6


05008591

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Usinas Siderurgicas De Minas Gerais SA Usiminas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3902 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/7/05

2004 ANNUAL REPORT

Usinas Siderurgicas De Minas Gerais
SA Usiminas


USIMINAS
ALWAYS PRESENT AND PROACTIVE.

OPERATING HIGHLIGHTS

OPERATING HIGHLIGHTS	2000	2001	2002	2003	2004	VAR. 04/03
Usiminas System Production – Raw steel (000 tons.)	7,184	7,080	8,448	8,621	8,951	4%
Usiminas	4,438	4,620	4,575	4,524	4,738	5%
Cosipa	2,746	2,460	3,873	4,097	4,213	3%
Sales volume - Usiminas (000 t.)	3,693	4,103	4,182	4,044	4,295	6%
Domestic market	3,102	3,270	3,283	3,183	3,453	8%
% Domestic market	84%	80%	79%	79%	80%	
Exports	591	833	899	861	842	-2%
% Exports	16%	20%	21%	21%	20%	
Sales volume - Cosipa (000 t.)	2,417	2,499	3,540	3,666	3,767	3%
Domestic market	1,969	2,165	2,129	2,159	2,331	8%
% Domestic market	84%	87%	60%	59%	62%	
Exports	448	334	1,411	1,507	1,436	-5%
% Exports	16%	13%	40%	41%	38%	
Sales volume – Usiminas System (000 t.)	6,110	6,602	7,722	7,710	8,062	5%
Domestic market	5,071	5,435	5,412	5,342	5,784	8%
% Domestic market	83%	82%	70%	69%	72%	
Exports	1,039	1,167	2,310	2,368	2,278	-4%
% Exports	17%	18%	30%	31%	28%	

RAW STEEL PRODUCTION – USIMINAS SYSTEM

SALES VOLUME - USIMINAS SYSTEM



Usiminas
Costipa
Million tons
7.2
2.7
4.5
7.1
2.5
4.6
8.4
3.8
4.6
8.6
4.1
4.5
8.9
4.2
4.7
2000
2001
2002
2003
2004
MI
ME
Million tons
6.1
1.0
5.1
6.6
1.2
5.4
7.7
2.3
5.4
7.7
2.4
5.3
8.1
2.3
5.8
2000
2001
2002
2003
2004

CONSOLIDATED SALES VOLUME MIX



Slabs
15%
Heavy plate
20%
Processed products
5%
Galvanized products
8%
2003
Cold rolled
25%
Hot rolled
27%



Slabs
15%
Heavy plate
21%
Processed products
5%
Galvanized products
8%
2004
Cold rolled
25%
Hot rolled
26%

CORPORATE PROFILE

SUMMARY

Founded on April 25 1956, Usiminas (Usinas Siderúrgicas de Minas Gerais S/A) commenced production on October 26 1962, the result of a financial and technical cooperation agreement signed between the Brazilian government and Japanese investors. Since its earliest days the Company DNA has been a combination of the pioneer spirit typical of the then president of Brazil, Juscelino Kubitschek, and the dynamism, ethics and determination of the Japanese to make a success of their first post-war opportunity for overseas investment. The combination resulted in a robust corporate culture of commitment to shareholders and the community, operating excellence, long-term vision and corporate responsibility.

Usiminas today is at the head of a group of 14 companies – the Usiminas System – all of them driven by the same team spirit that, in just a few decades, has turned the Company into one of the largest steel producers in the country and the Usiminas System into one of the 20 largest steel groups in the world.

Equipped with the leading-edge technology acquired from investments of over R$3 billion over the past ten years, the Usiminas System's world is steel production and the steel industry, with a complete line of flat rolled steel products from slabs to coated sheet, produced by two modern plants:

- The Intendente Câmara mill – the System's core production facility, producing 4.8 million tons/year of raw steel in Ipatinga (270 Km from Belo Horizonte) in what is known as Brazil's Steel Valley, close to one of the largest iron ore mines in the world;
- The José Bonifácio de Andrada e Silva mill – the production facility of its subsidiary Cosipa, producing 4.5 million tons/year of raw steel, strategically located in Cubatão, on the São Paulo state coast, close to Brazil's largest market.

The Usiminas System, employing 18,000 direct and 30,000 indirect workers, today enjoys a 55% share of the domestic market for flat rolled steel, supplying the auto, autopart, agricultural and road construction machinery, electric and electronic equipment, large diameter steel pipe and construction industries, among others, not counting retail distribution.

Usiminas shares have the third highest weighting in the Ibovespa Stock exchange index, with price gains of 600% over the past five years, during which time the Company has paid over R$7.1 billion in taxes, more than R$2.7 billion in salaries and benefits, more than R$1.7 billion in dividends.

MISSION

- To create value for society through its steel and steel-related activities.
- To validate each step of its production process by supplying high-quality and competitive goods and services, generating returns for shareholders and contributing to the well-being and development of employees and their communities.
- To constantly seek to extend the company's horizon and reconcile its economic objectives with the social demands of the community.

VISION

To consolidate what is now the largest, most modern and most competitive steel complex in Latin America, one of the 20 largest steel groups in the world, leader in the Brazilian market and with a significant presence in overseas markets, by implementing the following strategies to maximize shareholder returns:

- satisfy individual customer requirements with higher quality value-added products and services;
- strive to be the lowest-cost producer with the strongest capital structure;
- optimize synergies between the individual Companies of the Usiminas System.


As in any winning team, Usiminas combines individual skills and
talent with strong teamwork, discipline, a clear understanding of
the objectives and an unrelenting pursuit of results.

STEEL	USIMINAS (Mill - Ipatinga)		Leading company of the Usiminas System. Produces and sells hot and cold rolled coated and uncoated flat rolled steel, plate and slab.	Sales: 4.3 million tons (domestic market - 80%) Net revenue : R$ 6,8 billion Net income: R$ 3.1 billion
	UNIGAL (Ipatinga)	Usiminas: 79% Nippon Steel: 21%	Located inside Usiminas' plant, galvanizes steel plate and coil.	Net revenue: R$ 140 million Net income: R$ 26 million
	COSIPA (Cubatão)	Usiminas: 93%	Produces uncoated flat steel products (slab, hot and cold rolled heavy plate).	Sales: 3.8 million tons Net revenue: R$ 5.1 billion Net income: R$ 964 million
	SIDOR (Venezuela)	Consórcio Siderurgia Amazônia: 16%	Steel products.	Net revenue: R$ 5.5 billion
	SIDERAR (Argentina)	Usiminas: 5,3%	Steel products.	Net revenue: R$ 3.6 billion
CAPITAL GOODS AND STEEL STAMPING	USIMINAS MECÂNICA (Ipatinga)	Usiminas: 99.97%	Manufactures large pieces of equipment and metallic structures.	Net revenue: R$ 473 million Net income: R$ 32 million
	USIPARTS (Pouso Alegre)	Usiminas: 95%	Produces cabins and complete painted sub-assemblies for the auto industry.	Net revenue: R$ 163 million Net income: R$ 15 million
LOGISTICS	USIFAST (Betim)	Fasal: 50%	Runs an integrated logistics systems as a nationwide multi-modal operator, mainly for the industrial sector.	
	MRS (Juiz de Fora)	Usiminas: 20%	Rail transportation.	Net revenue: R$ 1.4 billion
	RIOS UNIDOS (Guarulhos)	Rio Negro: 100%		
	PORTS TPPM AND TMPC	Usiminas: 64%	Sea freight.	Net revenue: R$ 606 million Net income: R$ 63 million
STEEL DISTRIBUTION AND SERVICE	FASAL (Santa Luzia)	Usiminas: 50%	Processes and distributes steel products to domestic and international markets.	Net revenue: R$ 526 million Net income: R$ 78 million
	RIO NEGRO (Guarulhos)	Usiminas: 64%	Processes and sells hot and cold rolled and galvanized coil.	Net revenue: R$ 606 million Net income: R$ 63 million
	DUFER (São Paulo)	Cosipa: 51%	Affiliated with Cosipa, processes coil into plate, rolls, strips and blanks and distributes the resulting products.	Production: 219 thousand tons processed Sales revenue: R$ 237 million
	USIAL (Vitória)	Usiminas: 98% Usiminas Mecânica: 2%	Manufactures and sells steel products.	
	USIROLL (Ipatinga)	Usiminas: 50%	Grinding services and technology.	Net revenue: R$ 4 million Net income: R$ 1 milion
SOCIAL	FUNDAÇÃO FSFX (Ipatinga)		Service provider to the "Steel Valley" community in the areas of health, education and culture.	Márcio Cunha Hospital is Level 3 hospital excellence certified by the National Certification Bureau (Ministry of Health)
	CAIXA DOS EMPREGADOS		Usiminas employee pension fund.	Active participants: 13,661 Assets: R$ 1.4 billion
	FEMCO		Cosipa Social Security Foundation, assists Cosipa employees in Cubatão.	Active participants 5,645 Assets: R$ 1.13 billion
	CONSUL (Ipatinga)		Usiminas Employees Consumer Cooperative.	Sales revenue: R$ 54.46 million

80
74
60
68
40
47
20
0
2002 2003 2004


Government
41.55%
Employees
10.53%
Retained
24.49%
Shareholders
13.43%
Banks
10.00%

150
127,90
100
50
38,59
0
2003 2004

24,000
18,000
18,018
18,224
19,422
12,000
14,910
13,539
15,171
6,000
0

Gross operating revenue	3,123	3,798	4,740	6,221	8,803	41%
Domestic market	2,724	3,264	3,955	5,208	7,363	41%
Export market	399	534	785	1,013	1,440	42%
Net operating revenue	2,395	2,942	3,714	4,809	6,683	39%
Net operating revenue	892	1,037	1,316	1,796	3,097	72%
Gross margin	*37%*	*35%*	*35%*	*37%*	*46%*	
Operating income (before financial income/expense)	769	869	1,086	1,477	2,793	89%
Operating margin	*32%*	*30%*	*29%*	*31%*	*42%*	
EBTIDA	954	1,106	1,358	1,819	3,138	73%
EBTIDA margin	*40%*	*38%*	*37%*	*38%*	*47%*	
Net income	231	241	(321)	1,313	3,054	-
Net income margin	*10%*	*8%*	*-9%*	*27%*	*46%*	
Total assets	8,539	8,885	9,131	9,342	11,271	21%
Net worth	3,494	3,374	3,053	4,025	6,010	49%
Net debt	3,430	3,321	3,356	2,218	332	-85%
Capital expenditures	249	221	92	240	161	-33%

Gross operating revenue	5,059	6,276	8,394	11,096	15,984	44%
Domestic market	4,333	5,337	6,405	8,611	12,178	41%
Export market	726	939	1,989	2,485	3,806	53%
Net operating revenue	3,921	4,883	6,634	8,660	12,230	41%
Gross profit	1,308	1,488	2,356	3,067	5,572	82%
Gross margin	*33%*	*30%*	*36%*	*35%*	*46%*	
Operating income (before financial income/expense)	1,004	1,132	1,930	2,526	4,959	96%
Operating margin	*26%*	*23%*	*29%*	*29%*	*41%*	
EBITDA	1,344	1,547	2,429	3,072	5,624	83%
EBITDA margin	*34%*	*32%*	*37%*	*35%*	*46%*	
Net income	211	245	(325)	1,306	3,019	131%
Net income margin	*5%*	*5%*	*-5%*	*15%*	*25%*	
Total assets	12,865	13,729	15,523	15,573	16,981	9%
Net worth	3,743	3,358	3,033	3,999	5,949	49%
Net debt	5,968	7,038	8,803	6,744	3,495	-48%
Capital expenditures	929	1,324	579	475	333	-30%


12.2
8.7
6.6
5.6
4.9
3.9
3.1
3.0
2.4
1.3
1.5
1.3
0.2
0.3
(0.3)
2000
2001
2002
2003
2004


Exports
28%
Domestic
72%

SUMMARY

MESSAGE FROM THE CHAIRMAN	4
STRATEGY	7
CORPORATE GOVERNANCE	11
RISK MANAGEMENT	17
INTANGIBLE ASSETS	21
2004 HIGHLIGHTS	25
OPERATING PERFORMANCE	27
ECONOMIC AND FINANCIAL RESULTS	39
CAPITAL MARKETS	43
NEW PROJECTS AND PROSPECTS	47
SUSTAINABILITY	49
AWARDS AND CERTIFICATIONS	67
CORPORATE INFORMATION	71
FINANCIAL STATEMENTS	

For the Usiminas System, the year 2004 was one of achievements, a year in which we exceeded our targets in all respects. The achievements were the fruit of the tenacity, discipline and ethics that have been the hallmark of the Usiminas team since its creation.

In the field of operations, new products were developed and production records registered in several areas. Between them, Usiminas and Cosipa produced over 9 million tons of raw steel, of which 72% was sold on the domestic market.

Other System companies also performed well. Unigal produced above its rated capacity of 400,000 tons/year of higher value-added galvanized steel. After its reorganization, Usiminas Mecânica posted gross revenues of R$569 million, 87% of which from clients outside the Usiminas System. In Venezuela, Sidor was successfully restructured.

Strong production performance led to record financial results as well. Consolidated net income passed the R$3 billion mark with a 131% increase over 2003, while EBITDA totaled R$5.6 billion, with a 46% EBITDA margin.

This level of cash generation enabled the System to reduce total debt by US$621 million, more than double the original debt reduction target for the year, while executing in full the scheduled capital investments. In addition, we restructured our debt amortization profile and by year-end boasted an EBITDA/Net debt ratio of 0.6x, leaving us well positioned for whatever next steps the Company decides to take.

Part of these results can be attributed to stronger domestic and international demand and, consequently, more reasonable prices. Another part, however, has to be attributed to well-defined corporate strategies going back ten years or more, and to constant capital investment. Thanks to this planning, the Usiminas System is today a strong and integrated steel complex, with reliable supply logistics and state-of-the-art production technology.

We made further advances during 2004 in the integration of Usiminas and Cosipa, today the productive powerhouse of the Usiminas System.

We also met with success overseas. Our US debt issue, tailor-made for the Reg. 144 A market, was very well received, and served not only to raise capital but also to diversify our sources of funding. During both 2003 and 2004 we broadened our range of financial options and were able to raise funds with ease at acceptable costs and tenors.

Our strategy of combining a competent, well-qualified and committed team of people with advanced technology and permanent upgrading of the quality of our production techniques enabled us to recapitalize the company and prepare for a new round of capital investment in production lines and equipment which could exceed the US$600 million mark. A thermoelectric generation plant is planned for the Ipatinga mill as well as a new coke plant, resulting in self-sufficiency in coke. The Cubatão mill will overhaul its continuous caster and install a new blast furnace top turbine. We are also looking into the possibility of increasing production by up to two million tons/year.

To prepare for these projects, we signed two important long-term contracts during 2004: one with the Companhia Energética de Minas Gerais (Cemig) for electricity supply over the next five years and the other with Companhia Vale do Rio Doce for iron ore supply over the same period. We also renewed our contract with Nippon Steel for providing



advanced production, quality and environmental technology over the next six years.

We concentrated on improving our value creation agenda in order to secure the underpinnings of all these plans, the results of which can already be seen: Usiminas's shares have enjoyed growing liquidity on the São Paulo stock exchange and the share price has risen over 700% over the past three years, yielding more than 150% per year for the period 2003/2004.

Our achievements have been recognized outside of the capital markets as well. We received countless awards, especially for our activities in the fields of health, education and the environment. We were awarded OHSAS 18001 certification, consolidated our "Ser Mais" ("Improve Yourself") educational program and intensified our social activities, reinforcing our commitment to social welfare in our field of activity and respect for clients, partners, employees and the environment.

The strategic approach taken by the Usiminas System during 2004 is evidence that we are prepared and determined to play a key role in the consolidation of the steel sector, based above all on the experience and competence of our team in the field of acquisitions and our familiarity with different corporate cultures. Our international expansion will advance on a "from the inside looking out" basis and will continue to make progress. The Usiminas System will take advantage of the "deconstruction" of the steel chain of production in certain countries and will remain alert to opportunities to consolidate its lead position. We already have a strategic presence in Sidor and Siderar and are developing higher value-added export products. Over the medium term we shall continue to pursue international alliances and partnerships that offer opportunities for learning and creating greater value. Over the long term, we shall evaluate, judiciously and objectively, opportunities for stepping up a rung in the global steel ladder.

Rinaldo Campos Soares



The Usiminas System,
like a trained and coordinated team,
is well equipped to face challenges and
seize growth opportunities,
consolidating its leadership in Brazil and

The primordial policy objective during the years 2005 and 2006 will be the sustainability of economic growth, both in Brazil and overseas. Global growth is threatened by the disruption of supplies, the twin US deficits, the price of oil and other raw materials and the downturn in some of the largest emerging markets, like China. In Brazil we shall have to deal with bottlenecks in infrastructure and the supply chain, a redefinition of the regulatory framework and the difficult task of reconciling the macroeconomic objectives of sustained growth, low inflation and surpluses on the country's external accounts. The steel sector worldwide will face the threat of excess capacity resulting from expanded production in lower-cost countries and sector consolidation.

Brazil is well positioned to play a major role in the world steel industry, due to its global competitiveness in primary production and downstream industries and the huge opportunities for investing in infrastructure and basic industry. The key, however, to this major role is sustainability. The moment calls for responsible and competent planning, for investments in new technologies, for creating corporate value and for rebuilding balance sheets so as to achieve increasingly positive results, generating returns for shareholders and the community alike.

The Usiminas System is aware of these challenges and has developed a value creation agenda, focusing on its commitment to shareholders, refinements to its fundamental strategic and corporate principles and a strengthening of its managerial capabilities.

We are already well advanced into this agenda, which includes: optimizing our investments and continually improving our ability to identify and analyze opportunities that can offer a minimum return of 18%; a presence in all key areas of the steel production chain; meticulous analysis, including discounted cash flow analysis, thorough testing of assumptions, simulations and sensitivity testing for different scenarios; and strengthening cash flow through a 10% increase in production.



LOW
RELATIVE DIFFICULTY
HIGH
STREAMLINE FIXED ASSETS
OPTIMIZE LOAN AND HEDGE PORTFOLIOS
CUT COSTS: CONTINUOUS IMPROVEMENT, SOURCING, SUPPLY CHAIN MANAGEMENT
DEVELOP COMMERCIAL ALLIANCES
DEVELOP NEW PRODUCTS
OPTIMIZE THE PORTFOLIO SUBSIDIARIES/GOVERNANCE
DEVELOP NEW MARKETS
STRENGTHEN DISTRIBUTION
PRIORITY MEASURES
STRICT CONTROL OVER CAPITAL INVESTMENTS
INVESTOR RELATIONS
INTEGRATE USIMINAS/COSIPA MANAGEMENT
REVIEW COMMERCIAL STRATEGY
OPTIMIZE MODEL FOR COMMERCIAL OPERATIONS
STRATEGIC ALLIANCES/ ACQUISITIONS
DEBT REDUCTION
LOW
MEDIUM-TERM IMPACT ON VALUE CREATION
HIGH

Partly to help attend the above agenda, Usiminas has renewed its partnership with Nippon Steel, in itself a guarantee of constant technological upgrading, and has also signed two strategically important contracts. The first, with Companhia Vale do Rio Doce (CVRD) for 5 million tons/year of iron ore supply over the next five years, for a total 25 million tons. The second with Companhia Energética de Minas Gerais (Cemig) for electricity supply for both Usiminas and Cosipa, also over the next five years. The contract is one of the largest ever signed in the Brazilian freely-negotiated energy market and is intended to reduce energy costs. The two plants will receive 14,293,400 MWh over the next five years, corresponding to an average supply of 350 MWh, equivalent to 1.2% of Brazil's entire energy consumption, 7% of total hydroelectric generation in the state of Minas Gerais or 15% of Cemig's industrial energy sales.

Usiminas has continued the integration process between Usiminas and Cosipa and has implemented a new S.A.P. system for maximizing synergies in vital areas such as procurement, sales, inventories, planning and IT. Today Usiminas and Cosipa are the locomotives of the Usiminas System. Our aim is to obtain up to R$150 million in cost savings per year from these synergies.

STRATEGIC OBJECTIVES

Social responsibility

To protect the public credibility and the social and environmental legitimacy of the companies in the Usiminas System, through the development of products, activities and solutions that prioritize social inclusion and the preservation of the environment for future generations.



Clients

To serve our clients' individual needs and expectations by bringing the integrated capabilities of the System to bear, achieving customer satisfaction and a strong presence in the market.

Profit

To maximize profit and reinforce the competitiveness and the image of the System companies by searching for new opportunities, reducing costs, increasing revenues, raising productivity and creating the maximum value for shareholders, clients, suppliers, partners, employees, the government and the community.

Corporate Management

To maximize the efficiency of the Usiminas System companies by using their respective competencies to the greatest advantage, aiming at the strongest possible market position, the lowest costs and maximum efficiency gains through the coordination of strategic initiatives.



Cold rolled coil

People

To create an environment where people are one of the Usiminas System's competitive advantages, where people are motivated and constantly learning, where they can develop and exercise their talents, share values and meet challenges, within the time demands of the outside world and in a climate of cooperation and teamwork.

Corporate Competitiveness

To be permanently incorporating new technologies and the results of new research, taking maximum advantage of the synergies in the value chain of the System companies, incentivating the widespread use of technology, mutually advantageous partnerships, based on the principles of unshakeable mutual trust, enabling the System to rapidly neutralize threats and make the most of opportunities.



The Usiminas System is
constantly innovating in order
to increase its lead on the corporate score board
by improving disclosure
of all the information needed
for correct analysis by the market.

The Usiminas System is committed to the best corporate governance practices and has constantly sought to improve relations with financial markets and investors, maintaining a free float totaling 70.7% of its shares as of December 2004.

To guarantee transparency and a steady flow of information, the Usiminas System hosts public conferences and adheres to an annual agenda of corporate events for analysis and clarification of events, projects and prospects.

The Company makes every effort to provide information concerning the System at a level of detail similar to that found in information memorandums accompanying debt securities issues, and promptly announces the signature of any important contracts, agreements or partnerships together with all the information needed for the market to be able to reach an informed conclusion regarding the same. It also provides consolidated information on share dealings by management, controlling shareholders and members of the fiscal council.

INTERNAL AUDIT

Usiminas has an internal Control System with an independent organizational structure, norms and procedures to ensure compliance with the Company's policies and strategic objectives. The system is constantly monitored and revised to ensure that its control mechanisms have the responsiveness demanded by the competitive environment. The aim is to ensure an ethical approach to business, transparency of information, rational use of resources, the preservation of the Company's assets and the interests of the organization.

A link has been added to the Internal Audit page on the Company intranet to facilitate the flow of information to internal control by permitting any user to communicate directly with the department, requesting its services or alerting it to situations that require its attention.

Usiminas Head Office. Landscaping by Burle Marx.



BOARD OF DIRECTORS

Members of the Board of Directors serve a two year term and may be re-elected. The Usiminas System's Board is composed of nine effective members and their respective alternates, elected by the General Shareholders Meeting, plus the Company's president and CEO, as a permanent member. The Board is made up of members indicated by large Brazilian industrial groups, all of them financially very sound and employing large numbers of industry professionals. They are very familiar with the challenges facing the steel industry and have extensive experience and tradition in long-term investments in the productive sector.

The Board of Directors elects the members of the Executive Board and defines their responsibilities. Their task is to define the Company's overall business direction and set the guidelines for management and the criteria by which performance will be measured. The Board must also approve and keep track of annual budgets, investment programs and the Company's participations in any other companies.

EXECUTIVE BOARD

The Executive Board is made up of the president and CEO, plus four directors – Finance, Sales, Business Development and Special Relations – whose mandates coincide with those of the members of the Board and who may be re-elected.

The Executive Board is given all the powers required to comply with the Company's corporate purposes, within the limits established by the law, the Company's bylaws and the decisions taken by the General Shareholders Meeting and the Board of Directors.

It is the responsibility of the president and CEO to chair the Company's General Shareholders Meetings and the meetings of the Board, to coordinate and provide guidance for the other directors in their respective fields of activity and to ensure that the decisions of the Board of Directors and the Executive Board are carried out.

FISCAL COUNCIL

The Fiscal Council, a non–permanent entity, is composed of five members, who are elected by the General Shareholders Meeting. It has responsibility for overseeing the acts of management and confirming compliance with their legal obligations, as well as for analyzing, on at least a quarterly basis, the Company's financial statements. The Fiscal Council should also issue its opinion regarding any proposals concerning alterations to the Company's capital stock, investment plans or capital budgets, distribution of dividends and any corporate transformation, incorporation, merger or split of the Company.

PROFILE OF BOARD MEMBERS AND EXECUTIVE DIRECTORS

The Usiminas System is run by steel professionals, with lengthy experience in the steel industry. They have been many years with the Company, which is a demonstration of stability in the Company's management and loyalty to the Company's management policy. This eliminates any risk of sudden policy shifts and is a sign of preparedness and commitment.

BERTOLDO MACHADO VEIGA

Chairman of the Board of Directors

Graduated in Law from PUC and has practiced in Belo Horizonte courts since 1967. He is director of Controls at Fasal Comércio e Indústria de Produtos Siderúrgicos and a member of the Board of Directors of Cosipa.

JOSÉ AUGUSTO MULLER DE OLIVEIRA GOMES

Board member

Graduated in civil engineering, was president and CEO of Camargo Corrêa Metais S.A., Planning and Financial Controls Director of Camargo Corrêa S.A., representative of Construções e Comércio Camargo Corrêa S.A. on the Board of Quotaholders, and on the Technical Board of Unicon (União de Construtoras Ltda.), director of Tencom Comércio e Participações Ltda. and, currently, Board Member and Director of Instituto Camargo Corrêa.

MARTA XAVIER GONÇALVES

Board Member

Graduated in Economics, with a MBA in Finance and Corporate Law and a post-graduate degree in Foreign Trade. Was coordinator of the Project Analysis, Credit and Norms Department of the Banco do Brasil's Rio de Janeiro superintendent's office and was senior analyst in the Capital Markets Management/Investments Department of Previ (Banco do Brasil Pension Fund).

GABRIEL STOLIAR

Board Member

Post-graduate degree in Production Engineering and an Executive MBA (PDG/EXE). Was Superintendent of Operations in the mining and metals, chemicals and petrochemicals and pulp and paper department at BNDES Participações S.A., Director of BNDESPAR (with responsibility for investment, disinvestment, portfolio planning and control) and is currently Executive Vice-president of Cia. Vale do Rio Doce, as well as sitting on the boards of Bahia Celulose S.A. and the Rio de Janeiro Stock Exchange (BVRJ).

KENICHI ASAKA

Board Member

Graduated in Social Studies, made his career in the Nippon Steel group, acting, among other positions, as group manager of the Chemical Plant and Tank Division and General Manager and substitute Director of the Nippon Steel Corporation's Environmental Facility and Hydraulic Systems division. Currently President and CEO of Nippon Empreendimentos Siderúrgicos S.A.

HIDEMI KAWAI

Board Member

Graduated in Economics and has been Director of the Eximbank of Japan (today JBIC) and Executive Director of the Marubeni Corporation. Currently Special Consultant to the Marubeni Corporation.

MARCUS OLYNTHO DE CAMARGO ARRUDA

Board member

Graduated in Law and Business Administration. Worked as Legal Director for Indústrias Votorantim and other companies of the same group. Currently Executive Vice-president of Banco Votorantim.

DALTON NOSÉ

Board Member

Graduated in Metallurgical Engineering. Was President and CEO of Cia Siderúrgica Pains, in Minas Gerais, Vice-president of ISCON (Iron and Steel Consulting), President and CEO of Konus Icesa in Brazil, Director of Development (Equity Investments and Business Development) of Cia. Vale do Rio Doce and President and CEO of APSL ONPN Participações, Minas Gerais. Currently President and CEO of Ferro Gusa Carajás and member of the board of directors of Siderar, Buenos Aires (Argentina).

ERMÍNIO TADEI

Board Member

Graduated in Economics and Administration, with an MBA in Business Administration and graduate and post-graduate degrees in Modern Languages (Portuguese and German). Made his career in Banco do Brasil, acting as co-manager in its Singapore and Tokyo (Japan) branches, Head of the Overseas Operations Control Department and Executive Manager of Overseas Operations.

RINALDO CAMPOS SOARES

Board Member, President and CEO

Graduated in Mining and Metals Engineering, with a Phd in Engineering. Made his career in Usiminas where he has acted as Head of Production, Mill Superintendent and Operations Director. Currently he is President and CEO of Usiminas, President of Usiminas Mecância and Fundação São Francisco Xavier; Chairman of the Board of Rio Negro; Vice-chairman of the Board of Cosipa; effective member of the board of Usifast; member of the boards of Siderar (Argentina) and Sidor (Venezuela); member of the board of Confab; member of the Advisory Board of Cenibra and of the Faculdade Pitágoras; and member of the President of Brazil's Social and Economic Development Council.

PAULO PENIDO PINTO MARQUES

Financial and Investor Relations Director

Graduated in Electrical Engineering, the current Financial and Investor Relations Director of Usiminas has in the past been Investment Director and Vice-president and Director of Financial Institutions and Services of Citibank, Director for the area of large corporates and financial institutions and Director of Merchant Banking and Financial Institutions at BankBoston and Vice-president and Director of the Loans and Credit Department of J.P.Morgan (Morgan Guaranty Trust C. of New York).

GABRIEL MÁRCIO JANOT PACHECO

Business Development Director

Graduated in Mechanical Engineering, the current Business Development director of Usiminas made his career in the company, having acted as head of slab rolling, head of cold strip rolling, head of the Energy Department and Superintendent of Equipment and Installations.

IDALINO COELHO FERREIRA

Commercial Director

Graduated in Mining Engineering and Metallurgy, the Commercial Director of Usiminas also made his career in the Company, acting, among other things, as Technical head of the mill, covering the departments of Metallurgy and Inspection, Planning, Production Control and IT and Domestic Market Sales Management.

RICARDO YASUYOSHI HASHIMOTO

Special Relations Director

Graduated in Economics, Law, Accounting Sciences and Business Administration, he is currently Special Relations Director at Usiminas, after having been a Division Head, Assistant to the Superintendent and Assistant to the Director-Superintendent.

INVESTOR RELATIONS

The Usiminas System expanded its relations with investors during 2004 by holding conference calls, hosting events, improving its website and promoting more frequent contact with investors and the market. Its investor relations activities are based on its value creation agenda, drawn up for the purpose of contributing to broader-based Company sustainability.

As part of its policy of disclosure and transparency, the Usiminas System held its 2nd Usiminas Investors and Analysts Meeting on August 19 2004 at the José Bonifácio de Andrada e Silva mill in Cubatão, for more than 200 attendees.

Presentations were also made in all the Regional APIMEC offices (Association of Capital Markets Professionals and Investors).

Independent Auditors

The Company's policy concerning non-audit-related services of its independent auditors ensures the absence of any conflicts of interest or loss of independence or objectiveness.

In compliance with CVM Instruction 381/2003, we inform that the current contracts and services rendered by our independent auditors to the Company and its subsidiaries refer exclusively to external audit services.



The technical teams at Usiminas
are permanently alert to new challenges
and eager to upgrade processes
and devise new strategies in
dynamic, synchronized and effective harmony
with the organization's objectives.

The very nature of the Usiminas System's activities exposes it to countless risks, which are carefully analyzed and monitored, using the most advanced risk management technology, which is constantly being reviewed so that strategy can be rapidly altered in the event of unexpected circumstances. Corporate management also includes risk management training at different levels in the Company, in order to give managers the ability to recognize potential situations of risk or conflict and to objectively take the appropriate measures.

In 2004, as part of its policy of maintaining strict control over risk factors, the Company undertook a project, involving all areas of the Company, to update the inventory of the risks inherent in its principal processes and the effectiveness of the existing controls and activities to deal with each case. This methodology will enable the Company to permanently measure its risks and generate an integrated and dynamic action plan for an increasingly efficient and rational protection of the organization's objectives.

Industrial operations risk

By its very nature, a steel company is always exposed to risk in its production area, given the presence of gases and the continuous operations of high-temperature furnaces. In order to reduce these risks, Usiminas is constantly investing in equipment, follows a strict machinery maintenance routine, trains employees in handling the machinery and in workplace safety, provides top-quality safety equipment – and makes sure it is used – and strictly controls access to higher risk areas. The result is that, besides mitigating and controlling risks, the Company pays one of the lowest insurance premiums in the market, compared with other steel companies, for all-risk cover of its assets.

The Company's procurement area has signed up long-term agreements with strategic suppliers of raw materials, other materials and services in order to guarantee a secure supply of the inputs essential to maintaining production. The Company also monitors trends in several markets in order to be able to take early action, evade threats and make the most of opportunities.

Exchange rate risk

The Usiminas System exports approximately 30% of production, which gives it a natural hedge in the form of a steady source of hard currency income worth about US$1.2 billion in 2004. In addition to this natural hedge, the Usiminas System enters into swap transactions to swap the currency risk on part of its foreign currency debt to a local currency basis. The policy is to protect the Company's hard currency cash flow.

Financial risk

The Usiminas System took great strides in 2004 to lengthen its debt maturity schedule and alleviate the bunching-up of short-term maturities, reducing, at the same time, leverage to its lowest ever. The Net debt/EBITDA ratio is currently at 0.6x, paving the way for the Company to finance its expansion plans at very attractive rates.

Technological risk

The Company maintains sophisticated Research and Development Centers at its plants, with a full range of technological skills, in order to reduce its exposure to technological risk. This also helps it reduce its dependence on overseas technical assistance and ensures the availability of a technological team on standby, ready to step in if anything goes wrong.

The Usiminas System has had a patenting department since the seventies, as part of its global technological development philosophy, to safeguard its legal,. technical and economic rights to its inventions and technological advances. As a result, Usiminas is Latin America's leader in number of steel sector patents. By year-end 2004, the Usiminas System had filed 652 patent claims at Brazil's INPI (National Institute for Industrial Property) and 23 abroad, resulting in 400 Brazilian patents registered.

Raw materials yard at the Intendente Câmara mill.



Cyclical and market risk

The steel sector depends on imports of raw materials and other inputs and is thus vulnerable to sudden changes in world economic conditions. International raw materials and finished product prices have been extremely volatile, obliging the System to constantly monitor the situation and change commercial policies to adapt to new circumstances as they evolve.

Environmental risk

The greatest environmental dangers are posed by the Intendente Câmara and the José Bonifácio de Andrada e Silva mills. The principal threat to the atmosphere comes from particulate matter such as sulfur and nitrogen oxides and volatile organic compounds.

The greatest threat to the water is alterations to the pH and the presence of ammonia, solids in suspension, cyanide, phenols, oil, grease and changes in the biochemical need for oxygen. Sludge and slag are the main forms of solid waste. All of these risks are monitored round the clock, and the need for this led to a new process of continuous improvement, since certified ISO 14001 compliant after an audit by Det Norsek Veritas (DNV).

Information security

Nowadays, information is considered one of a company's main assets, which increasingly emphasizes the importance of the systems that manage information. The development of new technologies such as e-commerce, virtual private networks and remote access, mostly using the internet, has alerted companies to the need for security to counter increasing vulnerability to a broader universe of threats.

The Usiminas System has been taking concrete steps towards implementing procedures for managing the risks and for ensuring information security procedures, by defining the overall guidelines for the allocation of resources to IT and a formal structure within the Company for managing them.

As part of this objective and of the overall IT planning process, priority was given to a number of projects such as: the use of software and hardware to optimize the security infrastructure and protect, principally, the Company's communication with the outside world; classification and control of content, which will serve as the basis for defining risk management strategies; an audit and analysis of vulnerabilities, in order to monitor the exposure of the Company's assets; the physical security of the Data Processing Center, in order to guarantee availability and level of service, since all corporate information has now been centralized in the Center. At the same time, the Company is constantly testing new technologies and trends in order to keep the security and the risk under control.



The Usiminas System
has created values such as
strong team spirit,
a respected name in Brazil and abroad,
technical excellence and
a well-balanced management team
that is committed to
the Company's strategic objectives.

From the very first, Company management has always dedicated attention to developing intangible personal, technological, commercial, social and other values that would later become the pillars of sustainable growth.

Organizational culture

The Usiminas System possesses a clearly defined organizational culture that attaches value to professional integrity, business ethics and personal recognition as the driving forces of its strategic and operating objectives. These values, cultivated by and shared among Sistema Usiminas employees, give corporate leadership a reputation and credibility and a perfect interaction between daily routines that produces tangible operating synergies and stimulates the commitment, the dedication and the personal contribution of each of the Company's professionals.

This contribution directly impacts the results of the Company, which is constantly setting new production records and record times for adapting to new equipment. The System's two mills have on more than one occasion been selected by international clients to train employees from the world's largest steel producers because of the speed and the quality obtained from state-of-the-art equipment. The mills are frequently requested to train technical personnel that will go on to work at other Brazilian steel mills.

Technology

To maintain its leadership of the Brazilian market and remain internationally competitive, the Usiminas System has adopted two courses of action: it has signed technological agreements to keep it updated as regards new products and processes, such as the cooperation agreement with Nippon Steel, and it has its own research center, staffed with 136 technicians, of which 48 are researchers, about 70% of them with post-graduate degrees, whose responsibility is:

- to constantly work towards improving the company's products and processes, so as to gain productivity and reduce costs;
- to research new products to satisfy market demands and the specific needs of individual manufacturing sectors;
- to involve themselves in application engineering, so as to be able to offer individual attention and personalized solutions, creating client loyalty;
- to reduce dependence on overseas technical assistance, which also helps reduce costs;
- to add to their technical knowledge, so as to enable the Company to obtain the maximum return from its equipment and also acquire the ability to sell technology;
- to develop and patent new products and processes for application in production and to be offered for sale, an activity that for years now has resulted in a positive balance between technology bought and technology sold, besides broadening the knowledge base;

The center also works with universities and groups of students on product development, environmentally correct waste disposal and social projects.

The Usiminas System's technological cooperation agreements enable it to constantly upgrade its production line and product quality, diversifying its product mix and keeping its technical personnel up to date with the latest technology in the world in the fields of:

- environmental preservation – making it possible for the Company to obtain all the certifications currently available and achieve the highest standards of environmental quality at the Ipatinga plant and to eliminate environmental liabilities, as was done in the Cubatão region;
- self-generation of energy – making maximum use of the gases produced in the productive process itself, cutting costs, reducing energy dependence and helping preserve the environment.

Commercial strategy

The Usiminas System is known in the market for high product quality and reliable supply, thanks to the dedication of its employees, constant maintenance and upgrading of equipment and processes and its commitment to serving the domestic market.

The System is committed to a strategy of reserving approximately 70% of sales for the domestic market, however strong international demand may be. This is a long-standing strategy that is at the heart of the company's leadership position in the domestic market. This also enables customers to confidently commit to their investment and production plans and creates ties of loyalty between customer and supplier. It is no coincidence that the Usiminas System's 30 largest clients have been part of the customer portfolio for over 30 years. The 30 largest customers account for 68.3% and 56%, respectively, of total sales volume of Usiminas and Cosipa.

On average, approximately 30% of sales are exports, as part of a policy of maintaining a presence in international markets. The Usiminas System also enters into supply agreements with international customers as a means of decreasing its activities in the spot market. This entails maintaining close commercial relations with international customers and reduces the Company's exposure to demand and price swings.

In addition to its commitment to quality and to delivery deadlines, the Usiminas System can also count on an enviable logistical structure. Its plants are strategically located. Ipatinga is actually located within the so–called Minas Gerais iron polygon, known as the Steel Valley, while Cubatão is within 100 Km of Brazil's largest consumer center (São Paulo) as well as having rail and port terminals within its plant perimeters. In addition, the System is composed of another 12 companies, engaged in specialty steel production, metallic structures, processing, services and distribution of steel products as a nation-wide multi-modal operator. The System is equipped to supply all industry sectors demanding steel products, giving it the flexibility to maintain a presence in a wide range of sectors of the economy.

This strategy, long recognized by the market, makes the Usiminas brand a by-word of responsibility, ethics, quality and commitment, backed up by its dominant market share.

Synergies

The Usiminas System's strategy for harmonizing the activities of the different companies in the group is to extract year by year the synergies existing between them, standardizing processes, offering opportunities for training and professional advancement and sharing experiences and technology. The high point of these synergies is the operating consolidation of the two mills, complementing each other, producing cost savings and productivity gains.



The Somar project.

Corporate responsibility

The corporate credibility enjoyed today by Usiminas is the fruit of four strategic directions taken over the years: clear definition of objectives that create value for shareholders and for the community; convincing our partners throughout the chain of production to adopt the same objectives; meeting the expectations of clients and the communities where the company is active; seeking effective and lasting solutions for problems of social and economic exclusion.

Ipatinga is today considered one of Brazil's foremost examples of HDI (Human Development Index), thanks to the partnership with Usiminas since its foundation. In Cubatão (SP) Cosipa has contributed towards a significant improvement in environmental and educational standards.

Corporate governance

The corporate philosophy of the Usiminas System and its shareholders is reflected in its decision to create a strong corporate culture based on values such as ethics, transparency, legal compliance and fairness, together with continuous improvements in its product mix, strategic long-term partnerships, the creation of value for the community and a long-standing relation of trust and loyalty with clients and suppliers.

The achievements of the Usiminas brand are the legacy of prudent and socially, economically and environmentally committed management in the hands of experienced sector executives, accustomed to long-term strategic planning. The result has been steady growth, adapted to the ups and downs of the steel sector and the economy as a whole.



At year-end 2004,
the Usiminas team had much to celebrate.
With determination and dedication to
their targets, the Usiminas System companies
chalked up one production, sales
and revenue record after the other in 2004.
With the right team, it is that much easier.

USIMINAS SYSTEM

In 2004 the Usiminas System:

• Posted record EBITDA of R$5.6 billion;

• Record net income of R$3 billion as well (the best among Brazil's flat steel producers);

• Paid shareholders a total R$ 1.068.803 thousand.

USIMINAS

• Produced over 4.7 million tons of raw steel, 4.5 million tons of pig iron, 4.5 million tons of hot rolled steel and 1.9 million tons of cold rolled steel, a record in the history of the Intendente Câmara mill.

• Sales volume of 4.3 million tons, of which 3.6 million tons (80%) to the domestic market.

COSIPA

• Record 4.2 million tons of raw steel production.

• Sales volume of 3.8 million tons, of which 1.4 million to overseas markets.

UNIGAL

• 420 mil tons of hot dip galvanized sheet, exceeding rated capacity of 400 thousand tons.

USIMINAS MECÂNICA

• Record R$569 million gross revenues, of which 13% from the Usiminas System itself and 87% from outside clients. High points were the new lane and other structural elements for the Bronx-Whitestone bridge in New York, the metal superstructures for the bridge over the Orinoco river in Venezuela and platform modules for Petrobras, consolidating its leadership in the oil and gas market. Other active markets were railcars, the naval industry and agricultural machinery.

FASAL

Processed and distributed 220 thousand tons of steel, 30% more than the previous year's record.

USIPARTS

• Record sales of R$200 million.

• TS 16949 certification, qualifying it to ship to auto manufacturers in any part of the world.

RIO NEGRO

• Highest production in its history: 622 thousand tons of steel.

• Elected by Valor Econômico newspaper the best wholesale distributor in the country and one of the best in personnel management.

USIFAST

• 20% increase in cargo volume, beating 2003.

• 20% increase in operating revenue as well, setting a new record.

DUFER

• Production record: 219 thousand tons processed.

• Record results: Sales of R$ 237 million.

MRS LOGÍSTICA

Transported 97 million tons of cargo, an improvement over the previous year.



Another winning season
for the Usiminas team in 2004:
record 8.9 million ton raw steel production
and promising research on
new higher value-added specialty steels.

PRODUCTION

The Usiminas System produced 8.9 million tons of raw steel in 2004, 3.8% more than in 2003 and a new record for the System. The José Bonifácio de Andrada e Silva mill was responsible for 4.2 million tons with another 4.7 million tons being produced by the Ipatinga plant, which succeeded in setting a host of new production quality records.

The Intendente Câmara mill operated at full capacity in all segments during the year and set 30 new monthly and 27 new annual production records, including record pig iron and molten steel production, record hot rolled and cold rolled production and record shipments.



#2 steel plant at the Intendente Câmara mill.

2004 records at the Intendente Câmara mill

AREA	2004 RECORD	PREVIOUS RECORD	
	TONS	TONS	YEAR
Total pig iron production	4,501,610	4,335,698	2001
Molten steel	4,820,336	4,703,667	2001
Total hot rolled	4,510,949	4,271,186	2003
Total cold rolled	1,966,003	1,806,115	2003
Unigal production	428,410	396,543	2003
Total volume galvanized	724,912	666,117	2003
Total volume finished products	4,363,054	4,282,456	2001
Total volume shipped	4,366,541	4,176,620	2002
Total sales of rolled and processed products	4,282,956	4,123,027	2002

Concern at the price of coke, which suffered a series of increases during the year of 2004, led a technical team at Usiminas to seek ways to improve the mixture at the coke plant as a means of reducing the volatile material content and increasing the injection of coal into the blast furnace. This solution produced a reduction in coke consumption.

As part of its plan for meeting customer needs, Usiminas is shifting the focus of its research and new product development to higher value-added steels like high resistance steel for the auto industry and the oil and oil products transportation sector.

During 2004 Usiminas developed and launched on the market its new Dual Phase steel in the form of rolled and coated products. These are grades of steel capable of meeting new standards of safety and weight reduction and are only produced by Usiminas in Brazil. Usiminas also transferred to Cosipa the technology for producing API steel. This is an example of the growing synergies between the two companies and Cosipa now produces specialty steel for use in gas and oil pipelines for the oil industry.

Another milestone was the improvement in the quality of our flat rolled products. Approximately R$58 million were spent on quality improvements, which was confirmed by a customer satisfaction survey revealing a reduction in the number of technically valid complaints concerning the Company's cold rolled products.

Steel plants

At the Ipatinga plant, the expansion and modernization in October 2004 of the vacuum degassing (RH) at the #2 steel plant introduced a number of improvements, the result of which was a 210,000 tons/year increase in specialty steel production, a higher value-added product used mainly in the auto industry. The function of the equipment is to purify the higher value-added cold rolled steels for applications such as the stamping of steel car bodies. The process consists of extracting the maximum possible of gases from between the steel grain, especially hydrogen, to reduce the risk of the sheet rupturing.

Hot rolling

The hot strip mill at Ipatinga set a new record in 2004: 3.5 million tons of rolled sheet, easily surpassing the previous 3.3 million tons record set in 2000. The increase in productivity took production to a new level of 310 thousand tons of rolled sheet per month of 31 days.

The heavy plate rolling line received two new pieces of equipment during the year, in order to be able to meet demand and keep up with market trends. As the aim was to increase the level of technology and the degree of automation, a new Marking-out machine was installed in July 2004 and in August a new Gamma Ray Thickness Measurement machine, to give greater precision, speed and reliability to the inspection process at the heavy plate finishing line. The equipment has three gamma ray laser velocity measuring instruments, resulting in faster production times.

ECONOMIC ENVIRONMENT

The global economy had a very good year in 2004, largely due to economic growth in the US, China and other Asian countries, which gave a boost to international trade, especially trade in steel products. International prices for the raw materials used by the steel industry soared throughout the year, with a powerful impact on the prices of finished steel products.

World economic conditions exercised an important influence on the Brazilian economy, which had been showing signs of recovery since fourth quarter 2003. The key variable behind the performance of the Brazilian economy, which grew 5% in 2004, the highest since 1994, was exports, which benefited directly from the favorable international environment. Exports were responsible for a trade surplus of over US$ 33 billion and a current account surplus of over US$ 10 billion. By June, this outstanding export performance was already generating growth in non-export related sectors of the economy. The recovery could be seen in sectors such as non-durable consumer goods (food and clothing) and building materials (always the last to be lifted by the tide of economic recovery), with positive impacts on wages and incomes.

The challenge facing Brazil is to raise the level of investment in the economy, in order to ensure that growth is sustainable, given the limitations imposed by precarious transportation infrastructure and by the high level of capacity utilization in several sectors of the economy. This challenge was already evident in 2004 and the steel industry itself is preparing for another round of capital expenditures on capacity expansion, in order to be able to handle the growth in the multiple sectors of the economy that use steel as their raw material.

Cooling slabs at the José Bonifácio de Andrada e Silva mill.



MARKET ANALYSIS

The Brazilian market for flat rolled steel grew by 13.6% in 2004, well in excess of initial forecasts.

Throughout the year demand in the domestic market grew stronger and stronger, largely driven by what can be called indirect exports – exports of steel-intensive goods such as automobiles, electronic equipment, agricultural machinery, road-building machinery, pipe etc..

By mid-year, the effect of higher exports was beginning to reach other sectors that depend more on the level of investment in the economy (industrial equipment, construction, naval construction, large-diameter pipe) and on internal consumption (household utensils, containers of all sorts) making for more balanced growth between the different sectors of the economy.

Economic growth drove demand for flat rolled steel products to record levels, over 1.2 million tons in excess of sales volumes at the steel mills in 2003.

000 tons

Domestic demand for flat rolled steel

SECTOR	2003	2004	% CHANGE
Auto industry	817	1,142	39.8
Autoparts	930	1,188	27.8
Naval industry	33	84	153.9
Agricultural and road-construction machinery	217	252	16.1
Industrial equipment	173	178	3.0
Electronic equipment	339	369	8.6
Household utensils	286	343	19.8
Containers	708	727	2.6
Construction	801	868	8.3
Re-rolling	328	365	11.3
Small diameter pipe	753	743	(1.4)
Shapes	198	168	(15.4)
Distribution	2.799	3,097	10.7
Large diameter pipe	310	344	11.2
Others	208	241	15.9
Total	**8.900**	**10,109**	**13.6**

Hot rolled strip.



USIMINAS SYSTEM SALES

Mindful of its commitment to prioritize the domestic market, the Usiminas System destined 72% of total sales volume to this market in 2004, exporting the remaining 28%. A total of 8.1 million tons of rolled and processed products was sold during 2004.

The System also diversified its export destinations and entered into new commercial alliances, with the idea of expanding customer loyalty and reducing activities on the spot market. A highlight of the year was the System's new Dual Phase generation of steel products, developed to meet the requirements of the auto industry as to issues of safety, reduction in weight, consumption and pollution.

In its endeavor to continue improving the product mix and increase its market share, the Usiminas System is developing a number of specialty products, such as high resistance bake hardening steel, micro-alloy high strength steel, enameling steel, high-efficiency electrical steel and specialty steels for metallic structures.

The Usiminas System has adopted a segmented commercial strategy coupled with unified (Usiminas-Cosipa) customer management, without taking its eye off growing markets like the naval construction industry. The System does everything within its power to improve commercial management. In this context, it advanced further during 2004 with the integration Usiminas-Cosipa, coordinating commercial strategies, standardizing internal freight rates, creating one price list for the whole System and upgrading the Cubatão plant technologically.

Domestic market

In step with the increase in domestic demand, the Usiminas System sold 5.8 million tons of flat rolled and processed steel to the domestic market, 7.3%more than in 2003.

Much of this growth was a reflection of higher sales – above the historical average - to the auto industry (autos and autoparts) and the agricultural and road-construction, the electronic equipment, the re-rolling and the large diameter pipe sectors of the economy. The distribution, auto, autoparts, small and large diameter pipe and construction industries accounted for 74% of the Usiminas System's sales to the domestic market in 2004.

Shipping hot rolled strip.



In: 1,000 tons

Usiminas System domestic market sales

SECTOR	2003	2004	% CHANGE
Auto	489.8	623.6	27.3
Autoparts	629.2	739.0	17.5
Naval construction	31.9	84.3	164.3
Agricultural and road-construction machinery	185.2	218.9	18.2
Industrial equipment	169.7	164.0	(3.4)
Electronic equipment	198.5	232.7	17.2
Household utensils	123.1	123.9	0.6
Containers	92.5	112.6	21.7
Construction	447.9	417.9	(6.7)
Re-rolling	129.1	169.6	31.4
Small diameter pipe	504.9	444.3	(12.0)
Shapes	196.4	161.9	(17.6)
Distribution	1,564.9	1,578.1	0.8
Large diameter pipe	304.5	337.1	10.7
Others	274.9	376.1	28.0
Total	**5,342.5**	**5,784.0**	**7.3**

The coordination between Usiminas and Cosipa enables the System to achieve a majority presence in the main sectors that consume flat rolled steel. While Usiminas continued to focus on the auto, agricultural and road-construction machinery, electronic equipment and large diameter pipe segments of the market, Cosipa maintained a significant presence in the naval construction, industrial equipment, small diameter pipe and distribution segments.

Despite the entry of new players to the domestic market, the Usiminas System retained its position as the lead supplier of flat rolled steel to the Brazilian market, with a 55.4% market share.

Market Share do Sistema Usiminas



Percentage
100
75
50
25
0
2003
2004
60.0
54.6
67.8
62.2
100.0
100.0
85.1
86.6
98.3
91.9
58.4
63.2
42.9
36.1
13.1
15.5
56.0
48.1
46.5
66.7
59.8
98.5
96.7
51.0
97.9
78.7
55.4
Auto
Autoparts
Naval construction
Agricultural and road-construction machinery
Industrial equipment
Electronic equipment
Household utensils
Containers
Construction
Re-rolling
Small diameter pipe
Shapes
Distribution
Large diameter pipe
Others
Total

Export market

The Usiminas System companies exported a total of 2.3 million tons of rolled and processed steel products in 2004, equivalent to 28% of total System sales volume. The leading markets were the US, China, Mexico, Thailand, S.Korea Chile and Argentina, which, between them, accounted for over 80% of total exports.


Usiminas System exports
Principal Usiminas markets
(in 000 tons)
Taiwan 7.8
Thailand 1.4
Others 62.7
Chile 55.1
Colombia 73.2
Argentina 77.1
US 294.5
China 77.1
Mexico 80.0
South Korea 110.0
Principal Cosipa markets
(in 000 tons)
US 371.3
Others 188.1
Mexico 192.0
Taiwan 102.2
Chile 60.4
Argentina 61.3
Thailand 196.0
Colombia 7.4
South Korea 62.3
China 195.2
Principal Usiminas System markets
(in 000 tons)
US 665.8
Others 250.8
Thailand 197.4
Taiwan 110.0
Chile 115.5
Colombia 80.6
South Korea 172.3
Argentina 138.4
Mexico 272.0
China 274.6

LOGISTICS

The Usiminas System shipped a total of 8.1 million tons of steel products in 2004. The Intendente Câmara mill shipped a record 4,366.54 thousand tons of rolled steel products, 72% by rail and 28% by truck. This was 4.5% above the previous record, in 2002, and is a considerable achievement considering the precariousness and limitations of Brazil's logistical infrastructure. The Cubatão plant also registered record growth in shipments throughout the year.

Product distribution is backed up by a broad network of distribution centers, strategically located in the largest centers of flat rolled steel consumption:

Distribution centers

- Imbiruçú (Betim/MG)
- Usicon (Contagem/MG)
- Paraíso (Ipatinga/MG)
- TESP (São Paulo/SP)
- Fasal (Santa Luzia/MG)
- Usicentro (Taubaté/SP)
- Utinga (Santo Amaro/SP)

Service centers

- Usiminas Mecânica (Ipatinga/MG)
- Usicort (Betim/MG)
- Rio Negro (Guarulhos/SP)
- Rio Negro (Taubaté/SP)
- Dufer (Guarulhos/SP)
- Usial (Serra/ES)

Dedicated warehouses

- Caterpillar (Piracicaba/SP)
- Meritor (Limeira/SP)
- GM (Porto Alegre/RS)
- Ford (Camaçari/BA)

This structure enable the Usiminas System to offer customized solutions, tailored to the needs and characteristics of each customer. During 2004, the Company focused on improvements to its Just in Time service and to its system of pre-programmed deliveries of rolled and processed products, with the intention of improving the service, expanding the number of customers attended to under these procedures and increasing customer satisfaction with the services offered.

A comprehensive standardization of the procedures used by Usiminas and by Cosipa was undertaken in 2004, with a view to integrating the logistical structures of both companies, resulting in the implementation of solutions using R/3-SAP systems. The Usiminas System is taking further steps to consolidate its logistical structure and lay the foundations for using more advanced systems of resource optimization.

Transportation of cold rolled coil.



IT

The SOMAR II integrated project was implemented during 2004 at Usiminas, Unigal and Cosipa, placing the most advanced SAP management system in the market at their disposal. The purpose was to unify and standardize these companies' procedures in the area of sales, technical steel specifications, distribution logistics, procurement, maintenance, human resources, costs, finance, workshop production, investment projects and MIS, providing management with integrated systems and information.

Also in 2004, integrated computerization of Production Planning and Programming was introduced at both mills, reducing the lead time (between the arrival of the production order and delivery to the customer), a reduction in inventories of semi-finished and finished product, better re-use of products and more coordinated use of production equipment, all of which helps improve customer service.

The project for migrating the Company's technological platform from a mainframe to a network of production control systems continued to advance in accordance with the original schedule while the Information Security project made access to the Company network via internet possible.

At the same time, the Usiminas System is advancing with the overall reformulation of its data transmission network, which was partially completed in 2004. This consists of upgrading the technology of the principal loop of the mill's data communication network from ATM (Assincronous Transfer Module) at 155 Mbps to Gigabit Ethernet, working at a speed of 2 Gbps, which significantly improves the performance and the availability of the network in Ipatinga and can be expected to increase processing gains with critical applications.



TECHNOLOGY

The Usiminas System once again turned in a surplus on its balance of technology payments. It paid R$ 6.9 million for new technology acquisitions, while invoicing close to three times that amount (R$18.4 million) in technology sales.

The year's technology acquisition highlight was the renewal for six years of the contract with Nippon Steel Corporation (NSC) for advanced technology in the fields of production, quality and the environment.

The scope of this contract includes the services of 40 groups of 90 professionals, as well as 60 missions of 100 technical experts providing advice. During 2004, three groups of seven technical professionals received training in Reduction, Cold Rolling and Metallurgy. Advice was also given in the areas of Reduction, Steel Plant, Cold Rolling, Automation, Energy and Transportation in a total of eight missions with 15 technical experts.

On the technology sell-side, a large part refers to the agreement between the Ipatinga plant and the German company SMS-DEMAG for operations training at the cold rolling mill of the Baotou steel mill in China, which acquired equipment very similar to that acquired by Usiminas. During 2004, Usiminas continued to perform under its technical assistance contract with Sidor, focusing on products, processes and management. This totaled 984 man/days in the advisory capacity and 445 man/days in the training capacity, with the aim of improving the competitiveness of this Venezuelan mill.

The technical service agreement with Cosipa, as part of the growing synergies with the Usiminas System, continues in force and, as a result, Cosipa started production of specialty steel for the oil industry (oil and gas pipelines).

This agreement has proven to be technologically fruitful for Cosipa too, as regards technology transfer activities: the Operations Area of the Cubatão plant achieved a technology transfer milestone. A total 78 Chinese workers from NISCO – Nanjing Iron and Steel Company (41 trainees) and XISC – Xiang Tasn Iron and Steel Group Co. Ltd. (37 trainees) received theoretical and practical training in operations, mechanical and electrical maintenance, instrumentation and continuous caster.automation.

Intendente Câmara mill Research Center.



In addition to these contracts, Cosipa also has about 10 projects for sale in the areas of technology, services and technical assistance and training, heavily slanted towards training personnel in the structuring and management of Quality Systems and the obtention of ISO 9001, version 2000, certification.

The technical assistance agreement with Usiminas Mecânica was maintained and even extended to include technical assistance for Usiparts, in the fields of maintenance, metallurgy and management.

The Usiminas System was granted nine new patents by the INPI during 2004. By now the Company has filed for a total of 652 patents, and has been granted 400 in Brazil and 23 abroad. This is a mark of its leadership in process and product innovation in Latin America.



USIMINAS RESEARCH CENTER

The Research and Development Center (RDC), located in Ipatinga, alongside the mill, is one of the pillars of Usiminas' technological heritage. The research sector, initially created to lessen the Company's dependence on outside technical assistance, has since expanded and today boasts 14 laboratories and 143 technical experts, including 53 researchers, of which 70% have post graduate degrees. The mission is to build on the technologies acquired by the Company, develop new products, and improve on already existing products and processes. The Research Center also is active in Application Engineering, used to meet specific customer needs.

During 2004, the RDC dedicated itself to product research, with special focus on developing advanced high resistance steel products for the auto industry, improved steel for the naval construction and off-shore industries, improved application of coated steels and the development of specialty steels with high mechanical resistance and resistance to rust and fire, for use in the construction industry. For the year as a whole, 538 individual pieces of research were carried out and R$ 13.7 million invested – 51% in processes, 41% in products and 6% in environmental research.



The Usiminas System
reaped rich rewards in 2004.
Net revenues grew 41% and
consolidated net income no less than 131%.
Solvency is reflected in the reduction
in the Net debt/EBITDA ratio
from 2.2x at year-end 2003
to 0.6x in December 2004.

NET REVENUE

Consolidated 2004 net revenue grew 41% to R$12.2 billion. The average Usiminas and Cosipa weighted price per ton jumped 35% from R$1,080/ton in 2003 to R$1,463/ton.

The strong revenue performance was largely driven by the cyclical rise in international steel prices, especially heavy plate and slab. In the domestic market, the Company reaped the benefit of the narrower gap between international and domestic prices, besides higher production and a richer product mix.


Consolidated net revenue
R$ million
+41%
3.9
4.8
6.6
8.7
12.2
2000
2001
2002
2003
2004

GROSS PROFIT

Gross profit increased 82% to R$5.6 billion. The average cost per ton of steel rose from R$725 to R$825 under the pressure of higher raw material costs, especially coking coal.

The gross margin improved from 35% in 2003 to 46%, indicating that the cycle of high steel prices was able to absorb part of the higher raw material prices.

OPERATING INCOME

Operating income before financial expenses and equity income from subsidiaries (EBIT) registered a 96% increase to R$5.0 billion. The EBIT margin improved from 29% in 2003 to 41%, despite higher sales expenses, caused by growing export revenues involving heavy cost outlays. EBITDA, reflecting the favorable steel environment and the System's operating efficiency, posted a 83% increase from R$3.1 billion in 2003 to R$5.6 billion.


EBITDA
EBITDA margin
EBITDA (R$ billion)
34%
32%
37%
35%
46%
1.3
1.5
2.4
3.1
5.6
2000
2001
2002
2003
2004

FINANCIAL RESULT

Net financial expenses declined from R$851 million in 2003 to R$769 million, reflecting the lower debt and higher financial income from short-term financial investments. The positive R$223 million effect of the appreciation of the Real on dollar-denominated debt was outweighed by the negative R$423 million result of the currency swap hedge book over the same period.

NET INCOME

Consolidated net income totaled R$3.02 billion, 131% higher than in the previous year. This result reflects not only the favorable moment in the steel cycle, but above all the Company's long-term vision, its loyalty to and focus on the domestic market and the reliability of its operations under the most diverse conditions.

CAPITAL STRUCTURE

The pace of reduction in the overall level of debt was encouraging. Strong cash generation enabled the Company to amortize US$621 million, compared with an initial target of US$300 million. Consolidated gross debt decreased from R$7.6 billion in 2003 to R$5.4 billion by year-end 2004, of which 74% were long-term maturities compared with 63% in 2003.

More important still, the current debt level and debt amortization schedule is now totally compatible with the System's cash generation capacity, as demonstrated by the reduction in the Net debt/EBITDA ratio from 2.2x at year-end 2003 to 0.6x in December 2004.

CONSOLIDATED DEBT

R$ Million	31/December/04			31/December/03		
	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Short-term	418	972	1,390	549	2,255	2,804
Long-term	1,133	2,874	4,007	1,637	3,146	4,783
Gross debt	**1,551**	**3,846**	**5,397**	**2,186**	**5,401**	**7,587**
Cash and marketable securities	1,442	460	1,902	581	262	843
Net debt	**109**	**3,386**	**3,495**	**1,605**	**5,139**	**6,744**

CAPITAL EXPENDITURES

Consolidated capital expenditures totaled R$333 million and remained within the budget established by Management. Capital investments in the Intendente Câmara mill were limited mainly to preventive maintenance and totaled R$161 million for the year. Another R$152 million were invested in the José Bonifácio Andrada e Silva mill, also on maintenance and small repairs.

Unigal





Usiminas shares clocked up gains in 2004, rising to fourth place in the Ibovespa ranking and on to third place in the Ibovespa theoretical portfolio for the first four months of 2005.

The improving prospects for Brazilian GDP growth were reflected in a decline in the Brazil country risk premium and a net positive inflow of foreign investment on the São Paulo stock exchange during 2004. Forecasts of strong and improving profitability at most of the companies listed on the exchange fuelled a sustained rally in the Ibovespa stock exchange index, especially in the second half of the year. As a result, the Ibovespa ended the year at 26,196 points, 17.8% up for the year.

The Usiminas Class A preferred shares outperformed the Ibovespa by far, gaining 65.3% during the year to close at R$53.95 on December 31 2004, driven by market consensus concerning the prospects for the Company and for the steel sector as a whole.


USIMINAS PNA X IBOVESPA EM 2004
R$ 53,95
USIM5 +65%
R$ 32,63
26.196
22.236
IBOVESPA +18%
30/12/03
30/1/04
29/2/04
30/3/04
30/4/04
30/5/04
30/6/04
30/7/04
30/8/04
30/9/04
30/10/04
30/11/04
30/12/04

In addition to the share price gain during the year, Usiminas shares continued to gain liquidity, terminating the year in fourth place in the ranking of the Ibovespa index, with a 3.98% weighting. By way of comparison, the Usiminas PNA (USIM5) shares were weighted1.49% and 2.67% at the end of 2002 and 2003, respectively.

The shares were traded on all the Bovespa trading sessions, with an average 1,030 trades per day and average daily trading volume of R$39.7 million.

The increase in share liquidity was a reflection of the Company's successful strategic planning, with its focus on an Agenda of Value Creation and its commitment to continuous improvements in transparency and relations with capital markets.

During the first quarter of 2005, Usiminas shares advanced further still to third place in the Ibovespa theoretical portfolio with a 4.78% weighting.

Summary share performance - Usiminas PNA (USIM5)			
	2003	2004	VARIAÇÃO
Number of trades	114,369	262,262	129%
Daily average	*457*	*1,049*	
Volume traded – 000 shares	200,034	257,397	29%
Daily average	*800*	*1,030*	
Amount traded - R$ million	3,186,2	9,919,0	211%
Daily average	*12,7*	*39,7*	
Year-end closing share price (*)	32,63	53,95	65%
Market capitalization - R$ Million	7,351,1	12,154,2	65%

(*) Adjusted for share remuneration

SHARE STRUCTURE

Shareholder equity in the Company totals R$1,280 million, represented by 225,285,820 shares, of which 112,280,152 common shares, 112,218,708 Class A preferred shares and 786,960 Class B preferred shares (convertible into the more liquid Class A shares). A minimum 25% of adjusted net income is distributed to shareholders. Preferred shareholders have the right to 10% higher dividends than those received by common shareholders.


Usiminas – Voting capital
CVRD
23.0%
Others
9%
Previi
14.9%
De Castro Loureiro
0.1%
Johannes Sleumer
1.1%
MCD Brasil Ltda
1.1%
Sudameris (ABN Amro)
1.9%
Bradesco
2.6%
Nippon Usiminas
18.4%
Employee Pension Fund
13.2%
Camargo Correa
7.2%
Votorantim
7.2%
Voting capital
Others
7.1%
Usiminas
92.9%

Besides being listed on the São Paulo stock exchange (Bovespa), Usiminas shares are also traded, in the form of level 1 ADRs, on the US over the counter market.

INTEREST ON SHAREHOLDERS EQUITY

In August 2004 the Company paid interest on shareholders equity for the first half of the year in the amount of R$ 1.17318/common share and R$ 1.29050/preferred share.

In December of the same year the Board of Directors approved a supplementary distribution of interest on shareholders equity relative to fiscal year 2004 in the amount of R$ 0.53880/common share and R$ 0.59270/preferred share.

In a February 24 2005 meeting, the Board also approved supplementary dividends in the amount of R$ 2.93208/common share and R$ 3.22529/preferred share. Shareholder remuneration for fiscal year 2004 totaled R$ 1,068,803 thousand.



Continuous casting.

EARLY REDEMPTION OF DEBENTURES

A high point of 2004 was the early redemption by Cosipa in October 2004 of debentures totaling R$240 million.

DELISTING OF COSIPA

In November 2004, Usiminas filed with the CVM (Brazilian Securities Commission) for registration of a Public Tender Offer for the acquisition of all outstanding Cosipa shares and the subsequent de-listing of the company. Shares on the market represent only 6.3% of Cosipa's total equity. The tender offer was published on February 15 2005, fixing the auction date for March 18. This will represent one more step towards the consolidation of the Usiminas System.


The Usiminas System is
poised for new challenges.
With a competent and
well coordinated team,
it intends to undertake
a new round of capital investment
over the next three to five years.
One more point to Usiminas.

Following a year of major achievements, the Usiminas System is preparing for another round of capital investments that could reach as much as US$1.5 billion over the next three to five years. The purpose would be to attend market demand by increasing production and further improving the product mix. Feasibility studies on capacity expansions at both of the mills were commenced during 2004.

INTENDENTE CÂMARA MILL

The new thermoelectric energy generator, with 60MWh capacity, will be fired by the mill's blast furnace gases. Added to the two existing 20 MWh generators plus other smaller ones, combined electric energy generation capacity at Usiminas will increase from the current 50 MWh to 120 MWh by the second half of 2007 (projected start-up date), equivalent to 56% of total energy consumer by the Intendente Câmara mill. The project will require investments of between US$50 million and US$60 million.

The first steps are already being taken for the acquisition and installation of a new 550,000 tons/year coking oven, budgeted at approximately US$150 million and scheduled to go into production in the first quarter of 2008, making the Company totally self-sufficient in coke.

During 2005 the Usiminas System intends to conclude a feasibility study for the construction of another blast furnace and continuous caster for the Ipatinga plant, which would mean increasing production by up to two million tons/year.

JOSÉ BONIFÁCIO DE ANDRADA E SILVA MILL

Plans for the Cubatão plant include an overhaul and upgrade of its continuous caster, with a view to enriching its product mix. The project, which is budgeted at approximately US$80 million, should be completed by the first quarter or 2007.

Energy generation capacity will also be increased at the São Paulo plant, which will receive a new top turbine budgeted at approximately US$15 million, scheduled to go into operation in the second half of 2006.

PROSPECTS

The System expects to maintain the current level of operating cash generation over coming months, due to firm market conditions and the new debt structure.

Significant declines in international steel prices are not expected over the short to medium term, given firm demand in the leading world markets and the increases in raw materials prices foreseen for 2005.

The Usiminas System's target for 2005 is to ship approximately 8 million tons of steel product, reaffirming its focus on and commitment to the domestic market.



The Usiminas System has set its team
spirit to work on reducing social exclusion,
broadening the scope of environmental conservation
and harnessing the team to the success
of Brazilian development.

HUMAN CAPITAL

Ever since its earliest days, the Usiminas System has invested in the qualification, the well-being and the quality of life of its employees, since it is convinced that measures such as these have a direct impact on the personal and professional development of its personnel and on the results of their activities. During 2004 the human capital agenda focused chiefly on moving forward with integration inside the System, especially the operating integration between the two mills (Usiminas and Cosipa).

The Usiminas System undertook countless initiatives during the year to integrate its professionals at the two companies, within the context of its Integrated Management Program. One of the most prominent initiatives was the OJI or On the Job Integration program for managers of both plants, with a duration of approximately 20 hours. The purpose of the program is to give managers of each plant an opportunity to accompany the daily routine of a manager and observe all aspects of the management function at the other plant. Ten Usiminas managers took part in the OJI program in 2004..

The Supervisory Development Program continued to be administered and involved a total of 56 classes (1,468 employees) at Usiminas and 26 classes (468 employees) at Cosipa.

At year-end 2004 the Usiminas System had 38,240 work positions, of which 19,422 occupied by permanent staff. Usiminas, leader of the System, employed 7,967 of these, 7,378 of which at the Intendente Câmara mill in Ipatinga.

The Company offers employees a series of benefits – supplementary pension benefits, meals, social, health, hospital and dental assistance, education, leisure, sport and life insurance.

Usiminas employees undergoing training.



EDUCATION AND LEARNING – THE KEY TO GROWTH IN ANY BUSINESS

The Usiminas System invested close to R$ 8.7 million during 2004 on education, training and personal development.

Professional re-cycling

The Usiminas System uses self-improvement programs to realign the professional profile of its employees and permanent outsourced support workers with the Company's new requirements as the result of the restructuring of the operations of the System's companies.



Usiminas System – Self Development – Employee Recycling Program
Hours spent
75,000
65,000
55,000
70,531
74,340
73,687
2002
2003
2004

Basic Education for Employees – Elementary and high school education

The Company's Basic Education programs for elementary and high school education are offered free of charge and are intended to raise the education level of workers at the System's companies, affiliates and service providers. Specialized teachers offer the attendees guidance, in accordance with the learning capacity of each individual.

Class hours are flexible and tailored to the work schedule of the attendees.

Graduation is a formal ceremony at which the President and the Directors of the Company personally hand out the certificates.



Usiminas System – Elementary and High School Education Program
Total number of graduates so far
2003
2004
1,400
1,300
1,200
1,100
1,000
1,212
1,357
1,265
1,399
Elementary
High School

Professional qualification and development

All the companies of the Usiminas System hold professional qualification, development and specialization programs, creating opportunities for professional advancement for their employees.

These programs are implemented by means of a Corporate Education Process, are focused on technical and managerial development and are held both on the companies' own premises and at outside institutions, both in Brazil and abroad. Besides professional qualifications, the Company also offers post-graduate courses (specialization, masters and Phd courses) in subjects like management, quality, marketing, technology and the environment, always in partnership with universities and faculties considered benchmarks in specialized learning.

The continuous investment in employee qualifications is one of the reasons that the Usiminas System has been able to file a total 652 patent registrations with the INPI (National Industrial Property Institute) over the years. These have generated new business opportunities for licensing the patented technologies to other companies in Brazil and abroad, using technical assistance agreements for transferring technology to third parties.

These courses have also been opened up to clients and suppliers, enriching the exchange of ideas and reinforcing the integration between the individual links in the chain of steel production.

These courses have raised to 25.6% the number of Usiminas System employees with university education plus specialization courses.


Hours of training per employee
Number of hours
80
60
40
20
0
73,84
72,27
2003
2004


Employee Post-graduate, Masters and Phd courses - hours spent on training
Number of hours
100,000
80,000
60,000
40,000
20,000
0
50,617
65,495
52,900
81,562
2003
2004
Usiminas
Total - Usiminas System

OCCUPATIONAL SAFETY AND HEALTH

One of Usiminas's concerns has always been the quality of life and occupational safety of its employees and the Company practices a series of preventive safety rules and measures, obeying the strictest and most up-to-date standards. As a result, Usiminas registered only 5 accidents during 2004 involving absence from work and 56 accidents not requiring absence from work, two of the lowest registers in its history.

Cosipa registered 10 million man/hours worked during 2004 without any accidents involving absence from work. This is a remarkable achievement for a company in the steel sector and shows the success of the Usiminas System's occupational safety policies.

MEDICAL, DENTAL AND HOSPITAL ASSISTANCE

The Usiminas System offers employees and their families extensive health assistance programs, largely oriented towards preventive healthcare. The programs cover Health Campaigns, Social Assistance, Occupational Health, and Medical, Dental and Hospital assistance, these latter on a shared-expense basis. All the System's companies offer broad health plan coverage, adapted to any regional characteristics, for employees and their families alike.

Usiminas, Cosipa, UMSA, Unigal, Usiroll and Usiparts, with over 115 thousand people, counting employees, families and pensioners, all offer comprehensive health assistance plans through the Fundação São Francisco Xavier – FSFX, covering medical exams, hospitalization, supplementary exams and diagnosis and highly complex medical procedures. The health coverage offered by FSFX, through its Health Plan Operator, has been ISO 9000 certified and is constantly being upgraded through service quality surveys of service providers and beneficiaries.

Integrated Dental Care Center

The Integrated Dental Care Center – IDCC – at FSFX does not stop at remedial dental care. The IDCC has developed a model of its own, called the Inverse Dental Care model, under which it focuses on prevention as the best dental care strategy.


Lost, Caried or Filled Teeth Index - CPODT
CPO-D per person index
Children up to 12 years of age
4.5
3.0
1.5
0.0
4.1
3.4
3.0
2.4
2.3
1.9
1.4
1.3
1.1
1.1
0.9
0.9
0.9
0.9
0.8
3.1
0.7
0.1
Chile
Argentina
Canada
Japan
Spain
France
Cuba
USA
Finland
Sweden
Denmark
Netherlands
Switzerland
U.K.
Australia
Brazil
Ipatinga-MG
IDCC-USIMINAS

In addition to its success in preventing dental disease, the IDCC also works on the technological development of the principals of healthcare, based on the best available scientific evidence. All its experience and accumulated knowledge is at the disposal of and is implemented by the municipal authorities of Ipatinga, as well as being freely available to any interested private or public sector entities.

Cosipa has developed its "Teeth of Steel" program for employees' children, with the aim of promoting dental hygiene. Children of between 5 and 12 years of age are shown videos and cartoons, are given talks and practical exercises in how to brush their teeth, all in a comedy theater atmosphere.

As new companies join the Usiminas System, the Fundação São Francisco Xavier coverage benefits are judiciously extended to the new community, respecting the habits and needs of the new employees and their families.

Hospital Márcio Cunha

The Márcio Cunha Hospital in Ipatinga currently has 500 in-patient beds and 8 beds for day-care patients, offering private, health insurance and National Health (SUS) patients hospital and health clinic medical assistance covering over 30 medical specializations.

The hospital is considered of strategic importance by the SUS (Decree 4,481/02-MS) as well as being a benchmark for the Minas Gerais state Health Department in urgent and emergency treatment, high risk pregnancies, kidney transplants and dialysis treatment, pacemaker implants, neurosurgery and intensive care treatment for adults.

The São Francisco Xavier Foundation's Integrated Dental Care Center.



As regards training and qualification, the Márcio Cunha Hospital has been approved for residency programs in the fields of general surgery, radiology, pediatrics, gynecology/obstetrics and general practice.

The Márcio Cunha Hospital generated revenues of R$48 million in 2004 and invested approximately R$24 million in improvements.

The second wing of the Márcio Cunha Hospital was inaugurated in 2004, with 7,400 m² of covered area, amid 46,000 m² of paved area, part of an innovative landscaping project, in keeping with its vocation of emphasizing the human side of medical treatment.

The new wing has 124 in-patient beds and 8 day-patient beds as well as a surgical center with 4 operating theaters. It also has equipment permitting it to undertake medical analysis, a post-anesthesia recovery unit and highly complex cardiological out-patient treatment.

Thanks to the high level of medical treatment and technology, the Márcio Cunha Hospital retained its – unprecedented in Brazil – Level 3 Hospital Excellence Certification, awarded by the Ministry of Health's National Certification Bureau.

In 2004, the Minas Gerais state Health Department awarded the Márcio Cunha Hospital the Diploma and Grand Medal of Health Merit – category private institution partnered with SUS, in recognition of services rendered to the public health system, the disclosure of its management practices and the scope of medical assistance provided.

Usisaúde

Usisaúde, which operates the health plans of the Fundação São Francisco Xavier became the first in its class to be awarded ISO 9001/2000 certification in Brazil. Usisaúde operates high quality hospital and health coverage plans for insured users and has 121 thousand affiliated persons. Annual revenues are in the region of R$19 million, with net income of R$ 4.4 million.

The Fundação São Francisco Xavier also boasts an Integrated Dental Care Center that has managed to maintain its 87% decrease in the need for surgery for treating gum disease in comparison with the previous survey held in 2000.

Márcio Cunha Hospital Hemodynamics Center.



SUPPLEMENTARY PENSION BENEFITS

The Caixa dos Empregados de Usiminas and the Fundação Cosipa de Seguridade Social exist to provide pension benefits and to make the dream of retirement with dignity and stability a reality.

These entities take the relation with employees beyond the limits of the state-run pension system and make joining the Usiminas System a lifetime project..


Usiminas System – Supplementary Private Pension Plans - Caixa dos Empregados da Usiminas and Fundação Cosipa de Seguridade Social


Number of participants
Active
Recipients
21,000
20,000
19,000
18,000
17,000
16,000
19,273
17,709
20,194
17,827
2003
2004

EDUCATION

The São Francisco Xavier School was the first academic institution in the country to be awarded ISO 9002 certification for all its activities from kindergarten to high school. The school celebrated its 42nd anniversary in 2004 and offers quality education, with an average 85% success rate in university entrance exams. It also develops educational projects, as part of its "Education: A Social Responsibility" program. The two projects comprising this program, which attends to 434 children, received R$1.8 million in funding during 2004, distributed between:

- **Study award program** – R$1.1 million investment in the education of the children of needy families, offering study awards through to the completion of high school, including school material, uniform, transportation and meals.
- **CEDEPH (Center for Development of Potential and Skills)** – R$700 thousand invested in children of needy families with outstanding skills or with special educational needs.

USICULTURA

Usiminas has invested in culture since its earliest days. In 2004 it invested more than R$16 million – a record – in culture, of which R$8 million with the support of the state law for Cultural Incentives (includes the legal minimum 20% contribution of the company itself), spread over 144 projects in the state of Minas Gerais, and the other R$8 million with the support of Federal Law, complemented by the 15% contribution of the company itself, spent on 49 cultural projects, most of which in Minas Gerais state. The Company's mandatory contribution was largely in the form of providing labor, products and services, such as making available press advice, physical space, legal advice, accounting advice etc. Usiminas estimates that its investments in culture during 2004 generated more than 2,500 direct jobs and 4,000 indirect jobs in areas of activity connected with the arts (estimate based on a survey carried out by the Fundação João Pinheiro).

The projects themselves are estimated to have generated 300 direct jobs and 700 indirect jobs in 2004 alone, not counting the hotel, food and land and air transportation industries, among others.

The Instituto Cultural Usiminas (Usicultura) has invested over R$ 55 million over the past 11 years, during which two cultural centers in Ipatinga (MG) were inaugurated and since then have played an important role in the consolidation of a cultural hub in the Steel Valley region. These investments have made the Usiminas System one of the largest investors in culture in Brazil. The System, with the support of local state legislation, is already the largest investor in the state of Minas Gerais.

Educational activity at the Usiminas Cultural Center.



In its campaign for sustainable cultural development, Usiminas has contributed to the upkeep and expansion of a number of Minas Gerais art groups, has played a major role in the restoration and the revitalization of important Minas Gerais cultural centers, has contributed towards the availability of top quality artistic production and has stimulated the professional training of artists and technicians (actors, set designers, choreographers, costume designers, lighting specialists etc.). It has also had a hand in stimulating public awareness, by providing access to cultural events at subsidized prices, as yet one more instrument of social inclusion.

The infrastructure available at the Usicultura cultural centers (the Usicultura Cultural Center and the Zélia Olguin theater) are responsible for the transformation of Ipatinga into the venue of a diversified menu of high-quality Brazilian and foreign cultural events. Among the projects sponsored during 2004 were:

- Maintenance and restoration of important Minas Gerais cultural institutions, such as the Fundação Clóvis Salgado (Palácio das Artes), the Pampulha Art Museum, Galpão Cine Horto, the Abília Barreto History Museum, the Luiz Bessa state public library, the Minas Gerais state archives, the Art Education Foundation, the Giramundo Museum, the Ouro Preto Art Foundation and the Memória Gráfica;
- Funding and support for the artistic

productions of some of the foremost artistic groups of Minas Gerais;

- The staging of major national and international events, such as the V Minas Gerais Book Fair and Literary Convention, 30th Campaign for Popularizing Theater and Dance in Belo Horizonte and the 1st Ipatinga ECUM Campaign – World Scenic Arts Convention, VI International Belo Horizonte Festival of Short-Feature Movies, The World Cinema Exhibition - Indie and the Usiminas Cultural Parade, an event staged for 11 days in Ipatinga and 7 days in Belo Horizonte, in the Praça da Liberdade, with shows of theater, music, dance and circus.
- Construction, restoration and upkeep of theaters in upstate Minas Gerais as a way of preserving the state's cultural infrastructure;.
- Sponsorship for the production and exhibition of Minas Gerais and Brazilian audiovisual material, such as Minas Gerais Association of short-feature movies – Short Circuit, the Cine Magazine program, and the longer films Amor Perfeito (Geraldo Magalhães), Vinho de Rosas (Elza Cataldo), Gaijin2 (Tizuka Yamazaki) and O Coronel e o Lobisomem (Guel Arraes).

Seven companies of the Usiminas System participated during 2004 in Usicultura projects: Usiminas, Cosipa, Dufer, Usiminas Mecânica, Fasal, Usiparts, Rio Negro and Cônsul (Usiminas Employees' Consumer Cooperative), contributing a System total of R$ 22 million, the same amount as the state legislation on cultural incentives passes on to the state of Minas Gerais.

Usiminas invested the equivalent of R$ 43 thousand per day on culture during 2004 and the System a total of R$ 60 thousand per day. Given the excellent social dividends of these cultural initiatives, Usicultura is ceasing to be a purely regional phenomenon and is branching out to other cities (Santa Luzia – MG; Pouso Alegre – MG) and states, especially the Santos coastal region (SP). Rio Negro has plans for investing in Guarulhos, greater São Paulo, in 2005.

Usicultura, which so far has concentrated on producing events, providing the upkeep for artistic groups and creating and maintaining a cultural infrastructure in the capital cities and the interior of the state, now intends to turn its attention in 2005 to elementary and high school teachers in an attempt to better qualify them to develop school projects derived from cultural events.

Usicultura's Zélia Olguin Theater and the Usiminas Cultural Center were visited by a public of 200 thousand during 2004.

The Usiminas Cultural Center's theater, one of the best equipped in the country with a complete service infrastructure, was visited by over 88 thousand people in 2004 to see 190 plays, shows and cultural events, 12% more than in 2003. It is important to note that approximately 50% of the content on show was produced locally.

Six large exhibitions were held in 2004 in the Hideo Kobayashi gallery and the Multimídia Room in the Cultural Center and were visited by over 77 thousand people (including visitors under the Education Initiative). Another highlight was the Tomie Ohtake exhibition, a first for the state of Minas Gerais. The exhibition was an extension of the sculpture projected by Tomie Ohtake and presented as a gift to the city of Ipatinga as part of the celebration of its forty first anniversary.

The Zélia Olguin Theater, the town's first theater and the first cultural center managed by Usicultura, celebrated its 19th year of uninterrupted activity in 2004. To commemorate the event, a special free program was staged, composed of musical presentations, dance and theater, troupes of clowns and art workshops for adults and children. Over the past 10 years, the theater has staged over 700 presentations, with a total of 3 thousand artists and 200 thousand spectators. In 2004 alone, the theater received over 31 thousand spectators, 32% more than in 2003.

About 11% of these spectators, comprising university students, school children, art groups, senior citizens, entities and schools, were attended to under the Educational Art program and took part in workshops, visits to the exhibitions and free passes to the shows.

Usiminas Cultural Center, Ipatinga-MG.



SPECIAL PROJECTS - USITETO

In the field of construction, Usiminas came up with its innovative Steel Framing product, a technology increasingly used in Brazil for its speed of use and quality in construction activity.

Construction technology for use in low income steel housing, multiple (4,5 and 7) storey structured buildings and standardized residences (36, 42 and 63 m^2) also progressed. An example is the 200 residential blocks built by the Companhia de Desenvolvimento Habitacional - CDHU in São Paulo and the construction of hundreds of houses in Ipatinga, Timóteo, Cohab – Campinas and Cohab – São Paulo, Serro (ES) and the second stage of the Angra dos Reis housing program.

OTHER INITIATIVES

The Fundação São Francisco Xavier also runs other programs, oriented towards social organization and development, among which:

- **The "Get the Most out of Life" program**

  A quality of life program that encourages participants to live and work in harmony with the community. This is the consolidation of other pre-existing Usiminas System initiatives and sets new directions for its social activities;

- **Biosecurity**

  The Fundação São Francisco Xavier, faithful to its tradition of initiatives in the field of biosecurity, is taking technical, managerial and regulatory measures to prevent accidents from affecting man and the environment.

These measures, which follow the recommendations of ANVISA, are formalized in the Hospital Márcio Cunha Biosecurity Manual.

In addition to the manual, the Fundação has developed specific programs, such as the Solid Hospital Waste Management Program (PGRSS), Effluent Treatment at its hospitals, Fluorescent Lamp Recycling, Protection against Radiation, Prevention of Occupational Accidents and Waste Recycling.

THE ENVIRONMENT

The Usiminas System spent in the region of R$17 million on environmental projects during 2004, of which R$4 million at the Intendente Câmara mill and R$13 million at the José Bonifácio de Andrada e Silva mill.

More than R$101 million will be spent in 2005 at the two mills. Both Usiminas and Cosipa were among the first integrated mills in the world to be awarded ISO 14001 certification, issued by DNV and internationally recognized as a guarantee of the highest standards of environmental management.

The Ipatinga plant underwent an external environmental audit from certifying body DNV (Den Norske Veritas) during 2004. Eight auditors issued their opinion that the system of environmental management at Usiminas continues to meet all requirements. The System, first awarded ISO 14001/96 certification in 1996, has now completed its ninth cycle of internal audits and its thirteenth cycle of external audits.

The foremost environmental achievements at Cosipa over the past 10 years have been a 98.5% reduction in emissions of particulate matter, 80% in organic material, 99.8% in emissions of ammonia, 100% in soluble manganese. 99% in oil and grease and as well as a 96% rate of recirculation of fresh water. Cetesb has granted licenses for 100% of the Cubatão plant's environmental processes.

Solid waste

The very nature of steelmaking means that significant volumes of solid waste are generated at both plants. This waste can either be reabsorbed into another production process (i.e sold to another company) or stored in the company's own landfills, under rigorous control, awaiting future utilization.

Most of the waste at the Ipatinga plant was either sold (58%) or recycled (35%), in the same proportions as in 2003. Net revenue from solid waste sales totaled R$16.9 million in 2004.

At Cosipa, 48.77% was recycled, 0.15% stored and 51.9% sold.

Water resources

Liquid effluents undergo treatment in dedicated plants. At Cosipa, roughly R$377 million were spent between 1995 and 2004 on decantation, flocculation and filtration of liquid effluents. In 2004, Cosipa still had a fresh water recirculating rate of 96%. The recirculation rate of fresh plus sea water is 77%.

At the Intendente Câmara mill in Ipatinga the water intake is 11.42 m3 per ton of raw steel produced, 13.9% less than in 2003. The recirculation rate is 93.7%, equivalent to 1,523 m3 of water per minute.

The Company's handling of water resources attended to 100% of the legal standards established by the Minas Gerais environmental policy council COPAM (Regulatory decision 10/86).



Atmospheric Pollution

Monitoring of the quality of the air inside the plants and in the areas adjoining the Usiminas System's two steel plants is carried out by two tracking stations that control the performance of the equipment and the processes used to reduce atmospheric pollution.

Usiminas succeeded in reducing the emission of suspended particles during 2004, in comparison with 2003. There was also a significant reduction in non-breathable particles compared with two years ago.

Lagoa da Anta: inside the perimeter of the Intendente Câmara mill.



In 2004 R$110 thousand was spent on a new meteorological laboratory, equipped with Breeze software which produces on-line information concerning atmospheric conditions in the Ipatinga region and analysis of the dispersion of pollutants at the Intendente Câmara mill.

In 42 years of operations, environmental investments at the Intendente Câmara mill totaled US$439.7 million, 66.8% of which on quality of the air.

Cosipa's Cubatão industrial complex is obliged to submit to Cetesb/SP's "Winter" program, as do other large companies in different industry sectors located in the same industrial hub. The Cetesb program requires that, for the May to October period each year, companies adopt gradual pollution-reducing steps that can get to the point of shutting down production if the quality of the air becomes too critical, due to the emissions of pollutants by the industries in the region.

Since 1995, Cetesb/SP has not detected any deterioration in the quality of the air that would oblige them to order Cosipa to reduce production. In 2004 Cetesb/SP inaugurated its on-line air quality monitoring system that enables it to control the concentration of particulate matter from the Company's de-dusting equipment. The data is transmitted by internet minute by minute, which makes the monitoring versatile and transparent.

Emergency response plan

Usiminas held three emergency drills in 2004, one simulating a gas leak (a NH3 leak in the annealing area), another a fuel leak (150,000 m^3 leak of BFG from the gasometer) and a chemical product leak (ammonia leakage in the ammonia distribution area). These simulations are held periodically, for the purpose of protecting people, avoiding and/or reducing damage to property, the environment and the community and avoiding interruptions in production.

Green areas

Riverbank Woods Project
(river Piracicaba and river Doce)

In Minas Gerais, near to the Intendente Câmara plant, the Riverside Woods Project is being carried out on the banks of the Piracicaba and Doce rivers.

The project aims to recover the woods along the banks of these two rivers in order to restore this important ecosystem and protect the region's water catchment areas. A total of 43,330 seedlings was planted during 2004, 220% more than in 2003. So far the project has planted 326,435 seedlings, equivalent to 22 km^2 of wooded area.

The São Paulo Orchard project –
More Trees, more Life (river Pinheiros)

In São Paulo Cosipa is participating in the state Environmental Department's "São Paulo Orchard – more Trees, more Life" project for the environmental recovery of the banks of the river Pinheiros. The stretch adopted by Cosipa is close to the University campus bridge, where soil recovery work has been carried out and seedlings planted. This earned the Company the Von Martius Award from the Brazil-Germany Chamber of Commerce of São Paulo.

Nurseries

Usiminas produced 279,259 seedlings at its central nursery in 2004, exceeding 2003 production (244,428 seedlings) by 14%.

Environmental education

Xerimbabo project

Between June 4 and August 29, in Ipatinga (MG), yet another edition was held of the Xerimbabo project, which holds exhibitions on themes of environmental education every year. The theme this year was "The present is you", based on the 20 years of Xerimbabo's own existence. For the public this was a dynamic and thoroughly modern re-encounter with environmental issues.

A record 130,541 people visited this 20th edition of Xerimbabo, coming from 80 towns and cities and exceeding by 13% the number of visitors to the 2003 exhibition. In the twenty years since its creation, a total of 1,330,541 people have visited the project.

Number of visitors


115,480
130,541
2003
2004

Xerimbabo project, Ipatinga-MG.



SOCIAL EDUCATION PROGRAM

Infancy and Adolescence Fund (FIA) - Ipatinga

The social education program "Athletes of Nature" developed by the USIPA Sporting and Recreational Association aims at the social inclusion of 120 children and adolescents in Ipatinga, in situations considered to be of risk, by means of educational activities associated with culture, leisure, sport and environmental education. A survey carried out in December 2004 with the schools and the families of the participants in the program revealed that 42.3% of the adolescents showed greater interest in school activities, 63.9% had improved their academic performance and 92% had improved their behavior at home.

USIMINAS SYSTEM IN FIGURES - IBASE



(In thousand of reais)



BALANÇO
social
iBase
2004

1 - Calculation Basis	2004		2003	
	Usiminas	Usiminas System	Usiminas	Usiminas System
1.1. Net Revenues	6,683,127	12,229,873	4,808,759	8,659,909
1.2. Operating Income RO (1)	2,792,560	4,960,097	1,512,621	2,517,538
1.3. Gross Payroll FPB	521,198	945,343	446,846	800,822

2 - Internal Social Indicators	R$		% Gross Payroll		% Net Revenues		R$		% Gross Payroll		% Net Revenues	
	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System
2.1 Mandatory social security	110,722	311,006	21,24	32,90	1,66	2,54	94,132	260,873	21,07	32,58	1,96	3,01
2.2. Supplementary pension fund	72,668	69,469	13,94	7,35	1,09	0,57	100,447	119,087	22,48	14,87	2,09	1,38
2.3. Benefits												
2.3.1. Catering	14,957	34,747	2,87	3,68	0,22	0,28	14,478	27,120	3,24	3,39	0,30	0,31
2.3.2. Healthcare	10,399	22,243	2,00	2,35	0,16	0,18	9,640	20,532	2,16	2,56	0,20	0,24
2.3.3. Industrial Safety and Medicine	8,636	14,656	1,66	1,55	0,13	0,12	7,815	12,231	1,75	1,53	0,16	0,14
2.3.4. Education	0	0	0	0	0	0	0	0	0	0	0	0
2.3.5. Culture	0	0	0	0	0	0	0	0	0	0	0	0
2.3.6. Professional Development and Capacity-Building	5,091	8,704	0,98	0,92	0,08	0,07	4,250	7,322	0,95	0,91	0,09	0,08
2.3.7 Day-Care Centers or Allowances	0	19	0	0	0	0	0	16	0	0	0	0
2.3.8. Transportation	2,736	14,775	0,52	1,56	0,04	0,12	2,696	2,863	0,60	0,36	0,06	0,03
2.3.9. Insurance	807	1,651	0,15	0,17	0,01	0,01	807	839	0,18	0,10	0,02	0,01
2.4. Others	2,639	7,095	0,51	0,75	0,04	0,06	1,549	6,544	0,35	0,82	0,03	0,08
2.5. Employee Profit-Sharing Scheme	92,938	127,900	17,83	13,53	1,39	1,05	35,409	38,587	7,92	4,82	0,74	0,45
Total 2 Internal Social Indicators	321,593	612,265	61,70	64,76	4,82	5,00	271,223	496,014	60,70	61,94	5,65	5,73

3 - External Social Indicators	R$		% Operating Earnings		% Net Revenues		R$		% Operating Earnings		% Net Revenues	
	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System
3.1. Education (2)	160	1.429	0,01	0,03	0,00	0,01	0	0	0	0	0	0
3.2. Culture (2)	8.075	13.425	0,29	0,27	0,12	0,11	3.086	3.318	0,20	0,13	0,06	0,04
3.3. Healthcare and Sanitation (2)	330	330	0,01	0,01	0,00	0,00	0	0	0	0	0	0
3.4. Sports (2)	412	412	0,01	0,01	0,01	0,00	0	0	0	0	0	0
3.5. Combating Hunger / Food Security (2)	25	25	0,00	0,00	0,00	0,00	0	0	0	0	0	0
3.6. Others	873	873	0,03	0,02	0,01	0,01	0	0	0	0	0	0
Total contributions to society	9.875	16.494	0,35	0,34	0,14	0,13	0	0	0	0	0	0
3.7. Taxes (excluding social security dues) (2)	2.111.429	3.199.663	75,61	64,51	31,59	26,16	940.648	1.640.692	62,19	65,17	19,56	18,95
Total 3 - External Social Indicators	2.121.304	3.216.157	75,96	64,85	31,73	26,29	943.734	1.644.010	62,39	65,30	19,62	18,99

4 - Environmental Indicators	R$		% Operating Earnings		% Net Revenues		R$		% Operating Earnings		% Net Revenues	
	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System
Investments related to corporate production/ operations	7.310	11.862	0,26	0,24	0,11	0,10	6.876	29.329	0,45	1,16	0,14	0,34
Investments in external programs and/or projects	0	0	0	0	0	0	0	0	0	0	0	0
4.1 Total Investments in the Environment (3)	7.310	11.862	0,26	0,24	0,11	0,10	6.876	29.329	0,45	1,16	0,14	0,34

4.2 When establishing the annual targets for minimizing solid wastes, consumption in general by the production/operations areas, and enhancing the efficient use of natural resources, the Company:	2004	2003
	( ) Has no targets	( ) Has no targets
	( ) Complies 0 - 50%	( ) Complies 0 - 50%
	( ) Complies 51% - 75%	( ) Complies 51% - 75%
	(X) Complies 76% - 100%	(X) Complies 76% - 100%

5 - Staff Indicators	Position on December 31 2004		Position on December 31 2003	
	Usiminas	Usiminas System	Usiminas	Usiminas System
5.1. Headcount at end of period	7,967	19,422	7,961	18,224
5.2. Nº Admissions in Period	329	2,310	391	1,673
5.3. Nº Outsourced Employees	5,542	15,171	5,237	13,539
5.4. Nº Interns/On-the-job-trainees	249	653	166	353
5.5. Nº Employees over 45 years of age	2,331	4,037	1,642	3,282
5.6. Nº Women working for the Company	307	866	302	804
5.7. % Management Positions held by Women	3	17	0,04%	0,15%
5.8. Nº Negroes working for the Company (4)	516	1,139	510	1,221
5.9 % Management Positions held by Negroes (4)	0	8	0	0
5.10. Nº of Disabled Employees (5)	150	542	99	513

6 - Significant Information on the Exercise of Corporate Citizenship	2004			2003		
	Usiminas		Usiminas System	Usiminas		Usiminas System
Ratio between the highest and lowest remuneration in the Company	35,61		28,15	35		28
Total number of industrial accidents	5		47	0		0
The outreach and environmental projects implemented by the Company were defined:	(X) by the Directors	( ) by the Officers/ Directors	( ) all employees	(X) by the Directors	( ) by the Officers/ Directors	( ) all employees
The security, safety and health standards in the health-place were defined:	(X) by the Directors	( ) by the Officers/ Directors	(X) all employees and CIPA	(X) by the Directors	(X) by the Officers/ Directors	(X) all employees and CIPA
With regard to trade union freedom, the right to collective bargaining and the in-house representation of the workers, the Company:	(X) is not involved	( ) follows the ILO standards	( ) encourages and comply with ILO standards	(X) is not involved	( ) follows the ILO standards	( ) encourages and comply with ILO standards
The private pension plan covers: (6)	( ) by the Directors	( ) by the Officers/ Directors	(X) all employees	( ) by the Directors	( ) by the Officers/ Directors	(X) all employees
The profits or earnings sharing scheme includes:	( ) by the Directors	( ) by the Officers/ Directors	(X) all employees	( ) by the Directors	( ) by the Officers/ Directors	(X) all employees
When selecting suppliers, the same ethical, social accountability and environmental responsibility standards adopted by the Company:	( ) are not considered	( ) are suggested	(X) not required	( ) are not considered	( ) are suggested	(X) not required
With regard to employee participation in volunteering programs, the Company:	( ) is not involved	( ) supports	(X) organizes and encourages	( ) is not involved	( ) supports	(X) organizes and encourages
Total number of consumer complaints and criticisms:	At the Company Not applicable	At Procom Not applicable	In Courts Not applicable	At the Company Not applicable	At Procom Not applicable	In Courts Not applicable
% complaints and criticisms answered or resolves	At the Company Not applicable	At Procom Not applicable	In Courts Not applicable	At the Company Not applicable	At Procom Not applicable	In Courts Not applicable
Amount added to the total for distribution (R$ 000):	2004 USIMINAS R$ 6.010.580		Consolidated R$ 7.960.140	2003 USIMINAS R$ 3.002.272		Consolidated R$ 4.401.281
Distribution of Value Added (DVA)	35,13% Government 8,67% Staff 17,78% Shareholders 5,39% Third Parties 33,03% Withheld		40,19% Government 11,88% Staff 13,43% Shareholders 10,00% Third Parties 24,50% Withheld	31,3% Government 14,9% Staff 13,3% Shareholders 10,1% Third Parties 30,4% Withheld		37,3% Government 18,2% Staff 9,1% Shareholders 14,8% Third Parties 20,6% Withheld

7 - Other Information

USIMINAS and its wholly-owned companies do not employ child labor.

This information was provided by: Engineer Marcus Rogério Carneiro Lemos - Telephone (55) xx 31 3499 8272 - E-mail: ubhpgh01@usiminas.com.br

(1) Before Expenses and Net Financial Revenues, Equity Earnings, Amortization of Premium/Discount and Interests.

(2) Includes investments in the FIA not covered in item 3.7, accumulated in Total 3 – External Social Indicators.

(3) The environmental investments related to the production/operating area are entered in the books together with external programs and/or projects.

(4) The Companies in the Usiminas System do not accept any type of prejudice, whether racial, religious, political or any other type whatsoever. The figures reflect the spontaneous individual statements of the employees, in compliance with the legal requirements for preparing the information presented in the RAIS, in compliance with Brazilian Law.

(5) The covers only the number of Disabled People whose status was certified by a competent Government entity. There are other disabled employees working normally whose status has not yet been certified by the competent entities.

(6) The closed private pension funds cover all the employees of the companies that signed up as Sponsors.



Market and public recognition has been fundamental to stimulating the dedication, the teamwork and the dynamism that has made Usiminas a winning team.

In the courses of 2004, Usiminas retained all of its certifications and received countless forms of recognition for its activities, among which:

Valor 1000

Two of the Usiminas System companies – Usiminas and Rio Negro – received the Valor 1000 award from the Valor Econômico newspaper for performance during fiscal year 2003, Usiminas was elected the best company in the steel sector and Rio Negro the best wholesale distributor;

Investor Relations Top Performer (Institutional Investor)

Usiminas was classified in second place in the "metals and mining" sector, in the buy-side category, as a top performer in the area of Investor Relations, according to a survey carried out by Institutional Investor magazine of more than a hundred institutions that follow Latin American equity markets;

Prêmio Forbes

Forbes Brasil magazine published a list of the 200 listed Brazilian companies ranked by growth in 2003, prepared by Economática. In a special edition, Forbes listed Usiminas' principal distinguishing features, citing the company's business strategy, the investments in plant modernization, the rich product mix, the focus on the domestic market and the synergies within the Usiminas System;

VI Minas Gerais Corporate Performance Award 2003/2004 (Mercado Comum magazine)

First prize in the "Corporate Excellence of Minas" category and prizes in the categories "Largest Minas Companies" (for achieving the largest net income in the state) and "Sector Leadership in Minas" (in the steel sector);

Largest Minas Gerais Company Award

Usiminas received the Award for the largest company in the state of Minas Gerais, 2004, from the Estado de Minas newspaper;

Apimec Minas Award

The analysts and investment professionals community of Minas Gerais awarded Usiminas the Apimec Minas Award – Capital Markets 2004, in the "Best Presentation" category;

Capital Markets

Usiminas received the Capital Markets award from Agência Estado, owned by the Estado de São Paulo newspaper, as one of the ten best companies on Brazilian capital markets;

Social Balance Sheet Award

Usiminas won the Social Balance Sheet award in 2004 for the second time running, in the Southeast of Brazil category. 167 companies were entered for the context, which is jointly held by Aberje, Apimec, Ethos, Fides and Ibase and is considered the most important evaluation of Social Balance Sheet excellence;

Sesi Quality of Work Award

Usiminas, recognized for its social work with its employees and the community, won the Minas Gerais stage of this award, competing against 16 other large corporations;

Guia Exame Good Corporate Citizenship

Usiminas was one of the highlights of the Guia Exame, which picks out the companies considered to be exemplary in their relations with their stakeholders and showing interest in establishing a proper balance between business management and social responsibility;

Minas Gerais state Industrial Solid Waste Inventory Award

Usiminas was awarded this prize, in the large corporate category, by FEAM (state environmental authority), for its presentation of the best inventory, containing all the required information fully and clearly, and for its adoption of correct solid waste management practices;

Prêmio Furnas

2nd prize, in the corporate category, in the 3rd edition of the Furnas Blue Gold Award, for the Riverbank Woods Project. The award, a joint initiative of the state of Minas Gerais government, the Correio Braziliense newspaper and Furnas, for the best corporate, community or official projects for the importance given to and the preservation and intelligent use of water resources;

FIEMG (Federation of state of Minas Gerais Industries) Award

For its "Study of the Technical and Environmental Feasibility of using Blast Furnace Sludge in the Ceramics Industry" and for its "Rehabilitation of Dispossessed Animals" project;

Diploma of National Excellence in the Field of Sustainable Development

Awarded by the Biosfera Environmental Institute;

Innovation Award

Received during the 3rd Arvin Meritor Conference, one of the largest auto sector component manufacturers in the world;

The Environment

Homage from Industrial Environment magazine, category ISO 14001 Certified Company;

Health Order of Merit Medal

Received by Usiminas System president and CEO Rinaldo Soares, category "Private Sector SUS/MG partner" in acknowledgement of the work being done by the Márcio Cunha Hospital in Ipatinga;

10th "Urban Sensibility" Award

One of the winners of the 10th Urban Sensibility prize awarded by the Minas Gerais section of the Brazilian Architects Association, for the Tomie Ohtake sculpture.

COSIPA

Cosipa has received a total of 123 awards, prizes, certifications and accolades from 1982 to 2004. In 2004 alone it received 7 awards:

- CNI Conservation and Rational Use of Energy Award;
- Top of Mind Award - A Tribuna, for the most remembered company in the Santos coastal region;
- Meio Ambiente Industrial magazine award for ISO 14001 certified companies;
- Ibest prize for the Cosipa website;
- Performance 2004 prize, as the largest steel company in São Paulo state;

- 2 Aberje prizes for TV Cosipa, both state and national categories, for the best internal communication video;
- Naval certifications – 1981;
- Total Quality – 1.986;
- ISO 9001 Industrial Processes – DNV/1995;
- JIS SEAL - Product recognition – heavy plate for use in the construction industry - JIS - *Japanese Industrial Standard* – 1996;
- Ü BRAND – Product recognition – heavy plate for use in the construction industry - TUV - Technischer Uberwachungs Verein – 1997;
- QS 9000 – Product quality certification – hot and cold rolled steel strip for use in the automobile industry - Det Norske Veritas;
- ISO 14001 Environmental Management – DNV – 2000;
- IRAM/INTI CERTIFICATE – Product recognition – heavy plate for use in the construction industry - Instituto Argentino de Normalizacion – 2000;
- ISO 9001 Management - DNV – 2002;
- ISO TS 16949 Certificate – Quality Certificate for the Automobile Industry – DNV – 2003.

FASAL

ISO 9001:2000 Quality. - DNV

USIPARTS

TS 16949 - Det Norske Veritas (covering all the quality standards required by car manufacurers);

ISO 14001 - BVQI - Bureau Veritas Quality International

RIO NEGRO

ISO 9002:2000;

ISO / TS 16949:2002;

OHSAS 18001:1999;

Instituto ETHOS de Empresas e Responsabilidade Social.

DUFER

ISO/ TS 16949:2002 for steel dies;

NBR ISO 9001:2000 Steel blanks plant.

USIMINAS MECÂNICA

ISO 9001: 2000 – Det Norske Veritas/DNV

ISO 9001:2000 – DNV / RvA

AISC – QMC / AISC –USA

ISO14001:96 – DNV / INMETRO
ISO 14001:96 – DNV / RvA
OHSAS 18001 – DNV
CNEN-NN 1.15 – DNV / INMETRO
ISO 9001:2000 – DNV / INMETRO
ISO 9001:2000 – DNV / RvA

FSFX

São Francisco Xavier School - ISO 9001:2000 - DNV/RvA;
Hospital Márcio Cunha clinical pathology laboratory - ISO 9001:2000 - DNV/RvA;
Usisaúde - Fundação São Francisco Xavier - ISO 9001:2000 - DNV/INMETRO;
Hospital Márcio Cunha - "Certified with Excellence" by the DNV, in accordance with the guidelines of the National Certification Organization - IAC 006-002 certified.

Board of Directors

Bertoldo Machado Veiga (Chairman)

Dalton Nosé

Ermínio Tadei

Gabriel Stoliar

Hidemi Kawai

José Augusto Muller de Oliveira Gomes

Kenichi Asaka

Marcus Olyntho de Camargo Arruda

Marta Xavier Gonçalves

Rinaldo Campos Soares

Executive Board

President and CEO: Rinaldo Campos Soares

Finance and Investor Relations Director:: Paulo Penido Pinto Marques

Director of Development: Gabriel Márcio Janot Pacheco

Sales Director: Idalino Coelho Ferreira

Director for Special Relations: Ricardo Yasuyoshi Hashimoto

Fiscal Council

José Ruque Rossi (Chairman)

Antônio Joaquim Ferreira Custódio

José Wellington Marques de Araujo

José Ignacio Ortuondo Garcia

Masato Ninomiya

Address

Rua Prof. José Vieira de Mendonça, 3011

31310-260 – Belo Horizonte – MG

Tel.: 55 (31) 3499-8000

Fax: 55 (31) 3499-8202

www.usiminas.com.br

Investor Relations

Director: Paulo Penido Pinto Marques
Manager: Bruno Seno Fusaro
Tel: 55 (31) 3499-8710
Fax: 55 (31) 3499-9537
E-mail: investidores@usiminas.com.br

Investor Relations Consultant

FIRB – Financial Investor Relations
São Paulo:
Paulo Esteves
Tel: (55 11) 3897-6466
E-mail: paulo.esteves@thomsonir.com.br

Shares

Custodian bank: Bradesco
Shareholder Dept.
Prédio Amarelo – 2° Andar
Cidade de Deus – Osasco – SP

Depositary Bank: Bank of New York

External Auditors
Ernst & Young Auditores Independentes

Brazilian Stock Exchange
Bolsa de Valores de São Paulo (Bovespa)
Ticker symbol: USIM3, USIM5, USIM6

ADR trading in the US
ADR level 1
US over the counter (OTC) market
Ticker symbol: USNZY
Ratio (ADR:Preferred share): 1:1
Newspapers used for communicating information
Minas Gerais (Diário Oficial)
Gazeta Mercantil
Estado de Minas

Credits

Overall coordination - Usiminas
Corporate Planning Department
Team participants: Usiminas System
- Audit and Internal Control Department
- Social Communication Department
- Controllers and Accounting Department
- Legal Department
- Investor Relations Department
- Human Resources Department
- Marketing Department
- General Management of the Plants

Project Coordination and Content
FIRB – Financial Investor Relations

Graphics Project and Production
SMPB Comunicação

Photos
Fernando Martins
Arquivo Usiminas

Printing
Rona Editora



FINANCIAL STATEMENTS COMPANY AND CONSOLIDATED

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS

DECEMBER 31, 2004 AND 2003 WITH REPORT OF INDEPENDENT AUDITORS

2004

FINANCIAL STATEMENTS

2004

SUMMARY

Balance Sheets 2

Statements of Income 4

Statements of Shareholders' Equity 5

Statements of Changes in Financial Position 6

Statements of Cash Flows 7

Statements of Added Value 8

Notes to Financial Statements 9

Report of Independent Auditors 35

Audit Committee Advice 36

BALANCE SHEETS - DECEMBER 31, 2004 AND 2003

(In thousands of reais)

ASSETS	Company 2004	Company 2003	Consolidated 2004	Consolidated 2003
Current assets				
Cash and cash equivalents (Note 5)	**1,398,139**	442,733	**1,902,174**	843,007
Accounts receivable (Note 6)	**890,382**	855,754	**1,810,734**	1,443,797
Inventories (Note 8)	**931,440**	682,592	**1,980,457**	1,441,846
Taxes recoverable	**20,583**	118,199	**162,276**	244,459
Deferred income and social contribution taxes (Note 9)	**294,607**	138,857	**294,607**	138,857
Other	**211,787**	70,981	**192,969**	135,665
	3,746,938	2,309,116	**6,343,217**	4,247,631
Long-term assets				
Deferred income and social contribution taxes (Note 9)	**550,858**	934,650	**885,816**	1,373,768
Shares and loans to Eletrobrás	**20,980**	25,639	**21,001**	25,660
Receivables from related companies (Note 7)	**138,206**	297,560	**80,787**	77,501
Judicial deposits (Note 16)	**159,480**	130,290	**265,855**	230,506
Other	**44,144**	37,475	**95,548**	113,369
	913,668	1,425,614	**1,349,007**	1,820,804
Permanent assets				
Investments	**3,062,846**	1,944,872	**296,976**	131,792
In subsidiaries and associated companies (Note 10)	**46,018**	46,061	**47,324**	47,730
Other investments	**3,501,652**	3,615,940	**8,895,881**	9,274,440
Property, plant and equipment (Note 11)	**-**	-	**49,069**	50,415
Deferred charges (Note 12)	**6,610,516**	5,606,873	**9,289,250**	9,504,377
	11,271,122	9,341,603	**16,981,474**	15,572,812
Total assets				

BALANCE SHEETS - DECEMBER 31, 2004 AND 2003
(In thousands of reais)

LIABILITIES AND SHAREHOLDERS' EQUITY	Company		Consolidated	
	2004	2003	2004	2003
Current liabilities				
Suppliers, contractors and freight	**98,979**	185,422	**347,240**	478,536
Loans and financings (Note 13)	**598,244**	898,793	**1,357,961**	2,585,648
Debentures (Note 14)	-	-	-	16,761
Customers advances	**11,063**	6,359	**170,395**	132,307
Payables to related companies (Note 7)	**46,898**	178,054	**47,318**	43,338
Salaries and social security contributions payable	**55,151**	48,430	**114,568**	95,538
Taxes payable	**131,165**	46,412	**227,709**	94,860
Taxes in installments (Note 15)	**18,226**	28,218	**20,456**	30,003
Income and social contribution taxes	**320,395**	24,392	**481,736**	97,994
Dividends payable (Note 18)	**794,803**	306,372	**807,026**	306,415
Financial instruments (Note 21)	**27,167**	27,647	**129,112**	90,868
Actuarial liabilities (Note 17)	-	-	**11,166**	8,891
Other	**136,992**	95,995	**202,128**	224,120
	2,239,083	1,846,094	**3,916,815**	4,205,279
Long-term liabilities				
Loans and financings (Note 13)	**961,957**	1,597,248	**3,508,334**	4,087,373
Debentures (Note 14)	-	-	-	240,000
Taxes in installments (Note 15)	**151,267**	91,190	**161,464**	103,047
Deferred income and social contribution taxes (Note 9)	**75,592**	89,637	**243,335**	184,320
Provision for contingencies (Note 16)	**589,769**	502,685	**1,019,548**	914,315
Actuarial liabilities (Note 17)	**962,431**	967,802	**1,374,450**	1,390,868
Financial instruments (Note 21)	**155,581**	54,597	**556,827**	284,000
Payables to related companies (Note 7)	**94,411**	20,655	**16,920**	34,072
Other	**31,052**	146,637	**40,126**	15,713
	3,022,060	3,470,451	**6,921,004**	7,253,708
Minority interests			**194,171**	114,404
Shareholders' equity (Note 18)				
Capital	**1,280,839**	1,280,839	**1,280,839**	1,280,839
Capital reserves	**1,831,542**	1,831,542	**1,831,542**	1,831,542
Income reserves	**2,897,598**	912,677	**2,837,103**	887,040
	6,009,979	4,025,058	**5,949,484**	3,999,421
Total liabilities and shareholders' equity	**11,271,122**	9,341,603	**16,981,474**	15,572,812

See accompanying notes.

STATEMENTS OF INCOME - YEARS ENDED DECEMBER 31, 2004 AND 2003

(In thousands of reais, except income per share)

	Company		Consolidated	
	2004	2003	2004	2003
Gross revenues from sales and services				
Product sales				
Domestic market	**7,239,704**	5,100,232	**11,973,574**	8,482,125
Foreign market	**1,435,442**	1,012,749	**3,801,115**	2,484,322
Services rendered	**128,210**	108,281	**209,263**	129,135
	8,803,356	6,221,262	**15,983,952**	11,095,582
Sales taxes and deductions	**(2,120,229)**	(1,412,503)	**(3,754,079)**	(2,435,673)
Net revenues from sales and services	**6,683,127**	4,808,759	**12,229,873**	8,659,909
Cost of products and services sold	**(3,585,897)**	(3,012,755)	**(6,657,821)**	(5,592,873)
Gross profit	**3,097,230**	1,796,004	**5,572,052**	3,067,036
Operating expenses				
Selling	**(97,650)**	(69,201)	**(241,393)**	(180,262)
General and administrative	**(89,685)**	(74,852)	**(207,726)**	(194,492)
Management fees	**(29,180)**	(24,460)	**(37,942)**	(31,151)
Other operating expenses, net	**(88,155)**	(150,279)	**(126,226)**	(135,603)
	(304,670)	(318,792)	**(613,287)**	(541,508)
Operating profit before financial expenses and equity in the results of subsidiaries and associated companies	**2,792,560**	1,477,212	**4,958,765**	2,525,528
Financial expenses, net (Note 19)	**(298,973)**	(360,748)	**(768,868)**	(851,445)
Equity in the results of subsidiaries and associated companies (Note 10)				
Equity in the results of subsidiaries and associated companies	**1,262,486**	412,614	**323,391**	115,259
Goodwill amortization	**3,674**	3,674	**3,674**	3,674
(Provision) reversal for capital deficiency	**117,662**	44,952	**-**	(3,222)
	1,084,849	100,492	**(441,803)**	(735,734)
Operating profit	**3,877,409**	1,577,704	**4,516,962**	1,789,794
Nonoperating expenses, net	**(12,628)**	(23,951)	**(111,719)**	(33,812)
Income before taxes and minority interests	**3,864,781**	1,553,753	**4,405,243**	1,755,982
Income and social contribution taxes (Note 9)				
Income tax	**(623,531)**	(172,408)	**(977,446)**	(310,748)
Social contribution	**(187,526)**	(68,658)	**(317,210)**	(111,666)
	(811,057)	(241,066)	**(1,294,656)**	(422,414)
Minority interests	**-**	-	**(91,721)**	(27,396)
Net income for the year	**3,053,724**	1,312,687	**3,018,866**	1,306,172
Net income per share at end of year	**R$ 13.9199**	R$ 5.9837		

See accompanying notes.

STATEMENTS OF SHAREHOLDERS' EQUITY - DECEMBER 31, 2004 AND 2003
(In thousands of reais)

		Capital reserves			Income reserves			
	Capital	Excess amount in shares subscription	Treasury shares	Tax incentives	Legal	Reserve for investments and working capital	Retained earnings (accumulated deficit)	Total
At December 31, 2002	1,221,000	1,863,629	(181,611)	149,524	-	-	-	3,052,542
Capital increase through conversion of debentures into shares	59,839	-	-	-	-	-	-	59,839
Cancellation of treasury stock	-	(76,316)	76,316	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	1,312,687	1,312,687
Appropriation of net income for the year:								
Legal reserve	-	-	-	-	65,634	-	(65,634)	-
Interest on shareholders' equity	-	-	-	-	-	-	(354,091)	(354,091)
Dividends	-	-	-	-	-	-	(45,919)	(45,919)
Reserve for investments and working capital	-	-	-	-	-	847,043	(847,043)	-
At December 31, 2003	1,280,839	1,787,313	(105,295)	149,524	65,634	847,043	-	4,025,058
Net income for the year	-	-	-	-	-	-	**3,053,724**	**3,053,724**
Appropriation of net income for the year:								
Legal reserve	-	-	-	-	**152,686**	-	**(152,686)**	-
Interest on shareholders' equity	-	-	-	-	-	-	**(394,004)**	**(394,004)**
Dividends	-	-	-	-	-	-	**(674,799)**	**(674,799)**
Reserve for investment and working capital	-	-	-	-	-	**1,832,235**	**(1,832,235)**	-
At December 31, 2004	**1,280,839**	**1,787,313**	**(105,295)**	**149,524**	**218,320**	**2,679,278**	-	**6,009,979**

See accompanying notes.

STATEMENTS OF CHANGES IN FINANCIAL POSITION - YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of reais)

	Company		Consolidated	
	2004	2003	2004	2003
SOURCES OF WORKING CAPITAL				
From operations:				
Net income for the year	**3,053,724**	1,312,687	**3,018,866**	1,306,172
Expenses (revenues) which do not affect working capital:				
Long-term monetary and exchange variation, net	**63,114**	(14,716)	**16,259**	151,992
Depreciation and amortization	**252,764**	241,167	**543,331**	502,746
Equity in the results of subsidiaries and associated companies	**(1,383,822)**	(461,240)	**(327,065)**	(115,711)
Setting up of provisions in long-term liabilities	**172,435**	177,518	**269,494**	285,611
Deferred income and social contribution taxes	**256,596**	203,636	**241,582**	227,874
Provision (reversal) for losses on long-term assets	**4,659**	(7,251)	**5,268**	(7,350)
Permanent asset disposals	**22,972**	39,559	**108,410**	42,849
Minority interests	**-**	-	**91,721**	27,396
Others	**12,604**	(6,199)	**20,817**	(4,754)
	2,455,046	1,485,161	**3,988,683**	2,416,825
From shareholders:				
Capital subscription	**-**	-	**49,611**	-
Capital increase through conversion of debentures	**-**	59,839	**-**	59,839
	-	59,839	**49,611**	59,839
From third parties:				
Financings and debentures	**3,931**	460,530	**1,116,984**	1,359,869
Amortization of receivables from related parties	**226,362**	1,319	**17,673**	-
Increase in other long-term accounts payable	**167,963**	-	**92,195**	8,775
Decrease in other long-term assets	**180,124**	182,270	**319,695**	242,781
Investment disposals	**-**	-	**85,078**	-
Other	**152,665**	50,266	**9,296**	50,266
	731,045	694,385	**1,640,921**	1,661,691
Total sources	**3,186,091**	2,239,385	**5,679,215**	4,138,355
APPLICATIONS OF WORKING CAPITAL				
In permanent assets				
Investments	**348**	1,489	**2,628**	4,099
Property, plant and equipment	**161,167**	240,369	**332,116**	475,388
Deferred charges	**-**	-	**11,257**	19,582
Transfer to current liabilities of:				
Long-term loans, financings and debentures	**619,314**	769,971	**1,635,727**	1,605,029
Other long-term liabilities	**83,090**	30,405	**97,540**	22,893
Receivables from related parties	**105,546**	109,964	**-**	-
Increase in other long-term assets	**40,409**	21,915	**49,733**	168,664
Decrease in other long-term liabilities	**19,813**	27,402	**13,440**	27,402
Dividends / interest on shareholders' equity	**1,068,803**	400,010	**1,084,329**	400,010
Other	**42,768**	264	**68,395**	35,206
Total applications	**2,141,258**	1,601,789	**3,295,165**	2,758,273
Increase in working capital	**1,044,833**	637,596	**2,384,050**	1,380,082
Current assets				
At the beginning of the year	**2,309,116**	2,103,290	**4,247,631**	3,700,748
At the end of the year	**3,746,938**	2,309,116	**6,343,217**	4,247,631
	1,437,822	205,826	**2,095,586**	546,883
Current liabilities				
At the beginning of the year	**1,846,094**	2,277,864	**4,205,279**	5,038,478
At the end of the year	**2,239,083**	1,846,094	**3,916,815**	4,205,279
	392,989	(431,770)	**(288,464)**	(833,199)
Increase in working capital	**1,044,833**	637,596	**2,384,050**	1,380,082

See accompanying note.

SUPPLEMENTARY INFORMATION - STATEMENTS OF CASH FLOWS - DECEMBER 31, 2004 AND 2003

(In thousands of reais)

	Company		Consolidado	
	2004	2003	2004	2003
CASH FLOW FROM OPERATING ACTIVITIES				
Adjustment to reconcile net income to cash generated by operating activities:				
Net income for the year	**3,053,724**	1,312,687	**3,018,866**	1,306,172
Monetary and exchange variation, net	**312,169**	285,960	**720,840**	520,748
Depreciation and amortization	**252,764**	241,167	**543,331**	502,746
Investment disposals	**22,734**	57	**107,786**	(411)
Equity in the results of subsidiaries/associated companies	**(1,383,822)**	(461,240)	**(327,065)**	(115,711)
Dividends received	**-**	3,972	**1,338**	3,972
Income and social contribution taxes	**811,057**	241,066	**1,294,656**	422,414
Reversal of provisions	**18,112**	77,743	**38,306**	196,124
Minority interest adjustment	**-**	-	**91,721**	27,396
	3,086,738	1,701,412	**5,489,779**	2,863,450
(Increase) decrease in assets				
Trade accounts receivable	**(34,628)**	(93,316)	**(366,937)**	(68,619)
Inventories	**(248,848)**	(20,852)	**(538,611)**	(191,464)
Recoverable taxes	**97,616**	(81,269)	**82,183**	(149,266)
Deferred income and social contribution taxes	**228,042**	(138,857)	**332,202**	(138,857)
Judicial deposits	**(29,190)**	(467)	**(35,349)**	(40,692)
Other	**140,434**	(42,668)	**(4,669)**	63,744
	153,426	(377,429)	**(531,181)**	(525,154)
Increase (decrease) in liabilities				
Suppliers and contractors – domestic	**(41,228)**	19,469	**26,561**	(7,396)
Payables to related parties	**(41,814)**	(29,788)	**3,980**	9,674
Advances from customers	**4,744**	(18,688)	**38,088**	37,046
Taxes payable	**84,753**	11,136	**132,849**	15,186
Income and social contribution taxes	**(327,528)**	(110,702)	**(527,122)**	(182,251)
Other	**(106,803)**	142,649	**(92,463)**	247,441
	(427,876)	14,076	**(418,107)**	119,700
Cash flow generated by operating activities	**2,812,288**	1,338,059	**4,540,491**	2,457,996
CASH FLOW FROM INVESTIMENT ACTIVITIES				
Increase in investments	**(348)**	(1,489)	**(2,628)**	(4,792)
Acquisition of property, plant and equipment, net of capitalized charges	**(161,167)**	(240,369)	**(333,276)**	(447,926)
Permanent asset disposals (acquisition)	**-**	39,501	**(51,516)**	46,688
Cash flow generated by investing activities	**(161,515)**	(202,357)	**(387,420)**	(406,030)
CASH FLOW FROM FINANCING ACTIVITIES				
Loans and financings obtained and debentures	**20,619**	1,193,614	**1,655,060**	4,291,963
Payment of loans, financings, debentures and taxes in installments	**(971,627)**	(2,010,387)	**(3,471,627)**	(5,267,568)
Interest paid on loans, financings, debentures and taxes in installments	**(155,786)**	(239,116)	**(581,947)**	(629,115)
Redemption of swap transactions	**(22,330)**	19,124	**(92,453)**	(144,518)
Dividends paid	**(564,500)**	(93,969)	**(564,500)**	(97,940)
Cash flown generated by financing activities	**(1,693,624)**	(1,130,734)	**(3,055,467)**	(1,847,178)
EXCHANGE VARIATION ON CASH	**(1,743)**	(23,927)	**(38,437)**	(93,536)
Increase (decrease) in cash	**955,406**	(18,959)	**1,059,167**	111,252
Cash and cash equivalents beginning balances	**442,733**	461,692	**843,007**	731,755
Cash and cash equivalents ending balances	**1,398,139**	442,733	**1,902,174**	843,007

See accompanying notes.

SUPPLEMENTARY INFORMATION
STATEMENTS OF ADDED VALUE - DECEMBER 31, 2004 AND 2003
(In thousands of reais)

	Company		Consolidated	
	2004	2003	2004	2003
Gross sales and services and nonoperating result (*)	**8,667,566**	6,077,050	**15,709,465**	10,881,306
Goods and services acquired from third parties	**(3,866,028)**	(3,272,540)	**(7,682,222)**	(6,228,769)
Gross added value	**4,801,538**	2,804,510	**8,027,243**	4,652,537
Retentions (depreciation and amortization)	**(233,385)**	(228,609)	**(437,123)**	(418,520)
Net added value	**4,568,153**	2,575,901	**7,590,120**	4,234,017
Transfers received				
Equity in the results of subsidiaries and associated companies	**1,383,822**	461,240	**327,065**	115,711
Actuarial surplus of FEMCO	**-**	-	**4,562**	93,556
Financial income	**58,605**	(34,869)	**130,114**	(14,607)
Minority interests	**-**	-	**(91,721)**	(27,396)
	1,442,427	426,371	**370,020**	167,264
Total added value to be distributed	**6,010,580**	3,002,272	**7,960,140**	4,401,281

DISTRIBUTION OF ADDED VALUE

	Company				Consolidated			
	2004		2003		2004		2003	
	Amount	%	Amount	%	Amount	%	Amount	%
Government (**)	**2,167,152**	**36,06**	986,060	32,91	**3,307,081**	**41,55**	1,739,939	39,53
Employees								
Salaries	**337,808**	**5,62**	252,267	8,40	**564,868**	**7,10**	432,140	9,82
Private pension plan	**72,668**	**1,21**	100,447	3,35	**69,469**	**0,87**	107,809	2,45
Benefits	**54,999**	**0,91**	46,720	1,56	**203,588**	**2,56**	161,626	3,67
Financers	**324,229**	**5,39**	302,091	10,06	**796,268**	**10,00**	653,595	14,85
Shareholders								
Dividends/Interest on shareholders' equity	**1,068,803**	**17,78**	400,010	13,32	**1,068,803**	**13,43**	400,010	9,09
Retention of profits	**1,984,921**	**33,03**	912,677	30,40	**1,950,063**	**24,49**	906,162	20,59
Added value distributed	**6,010,580**	**100,00**	3,002,272	100,00	**7,960,140**	**100,00**	4,401,281	100,00

(*) Gross sales and services revenues and nonoperating result comprise: Gross sales and services less cancelled sales, sales discounts and allowance for doubtful accounts; plus nonoperating result.

(**) Social charges are classified in the Government heading, in conformity with Circular Letter CVM/SNC/SEP No. 01/2004.

NOTES TO FINANCIAL STATEMENTS COMPANY AND CONSOLIDATED DECEMBER 31, 2004 AND 2003

(In thousands of reais, except when stated otherwise)

1. OPERATIONS

The Company operates in the steel industry and carries out related activities. The Company produces flat rolled steel at the Intendente Câmara steel mill located in Minas Gerais for the domestic and foreign markets.

The Company's strategy provides for the operation of several service and distribution centers in Brazil as well as at the Cubatão port in São Paulo and the Praia Mole port in Espírito Santo.

In order to extend its operations, the Company has investments in subsidiary, jointly owned and associated companies, whether direct or indirect, which business purposes are summarized in Note 10.

2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of the Company were prepared and are being presented in accordance with the accounting practices adopted in Brazil based on the rules of the Brazilian Corporation Law, and on the standards and pronouncements of the Brazilian Securities and Exchange Commission – CVM, and of the Brazilian Institute of Independent Auditors – IBRACON.

In order to provide comprehensive information to the market, the Company is presenting the following supplementary information related to the Company and consolidated:

(a) Statement of cash flows: prepared in accordance with IBRACON's Accounting Rule and Procedure - NPC 20, presenting cash inflows and cash outflows of the Company and consolidated for the year.

(b) Statement of Added Value: prepared in accordance with CVM Circular Letter No 01/2004, presenting the income for the year in terms of wealth generation (added value) by the Company and distribution of such wealth among those contributing to the generation thereof.

3. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements at December 31, 2004 and 2003 include the financial information of the parent company Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS and the following subsidiaries and jointly owned companies, all of which were examined and reviewed to the extent considered necessary by the independent auditors:

	% Equity	
	2004	2003
Cia.Siderúrgica Paulista – Cosipa	**92.89**	92.89
Usiminas Mecânica S.A	**99.99**	99.99
Rio Negro S.A (*)	**64.43**	22.2
Usiparts S.A	**95.23**	95.23
Usiminas International Ltd	**100**	100
Fasal S.A. Com. Ind. Prod. Siderúrgicos	**50**	-
Unigal Ltda. (**)	**79.34**	96.72
Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda.	**50**	50
Siderholding Participações Ltda.	**50**	50
RNcentro Participações Ltda.	**99.99**	99.99

(*) At December 31, 2003, direct shareholding of 22.2% and indirect shareholding of 42.23%, via RNcentro.
(**) At December 31, 2004, direct shareholding of 64.99% and indirect shareholding of 14.35%, via Usiminas International.

The financial statements of the jointly owned companies can be summarized as follows:

(a) Balance Sheets

	2004			2003		
	Fasal	Usiroll	Unigal	Fasal	Usiroll	Unigal
Assets						
Current assets	**214,459**	**3,767**	**100,846**	131,216	2,919	119,915
Long-term assets	**7,887**	**-**	**12,856**	11,252	-	11,906
Permanent assets	**12,365**	**5,142**	**400,311**	12,963	5,920	429,698
Total assets	**234,711**	**8,909**	**514,013**	155,431	8,839	561,519
Liabilities and Shareholders' Equity						
Current liabilities	**57,092**	**389**	**117,441**	46,382	266	136,215
Long-term liabilities	**16,731**	**-**	**353,929**	17,322	-	546,956
Shareholders' equity	**160,888**	**8,520**	**42,643**	91,727	8,573	(121,652)
Total liabilities and shareholders' equity	**234,711**	**8,909**	**514,013**	155,431	8,839	561,519

(b) Statements of income

	2004			2003		
	Fasal	Usiroll	Unigal	Fasal	Usiroll	Unigal
Net sales and services	**526,373**	**3,732**	**140,410**	280,553	3,196	194,729
Cost of sales and services	**(394,069)**	**(2,178)**	**(36,898)**	(220,585)	(2,070)	(31,376)
Operating (expenses) income	**(20,941)**	**99**	**(73,136)**	(7,569)	(1)	(76,363)
Nonoperating income	**540**	**-**	**-**	1,131	-	-
Provision for IR and CSLL	**(33,407)**	**(204)**	**(4,710)**	(11,634)	(144)	(37,182)
Net income for the period	**78,496**	**1,449**	**25,666**	41,896	981	49,808

The consolidation process of the balance sheet and statement of income accounts for direct subsidiaries and proportional consolidation for the jointly owned subsidiaries corresponds to the sum of the balance sheet and statement of income account balances, according to their nature, complemented by the elimination of:

i. capital, reserves and retained earnings held among the companies;
ii. intercompany balances, recorded as assets or liabilities, including unrealized profits; and
iii. identification of the minority interests.

Negative goodwill on investments – is disclosed in accordance with CVM Instruction no 247/96, classified in property, plant and equipment.

The reconciliation between the consolidated and the Company's financial statements at December 31, 2004 and 2003 can be summarized as follows:

	Shareholders' equity		Net income for the year	
	2004	2003	2004	2004
Parent company balances	**6,009,979**	4,025,058	**3,053,724**	1,312,687
Unrealized profits	**(60,495)**	(25,637)	**(34,858)**	(6,515)
Consolidated balances	**5,949,484**	3,999,421	**3,018,866**	1,306,172

The financial statements of the Company and the consolidated financial statements for the years ended December 31, 2004 and 2003 are presented separately, under the titles Company and Consolidated, respectively.

SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

4.1. Determination of results of operations

Results of operations are determined on the accrual basis of accounting and include income and charges, as well as monetary and exchange variations at official indices or rates on current and long-term assets and liabilities. Income and social contribution taxes are deducted from or added to the results, (see item 4.4, below).

4.2. Current and long-term assets

(a) Cash and cash equivalents: Marketable securities, classified as cash and cash equivalents, represent short-term investments stated at cost plus earnings accrued to balance sheet date.

(b) Accounts receivable: are stated at the corresponding realizable amounts, including an allowance for doubtful accounts which is set up for an amount considered sufficient to cover possible losses on the realization of receivables, considering the situation of each customer and the guarantees provided by them. Receivables in foreign currency are stated considering translation using the exchange rates prevailing at balance sheet date.

(c) Inventories: are stated at the average cost of acquisition or production, which is lower than the realizable value or replacement cost. Imports in transit are stated at the accumulated cost of each import.

(d) Other assets: are stated at realizable value, including, when applicable, accrued earnings and monetary and exchange variation.

4.3. Permanent assets

(a) Investments: Investments in subsidiaries and affiliated companies are recorded at the equity method, and are eliminated for the companies included in the consolidation process. Other investments are recorded at acquisition cost, plus monetary correction up to December 31, 1995. Amortization of negative goodwill is carried out as described in Note 10.

(b) Property, plant and equipment: are stated at construction or acquisition cost, plus monetary correction up to December 31, 1995. Depreciation is calculated on the straight-line basis, taking into consideration the estimated useful lifes of the assets. Financial charges related to funds raised for construction in progress are capitalized up until construction is completed.

(c) Consolidated deferred charges refer to preoperating expenses for plant modernization, research and development projects, mainly related to Cosipa and Unigal, which are amortized on the straight-line basis over periods from five to ten years.

4.4. Income and social contribution taxes

Income tax is computed on income for the year, adjusted by additions and exclusions as required by Brazilian law, as described in Note 9. Social contribution is calculated at the official rates, based on pre-tax income. Deferred income and social contribution taxes were recorded based on the official rates, over tax loss carry-forwards and for additions and exclusions for which taxation will occur in the future, according to CVM Resolution No. 273, dated August 20, 1998 and CVM Instruction No. 371, dated June 27 2002, which approved the pronouncement from IBRACON about income tax and social contribution accounting (see Note 9). Income and social contribution taxes payable are stated net of payments made over 2004 and 2003. The recognition of tax credits is based on future profitability expectations based on a technical study examined by the Board of Auditors and approved by the Board of Directors.

Deferred income and social contribution taxes refer to accelerated depreciation tax incentives and taxes over unrealized exchange rate variations. They are recorded in current or long-term liabilities according to their respective maturities.

4.5. Current and long-term liabilities

(a) Provision for contingencies: Provisions for contingencies related to labor claims, tax and civil claims are recorded in amounts sufficient to offset probable losses based on the Company's internal legal counsel opinion.

(b) Actuarial liabilities: The Company and certain subsidiaries participate in private pension plans, administered by closed-end private pension entities, to grant to their employees pension and other post-employment benefits. Actuarial liabilities were calculated by independent actuaries and were recorded by the projected unit method, as provided for in CVM Resolution No. 371/2000 (Note 17).

(c) Other liabilities: are stated at known or estimated amounts, increased, when applicable, by charges and monetary and exchange variation incurred, on a daily "pro-rata" basis.

4.6. Transactions in foreign currency

Asset and liability balances arising from transactions in foreign currency (mainly the US dollar) are translated to the national currency (Brazilian real - R$) using the exchange rate at year end US$ 1.00=R$ 2.6544 (12/31/2003: US$ 1.00=R$ 2.8892).

4.7. Employees' profit sharing

The Company provides for employees' profit sharing amounts based on pre-determined operating and financial targets disclosed to employees. These amounts are recorded in "Cost of sales and services", "Selling expenses" and "General and administrative expenses" accounts.

4.8. Accounting estimates

In the preparation of the financial statements, the use of estimates to record certain assets, liabilities, and other transactions is necessary. The financial statements include estimates related to the useful lives of property, plant and equipment, provision for contingencies, determination of income taxes, and other similar accounts. Actual results may present variances in the relation to the estimates.

5. CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	2004	2003	2004	2003
Cash and Cash equivalents	**63,909**	57,046	**103,354**	129,125
Short-term investments	**1,334,230**	385,687	**1,798,820**	713,882
	1,398,139	442,733	**1,902,174**	843,007

Short-term investments mainly refer to bank deposit certificates and fixed income funds, remunerated by an average rate which approximates that for Interbank Deposit Certificates – CDI, as well as foreign short-term investments, remunerated at prefixed rates plus exchange variation to the US dollar.

6. ACCOUNTS RECEIVABLE

	Company		Consolidated	
	2004	2003	2004	2003
Subsidiaries	**124,347**	164,600	**89,708**	74,530
Trade debtors				
Domestic market	**624,060**	435,532	**1,235,699**	926,276
Foreign market	**181,096**	281,474	**565,067**	503,834
	929,503	881,606	**1,890,474**	1,504,640
Allowance for doubtful accounts	**(39,121)**	(25,852)	**(79,740)**	(60,843)
	890,382	855,754	**1,810,734**	1,443,797

7. TRANSACTIONS WITH RELATED PARTIES

The main balances and transactions with related parties are as follows:

	Assets			
	Current		Long-term	
	2004	2003	2004	2003
Usiminas Mecânica S.A.	**28,339**		**-**	-
Companhia Vale do Rio Doce - CVRD	**99**	475	**-**	-
Usiparts S.A. Sistemas Automotivos	**8,464**	25,431	**24,850**	-
Companhia Siderúrgica Paulista - Cosipa	**116,378**	54,655	**53,564**	55,411
Fasal S.A. Com. Ind. Prod. Siderúrgicos	**8,673**	28,469	**-**	-
Camargo Corrêa Cimentos S.A	**458**	375	**-**	-
Rio Negro Com. Ind. Aço S.A.	**90,032**	57,874	**-**	-
Usiminas International Ltd.	**-**	-	**59,724**	241,843
Siderholding Participações Ltda.	**2**	2	**68**	306
Usifast Logística Industrial	**10**	-	**-**	-
Unigal Ltda.	**3,130**	14	**-**	-
	255,585	183,214	**138,206**	297,560

	Liabilities			
	Current		Long-term	
	2004	2003	2004	2003
Usiminas Mecânica S.A.	**2,385**	106,170	**77,491**	-
Nippon Usiminas Co Ltd (*)	**56,165**	60,736	**238,896**	317,812
Companhia Vale do Rio Doce - CVRD	**12,946**	13,270	**-**	-
Usiparts S.A. Sistemas Automotivos	**470**	230	**-**	-
Companhia Siderúrgica Paulista - Cosipa	**2,701**	22,202	**-**	-
Camargo Corrêa Cimentos S.A	**3,677**	3,726	**16,920**	20,655
Rio Negro Com. Ind. Aço S.A.	**1,817**	521	**-**	-
MRS Logística S.A.	**282**	491	**-**	-
Usiminas International Ltd. (**)	**4,456**	3,990	**145,992**	158,906
Usifast Logística Industrial	**4,153**	1,425	**-**	-
Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda.	**288**	321	**-**	-
Unigal Ltda.	**18,179**	33,424	**-**	-
	107,519	246,506	**479,299**	497,373

(*) Loans and financings, in US dollars, subject to interest of 2.95% per year.
(**) Loans and financings, in US dollars, subject to interest of 4.53% per year.

	Sales		Purchases	
	2004	2003	2004	2003
Usiminas Mecânica S.A.	**222,245**	129,682	**60,790**	74,169
Companhia Vale do Rio Doce – CVRD	**1,603**	2,210	**614,531**	435,525
Usiparts S.A. Sistemas Automotivos	**63,060**	31,636	**5,194**	3,030
Companhia Siderúrgica Paulista - Cosipa	**18,345**	26,080	**112,095**	747
Camargo Corrêa Cimentos S.A	**4,702**	4,836	**61**	51
Fasal S.A. Com. Ind. Prod. Siderúrgicos	**359,609**	187,307	**3**	12
Rio Negro Com. Ind. Aço S.A.	**479,593**	275,828	**19,883**	14,975
MRS Logística S.A.	**393**	982	**63,222**	49,945
Usifast Logística Industrial	**642**	58	**67,656**	49,361
Usimpex Industrial S.A.	-	-	**557**	397
Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda.	**4**	10	**4,376**	3,650
Unigal Ltda.	**141**	204	**161,561**	251,876
	1,150,337	658,833	**1,109,929**	883,738

	Income		Expenses	
	2004	2003	2004	2003
Usiminas Mecânica S.A.	-	-	**14,216**	23,342
Usiminas International Ltd.	**(21,163)**	(41,925)	**(6,368)**	(29,611)
Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda.	-	2	-	-
	(21,163)	41,923	**7,848**	6,269

Transactions with related parties are substantially carried out on an arms-length basis, with respect to prices, terms and financial charges. Any differences between the above balances and the corresponding balances as per the related parties' refer to normal transactions in progress considered not to be significant for the financial statements taken as a whole.

8. INVENTORIES

	Company		Consolidated	
	2004	2003	2004	2003
Finished products	**176,335**	182,334	**378,895**	305,015
Products in process	**175,400**	105,875	**380,016**	243,899
Raw materials	**276,868**	181,678	**513,321**	429,388
Supplies and spare components	**185,379**	158,825	**332,522**	296,357
Imports in transit	**113,018**	51,138	**219,889**	53,287
Other	**4,440**	2,742	**155,814**	113,900
	931,440	682,592	**1,980,457**	1,441,846

Out of the total consolidated inventories, R$ 82,838 (R$ 148,511 in 2003) guarantee loans, financings and other liabilities of the subsidiary Cosipa and loans of the indirect subsidiary Cosipa Overseas Ltd.

9. INCOME AND SOCIAL CONTRIBUTION TAXES

9.1. Income and social contribution taxes in the result

	COMPANY			
	2004		2003	
	Income tax	Social contribution	Income tax	Social contribution
Income before income and social contribution taxes	**3,864,781**	3,864,781	**1,553,753**	1,553,753
Interest on shareholders' equity	**(394,004)**	(394,004)	**(354,091)**	(354,091)
Calculation base	**3,470,778**	3,470,777	**1,199,662**	1,199,662
Additions (exclusions)	**(1,073,762)**	(1,094,489)	**(677,372)**	(646,125)
Calculation base before offsetting of tax losses	**2,397,015**	2,376,288	**522,290**	553,537
Offsetting of tax losses	**(719,104)**	(712,886)	**(156,687)**	(166,060)
Calculation base	**1,677,911**	1,663,402	**365,603**	387,477
Income and social contribution taxes	**(419,454)**	(149,706)	**(91,377)**	(34,873)
Tax incentive	**17,239**	-	**4,936**	-
Income and social contribution taxes	**(402,215)**	(149,706)	**(86,441)**	(34,873)
Deferred IR/CS on temporary additions	**(190,074)**	(37,820)	**(85,967)**	(34,359)
Prior year income and social contribution taxes	**(31,242)**	-	-	574
Total income and social contribution taxes	**(623,531)**	(187,526)	**(172,408)**	(68,658)

	CONSOLIDATED			
	2004		2003	
	Income tax	Social contribution	Income tax	Social contribution
Income before income tax and social contribution	**4.405.243**	4.405.243	**1.755.982**	1.755.982
Interest on shareholders' equity	**(510.383)**	(510.383)	**(354.091)**	(354.091)
Calculation base	**3.894.860**	3.894.860	**1.401.891**	1.401.891
Additions (exclusions)	**(1.109.094)**	(1.135.865)	**(248.925)**	(355.050)
Calculation base before offsetting of tax losses	**2.785.766**	2.758.995	**1.152.966**	1.046.841
Offsetting of tax losses	**(725.790)**	(720.425)	**(345.890)**	(314.052)
Calculation base	**2.059.976**	2.038.570	**807.076**	732.789
Income and social contribution taxes	**(767.101)**	(274.307)	**(201.769)**	(65.951)
Tax incentive	**28.441**	-	**7.934**	-
Income and social contribution taxes	**(738.660)**	(274.307)	**(193.835)**	(65.951)
Deferred IR/CS on temporary additions	**(184.960)**	(36.065)	**(116.913)**	(46.289)
Prior year income and social contribution taxes	**(53.826)**	(6.838)	-	574
Total income and social contribution taxes	**(977.446)**	(317.210)	**(310.748)**	(111.666)

Income and social contribution taxes are determined at the statutory rates of 25% and 9%, respectively.

9.2. Deferred income and social contribution taxes

	Company		Consolidated	
Assets	**2004**	2003	**2004**	2003
Income tax:				
Income tax loss	**338,157**	517,933	**496,112**	758,813
Temporary provisions	**255,797**	282,073	**329,743**	350,162
Contingent taxes	**31,440**	17,023	**32,534**	18,061
Other			**13,679**	14,185
	625,394	817,029	**872,068**	1,141,221
Social contribution tax:				
Social contribution tax loss	**120,157**	163,837	**176,714**	250,106
Temporary provisions	**94,187**	92,641	**120,814**	116,049
Other	**5,727**		**10,827**	5,249
	220,071	256,478	**308,355**	371,404
Total	**845,465**	1,073,507	**1,180,423**	1,512,625
(-) Current portion	**(294,607)**	(138,857)	**(294,607)**	(138,857)
Long-term assets	**550,858**	934,650	**885,816**	1,373,768
Liabilities				
Income tax / CSLL:				
Deferred exchange variation	**69,531**	64,188	**286,175**	214,972
Tax incentive depreciation	**75,592**	49,841	**75,700**	51,896
Total	**145,123**	114,029	**361,875**	266,868
(-) Deferred current portion	**(69,531)**	(24,392)	**(118,540)**	(82,548)
Long-term liabilities	**75,592**	89,637	**243,335**	184,320

Estimated realization of deferred tax assets can be summarized as follows:

	2004	
	Company	Consolidated
2005	**294,607**	294,607
2006	**258,554**	464,740
2007	**245,924**	299,958
2008	**46,380**	65,423
2009	**-**	19,027
2010 to 2014	**-**	36,668
Total	**845,465**	1,180,423

10. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATED COMPANIES

10.1. Information of subsidiaries and associated companies

	Shareholders' equity (net capital deficiency)		Net income (loss) for the year	
	2004	2003	2004	2003
Companhia Siderúrgica Paulista-Cosipa	**2,123,869**	1,295,651	**961,315**	257,703
Usiminas Mecânica S.A.	**399,403**	369,016	**32,125**	20,616
RNCentro Participações Ltda.	**535**	36,745	**10,186**	11,512
Siderholding Participações Ltda.	**531**	91,574	**32,725**	34,457
Rio Negro Ind. Com. Aço S.A.	**120,580**	73,286	**63,059**	25,262
Consórcio Siderurgia Amazônia Ltd.	**1,529,633**	469,024	**1,060,609**	(487,076)
Unigal Ltda.	**42,643**	(121,652)	**25,666**	49,808
Usiminas International Ltd.	**339,581**	212,135	**144,686**	101,001
MRS Logística S.A.	**502,982**	280,638	**222,343**	351,882
Usiparts S.A. - Sistemas Automotivos	**30,845**	15,510	**15,334**	1,534
Other	**179,747**	21,903	**80,375**	(1,546)

	Participation in capital (%)		Number of shares owned			
			2004		2003	
	2004	2003	Common	Preferred	Common	Preferred
Companhia Siderúrgica Paulista - Cosipa	**92.89**	92.89	**1,263,138,400**	**2,458,784,200**	1,263,138,400	2,458,784,200
Usiminas Mecânica S.A.	**99.9869**	99.9869	**1,275,989,091,970**	**306,332,475,835**	1,275,989,091,970	306,332,475,835
RNCentro Participações Ltda.	**99.9999**	99.9999	**4,373,161**	-	4,373,161	-
Siderholding Participações Ltda.	**50**	50	**948,447**	-	948,447	-
Rio Negro Ind. Com. Aço S.A.	**64.4264**	22.20213	**829,696,603**	-	285,923,595	-
Consórcio Siderurgia Amazônia Ltd.	**5.16**	5.16	**10,000**	-	10,000	-
Unigal Ltda.	**64.99**	96.72	**101,903,108**	-	95,439,582	-
Usiminas International Ltd.	**100**	100	**1**	-	1	-
MRS Logística S.A.	**10.1927**	10.1927	**35,262,482**	**342,805**	35,262,482	342,805
Usiparts S.A. - Sistemas Automotivos	**95.23**	95.23	**370,810**	**22,004**	370,810	22,004

10.2. Changes in investments

	12/31/2003	Additions	Equity pickup adjustment	Realization of negative goodwill	Interest on shareholders' equity and dividends	12/31/2004	
Companhia Siderúrgica Paulista - COSIPA	1,203,530		892,908		(123,576)	**1,972,862**	(1)
Usiminas Mecânica S.A.	355,803		30,383	3,674		**389,860**	(2)
Usiminas International Ltd.	212,135		127,446			**339,581**	
Unigal Ltda.			27,714			**27,714**	(3) (4)
Consórcio Siderurgia Amazônia Ltd.	24,202		54,727			**78,929**	
MRS Logística S.A.	18,277		32,990			**51,267**	
Usiminas Importação e Exportação S.A.	3,853		243		(3,420)	**676**	
Siderholding Participações Ltda.	45,787	348	16,362			**62,497**	(5)
RNcentro Participações Ltda.	36,741		10,186		(5,727)	**41,200**	(5)
Usiparts S.A. - Sistemas Automotivos	14,770		14,604			**29,374**	
Fasal S.A Ind. Com. Prod. Siderúrgicos			22,710		(4,498)	**18,212**	
Rio Negro Com. Ind. Aço S.A.	16,271		31,307		(10,563)	**37,015**	
Other	13,503		906		(750)	**13,659**	
Total	1,944,872	348	1,262,486	3,674	(148,534)	**3,062,846**	

(1) Usinas Siderúrgicas de Minas Gerais S.A.– USIMINAS ("Issuer"), as controlling shareholder of Companhia Siderúrgica Paulista - COSIPA ("COSIPA"), and COSIPA, abiding by the provisions of CVM Instruction No. 358/02, which the Board of Directors meeting of Nov 08, 2004 authorized the Executive Board to submit to the Brazilian Securities Commission - CVM an application for registration of mandatory public offer for the acquisition of all shares issued by COSIPA ("OPA"), in order to cancel registration of COSIPA as a listed company, as provided for in article 21 of Law No. 6385/76, under the terms of paragraph 4 of article 4 of Law No. 6404/76 and CVM Instruction No. 361/02. Outstanding shares, as defined in article 3, item III of CVM Instruction No. 361/02, correspond to 250,514,347 shares, representing 6.3% of COSIPA's total capital, of which 52,343,659 are common shares, equivalent to 3.9% of voting capital, and 198,170,688 are preferred shares, equivalent to 7.4% of preferred shares.

(2) Net of negative goodwill of R$ 9,492 (R$ 13,166 at December 31, 2003), related to appreciation of permanent assets. This negative goodwill is being amortized in proportion to the realization of those assets.

(3) Nippon Steel Corporation and the subsidiary Usiminas International decided to increase capital through capitalization of loans granted to Unigal, thus subscribing capital in the amount of R$ 138,630 on December 22, 2004. The equity interests of Nippon Steel Corporation and Usiminas International in Unigal at 12/31/2004 were of 18.6% and 14.35%, respectively.

(4) Reversal of the provision for losses – net capital deficiency, in the amount of R$ 117,662 (R$ 44,952 in 2003), recorded in Other long-term liabilities, with contra entry to (provision) reversal for capital deficiency, in the statement of income for the year.

(5) On August 24, 2004, equity interest of 42.22% of holding RNCentro Participações Ltda. in Rio Negro Comércio e Indústria de Aço Ltda., and of 50% of Siderholding Ltda. in Fasal S.A. – Indústria, Comércio e Distribuição de Produtos Siderúrgicos were directly transferred to the holding company (USIMINAS).

10.3. Information of subsidiaries

a) Subsidiary companies

Companhia Siderúrgica Paulista – COSIPA – Located in Cubatão, it operates in the production of steel slabs, heavy plates and hot-rolled and cold-rolled products, offered under the form of slabs, plates, and coils used in small diameter pipes, home appliances, construction, car and auto parts industry.

Usiminas Mecânica S.A. - UMSA – Located in Ipatinga, Minas Gerais State whose main activity is the manufacture of equipment and installations used in the following sectors: steel production, oil & gas, hydroelectric, mining, cement, pulp and paper, parts recovery, rolls, heavy industry cylinders, plates stamping and cutting for serial auto parts, stationary buckets and environmental control.

Usiparts S.A. Sistemas Automotivos – Headquartered in the city of Pouso Alegre, Minas Gerais State, it manufactures and trades steel stamped auto parts.

Usiminas International Ltd. – Set up in 2001 on the British Virgin Islands with the business purpose of receiving Company investments abroad.

Rio Negro Com. Ind. Aço S.A. – Located in São Paulo, with the business purpose of distributing steel products and also operating as a service center. Rio Negro distributes products and renders services to the Company as part of its strategy to supply the market with differentiated products with higher value added, focusing on small and medium sized customers.

b) Jointly owned companies

Fasal S.A. Com. Ind. Prod. Siderúrgicos - Headquartered in the city of Santa Luzia, Minas Gerais State, with the business purpose of distributing steel products in the retail market, and operating as a services center. Fasal distributes products and renders services to the Company as part of its strategy to supply the market with differentiated products with higher value added, focusing on small and medium sized customers.

Unigal Ltda. – Headquartered in the city of Ipatinga, Minas Gerais State, it is a joint venture set up in 1998 by the controlling company and Nippon Steel Corporation, with the objective of transforming cold rolled coils into galvanized coils via hot dipping, mainly supplied to the auto industry. Unigal's installed capacity allows galvanization of 400 thousand steel tons per year.

Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda - Headquartered in the city of Ipatinga, Minas Gerais State with the business purpose of rendering services, especially to rectify steel rolls and cylinders.

c) Other investments

MRS Logística S.A. - Headquartered in the city of Rio de Janeiro, MRS renders railroad transportation and logistic services in the southeast region of Brazil. The Company's participation in MRS represents a strategic investment for optimizing supply of raw materials, transportation of finished products and transportation of third party cargo, mainly related to the operation of the Company's sea terminals.

Siderar S.A.I.C. - Headquartered in the city of Buenos Aires, Argentina, it operates the biggest Argentinean flat steel mill. The Company has an equity interest of 5.3% in Siderar, acquired in order to allow a strategic positioning of the Company in Mercosur, as well as technology exchange. This investment is recorded at cost.

Sidor C.A. (controlled by Consórcio Siderurgia Amazônia) - Siderúrgica Del Orinoco (Sidor) C.A. is the biggest steel mill in Venezuela, with installed capacity of 3.6 million steel tons per year, being the second largest steel exporting company in Venezuela. The Company has equity interest of 6.78% in Sidor (indirectly through Consórcio Siderurgia Amazonia Ltd., controlling company of Sidor C.A., which has an equity interest of 59.7% in Sidor, the remaining 40.3% is held by the Venezuelan government).

11. PROPERTY, PLANT AND EQUIPMENT

	COMPANY				
	2004				2003
	Annual depreciation rate %	Cost	Accumulated depreciation	Net	Net
In operation					
Buildings	**4**	**893,718**	**(679,496)**	**214,222**	205,686
Machinery and equipment	**5**	**5,037,459**	**(2,108,466)**	**2,928,993**	3,169,616
Installations	**5**	**336,290**	**(230,407)**	**105,883**	34,006
Furniture and fixtures	**10**	**10,390**	**(8,191)**	**2,199**	2,034
Data processing equipment	**20**	**25,364**	**(22,114)**	**3,250**	4,184
Vehicles	**20**	**1,222**	**(1,184)**	**38**	65
Tools and equipment	**10**	**63,821**	**(43,496)**	**20,325**	21,240
Software	**20**	**59,523**	**(38,539)**	**20,984**	9,819
Mines and ore beds		**75**	**(74)**	**1**	2
Total depreciable assets		**6,427,862**	**(3,131,967)**	**3,295,895**	3,446,652
Land		**48,015**	**-**	**48,015**	48,015
Total in use		**6,475,877**	**(3,131,967)**	**3,343,910**	3,494,667
In construction					
Work in progress		**141,387**	**-**	**141,387**	119,505
Fixed assets in process		**1,467**	**-**	**1,467**	814
Advances to suppliers		**14,888**	**-**	**14,888**	954
Total in construction		**157,742**	**-**	**157,742**	121,273
		6,633,619	**(3,131,967)**	**3,501,652**	3,615,940

	CONSOLIDATED				
	2004				2003
	Annual depreciation rate %	Cost	Accumulated depreciation	Net	Net
In operation					
Buildings	4	1,474,761	(836,897)	637,864	662,188
Machinery and equipment	5	10,280,460	(3,148,165)	7,132,295	7,649,026
Installations	5	458,435	(257,255)	201,180	120,990
Furniture and fixtures	10	18,894	(14,739)	4,155	3,985
Data processing equipment	20	133,014	(54,594)	78,420	19,362
Vehicles	20	38,306	(16,388)	21,918	26,411
Tools and equipment	10	74,449	(46,171)	28,278	27,756
Software	20	61,576	(40,339)	21,237	10,414
Mines and ore beds		481	(289)	192	225
Intangibles		7	-	7	75
Other		44,639	(1,521)	43,118	7,224
Total depreciable assets		12,585,022	(4,416,358)	8,168,664	8,527,656
Land		275,341		275,341	273,581
Total in operation		12,860,363	(4,416,358)	8,444,005	8,801,237
Discount on the acquisition of investment in Usiminas Mecânica – (Note 10.2)		(9,492)	-	(9,492)	(13,166)
In construction					
Work in progress		442,114	-	442,114	482,336
Imports in transit		1,605	-	1,605	1,018
Advances to suppliers		16,700	-	16,700	1,812
Other		949	-	949	1,203
Total in construction		461,368	-	461,368	486,369
		13,312,239	(4,416,358)	8,895,881	9,274,440

a) Depreciation – Company's depreciation for the year ended December 31, 2004, of R$ 252,764 (R$ 241,167 in 2003), Consolidated – 2004 - R$ 543,331 (R$ 502,746 in 2003), was substantially recorded against production cost.

b) In construction – the balances refer to improvements to the production process, to allow the utilization of all the installed capacity of the plants and for environmental preservation. The technological updating and environmental preservation plans in progress will be completed by 2005 and 2007, respectively.

c) Investments scheduled for 2005 totaled R$ 418,271, of which R$ 264,105 were used in technological updating, R$ 50,128 in dredging of the sea terminal of Cubatão, R$ 82,788 in environmental protection and R$ 21,250 in large repairs.

d) In January 1999, the subsidiary Cosipa suspended the operations of Line 1. In December 2004, the subsidiary Cosipa decided to write-off part of these assets, and wrote-off R$ 84,196 against the year results, in non-operating expenses.

12. DEFERRED CHARGES

	Consolidated	
	2004	2003
To be amortized		
Research and development projects	**19,286**	11,997
Being amortized		
Implementation of expansion projects	**77,126**	87,334
Accumulated amortization	**(47,343)**	(48,916)
	29,783	38,418
	49,069	50,415

Amortization recorded in the year ended December 31, 2004 amounted to R$ 10,602 (R$ 11,450 in 2003), which was appropriated to operating expenses.

13. LOANS AND FINANCINGS

	Company				Consolidated			
	2004		2003		2004		2003	
	Current	Long-term	Current	Long-term	Current	Long-term	Current	Long-term
a) in Brazil								
US$	**56,256**	**174,187**	101,128	247,303	**68,037**	**176,552**	737,650	468,758
UR	**6,908**	**3,394**	12,487	5,954	**6,908**	**3,394**	15,184	5,954
IGPM	**114,793**	**215,716**	104,165	287,838	**114,793**	**216,421**	104,165	288,465
TJLP	**38,832**	**59,792**	37,734	99,809	**217,061**	**356,737**	206,502	540,093
R$	**2,585**	**4,956**	2,582	7,278	**31,910**	**7,270**	146,873	39,092
CM	-	-	3,548	5,104	-	-	3,548	5,104
Others	-	-	-	-	**15,393**	**50,217**	20,257	67,503
	219,374	**458,045**	261,644	653,286	**454,102**	**810,591**	1,234,179	1,414,969
b) Foreign								
US$	**373,750**	**485,683**	631,841	920,560	**895,323**	**2,677,207**	1,341,637	2,640,708
EURO	**5,120**	**18,229**	5,308	23,402	**5,120**	**18,229**	5,308	23,402
CHF	-	-	-	-	**2,308**	**2,307**	2,313	6,928
Others	-	-	-	-	**1,108**	-	2,211	1,366
	378,870	**503,912**	637,149	943,962	**903,859**	**2,697,743**	1,351,469	2,672,404
	598,244	**961,957**	898,793	1,597,248	**1,357,961**	**3,508,334**	2,585,648	4,087,373

Long-term installments fall due as follows:

	Company		Consolidated	
Maturity years:	2004	2003	2004	2003
2005	-	592,967	-	1,398,392
2006	**503,066**	521,662	**1,387,601**	1,221,967
2007	**235,129**	233,700	**709,336**	724,985
2008	**114,711**	124,512	**508,760**	445,036
2009 up to 2016	**109,051**	124,407	**902,637**	296,993
	961,957	1,597,248	**3,508,334**	4,087,373

In the year ended December 31, 2004, financings of approximately R$ 20,619 were obtained by the Company, of which R$ 4,229 in Brazil and R$ 16,390 abroad. These funds were mainly intended to working capital. In the same period repayments of R$ 971,627 were made. In consolidated terms, new loans of R$ 1,655,060 were obtained with repayments of R$ 3,471,627.

Financings of the Company in national currency are subject to monetary correction and interest at the average rate of 7.33% per year (7.50% in 2003) and those in foreign currency at the average rate of 5.22% per year (4.81% in 2003) plus foreign exchange variation. These transactions are compatible with those carried out in the market involving similar risks and terms. These financings are guaranteed by fixed assets amounting to R$ 2,279,623 at December 31, 2004 (R$ 2,657,337 in 2003).

Companhia Siderúrgica Paulista - COSIPA and Unigal Ltda. have loans and financings with certain contractual covenant obligations that require maintenance of certain financial ratios. Occurrence of an event of default may trigger the acceleration of the maturities of such long-term financings. At December 31, 2003, COSIPA and Unigal did not comply with certain contractual conditions for which waivers were obtained with creditors. At December 31, 2004, Unigal did not comply with one financial ratio for which a waiver was also obtained.

14. DEBENTURES

On September 1, 2003, the subsidiary Companhia Siderúrgica Paulista – Cosipa – made a public offer for the issue of 24,000 debentures, in the amount of R$ 240,000, in a single series, nominative, unsecured and non-convertible into shares, fully subscribed by the market in November 2003, maturing on September 1, 2007.

On October 20, 2004, Cosipa decided to redeem 24,000 debentures, in the amount of R$245,584.

15. TAXES IN INSTALLMENTS

	Company				Consolidated			
	2004		2003		2004		2003	
	Current	Long-term	Current	Long-term	Current	Long-term	Current	Long-term
INSS	**11,951**	**146,604**	21,942	86,528	**12,023**	**146,604**	22,210	86,595
ICMS	-	-	-	-	**330**	**384**	304	660
National Treasury	**6,217**	**4,663**	6,217	4,662	**6,217**	**4,663**	6,217	4,662
Others	**58**	-	59	-	**1,886**	**9,813**	1,272	11,130
	18,226	**151,267**	28,218	91,190	**20,456**	**161,464**	30,003	103,047

The above tax installments are subject to interest of 1% per month, maturing within terms from 30 to 240 months, and are guaranteed by assets of Companhia Siderúrgica Paulista - COSIPA, amounting to R$ 350,388 at December 31, 2004 (R$ 361,907 in 2003).

Long-term installments fall due as follows:

	Company		Company	
Maturity years:	2004	2003	2004	2003
2005	-	20,163	-	21,815
2006	**24,559**	12,906	**26,693**	14,444
2007	**19,896**	11,581	**21,146**	12,349
2008	**19,896**	9,008	**21,116**	9,726
2009 up to 2016	**86,916**	37,532	**92,509**	44,713
	151,267	91,190	**161,464**	103,047

16. PROVISION FOR CONTINGENCIES

	Company		Company	
	2004	2003	2004	2003
Tax contingencies	**589,769**	502,683	**789,293**	757,791
Labor contingencies	-	2	**141,719**	83,848
Civil contingencies	-	-	**79,649**	60,495
Other	-	-	**8,887**	12,181
Total	**589,769**	502,685	**1,019,548**	914,315

The contingencies are supported by judicial escrow deposits, recorded in long-term assets, not monetarily updated, amounting to: Company - R$ 159,480 (R$ 130,290 in 2003); consolidated - R$ 265,855 (R$ 230,506 in 2003).

The Company has been discussing in court the following taxes:

- IPI credits related to the purchase of products that are tax exempt, tax immune, not taxed or taxed at rate reduced to zero, in the amount of approximately R$ 150,000 at December 31, 2004.
- Income and social contribution taxes on the difference between the Consumer Price Index–IPC for the period January to February 1989, of 70.28% and the official monetary correction measured by the UFIR of 11.4%. These effects amounted to approximately R$ 48,000 at December 31, 2004.
- Income tax on inflation gain at rate reduced to 5%, paid in 1993, amounting to approximately R$ 43,000 at December 31, 2004. Said tax was offset by Usiminas in 1998 due to the revocation of the Law by which it was introduced.
- Sundry INSS tax delinquency notices, for which the provision at December 31, 2004 amounted to approximately R$ 156,000. The Company refuted all of them at the administrative and judicial levels. There are judicial deposits of approximately R$23,000, as guarantee of part of the amounts involved in these disputes.

The main tax contingency of the subsidiary Cosipa refers to ICMS on semi-finished products. Between June 1992 and February 1997, the São Paulo State authorities issued four tax assessments. These tax assessments resulted from unpaid ICMS in the period May 1991 to September 1996 because the Company believed that its products were not subject to this tax.

Labor contingencies refer to the subsidiary Cosipa and mainly refer to hazard exposure and additional health exposure, family allowance and unpaid salary differences. In 2004, the Company carried out a detailed analysis of these cases, on which a favorable outcome was considered by its legal advisors to be remote, and updated them based on the calculations made by experts and indixes informed by the Regional Labor Court - TRT.

There are also several tax, labor and civil contingencies against the Company on which a favorable outcome is considered by the internal and external legal advisors to be possible. These contingencies totaled approximately R$ 19,000 at December 31, 2004 (R$ 16,000 in 2003).

17. ACTUARIAL LIABILITIES

17.1. Caixa dos Empregados da Usiminas (Private Pension Fund)

On August 28, 1972, the Company formed Caixa dos Empregados da Usiminas, a non-profit civil entity classified as a private supplementary pension fund. The main objective, as per applicable legislation, is to manage and offer the pension benefit plans.

The entity currently administers two benefit plans; namely the original plan, which is in the process of being extinguished, named Benefits Plan 1, which is a "defined benefit" and the current plan, which became effective on August 1, 1998, named Benefits Plan 2, which is a "defined contribution". The contributions to both plans in the year ended December 31, 2004 totaled R$ 10,203 (R$ 8,589 in 2003) in the Company and R$ 11,792 (R$ 9,671 in 2003) in the consolidated, which were substantially recorded in the statement of income in cost of sales and services.

As from January 2002, the reserve insufficiency arrived at in December 1994 started to be amortized by the sponsors within a period of 19 years (initially of 35 years), subject to interest of 6% p.a. and monthly monetary updating by reference to the IGP-M variation. The installments paid in the year ended December 31, 2004 amounted to R$ 78,039 (R$ 71,355 in 2003) in the Company and R$ 84,615 (R$ 77,427 in 2003) in the consolidated (Usiminas and Usiminas Mecânica).

The technical reserves of Caixa (actuarial liability) are calculated by and are the responsibility of an independent actuary retained by Caixa and represent the obligation assumed for benefits granted and to be granted to members and their beneficiaries.

To comply with CVM Resolution No 371 of December 13, 2000, the Company recognized the adjustment to the actuarial liability arising from the benefits to which the employees will be entitled after their length of service. The actuarial study, made by an independent actuary as of December 31, 2004, indicated a liability of R$ 962,431 (R$967,802 in 2003) in the parent company and R$ 1,017,144 (R$ 1,024,539 in 2003) in the consolidated.

The estimated values to be recognized in the statement of income for 2005 are summarized below:

	Company	Consolidated
Cost of current service, gross	**1,855**	2,546
Cost of interest	**247,364**	263,695
Expected earnings for the plan assets	**(225,386)**	(240,849)
Amortization of gain	**(11,247)**	(11,723)
Employees' contribution	**(859)**	(872)
Total	**11,727**	12,797

The main actuarial assumptions at December 31, 2004 and 2003 were:

Actuarial method (projected unit credit):

	2004	2003
Discount rate	**12.00% p.a.**	12.35% p.a.
Expected return rate of the assets	**14.40% p.a.**	13.40% p.a.
Future salary increase	**7.10% p.a.**	7.10% p.a.
Social security benefit increases	**5.0% p.a.**	5.0% p.a.
Inflation	**5.0% p.a.**	5.0% p.a.
Capacity factor		
Salaries	**97%**	97%
Benefits	**97%**	97%

Demographic factor:

Death table	GAM-83 increased 1 year (2003 – average between GAM-71 increased 1 year and GAM-83 increased 1 year)
Death rate of disabled employees	RRB 1983
Disability entry table	RRB 1944 (increased 2x)
Turnover table	Benefit plan 1: Towers experience USIPREV: Towers experience (increased 3x in 2004 and increased 2x in 2003)
Sickness table	Towers standard (increased 2.5x)
Age of retirement	First age reached for retirement eligibility
Information on children	Experience of similar companies, combined with data provided by Usiminas
Information on the spouses of current and future retired employees	95% of married members with a difference of 4 years of age, the wives being younger
INSS benefit	Considers the amendments to Law 9876 of November 26, 1999 (social security factor)
Age of registry in INSS	Informed by Usiminas

17.2. Payable to Fundação Cosipa de Seguridade Social – FEMCO

At December 31, 2004, the debt balance of the subsidiary Companhia Siderúrgica Cosipa – with its pension plan entity, Fundação Cosipa de Seguridade Social - FEMCO, recorded in current and long-term liabilities amounted to R$ 11,166 and R$ 337,357, respectively (R$ 8,891 and R$ 353,067, respectively in 2003). This debt is guaranteed by property, plant and equipment valued at R$ 507,459 (R$494,809 in 2003).

In October 2003, the Brazilian regulatory agency for pension plans ("Secretaria de Previdência Complementar - SPC") approved the new system for the use of the actuarial surplus of FEMCO, reflecting a partial decrease in the debt of the sponsor Cosipa by R$ 93,556 in 2003. The surplus recorded following the same logic for the year ended December 31, 2004 amounted to R$ 4,562.

The actuarial debt balance started to be adjusted monthly to maintain a risk oscillation margin of 10% of the mathematical provisions for benefits granted and to be granted in the plan for defined benefits. At December 31, 2004, the balance of the Social Security Fund for Risk Oscillation amounted to R$91,974 (R$89,064 in 2003).

The debt balance will be determined at each year-end, based on a direct actuarial revaluation of the mathematical provisions for benefits granted and to be granted.

The debt balance, due in 12 installments, started to be amortized beginning March 20, 2004, and corresponds to the amount of all monthly installments based upon the Price Table, with interest equivalent to 6% p.a. and monthly restatement by the National Consumer Price Index ("Índice Nacional de Preços ao Consumidor – INPC") and the second installment will be amortized later, subject to the result of the actuarial revaluation of the subsequent year and so on.

The subsidiary COSIPA recorded in actuarial liabilities in long-term liabilities the amount of R$ 19,949 (R$ 13,262 in 2003) as deficit of the Health Care Plan.

17.3. Breakdown of actuarial liabilities

	Company		Consolidated	
	2004	2003	2004	2003
Caixa dos Empregados da Usiminas				
Present value of the actuarial liability	**(2,137,192)**	(1,931,531)	**(2,278,207)**	(2,058,214)
Fair value of assets	**1,596,847**	1,164,172	**1,705,402**	1,244,031
Net value of losses nor recognized	**(422,086)**	(200,443)	**(444,339)**	(210,356)
Cost of current net service	**(962,431)**	(967,802)	**(1,017,144)**	(1,024,539)
Fundação Cosipa de Seguridade Social – FEMCO (Nota 17.2)				
Debt balance of Cosipa	-	-	**(337,357)**	(353,067)
Deficit of the health care plan	-	-	**(19,949)**	(13,262)
	-	-	**(357,306)**	(366,329)
Total long-term actuarial liabilities	**(962,431)**	(967,802)	**(1,374,450)**	(1,390,868)
(+) Portion of the current debt balance of Cosipa	-	-	**(11,166)**	(8,891)
Total actuarial liabilities	**(962,431)**	(967,802)	**(1,385,616)**	(1,399,759)

18. SHAREHOLDERS' EQUITY

18.1. Capital

The Company's capital amounts to R$1,280,839 and comprises 225,285,820 shares, with no par value, of which 112,280,152 are common, 112,218,708 are preferred Class A and 786,960 are preferred Class B. On December 29, 2003, the Company issued 4,282,180 new shares PNA as a result of BNDESPAR resolution to convert 750 nominative debentures held by it into preferred shares class A, in the amount of R$ 59,839. In addition, the Company cancelled 4,282,180 preferred shares class A, maintained in treasury, in order not to change the total number of shares.

Each common share entitles holders to 1 (one) vote at the shareholders' general meeting and preferred shares are nonvoting shares but are entitled to (i) dividends 10% (ten percent) in excess of that attributed to common shares (ii) the same right attributed to common shares related any bonus decided by voting in the general shareholders' meeting; (iii) priority in the return of capital, without premium, in case of Company liquidation; (iv) vote at meetings if the Company does not pay preferred dividends in three consecutive years.

Preferred shares may not be converted into common shares.

Holders of class B preferred shares have priority in the return of capital, without right to premium, in case of Company liquidation. Holders of class A preferred shares have the same priority, however only after observing the priority attributed to class B preferred shares. Preferred shares class B may, at any time at the exclusive discretion of the shareholder, be converted into preferred shares class A.

All shareholders are assured of a minimum dividend of 25% of net income for the each year, calculated in accordance with Brazil's corporation law.

18.2. Reserves

a) Premium on share subscription - set-up on the merger process in conformity with Article 14, sole paragraph of Law 6404/76. This reserve may be used to absorb losses which exceed the retained earnings and income reserves, redeem, reimburse or purchase shares, redeem founders shares, increase capital and the payment of dividends on preferred shares, when this advantage is assured to them (Article 200 of Law 6404/76).

b) Treasury stock – At December 31, 2004, the Company held in treasury 561,482 common, 5,015,170 class A preferred and 331,576 class B preferred shares.

c) Tax incentives – correspond to the reduction until 1996 of up to 95% of federal VAT (IPI) paid (Law 7554/86).

d) Legal reserve — set up at 5% of net income for each year until it reaches 20% of capital.

e) Reserve for investment and working capital – set up at December 31, 2003 in the amount of R$ 847,043 and supplemented at December 31, 2004 by R$1,832,235, as follows:

(i) A portion corresponding to 50% of adjusted net income for the year, in the amount of R$ 1,450,519, the objective of which is to ensure operating investment or increase working capital.

(ii) A portion corresponding to R$ 381,716, to supplement the above mentioned investments, according to Article 196 of Law 6404/76, based on an Investment Plan to be submitted to approval by the Ordinary General Meeting.

As provided for in the Company's by-laws, the balance of the income reserve may not exceed 95% of the amount of capital and may be used for the absorption of losses, distribution of dividends, redemptions, reimbursement or purchase of shares or also capitalized.

At December 31, 2004, the Company presents excess income reserve balance in relation to the amount of capital. As required by Brazil's Corporation Law (article 199 of Law 6404/76), management will propose to the general shareholders' meeting a Company capital increase of R$ 1,119,161, using income reserve, without issue of new shares.

18.3. Dividends and interest on shareholders' equity

	2004
Net income for the year	**3,053,724**
Setting up of legal reserve (5%)	**152,686**
Dividends calculation base	**2,901,038**
Minimum mandatory dividends (25%)	**725,259**
Interim interest on shareholders' equity paid (R$ 1.17318 per common and R$ 1.29050 per preferred share)	**270,000**
Supplementary interest on shareholders' equity payable (R$ 0.53880 per common and R$ 0.59270 per preferred share)	**124,004**
Supplementary dividends payable (R$ 2.93208 per common and R$ 3.22529 per preferred share)	**674,799**
Total	**1,068,803**

In accordance with Law 9249/95, management approved the distribution of interest on shareholders' equity related to 2004, which will be included in the amount of dividends to be distributed, for all legal purposes. The amount of R$394,004 was recorded as financial expense for tax purposes with a reversion, in accordance with CVM Resolution 207/96, to the same result account, therefore not affecting net income for the period, except for the tax effects, which were recognized in the income and social contribution tax accounts.

19. FINANCIAL INCOME (EXPENSES), NET

Financial income (expenses) can be summarized as follows:

	Company		Consolidated	
	2004	2003	2004	2003
Financial income				
Interest from customers	**9,763**	15,231	**36,493**	26,783
Earnings from short-term investments	**73,964**	45,246	**133,606**	100,994
Other financial income	**21,022**	17,033	**20,851**	11,919
Financial expenses				
Interest and commissions on loans	**(130,627)**	(271,797)	**(496,825)**	(657,912)
Other financial expenses	**(46,055)**	(44,513)	**(101,510)**	(93,935)
Foreign exchange effects				
From loans and financings	**69,706**	413,578	**284,141**	1,197,922
From foreign customers	**(16,521)**	(36,837)	**(33,162)**	(47,995)
Result of swap and hedge transactions	**(126,541)**	(321,764)	**(422,870)**	(993,103)
Other	**(29,737)**	(75,714)	**(28,479)**	(107,962)
Monetary effects				
From loans and financings	**(46,540)**	(48,235)	**(51,064)**	(95,512)
Other	**(77,407)**	(52,976)	**(110,049)**	(192,644)
	(298,973)	(360,748)	**(768,868)**	(851,445)

20. STATEMENT OF EBITDA

EBITDA – Earnings before interest, equity in subsidiaries and associated companies, plus depreciation, additions and exclusions which do not affect cash are set out below:

		Company		Consolidated	
		2004	2003	2004	2003
	Operating income	**3,877,409**	1,577,704	**4,516,962**	1,789,794
(+/-)	Equity in subsidiaries and affiliated companies	**(1,383,822)**	(461,240)	**(327,065)**	(115,711)
(+)	Financial expenses, net	**298,973**	360,748	**768,868**	851,445
(+)	Depreciation	**252,764**	241,167	**543,331**	502,746
(+)	Additions / exclusions which do not affect cash	**92,998**	100,500	**121,798**	44,152
(+)	EBITDA	**3,138,322**	1,818,879	**5,623,894**	3,072,426
	EBITDA / Net revenue (Margin%)	**47**	38	**46**	36

21. FINANCIAL INSTRUMENTS

The financial instruments of the Company and its subsidiaries are recorded in asset and liability accounts at December 31, 2004 and 2003 in accordance with their maturities. The management of those instruments is carried out through operating strategies aiming at liquidity, profitability and security. The control policy consists of permanent follow-up of the contracted rates versus those of market.

21.1. Credit risk

The sales policy of the Group is subject to the credit standards determined by management, which aim at minimizing any problem arising from delinquent customers. This objective is met through the selection of customers in accordance to their credit worthiness and diversification of accounts receivable (risk spread). The Company also has an allowance for doubtful accounts of R$ 39,121 (R$ 25,852 in 2003), representing 4.21% of the outstanding accounts receivable (2.93% in 2003), consolidated R$ 79,740 (R$ 60,843 in 2003), representing 4.21% of the outstanding accounts receivable (4,04% in 2003) to cover credit risk.

21.2. Exchange rate risk

As the Company and its subsidiaries post significant liabilities in foreign currency, mainly in U.S. dollars, results could be significantly affected by exchange variations.

As a preventive measure and to reduce the effects of exchange variations, Management has adopted a policy for the maintenance of assets subject to foreign exchange fluctuations, as follows:

	In thousands of US dollars			
	Company		Consolidated	
	2004	2003	2004	2003
A) Loans / financings in foreign currency	**419,388**	670,840	**1,448,987**	1,813,279
B) Foreign suppliers		15,650	**1,475**	55,992
C) Assets in US dollars	**343,174**	272,976	**416,155**	292,746
D) Swap transactions	**200,866**	327,517	**490,631**	949,572
E) Net exposure (A+B-C-D)	**(124,652)**	85,997	**543,676**	626,953

The net exposure in US dollars at December 31, 2004 shown above should consider the balance verified between the export and import accounts realized in 2004, as follows (unaudited):

	In thousands of US dollars
A) Exports	
Company	**414,594**
Subsidiaries	**720,453**
Total	**1,135,047**
B) Imports	
Company	**291,966**
Subsidiaries	**349,772**
Total	**641,738**
	493,309

The subsidiary Cosipa and the indirect subsidiary Cosipa Overseas Ltd., through a combined planning of the commercial and financial areas, analyzed transactions able to eliminate or minimize the effects of exchange rate volatility. In view of this, raising of funds linked to export financing was selected to provide natural protection upon liquidation of the transactions. At December 31, 2004, the balance of these transactions in Cosipa and in the consolidated totaled US$ 623.021 thousand and US$ 574,298 thousand, respectively (US$ 254,712 thousand and US$ 441,312 thousand in 2003).

To stress the intention that the basic contractual purpose of these transactions is the exclusive supply of steel slabs, as such *characterizing a pre-sale commercial transaction, it was established that the Company (USIMINAS) and the international insurance* companies would ensure contractual performance, in case the Company comes to have any problem in exporting its products, replacing them by those of that steel mill.

The prepayment contracts, with slabs, of foreign debts contracted extend up to 2012.

21.3. Hedge and Swap Transactions
Financial transactions carried out in the year may be summarized as follows:

	Company		Consolidated	
	2004	2003	2004	2003
Amount contracted – in thousands of US$	**200,866**	327,517	**642,139**	949,572
			In thousands of reais	
Financial instruments - current liabilities	**27,167**	27,647	**129,112**	90,868
Financial instruments – long-term liabilities	**155,581**	54,597	**556,827**	284,000
Net expenses in financial income (expenses)	**(126,541)**	(321,764)	**(422,870)**	(993,103)

At December 31, 2004, if the above transactions were carried out at current market conditions, they would represent a liability balance of R$ 146,064 in the Company and R$ 609,608 in the consolidated (R$ 35,227 and R$ 269,093 in 2003, respectively).

The Company does not issue financial instruments for commercial purposes and does not intend to settle these transactions before the corresponding maturity.

The market value of other financial assets and liabilities approximates the corresponding book value, considering that they were agreed and recorded at rates and conditions practiced in the market for transactions of similar nature, risk and terms.

21.4. Price risk
Since exports are equivalent to 16% of sales expected for 2005 and 24% of sales of subsidiaries, the future volatility of foreign exchange rates represents, in fact, a price risk that may impair the expected results. This risk is most counterbalanced by the significant volume of imports expected for the same year, as shown above (unaudited).

21.5. Interest rate risk
Interest rates contracted for current and long-term debt and debentures are shown as follows:

	Company				Consolidated			
	2004	%	2003	%	2004	%	2003	%
Loans and financings:								
Prefixed	**564,145**	**36**	951,368	38	**1,568,347**	**32**	2,140,309	31
TJLP	**108,926**	**7**	155,984	6	**649,276**	**13**	849,069	12
Libor	**887,130**	**57**	1,388,689	56	**2,621,003**	**54**	3,500,486	50
Other	**-**	**-**	-	-	**27,669**	**1**	183,157	3
Sub total	**1,560,201**	**100**	2,496,041	100	**4,866,295**	**100**	6,673,021	96
Debentures:								
IDC	**-**	**-**	-	-	**-**	**-**	256,761	4
Sub total	**-**	**-**	-	-	**-**	**-**	256,761	4
	1,560,201	**100**	2,496,041	100	**4,866,295**	**100**	6,929,782	100

22. SERVICES NOT RELATED TO EXTERNAL AUDIT

The Company's policy on the hiring of services not related to external audit ensures that there will not be conflict of interests, impaired independence or objectivity. In addition, in conformity with CVM Instruction no 381/2003, it is hereby represented that contracts in force and the services currently rendered by the independent auditors of the Company and its subsidiaries only relate to external audit work.

23. INSURANCE COVERAGE

Insurance policies maintained by the Company e some subsidiaries provide the following coverage, which management considers to be sufficient: for buildings, goods and raw materials, equipment, machinery, furniture, objects, fixtures and installations that form part of the insured establishments and respective facilities of Usiminas, Usiminas Mecânica, Cosipa, Unigal, with value at risk of US$ 13,431,529 thousand, there is an All Risks policy with a maximum indemnity of US$ 800,000 thousand per claim. The deductible amount is US$ 7,500 thousand for material damages and the coverage for loss of profits has a deductible term of 21 days (waiting period), plus US$ 7,500 thousand.

BOARD OF DIRECTORS

BERTOLDO MACHADO VEIGA
CHAIRMAN

DALTON NOSÉ
BOARD MEMBER

ERMÍNIO TADEI
BOARD MEMBER

GABRIEL STOLIAR
BOARD MEMBER

HIDEMI KAWAI
BOARD MEMBER

JOSÉ AUGUSTO MULLER DE OLIVEIRA GOMES
BOARD MEMBER

KENICHI ASAKA
BOARD MEMBER

MARCUS OLYNTHO DE CAMARGO ARRUDA
BOARD MEMBER

MARTA XAVIER GONÇALVES
BOARD MEMBER

RINALDO CAMPOS SOARES
BOARD MEMBER

BOARD OF AUDITORS

JOSÉ RUQUE ROSSI
PRESIDENT

ANTÔNIO JOAQUIM FERREIRA CUSTÓDIO
MEMBER

JOSÉ IGNACIO ORTUONDO GARCIA
MEMBER

JOSÉ WELLINGTON MARQUES DE ARAÚJO
MEMBER

MASATO NINOMIYA
MEMBER

BOARD OF EXECUTIVE OFFICERS

RINALDO CAMPOS SOARES
CHIEF EXECUTIVE OFFICER

PAULO PENIDO PINTO MARQUES
CHIEF FINANCIAL AND INVESTMENT RELATIONS OFFICER

GABRIEL MÁRCIO JANOT PACHECO
CHIEF DEVELOPMENT OFFICER

IDALINO COELHO FERREIRA
CHIEF SALES OFFICER

RICARDO YASUYOSHI HASHIMOTO
CHIEF SPECIAL RELATIONS OFFICER

JOÃO LUCAS FERRAZ DUNGAS
CONTROLLER
ACCOUNTANT CRC-MG 9644

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1. We have audited the accompanying balance sheet of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS and the consolidated balance sheet of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS and its subsidiaries as of December 31, 2004, and the related statements of income, shareholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with generally accepted auditing standards in Brazil and included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the examination, on a test basis, of the evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, and the consolidated financial position of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS and its subsidiaries at December 31, 2004, and the respective results of their transactions, changes in their shareholders' equity and changes in their financial position for the year then ended, in accordance with the accounting practices adopted in Brazil.

4. Our exam was carried out with the objective of issuing an opinion on the financial statements referred to in the first paragraph. The cash flows and value added statements (Company and Consolidated), prepared in accordance with the accounting practices adopted in Brazil, are being presented to provide suplementary information of the Company, and are not required in Brazil as part of the financial statements. Those statements were submitted to the audit procedures referred to in the second paragraph and, in our opinion, are adequately presented in all relevant aspects with respect to the financial statements taken as a whole.

The exam of the financial statements of the year ended December 31, 2003, presented herewith for comparison purposes, was carried out by other independent auditors who, based upon an actuarial report, issued an unqualified audit opinion thereon dated March 4, 2004, including an emphasis paragraph with respect to the breach of certain financial debt covenants (financial indixes) by the Company's subsidiaries Companhia Siderúrgica Paulista – COSIPA and Unigal Ltda., which could trigger the acceleration of the maturity of long term debts. Said auditors further disclosed in their opinion that the referred subsidiaries carried out negotiations with creditors to ensure compliance with the agreed contractual conditions, obtained waivers having fully succeeded in renegotiating them.

Belo Horizonte, February 24, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O-6-F-MG

João Ricardo Pereira da Costa
Accountant CRC - 1RJ 066.748/O-3-S-MG

AUDIT COMMITTEE ADVICE

To the Board of Directors and Stockholders,

As members of the Audit Committee of Usinas Siderúrgicas de Minas Gerais – Usiminas – and in accordance with legal and statutory provisions, we hand the Annuak Administrations Report Accounting Statements relative to the fiscal year ended on December 31, 2004. Based on the analyses carried out and in accordance with Ernst & Young Auditores Independentes S. S. advice dated February 24, 2005, we opine that the above-mentioned documents deserve the shareholders' approval.

Belo Horizonte, February 24, 2005.

José Ruque Rossi - President
Antônio Joaquim Ferreira Custódio - Member
José Ignácio Ortuondo Garcia - Member
José Wellington Marques de Araujo - Member
Masato Ninomiya - Member


SOCIAL
STATEMENT
2004
USIMINAS
ALWAYS PRESENT AND PROACTIVE.



NATIONAL AND INTERNATIONAL CERTIFICATIONS OF THE USIMINAS SYSTEM

USIMINAS	**MANAGEMENT SYSTEM**
	UKAS ISO 9001:1987 Det Norske Veritas
	RvA ISO 14001:1996 Det Norske Veritas
	ISO 14001:1996 INMETRO
	RAB ISO9001:2000 Det Norske Veritas
	RAB ISO/TS 16949:2002 Det Norske Veritas
	OHSAS 18001 Det Norske Veritas
	LABORATORY ACCREDITATION – ISO 17025:2001
	Tensile and Drop Trials, Pressure Calibration; Force Calibration (Tensile and Impact); Electrical Magnitude Calibration; Temperature and Humidity Calibration.
	GUARANTEED PRODUCT QUALITY
	American Bureau of Shipping – ABS - 1979;
	Germanischer Lloyd – GL - 1982;
	Technischer Überwachungs Verian – TÜV - 1986;
	Instituto Brasileiro de Qualidade Nuclear – IBQN - 1986;
	Eletrobrás Termonuclear – ELETRONUCLEAR - 1986;
	Lloyd's Register of Shipping – LR - 1989;
	Det Norske Veritas – 1992;
	Korean Register of Shipping KR – 1995;
	Nippon Kaiji Kyokai – NK – 1997;
	Bureau Veritas – BV – 1997;
	Technischer Überwachungs Verian – TÜV – Marca Ü – 1999;
	Instituto Argentino de Normalização – IRAM / INTI – 2000;
	Associação Brasileira de Normas Técnicas – ABNT – 2002.
COSIPA	Shipbuilding Certificate 1981
	Total Quality 1986
	ISO 9001 Industrial Processes DNV/1995
	JIS SEAL - Product recognition - thick plate for civil construction engineering applications JIS -Japanese Industrial Standard 1996
	MARCA U brand Product recognition - thick plate for construction engineering applications TÜV Technischer Überwachungs Verein – 1997
	QS 9000 Product Quality Certification hot- and cold-rolled strips for automotive applications – Det Norske Veritas
	ISO 14001 Environmental Management – DNV 2000
	IRAM/INTI Product recognition certificate – thick plate for construction engineering applications Instituto Argentino de Normalizacion 2000
	ISO 9001 Management – DNV – 2002
	ISO TS 16949 Quality Certificate for the Automotive Industry – DNV – 2003
	OHSAS 18001 Certification – Det Norske Veritas
FASAL	ISO 9001:2000 Quality Certificate – DNV
USIPARTS	TS 16949 Det Norske Veritas (covers all quality standards required by the automotive industry).
	ISO 14001 BVQI Bureau Veritas Quality International
RIO NEGRO	ISO 9002:2000
	ISO / TS 16949:2002
	OHSAS 18001:1999
	Instituto ETHOS de Empresas e Responsabilidade Social
DUFER	ISO/ TS 16949:2002 for Headquarters
	NBR ISO 9001:2000 for the Blanks Plant
USIMINAS	ISO 9001: 2000 - Det Norske Veritas/DNV
MECÂNICA	ISO 9001:2000 DNV / RvA
	AISC QMC / AISC USA
	ISO14001:96 DNV / INMETRO
	ISO 14001:96 DNV / RvA
	OHSAS 18001 DNV
	CNEN-NN 1.15 DNV / INMETRO
	ISO 9001:2000 DNV / INMETRO
	ISO 9001:2000 DNV / RvA
FSFX	Colégio São Francisco Xavier - ISO 9001:2000 - DNV/RvA
	Márcio Cunha Hospital's Clinical Pathology Laboratory - ISO 9001:2000 - DNV/RvA
	Usisaude - Fundação São Francisco Xavier - ISO 9001:2000 - DNV/INMETRO
	Márcio Cunha Hospital – "Accredited with Excellence" by the accreditation institution DNV, according to the guidelines of the National Accreditation Organization – Certificate IAC 006-002

SUMMARY

1 MESSAGE FROM THE CHAIRMAN 2

2 THE USIMINAS SYSTEM 5
2.1 Mission 5
2.2 Vision and Strategy 5
2.3 Profile of the Usiminas System 6
2.4 Corporate Governance 10
2.5 Integrated Management System Guidelines 12

3 ECONOMIC PERFORMANCE 15
3.1 Economic Performance Indicators 16

4 THE USIMINAS SYSTEM AND ITS CUSTOMERS 19

5 THE USIMINAS SYSTEM AND ITS SUPPLIERS 21

6 THE USIMINAS SYSTEM AND ITS EMPLOYEES 25
6.1 The Interaction between the Companies and their Employees 26
6.2 Occupational Health and Safety 29
6.3 Medical, Dental and Hospital Assistance 33
6.4 Education and Knowledge - The Key to Business Growth 35
6.5 Supplementary Pension Fund 37
6.6 Participatory Programs 38
6.7 Commitments Assumed 39

7 THE USIMINAS SYSTEM IN THE COMMUNITIES 41
7.1 Social Performance 41
7.2 Support to Urban Development 42
7.3 Support to Co-operativism: The Power of Teamwork 44
7.4 Voluntary Work in the Community 46
7.5 Health in the Community 48
7.6 Managed Health Plan. Good for the Employees, Good for the Community 51
7.7 Education in Community 51
7.8 Vocational Training 53
7.9 Supervised Internship Programs 54
7.10 Sports and Leisure 55
7.11 Commitments Assumed 57

8 CULTURAL PERFORMANCE 59
8.1 Interaction with the Community 59
8.2 Accomplishments in 2004 60
8.3 Community Equipment and Infraestructure 60
8.4 Cultural and Artistic Development 61
8.5 Promoting the Arts 62
8.6 Commitments Assumed 63

9 ENVIRONMENTAL PERFORMANCE 65
9.1 Environment Guidelines 65
9.2 Legal requirements 66
9.3 Environmental Impact Indicators 68
9.4 Community Involvement 78
9.5 Commitments Assumed 83

10 ECONOMIC AND SOCIAL INDICATORS 87
10.1 Content Index 87
10.2 Usiminas System in Figures - Ibase Matrix 88
10.3 Explanatory Notes 90

11 CORPORATE INFORMATION 92

The Usiminas System achieved the best results in its history in 2004. The consolidated net profit exceeded R$ 3 billion, and all the System's companies posted economic and operating records. Behind it there is the work of many hands – the hands of all those who, directly or indirectly, are linked to our companies. Indeed, the good performance we achieved in 2004 bears the seal, for example, of our employees' and their families' hands; who, at all times, imparted us with the stamina to strive, to win. It bears also the seal of the hands of the communities that share our history, believe in what we do, point out the right paths, cheer our victories and provide us with the necessary confidence to outperform. It brings the seal of our stockholders, who have always believed in our capabilities to crystallize plans and achieve good results; of our customers, who encourage us to relentlessly pursue the highest quality standards; and of our suppliers, true brothers-in-arms. We firmly believe that the accomplishments depicted in this statement of our 2004 social, cultural and environmental activities are the fruit of a joint effort. And as such, they must be shared. That's what we seek to do.

Our results translate into an array of benefits to our employees, such as profit sharing and increased income and jobs. They translate into integration and quality of living, portrayed by the athletes formed in our recreational facilities. For the community, they become health, education, housing, culture, and biodiversity and environment conservation initiatives.

For the stockholders, they translate into dividends that signal our recognition of their confidence and equity. And for our customers and suppliers they return in the form of a solid production chain, with new investments and technologically advanced and competitive products.

That's the Usiminas System, with an increasingly outstanding presence in both the Brazilian and the world steel industry. We have achieved such a standing because we have always understood that, as in sports, in the corporate world the best team makes the winner. And Usiminas is a great team, where everyone plays his role. A team united by mutual confidence and made up of people proud of what they do.

With this statement, we share our results and thank all our stakeholders. It was prepared in line with the Global Reporting Initiative 2002 Guide, and it contains an equilibrated report of our organization's economic, environmental and social performance. It reflects the spirit that drives us, our commitment to the common well-being, and our belief in the future. And we, the Usiminas System, believe in the future. Always.

Rinaldo Campos Soares
PRESIDENT AND CEO OF USIMINAS




ISO 9002
COLÉGIO SÃO FRANCISCO

The Usiminas System is a group of companies whose core business is steel. Featuring the synergy of a sports team, they work jointly to achieve their goals, considering sustainable development and social responsibility principles at all times.

2.1 MISSION

The Corporate Mission is defined by the Board of Directors, broaching a broad scope for the Integrated Management System's action concerning industrial and business activities, service provision, technological development and establishing companies under a majority interest as well as holding interest in other business concerns in Brazil and abroad, under the principles of:

- "Creating value for society through steel making and related endeavors;
- Validating its actions throughout the production chain by offering competitive, quality products and services; by providing a return to stockholders and the promotion of welfare and the development of employees and communities;
- Seeking always the perennation of the business and the harmonization of economic purposes with the remaining social interests of the community".

2.2 VISION

The Corporate Vision ensues from the interaction of conjuncture or structural variables that modify business environments; it is developed upon a resolution of the Board of Directors and established as a function of global scenarios as concerns the social, environmental, economic-financial, technological and market aspects.

This Vision is the foundation for the Company's macro-strategies, crafted with the participation of the Senior Management Team and established through an analysis of culture, identity, the technical-operating diagnostic, the competitive position in the market, the operating performance and social-environmental impacts, progressing towards business opportunity analyses and long term forecasts, always and indissolubly reconciling the economic and social dimensions of profit:

- "To consolidate the largest, most modern, most competitive steel making complex in Latin America and an outstanding player among the 20 largest world groups, a leader in the Brazilian market with a substantial presence in foreign markets, aiming at the stockholders' return through strategies focused upon:
- Differentiated customer support offering quality, greater value-added products and services;
- The continuous quest for cost leadership and for the best capital structure;
- The optimization of synergies among the Usiminas System's companies".

2.3 PROFILE OF THE USIMINAS SYSTEM

Usinas Siderúrgicas de Minas Gerais – USIMINAS S/A is the leading company of the Usiminas System. It was established on April 25, 1956 by a public charter; upon signature of the Lanari-Horikoshi Agreement on June 3 1957 the business received investment funds from Japanese investors and began the technological cooperation agreement that enabled the beginning of operations at its first industrial unit, Intendente Câmara Plant, in Ipatinga – MG, on October 26, 1962. Along the years, Japanese influence has been renewed through mutual technical assistance agreements and joint new business development.

Such Japanese influence, interacting with the characteristics of the population established in the region adjoining its early industrial premises, entailed the consolidation of a strong, marked organizational culture, founded upon the quest for overcoming challenges, technological development, quality, environmental protection, personnel capacity-building, valuing man and teamwork. Consistently with this culture, System's companies were the first, in their respective industries in Brazil, to be certified for compliance of their products, processes, services and premises vis-à-vis national and international standards related to Quality, the Environment and Occupational Health, and Labor Safety. All compliance certificates are periodically renewed following an external audited accredited for such purpose.

Operating in steel making and in businesses where steel is present, the Usiminas System operates in Brazil in steel production, distribution and processing, stamping, capital goods productions and industrial logistics, through the integrated management of the following companies:

Usinas Siderúrgicas de Minas Gerais S/A – Usiminas

The blast furnaces of Usiminas

Usiminas is the parent company that holds equity control over the remaining System's companies. The Intendente Câmara Plant, installed in Ipatinga – MG, in a 10.5 million m^2 area. The Plant makes and sells flat, hot- and cold-rolled steels, coated and uncoated, and slabs. Production meets the demand from strategic segments of the economy, such as the automobile industry, auto-parts, railroads, shipbuilding, construction engineering, agricultural, packaging, mechanical, electrical-electronic, home appliances, machinery & equipment and distribution.

Upon adding its production capacity to that of other System's companies, the Usiminas System became the largest steel making complex in Latin America and one of the 20 largest in the world.

By a public concession, the company manages the Private Seaport Terminals of Praia Mole – ES and Cubatão – SP, designed to handle cargo movements, shipped both the companies and by third parties.

As of December 31, 2004, the Company had a headcount of 7,967 employees, plus 5,529 outsourced personnel allocated to support activities.

Companhia Siderúrgica Paulista S/A - Cosipa

Cosipa began its industrial activities with its José Bonifácio de Andrada Plant in December 1963, in Cubatão – SP, installed in a total 12.5 million m² area. Cosipa is a steel maker producing uncoated flat steels – slabs, thick plate, and hot- and cold-rolled products. The company meets the demands of the same market segments served by Usina Intendente Câmara.

As of December 31, 2004 the company's headcount was 5,544 employees and 7,608 outsourced personnel allocated to support activities.

Dufer S/A

Established in 1995, Dufer operates with the distribution of flat rolled steels, both coated and uncoated, as well as with the fabrication and cutting to different shapes and sizes. The company has industrial units in São Paulo and Cubatão, and its equity is split between Companhia Siderúrgica Paulista – Cosipa (51%) and ThyssenKrupp Materials AG (49%). Dufer serves the needs of a broad array of customers by offering products and services veered towards the manufacturing industry, such as the automobile industry, auto parts, electrical-electronics, construction engineering, furniture, drums and packaging materials, pipes and shapes. Its industrial land area is 32,353 m², of which 21,230 m² is floor space (impermeable area). As of December 31, 2004, the headcount was 310 employees and 23 outsourced personnel allocated to support activities.

Usiminas Mecânica S/A - UMSA

UMSA is a capital goods and serial products manufacturing company. Established in October 1970, the company operates in the steel industry, paper & pulp, mining, cement, hydromechanics, petrochemicals and construction engineering, notably in building steel structures for bridges, viaducts, buildings and large works. UMSA's industrial land area is 210,000 m², of which 120,000 m² is floor space (impermeable area). As of December 31 2004 the headcount was 3,002 employees and 1,741 outsourced personnel allocated to support activities and works sites.

Hot rolling at Cosipa





Rio Negro.

Fasal Comércio e Indústria de Produtos Siderúrgicos S/A

Fasal is a steel distributor significantly present in the steel product supply area, blending efficient industrial and transportation structures. The company is installed in a 138,159 m^2 land area, and premises take over 30,921 m^2 of floor space (impermeable area). As of December 31 2004 the company's headcount was 267 employees and 18 outsourced personnel allocated to support activities.

Rio Negro Comércio e Indústria S/A

Rio Negro was established in 1968 and has been a part of the Usiminas System since 1993. It is one of the largest steel service centers in the country, operating in the steel distribution, processing, fabrication and handling segments, offering adequate specifications, final product dimensions for immediate use and an efficient delivery schedule. The company has production units in Guarulhos – SP and in Taubaté – SP. The premises are over 35,878 m^2 and 17,722 m^2 of floor space (impermeable area)in a land area in excess of 120,000 m^2. The company holds a majority equity interest in Empresa Rios Unidos Transportes, which runs Rio Negro's transportation area. Headcount as of December 31 2004 was 721 employees and 41 outsourced personnel allocated to support activities.

Usifast Logística Industrial S.A

Usifast is a company veered towards multimodal logistics solutions and customs services. The company manages the Betim/MG Inland Customs Station – EADI, general cargo warehouses and trucking, besides managing complex industrial logistics services. Among the company's main customers are the steel making, foodstuffs, textile, automobile and auto-parts industries. The company's total land area is 125,040 m^2, and premises take over 4,895 m^2 of floor space (impermeable area). As of December 31 2004 the company's headcount was 484 employees, plus 52 outsourced personnel allocated to support activities.

Usiparts Sistemas Automotivos S/A

Usiparts is installed in Pouso Alegre – MG, near the main consuming centers of the country. The company operates in the automobile industry, making assemblies, cabs and bodies in steel and aluminum using stamping, assembly, welding and painting processes. The company's total area is 143,505.75 m^2 of which 40,389.75 m^2 is floor space (impermeable area). As of December 31, 2004 the company's headcount was 945 employees and 53 outsourced personnel allocated to support activities.

Usiroll - Usiminas Court Tecnologia de Acabamento Superficial Ltda. S/A

Usiroll was established through a joint equity association between Usiminas and the Canadian company Court Holdings Europe Ltd. on December 30, 1997, chartered to provide cold rolling cylinder and general roll structuring and chrome plating services. The premises' total area is 3,259 m^2, of which 1,488 m^2 is floor space (impermeable area). As of December 31 2004 the headcount was 21 employees.

Unigal Ltda.

Unigal was established through a joint equity association between Usiminas and Nippon Steel Corporation to fabricate hot-dip galvanized steel sheet for the automobile, home appliance and construction engineering industries. As of December 31 2004 the company's headcount was 161 employees and 93 outsourced personnel allocated to support activities.

Unigal.

The Usiminas System, either as an institutor or a supporter, runs its social activities through financially stand-alone and economically self-sustained entities, besides more than 20 clubs veered towards leisure and sports. Among these entities veered towards social development and whose creation and existence are supported or instituted by the Usiminas System, the following are highlights:

Fundação São Francisco Xavier

This is a private non-profit institution, recognized as an entity of public interest, established by Usiminas on December 22, 1969 for the purpose of running Colégio São Francisco Xavier, inaugurated in 1962, and the Márcio Cunha Hospital, inaugurated in 1965. Presently, the foundation also runs the Integrated Dental Center and the Usiminas Cultural Center. Added together, premises comprise a total area of 164,297 m^2, of which 66,005 m^2 are floor space (impermeable area). As of December 31, 2004 the foundation recorded a headcount of 2,907 employees, 177 medical doctors working on a retainer basis plus 24 resident medical doctors and 72 interns.

Usiminas and Cosipa Pension Funds

These are private social security entities chartered to supplement retirement benefits for the employees of their institutor companies. As of December 31, 2004, the headcounts of both entities was 70 employees.

Usiminas Employee Consumer Co-operative

A consumer co-operative established with the support of Usiminas in 1963 to pursue the objective of ensuring the supply of consumer goods and foodstuffs of competitive quality and prices. The co-operative's two stores include 6,842 m^2 of selling floor space (impermeable area). As of December 31, 2004, the headcount was 468 employees.

Usiminas and Usiparts Employees Saving and Loan Co-operative

These co-operatives were established on June 23, 1966 and August 1, 1966 respectively, under the support of Usiminas and Usiparts, for the purpose of promoting savings and financing the needs or ventures of their participants. As of December 31 2004, these two entities had a headcount of 19 employees.

2.4 CORPORATE GOVERNANCE

The Usiminas System integrates stockholders in shared management, in tune with the industry veered towards achieving lasting, consistent results, supported by sustainable development concepts. Abiding by resolutions made by the Board of Directors, whose members are nominated by the Stockholders, the Senior Management Team seeks to obtain the harmonic satisfaction of the system company's Stakeholders' objectives.

USIMINAS - NOMINATIVE COMMON STOCK HOLDING STRUCTURE



CVRD
23.0%
Others
9.3%
De Castro Loureiro
0.1%
Johannes Sleumer
1.1%
MCD Brasil Ltda
1.1%
Sudameris (ABN Amro)
1.9%
Bradesco
2.6%
Votorantim
7.2%
Camargo Correa
7.2%
Usiminas's Employees
13.2%
Nippon Usiminas
18.4%
Previ
14.9%

USIMINAS - PREFERRED AND COMMON STOCK HOLDING STRUCTURE



Others
53.3%
Bradesco
1.3%
Votorantim
3.6%
Camargo
Corrêa
3.6%
Treasury
stock
2.6%
Usiminas's
Employees
6.6%
Previ
8.0%
Nippon Usiminas
9.5%
Vale do
Rio Doce
11.5%

The Board of Directors sets forth clear and transparent guidelines for daily operations of the System's managers, for all internal and external relations, showing no complacency for corruption, bribery & graft nor to attitudes not based on universally accepted ethical and moral principles, joining corporate social responsibility to the promotion of synergy between resources and effort to offer high quality technologies, products and services to society.

As a public company, Usiminas's institutional relations adhere strictly to the provisions of the Brazilian Securities Commission, and develops a formal, equitable relationship program with stock market agents and the public at large.

The fulfillment of these guidelines is monitored by corporate internal auditing, reporting directly to the Board of Directors, besides independent external audits that examine the financial statements and the compliance of management to the Brazilian law and domestic and foreign standards.

Managing the Usiminas System's companies, as directed and monitored by the Board of Directors, conforms to the principle of developing long term relations with their customers and suppliers.

Together with full compliance with Brazilian law and universally accepted corporate governance, environment and human rights conventions, treaties and principles, the companies favor quality parameters both applicable to products made and services provided and to interpersonal relations with stockholders, employees, communities, governmental and non-governmental entities; besides, the companies are always proactive in the fomentation of the sustainable social development, the conservation of natural resources and minimizing the environmental impacts of their industrial activities. For the execution of this program the companies earned the following awards in 2004:

- by Investors Relations, the Top Performer (Institutional Investor) award to Usiminas, ranking 2nd in the metals & mining industry, in the buy-side category; as a Top Performer in the Investor Relations area, according to a survey made by the Institutional Investor magazine with over 100 institutions on a par with the Latin-American stock market;
- Usiminas was nominated in a publication by Forbes magazine that listed the 200 public Brazilian companies that grew the most in 2003, as organized by Economática. In a special

Usiminas's headquarters. Garden design by Burle Marx.

edition, Forbes magazine indicated the main differentials of Usiminas, highlight its corporate strategy, the investments made in modernization, the comprehensive product mix, the focus on the domestic market and the synergies existing in the Usiminas System;

- Usiminas and Rio Negro were awarded the "Prêmio Valor 1000" by the newspaper Valor Econômico in its 2004 edition. Usiminas was elected the best company in the steel making industry, and Rio Negro was chosen as the best wholesaler. The ranking contemplated by the award considers the 1,000 largest companies installed in the country, split into 27 industries. In the evaluation process, accounting criteria such as value creation, sustainable growth and profitability, among others, were considered.

Control room, blast furnace # 3, Intendente Câmara Plant



2.5 INTEGRATED MANAGEMENT SYSTEM GUIDELINES

The Usiminas System adopts a corporate management system in which the quest for business results goes beyond the quest for technical decisions veered towards corporate social responsibility and sustainable development. This business view, that contemplates enhanced and integrated actions and results, permeates all subsidiaries, suppliers, customers, nearby communities and investors and segments that are influenced by, and influence, the System.

The management model, which is a distinguishing feature of the corporate system's organizational culture, is implemented by the senior management team and other managers, and is reflected in the continued process, product and service innovation and improvement, according to the following guidelines:

- Ethical behavior in business and compliance with legal and regulatory requirements associated to the products, processes, people and premises that act as managerial vectors;
- Strategies, action plans and processes are oriented as a function of promoting customer satisfaction and loyalty;
- Preservation of the individual's health and well-being, whose valorization, capacity-building, involvement, motivation and accident prevention-based safety are permanent targets of corporate action;
- Pollution prevention, identification and control of environmental aspects, reduction of solid waste yield, quality of liquid effluents and atmospheric emissions, and the rational use of

water, power and inputs are prime requirements for the development of any and all activities.

Managerial actions are followed suit by specific internal audits and by the Corporate Internal Audit, ensuring exactness and integrity in the sense of creating value in the economic, social and environmental dimensions of System's companies.

Risk Management

Corporate decision making processes in the System are founded upon assessments made by multidisciplinary teams that identify events and vulnerabilities, estimate probabilities and their operating, technological, logistics, marketing, financial, social and environmental impacts.

Consistent initiatives and technical decisions are therefore enabled, creating the conditions for the constant prospection of opportunities and the implementation of management guidelines aiming at risk control and the guarantee of asset security, liquidity and profitability.

The Internal Corporate Audit actions corroborate the processes, guaranteeing the integrity of information and processes. The approach prioritizes the assessment of business opportunities risks, the compliance with the strategic policies and objectives through the organizational structure, the adherence to rules and procedures highlighting the maintenance of commitment with the ethical business stance, transparency in generating information, rationalization in the use of resources and the preservation of the corporation's legitimate interests and assets.

Internal grounds, Intendente Câmara Plant


USIMINAS



Sports demand determination to achieve the goals. That's how the Usiminas System's Team works. Its effort and dedication were a decisive factor for the System having achieved impressive results in 2004. It posted a R$ 3.02 billion net profit and a R$ 5.6 billion EBITDA, ensuing from technological investments combined with an effective corporate strategy.

3 ECONOMIC PERFORMANCE

In 2004, the Usiminas System yielded a gross consolidated revenue of R$ 15.71 billion, up 44.37% from 2003.

Ensuing from investments made in production technologies in previous years, the Usiminas System registered an operating cash yield (EBITDA) of R$ 5.62 billion, maintaining its upward growth path. US$ 3.2 billion have been invested in technological modernization and production capacity improvements since 1994.

The Usiminas consolidated net earnings reached R$ 3.02 billion, a reflection of the progress afforded by the operating synergy among the System's companies, of the greater value added to marketed products and of efficient business conduction.



Earnings Before Interest, Tax, Depreciation and Amortization - EBITDA
R$ Billion
4
3
2
1
0
1.3
1.5
2.4
3.1
5.6
1999
2000
2001
2002
2003



Usiminas System -
Distributed of Value added in 2004



Government
40.19%
Employees
11.88%
Stockholders
13.43%
Third parties
10.00%
Retained
24.50%

Value added, an indicator of the wealth created by the Company and distributed to society, was R$ 7.96 billion in 2004. This amount represents the difference between revenues and the total services and inputs procured from third parties.

3.1 ECONOMIC PERFORMANCE INDICATORS

WEALTH CREATION - IN R$ THOUSANDS	Usiminas 2004	Usiminas 2003	Consolidated 2004	Consolidated 2003
(A) Gross sales revenue and non-operating income*	8,667,566	6,077,050	15,709,465	10,881,306
(B) Goods and services procured from third parties	(3,866,028)	(3,272,540)	(7,682,222)	(6,228,769)
(C) Gross value added (A - B)	4,801,538	2,804,510	8,027,243	4,652,537
(D) Withholdings (depreciation, amortization, depletion)	(233,385)	(228,609)	(437,123)	(418,520)
(E) Net value added (C - D)	4,568,153	2,575,901	7,590,120	4,234,017
(F) Transfers	1,442,427	426,371	370,020	167,264
Affiliated and Subsidiary equity holdings	1,383,822	461,240	327,065	115,711
FEMCO's actuarial surplus	0	0	4,562	93,556
Minority holdings	0	0	(91,721)	(27,396)
Interest income	58,605	(34,869)	130,114	(14,607)
(G) Value added to be distributed (E + F)	6,010,580	3,002,272	7,960,140	4,401,281

DISTRIBUTION BY STAKEHOLDER - IN R$ THOUSANDS	2004	2003	2004	2003
GOVERNMENT				
Taxes less subsidies (tax exemptions)	2,111,429	940,648	3,199,663	1,640,692
COLLABORATORS	521,198	446,846	945,343	800,822
Wages	300,593	264,270	544,386	492,800
Social security charges	72,668	100,447	69,469	107,809
Private social security	54,999	46,720	203,588	161,626
Benefits	92,938	35,409	127,900	38,587
Profit sharing				
FINANCERS				
Remuneration of debt	324,229	302,091	796,268	653,595
STOCKHOLDERS				
Interest on equity and dividend pay-out	1,068,803	400,010	1,068,803	400,010
Retained earnings/losses in the period	1,984,921	912,677	1,950,063	906,162

* *Gross sales revenues and non-operating income: comprises Gross Income less Canceled Sales, Rebates on Sales and Allowance for Bad Debts, plus Operating Income.*

PRODUCTIVITY INDICATORS	Usiminas 2004	Usiminas 2003	Consolidated 2004	Consolidated 2003
Gross margin	46,3	38,0	45,6	35,8
Net margin	45,7	27,3	24,7	15,1
Asset turnover (net margin/average assets)	4,4	2,9	1,5	0,9
Return on Assets (ROA) (Operating Income/Average Assets*)	27,1	16,4	30,5	16,5
Debt ratio (loans/net worth)	0,28	0,65	0,91	1,88
Current ratio	1,67	1,28	1,62	1,02

In 2004, sales of steel products made by Usiminas System's companies reached 8.07 million tons, supplying 55.4% of the domestic flat steel market. The Usiminas System yielded 38,258 direct employment opportunities, of which 19,422 in System's companies, 15,171 representing outsourced personnel allocated to support and works activities and 3,665 in social entities directly instituted or supported. This stands for an 8.9% increase vis-à-vis the employment of 2003.

Cold rolled coils being hauled





Usiminas System –
a group of companies that
like a team, mobilize
their individual and collective
potentialities to ensure
compliance with the market
requirements and expectations.

4 THE USIMINAS SYSTEM AND ITS CUSTOMERS

The Usiminas System's companies are positioned in the middle line of the production chain, and have no direct contact with the end users of their products. Their customers are other segments of the manufacturing industry, served in accordance with technical specifications provided. They are sizable industrial segments, also certified by domestic and international standards relating to quality and the environment, and also relating to corporate social responsibility.

Therefore, instead of a Customer Service Center, the Usiminas System maintains a Research Center that keeps constant contact with customers, aiming at the development of processes, products and technological solutions. These activities enabled the Usiminas System to amass, as of 2004, 652 patent applications in Brazil and abroad, 400 of which were granted.

Of the total Usiminas System sales, 29% were earmarked for the foreign market, notably the supply of steel slabs, cold rolled sheet and galvanized sheet.

Main Foreign Usiminas System Markets Worldwide


South Korea
7.6%
Thailand
8.7%
Argentina
6.1%
Chile
5.1%
Mexico
11.9%
Europe
5.0%
Other American Countries
8.3%
China
12.0%
Other Asian, Middle Eastern And African Countries
6.1%
United States
29.2%

The Usiminas System's Share of the Brazilian Flat Steel Market - In 2004


Percentage
100
75
50
25
0
100
100
99.8
97.9
96.7
91.9
90.8
87.9
79.6
63.2
62.2
59.8
54.6
51
48.1
46.5
38.6
36.1
15.5
55.4
Shipbuilding
Tractors
Highway transportation
Large pipe
Shapes
Industrial
Safes & Furniture
Other
Agricultural
Eletro-electronic
Autoparts
Small pipe
Automotive
Distribution
Construction engineering
Re-rolling
Bottles
Household appliances
Containers
Average share



That's how the Usiminas System operates.
It provides prompt response by
maximizing the production chain synergies and
dissemination of technology,
strengthened by long-lasting,
mutual confidence principles,
the bases for Teamwork success.

The Usiminas System embraces the policy of maintaining long term relationships with its entire supplier network, always valorizing correctness, transparency and propriety while attending to mutual interests. The implementation of this policy has favored the creation of a supplier belt next to the system's main industrial premises, creating competitive advantages for the companies and favoring the creation of formal jobs and the social and economic development of adjoining communities.

Managing supply processes seeks to harmonize the interest of System's companies with the suppliers' profile, by working along important fronts:

- Responsible budgetary and inventory management;
- Working with raw material suppliers;
- Working with continuously used products and services suppliers, governed by conditions stipulated in specific contracts;
- Working with spare parts, incidental and non-durable consumer goods suppliers.

The relationship with raw material suppliers such as coal, ores, ferro-alloys and refractories, among others, is made with sizable companies that adopt policies similar to those of the System's companies, certified domestically and internationally for their quality, environmental corporate social responsibility practices.

All contracts with service and product vendors contain provisions relating to the compliance with legal obligations relating to the environment, the formal hiring of workers as established by the current Brazilian labor laws and the international conventions concerning, social responsibility and human rights.

The rigorous standards of System's companies overlay these provisions, as concerns environmental impact control, barring child labor and a series of stances relating to quality, the environment, occupational health and safety, verifiable by means of random inspections promoted by the contract managers.

The Supply Standard, contained in the General Conditions for the Provision of Services and Supply, includes over 150 clearly defined provisions. The General Conditions are available at the Usiminas System website for whoever wishes to apply as a supplier.


Usiminas System – Goods and services
procured from third parties


R$ million
8.000
6.000
4.000
2.000
0
6.229
7.682
2003
2004

Notable is the agreement entered with Companhia Vale do Rio Doce (CVRD) in April 2004 for the supply of five million tons/year of fine and lump iron ore over a five-year period. This annual volume will meet approximately 90% of Usiminas's iron ore consumption needs. This contract, negotiated at a time characterized by a strong increase in the global iron ore demand, not only ensures the stable supply of this essential raw material, but also reflects the solid relationship between both companies, which began about 40 years ago when CVRD first shipped iron ore to Usiminas.

Also notable is the agreement signed with the State power utility Companhia Energética de Minas Gerais for the supply of electric power to Usiminas and Cosipa. With a five-year term as of January 2005, this contract contemplates the supply of 14,293 GWh corresponding to a 350 MWh average, corresponding to 1.2% of the domestic electric power consumption and 2.4% of the Brazilian industrial power consumption.


Usiminas System - Goods and Services Procured from Third Parties
Total Procurement in 2004: R$ 7.68 billion
Percent
60
50
40
30
20
10
0
Raw materials
58.01%
Contracted products and services
35.04%
Spare parts, incidental and non-durable consumer goods
6.95%

The procurement of spare parts, non-durable consumer goods and single items, as well as all supply contract signatories rely on an on line IT support available at the Usiminas System website. Called "e-Fornecedores", this support enables process follow-up and transparency.

Suppliers are reviewed via the "Supplier Development Process – PDF" in the different stages of the supply, inputting a performance rating in issues such as delivery times, quality, the environment and labor relations, among others. The system is available for consultation by the supplier himself using an access password, affording the supplier's continued development vis-à-vis requirements.

Annually, outstanding suppliers are honored in a specific award-presenting ceremony. In 2004, top awards were given to INSIDER – Insumos Siderúrgicos Ltda., a company specializing in high-performance refractory products in the "Raw Materials" category, and to Daido Química do Brasil Ltda., a supplier of special oils, in the "General Materials" category.

Suppliers of the Year Award			
CATEGORIES			
RAW MATERIALS		GENERAL MATERIALS	
		1999	Daido Química do Brasil Ltda.
		2000	Shell Brasil S/A
2001	CBMM - Companhia Brasileira de Metalurgia e Mineração	**2001**	Daido Química do Brasil Ltda.
2002	CBMM - Companhia Brasileira de Metalurgia e Mineração	**2002**	Ucar Produtos de Carbono S.A
2003	CBMM - Companhia Brasileira de Metalurgia e Mineração	**2003**	Signode Brasileira Ltda.
2004	Insider - Insumos Siderúrgicos Ltda.	**2004**	Daido Química do Brasil Ltda.

Raw materials yard, Intendente Câmara Plant





The Usiminas System continuously invests
in the development of its professionals and
meets their fair demands.
It is proud of having a highly skilled, decisive Team
to achieve sound performance levels and
face new challenges.
It is a Team ready to win.

The Usiminas System recorded 19,422 employees as of December 31 2004, for a grand total of 38,258 direct jobs when added to the 15,171 outsourced personnel allocated to support activities and to the 3,665 jobs created in instituted or supported social entities. These jobs were taken by individuals of different ethnicities, reflecting the ethnical diversity of the Brazilian population.

In 2004 R$ 8.7 million were invested in personnel education, training and development programs. Compensation plus security charges and benefits totaled R$ 945 million.

The social benefits provided to employees and their families amounted to R$193.21 million, including supplementary pensions, catering, social, medical, hospital and dental care, education, leisure, sports and insurance, and represent investments whose return to the companies take the form of social harmony, needed for the development and growth of activities and business.



Professional Development Center


Usiminas System - Direct Jobs Created by Industrial Activities
Employees
2002
2003
2004
24,000
18,000
12,000
6,000
0
18,018
18,224
19,422
14,910
13,539
15,171
Employees of the Usiminas System
Outsourced Personnel Allocated to Support Activities

6.1 THE INTERACTION BETWEEN THE COMPANIES AND THEIR EMPLOYEES

The management model adopted by the Usiminas System complies with regional cultural characteristics and highlights as a matter of principle, the channeling of employee expectations through a direct relationship with the immediate superiors, with the Labor unions and spontaneous leaders belonging to the Internal Accident Prevention Committees and voluntary groups who work on issues such as quality, environment and occupational safety.



Usiminas System -
Number of Unionized Employees
Nº of Unionized Employees
20.000
15.000
10.000
5.000
0
18,224
6,834
19,422
7,009
2003
2004
Nº of Employees of Usiminas System
Nº of Unionized Employees



Usiminas System - Employee Frequency by Age Bracket
No. Of Employees
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
316
444
534
2,524
2,403
2,603
2,846
2,980
3,480
2,707
2,427
2,632
3,305
3,175
3,175
3,436
3,208
3,011
2,071
2,572
2,778
652
828
961
155
187
248
Less than 20 years
20 to 25 years
25 to 30 years
30 to 35 years
35 to 40 years
40 to 45 years
45 to 50 years
50 to 55 years
Over 55 years



Usiminas System - Headcount Seniority Frequency
No. Of Employees
6,000
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
830
1,642
1,906
5,184
4,338
5,144
3,678
3,356
3,584
2,016
1,939
1,611
2,289
3,271
3,347
1,880
1,678
1,270
2,076
1,868
2,336
59
132
224
Less than 1 year
Between 1 to 5 years
Between 6 to 10 years
Between 11 to 15 years
Between 16 to 20 years
Between 21 to 25 years
Between 25 to 30 years
Over 30 year

All employees, both unionized and non-unionized, are covered by Conventions and Collective Agreements that provide for Work Relations, annually renewed by negotiations with labor unions. Programs such as "Meet the President" were also implemented, in which the employees spontaneously establish direct contact the Company's senior management.

Methodic meeting programs between supervisors and managers with all their subordinates are also held, at which occasion the employees, either openly or undisclosed by request voices his doubts, critique and claims vis-à-vis the Company.

At Usiparts, such contact between the company and its employees entails general improvement actions for better internal communications, team engagement and a better internal ambiance, besides promoting awards for good suggestions.

At Cosipa, the constant dialog process between employees and supervisors is supported by a computerized system that enables follow-up. Periodically, 1st level supervisors meet with their teams to clear doubts and hear opinions and critiques regarding any subject germane to the company.

The questions not answered by the supervisors are considered as "issues" and referred to a higher hierarchical level for resolution. The gradual reduction of issues demonstrates the constant improvement in the dialog process between Cosipa and employees.


Program of Meetings between First Level Supervisors and their Work Teams at Cosipa
Nº of issues
4,000
3,000
2,000
1,000
0
3,400
2,985
2,768
2002
2003
2004


Usiminas System - Headcount Schooling Frequency
No. Of Employees
12,000
9,000
6,000
3,000
0
2002
2003
2004
6,213
6,430
6,510
8,980
9,332
10,312
2,269
2,154
1,910
550
473
690
Elementary Education
Intermediary Education
Higher Education
Graduate Studies, Master's or Doctorate

These interaction modes between companies and employees enable the development of programs that entail equitable, non paternalistic, thoroughly planned benefits, contemplating the expectations of employees and their families.

As fruit of this participatory management style, Rio Negro was awarded third place in the category of companies with a headcount between 501 and 1,000 employees in the "Valor Carreira 2004" ranking, promoted by the newspaper Valor Econômico to honor Brazilian companies that are benchmarks in organizational ambiance, according to evaluations of the employees themselves, according to a survey done by HayGroup do Brasil.

For the implementation of its management model and programs veered towards health, safety and the environment, education and development, leisure and culture, Usiminas was awarded the "SESI Occupational Quality Award – PSQT".

Presentation of SESI's Quality at Work Award


SESI
Qualidade no Trabalho
2004

The Award was instituted in 1996 by the Industry Social Service – SESI to honor the companies that develop quality of living programs at the work place as a fruit of corporate social responsibility policies, promoting the harmonic and productive coexistence between employees and employers, and making a contribution to strengthen industry and the country's sustainable development.

Among the main programs veered towards employees and their families, the following are notable:

"In these 40 years of our Union's existence, striving to uphold the interests of the Workers we have reached an excellent of quality of living standard at work and in the community. In our sometimes turbulent relations with the Usiminas System's companies, we have never had to resort to work-stopping strikes. We have always reached good agreements formalized in Collective Bargaining that valorized the Worker, unionized or otherwise."

Luiz Carlos de Miranda Faria

President of the Steel Making, Metallurgical, Mechanical, Electrical Material and IT Workers of Ipatinga, Belo Oriente and Santana do Paraíso – SINDIPA

6.2 OCCUPATIONAL HEALTH AND SAFETY

Occupational health and quality of living at the work place represent an important part of the Usiminas System management model. It is a Commitment assumed by all of those who perform professional activities in the companies, and especially by those in supervisory capacities.

This shared Commitment originated the "Safety Voluntary Groups" at Intendente Câmara Plant, in Ipatinga. These groups were spontaneously created in the operating areas, and their objective is to disseminate prevention concepts and care for the fellow workers' health and integrity, expanding the actions of the Internal Accident Prevention Committee – CIPA.


Safety Voluntary Groups – Number of Members
Usina Intendente Câmara
Nº of members
1,560
1,540
1,520
1,500
1,524
1,551
1,540
2002
2003
2004


Usiminas System - Number of Labor Accidents
Entailing Downtime
No. of accidents
80
60
40
20
0
74
68
47
2002
2003
2004

All employees can use any of the accident prevention tools (among which the Accident Hypotheses), in which the employee, either openly or undisclosed by request can type into the computerized system his remarks concerning the accident-happening potential. This system (HSAT) can be accessed by all.

As established by contract, all the services provided by third parties to the System's companies are obliged to strictly adhere to these standards, besides specific Occupation Safety and Environmental standards; the requirements, social responsibility and sustainable development concepts are extended throughout the entire supplier network.

As in Intendente Câmara Plant, the operating activities of Cosipa's José Bonifácio de Andrada Plant in Cubatão – SP, are also carefully described by occupational safety and medicine specialists, with the involvement of the operating cell and the decisive participation of the employees that execute it, organized in the 151 Motivation Cells veered towards quality, environmental and occupational safety issues. In 2004, 2,203 employees participated in the cells.

This emotional and brotherly relationship stems from the loyaalty of the company to its employees. A company that adheres to all safety, quality and environmental standards and besides offers awards to those notable among such important activities. As evidence of this healthy relationship between the company and its employees, we can also mention Breakfast with the President, when many issues are discussed, people ask whatever they want to know and our Teacher, as Dr. Rinaldo Soares is affectionately called, answers us all. The majority of the employees who have participated in this event praised it and were happy with what they saw and heard.
We perceive this healthy relationship between the Company and its employees as one of the prime reasons for the remarkable, constant success of this great company.

José Alves dos Santos
Standard Employee 2004

All potential risks observed by the employees are registered in the Health and Safety Registry – COSS. In significant cases, the occupational safety and medicine unit will open a Non-Compliance Report – RNC, ensuring the implementation of correction actions and verifying the effectiveness of the action plan.

Should an accident occur, with or without individual injury, it will be immediately communicated through the program "Dissemination with Participation – DCP", for all operating unit employees aiming at the adoption of preventive measures.

These and other programs and activities are a part of the Integrated Management System – SGI that establishes a clear policy comprising actions relating to the environment and occupational health and safety, all of them available to all employees online via the internal computer network.

The Occupational Health Center – CSO installed at José Bonifácio de Andrada Plant, inaugurated in May 1996, has the purpose of promoting preventive employee health promotion actions, besides complying with the legal aspects concerning Occupational Medicine. The CSO is a part of the Occupational Medicine, Safety and Environment Service and provides social, dental, physiotherapy, round the clock medical services at the company and collection of material for laboratory exams, at no cost to the employee.

Cosipa's Occupational Health Center


"CONSULTÓRIO"
MÉDICO
2

During their dental care services, all employees are submitted to tests with the view of preventing and controlling buccal lesions. Results have been positive: in 2004, less than 15% of the employees required dental treatment.

These procedures are included in the Integrated Management Systems of the System's companies, and certified as compliant with standard OHSAS 18.001 – "Occupational Health and Safety Assessment Series", renewed following audits made by Det Norske Veritas – DNV.



DNV

DET NORSKE VERITAS

CERTIFICADO DE SISTEMA DE GESTÃO DE SEGURANÇA E SAÚDE OCUPACIONAL

RIO NEGRO COMÉRCIO E INDÚSTRIA DE AÇO S/A

OHSAS 18001:1999

COMERCIALIZAÇÃO E PROCESSAMENTO DE PRODUTOS LAMINADOS PLANOS DE AÇO (CENTRO DE SERVIÇOS DE AÇOS).

Rio Negro's OHSAS 18001 certification



DNV

DET NORSKE VERITAS

CERTIFICADO DE SISTEMA DE GESTÃO DE SEGURANÇA E SAÚDE OCUPACIONAL

USIMINAS MECÂNICA S/A

Ipatinga, MG - Brasil

OHSAS 18001:1999

Usiminas Mecanica's OHSAS 18001 certification

Despite systematic efforts, two fatal accidents happened in 2004. One of them happened on August 4, 2004, at 2:20 PM, involving an employee of Usifast Logística Industrial S.A. The employee in question was a heavy truck driver accumulating 8 years' seniority at the company and 15 years' experience as a professional driver, and considered qualified after taking defensive driving courses and periodic occupational medicine exams promoted by the company. The highway accident happened with a Company vehicle that had undergone all maintenance overhauls in a serpentine, poorly-maintained stretch of the Regis Bittencourt Highway – BR-116, km 364, in the municipality of Miracatu – SP, under heavy traffic conditions.

The other accident happened at Cosipa on January 18, 2004. The employee had accumulated 14 years and 10 months' seniority at the company and been considered qualified, after following training and periodic health exams relating to occupational medicine. During maneuvers with the mobile equipment, the employee did not answer a radio call, was immediately sought and found lifeless inside a storm drain, possibly due to a fall. Cosipa undertook extensive studies concerning the accident, adopted preventive and strengthening measures vis-à-vis all of the company's preventive programs and did not register any other accident entailing temporary leave of absence from work throughout the year 2004. the adopted measures, already incorporated to operating practices, will proceed in following years.

6.3 MEDICAL, DENTAL AND HOSPITAL ASSISTANCE

The Usiminas System offers its employees and family members extensive health-oriented programs, emphasizing preventive medicine. These are Health Promotion, Social Care, Occupational Health and Medical, Hospital and Dental Assistance programs. The latter involves expense-sharing.

All of the System's companies provide comprehensive managed health care plans adapted to regional peculiarities for all employees and their families indistinctly.

Usiminas, Cosipa, UMSA, Unigal, Usiroll and Usiparts comprising in excess of 115,000 persons among employees, their dependents and pensioners, offer a comprehensive assistance plan. The service is offered through Fundação São Francisco Xavier – FSFX and involves hospital admittance, medical consulting, complementary diagnostic testing and highly complex medical procedures. FSFX offers quality service, as certified by standard ISO 9000, through its Managed Health Care Operator. FSFX always seeks to improve its services and collects information from service providers and beneficiaries for this purpose.



CAT Scanning – Márcio Cunha Hospital

FSFX's Integrated Dental Center – COI is not limited to the full restoration of buccal health. The COI developed its proprietary service model, the Dental Care Inversion, in which prevention is prioritized as a service strategy.


Decayed, Missing and Filled Teeth Index - DMFT*
DMFT per person
12 year old population
4.5
3.0
1.5
0.0
4.1
3.4
3.0
2.4
2.3
1.9
1.4
1.3
1.1
1.1
0.9
0.9
0.9
0.9
0.8
3.1
0.7
0.1
Chile
Argentina
Canada
Japan
Spain
France
Cuba
USA
Finland
Sweden
Dinmark
Holand
Swiss
U.K.
Australia
Brazil
Ipatinga-MG
C.O.I-USIMINAS

* DMFT: - Decayed, Missing and Filled Teeth. Source:OMS 2003 World Oral Health Report

Besides being a successful institution in the control of buccal diseases, the COI seeks the technological development of health promotion principles, basing on the best scientific evidence. All amassed experience and knowledge, such as that already conveyed to the Ipatinga municipal administration are available to public and private interested institutions.

COSIPA implemented its "Steel Teeth" program with Cosipa's employee's children, with the purpose of promoting buccal health. Via ludic theater, video presentations, drawings, lectures and practical tooth brushing, employee children between 5 and 12 years of age are motivated to exercise buccal health care.

As new companies join the Usiminas System, the benefits provided by Fundação São Francisco Xavier are judiciously extended to the new community, observing the customs, habits and needs of the employees and their families.

"The comprehensive array of FSFX's educational, health and cultural activities notwithstanding, it is the facilities offered in the hospital sector that probably meet the most sensitive needs of the population under its care.

The reason behind it is the excellent, proven quality of FSFX services, provided without any social discrimination whatsoever. It means that the low-income level patients covered by the government's SUS health program are given exactly the same assistance as the private patients or patients with health plans.

As an exemplary evidence of such an assertion it's worthy of mention our hemodialysis center, the hospital revamp and expansion, including high-tech services, and the construction of HMC's Unit II to meet a continuously growing demand, thus attesting our clients' satisfaction with the continuous improvement of our work."

Ronaldo Monteiro
Executive Director of São Francisco Xavier Foundation

Integrated Dentistry Center –
São Francisco Xavier Foundation



6.4 EDUCATION & KNOWLEDGE – THE KEY TO BUSINESS GROWTH

Professional Recycling

Through self-development programs, the Usiminas System realigns the professional abilities of their employees and outsourced personnel allocated to permanent support activities.

This initiative enables the companies to develop professionals to cope with new technological demands in their production and business structures.

This initiative also seeks to retrain professionals in the face of factors such as readapting to a job compatible with the physical capabilities and restructuring of the companies' production processes.



Usiminas System
Self Development - Employee Recycling Programs
Professional recycling hours
75,000
65,000
55,000
70,531
74,340
73,687
2002
2003
2004

Basic Employee Education – Elementary and Intermediary Levels

The Basic Education Programs, offered freely since 1996 at the elementary and intermediary levels, aim to improve the schooling of the employees of the Usiminas System's companies, affiliated companies and service providers.

Specialized teachers guide the students, always respecting their individual learning capabilities.

School hours are flexible and adapted to the students' working hours.

At the commencement exercises the certificates are personally presented by the President and Senior managers of the companies.



Usiminas System - Elementary and Intermediary Education Program
Cumulative No. Of Graduates
2003
2004
1,400
1,300
1,200
1,100
1,000
1,212
1,357
1,265
1,399
Elementary Level
Intermediary Level

Professional capacity-building and development

Professional capacity-building, development and improvement programs exist in all companies of the Usiminas System, creating opportunities for the professional improvement of their employees.

Implemented through the Corporate Education Process, the programs are veered towards technical and managerial development and held in-house and at other institutions, both domestic and foreign.

Graduate programs are offered through associations with universities and schools regarded as benchmarks in specialized knowledge. Specialization and degree programs – Master's and Doctor's – involve disciplines such as management, quality, marketing, technology and the environment.

The continued investment in personnel improvement enabled the Usiminas System to apply for 652 patents at the Instituto Nacional da Propriedade Industrial (INPI), along its history. Of these applications, 400 were granted as of 2004, yielding new technologies and improvements. These patents have enabled new businesses through patent licensing to other companies, both domestic and foreign, and through technical services provided to third parties to transfer the technology developed.

These programs are opened to the participation of customers and suppliers, enriching the exchange of experiences and making a contribution to an increasingly tighter integration among the production chain agents.

The courses offered raised the percentage of Usiminas System's higher education employees amassing supplementary background to 25.6%.

"In a partnership with FUBRAE (Brazilian Educational Foundation), USIMINAS has been offering the Basic Education Program since April 1995.
Currently, 400 students are enrolled and another 1,800 are about to graduate from elementary and intermediary grades.
The opportunity the company offers its employees through the self-development program ensues from its commitment to its personnel's quality of living.
For many, resuming studies after years away from school is a major accomplishment. Nowadays, they feel more valued, more integrated to both the family and the society."

Janeiva A. Quintão
FUBRAE's Teacher/Monitor

Usiminas System - Training Hours per Employee


No. of hours
80
60
40
20
0
73.84
72.27
2003
2004

Specialization, Master's and Doctoral Programs Completed By Employees Capacity - building Hours


No. Hours
100,000
80,000
60,000
40,000
20,000
0
50,617
65,495
52,900
81,562
2003
2004
Usiminas
Total - Usiminas System

6.5 SUPPLEMENTARY PENSION FUND

Caixa dos Empregados da Usiminas and Fundação Cosipa de Seguridade Social – FEMCO were established for the purpose of providing supplementary pension benefits. These are in-house social security entities and play the important role of crystallizing the dream of a decent retirement pension at a stable standard of living.

Therefore they extend the employee's link beyond retirement, and makes joining the Usiminas System's companies a true life project. Supplementary pension funds, therefore, represents one of the main human resource management tools in talent seeking and retaining.

In 2004, social security plans paid out continuous benefits to 17,827 retired and pensioners, totaling R$ 249 million.

Also in 2004, 11,719 participants were extended loans in the amount of R$ 22.09 million, which figures reflect the substantial social reach of the entities.

The participation of sponsoring companies in the benefit reserve building referring to the social security programs of Caixa dos Empregados da Usiminas and FEMCO in 2004 amounted to 6.43% of the total payroll amount of participating employees. The participation of employees grew 4.18% of their wages.

Together with the social service of the System's companies, retirement preparation programs are offered to employees nearing retirement and their families, approaching behavioral concerns related to retirement, health care and other themes. Following retirement, social visits to the former work places are periodically scheduled, through retiree associations, entailing positive impacts for the visitors and active employees alike.

Aiming at creating new living outlooks, FEMCO has a standing operating agreement with the Catholic University of Santos – UNISANTOS, offering favorable conditions for their members and beneficiaries to have access to the remaining slots in the higher education program earmarked for senior citizens.



Usiminas System – In-House Supplementary Social Security
Caixa dos Empregados da Usiminas and Fundação Cosipa de Seguridade Social
Membership
Active
Assisted
21,000
20,000
19,000
18,000
17,000
16,000
19,273
17,709
20,194
17,827
2003
2004

6.6 PARTICIPATORY PROGRAMS

The effective employee participation in Usiminas's daily operations dates back to the early times of its industrial operations. The conjunction of Japanese and mineiro cultural aspects enabled the appearance of informal groups, always striving to provide solutions to technical, operating, maintenance and occupational safety issues in many industrial areas. These groups established new operating procedures and criteria, exceeding the manufacturers' specifications concerning workers' safety, equipment rated capacity and durability.

They created the "Circles", germane to operations, maintenance, supplies, quality, occupational safety and the environment and founded an employee participatory model that became one of the most important facets of the company's organizational culture.

Decades later, this model enabled the employees to organize themselves and to hold an equity interest, decisively influencing the company's future. This equity interest today, held through the employee's representative entity, amounts to 13.38% of Usiminas's voting stock, and has received in excess of R$127 million in dividend pay-outs as stockholders.

The shared participation of the employees in the processes was gradually incorporated to the organizational culture of the companies that integrate the Usiminas System.

Through the Employee Profit Sharing programs, drafted following discussions with Trade Unions and Employee Committees nominated by fellow workers in each one of the System's companies, operating and social goals are established.

The achievement or excellence of these individual, sectoral and global goals is rewarded by additional compensation at amounts also previously approved by these Commissions and by the Workers Union.

Dividends and Interest on Equity Credited to the Employees Representation Entity


R$ million
150
100
50
0
89.39
127.61
Cumulative as of 2003
Cumulative as of 2004

Usiminas System - Employee Profit Sharing Program


R$ Million paid in 2003
150
100
50
0
38.59
127.61
2003
2004

6.7 COMMITMENTS ASSUMED

	COMMITMENTS ASSUMED	PROGRESS IN 2004	FUTURE COMMITMENTS
EMPLOYEE PROFILE	To increase employee schooling through access opportunities to elementary, intermediary and graduate courses. At Usiparts, this Commitment breaks down as follows: 50% of the headcount having full elementary education in 2005; 50% of the headcount having full intermediary education by 2006.	At Usiparts: Three employees completed the Specialization Program in Business Administration, now totaling 16; 53 employees graduated from elementary school, totaling 37%; Graduation of 22 employees in intermediary education, totaling 31%.	At Usiparts: To educate 48 employees in elementary education, 88 employees in intermediary education; start a new supletivo intensive intermediary class
	At Usiminas, the goal break down is the achievement of the following percentages of employees having accumulated supplementary education and being in capacities requiring higher education: • Over 50% by the end of 2004; • Over 55% by the end of 2005; • Over 60% by the end of 2006.	On December 31 2004 Usiminas achieved the goal of having 430 personnel allocated to activities that require higher education plus supplementary background.	At Usiminas, the percentage of employees in capacities requiring higher education plus supplementary background should reach 55% in 2005 and be greater than 60% by the end of 2006.:
	At Cosipa the Commitment is: 100% of the headcount minimally educated at the intermediary level by 2006.	At Cosipa the development of elementary and intermediary education programs allowed 91.68% of the headcount to have completed their intermediary education, as of December 31, 2004.	At COSIPA, the continuity of actions to achieve the goal having 100% of the headcount with full intermediary education.
OCCUPATIONAL SAFETY AND MEDICINE	To improve exercising at work programs in the System's companies; To reduce the number of accidents entailing leave from work; To proceed with the studies to build and equip new mess halls closer to the work places at the Usiminas's Intendente Câmara Plant, maintaining the comfort assumptions that beaconed the construction or revamping of the seven existing mess halls.	The Usiminas program was improved vis-à-vis Usiminas's employees and extended to Unigal, Usiroll and contractors providing permanent support services. The year 2004 saw a 36.8% decrease in the number of accidents entailing loss of time at work. The study is pending a conclusion.	To increase the employee's participation in the Exercising at Work Program. To maintain the programs aiming at the continued reduction in the number of accidents entailing loss of time in the System's companies. To complete studies aiming at building and equipping the new mess halls at Intendente Câmara Plant until 2006.
SUPPORT TO URBAN DEVELOPMENT	To complete the studies for the implementation of the new Usiminas Housing Plan for the construction of homes designed for employees of Intendente Câmara Plant, independently of their capacity in 2004.	The studies have began; expected to be completed and begin works until 2006.	To begin the works of the Housing Plan, to build homes for Usiminas employees until 2006.
IMPROVING THE QUALITY OF LIVING	To begin the restructuring and unification of programs to improve the quality of living of employees and their families, endowing them with greater effectiveness, complementarity of actions and systemic nature in 2004.	In 2004, Usiminas launched its "Viver para Valer" [Living for Good] project, unifying and focusing on the initiatives veered towards the quality of living at work.	Contemplating regional peculiarities, the "Viver para Valer" project is to be improved and extended to other System's companies.



By fostering conditions for social development through initiatives in the health, education, culture, sports and leisure fields, the Usiminas System's companies create the necessary conditions for their growth to be validated by their respective communities and future generations.

7.1 SOCIAL PERFORMANCE

Supporting public initiative, Usiminas developed the Ipatinga urban planning in accordance with a thorough study to integrate neighborhoods, squares, landscaping and homes to the urban infrastructure comprising schools, leisure clubs, consumer co-operative stores, water treatment station, health and service stations, religious temples, integrated dental center, general hospital, cultural centers and theaters, besides reclaiming the original plant coverage.

Today, with a population in excess of 200,000, Ipatinga boasts a Human Development Index, as computed by United Nations Development Program – UNDP, greater than 0.8, the level established by UNESCO for "high human development" places.

Such accomplishments promote the communities' well-being and quality of living, always associated to the development and consolidation of the Usiminas System as a solid private business enterprise.

"Usiminas is an anchor company in the city of Ipatinga. Its presence in the city has had a quite positive impact on the institutional area and created the opportunity for the city and county emancipation. It is undeniable that Ipatinga did not emerge unscathed from the social problems that ensue from progress. However, Usiminas has been always present as a citizen company. A recent example is a fine illustration of this approach: Usiminas issued a check in the amount of R$ 1.17 million (relating to tax credits) earmarked for many social initiatives in the city. We congratulate our partner Usiminas for its actions that have yielded good fruit, mitigated the ailments of and created better opportunities for our people!"

Sebastião de Barros Quintão
Mayor of Ipatinga for the 2005-2008 term.

Contact with the Community

Through its specialists, the Usiminas System maintains methodic relationships with representatives from the public administrations, NGOs, Civil Society Organizations of Public Interest and from organized society, channeling expectations and monitoring the impacts from production activities. At the places where the relative importance of the company's presence vis-à-vis the community is greater, such as Cosipa in Cubatão – SP and Usiminas in Ipatinga – MG, specific organizational structures are maintained to handle these issues.

An example of hearing the community is the Community Advisory Panel program, developed by the Industrial Center of the State of São Paulo, including Cosipa and 38 other companies. The program convenes monthly meetings with community leaders, representatives from the public administration, teaching institutions, class entities and non-governmental organizations, when the community's expectations are methodically identified. A multidisciplinary group from Cosipa analyzes these and other expectations, implementing or advancing with social projects and relating to the environment. This group reports directly to the company's senior management, which permits fine tuning while harmonizing corporate and community interests.

At Usiparts, managers and senior executives participate in the Association of the Pouso Alegre Industrial District – ASSEDIPA, and discuss with other regional entities and leaders subjects of interest to the companies and the communities, such as public transportation, public safety, education, infrastructure and the environment.

Such permanent contact with the administration and the community, among other actions, provided R$ 3.04 million to accrue to the Children and Adolescent Fund – FIA. The investment is managed by the Municipal Children and Adolescent Councils – CMDCA in the cities of Ipatinga, in Minas Gerais, and Cubatão, Praia Grande, São Vicente, Santos and São Paulo, in São Paulo, to comply with policies, programs and actions veered towards servicing children and adolescents who are at risk, victims of crime, homeless, devoid of family support or structure, as well as combating child labor.

The "Athletes of Nature" program, developed by the Associação Esportiva e Recreativa Usipa, in Ipatinga, is outstanding among these programs. It is geared towards children and adolescents between 8 and 14 years of age, in a condition of social vulnerability. By strengthening the bonds of the family core, following up on school performance, contacts with sports and environmental education the program seeks to raise the children's awareness of issues related to citizenship and their own social integration.

Followed by a social worker, physical education instructors, a pedagogue and environmental educators, 120 children and adolescents have the opportunity to develop their potential and skills through planned actions.

"I was often called to school because of my son's [illegible]. After he joined the program his grades improved and I was never called to school again. [illegible] improved much."

Zélia Maria Teixeira
Parent of student participating in the Athletes of Nature Program

"The Usiminas Social Statement discloses the actions of a company that translates its steel making mission into an instrument to further the economic growth and social development of the state of Minas Gerais. The figures and activities contained in Social Statement are impressive for their magnitude, their social inclusion and transformation effects, as well as for the voluntary work proffered by the employees. As a company on a par with its present and coeval of Brazil's and Minas Gerais' time, Usiminas writes a remarkable history of course, that has changed the life of Ipatinga and the Steel Valley. Usiminas undoubtedly makes us proud of Brazil's and Minas Gerais' industry."

Robson Braga de Andrade
President of the of Minas Gerais State Industrial Federation (FIEMG System)

The community also seeks the company, by visits to the industrial premises. During these occasions, the investments made, policies and guidelines relating to the environment, occupational health and safety as well as aspects relating to the quality of living are presented.

The following are highlights of the main initiatives of the Usiminas System's companies relating to their communities:

7.2 SUPPORT TO URBAN DEVELOPMENT

The experience amassed by the Usiminas System during the Ipatinga urban planning, the mastery of the technologies of steels with technical specifications geared towards civil construction and the development of commercial and household construction solutions, both single-family homes and condominiums, including popular housing projects, prompted the establishment of Usiteto, an ensemble of technical and architectural solutions entailing substantial productivity gains by the use of steel.

In 2004 the following accomplishments using the Usiteto technology the following are notable:

- Besides the 2,864 homes in five and seven story buildings built in 2003, the Companhia de Desenvolvimento Habitacional e Urbano de São Paulo – CDHU built other 44 5-story buildings. The same agency also used steel frames in 70 buildings and 81 homes;
- The Cooperativa Habitacional Municipal de Campinas – COHAB built one building using the cold-formed shape technology from structural steel Usiminas SAC 300 in a technologically more advanced solution than those preceding it, with pre-cast slabs in autoclaved aerated concrete and walls of the same material, cast at the site;
- Supporting the "Solidarity Minas" movement, an action headed by the Coordenadoria Estadual de Defesa Civil – MG, aiming at providing emergency aid to the homeless afflicted by heavy rains. 923 Usiminas SAC 300 steel-framed homes were built and delivered;
- The Municipal Administration of Serra, in the state of Espírito Santo, built 95 36 m^2 homes following a standard blueprint developed by Usiminas and has ordered another 105 units for their housing program.
- The Municipal Administration of Timóteo – MG built a four-story building and is now in the final feasibility arrangements for a venture of 36 buildings, whose projects have been approved by the housing programs of the Brazilian government's Ministry of Cities;

For the first time ever, the technology developed by the Usiminas System was exported. In Angola 14 lodging modules were built using cold-formed shapes and dry internal walls and seals with a galvanized steel auxiliary structure and closed by dry wall panels.

Also notable was the association with the company MVC Componentes Plásticos Ltda. to develop a panel sealing system with an Usiminas galvanized steel auxiliary structure and closure by plastic resin plates, applied in Usiteto construction solutions. The project is a candidate to the "JEC Awards Composites Solutions 2005" in France in the "construction" category.

Since the consolidation of the Usiteto technology, more than 10,000 homes have been built. Through Usiteto, the Usiminas System offers construction solutions to society to amortize the Brazilian housing shortfall.

Housing project erected with Usiteto technology in Timóteo, MG



7.3 SUPPORT TO CO-OPERATIVISM: THE POWER OF TEAMWORK

The proposition of consolidating stand-alone social benefits to the employees and the community prompts the Usiminas System's companies to foment the dissemination of co-operativism ideals.

In 1963, Usiminas supported the start of activities of the Cooperativa de Consumo dos Empregados da Usiminas Ltda. – CONSUL, chartered to ensure the supply of consumer goods at competitive quality and prices.

Consul is today a co-operative open to the community and notable for its pricing policy, adopted as a benchmark in the region, and also for its significant share of the Ipatinga municipality's tax revenues and also for the generation of direct and indirect jobs.

Being the first consumer co-operative store to become an anchor-store, Consul's hypermarket is present in the Steel Valley Mall, the largest retail venture of the region. It includes 4,800 m^2 of selling floor space with 30 computerized check-out cashiers and over 23,000 inventory items.

The same services are made available to the public at large by means of two other supermarkets installed in heavily populated neighborhoods of Ipatinga, for a total 2,042 selling floor space.

Consul's Hypermarket, at Shopping do Vale




Usiminas - Employees Conusmer Co-operative
Membership
42,000
39,000
36,000
33,000
30,000
35,464
38,275
41,290
2002
2003
2004


ICMS Tax Revenue from the Ipatinga Supermarket Industry - CONSUL's Share
% Share
80
60
40
20
0
71.51
28.49
65.12
34.88
63.47
36.53
2002
2003
2004
Consul
Supermarket Industry


Usiminas Employees Consumer Co-operative - Annual Turnover
R$ Million
80
60
40
20
0
46.19
54.46
62.87
2002
2003
2004

Because of the positive results of its self-sustainable management, veered towards an effective market approach, CONSUL has held the first place in the ranking of the best consumer co-operatives in Minas Gerais, and one of the largest in the country. Co-operativism concepts are also disseminated throughout the community by the Cooperativa de Economia e Crédito Mútuo dos Empregados da Usiminas – COOPECO and the Cooperativa de Crédito dos Empregados da USIPARTS. They are both chartered to promote savings and finance the needs or business ventures of their participants.



COOPECO - Membership
Membership
10,000
7,500
5,000
2,500
0
6,594
7,768
8,228
2002
2003
2004

By extending preferred loans compared to the traditional financial system, Coopeco has benefited 84.24% of all its participants, strengthening the ideal of the quest of the common good.



COOPECO - Number of Credit Operations
Number of Operations
7,500
7,000
6,500
6,000
5,500
6,396
7,459
6,931
2002
2003
2004

Integrated to over 1,599 branch offices of Banco Cooperativo do Brasil S/A – BANCOOB, of which it is a founder, Coopeco offers all the services provided by a multiple commercial bank, by running checking accounts, collection, accepting payment for utilities and making financial investments. Restating the concept of an economically feasible credit co-operative and reflecting the confidence of its members, the actual return on the capital paid in by the members was 15.28%.



COOPECO - Members' Paid-in Capital
R$ Million
8
6
4
2
0
5.19
6.24
7.19
2002
2003
2004

From its earned surplus (profitability), Coopeco earmarked 12% as the maximum compensation for the members' capital, retained 10% referring to its Reserve Fund and allocated 5% to the Educational and Social technical Assistance Fund – FATES, to crystallize social benefit programs to low-income members.



COOPECO - Total Loans Extended to Members
R$ Million
15
10
5
0
7.24
8.66
11.20
11.60
14.22
2000
2001
2002
2003
2004

Coopeco has entered an operating agreement with the Associação Esportiva e Recreativa Usipa to subsidize the technical improvement of athletes in different swimming modes.

7.4 VOLUNTARY WORK IN THE COMMUNITIES

The Usiminas System's companies encourage their employees to participate in voluntary social development initiatives, availing resources and property for this purpose.

Voluntary work activities comprise the effective work developed in nurseries, neighborhood communities, churches, asylums, hospitals and medical and social service stations. They are also present at NGOs dedicated to recover chemical abusers and to environmental protection and reclaiming.

In Ipatinga, the Intendente Câmara Plant and Usiminas Mecânica consider personal voluntary action to be one of the criteria for electing the "Standard Workers" of each sector. The "Standard Workers", elected by the employees themselves, coordinate campaigns in favor of more than 131 community entities and applicant underprivileged families.

In December, supported by local companies and institutions, the employees promote "Day V", when different initiatives emerge to public visibility. Also in Ipatinga, the students of Intendente Câmara Plant's Professional Development Center learn from the beginning of the importance of voluntary contribution to community development, participating to revamp the municipality's public schools.

At Cosipa voluntary work is also a tradition. Coordinated by the company Cosipa employees established the "Company of Volunteers", in which outsourced personnel also participate, for the purpose of providing aid to assistance entities of Baixada Santista, underprivileged neighborhood

Voluntary action of Usiminas's employees in Ipatinga



communities and to three schools in Cubatão, Santos and São Vicente that participate in the "COSIPA at School" project.

Cosipa's Company of Volunteers concentrates its actions on three axes:

- Dancing, theater and football lessons, plus mathematics and Portuguese tutorials;
- Preparation for technical school exams, offering chemistry, physics and mathematics tutorials;
- The "Mantiqueira Project", offering Portuguese and mathematics tutorials, theater workshops, environmental awareness programs and IT lessons the Project contemplates adolescents between 11 and 14 years, from unstructured families and exposed to physical and social risks besides poverty-associated ailments.

They also develop campaigns such as the Winter Wear Campaign, which afforded the distribution of clothes and blankets to 74 community entities and "Christmas Without Hunger", with the donation of foodstuffs to 104 charity institutions in Baixada Santista cities.

Rio Negro employees also develop similar campaigns on a voluntary basis. In 2004, under the company's support, they held the 2nd Blood Donation Campaign, collecting approximately 100 liters of blood, promoted by Colsan – Sociedade Beneficente de Coleta de Sangue. The Company donated 103 personal computers to assistance entities in the region of Guarulhos, Taubaté, Itaquaquecetuba and Itaim Paulista previously on file and analyzed by a voluntary employee committee, aiming at the development and digital inclusion of underprivileged communities.

Rio Negro also develops the internal and nearby community "Selective Collection" program, selecting materials for later donation to the São Paulo chapter of Caritas Brazil, of the National Conference of Brazilian Bishops – CNBB. The products marketed by the entity provide resources earmarked for assistance projects.

Mantiqueira Project



7.5 HEALTH IN THE COMMUNITY

Márcio Cunha Hospital.

Hospital Service Excellence.

Located in Ipatinga – MG, and serving a micro-region populated by approximately 600,000 people, Fundação São Francisco Xavier's Márcio Cunha Hospital is a general hospital for 30 medical specialties.

It is considered strategic by the Health Ministry within the scope of the SUS – free medical service extended to the population provided by the medical and hospital assistance plan of the Brazilian government (decree 4,481/02) and accredited as a High Complexity Center in Oncology. It is considered by the Health Office of the State of Minas Gerais to be a benchmark in urgency and emergency service, in high-risk pregnancy care, in kidney transplants and dialysis procedures, in the installation of heart pacemakers, in neurosurgery and in Intensive Treatment Unit care for adults. These are governmental acknowledgments that are periodically renewed following evaluation of the hospital's physical installations, equipment and medical body.

It is accredited by the Ministry of Education for medical residence in general surgery, radiology, pediatrics, medical clinic, gynecology and obstetrics. In 2004, the Hospital began the implementation of an operating agreement with Fundação Lucas Machado – Faculdade de Ciências Médicas de MG, aiming to provide specialization programs in different medical specialties.

It was the first Brazilian hospital to obtain a Hospital Accreditation at the Excellent Level following an audit made by Det Norske Veritas – DNV, according to the guidelines of the Brazilian Hospital Accreditation Manual, as established by the National Accreditation Organization – ONA and approved by the Health Ministry by Ruling 1,970/2001. Also on a first time basis, this level of accreditation was renewed in the year 2004, together with other quality-related certifications.

Neo-natal ICU, Márcio Cunha Hospital



Acknowledging the excellence achieved, the Health Office of the State of Minas Gerais entered an operating agreement with FSFX to establish Hospital Technical Assistance and Consulting Program, for the purpose of providing hospital management advice to the Municipal Hospital and Hospital Samaritano, both in Governador Valadares – MG, and to the Associação Hospitalar Santa Rosália, in Teófilo Otoni - MG.

In a later stage, advice was provided in the planning and implementation of the recommendations, especially in the areas of Human Resources, Hospital Costs and Strategic Planning.


"Usiminas is a corporate role model of social responsibility in health. I have no qualms in stating that the Márcio Cunha Hospital is the best hospital in Minas Gerais."
Marcus Vinicius Caetano Pestana da Silva
State Health Secretary and Free Medical and Hospital Assistance Plan of the Brazilian Government - SUS-MG administrator

The work, completed in 2004, provided a managerial diagnostic and guideline suggestions for effective management, and became a tool for the Health Office to promote the managerial improvement of hospitals under its competency.

In 2004 alone, FSFX invested in excess of R$ 26 million in works and installations, all of them of the highest importance to the community at large. Among them, the completion of Unit II of Márcio Cunha Hospital, veered towards servicing private and managed health patients and also mainly the beneficiaries of the Free Medical and Hospital Assistance Plan of the Brazilian Government – SUS.

Upon inaugurating a new Unit with 7,400 m^2 of floor space, the Márcio Cunha Hospital grew to 500 admission beds and 8 day-hospital beds, significantly improving the hospital assistance to the community under the free service provided by the Free Medical and Hospital Assistance Plan of the Brazilian Government – SUS, at the standards that Usiminas reserves to its employees and their families.

Considering only the capacity of the Márcio Cunha Hospital, the population of Ipatinga now counts on 2.65 hospital beds per 1,000 inhabitants, a number close to the 3 hospital beds per thousand recommended by the World Health Organization – WHO. This will improve the region's Human Development Index.

The Hospital also underwent technological updates and restructured the physical spaces and the laundry, nutrition and Unit I's materials sterilization center, pursuant to the Works Plan developed in 2004. The diagnosis services now count on new equipment, such as a computer-assisted helicoidal tomography scanner and magnetic nuclear resonance imager.

The surgical block and post-anesthesia recovery room revamping was completed, as well as the expansion of general Intensive Care Units and heart Intensive Care Units and the Hemodynamics Center.

Through an agreement with the Fundação Zerbini, the Hospital incorporated the technology developed by USP's Instituto do Coração – INCOR and now provides highly complex hemodynamics and heart surgery procedures to the community, following the same medical standards and protocols as established by the Institute.

Unit I also has a 560 m^2 Neonatal and Pediatric ICU with five beds for intensive neonatal treatment, five beds for intensive pediatric treatment and 20 beds for intermediary neonatal treatment.

In recognition of the services provided to public health, both by disseminating its managerial practices as well as for the reach of the assistance provided, the Health Office of the State of Minas Gerais granted Usiminas the Grand Health Merit Medal, and granted Hospital Márcio Cunha the Health Merit Medal, as a Private Institution Partner of the Free Medical and Hospital Assistance Plan of the Brazilian Government – SUS.



Hemodynamics Center, Márcio Cunha Hospital

7.6 MANAGED HEALTH PLAN. GOOD FOR THE EMPLOYEES, GOOD FOR THE COMMUNITY

The experience amasses in hospital and in-house health plan administration enabled FSFX to extend the benefits originally designed for the Usiminas System employees to the population at large. Through its Managed Health Care Operator, Usisaúde, FSFX offers individual and collective/ corporate plans in accordance with the legal framework in force, joining quality and service diversity to the flexibility of benefits, safety and low costs.

Providing full assistance to over 120,000 beneficiaries and counting on a vast accredited network, Usisaúde offers highly qualified service providers to attend to its clients' needs at the main medical reference centers in the country. Always veered towards the continuous improvement of its activities, Usisaúde holds quality of service polls directed to the beneficiaries and the professionals of its accredited network. In 2004, following audits made by the Det Norske Veritas – DNV, Usisaúde's management system was certified as compliant with standard ISO 9001.



DNV

DET NORSKE VERITAS

CERTIFICADO DE SISTEMA DA QUALIDADE

USISAÚDE

Fundação São Francisco Xavier

NBR ISO 9001:2000

ADMINISTRAÇÃO E COMERCIALIZAÇÃO DE PLANOS DE SAÚDE

INMETRO

Usisaúde's ISO 9001 certification

7.7 EDUCATION IN THE COMMUNITY

Elementary and Intermediary Education

In Ipatinga, Colégio São Francisco Xavier - CSFX, a school established by Usiminas, now has an enrolment of 2,950, from pre-school to intermediary education.

Quality of education earned CSFX a pioneer achievement in Brazil: the compliance certification with standard ISO 9002, relating to the quality of teaching and installation infrastructure, granted in 1997 by the Det Norske Veritas – DNV, and re-ratified in later audits.

The quality of teaching evaluation is also made by the performance follow-up of students participating in the Serial Evaluation System applied in the federal universities of Brasília, Viçosa, Uberlândia, Ouro Preto and Juiz de Fora. The school has a high alumni approval rate in the school entrance examinations of the best universities in the country.

In 2004, the BE MORE philosophy designed by the school percolated the entire FSFX, substantiated by an ensemble of principles and guidelines conducting all activities. As a break down of this philosophy, every 3 years the school hold the CSFX Education Congress, geared to public and private networks educators, parents, students and the community. At no charge to the participants, the School presents its findings on pedagogical methodologies and other pedagogical aspects that, after a comprehensive discussion, become improvements applied to the teaching network and to the School itself.

Also within the scope of the BE MORE philosophy the following accomplishments are notable:

- Scholarships for underprivileged, regularly enrolled students in the education system grew from 236 to 299. The candidates are nominated by the community's public school network in compliance with criteria such as family income, among others. Besides total exemption from expenses and fees, scholarship holders are given school uniforms, pedagogical material and bussing.

- Improvement of the Potential and Skills Development Center – CEDEPH, in Ipatinga, where underprivileged children endowed with talents and high skills are identified in the public network schools by applying the appropriate scientific methodology. Following the identification and confirmation of this profile, these children's development is followed by CSFX specialists and, besides the education provided by the school, the children participate in specific, custom-made programs geared to the improvement of the confirmed abilities and potential talents. In 2004, 145 children were favored by the Center's activities.

Usiminas also enabled the construction of 28 community schools, today managed by the municipal and state administrations.

From the assessment of the nearby community's medium term needs, Cosipa entered a technical cooperation operating agreement with the municipal administrations of Cubatão, Santos and São Vicente. According to the agreement, company specialists cooperate towards the improvement of the public school management in a school in each municipality from the incorporation of total quality-based models implemented at José Bonifácio de Andrada Plant, and associated to criteria developed by UNESCO for education. The schools are equipped by the Company with IT laboratories and adequate furniture. The purpose is to turn them into quality reference schools for the State of São Paulo's public education system.

This initiative prompted the Cosipa Employee Association and Santa Cecília University to join in to develop the sports program for 5th to 8th grade elementary education students, offering volleyball and court football lessons.

Cosipa's employees voluntarily organized the schools' libraries and offered professional orientation in different disciplines and tutorial lessons, and also developed dancing, theater, Flute and origami, among others. Altogether, the programs benefited 3,000 low-income children.



Cosipa at School project

7.8 VOCATIONAL TRAINING

Through its Vocational Training Center, Intendente Câmara Plant has offered vocational training to apprentice minors in the disciplines of mechanics, electricity, lathe operation, welding, electronics and steel making operations since 1964.

The courses extrapolate a merely technical training. Through disciplines focused upon environmental education, occupational safety, health and civism the youngsters are educated for the exercise of citizenship. Of the current personnel employed in industrial operation and maintenance activities of Intendente Câmara Plant, 27.1% studied at the Vocational Training Center.

The courses also fulfill the important objective of training professionals with an adequate profile for the development of the Usiminas System industrial activities and also for local companies, leveraging regional development.

An identical program is developed by Usiparts; as of 2004 57 professionals were trained.

At Cosipa's José Bonifácio de Andrada Plant, this program has existed since 1976. Adolescents between 14 and 17 years of age have the opportunity of access to 2-year vocational training. As happens at Intendente Câmara Plant, the entire learning and traineeship period is compensated. Upon completing their courses, the students are capable of working with a differential advantage in the work market.


Usiminas System - Apprentice Minors Graduation
Total number
of graduates
8,400
8,300
8,200
8,100
8,000
8,087
8,247
8,312
Up to 2002
Up to 2003
Up to 2004

Professional Recycling at the Community

The Self-development at the Community Program is a manner by which the Usiminas System trains professionals for new market requirements. It encourages professional recycling and employability in its broadest sense.

In 2004, the Usiminas System offered adult vocational courses to 1,371 individuals of nearby communities in the following technical areas: welding, mechanics, electricity and electronics, management, language courses, human relations and an extensive information technology program.

The support to professional development at the community also reaches higher education persons. In 2004, the Usiminas Personnel Development Center, accredited by Fundação Getúlio Vargas – FGV, promoted specialization courses in Business Management at its own premises, and enrolled 130 community individuals, besides company employees.

These are opportunities that the Usiminas System offers to the community to support governmental initiatives. The gain provided by Usiminas takes the form of skilled professionals who, directly or indirectly, contribute towards the success of the Companies in their relationships, businesses and ventures.

Usiminas System - Professional Recycling Course Hours Provided to the Community


Nº of hours
60,000
40,000
20,000
0
42,810
53,813
2003
2004

7.9 SUPERVISED INTERNSHIP PROGRAMS

The Usiminas System offers curricular internship opportunities – a learning requirement in many courses – to intermediary and higher education students.

Besides being an opportunity to put in practice the theoretical knowledge acquired at school, the internship enables the student to experience his professional reality, developing a notion of responsibility, exercising team coexistence, learning the values of the corporate world and identifying myriad work possibilities.

The programs are structured in stages previously established jointly with the educational entity, followed up by advisors and seek to reconcile learning objectives with the corporate reality. Internship programs provide the identification of talents for future employment by the System.

With the same orientation, Usiminas joined other companies as a supporter of the Junior Achievement Association – MG, an educational, non-profit organization. Resorting to voluntary work proffered by business executives, this entity implements programs that aim to stimulate the entrepreneurial spirit of elementary and intermediary education students, to encourage their personal development, their skills and to strengthen their ethical principles, besides providing a realistic view of the economy and the business world.


Usiminas System -
Trainee Program for Students


Nº of trainees
Technical level
College level
400
300
200
100
0
255
148
187
156
290
311
2002
2003
2004

7.10 SPORTS AND LEISURE

The Usiminas System's companies have built and delivered over 20 large installations designed for leisure and sports activities of their employees, their families and communities. They are self-sustainable clubs today, run by their own members. Besides leisure, they offer the sports activities that promote cohesion and teamwork.

The Associação dos Funcionários da COSIPA - AFC promotes the integration of their members and the community at large, always aiming at the social, cultural and sports development. With a modern gym installed near the José Bonifácio de Andrada Plant, the Santos Leisure Center and the Nautica Leisure Center, with more than 260,000 m² in São Vicente, AFC multiplies amusement and physical and mental improvement options. Participating in sports events always, AFC collaborates towards the growth of the Brazilian sports activities, and was the cradle of many renowned athletes.

AFC, together with Santa Cecília University, also develops the Education through Sports project. Benefiting 360 students from three municipal public schools of Santos, São Vicente and Cubatão, the program's goal is to raise the 5th to 8th grade students' interest for sports, specially volleyball and court football.

Associação Esportiva e Recreativa Usipa, in Ipatinga, is another club equipped with a full infrastructure for the performance of myriad sports modes. It is today a Brazilian reference in sports development. The club has a heated pool, gyms, stadium, an athlete scientific evaluation center, lodging quarters, polysports courts, a training center, track & field tracks, and full social facilities, enabling the emergence of new, talented, medal-winning athletes in domestic and international competition.

In 2004, as in decades past, high-performing Usipa athletes won excellent results in sports matches, as Roberta Kamila, sponsored by Cooperativa de Economia e Crédito Mútuo dos Empregados da Usiminas.



Usipa's athletes

In the SESI- sponsored 8th Edition of the Workers' National Games's Southeast Region State, the Usiminas System teams ranked first in many swimming matches. It was also the Society Soccer and Man's Volleyball.

Swimmer Ingrid Sezini Souza participated in important matches, and ranked 2nd place in the 100 m backstroke in the Chico Piscina International State and International Swimming Teams Trophy and also participated in the Brazilian 4 x 50 m relay freestyle winning team. She is the record breaking backstroke 100 m swimmer.

Track & Field athlete Áuria Mariana Eusébio Coelho ranked 2nd place in the Brazilian Minors Championship in the 5,000 m march, a competition sponsored by the Brazilian Track and Field Confederation – CBAt.

Athlete Sandro Alex Cruz Santos, member of the Brazilian team at the World Championship for Persons with Disabilities promoted by the International Confederation for Persons with Disabilities, achieved great prominence by becoming world champion of 4 x 400 m relay race.

At the 8th edition of the National Worker Games, sponsored by the SESI, Usiminas System's teams won first places in men's swimming – Three-Time Overall Champion in 4 x 50 m relay backstroke, freestyle, butterfly stroke and breast stroke; women's swimming bronze medal – 4 x 50 m relay and 50 m butterfly stroke in the Southeast Region Stage. The team was also the overall grand champion in society football and men's volleyball.

In men's Track & Field, the team won the silver medal for the 200 m sprint and high jump and bronze medal for the 100 m sprint and shot put. Women's Track & Field won a silver medal for 4 x 100 relay and a bronze medal in shot put.

In the national stage of the SESI Games, the Usiminas System's teams became two-time Brazilian swimming champions, notably in the 4 x 50 meter relay mode, freestyle and backstroke; they also became men's volleyball vice-champions.

Usipa Sports and Recreation Association



7.11 COMMITMENTS ASSUMED

	COMMITMENTS ASSUMED	PROGRESS IN 2004	FUTURE COMMITMENTS
SUPPORT TO URBAN DEVELOPMENT	To complete in 2004 the studies for the implementation of the new phase of the Usiminas Housing Plan for the construction of homes designed for Intendente Câmara Plant employees, in of their capacity.	The studies have began; expected to be completed and begin works until 2006.	To begin the works of the Housing Plan, to build homes for Usiminas employees until 2006.
COMMUNITY HEALTH	Completion of the Unit II works at Márcio Cunha Hospital in Ipatinga in 2004; To offer the population, in 2004, high-complexity hemodynamics and heart surgery services from the technical support and technology transfer provided by the agreement with Fundação Zerbini/Instituto do Coração - INCOR in Cardiology, Heart Surgery and Hemodynamics.	Works and premises of Márcio Cunha Hospital Unit II completed and delivered to the population on 10/26/2004; Upon entering the agreement with the Fundação Zerbini, the inauguration of the Hemodynamics Center, the installation of new diagnosis equipment and expansion of ICU, Márcio Cunha Hospital already offers high complexity clinical and surgical heart procedures, in accordance with the same medical protocols followed by the INCOR – SP.	To disseminate to the community the availability of Márcio Cunha Hospital to offer high complexity clinical and surgical heart procedures.
COMMUNITY EDUCATION	To expand, through the CSFX, the action of the Potential and Skills Development Center – CEDPH, designed for underprivileged children endowed with talents and high skills. In 204, 138 between 7 and 12 years will be served, and a gradual growth is expected such as to enable attending to 600 children and adolescents of less than 15 years of age in 2007; To earmark 50 slots to the community in the Usiminas specialization programs in 2004.	In 2004 CSFX, through CEDPH attended to 145 underprivileged children, identified by their potential talents and skills. In 2004, 130 community individuals participated in the specialization programs offered by Usiminas.	To continue with the actions developed by CEDPH, increasing the number of children served. To continue offering slots to the community in specialization programs offered by Usiminas.
SPORTS – PARTICIPATION IN GAMES	Participation in the men's swimming and volleyball teams in the VIII edition of the National Worker Games.	The teams of the Usiminas System participated in all phases of the National Worker Games, achieving excellent results in many sports modes.	Participation of the Usiminas System's companies' employees in the IX edition of the National Worker Games, sponsored by the SESI.
INTEGRATION WITH THE COMMUNITY	To enhance the integration programs between Usiparts, their employees, families and the community through approximation actions with the local entities and visiting programs involving families, students and regional entities to the installations.	The company's 5th anniversary was celebrated on 10/15/2004, with the participation of employees, their families, guests and service providers, totaling approximately 3,000 persons present. Students from technical schools and universities in the region visited the plant.	Social-cultural support: to earmark resources for five children assistance and support and for cultural projects; Approximation of company and community: to provide internship opportunities for 12 technical level students and 6 higher education students each semester; to bring schools closer to the company by means of visits and technical follow up; to encourage employees in their voluntary actions.



The Usiminas System
provides spaces and conditions
for arts to flourish, not at the expense
of artistic culture tutelage,
but rather by fostering
its development and adopting
its dissemination as a goal.
It's a win-win game.

The companies in the Usiminas System foster the human and cultural development of the community through the Usiminas Cultural Institute (Usicultura - Instituto Cultural Usiminas) administered by the Fundação São Francisco Xavier (FSFX) Foundation, established in 1993.

8.1 INTERACTION WITH COMMUNITIES

Based on demands perceived through direct contact with the community, the Usiminas Cultural Institute (Usicultura) has always assigned high priority to establishing areas with the infrastructure required for the development of a broad range of artistic activities; local and regional cultural and artistic development; promoting the arts in order to educate the public and build up the market; and artistic training slanted towards the quest for social inclusion.

Guided by these objectives, in 1994 the Usiminas Cultural Institute (Usicultura) inaugurated the Zélia Olguin Theater at Ipatinga, Minas Gerais State, with seating capacity for audiences of 206 people. During its ten years in activity, more than 700 shows have been presented, ranging from plays to dance and music, including chamber orchestras, involving 3,000 performers and 200,000 spectators.

In 2002, the Usiminas Cultural Institute (Usicultura) completed work on the Usiminas Cultural Center at Ipatinga, which includes the Hideo Kobayashi Art Gallery (covering 1,000 m^2) and one of the most modern theaters in Brazil, with 724 seats and the infrastructure required to present dance shows, plays, concerts, operas and major Brazilian and international performances.

These cultural areas feature a steady stream of top-grade Brazilian and international attractions.

In addition to these cultural facilities, the Usiminas Cultural Institute (Usicultura) encourages the production of shows, setting up regional artistic groups, and running refresher courses for the artistic community. It also supports social inclusion projects such as the Memória Gráfica – Typographia project offering training courses in the graphic arts, including engraving and printing, to youngsters living in situations of high social risk; the Sambalelê project run by the Corpo Cidadão group offering artistic training to youngsters living in the poverty-stricken outskirts of Belo Horizonte; and the Gente Nossa and Viva Voz choirs at Ipatinga.

Public Attendance at the Facilities of the Usiminas Cultural Institute (Usicultura)


Nº of People
100.000
75.000
50.000
25.000
0
2003
2004
79,321
88,797
94,218
77,388
23,937
31,549
Usiminas Cultural Center
Hideo Kobayashi Gallery
Zélia Olguin Theater

From 1993 through 2004, more than R$ 55 million were channeled by the Usiminas Cultural Institute (Usicultura) to cultural initiatives, through Federal and State tax incentives.

The cultural investments allocated by Usiminas, Cosipa, Usiminas Mecânica, Fasal, Dufer, Rio Negro, Usiparts and the Usiminas Consumption Co-operative and channeled through the Usiminas Cultural Institute (Usicultura), topped R$ 22 million in 2004, reflecting the commitment of the Usiminas System to social inclusion and the promotion of human development.

Educational action at the Usiminas Cultural Center



8.2 ACCOMPLISHMENTS IN 2004

According to the benchmark calculation developed by the Fundação João Pinheiro Foundation, cultural investments allocated by the companies in the Usiminas System in 2004 are estimated to have generated some 2,500 direct jobs and 4,000 indirect jobs in sectors linked to artistic activities. Outstanding among these investments are:

8.3 COMMUNITY EQUIPMENT AND INFRASTRUCTURE

The maintenance and revitalization of important cultural institutions in Minas Gerais State, such as the Fundação Clóvis Salgado (Foundation); the Palace of the Arts (Palácio das Artes); the Museu de Arte da Pampulha (Art Museum); the Galpão Cine Horto (Cinema Center); the Museu Histórico Abílio Barreto (History Museum), the Biblioteca Pública Estadual Luiz Bessa (State Public Library); the Minas Gerais State Public Archives (Arquivo Público Mineiro); the Fundação de Educação Artística (Art Education Foundation); the Museu Giramundo (Museum), the Fundação de Arte de Ouro Preto (Art Foundation); and the Memória Gráfica (Graphic Arts Project).

The establishment of a proper infrastructure included the construction, renovation and maintenance of theaters in Minas Gerais State, in addition to the Teatro Usiminas, (inaugurated in July 2004 at the Luiz de Bessa State Library in Belo Horizonte); the Uberlândia Municipal Theater, designed by Oscar Niemeyer; the Manoel Franzen de Lima Theater in Nova Lima; the São João Del Rey Municipal Theater; the João Paulo II Theater/ Unileste at Coronel Fabriciano; the José Maria Barra Cultural Center; the Uberaba City Theater; the Vânia Campos Theater at Itaúna; the Gravatá Plant Theater at Divinópolis; the Guaxupé Municipal Theater; and the headquarters of the Trampulim and Armatrux Groups in Nova Lima; in addition to the development of the Reading is Knowing (Ler é Saber) Library Project at the Paraíso subway station in the São Paulo State Capital.

8.4 CULTURAL AND ARTISTIC DEVELOPMENT

- Maintenance and support for productions by major artistic groups such as Giramundo, Armatrux, Mimulus Cia de Dança, Cia de Dança Palácio das Artes, Meia Ponta Cia de Dança, Será Quê?, Catibrum, Grupo Galpão, Grupo Camaleão, and others.
- Maintenance and support for artistic groups in the areas of influence of Usiminas and other Companies in the Usiminas System, such as the Grupo Farroupilha, Perna de Palco, Corpo de Prova and Hibrydus, de Ipatinga; Grupontapé, de Pouso Alegre, Minas Gerais and the Santos Symphony Orchestra in São Paulo State.
- Publishing a book and CD on the history of the town of Cubatão; publishing a book on the town of Santos and publishing an album entitled Por Todos os Poros by São Paulo photographer Militão Augusto Azevedo.
- Music, dance and theater workshops organized in Ipatinga and Belo Horizonte, targeting the artistic segment in Minas Gerais State.

"Usiminas is a citizen company model for its strong action in myriad areas of the modern Social Responsibility concept, particularly in the preservation of the regional environment, industrial operations control, and education and health services provided not only to its employees, but also to the populations of its area of influence. Usiminas also has an outstanding presence also in the cultural scenario. Through Usicultura, an entity managed by expert professionals, Usiminas develops a well-planned program of supporting and encouraging artistic and cultural activities not only in Ipatinga, but also in Belo Horizonte and other cities. Its Cultural Center in Ipatinga currently harbors important music, opera, theater, dance and visual arts initiatives. The company invests in the capacity-building of human resource veered towards art and in the development of new talents, besides supporting important third-party cultural projects in the State of Minas Gerais. As a partner and sponsor of the Palace of Arts, it upholds a comprehensive cultural program. And all this distinguishes Usiminas as a valid, ethical company, modern and socially responsible and unrivalled in the density of its Social Statement."

Mauro Werkema
President of Fundação Clóvis Salgado

Show "Um chapéu para viagem"
Ipatinga's Perna de Pau ensemble





8.5 PROMOTING THE ARTS

Outstanding among the artistic events organized through partnerships with the Usiminas Cultural Institute (Usicultura) at its facilities in 2004 are: Stanley Jordan, Paulo Autran, Mimulus Cia de Dança, Grupo Galpão, Grupo Giramundo, Madame Butterfly with soloist Eiko Senda, staged in the Japanese Garden at the Usiminas Cultural Center, the play Melanie Klein with Nathália Timberg, Carla Marins and Rita Emor, Tres Homens Baixos with Gracindo Júnior, Francisco Cuoco and Chico Tenreiro, Galpão Cine Horto, Orchestre de l'Académie d'Accordéon de Haguenau, Alsace, France, Sylvia Klein, Ana Botafogo, pianist Lílian Barretto, Denise Stoklos and the Uberlândia Street Ballet.

The Usiminas System also sponsored important domestic and international events, always designed to educate the public and provide artistic insights, such as the V Book Salon and Literary Encounter, Minas Gerais State, the 30th Theater and Dance Popularization Campaign in Belo Horizonte, and the 1st Ipatinga Campaign; the World Scenic Arts Meeting (ECUM); the VI International Short Film Festival, Belo Horizonte, World Indie Movie Festival, and the Usiminas Culture Parade, held for eleven days at Ipatinga and seven days in Belo Horizonte, with plays, dance, music and circus performances. Additionally, the Usiminas Cultural Institute (Usicultura) sponsored the São Paulo season of Noites Brancas, with Débora Falabella and Luiz Arthur. This play was the winner of the 1st Usiminas Sinparc Prize in 2004, organized by the Scenic Arts Producers Association in Minas Gerais State, which is one of the most important and long-established in this State. Additionally, COSIPA sponsored the performance of A Summer Night's Dream in Santos by the Cia de Dança Palacio das Artes, in addition to arts workshops at Cubatão.

"Madam Butterfly"

8.6 FUTURE COMMITMENTS

	COMMITMENTS ACCEPTED	PROGRESS IN 2004	FUTURE COMMITMENTS
URBAN EQUIPMENT AND FACILITIES FOCUSED ON CULTURE	1 Continue the acquisition of equipment, upgrading facilities and fine-tuning the services rendered by the Zélia Olguin Theater and the Usiminas Cultural Center. **2** Unveiling a large public sculpture at Ipatinga by artist Tomie Ohtake. **3** Continue the policy of investing in infrastructure projects, as well as supporting and revitalizing Cultural Centers, Theaters, Museums and Cultural Facilities.	1 More than R$ 2 million was invested in acquiring equipment, supporting and underwriting the costs of these activities. Part of this funding was brought in through projects benefiting from cultural incentive laws. **2** Celebrating the anniversary of the city, a public sculpture was unveiled on April 30, by Japanese-Brazilian artist Tomie Ohtake. **3** Construction, renovation and maintenance of 21 cultural facilities, including nine theaters, a cultural center at Uberaba, and the headquarters of the Trampulim and Armatrux Groups; revitalization of facilities at the following institutions: Fundação Clóvis Salgado Foundation; the Palace of the Arts (Palácio das Artes); the Museu de Arte da Pampulha Art Museum; the Galpão Cine Horto Cinema Center; the Museu Histórico Abílio Barreto History Museum, the Biblioteca Pública Estadual Luiz Bessa State Public Library; the Minas Gerais State Public Archives (Arquivo Público Mineiro); the Fundação de Educação Artística Art Education Foundation; the Museu Giramundo Museum, the Fundação de Arte de Ouro Preto Art Foundation; and the Memória Gráfica Graphic Arts	Technical refresher courses and permanent updating of the available equipment. Commitment to continue the policy of establishing and upgrading the infrastructure supporting artistic activities; investment in projects renovating, maintaining and revitalizing Cultural Centers, theaters, museums and cultural equipment.
REFRESHER TECHNICAL COURSES FOR LOCAL AND REGIONAL ARTISTIC SEGMENTS	Continuation of programs offering courses, workshops and seminars to local communities, always striving to add to these events and projects the accomplishments achieved through training programs in the fields of the scenic and visual arts, music and opera.	Organization of courses, workshops and discussion sessions in the fields of music, theater and dance during 2004, assisting the entire artistic segment.	Continuation of the guideline extending sponsored programs in order to provide training courses, workshops etc. Development of regular training activities through the Usicultura programs.
ARTISTIC PROMOTION FOCUSED ON EDUCATING THE PUBLIC AND BUILDING UP THE MARKET	1 Continuation of the diversified high-grade programs at affordable prices provided through the Usiminas Cultural Center Theater and the Zélia Olguin Theater. **2** Encouragement for cultural projects focused on educating the public and building up the market, as well as projects supporting artistic groups.	1 In 2004, a steady stream of widely-diversified Brazilian and international attractions was presented in the fields of music, dance, theater, opera etc. **2** In 2004, the policy of providing support for artistic groups continued, building up trust and confidence for long-term results.	1 Ongoing attempts to provide eclectic and well-balanced top-grade programs for these facilities, offering cultural diversity through regional and national productions. **2** Continuation of the criteria of educating the public and fostering sustainable development through selecting projects to be sponsored and long-term programs.
ARTISTIC EDUCATION	1 Continuation of Education Actions, extending these efforts through work-shops, courses and educational shows, in addition to setting up an art library and reference center at the Usiminas Cultural Center.	1 In 2003, the Education Action Project assisted 9,000 people, extending to include 15,000 people in 2004. Outside activities included visits to day-care centers and cultural institutions.	1 Establishment of the library at the Usiminas Cultural Center during the first half of 2005, with a specific area set aside for Education Action. **2** Development of activities with teachers in the public and private school network, aiming at multiplicatory effects.
JOINT PROJECTS WITH OTHER CULTURAL INSTITUTIONS	Consolidation and expansion of technical and cultural cooperation agreements with institutions such as Fundação Clóvis Salgado Foundation, Palace of the Arts (Palácio das Artes); Sesiminas — FIEMG, the Museu de Arte da Pampulha Art Museum and the Museu Histórico Abílio Barreto History Museum, among others.	The Usiminas Cultural Institute (USI-CULTURA) underwrote advance train-ing for groups in Ipatinga, in the fields of dance and theater, as well as other groups such as the Intendente Câmara Mill Choir and the Ipatinga Youth Orchestra.	Develop decentralized actions through partnerships with the State and cultural institutions.



The rational use
of natural resources
and reduction of
environmental impacts,
along with
environmental education programs,
and flora and wildlife
recovery projects,
are the focus of the
Usiminas System's
companies sustainability-seeking actions

For the companies in the Usiminas System, the conservation and rational use of natural resources, environmental preservation, and fostering the development of an environmentally friendly mind-set among its employees and the community are always associated with integrated ecological plan that is guided by the principles of sustainable development implemented with respect for current and future generations.

A steady stream of investments underwrites the implementation of these plans, in order to lessen the impacts caused by production processes. At the Intendente Câmara Plant in Ipatinga, these investments total some R$ 1.27 billion in updated currency. In the post-privatization years, from 1995 through to 2003, the 23 major enterprises constituting the COSIPA – PAC Environmental Projects at the José Bonifácio de Andrada e Silva Plant in Cubatão absorbed more than R$ 908 million. These investments usher in substantial environmental improvements, in parallel to healthier and safer work-places, while enhancing the quality of life for the community.

Certifications prove the commitment of the companies in this System to the environment, in terms of environmental impacts. The Environment Management Systems at the two steel and metallurgy complexes consisting of the Intendente Câmara and José Bonifácio de Andrada e Silva Mills are certified under the ISO 14001 Standard, in addition to companies with relatively significant impacts such as Dufer, Unigal, Usiparts and Usiminas Mecânica.

9.1 ENVIRONMENTAL GUIDELINES

The operating guidelines established for all activities undertaken at the companies in the System, in terms of environment impacts and the environment, link the concepts of sustainable development and social accountability to operating gains and the generation of revenues through responsible sales of the by-products of their industrial processes, presented below:

- Ethical conduct in business and compliance with the legal and regulatory requirements associated with the products, processes, persons and facilities as management and administration agents;
- Strategies, plans of action and processes are slanted towards ensuring customer satisfaction and fidelity;
- Preserving the health and well-being of people, appreciating their value, building up their capacities and ensuring their involvement, motivation and safety through preventing accidents are permanent targets for corporate actions;
- Preventing pollution while identifying and controlling environment aspects, reducing the generation of solid wastes, upgrading waste-water quality and improving atmospheric emissions, in parallel to making rational use of water, electricity and feedstock are key requirements for the development of all activities;
- Management actions should generate value, ensuring the ongoing development of the Company.

9.2 LEGAL REQUIREMENTS

The production activities of the Usiminas System are guided by parameters that ensure compliance with local and Brazilian environmental laws, in addition to international standards. As their activities began well before the introduction of the regulatory and legal frameworks established for environment licensing, the Companies are currently involved in the normal licensing procedures through local entities monitoring environmental performance.

The Intendente Câmara Plant at Ipatinga, the first industrial unit of the Usiminas System, has obtained environmental licensing for its industrial plant and all the new processes that are being introduced or modified are covered by licenses from the competent environment entities. It holds two Operating Licenses: No. 318/2004 covering the Rolling Mills, Steel-Shops, Sintering Plants, Blast Furnaces and Support Areas, valid through April 20, 2008, and No. 389/2003 covering the Coking and Carbochemical Plants, valid through to September 9, 2007.

It also holds a water use certificate authorizing the use of water resources and issued by the Minas Gerais State Water Management Institute (IGAM - Instituto Mineiro de Gestão de Águas) through Edict No. 577/2000, valid through to 2005. At the Federal level, pursuant to Law No. 10,165, in order to ensure control and oversight of potentially pollutive activities making use of natural resources, its activities are registered with the Brazilian Institute for the Environment and Renewable Natural Resources (IBAMA - Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis) under No. 64,310, rated as potentially pollutive and making use of natural resources.

The operating plants run by Usiminas Mecânica S/A in Minas Gerais, São Paulo and Espirito Santo States comply with environmental legislation, and are licensed by the competent environmental entities in their respective States:

- Ipatinga Plant – Minas Gerais: Operating License No. 224, valid through to July 8, 2009;
- Welded Sections Plant – Taubaté – São Paulo: Operating License No. 3000400, currently being renewed in compliance with the São Paulo State Environmental Legislation;
- Usicort/Betim – Minas Gerais: Fabrication of blanks and platens. Operating License No. 585/00, valid through to August 5, 2008;
- USIAL/TIM'S - Carapina – Espirito Santo: Fabrication of blanks. Operating License No. 109/98, valid through to August 24, 2006.

At the Federal level, Usiminas Mecânica is registered with Ibama under No. 64.294.

The Unigal industrial plant has been issued with an environmental license, and all new processes introduced or modified are licensed by the competent environmental entities. Its Operating License No. 776/2000 expired in December 2004, with the regular revalidation process currently under way. At the Federal level, Unigal is registered with Ibama under No. 64.334.

The José Bonifácio de Andrada e Silva Plant, in Cubatão – SP, pursuant to São Paulo State Law No. 997/76, regulated by State Decree No. 47.397, has been issued with definitive Operating Licenses, with some areas still involved in the licensing process. In contrast to the Minas Gerais State legislation, the licensing process at the Plant is handled through individual items of equipment in the major areas of the Rolling Mills (12 Licenses), Steel Shop (14 Licenses), Reduction (9 Licenses), Port Unit (9 Licenses) and Support Areas (19 Licenses).

A water use certificate has been issued, valid through to October 2005 as follows: Uptake 01: Quilombo River; Uptake 02: Quilombo River Tributary Basin; Uptake 03: Onça River Tributary Basin; Uptake 04 — Moji River; and Uptake 05 — Moji River Basin — canal.

The Rio Negro plant at Guarulhos and its branch at Taubaté, both in São Paulo State, are registered with the São Paulo State Environmental Sanitation and Technology Company (Cetesb - Companhia de Tecnologia de Saneamento Ambiental do Estado de São Paulo) under No. 336-01548/7 and No. 688-00433/6 respectively, with Installation and Operating Licenses issued by this environment entity.

All the facilities of Usiparts Sistemas Automotivos are licensed through Operating License No. 271, valid through to July 8, 2007. Due to the expansion of its production facilities in order to handle the future fabrication of automotive parts for Bosch do Brasil, the Inspection and Operating License Processes began in 2004 (Proceeding COPAM/FEAM No. 00153/1987/011/2005) with the issue of these licenses forecast for May 2005.

Anta Lake at the Ipatinga Steelworks



9.3 ENVIRONMENT IMPACT INDICATORS

Among the companies in the Usiminas System, the most significant environmental impacts are caused by the activities of the Intendente Câmara Plant (Usiminas) and the José Bonifácio de Andrada e Silva Plant (Cosipa).

The main environmental impacts caused by the steel-making processes at these mills consist of discharges of particulate matter into the atmosphere, as well as sulfur and nitrogen oxides, in addition to volatile organic compounds. The main effects on water are alterations to pH levels, the presence of ammonia, solids in suspension, cyanide, phenol, oils, greases and alterations in the biochemical oxygen demand. The solid wastes consist of slags, muds and dusts produced by the steel-making processes. These impacts are monitored, providing input for ongoing improvements. The activities of the other companies are also monitored, although their environmental impacts are relatively minor.

Through specialists in the environmental areas and at the Usiminas Research Center, together with leading names in the academic field, the companies in this System are developing projects designed to make good use of solid wastes and upgrade water and air quality. These projects are submitted for the approval of the environmental entities, prior to assessing their economic feasibility.

Outstanding among the major impacts are:

Solid Wastes

Due to the characteristics of the steel-making process, solid wastes are generated in significant amounts at the Intendente Câmara Plant at Ipatinga, Minas Gerais State, and the José Bonifácio de Andrada e Silva Plant at Cubatão, São Paulo State.

The other companies in this System generate relatively minor amounts of solid wastes, producing steel scrap that is recycled back into the steel-making process.

Usiminas - Intendente Câmara Mill Solid wastes disposal


Percentage
60
50
40
30
20
10
0
58.1
39.3
6.6
58.0
35.0
7.0
58.0
35.0
7.0
2002
2003
2004

COSIPA - José Bonifácio de Andrada e Silva Plant - Solid wastes disposal


Percentage
60
40
20
0
59.0
36.0
5.0
45.6
44.9
0.6
51.9
48.8
0.2
2002
2003
2004

- Sold
- Recycled
- Stored in Controlled Landfill

At the Intendente Câmara and José Bonifácio de Andrada e Silva Mills, the solid wastes are fed back into the production processes, or may be sold to companies licensed by the local entity that oversees environment matters, or stored in special landfills that are tightly controlled, awaiting future applications.

At the Intendente Câmara Plant, these solid wastes are sold for applications that include railbed ballast, fertilizers, and soil acidity correction for the agricultural purposes, in addition to serving as the raw material for cement plants, among others, bringing in revenues of over R$ 16.9 million in 2004.

At the José Bonifácio de Andrada e Silva Plant, sales of these solid wastes brought in revenues of R$ 48 million in 2004.

Paying tribute to its correct solid wastes management processes and compliance with all aspects related their disposal, Usiminas was awarded the Minas Gerais State Industrial Solid Wastes Inventory Prize by the State Environment Foundation (FEAM – Fundação Estadual do Meio Ambiente) in the Major Corporation category.

In 2004, 90.1% of the wastes generated by Usiparts Sistemas Automotivos were recycled, 4.6% were sold to licensed companies after analysis by the environmental entity, and 3.5% were stored in controlled landfills.

At USIFAST Logística Industrial and other companies in the System, unusable tires and batteries from transportation vehicles are properly packed and shipped to the manufacturers for recycling.

At Unigal, the solid wastes are collected, separated and shipped for recycling, co-processing and disposal in controlled landfills, all in compliance with environment legislation.

At Usiminas Mecânica, Dufer, Fasal and Rio Negro, as well as other companies whose main activity is metallurgy, the main solid wastes consist of scrap steel, which is recycled by the Usiminas and Cosipa steel mills. Other wastes (mineral oils) soaked into garbage (cotton-waste and packaging plastics) and rated as toxic, are removed by specialized companies authorized by the local environmental entity. Additionally, Rio Negro runs an Environmental Education Program focused on in-house selective garbage collection, working closely with the neighboring community and turning recyclable solid wastes into a source of income that underwrites the implementation of the outreach programs run by the São Paulo Regional Office of Caritas in Brazil, which is an entity under the aegis of the National Council of Brazilian Bishops (CNBB – Conferência Nacional dos Bispos do Brasil).

Preservation area adjoining José Bonifácio de Andrada e Silva Plant



Liquid Wastes

At Intendente Câmara (Usiminas) and José Bonifácio de Andrada (Cosipa) plants, the production process wastewaters run through treatment processes at special stations.

From 1995 through to 2004, some R$ 382 million were invested in decantation, flocculation and filtering treatment processes at José Bonifácio de Andrada Plant.

In 2004, the José Bonifácio de Andrada Plant posted a freshwater recycling rate of 96%, with a freshwater and brine recycling rate of 77%. At Intendente Câmara Plant, which uses only freshwater in its processes, the average water recycling rate reached 93.7% in 2004.

Still in 2004, the liquid wastes monitored at the treatment station outlets, as well as the outlets at the electrolytic galvanizing areas, the acid water neutralization units, and the biological and oily wastes treatment stations, as well as at the general outfall of the Intendente Câmara Plant before being discharged back into the environment, post the following average ratings:


Usiminas and Cosipa -
Mean total annual water recycling rate
Percentage
100
75
50
25
0
77.0%
77.0%
93.0%
93.7%
COSIPA
(Brine + Freshwater)
USIMINAS
(Freshwater only)

PARAMETERS	Mean Values for Monitored Wastewaters General Outfall - USIMINAS						
	Ammonia (ppm)	Cyanide (ppm)	Phenols (ppm)	Solids in Suspension (ppm)	Oils & Greases (ppm)	pH	Chemical Oxygen Demand (ppm)
Legal Standard	**5.00**	**0.200**	**0.200**	**60.00**	**20.00**	**6.0 a 9.0**	**90.00**
Mean 2002	1.04	0.031	0.002	28.26	3.09	7.37	6.01
Mean 2003	1.21	0.041	0.003	26.04	3.33	7.31	5.67
Mean 2004	2.05	0.06	0.002	39.69	3.11	7.50	5.44

ppm = Parts per million

Monitoring the Liquid Wastes Treatment Stations - USIMINAS

PARAMETERS	Biological Treatment Station		Electrolytic Galvanization Treatment Station		Acids Neutralizing Station		Oil Treatment Station	
	Cyanide	Ammonia	Chemical Oxygen Demand	Zinc	Soluble Iron	PH	Oil	Solids in Suspension
Legal Standard	**0.20 ppm**	**5.0 ppm**	**90.0 ppm**	**10.0 ppm**	**10 ppm**	**6 to 9**	**20.0 ppm**	**60.0 ppm**
Mean 2002	0.20	0.19	6.91	3.2	0.27	7.42	11.41	19.44
Mean 2003	0.21	1.22	9.47	2.65	0.46	7.50	12.86	18.66
Mean 2004	0.19	1.10	2.97	2.73	0.38	7.44	10.55	21.20

ppm = Parts per million

At Cosipa, the liquid wastes monitored at the outlets of the treatment stations, such as those at the acids waters neutralization and biological treatment/oily wastes treatment stations, as well as the final disposal, posted the following average ratings before being discharged back into the environment:

COSIPA Discharge Point

PARAMETERS	Ammonia (ppm)	Cyanide (ppm)	Phenols (ppm)	Sedimentable Matter (ppm)	Mineral Oil & Grease (ppm)	pH	Biological Oxygen Demand (ppm)
Legal Standard	**5**	**0.2**	**0.5**	**1**	**20**	**6 to 9**	**60**
Mean 2002	2.3	0.12	0.1	1.0	20	5.9	58
Mean 2003	2.4	0.03	0.09	0.16	17.7	7	18
Mean 2004	3.4	0.08	0.1	0.2	15.3	7.4	11.5

ppm = parts per million

At Usiminas Mecânica, the retention processes for the main liquid wastes generated by the production processes performed as follows through the treatment processes at special stations:

Sewage Treatment Station Usiminas Mecânica, Ipatinga, Minas Gerais

PARAMETERS	Tensoactive Agent (ppm)	Dissolved Oxygen (ppm)	Biological Oxygen Demand (ppm)	Oils & Greases(ppm)	pH	Chemical Oxygen Demand(ppm)
Legal Standard	**2**	**5**	**60.00**	**20.00**	**6 to 9**	**60.00**
Mean 2002	0.09	4.10	41.26	9.19	6.32	82.87
Mean 2003	0.04	3.78	31.74	4.13	6.48	67.89
Mean 2004	0.04	2.33	33.55	3.81	6.66	47.54

ppm = parts per million

Average Wastewaters Values, Separation Unit, Usiminas Mecânica - USICORT Unit, Betim, Minas Gerais

PARAMETERS	Tensoactive Agent (ppm)	Oils & Greases (ppm)	pH
Legal Standard	**2.0**	**20.00**	**6 to 9**
Mean 2002	1.57	7.72	7.42
Mean 2003	1.24	9.05	7.19
Mean 2004	0.74	6.20	7.39

ppm = parts per million

Wastewaters from the Biological Filter - Usiminas Mecânica - USICORT Unit, Betim, Minas Gerais

PARAMETERS	Tensoactive Agent (ppm)	Solids in Suspension (ppm)	Oils & Greases (ppm)	pH
Legal Standard	**2.0**	**60.0**	**20.00**	**6 to 9**
Mean 2002	0.3	27.3	5.1	7.0
Mean 2003	0.4	23.2	5.01	7.4
Mean 2004	0.4	30.2	5.6	7.5

ppm = parts per million

At Unigal, the processes and liquid wastes treatment station performed as follows on average, in 2004:

UNIGAL's Galvanizing Liquid Waste Treatment Station										
PARAMETERS	pH	Solids in Suspension (ppm)	Oil (ppm)	Soluble Iron	Chemical Oxygen Demand (ppm)	Detergents (ABS) (ppm)	Trivalent Chrome (ppm)	Hexavalent Chrome (ppm)	SS-60 * (mL/L)	Zinc (ppm)
Legal Standard	**6 to 9**	**60**	**20**	**10**	**90**	**2**	**1**	**0.5**	**-**	**5**
Mean 2002	7.41	6.3	3.58	0.26	8.67	0.18	0.06	<0.05	0.08	0.07
Mean 2003	7.16	11.2	3.20	0.26	12.38	0.07	0.13	<0.05	0.12	0.25
Mean 2004	7.28	7.00	2.25	0.14	5.68	0.02	0.10	<0.05	0.11	0.15

* - Sedimentable Solids in 60 minutes
ppm = parts per million

At Usiparts Sistemas Automotivos, the liquid wastes are treated at a special station consisting of a biological line and two physical-chemical lines. Due to higher production demands, it proved necessary to resize the current stations. The project has already been drawn up and approved by the environmental entity, and is currently being implemented. Tests using new technologies (polymers) and a study covering the acquisition of a press-filter to remove phosphate sludge from the generation source are already being carried out, supplementing measures to bring the impact of these liquid wastes down to low levels.

USIPARTS Monitoring the General Outfall Mean Values								
PARAMETERS	Lead (ppm)	Soluble Iron (ppm)	Detergents (ABS) (ppm)	Sedimentable Matter (ppm)	Nickel (ppm)	Oils & Greases (ppm)	pH	Solids in Suspension (ppm)
Legal Standard	**0.1**	**10**	**2.0**	**1.0**	**1.0**	**50**	**6.5 - 8.5**	**100**
Mean 2002	< 0.01	1.9	< 0.1	< 0.1	0.2	2.0	7.3	29.0
Mean 2003	< 0.01	3.15	0.7	0.7	2.9	41.1	6.6	49.4
Mean 2004	ND	0.645	ND	0.755	1.79	7.17	7.02	46.33

ND = Not detectible

Similar to the other companies, the lube-oils used by Usifast Logística Industrial for its vehicle fleet are collected and shipped for recycling by an agent accredited by the National Petroleum Agency (ANP - Agência Nacional do Petróleo).

Atmospheric Emissions

Monitoring air quality on the premises and around the Usiminas and Cosipa steel-making and metallurgy complexes is handled through monitoring stations that assess the performance of the equipment and atmospheric emissions control processes. The Cosipa industrial complex is monitored externally and independently by the São Paulo State Environment Agency (CETESB - Companhia de Tecnologia e Saneamento Ambiental). It is included under the Winter Operation Program run by Cetesb/SP, together with several other major enterprises in several industrial segments located in the Cubatão Industrial Complex, São Paulo State. Implemented from May through October, this Program phases in measures that may halt the production processes of these companies due to dropping air quality caused by pollutant emissions by the industries in this complex. Since 1995, the CETESB monitoring records have not detected any air quality levels that have resulted in any alteration to the pace of production by Cosipa. From 1995 through to 2004, the Company has invested some R$ 524 million in controlling its atmospheric emissions.



USIMINAS - NOx Emission Monitoring in Districts around Intendente Câmara Plant
Annual mean values
100
80
60
40
20
0
100,0
Legal Standard (ppm)
2002
2003
2004
39.4
33.5
26.2
36.9
33.4
32.4
23.2
22.3
16.1
18.1
18.3
18.0
24.2
21.5
19.0
30.0
28.1
27.6
24.0
20.5
17.7
District I
District II
District III
District IV
District V
District VI
District VII

At Usiminas, in addition to the internal monitoring stations, air quality is checked by a further seven stations in the Bom Retiro, Castelo, Cariru, and Bairro das Aguas districts, as well at head offices, the research center and the Novo Cruzeiro district in the town of Ipatinga.

In order to upgrade air quality assessments, Usiminas acquired an automatic meteorological metering station in 2003 that allows more accurate analyses of air pollutant dispersal conditions. This station provides on-line data covering wind speed and direction, sunlight, temperature, pressure, relative humidity and rain, allowing immediate analyses of pollutant dispersal conditions. As an air quality management tool for the Ipatinga region, USIMINAS uses a mathematical pollutant dispersal assessment model called "Breeze".

Based on computer simulations, this model establishes a link between pollutant emission levels at the source and the concentrations in the air, as well as drawing up environmental impact forecasts and pinpointing critical pollution points. The monitoring campaigns show concentration levels that are well below the ceilings permitted by State Environment Laws. In order to reduce atmospheric emissions more specifically particulate matter 72 dust scrubbers have been installed at Usiminas, since it was established.


USIMINAS - SO2 Emission Monitoring in Districts Around Intendente Câmara Plant
Annual mean values
2002
2003
2004
80.0
Legal Standard (ppm)
32.9
29.6
30.0
25.1
25.3
25.5
25.0
25.1
26.0
< 25.0
< 25.0
< 25.0
< 25.0
District I
District II
District III
District IV
District V
District VI
District VII


USIMINAS - Inhalable Particle Emission Monitoring in Districts Around Intendente Câmara Plant
Annual average - Milligrams/m³
2002
2003
2004
80,0
Legal Standard (ppm)
44,4
53,1
41,3
51,8
57,4
49,4
44,7
40,9
28,8
24,4
25,9
19,7
27,4
30,2
16,2
28,25
32,3
26,0
22,95
28,8
24,4
District I
District II
District III
District IV
District V
District VI
District VII


USIMINAS - Particulate Matter Emission Monitoring in Districts Around Intendente Câmara Plant
Annual average - Milligrams/m³
2002
2003
2004
80,0
Legal Standard (ppm)
57,4
64,7
52,0
71,6
74,9
60,5
80,6
78,9
57,0
49,2
48,5
35,6
46,7
48,5
34,6
44,8
47,2
40,0
38,2
39,2
36,7
District I
District II
District III
District IV
District V
District VI
District VII

At Cosipa, the atmospheric emissions from the Electrostatic Precipitators at the Sintering Plants are monitored, presenting the following mean values:

PARAMETERS	Atmospheric Effluents Sintering Plant 2			Atmospheric Effluents Sintering Plant 3		
	Particulate Matter (mg/Nm³)	SO_2 (mg/Nm³)	NOx (mg/Nm³)	Particulate Matter(mg/Nm³)	SO_2 (mg/Nm³)	NOx (mg/Nm³)
Legal Standard	**75**	**2.500**	**100**	**75**	**2.500**	**100**
Mean 2002	68.1	ND	ND*	66.7	ND*	-
Mean 2003	67.2	276.3	ND*	42.7	311.5	68.2
Mean 2004	23.58	20.35	14.12	27.86	96.9	ND*

ND = Not detectible

At Unigal, the atmospheric emissions monitored at their respective sources posted the following mean values compared to the stipulated parameters:

Site	Parameters	Legal Standard	Mean 2002	Mean 2003	Mean 2004
Continuous Annealing Furnace	Particulate Matter (mg/Nm³)	150	48.36	17.72	38.14
	SO_2 (mg/Nm³)	2.500	529.4	385.6	485.47
	Zinc µ (g/Nm³)	50*	0.553	0.13	0.626
Galvannealing Furnace	Particulate Matter (mg/Nm³)	150	5.12	9.4	18.28
	SO_2 (mg/Nm³)	2.500	6.71	12.83	1.14
	Zinc µ (g/Nm³)	50*	0.47	0.56	1.47
Chroming Unit Exhaust	Particulate Matter (mg/Nm³)	150	16.69	2.84	8.92
	Chrome µ (g/Nm³)	50*	0.005	0.32	ND
Chroming Unit Dryer	Particulate Matter (mg/Nm³)	150	8.48	7	6.19
	Chrome µ (g/Nm³)	50*	ND	0.02	ND

ND = Not detectible
* = In-House Standard

At Usiparts Sistemas Automotivos, the atmospheric emissions are characteristic of sanding processes, as well as the application and cure of industrial paintwork, fully absorbed by the exhaust systems of the installed equipment, consisting of uptake hoods, conduits, exhaust fans and flues (control systems licensed by the environmental entity). The end-emissions by these controlled systems are sampled regularly and assessed against the applicable parameters. Compared with the standards stipulated by Environmental Legislation, they are well below the stipulated parameters.

The control of atmospheric emissions is not limited to emissions on company premises. Stringent controls curtail the emission of smoke by vehicles in the USIFAST Logstica Industrial fleet, monitoring the gases emitted by the diesel engine exhausts and helping upgrade air quality while lowering fuel consumption and extending the useful life of these vehicles.

At the Usiminas Mecânica industrial plant at Ipatinga, atmospheric emissions are controlled through two monitoring stations on land alongside the company premises, recording the following concentrations of sedimentable particles:

PARAMETERS	Mean Values (µg/m3)					
	Parking Area			Bicycle Rack		
	2002	2003	2004	2002	2003	2004
Legal Standard	**10**	**10**	**10**	**10**	**10**	**10**
Sedimentable Particles	14.48	8.63	7.80	21.09	10.54	10.09

ppm = parts per million

The production processes at the other companies in the System have no significant environmental impacts on the atmosphere.

Energy Matrix

The main energy source used by the Intendente Cmara and Jos Bonifcio de Andrada e Silva Mills is coal, accounting for an average of 77.9% of all primary energy consumed by these two mills in 2004. The coking, iron reduction steel refining processes generate Coking Gases (COG), Blast Furnace Gases (BFG) and Steel Shop Gases (LDG), as well as combustible liquids that are cleaned, stored and reused in various stages of the production processes at these Mills. The electricity consumed is acquired from power distribution concessionaires in Brazil, where hydro-power predominates (70.6%).

In 2004, the Intendente Cmara Plant posted a primary energy consumption of 120,060,842,1 gigajoules with the following equivalent distribution by source: Coal = 93,568,054.3 gigajoules (77.93%); Electricity acquired from the concessionaire = 16,918,051.7 gigajoules (14.09%); Oil (oil products) = 2,795,197.6 gigajoules (2.33%); Air gases (cryogenic) = 6,779,538.5 gigajoules (5.65%).

At the José Bonifácio de Andrada e Silva Plant, the total consumption of primary energy sources reached the equivalent of 106,916,701.0 gigajoules distributed as follows: Coal = 85,534,203.0 gigajoules (80.0%); Electricity acquired from the concessionaire = 16,773,147.0 gigajoules (15.7%); Natural gas = 4,445,032 gigajoules (4.1%); Oil (oil products) = 84,266 gigajoules (0.1%); Air gases (cryogenic) = 80,053 gigajoules (0.1%).

For the third time, Cosipa won the National Energy Conservation and Rational Use Prize 2004, in the Oil Products and Natural Gas Category. This prize was established through a decree issued by the President of Brazil in 1993, regulated by the Ministry of Mines and Energy. This is a joint initiative run by Eletrobrás, the National Electricity Conservation Program (PROCEL) and Petrobrás/CONPET, together with several business institutions in Brazil, including the National Confederation of Industries (CNI - Confederação Nacional das Indústrias). The Company was honored for its natural gas fine-tuning and rational use program, used as a supplementary fuel in its energy matrix, through adopting the following measures:

- Fine-tuning the ultra-clean materials annealing cycle to produce drums; Enrichment of regenerator combustion air for Blast Furnace No. 1;
- *Modifications to the boiler pilots at the thermo-power plant;* and natural gas savings through lower coking gas consumption at Sintering Plant 3.

This project reduced fuel consumption by the industrial production lines at the José Bonifácio de Andrada e Silva Plant in Cubatão by 2%, saving 2,042.2 megajoules per ton of sinter produced and equivalent to the energy.

In 2004, the energy sources used by Usifast Logística Industrial included electricity acquired from the concessionaire (8.56%); diesel oil (89.18%); liquefied petroleum gas LPG (1.73%) and gasoline (0.54%). Converted, these energy volumes reached the equivalent of 21,382.9 gigajoules.

In 2004, the primary sources used by Unigal, transferred by Usiminas, consisted of electricity (27.58%); steam (10.2%) and the gases generated by the steel-making process (62.21%), in addition to liquefied petroleum gas (LPG) acquired from third parties (0.01%), totaling consumption equivalent to 545,720.7 gigajoules. Despite an increase of 7.44% in its coated steel output, the Company managed to lower its energy consumption in 2004 by 4.19% per ton of coated steel.

With its primary energy sources being electricity acquired from the concessionaire (98.9%) and liquefied petroleum gas (LPG) (1.1%), in 2004 Usipart posted consumption of 75,067.0 gigajoules. With an identical energy matrix, Usiminas Mecânica posted consumption equivalent to 75,573.4 gigajoules, with 8.55% consisting of liquefied petroleum gas (LPG) and 91.45% electricity acquired from the concessionaire.

The other companies in the System use electricity as their primary energy source, acquired from local power distribution concessionaires. In 2004, Dufer acquired and consumed some 5,153.63 gigajoules of electricity for its industrial processes, while consumption by Rio Negro reached 15,353.3 gigajoules.

Internal grounds, Intendente Câmara Plant



Suppliers, Service-Providers and Customers

The companies in the Usiminas System strive to extend the guidelines underpinning the integrated management system of its companies to the entire production chain, including Environmental Management techniques:

- Its customers are provided with information on products and the precautions required for handling them, in addition to helping them adapt to the requirements of current environmental legislation. Fully recyclable, steel has an aggressive scrap market that helps prevent it being simply dumped.
- The suppliers are assessed in terms of the environmental impacts of their activities, through the Usiminas Supplier Development Process.

Through provisions in their contracts, the service-providers comply with the guidelines stipulated by the Environmental Management Systems in terms of child labor, forced labor, employee discrimination and the impact of their activities, always participating in campaigns, technical seminars and discussions. In order to encourage good environmental practices, during the XXVII Environment Week run by Usiminas in 2004, two companies were honored for outstanding environment management: TenarisConfab in the Customer Category, and Petrobrs Distribuidora S.A in the Supplier Category.

9.4 COMMUNITY INVOLVEMENT

Similar to the social and cultural areas, companies in the Usiminas System are endowed with methodical mechanisms for interacting with the community on matters related to the environment, perceiving concerns and developing specific programs. At Usiminas and Cosipa – whose activities have more significant environmental impacts this community involvement has a higher public profile. Usiminas sits on the State Committee for the Piracicabe River Basin (MG); the Federal Committee for the Doce River Basin; the Doce River State Park Advisory Board; the State Water Resources Council (CERH); and the East Minas Gerais State Regional Unit Board/State Environmental Policy Council (COPAM - Conselho Estadual de Poltica Ambiental).

With regard to the community, the companies in the Usiminas System support the establishment and functioning of regional and run rehabilitation programs for areas degraded by human occupancy. They organize tours of their industrial facilities for community leaders and the public in general, providing information on production processes in addition to future projects

"Usiminas's environmental presence in Ipatinga is only natural. It ensues from effective measures that permeate the company's operations and whose ethics is based on intelligent, careful action in dealing with the environment.
The word, ethics, derives from the Greek ethos, and originally means "home". It represents the care one takes with one's home and the maintenance of the essential values in close association between human beings and the other beings on this planet. The flora and fauna of Ipatinga habe special meaning to Usiminas. They are both part of the same scenario.
Environmental Education extended to the entire community and the Gallery Forest Project, in a partnership with the Relictos Foundation – is a priceless gift to the region, and are but two examples of a company that stands up to sustainable development."

Lélio Costa e Silva
[illegible] in Veterinary Medicine
Specialist in Ecology and Environmental Conservation
Consultant to the Relictos Foundation – Ipatinga – MG

and their impacts, presenting their expectations and generating information that will underpin the development of future programs. Cosipa approaches communities through the Community Consultation Panel organized by CIESP in Cubatão, attending monthly meetings with representatives of the Mayors Office and local leaders from various districts in Cubato, in addition to teaching institutions and professional associations. Outstanding among the main programs benefiting the community are:

Green Areas Program

These programs are designed to reconstitute native plantlife in areas degraded by human occupancy. Usiminas runs programs that re-establish native plantlife in areas degraded by human occupancy. In 2004 the main plant nursery in its zoo-botanical park produced a total of 279,259 seedlings native to the region, 14% more than in 2003. In 2004, the Riverbank Forest Project, run in partnership with the Fundação Relictos Foundation and the State Forests Institute (IEF - Instituto Estadual de Florestas), upgraded 185.30 hectares along 22 kilometers of riverbanks on the Piracicaba and Doce Rivers, planted with 44,330 seedlings, making a total of 327,383 plantings, 31.7% higher than the total number of seedlings planted in 2003. The Gallery Forest Project run by Usiminas was honored by the Furnas Centrais Eltricas S/A power utility and the Estado de Minas and Correio Braziliense newspapers through the Furnas Ouro Azul Prize, which pays tribute to the best water preservation, appreciation and smart use projects implemented by companies, communities and Governments. Additionally, a total of 22,764 native species seedlings were planted and replanted through the Urban Woodlands Project in the Usipa and Horto districts, reconstituting green areas damaged by forest fires. The seedlings grown in the Usiminas central nursery were also used to ornament its industrial plants and maintain urban woodlands. These activities allowed Ipatinga to reach a rating of 127 m^2 green area per inhabitant, tenfold the level recommended by the World Health Organization (WHO) of $12m^2$/inhabitant.

The São Paulo Orchard More Green, More Life Project introduced by the So Paulo State Environment Bureau was supported by Cosipa, fostering the environmental reclamation of the banks of the Pinheiros River. The stretch of river adopted by Cosipa is located close to the University Campus Bridge, where the soil was reclaimed and tree seedlings were planted.

Seedling bed at the zoo-botanical park.

This Project bought Cosipa the honor of the Von Martius Prize, awarded by the Brazilian-Germany Chamber of Commerce and Industry in São Paulo. At the José Bonifácio de Andrada e Silva Plant, the Landscape Master Plan was drawn up in 1999 for its on-site green areas. The complete project includes establishing 213,000m^2 of new green areas and upgrading 480,000m^2 of existing green areas. In 2001, Cosipa implemented Phase 1 of this Project, completing 56% (119.500m^2) and 24% of its upgrades (117,000m^2). With the completion of Phase 2 in 2004, a further 12% of existing green areas were enhanced (57,700m^2) with a further 7,000m^2 of gardens and copses established, reaching 60% of the total covered by the global project. In these areas, 8,000 trees and 8,000 bushes were planted, in addition to 117,000m^2 of groundcover, resulting in the introduction of a further 92 new plant species. The total green area at this Plant covers 1,138,000m^2, of which 649,000m^2 are natural green areas (Tapera and Casqueirinho Hills) and 489, 000m^2 are planted, resulting in an average of over 94m^2 of green area per inhabitant, well above the minimum level of 12.0m^2 per inhabitant recommended by the World Health Organization (WHO).

Wildlife Protection

Protecting natural assets, particularly local wildlife, is another field where Usiminas is active, through the Usipa Cebus Biodiversity Center, run by the Usipa Sports and Recreation Association, registered with Ibama under No. 247.002. Following Ibama guidelines, Cebus welcomes wild animals in many different situations, some seized by the Forest Rangers, or by Ibama itself, while others are donated privately. Most of these animals require special care during their recovery, which is conducted by specialists who include veterinarians and biologists, in addition to handlers with ample experience on the Usipa staff. In 2004, forging ahead with its joint action policy, working with Ibama and the Minas Gerais State Environment Police, helping handle, screen and assign wild animals, the Cebus staff consisted of a handler, a biologist and a veterinarian. This group was closely involved in capturing a jaguar in the town of Governador Valadares, including anesthesia, laboratory examinations and keeping it in quarantine. It also received and treated a tapir (tapirus terrestris) in extremely poor condition, seized from a poacher by the Environment Police close to the boundaries of the Rio Doce State Park. Through a joint initiative with the East Minas Gerais University Center (UNILESTE-MG) four research projects were completed in 2004, improving the technical expertise of all those involved:

- Colonization and Biodiversity Standards for Herbivorous Insects in Eucalyptus Grandis Plantations; Influence of water and heat contexts during the artificial incubation on the embryo development and behavior of red-footed tortoise (Geochelonia carbonaria) (Spix, 1824), yellow-footed tortoise (Geochelonia denticulata) (Linnaeus, 1766) and Geoffroys side-necked turtle (Prynops geoffranus) (Schweigger, 1812);
- Morphological aspects of colpocytology during the oestral cycle of Capybaras (Hydrochaeris hydrochaeris) bred in captivity;
- Assessment of the Reproductive Behavior and Weight Increase of the American Rhea (Rheiforme; Birds) in the Zoo at the USIPA Biodiversity Center (CEBUS), Ipatinga, MG;
- Sinanthropy of muscoid flies belonging to the Calliphoridae and Muscidae families, Ipatinga, MG.

In tribute to its efforts to foster biodiversity, Usiminas was honored by the Outstanding Performance Fostering Sustainable Development National Diploma, awarded by the Instituto Ambiental Biosfera, at a ceremony held in Brasilia.



Usipa's Biodiversity Center Zoo



Environmental Education

Environmental education campaigns are run by the Usiminas System for its employees as well as the community. Environment weeks are organized for the employees, in parallel to motivation campaigns and capacity-building classes focused on the environmental impacts caused by their activities, showing environmentally correct ways of acting at their work-posts that help eliminate or minimize these impacts. In order to enhance environmental awareness among the community, particularly the Government-run and private school network, since 1984 Usiminas has been sponsoring the Xerimbabo Environmental Education Project. In 2004, this Project showcased the keynote topic of The Present is Called You Project, based on its twenty-year track-record, welcoming 130,541 visitors from eighty Municipal Districts and 537 schools, mainly in the Vale do Aço and Vale do Rio Doce regions, building up a total participation in these twenty campaigns of more than 1.33 million people.

Similar to other companies in the Usiminas System, RIO NEGRO organizes its own Environment Week in order to make its employees, their relatives and the local community more aware of the importance of the environment. Always focused on a specific topic, these events include educational lectures, planting trees and bushes, and distributing fruit-tree seeds to the community.

Xerimbabo project



9.5 COMMITMENTS ASSUMED

Based on a painstaking classification of environmental impacts, the Environmental Management System has drawn up operating procedures that are designed to prevent or minimize these impacts. The goal and targets are constantly reworked, in order to control significant impacts and ensure the ongoing improvement of its environmental performance. At Usiminas, this program was reviewed in 2004, with the following commitments established for 2004 through 2012:

	COMMITMENTS ACCEPTED	PROGRESS IN 2004	FUTURE COMMITMENTS
AIR	Reduce specific monitored emissions of particulate matter by an average of 30% from 2002 through to December 2008; Implement actions designed to reduce gases in the coking and carbochemical plant areas by December 2007.	Control pollutant emissions from the furnace area at Coking Plant 2 a new loading car was acquired (currently being assembled by the John M. Henderson (JMH) company in Scotland) with repairs to Loading Car No. 4. Actions implemented consisting of repairs and designs for new facilities under way.	Implementation of the new High and Low Ammonia Licor Pressure System developed by the UHDE company, scheduled to come on-stream in December 2005. Refitting the top of Coking Furnace 2 replacement and alignment of the loading mouths, replacement of cross-struts, leveling the top of the furnaces and the combustion chambers, and aligning the riser pipes civil construction work under way, scheduled for completion in September 2005.
WATER	Reach a recycling rate of 93.6% or more by December 2004.	Water recycling project completed for the indirect LLE cooling systems. Recycling rate of 93.7% reached in 2004.	For 2005, a target of 93.9% was established.
SOIL	Reduce the amount of solid wastes dumped in a controlled landfill by 2,000 tons/month from May 2004 onwards; Sell 1,900,000 tons of solid wastes in 2004; Decontaminate the soil in the old solid wastes dump area (Redo Shaft).	Average amounts of solid wastes dumped in the controlled landfill reached 17,769 tons/month in 2004, due to the difficulties encountered by the industrial ceramics sector in terms of the environmental licensing processes for potteries, brickworks and transportation. Only 1,761,213 tons of solid wastes were sold in 2004, due to the difficulties encountered with environmental licensing by its customers, which is a condition stipulated by the Company. Organic vapor and water treatment stations operating normally.	For 2005, the class IIa and IIb solid wastes disposal targets in an industrial landfill was maintained at 15,000 tons a month or less. For 2005, the target of selling 1,798,596 tons was established. The completion of the decontamination of this area is scheduled for 2012.

At Cosipa, this Program established the following commitments:

	COMMITMENTS ACCEPTED	PROGRESS IN 2004	FUTURE COMMITMENTS
AIR	Lower the specific emissions of monitored particulate matter by an average of 19% through to December 2004. Fine-tune the environmental monitoring network by December 2004.	The specific emissions by the Plant were lowered by 36.5%, down from 1.15 kg/tab in 2002 to 0.73 kg/tab in 2004. Use of 15 opacimeters, continuously monitoring major sources at the Plant, two of which are interconnected to CETESB on-line.	Install self-adjusting doors on the Coke Battery Furnaces and refit the furnace walls in order to eliminate possible gas leaks by December 31, 2007..
WATER	Recycle 180 m3/hour of liquid wastes from the Degassing Area RH3 by 2004.	Target reached with the average recycling rate of 180 m3/hour in the Degassing Area RH3 in 2004.	Install water recycling system in the internal piping of the Blast Furnace 1 Area, by February 9, 2006.
SOIL	Sell 1,680,000 tons of solid wastes in 2004, reducing the need for storage in controlled landfills.	A Solid Wastes Center was built, reaching the target through stepping up the volume of solid wastes sold from 45.6% to 51.9% working with companies licensed for this purpose.	Minimize solid wastes generation.

The following environmental commitments were established by Usiparts Sistemas Automotivos:

	COMMITMENTS ACCEPTED	PROGRESS IN 2004	FUTURE COMMITMENTS
AIR	Fine-tune the exhaust system in the paint preparation room (project already approved by the environmental entity) in order to obtain better results from environmental monitoring by 2005.	System fully installed and in operation by 2004.	Maintain the atmospheric discharge monitoring program.
WATER	By 2005, acquire a press-filter to remove phosphate sludge, supplementing measures designed to bring all the liquid wastes impacts down to a level below the standards established for the activity.	The installation study is in its final phase.	Completion of the study and installation scheduled for the second half of 2005.
SOIL	Construction of a storage shed with 380 m2 of constructed area, for screening, pressing and bundling Class III inert solid wastes, scheduled for full operations in 2004.	The screening, pressing and bundling depot for inert solid wastes already built and in full operation.	Adapting the rainwater outlet area from the paintwork section, building a dissipater and repairing an eroded portion of the slope.

In order to control and minimize the significant environmental impacts caused by Unigal, related to the use of raw materials and feedstock the Scrap Generation Reduction Environmental Target was established. This is intended to lower the consumption of natural resources and other feedstocks such as: Steel Coils, COG, Water, Electricity, Zinc, LPG, Paper, Plastic, Timber and others. This goal was broken down into targets and projects/actions controlled through monthly monitoring activities. In 2004, Unigal reduced the average consumption of its primary energy sources by 4.19% per ton of coated steel.

A daring environmental investment program will implemented by Usiminas Mecânica in 2004 and 2005, targeting its production plants, in order to match its main performance indicators to the accepted standards:

	COMMITMENTS ACCEPTED	PROGRESS IN 2004	FUTURE COMMITMENTS
AIR	Control the atmospheric emissions from the painting processes by December 2005 through implementing a painting process control system by December 2005.	Due to increased output of UMSA, it was necessary to review the project and its concepts, introducing a new electricity substation and a compressed air generation center, in addition to a distribution network and the acquisition of compressors. The fabrication of the metal structures was completed.	Completion of the paintwork shed schedule for April 2005.
WATER	Upgrade the liquid wastes system by December 2004 through the Sewage Treatment Station Operations, with an operating rate of 90% in 2004.	The Sewage Treatment Station operated at an average rate of 96% during 2004.	In 2005, the operating performance of the Sewage Treatment Station should be maintained, at an operating rate of 90% or more.
ENERGY	Develop a program aiming to rationalize power and LPG consumption	Sectoral electricity consumption in kWh/ton produced and LPG in Kg/ton produced targets established, substotuting previous indicators. In 2004 electricity and LPG consumption was lower than established goals.	Maintain electricity and LPG consumption rationalization program according to established objectives, adjusting sectoral consumption goals.



Usiminas bases the preparation of its Social Statements on the recommendations of the Brazilian Institute for Social and Economic Analyses – IBASE and, as of the year 2000, on the guidelines of the Global Reporting Initiative – GRI, both chartered to disseminate guidelines for the preparation of sustainability reports, applied globally and voluntarily by the organizations that wish to provide transparency to their activities' economic, environmental, social and cultural aspects. What follows is information on the Usiminas System's economic and social performance, whose preparation complies with guidelines emanated from the entities above.

10.1 CONTENT INDEX

Table of Contents - Global Reporting Initiative – GRI

Vision and Strategy	
1.1	5
1.2	2

Profile	
2.1	6
2.2	6
2.3	6 to 10; 11; 12
2.4	6 to 10
2.5	6 to 10
2.6	10; 11
2.7	17
2.8	15; 16; 17
2.9	2; 6 to 10
2.10	89; 92 to 94
2.11	2
2.12	86
2.13	6 to 10
2.14	(1)*
2.15	13
2.16	(1)*
2.17	87
2.18	11
2.19	(1)*
2.20	11; 13
2.21	11; 13
2.22	92 to 94

Management System	
3.1	10; 11
3.2	10
3.3	10; 11
3.4	10; 11; 12; 13
3.5	(2)*
3.6	92 to 94
3.7	4; 5; 18; 19; 21; 22; 40; 41; 58; 64; 65
3.8	10
3.9	2
3.10	10; 19; 21; 22; 26 to 29; 41; 42; 78
3.11	10; 19; 21; 22; 26 to 29; 41; 42; 78
3.12	2; 13; 19; 22; 27; 41 to 43; 78; 82
3.13	13
3.14	cover; 12; 19; 21
3.15	75
3.16	19; 21
3.17	26; 27; 41; 42
3.18	(1)*
3.19	15; 19; 35; 36; 39; 57; 83 to 85
3.20	cover

Economic			
Mandatory		Additional	
EC1	16		
EC2	19		
Suppliers			
EC3	16; 21; 22	EC11	21; 22
EC4	16; 22		
Employees			
EC5	16; 88; 89		
Financers & Stockholders			
EC6	16; 89		
EC7	16		
Public Sector			
EC8	16; 88	EC12	88
EC9	42; 88; 91		
EC10	88		
Indirect Economic Impacts			
		EC13	43

Environmental			
Mandatory		Additional	
Materials			
EN1	(3)*		
EN2	68; 69		
Power			
EN3	76; 77	EN17	76; 77
EN4	76; 77	EN18	76; 77
		EN19	76; 77
Water			
EN5	70	EN20	70 to 72
		EN21	70 to 72
		EN22	70 to 72
Biodiversity			
EN6	6 a 10	EN23	6 to 10
RN7	68	EN24	6 to 10
		EN25	(4)*
		EN26	79; 82
		EN27	79; 80; 81
		EN28	(4)*
		EN29	(4)*
Emmisions, Effluents & Waste			
EN8	73 to 76		
EN9	(5)*		
EN10	73 to 76		
EN11	68; 69		
EN12	70 to 72		
EN13	70 to 72		
Suppliers			
		EN33	78
Products & Services			
EN14	69; 78		
EN15	68		
Conformity			
EN16	(6)*		
Transportation			
		EN34	75
General			
		EN35	88

Social			
Mandatory		Additional	
Employees			
LA1	6 to 10; 25; 27	LA12	29 to 38
LA2	25; 88; 89		
Labor relations			
LA3	26	LA13	10
LA4	26 to 28		
Health & Safety			
LA5	29 to 31	LA14	
LA6	29 to 31; 38	LA15	
LA7	32		
LA8	(7)*		
Training & Education			
LA9	36	LA16	35; 36
		LA17	35; 36
Diversity & Opportunity			
LA10	89		
LA11	88		
Strategy & Management System			
HR1	12	HR8	35; 36
HR2	21; 25 to 39		
HR3	21; 22		
Non-discrimination			
HR4	26 to 29		
Freedom of Association and Collective Bargaining			
HR5	26; 27		
Child Labor			
HR6	21		
Disciplinary Practices			
		HR9	(6)*
		HR10	27
Safety Practices			
		HR11	35
Indigenous Rights			
		HR12	(8)*
		HR13	(8)*
		HR14	(8)*

Community			
SO1	41; 42	SO4	28; 29; 76
Corruption & Bribery			
SO2	11		
Political Contributions			
SO3	11	SO5	(9)*
Competition & Pricing			
		SO6	89
		SO7	10 to 13
Consumer Health			
PR1	19	PR4	109
		PR5	89
		PR6	cover
Products & Services			
PR2	19	PR8	12
PR7	89		
Advertising			
		PR9	12
		PR10	(6)*
Respect to Privacy			
PR3	19	PR11	90

* See Explanatory Notes on page 91.

10.2 USIMINAS SYSTEM IN FIGURES - IBASE

(In thousand of reais)



1 - Calculation Basis	2004		2003	
	Usiminas	Usiminas System	Usiminas	Usiminas System
1.1. Net Revenues	6,683,127	12,229,873	4,808,759	8,659,909
1.2. Operating Income RO (1)	2,792,560	4,960,097	1,512,621	2,517,538
1.3. Gross Payroll FPB	521,198	945,343	446,846	800,822

2 - Internal Social Indicators	R$		% Gross Payroll		% Net Revenues		R$		% Gross Payroll		% Net Revenues	
	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System
2.1 Mandatory social security	110,722	311,006	21,24	32,90	1,66	2,54	94,132	260,873	21,07	32,58	1,96	3,01
2.2. Supplementary pension fund	72,668	69,469	13,94	7,35	1,09	0,57	100,447	119,087	22,48	14,87	2,09	1,38
2.3. Benefits												
2.3.1. Catering	14,957	34,747	2,87	3,68	0,22	0,28	14,478	27,120	3,24	3,39	0,30	0,31
2.3.2. Healthcare	10,399	22,243	2,00	2,35	0,16	0,18	9,640	20,532	2,16	2,56	0,20	0,24
2.3.3. Industrial Safety and Medicine	8,636	14,656	1,66	1,55	0,13	0,12	7,815	12,231	1,75	1,53	0,16	0,14
2.3.4. Education	0	0	0	0	0	0	0	0	0	0	0	0
2.3.5. Culture	0	0	0	0	0	0	0	0	0	0	0	0
2.3.6. Professional Development and Capacity-Building	5,091	8,704	0,98	0,92	0,08	0,07	4,250	7,322	0,95	0,91	0,09	0,08
2.3.7 Day-Care Centers or Allowances	*0*	*19*	*0*	*0*	*0*	*0*	*0*	*16*	*0*	*0*	*0*	*0*
2.3.8. Transportation	2,736	14,775	0,52	1,56	0,04	0,12	2,696	2,863	0,60	0,36	0,06	0,03
2.3.9. Insurance	807	1,651	0,15	0,17	0,01	0,01	807	839	0,18	0,10	0,02	0,01
2.4. Others	2,639	7,095	0,51	0,75	0,04	0,06	1,549	6,544	0,35	0,82	0,03	0,08
2.5. Employee Profit-Sharing Scheme	92,938	127,900	17,83	13,53	1,39	1,05	35,409	38,587	7,92	4,82	0,74	0,45
Total 2 Internal Social Indicators	321,593	612,265	61,70	64,76	4,82	5,00	271,223	496,014	60,70	61,94	5,65	5,73

3 - External Social Indicators	R$		% Operating Earnings		% Net Revenues		R$		% Operating Earnings		% Net Revenues	
	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System
3.1. Education (2)	160	1.429	0,01	0,03	0,00	0,01	0	0	0	0	0	0
3.2. Culture (2)	8.075	13.425	0,29	0,27	0,12	0,11	3.086	3.318	0,20	0,13	0,06	0,04
3.3. Healthcare and Sanitation (2)	330	330	0,01	0,01	0,00	0,00	0	0	0	0	0	0
3.4. Sports (2)	412	412	0,01	0,01	0,01	0,00	0	0	0	0	0	0
3.5. Combating Hunger / Food Security (2)	25	25	0,00	0,00	0,00	0,00	0	0	0	0	0	0
3.6. Others	873	873	0,03	0,02	0,01	0,01	0	0	0	0	0	0
Total contributions to society	9.875	16.494	0,35	0,34	0,14	0,13	0	0	0	0	0	0
3.7. Taxes (excluding social security dues) (2)	2.111.429	3.199.663	75,61	64,51	31,59	26,16	940.648	1.640.692	62,19	65,17	19,56	18,95
Total 3 - External Social Indicators	2.121.304	3.216.157	75,96	64,85	31,73	26,29	943.734	1.644.010	62,39	65,30	19,62	18,99

4 - Environmental Indicators	R$		% Operating Earnings		% Net Revenues		R$		% Operating Earnings		% Net Revenues	
	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System
Investments related to corporate production/ operations	7.310	11.862	0,26	0,24	0,11	0,10	6.876	29.329	0,45	1,16	0,14	0,34
Investments in external programs and/or projects	0	0	0	0	0	0	0	0	0	0	0	0
4.1 Total Investments in the Environment (3)	7.310	11.862	0,26	0,24	0,11	0,10	6.876	29.329	0,45	1,16	0,14	0,34
4.2 When establishing the annual targets for minimizing solid wastes, consumption in general by the production/operations areas, and enhancing the efficient use of natural resources, the Company:	( ) Has no targets ( ) Complies 0 - 50% ( ) Complies 51% - 75% (X) Complies 76% - 100%						( ) Has no targets ( ) Complies 0 - 50% ( ) Complies 51% - 75% (X) Complies 76% - 100%					

5 - Staff Indicators	Position on December 31 2004		Position on December 31 2003	
	Usiminas	Usiminas System	Usiminas	Usiminas System
5.1. Headcount at end of period	7,967	19,422	7,961	18,224
5.2. Nº Admissions in Period	329	2,310	391	1,673
5.3. Nº Outsourced Employees	5,542	15,171	5,237	13,539
5.4. Nº Interns/On-the-job-trainees	249	653	166	353
5.5. Nº Employees over 45 years of age	2,331	4,037	1,642	3,282
5.6. Nº Women working for the Company	307	866	302	804
5.7. % Management Positions held by Women	3	17	0,04%	0,15%
5.8. Nº Negroes working for the Company (4)	516	1,139	510	1,221
5.9 % Management Positions held by Negroes (4)	0	8	0	0
5.10. Nº of Disabled Employees (5)	150	542	99	513

6 - Significant Information on the Exercise of Corporate Citizenship	2004			2003		
	Usiminas		Usiminas System	Usiminas		Usiminas System
Ratio between the highest and lowest remuneration in the Company	35,61		28,15	35		28
Total number of industrial accidents	5		47	0		0
The outreach and environmental projects implemented by the Company were defined:	(X) by the Directors	( ) by the Officers/ Directors	( ) all employees	(X) by the Directors	( ) by the Officers/ Directors	( ) all employees
The security, safety and health standards in the health-place were defined:	(X) by the Directors	( ) by the Officers/ Directors	(X) all employees and CIPA	(X) by the Directors	(X) by the Officers/ Directors	(X) all employees and CIPA
With regard to trade union freedom, the right to collective bargaining and the in-house representation of the workers, the Company:	(X) is not involved	( ) follows the ILO standards	( ) encourages and comply with ILO standards	(X) is not involved	( ) follows the ILO standards	( ) encourages and comply with ILO standards
The private pension plan covers: (6)	( ) by the Directors	( ) by the Officers/ Directors	(X) all employees	( ) by the Directors	( ) by the Officers/ Directors	(X) all employees
The profits or earnings sharing scheme includes:	( ) by the Directors	( ) by the Officers/ Directors	(X) all employees	( ) by the Directors	( ) by the Officers/ Directors	(X) all employees
When selecting suppliers, the same ethical, social accountability and environmental responsibility standards adopted by the Company:	( ) are not considered	( ) are suggested	(X) not required	( ) are not considered	( ) are suggested	(X) not required
With regard to employee participation in volunteering programs, the Company:	( ) is not involved	( ) supports	(X) organizes and encourages	( ) is not involved	( ) supports	(X) organizes and encourages
Total number of consumer complaints and criticisms:	At the Company Not applicable	At Procom Not applicable	In Courts Not applicable	At the Company Not applicable	At Procom Not applicable	In Courts Not applicable
% complaints and criticisms answered or resolves	At the Company Not applicable	At Procom Not applicable	In Courts Not applicable	At the Company Not applicable	At Procom Not applicable	In Courts Not applicable
Amount added to the total for distribution (R$ 000):	2004			2003		
	USIMINAS R$ 6.010.580		Consolidated R$ 7.960.140	USIMINAS R$ 3.002.272		Consolidated R$ 4.401.281
Distribution of Value Added (DVA)	35,13% Government 8,67% Staff 17,78% Shareholders 5,39% Third Parties 33,03% Withheld		40,19% Government 11,88% Staff 13,43% Shareholders 10,00% Third Parties 24,50% Withheld	31,3% Government 14,9% Staff 13,3% Shareholders 10,1% Third Parties 30,4% Withheld		37,3% Government 18,2% Staff 9,1% Shareholders 14,8% Third Parties 20,6% Withheld

7 - Other Information

USIMINAS and its wholly-owned companies do not employ child labor.

This information was provided by: Engineer Marcus Rogério Carneiro Lemos - Telephone (55) xx 31 3499 8272 - E-mail: ubhpgh01@usiminas.com.br

(1) Before Expenses and Net Financial Revenues, Equity Earnings, Amortization of Premium/Discount and Interests.

(2) Includes investments in the FIA not covered in item 3.7, accumulated in Total 3 – External Social Indicators.

(3) The environmental investments related to the production/operating area are entered in the books together with external programs and/or projects.

(4) The Companies in the Usiminas System do not accept any type of prejudice, whether racial, religious, political or any other type whatsoever. The figures reflect the spontaneous individual statements of the employees, in compliance with the legal requirements for preparing the information presented in the RAIS, in compliance with Brazilian Law.

(5) The covers only the number of Disabled People whose status was certified by a competent Government entity. There are other disabled employees working normally whose status has not yet been certified by the competent entities.

(6) The closed private pension funds cover all the employees of the companies that signed up as Sponsors.

10.3 EXPLANATORY NOTES

GLOBAL REPORTING INITIATIVE CONTENTS

(1) There were no significant changes vis-à-vis the scope of the report or administrative practices compared to the previous report.

(2) Compensation of the Senior Management Team is defined by the Board of Directors, and publicized in compliance with the provisions of the Brazilian Securities Commission – CVM and by law.

(3) Not presented due to the complexity, quality and diversity of materials used in steel companies, entailing an excessively extensive report.

(4) Companies in the Usiminas System do not operate in environmentally sensitive or protected areas, or in areas where the companies' actions threaten species included in UICN's Red List.

(5) Gases as CFC have not been used by Usiminas in any of its operations since 1998.

(6) No company in the Usiminas has been fined for non-compliance with environmental law, or international Declarations, Conventions and Treaties, advertising and marketing regulations or by legal suits for disrespecting human rights.

(7) Usiminas does not discriminate employees or persons with HIV/AIDS and adheres to the same guidelines applicable to other infectious and contagious diseases.

(8) Companies in the Usiminas System are geographically distant from the sites where Brazilian indigenous populations reside, who represent less than .2% of the population and are under special protection afforded by Brazilian law.

(9) Contributions made to political parties comply with Brazilian electoral law as regards amounts and publicizing.

COMPOSITION OF THE FIGURES PRESENTED

- Calculation Basis

  Outlays on Staff:

  includes all expenditures on the annual remuneration of the employees, the respective social security dues as required under Brazilian Law, closed private pension fund levies, insurance, education, capacity-building and refresher or advanced courses for the staff, welfare benefits and compensation for rescission of labor contracts.

- Internal Social Indicators

  Social Security:

  refers to the mandatory dues paid on wages in compliance with Brazilian Law

  Private Pension Fund:

  refers to the Company contribution to building up the closed private pension scheme reserves administered by the Usiminas Employee Savings Institution (Caixa dos Employees da Usiminas). This includes monthly levies calculated on the wages paid and coverage for underfunding in the future benefits reserves.

  Benefits:

- Healthcare Programs:

  this covers expenditures incurred through implementing occupational health and health promotion programs, in addition to social welfare and medical, hospital and dental aid under the free choice and directed choice systems, always implemented through actions that supplement Government initiatives, with joint participation where permitted by Brazilian Law.

- Insurance: expenditures on groups life assurance premiums taken out on a joint basis and covering all employees, at the discretion of the Company.
- Transportation: expenditures on employee commutes between the industrial areas of the Company, and awarding the Transportation Voucher benefit established by Brazilian Law.
- Meals: refers to the expenditures incurred jointly for supplying meals at work and investments in improvements.
- Education, Capacity-Building, Training and Advance/Refresher Courses: investments in capacity-building and staff development at all employee levels, using in-house and outside resources in Brazil and abroad in the technological area, as well as human and social competencies. This also includes in-house work appreciation, industrial safety and quality campaigns.
- Other Benefits: covers the reimbursement of expenditures on day-care centers incurred for the offspring of employees and support for outreach activities within the community.
- Taxes

  Covers the taxes falling due on the revenues (IPI and ICMS) net of acquisition credits, PIS, COFINS and ISS; taxes on profits (income tax and social security) land tax (IPTU) and the provisional financial transaction levy (CPMF).
- Cultural Investments

  Includes tax exemptions and maintenance and support for the cultural programs and assets of the Usiminas Cultural Institute (Usicultura).

Usinas Siderúrgicas de Minas Gerais S/A – Usiminas
Rua Prof. José Vieira de Mendonça, 3011
Belo Horizonte – MG – CEP 31 310-260
www . usiminas.com.br

Board of Directors
Bertoldo Machado Veiga (Chairman)
Dalton Nosé
Ermínio Tadei
Gabriel Stoliar
Hidemi Kawai
José Augusto Muller de Oliveira Gomes
Kenichi Asaka
Marcus Olyntho de Camargo Arruda
Marta Xavier Gonçalves
Rinaldo Campos Soares

Senior Management
President: Rinaldo Campos Soares
Development Director: Gabriel Márcio Janot Pacheco
Commercial Director: Idalino Coelho Ferreira
Financial and Investors Relations Director: Paulo Penido Pinto Marques
Special Relations Director: Ricardo Yasuyoshi Hashimoto
Intendente Câmara Plant General Manager: Rômel Erwin de Souza

Companhia Siderúrgica Paulista – Cosipa
Av. do Café, 277 – Torre "B"
São Paulo – SP - CEP 04 311-000
www.cosipa.com.br

President: Omar Silva Júnior
Commercial Director: Renato Vallerini Júnior
Financial and Investors Relations Director: Magno José Gonfiantini
José Bonifácio de Andrada e Silva Plant General Manager: Marco Paulo Penna Cabral

DUFER S/A
Rua Dianopolis, 750
São Paulo – SP - CEP 03 126-007
www.dufer.com.br

President: Cláudio Antônio Arcoverde Credie
Administrative/Financial Director: Hélio Carlos de Lamare

Usiminas Mecânica S/A – UMSA
Rua Prof. José Vieira de Mendonça, 3011
Belo Horizonte – MG CEP 31 310-260
www.usiminasmecanica.com.br:

President: Rinaldo Campos Soares
Industrial and Commercial Director: Gabriel Márcio Janot Pacheco
Chief Financial Officer: Paulo Penido Pinto Marques
Superintendent Director: Guilherme Muylaert Antunes

Rio Negro Comércio e Indústria de Aço S/A
Av. Monteiro Lobato, 2.805
Guarulhos – SP - CEP 07 190-902
www.rionegro.ind.br

President: Carlos Jorge Loureiro
Vice-president: Luis Eduardo Kikinger Abreu
Control Director: Delson de Miranda Tolentino
Development & Coordination Director: Hiroshi Hayashi
Administrative & Financial Director: Walter Roberto Areias

Fasal S/A Comércio e Indústria de Produtos Siderúrgicos
Rua Dr. Ângelo Teixeira da Costa, 602
Santa Luzia – MG - CEP 33 045-170
www.fasal.com.br

President: Johanes Bernardus Sleumer
Control Director: Bertoldo Machado Veiga
Superintendent Director: Antônio Morais de Assis

USIFAST Logística Industrial S/A
Rua das Indústrias, n.º 136
Bairro Parque São João - CEP: 32341-490
Contagem - Minas Gerais
e-mails: usifast@usifast.com.br
www.usifast.com.br

Commercial & Operations Director: Mário Lincoln Costa
Administration and Financial Directrice: Janaína Duarte Rezende Lima

USIPARTS S/A Sistemas Automotivos
Praça Gil Pimentel Moura, s/n – Conjunto "B"
Pouso Alegre – MG - CEP 37 550-000
www.usiparts.com.br

Superintendent Director: Flávio Del Soldato
Industrial & Financial Director: Adenides E. de Matos
Commercial General Manager: João Pessoa do Nascimento Júnior
Human Resource Manager: José Eustáquio Barcelos Parreiras

USIROLL - Usiminas Court Tecnologia de Acabamento Superficial Ltda
Av. Pedro Linhares Gomes, 5.431
Bairro Usiminas – Ipatinga – MG
CEP 35 160-900

Manager: Celso Luiz Carvalho Ulhoa

UNIGAL Ltda
Av. Pedro Linhares Gomes, 5.431
Bairro Usiminas – Ipatinga – MG
CEP 35 160-900
E-Mail: unigal@unigal.com.br

General Manager: José Neves Fernandes
Deputy Manager: Masamitsu Kobayashi

Fundação São Francisco Xavier
Avenida Engenheiro Kiyoshi Tsunawaki, s/n
Bairro das Águas
Ipatinga - MG - CEP: 35160-158

President: Rinaldo Campos Soares
Chief Executive Officer: Ronaldo Monteiro de Sousa
Márcio Cunha Hospital Director: José Carlos de Carvalho Gallinari
São Francisco Xavier School Principal: José Amilar da Silveira
Integrated Dentistry Center Manager: Antônio Martins da Silva
Administrative & Financial Manager: Robson Miranda Pinto
Health Plan Manager: Adseu Alvares de Andrade

Caixa dos Empregados da Usiminas
Rua Prof. José Vieira de Mendonça, 3011
Belo Horizonte – MG – CEP 31 310-260
www.caixausiminas.com.br

President: José Olímpio da Silva
Chief Financial Officer: José Ruque Rossi
Benefits Director: Antônio Furtado de Araújo

Fundação Cosipa de Seguridade Social - FEMCO
Av. Conselheiro Nébias, 368-A, 5°, 6° e 7° andares,
Santos – SP - CEP 11 015-002.
femco@cosipa.com.br
www.femco.org.br

President: Heraldo Alves Margarido Junior
Chief Financial Officer: Aristides Bernardino Andrade Neto
Administrative Director: Carlos Gaggini

Cooperativa de Crédito Mútuo dos Empregados da Usiminas – COOPECO
Av. Castelo Branco, 632 - Hôrto
CEP.35160-294 - Ipatinga - MG
e-mail: coopeco@uai.com.br

President: Luiz Gonzaga Viana Lage
Administrative Director: José Carlos Rigueira Penna
Chief Financial Officer: Renato Carlos Poggiali De Souza

Cooperativa de Consumo dos Empregados da Usiminas Ltda.– CONSUL
Av. Pedro Linhares Gomes, 3.900 - Bairro Industrial
CEP 35.160-290 - Ipatinga - MG
consul.atendimentoaocliente@usiminas.com.br

President: Matusalém Dias Sampaio
Administrative & Financial Director: Divaldo Pires Guerra
Commercial Director: Hélcio Moreira Ronzani
Operations Director: Júlio Eduardo Santos

Cooperativa de Crédito Mútuo dos Empregados da Usiparts
Praça Gil Pimentel Moura, s/n – Conjunto "B"
CEP 37 550-000 - Pouso Alegre - MG

President: Gilberto Menegucci
Administrative Director: Narciso Correa Mendes
Operations Director & Chief Accountant: José Lúcio Ribeiro

CREDITS

Overall coordination - Usiminas
Human Resources & Administration Department
Work team:
Social Communication Department
Environment and Urbanism Department
Controller's Office
Personnel Administration Department

Graphic Design: SMPB Comunicação
Photographs:
Fernando Martins
Saulo Nogueira Coutinho
Usiminas Archives
Printing: Rona Editora


BALANÇO
social

USIMINAS

ALWAYS PRESENT AND PROACTIVE.

Rua Prof. José Vieira de Mendonça, 3.011 - Engenho Nogueira
31310-260 - Belo Horizonte - MG - Brasil
Tel (31) 3499-8000 - Fax (31) 3499-8899
www.usiminas.com.br

BALANÇO SOCIAL 2004


USIMINAS
SEMPRE PRESENTE E ATUANTE.

CERTIFICAÇÕES NACIONAIS E INTERNACIONAIS DO SISTEMA USIMINAS

USIMINAS **SISTEMA DE GESTÃO**

- RvA ISO 9001:1987 – Det Norske Veritas
- RvA ISO 14001:1996 – Det Norske Veritas
- ISO 14001:1996 Inmetro
- RAB ISO 9001:2000 - Det Norske Veritas
- RAB ISSO/TS 16949:2002 - Det Norske Veritas
- OHSAS18001 - Det Norske Veritas

CREDENCIAMENTO DE LABORATÓRIOS – ISO 17025:2001

- Ensaios de Tração e Choque; Calibração de Pressão; Calibração de Forças (Tração e Choque)
- Calibração de Grandezas Elétricas; Calibração de Temperatura e Umidade.

QUALIDADE ASSEGURADA DE PRODUTO

- American Bureau of Shipping – ABS - 1979
- Germanischer Lloyd – GL - 1982
- Technischer Uberwachungs Verian – TUV - 1986
- Instituto Brasileiro de Qualidade Nuclear – IBQN - 1986
- Nuclebras Termonuclear – Eletronuclear - 1986
- Lloyd's Register of Shipping – LR - 1989
- Det Norske Veritas – 1992
- Korean Register of Shipping KR – 1995
- Nippon Kaiji Kyokai – NK – 1997
- Bureau Veritas – BV – 1997
- Technischer Uberwachungs Verian – TUV – Marca U – 1999
- Instituto Argentino de Normalização – IRAM / INTI – 2000
- Associação Brasileira de Normas Técnicas – ABNT – 2002

COSIPA

- Certificações Navais – 1981
- Qualidade Total – 1986
- ISO 9001 Processos Industriais – DNV/1995
- SELO JIS - Reconhecimento de produto – chapas grossas para utilização em construção civil - JIS - Japanese Industrial Standard - 1996
- MARCA U - Reconhecimento de produto – chapas grossas para utilização em construção civil - TUV - Technischer Uberwachungs Verein – 1997
- QS 9000 - Certificação da Qualidade de produto – tiras a quente e a frio para utilização pela indústria automobilística - Det Norske Veritas
- ISO 14001 Gestão Ambiental – DNV – 2000
- Certificado IRAM/INTI - Reconhecimento de produto – chapas grossas – para utilização em construção civil – Instituto Argentino de Normalização – 2000
- ISO 9001 Gestão - DNV – 2002
- Certificado ISO TS 16949 – Certificado de Qualidade para a Indústria Automotiva – DNV - 2003
- Certificação OHSAS 18001 - Det Norske Veritas

FASAL

- Qualidade ISO 9001:2000 - DNV

USIPARTS

- TS 16949 - Det Norske Veritas (engloba todas as normas de qualidade exigidas pelas montadoras)
- ISO 14001 - BVQI - Bureau Veritas Quality International

RIO NEGRO

- ISO 9002:2000
- ISO / TS 16949:2002
- OHSAS 18001:1999
- Instituto ETHOS de Empresas e Responsabilidade Social

DUFER

- ISO/ TS 16949:2002 para Matriz
- NBR ISO 9001:2000 para Fábrica de Blanks

USIMINAS

- ISO 9001:2000 – Det Norske Veritas/DNV

MECÂNICA

- ISO 9001:2000 – DNV / RvA
- AISC – QMC / AISC – USA
- ISO 14001:96 – DNV / Inmetro
- ISO 14001:96 – DNV / RvA
- OHSAS 18001 – DNV
- CNEN-NN 1.15 – DNV / Inmetro
- ISO 9001:2000 – DNV / Inmetro
- ISO 9001:2000 – DNV / RvA

FSFX

- Colégio São Francisco Xavier - ISO 9001:2000 - DNV/RvA
- Laboratório de Patologia Clínica do Hospital Márcio Cunha - ISO 9001:2000 - DNV/RvA
- Usisaúde - Fundação São Francisco Xavier - ISO 9001:2000 - DNV/Inmetro
- Hospital Márcio Cunha - "Acreditado com Excelência" pela Instituição Acreditadora DNV, de acordo com as diretrizes da Organização Nacional de Acreditação - Certificado IAC 006-002.

SUMÁRIO

1 MENSAGEM DO DIRETOR-PRESIDENTE 2

2 O SISTEMA USIMINAS 5
2.1 Missão 5
2.2 Visão 5
2.3 O Perfil do Sistema Usiminas 6
2.4 Governança Corporativa 10
2.5 Diretrizes do Sistema de Gestão Integrada 12

3 DESEMPENHO ECONÔMICO 15
3.1 Resumo do Desempenho Econômico 16

4 O SISTEMA USIMINAS E SEUS CLIENTES 19

5 O SISTEMA USIMINAS E SEUS FORNECEDORES 21

6 O SISTEMA USIMINAS E SEUS EMPREGADOS 25
6.1 A Interação entre as Empresas e seus Empregados 26
6.2 Saúde e Segurança Ocupacional 29
6.3 Assistência Médica, Odontológica e Hospitalar 33
6.4 Educação e Conhecimento - A chave para expansão dos negócios 35
6.5 Previdência Suplementar 37
6.6 Programas Participativos 38
6.7 Compromissos Assumidos 39

7 O SISTEMA USIMINAS NAS COMUNIDADES 41
7.1 Desempenho Social 41
7.2 O Apoio ao Desenvolvimento Urbano 42
7.3 O Apoio ao Cooperativismo: A Força da Equipe 44
7.4 O Trabalho Voluntário nas Comunidades 46
7.5 Saúde na Comunidade 48
7.6 Plano de Saúde. Bom para os Empregados e para a Comunidade 51
7.7 Educação na Comunidade 51
7.8 Programas de Estágio Supervisionado 54
7.9 Esporte e Lazer 55
7.10 Compromissos Assumidos 57

8 DESEMPENHO CULTURAL 59
8.1 A Interação com as Comunidades 59
8.2 Realizações em 2004 60
8.3 Infra-Estrutura e Equipamentos Sociais 60
8.4 Desenvolvimento Cultural e Artístico 61
8.5 Promoção Artística 62
8.6 Compromissos Assumidos 63

9 DESEMPENHO AMBIENTAL 65
9.1 Diretrizes Relativas ao Meio Ambiente 65
9.2 Requisitos Legais 66
9.3 Indicadores dos Impactos Ambientais 68
9.4 Envolvimento da Comunidade 78
9.5 Compromissos Assumidos 83

10 INDICADORES ECONÔMICOS E SOCIAIS 87
10.1 Índice Remissivo - Tabela de Conteúdo - Global Reporting Initiative – GRI 87
10.2 Sistema Usiminas em Números – Ibase 88
10.3 Notas Explicativas 90

11 INFORMAÇÕES CORPORATIVAS 92

1 MENSAGEM DO DIRETOR-PRESIDENTE

O Sistema Usiminas obteve em 2004 o melhor resultado da sua história. Alcançamos um lucro líquido consolidado de mais de R$ 3 bilhões, além de recordes operacionais e resultados positivos em todas as empresas do Sistema. Construí-lo foi um trabalho de muitas mãos – as mãos de todos aqueles que, direta ou indiretamente, estão ligados às nossas Empresas.

De fato, o bom desempenho que obtivemos em 2004 tem, por exemplo, a marca das mãos dos nossos empregados e de seus familiares, que, em todos os momentos, nos dão forças para lutar e vencer. Carregam também a marca das mãos das comunidades que compartilham a nossa história, acreditam no que fazemos, apontam caminhos, vibram com as nossas vitórias e nos dão a confiança para fazermos sempre mais. Têm a marca dos nossos acionistas, que sempre acreditaram na nossa capacidade de concretizar planos e atingir resultados; dos nossos clientes, que nos fazem perseguir incansavelmente os melhores padrões de qualidade; e dos nossos fornecedores, verdadeiros companheiros de jornada.

Acreditamos firmemente que as vitórias apresentadas no presente balanço das nossas atividades em 2004, sociais, culturais e voltadas ao meio ambiente, são frutos de um esforço conjunto. E, por essa razão, devem ser compartilhadas. É o que procuramos fazer.

Para os empregados, nossos resultados se transformam em benefícios diversos, participação nos lucros e na ampliação de empregos e renda. Transformam-se em integração e qualidade de vida, retratadas nos atletas formados em nossas unidades recreativas. Para a comunidade, transformam-se em saúde, educação, moradia, cultura e iniciativas de preservação ambiental e da biodiversidade.

Para os acionistas, transformam-se em dividendos que sinalizam nosso reconhecimento à confiança e ao capital depositados. E, para nossos clientes e fornecedores, retornam na forma de uma cadeia produtiva sólida, com novos investimentos e produtos tecnologicamente avançados e competitivos.

É assim o Sistema Usiminas, com uma presença cada vez mais marcante na siderurgia nacional e mundial. E assim somos porque sempre compreendemos que, no mundo corporativo como no esporte, vence quem tem o melhor time, a melhor equipe. E a Usiminas é um grande time, no qual cada um faz sua parte. Um time unido pela confiança mútua e formado por gente que tem orgulho do que faz.

Com o presente balanço, compartilhamos os resultados em agradecimento a todas as partes interessadas. Elaborado de acordo com o Guia-2002 do *Global Reporting Initiative* – GRI –, apresenta um balanço equilibrado do desempenho econômico, ambiental e social da nossa Organização.

Reflete o espírito que nos impulsiona, o nosso compromisso com a promoção do bem comum e a nossa crença no futuro. E nós, do Sistema Usiminas, acreditamos no futuro. Sempre.

Rinaldo Campos Soares
DIRETOR-PRESIDENTE DA USIMINAS




ISO 9002

O Sistema Usiminas é formado por um conjunto de empresas que atuam em negócios nos quais o aço está presente. Com a sinergia de uma equipe esportiva, trabalham para alcançar seus objetivos, sempre fundamentados [illegible] o desenvolvimento sustentável e de responsabilidade social.

2.1 MISSÃO

A Missão da Empresa é definida pelo seu Conselho de Administração, abrindo amplo leque para atuação do Sistema de Gestão Integrada de atividades industriais e negócios, prestação de serviços, desenvolvimento tecnológico e constituição de empresas sob seu controle acionário, bem como para participação em outras sociedades no País e no exterior, tendo por princípio:

- "criar valor para a sociedade através das atividades siderúrgicas e correlatas;
- validar suas ações em toda a cadeia produtiva através do fornecimento de produtos e serviços competitivos e de qualidade aos clientes, da geração de retorno aos acionistas e da promoção do bem-estar e desenvolvimento dos empregados e comunidades;
- buscar, sempre, a perenização do empreendimento e a harmonização dos fins econômicos com os demais interesses sociais da coletividade."

2.2 VISÃO

A Visão da Empresa, fruto da interação das variáveis conjunturais ou estruturais que modificam ambientes de negócios, é desenvolvida por determinação do Conselho de Administração e estabelecida em função dos cenários globais no tocante aos aspectos sociais, ambientais, econômicos e financeiros, tecnológicos e de mercados.

É essa Visão que fundamenta as macroestratégias da Empresa, elaboradas com a participação da Administração Executiva e estabelecidas mediante a análise da cultura, da identidade, do diagnóstico técnico-operacional, da posição competitiva no mercado, do desempenho operacional e dos impactos socioambientais, avançando sobre a análise de oportunidades de negócios e projeções de longo prazo, sempre conciliando, de forma indissolúvel, as dimensões econômicas e sociais do lucro:

> "Consolidar o maior, mais moderno e competitivo complexo siderúrgico da América Latina, com destaque entre os 20 maiores grupos mundiais, líder no mercado brasileiro e com expressiva presença no mercado externo, visando o retorno aos acionistas, através de estratégias focadas:
>
> - No atendimento diferenciado ao cliente com produtos e serviços de qualidade e maior valor agregado;
> - Na busca contínua da liderança em custos e na melhor estrutura de capital;
> - Na otimização de sinergias entre as Empresas do Sistema Usiminas."

2.3 O PERFIL DO SISTEMA USIMINAS

A Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas – constitui-se na empresa líder do Sistema Usiminas. Fundada por escritura pública em 25 de abril de 1956, recebeu aporte de investidores japoneses a partir da assinatura do "Acordo Lanari-Horikoshi" em 3 de junho de 1957, iniciando um processo de cooperação tecnológica que possibilitou o início das operações da sua primeira unidade industrial, a Usina Intendente Câmara, em 26 de outubro de 1962. Ao longo dos anos, a influência japonesa tem sido renovada através de acordos de assistência técnica mútua e no desenvolvimento conjunto de novos negócios.

Essa presença japonesa, interagindo com as características da população da região próxima as suas primeiras instalações industriais, proporcionou a consolidação de uma cultura organizacional própria, forte, marcante, fundamentada na busca da superação de desafios, no desenvolvimento tecnológico, na qualidade, na proteção ao meio ambiente, na capacitação de pessoal, na valorização do homem e do trabalho em equipe.

Coerente com essa cultura, suas empresas do Sistema foram as primeiras, em seus respectivos segmentos de atividade no Brasil, a obter certificações de conformidade dos seus produtos, processos, serviços e instalações no que concerne às normas nacionais e internacionais relacionadas à Qualidade, Meio Ambiente e Saúde Ocupacional e Segurança do Trabalho. Todas as certificações de conformidade são revalidadas periodicamente mediante auditoria externa independente e credenciada para tal.

Atuando na siderurgia e em negócios nos quais o aço está presente, o Sistema Usiminas opera no Brasil nas áreas de produção, distribuição e beneficiamento de aço, estamparias, produção de bens de capital e logística industrial, através da gestão integrada das seguintes empresas:

Altos-Fornos da Usiminas

Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas

Empresa líder que controla as demais empresas do Sistema. A Usina Intendente Câmara, em Ipatinga (MG), possui área total de 10,5 milhões de m². Produz e comercializa aços sob forma de placas, laminados planos a quente e a frio, revestidos ou não. Atende a segmentos estratégicos da economia, como indústria automobilística, autopeças, ferroviária, naval, de construção civil, agrícola, de embalagens, mecânico, eletroeletrônico, de utilidades domésticas, máquinas e equipamentos e de distribuição. Somada a sua capacidade produtiva com as demais empresas do Sistema, constituiu o maior complexo siderúrgico da América Latina e um dos 20 maiores do mundo.

Por concessão pública, administra os Terminais Portuários Privados de Praia Mole (ES), e de Cubatão (SP), destinados à movimentação de cargas próprias e de terceiros.

Em 31 de dezembro de 2004, contava com 7.967 empregados próprios e 5.529 de terceiros em atividades de apoio.

Companhia Siderúrgica Paulista S.A. - Cosipa

Com o início das atividades industriais em dezembro de 1963, a Usina José Bonifácio de Andrada em Cubatão (SP) possui hoje área total de 12,5 milhões de m². É uma indústria siderúrgica produtora de aços planos não-revestidos – placas, chapas grossas, laminados a quente e a frio. Atende aos mesmos segmentos da Usina Intendente Câmara.

Em 31 de dezembro de 2004, contava com 5.544 empregados próprios e 7.608 de terceiros em atividades de apoio.

Dufer S.A.

Constituída em 1995, atua na distribuição de aço laminados planos com revestimento ou sem ele, bem como no processamento e corte em diversas formas e dimensões. Com unidades em São Paulo e Cubatão, tem seu capital social dividido entre a Companhia Siderúrgica Paulista – Cosipa (51%) e a Thyssen Krupp Materials AG (49%). Atende a uma ampla gama de clientes com produtos e serviços voltados aos segmentos da indústria de transformação, como o automobilístico, autopeças, eletroeletrônico, construção civil, móveis, tambores e embalagens, tubos e perfis. Sua área industrial soma um total de 32.353 m², sendo 21.230 m² de área construída. Em 31 de dezembro de 2004, registrava 310 empregados próprios e 23 de terceiros em atividades de apoio.

Usiminas Mecânica S.A. - UMSA

Indústria de bens de capital e produtos seriados constituída em outubro de 1970, atua nos setores da siderurgia, celulose, mineração, cimento, hidromecânica, petroquímica e construção civil, com destaque para as estruturas metálicas para pontes, viadutos, prédios e obras de grande porte. Sua área industrial soma um total de 210.000 m², sendo 120.000 m² de área construída. Em 31 de dezembro de 2004, contava com 3.002 empregados próprios e 1.741 de terceiros em atividades de apoio e em canteiros de obras.



Laminação a Quente - Cosipa





Rio Negro

Fasal Comércio e Indústria de Produtos Siderúrgicos S.A.

Distribuidora de aço com expressiva atuação no fornecimento de produtos siderúrgicos, que acopla a eficiente estrutura industrial à de transportes. Possui área total de 138.159 m², sendo 30.921 m² de área construída. Em 31 de dezembro de 2004, contava com 267 empregados próprios e 18 de terceiros em atividades de apoio.

Rio Negro Comércio e Indústria S.A.

Constituída em 1968 e fazendo parte do Sistema Usiminas desde 1993, é um dos maiores centros de serviços em aço do País, que atua nos segmentos de distribuição, processamento, beneficiamento e manuseio de aço e oferece especificações adequadas, dimensões finais de produtos para pronta utilização e eficiente programação de entrega. Possui unidades em Guarulhos (SP) e Taubaté (SP), respectivamente com 35.878m² e 17.722m² de área construída, numa área total superior a 120.000m². Controladora da Empresa Rios Unidos Transportes, que opera a área de transportes da Rio Negro. Totalizavam, em 31 de dezembro de 2004, 721 empregados próprios e 41 de terceiros em atividades de apoio.

Usifast Logística Industrial S.A.

Empresa voltada para soluções logísticas multimodais e serviços aduaneiros. Administra a Estação Aduaneira Interior – EADI de Betim (MG), armazéns de cargas gerais, transporte rodoviário e viabiliza complexos serviços de logística industrial. Entre os seus principais clientes estão os setores siderúrgico, alimentício, têxtil, indústrias automobilística e de autopeças. Possui 125.040 m² de área total, sendo 4.895 m² de área construída. Em 31 de dezembro de 2004, contava com 484 empregados próprios e 52 de terceiros em atividades de apoio.

Usiparts Sistemas Automotivos S.A.

Localizada em Pouso Alegre (MG), próxima dos principais centros consumidores do País, atua no setor automotivo na produção de conjuntos, cabines e carrocerias em aço e alumínio, através dos processos de estampagem, montagem, soldagem e pintura. Possui área total de 143.505,75 m², sendo 40.389,73 m² de área construída. Em 31 de dezembro de 2004, contava com 945 empregados próprios e 53 de terceiros em atividades de apoio.

Usiroll - Usiminas Court Tecnologia de Acabamento Superficial Ltda.

Criada mediante a associação de capitais da Usiminas e da empresa canadense Court Holdings Europe Ltd. em 30.12.1997, com o objetivo de prestar serviços de texturização e cromagem de cilindros de laminação a frio e rolos em geral. Suas instalações ocupam área total de 3.259 m², sendo 1.488 m² de área construída. Em 31 de dezembro de 2004, contava com 21 empregados.

Unigal Ltda.

Empresa formada pela associação de capitais da Usiminas e da Nippon Steel Corporation para a fabricação de chapas de aço revestidas por imersão a quente, destinadas às indústrias automobilísticas, de utilidades domésticas e de construção civil. Em 31 de dezembro de 2004, somava 161 empregados próprios e 93 de terceiros em atividades de apoio.

Unigal

O Sistema Usiminas direciona suas iniciativas sociais, seja na qualidade de instituidora, seja em apoio às atividades nesse setor, através de entidades com gestão financeira autônoma e economicamente auto-sustentadas, além de mais de 20 clubes voltados ao lazer e ao esporte especializado. Entre essas entidades voltadas ao desenvolvimento social, cuja criação e existência são apoiadas ou instituídas pelo Sistema Usiminas, destacamos:

Fundação São Francisco Xavier

Entidade de direito privado sem fins lucrativos, reconhecida como de utilidade pública, foi instituída pela Usiminas em 22 de dezembro de 1969 com a finalidade de administrar o Colégio São Francisco Xavier, inaugurado em 1962, e o Hospital Márcio Cunha, inaugurado em 1965. Atualmente, além dessas entidades, administra o Centro de Odontologia Integrada e o Centro Cultural Usiminas.

Somadas, as suas instalações compreendem uma área total de 164.297 m², sendo 66.005 m² de área construída. Em 31 de dezembro de 2004, registrava 2.907 empregados próprios, além de 177 médicos que atuam em regime de "pró-labore", 24 médicos residentes e 72 estagiários.

Caixa dos Empregados da Usiminas e Fundação Cosipa de Seguridade

Entidades de previdência privada voltadas para suplementar benefícios de aposentadoria dos empregados das suas empresas instituidoras. Em 31 de dezembro de 2004, ambas as entidades somavam 70 empregados próprios.

Cooperativa de Consumo dos Empregados da Usiminas

Criada com o apoio da Usiminas em 1963, cumpre o objetivo de assegurar o suprimento de bens de consumo e bens alimentícios com qualidade e preços competitivos. Suas duas lojas totalizam 6.842 m² de área de venda. Em 31 de dezembro de 2004, contava com 468 empregados próprios.

Cooperativa de Crédito Mútuo dos Empregados da Usiminas e Cooperativa de Crédito Mútuo dos Empregados da Usiparts

Criadas em 23/6/1966 e em 1º/8/1966 com o apoio da Usiminas e da sucedida pela Usiparts, respectivamente, cumprem os objetivos de promover a poupança e financiar as necessidades ou empreendimentos dos seus participantes. Em 31 de dezembro de 2004, as duas entidades contavam com 19 empregados próprios.

2.4 GOVERNANÇA CORPORATIVA

O Sistema Usiminas integra acionistas numa administração compartilhada, identificada com o setor industrial e com a obtenção de resultados duradouros e consistentes, respaldados em conceitos de desenvolvimento sustentado.

Cumprindo determinações estabelecidas pelo Conselho de Administração, cujos membros são indicados pelos Acionistas, a Diretoria-Executiva busca o atendimento harmônico dos objetivos das "Partes Interessadas" das empresas do Sistema.

USIMINAS - DISTRIBUIÇÃO DAS AÇÕES ORDINÁRIAS


CVRD
23,0%
Outros
9,3%
De Castro Loureiro
0,1%
Johannes Sleumer
1,1%
MCD Brasil Ltda
1,1%
Sudameris (ABN Amro)
1,9%
Bradesco
2,6%
Votorantim
7,2%
Camargo Correa
7,2%
Caixa dos Empregados da Usiminas
13,2%
Nippon Usiminas
18,4%
Previ
14,9%

USIMINAS - DISTRIBUIÇÃO DAS AÇÕES ORDINÁRIAS E PREFERENCIAIS


Outros
53,3%
Bradesco
1,3%
Votorantim
3,6%
Camargo
Corrêa
3,6%
Ações em
Tesouraria
2,6%
Caixa dos
Empregados
da Usiminas
6,6%
Previ
8,0%
Nippon Usiminas
9,5%
Vale do
Rio Doce
11,5%

O Sistema Usiminas estabelece diretrizes claras e transparentes para todo o cotidiano dos seus administradores, em todos os relacionamentos internos e externos, sem complacência em relação à corrupção, ao suborno ou às atitudes que não sejam as fundamentadas em princípios éticos e morais universalmente aceitos, aliando responsabilidade social corporativa à promoção da sinergia de recursos e esforços para oferecer tecnologias, produtos e serviços de alta qualidade à sociedade.

Como empresa de capital aberto, pauta suas relações institucionais pelas determinações da Comissão de Valores Mobiliários, desenvolvendo programa formal de relacionamento equânime com os agentes do mercado de capitais e o público em geral.

O cumprimento dessas diretrizes é acompanhado por auditoria interna corporativa, subordinada diretamente ao Conselho de Administração, além de auditorias externas independentes, que verificam as demonstrações contábeis e a conformidade do sistema de gestão em relação à legislação brasileira e às normas nacionais e internacionais.

A gestão das empresas do Sistema Usiminas, assim orientada e acompanhada pelo seu Conselho de Administração, tem por princípio o desenvolvimento de relações de longo prazo com seus clientes e fornecedores.

Em seus relacionamentos e contratos, além da legislação brasileira, de convenções, tratados e princípios universalmente aceitos relativos à Governança Corporativa, ao Meio Ambiente e a Direitos Humanos, privilegia os parâmetros de qualidade tanto nos produtos e serviços prestados como nas relações interpessoais com acionistas, empregados, comunidades, entidades governamentais e não-governamentais, sempre ativa no fomento do desenvolvimento social sustentado, na conservação dos recursos naturais e em minimizar os impactos ambientais da atividade produtiva.

Pela execução desse programa, em 2004 mereceu as seguintes distinções:

- pela "Investors Relations Top Performer (Institutional Investor), a Usiminas foi classificada em 2° lugar no setor "metals & mining", na categoria "buy-side", como "top performer" na área de Relações com Investidores, conforme levantamento feito pela revista Institutional Investor em mais de cem instituições que acompanham o mercado acionário latino-americano;

Sede da Usiminas - Jardim projetado por Burle Marx



- pela revista Forbes, a Usiminas foi destacada em publicação que listou as 200 empresas de capital nacional e aberto que mais cresceram em 2003, organizada pela Economática. Em edição especial, essa revista relacionou os principais diferenciais da Usiminas, destacando a estratégia empresarial adotada pela empresa, os investimentos em modernização, o mix variado de produtos, o foco no mercado nacional e as sinergias existentes no Sistema Usiminas;
- pelo jornal Valor Econômico, a Usiminas e a Rio Negro receberam o "Prêmio Valor 1000", em sua edição de 2004. A Usiminas foi eleita a melhor empresa do setor siderúrgico, e a Rio Negro, a melhor do setor de comércio atacadista. O ranking do prêmio traz anualmente as mil maiores empresas instaladas no País, divididas em 27 setores de mercado. Na avaliação, consideram-se critérios contábeis, como geração de valor, crescimento sustentado e rentabilidade, entre outros.



Sala de controle do Alto-Forno 3, da Usina Intendente Câmara



2.5 DIRETRIZES DO SISTEMA DE GESTÃO INTEGRADA

O Sistema Usiminas adota modelo de gestão corporativa em que a conquista de resultados empresariais ultrapassa a busca por decisões técnicas acertadas, sendo também conseqüência de decisões orientadas à Responsabilidade Social Corporativa e ao Desenvolvimento Sustentado. Essa visão empresarial, que contempla ações e resultados ampliados e integrados, alcança todas as suas controladas, fornecedores, clientes, comunidades próximas e investidores, públicos que influenciam ou são por ela influenciados.

O modelo de gestão, característica marcante da cultura organizacional do Sistema de empresas, é implementado pela Diretoria Executiva e pelo corpo gerencial, refletindo-se na inovação e na melhoria contínua dos processos, produtos e serviços, segundo as seguintes diretrizes:

- Conduta ética nos negócios e atendimento dos requisitos legais e regulamentares associados a produtos, processos, pessoas e instalações, que atuam como agentes direcionadores da gestão;
- Estratégias, planos de ação e processos são orientados em função da promoção da satisfação e da conquista da fidelidade dos clientes;
- Preservação da saúde e do bem-estar das pessoas, cuja valorização, capacitação, envolvimento, motivação e segurança, com base na prevenção de acidentes, são alvos permanentes da ação empresarial;
- Prevenção da poluição, identificação e controle de aspectos ambientais, redução da geração de resíduos sólidos, qualidade dos efluentes

hídricos e das emissões atmosféricas, uso racional da água, da energia e dos insumos são requisitos primordiais no desenvolvimento de todas as atividades.

As ações da gestão são acompanhadas por auditorias internas específicas e pela Auditoria Interna Corporativa, assegurando sua exatidão e integridade para gerar valor nas dimensões econômicas, sociais e ambientais, permitindo o perene desenvolvimento das empresas do Sistema.

Área interna da Usina Intendente Câmara


USIMINAS

Gestão de Riscos

Os processos de tomada de decisão corporativa do Sistema são fundamentados por avaliações elaboradas por equipes multidisciplinares, que identificam eventos e vulnerabilidades, estimam probabilidades e seus impactos operacionais, tecnológicos, logísticos, mercadológicos, financeiros, sociais e ambientais.

Assim, permitem iniciativas e decisões técnicas consistentes, que criam as condições para a constante prospecção de oportunidades e a implementação de diretrizes de gestão, visando ao controle dos riscos e à garantia da segurança, da liquidez e da rentabilidade dos seus ativos.

Corroboram nesse sentido as ações da Auditoria Interna Corporativa, garantindo a integridade das informações e de processos. A abordagem de suas ações, prioritariamente, avalia os riscos das oportunidades de negócios, a observância das políticas e dos objetivos estratégicos através da estrutura organizacional, de normas e procedimentos, enfatizando a manutenção do compromisso com a postura ética dos negócios, a transparência na geração de informações, racionalidade na utilização de recursos e preservação dos ativos e dos interesses legítimos da organização.



O esporte exige determinação para alcançar objetivos. É assim a Equipe do Sistema Usiminas. Com muito esforço e dedicação, colaborou para que o Sistema alcançasse expressivos resultados. O lucro líquido foi de R$ 3,0 bilhões, e o EBITDA, de R$ 5,6 bilhões, fruto de investimentos em tecnologia de forma associada à eficácia de sua estratégia empresarial.

Em 2004, o Sistema Usiminas alcançou receita bruta consolidada de R$ 15,71 bilhões no ano, com alta de 44,37% em relação a 2003.

Como reflexo dos investimentos de US$ 3,2 bilhões, desde 1994, na tecnologia da produção, o Sistema Usiminas registrou geração operacional de caixa (EBITDA) de R$ 5,62 bilhões, prosseguindo em sua trajetória ascendente. O lucro líquido consolidado da Usiminas alcançou R$ 3,02 bilhões, reflexo do progresso da sinergia operacional entre as empresas do Sistema, do maior valor agregado aos produtos comercializados e da eficiente gestão dos negócios.


Lucro antes dos juros, Impostos sobre o lucro, Depreciações e Amortizações - EBITDA


R$ Bilhões
4
3
2
1
0
1,3
1,5
2,4
3,1
5,6
1999
2000
2001
2002
2003

O valor adicionado, um indicador da riqueza produzida pela Companhia e distribuída à sociedade, totalizou R$ 7,96 bilhões em 2004. Esse montante representa a diferença entre as receitas e o total de serviços e insumos adquiridos de terceiros.


Distribuição do valor adicionado 2004
R$ 7,96 bilhões
Governo
40,19%
Empregados
11,88%
Acionistas
13,43%
Terceiros
10,00%
Retido
24,50%

3.1 RESUMO DO DESEMPENHO ECONÔMICO

	Usiminas		Consolidado	
GERAÇÃO DE RIQUEZA - EM MIL R$	2004	2003	2004	2003
(A) Receita Bruta de vendas e resultado não operacional *	8.667.566	6.077.050	15.709.465	10.881.306
(B) Bens e serviços adquiridos de terceiros	(3.866.028)	(3.272.540)	(7.682.222)	(6.228.769)
(C) Valor adicionado bruto (A - B)	4.801.538	2.804.510	8.027.243	4.652.537
(D) Retenções (depreciação, amortização, exaustão)	(233.385)	(228.609)	(437.123)	(418.520)
(E) Valor adicionado líquido (C - D)	4.568.153	2.575.901	7.590.120	4.234.017
(F) Transferências	1.442.427	426.371	370.020	167.264
Participação em Sociedades Coligadas e Controladas	1.383.822	461.240	327.065	115.711
Superávit Atuarial da FEMCO	0	0	4.562	93.556
Participação dos minoritários	0	0	(91.721)	(27.396)
Receitas financeiras	58.605	(34.869)	130.114	(14.607)
(G) Valor Adicionado a distribuir (E + F)	6.010.580	3.002.272	7.960.140	4.401.281

DISTRIBUIÇÃO POR STAKEHOLDERS - EM MIL R$	2004	2003	2004	2003
GOVERNO				
Impostos, expurgados os subsídios (isenções) e encargos sociais	2.111.429	940.648	3.199.663	1.640.692
COLABORADORES	521.198	446.846	945.343	800.822
Salários e respectivos encargos sociais	300.593	264.270	544.386	492.800
Previdência privada	72.668	100.447	69.469	107.809
Benefícios	54.999	46.720	203.588	161.626
Participação nos resultados	92.938	35.409	127.900	38.587
FINANCIADORES				
Remuneração de capital de terceiros	324.229	302.091	796.268	653.595
ACIONISTAS				
Juros sobre capital próprio e dividendos	1.068.803	400.010	1.068.803	400.010
Lucros retidos/prejuízo do exercício	1.984.921	912.677	1.950.063	906.162

* Receita bruta de vendas e resultado não operacional: compõe-se de Receita Bruta menos Vendas Canceladas, Abatimentos sobre Vendas e Provisão para Devedores Duvidosos, mais Resultado Operacional

	Usiminas		Consolidado	
INDICADORES DE PRODUTIVIDADE	2004	2003	2004	2003
Margem Bruta	46,3	38,0	45,6	35,8
Margem Líquida	45,7	27,3	24,7	15,1
Giro dos Ativos (margem líquida/ativo médio)	4,4	2,9	1,5	0,9
Retorno sobre Ativo Médio (ROA) (Lucro Oper./Ativo Médio*)	27,1	16,4	30,5	16,5
Índice de Endividamento (empréstimos + financiamentos / patrimônio líquido)	0,28	0,65	0,91	1,88
Índice de liquidez	1,67	1,28	1,62	1,02

Em 2004, as vendas de produtos siderúrgicos das empresas do Sistema Usiminas registraram cerca de 8,07 milhões de toneladas, abastecendo 55,40% do mercado nacional de aços planos. O Sistema Usiminas gerou 38.258 empregos diretos, sendo 19.422 em empresas próprias, 15.171 através de terceiros em atividades de apoio e obras e 3.665 em entidades sociais instituídas ou apoiadas diretamente. Um aumento de 8,90% em relação aos empregos de 2003.

Transporte de bobinas laminadas a frio





Sistema Usiminas.

Um conjunto de empresas que,

como uma equipe,

mobiliza suas potencialidades

individuais e coletivas

para assegurar o atendimento

às necessidades e expectativas

dos mercados.

4 O SISTEMA USIMINAS E SEUS CLIENTES

As empresas do Sistema Usiminas estão situadas na linha intermediária da cadeia produtiva, não tendo contato direto com os consumidores finais de seus produtos. Os seus clientes são outros setores da indústria de transformação, atendidos de acordo com especificações técnicas formuladas. São setores industriais de porte, também certificados por normas nacionais e internacionais relativas à qualidade e ao meio ambiente, e relativas à responsabilidade social corporativa.

Assim, em vez de um "Serviço de Atendimento ao Consumidor", mantém um Centro de Pesquisas em constante contato com os clientes, visando ao desenvolvimento de processos, produtos e soluções tecnológicas. Essas atividades proporcionaram que o Sistema Usiminas contabilizasse, até 2004, 652 pedidos de patentes solicitadas no Brasil e no exterior, 400 delas com o registro obtido.

Do total de vendas do Sistema Usiminas, 29,0% foram destinados ao mercado externo, com especial destaque para o fornecimento de placas de aço, chapas laminadas a frio e galvanizadas.

Principais mercados externos do Sistema Usiminas



Coréia do Sul 7,6%
Tailândia 8,7%
Argentina 6,1%
Chile 5,1%
México 11,9%
Europa 5,0%
Outros países da América 8,3%
China 12,0%
Outros países da Ásia, do Oriente Médio e da África 6,1%
Estados Unidos 29,2%

Sistema Usiminas no mercado brasileiro de aço plano



Percentual
100
75
50
25
0
100
100
99.8
97.9
96.7
91.9
90.8
87.9
79.6
63.2
62.2
59.8
54.6
51
48.1
46.5
38.6
36.1
15.5
55.4
Naval
Tratores
Rodoviário
Grande Diâmetro
Perfis
Industrial
Cofres e Móveis
Outros
Agrícola
Eletro-Eletrônico
Autopeças
equeno Diâmetro
Automobilístico
Distribuição
Construção Civil
Relaminação
Botijões
ades Domésticas
Recipientes
icipação Média



É assim que o Sistema Usiminas atua.
Com respostas ágeis a partir
da maximização de sinergias na cadeia produtiva
e da difusão da tecnologia,
reforçadas por princípios de confiança
recíproca e duradoura,

O Sistema Usiminas adota a política de manutenção de relações de longo prazo com toda a sua rede de fornecedores, sempre valorizando a lisura, a transparência e a seriedade no atendimento de interesses mútuos. A implementação dessa política tem favorecido a criação de um cinturão de fornecedores nas suas principais instalações industriais, com vantagens competitivas para as empresas e favorecendo a geração de empregos formais e o desenvolvimento social e econômico das comunidades próximas.

A gestão dos processos de fornecimento visa harmonizar os interesses das empresas do Sistema ao perfil dos fornecedores, atuando nas importantes frentes:

- gestão responsável dos orçamentos e dos estoques;
- fornecedores de matérias-primas;
- fornecedores de produtos e serviços de utilização continuada e regidos por condições estipuladas em contratos específicos;
- fornecedores de peças sobressalentes, de bens de consumo avulsos e não duráveis.

O relacionamento com os fornecedores de matérias-primas, como carvão mineral, minérios, ferro-liga e refratários, entre outros, dá-se com empresas de porte que adotam políticas semelhantes às das empresas do Sistema, certificadas nacional e internacionalmente em relação à qualidade, ao meio ambiente e à responsabilidade social corporativa.

Todos os contratos com fornecedores de produtos e serviços estabelecem disposições em relação ao cumprimento das obrigações legais relativas ao meio ambiente, à contratação formal de trabalhadores decorrente da legislação trabalhista brasileira e das Convenções Internacionais relativas à responsabilidade social e aos direitos humanos.

A essas disposições são sobrepostas as rígidas normas das empresas do Sistema em relação ao controle dos impactos ambientais, a não permissão do trabalho de menores de 18 anos e uma série de posturas relacionadas à qualidade, ao meio ambiente, à saúde e à segurança ocupacional, verificáveis mediante inspeções aleatórias promovidas pelos gestores dos contratos. São mais de 150 posturas claras e bem definidas em Norma de Fornecimento (Condições Gerais para Prestação de Serviços e Fornecimento), disponível no portal eletrônico do Sistema Usiminas para todo aquele que deseja se cadastrar como fornecedor.


Sistema Usiminas - Bens e serviços adquiridos de terceiros


R$ milhões
8.000
6.000
4.000
2.000
0
6.229
7.682
2003
2004

Entre esses contratos, destaca-se o celebrado, em abril de 2004, com a Companhia Vale do Rio Doce (CVRD) e a Usiminas, para o fornecimento de cinco milhões de toneladas anuais de minério de ferro, finos e granulados, durante cinco anos. O volume anual previsto pelo contrato representa cerca de 90% do consumo de minério de ferro da Usiminas. Esse contrato, celebrado num momento de forte expansão da demanda global pelo minério, além de garantir a estabilidade no fornecimento dessa importante matéria-prima, reflete a sólida relação entre as duas empresas, iniciada há cerca de 40 anos, quando a CVRD realizou o primeiro embarque do produto para a Usiminas.

Destaca-se, ainda, o celebrado com a Companhia Energética de Minas Gerais para o fornecimento de energia elétrica para a Usiminas e a Cosipa. Com 5 anos de duração a partir de janeiro de 2005, o contrato prevê o fornecimento de 14.293 GWh em energia elétrica, correspondendo a 350 MWh médios, volume equivalente a 1,2% do consumo nacional de energia elétrica e a 2,4% do consumo industrial brasileiro.



Sistema Usiminas - Bens e serviços adquiridos de terceiros
Total das Aquisições em 2004: R$ 7,68 bilhões
Percentual
60
50
40
30
20
10
0
Matérias-Primas
58,01%
Produtos e Serviços sob Contratos
35,04%
Peças Sobressalentes, Bens de Consumo Avulsos e Não Duráveis
6,95%

A aquisição de peças sobressalentes, de bens de consumo não duráveis e avulsos, assim como todos os signatários de contratos de fornecimento, contam com um suporte de informática "on-line" disponibilizado no portal eletrônico do Sistema Usiminas, o "e-Fornecedores", permitindo o acompanhamento e a transparência dos processos.

Os fornecedores são acompanhados, ainda, pelo "Processo de Desenvolvimento de Fornecedores – PDF"–, que os avalia nas diversas etapas do fornecimento, imputando nota de desempenho em quesitos como prazo, qualidade, meio ambiente e relações trabalhistas, entre outros. O sistema é disponível para consulta pelo próprio fornecedor mediante uma senha de acesso, e permite o seu desenvolvimento contínuo em relação aos quesitos.

Anualmente, os que mais se destacam são distinguidos em cerimônia específica e atribuição de prêmios. Em 2004, na categoria "Matérias-Primas", o prêmio maior coube à – Insider – Insumos Siderúrgicos Ltda., empresa especializada em produtos refratários de alta performance. Na categoria "Materiais Gerais", a distinção coube à Daido Química do Brasil Ltda., fornecedora de óleos especiais.

Premiação Fornecedores do Ano	
CATEGORIAS	
MATÉRIAS-PRIMAS	MATERIAL GERAL
	1999 Daido Química do Brasil Ltda.
	2000 Shell Brasil S/A
2001 CBMM - Companhia Brasileira de Metalurgia e Mineração	**2001** Daido Química do Brasil Ltda.
2002 CBMM - Companhia Brasileira de Metalurgia e Mineração	**2002** Ucar Produtos de Carbono S.A
2003 CBMM - Companhia Brasileira de Metalurgia e Mineração	**2003** Signode Brasileira Ltda.
2004 Insider - Insumos Siderúrgicos Ltda.	**2004** Daido Química do Brasil Ltda.

Pátio de matérias-primas da Usina Intendente Câmara





O Sistema Usiminas investe continuamente
no desenvolvimento dos seus profissionais
e no atendimento de suas justas pretensões.
Orgulha-se em contar com uma equipe capacitada,
determinada e decisiva para a obtenção
do bom desempenho, pronta para assumir novos desafios.
É um time preparado para vencer.

O Sistema Usiminas encerrou o ano de 2004 com 19.422 empregados próprios, que, somados aos 15.171 em atividades de apoio desenvolvidas por empresas terceirizadas e aos 3.665 empregos gerados em entidades sociais apoiadas ou instituídas, criaram diretamente 38.258 postos de trabalho ocupados por pessoas das mais diferentes etnias, refletindo a diversidade racial da população brasileira.

Em 2004, foram investidos cerca de R$ 8,70 milhões em programas de educação, treinamento e desenvolvimento de pessoal. A remuneração, somada a encargos e benefícios, totalizou cerca de R$ 945 milhões.

Os benefícios sociais proporcionados aos empregados e a seus dependentes totalizaram R$ 193,21 milhões, englobando aposentadoria suplementar; alimentação; assistência social, médica, hospitalar e odontológica; educação; lazer; esporte e seguros; e compõem investimentos que retornam às empresas sob forma de paz social necessária para o desenvolvimento e a expansão de atividades e negócios.



Centro de Formação Profissional

Sistema Usiminas - Geração direta de empregos em atividades industriais


Nº de Empregados
2002
2003
2004
20.000
18.000
16.000
14.000
12.000
18.018
18.224
19.422
14.910
13.539
15.171
Empregados do Sistema Usiminas
Empregados de Terceiros em Atividades de Apoio Permanente

6.1 A INTERAÇÃO ENTRE AS EMPRESAS E SEUS EMPREGADOS

O modelo de gestão adotado pelo Sistema Usiminas respeita as características culturais regionais e destaca, como princípio, a canalização das expectativas dos empregados através da relação direta com sua supervisão imediata, com os sindicatos profissionais e as lideranças espontâneas pertencentes às Comissões Internas para Prevenção de Acidentes e grupos de voluntários que atuam em questões como qualidade, meio ambiente e segurança do trabalho.



Sistema Usiminas - Número de empregados filiados a sindicatos profissionais
Nº de Empregados filiados
20.000
15.000
10.000
5.000
0
18.224
6.834
19.422
7.009
2003
2004
Nº de Empregados no Sistema Usiminas
Nº de Empregados Sindicalizados



Sistema Usiminas - Distribuição dos Empregados Próprios por Faixa Etária
Nº de Empregados
3.500
3.000
2.500
2.000
1.500
1.000
500
0
2002
2003
2004
316
444
534
2.524
2.403
2.603
2.846
2.980
3.480
2.707
2.427
2.632
3.305
3.175
3.175
3.436
3.208
3.011
2.071
2.572
2.778
652
828
961
155
187
248
Até 20 anos
De 20 a 25 anos
De 25 a 30 anos
De 30 a 35 anos
De 35 a 40 anos
De 40 a 45 anos
De 45 a 50 anos
De 50 a 55 anos
Mais de 55 anos



Sistema Usiminas - Distribuição do efetivo por tempo de empresa
Nº de Empregados
6.000
5.000
4.000
3.000
2.000
1.000
0
2002
2003
2004
830
1.642
1.906
5.184
4.338
5.144
3.678
3.356
3.584
2.016
1.939
1.611
2.289
3.271
3.347
1.880
1.678
1.270
2.076
1.868
2.336
59
132
224
Até 1 ano
De 1 a 5 anos
De 6 a 10 anos
De 11 a 15 anos
De 16 a 20 anos
De 21 a 26 anos
De 25 a 30 anos
Acima de 30 anos

Todos os empregados, independentemente de ser ou não filiados aos sindicatos profissionais, são abrangidos por Convenções e Acordos Coletivos que dispõem sobre as Relações de Trabalho, renovadas anualmente mediante negociações com os sindicatos.

Também são desenvolvidos programas como "Encontro com o Presidente", nos quais os empregados mantêm, espontaneamente, contato direto com a administração maior da Empresa.

São realizados, ainda, programas metódicos de encontros entre supervisores e gerentes com todos os seus subordinados, ocasião em que o empregado, identificando-se ou não, manifesta dúvidas, opiniões, críticas e reivindicações em relação à Empresa.

Na Usiparts, esse contato entre Empresa e empregados resulta em melhoria, que aprimora a comunicação interna, o comprometimento da equipe e o clima interno, além de proporcionar premiação para as boas sugestões.

Na Cosipa, o processo constante de diálogo entre empregados e supervisores é apoiado por um sistema informatizado, que possibilita o acompanhamento de suas etapas. Periodicamente, os supervisores de 1ª nível se reúnem com as suas equipes para esclarecer dúvidas, ouvir opiniões e críticas quanto a qualquer assunto da empresa.


Programas de Reuniões entre Supervisão de 1ª Linha da Cosipa e suas Equipes de Trabalho
Nº de pendências
4.000
3.000
2.000
1.000
0
3.400
2.985
2.768
2002
2003
2004

As questões não respondidas pelas supervisões são consideradas "pendências" e encaminhadas ao nível hierárquico superior para deliberação. A progressiva redução das "pendências" demonstra o constante aperfeiçoamento no processo de diálogo entre a empresa e seus empregados.


Sistema Usiminas - Distribuição do número de empregados próprios por nível de escolaridade
Nº de Empregados
2002
2003
2004
12.000
9.000
6.000
3.000
0
6.213
6.430
6.510
8.980
9.332
10.312
2.269
2.154
1.910
550
473
690
Até Nível Fundamental
Nível Médio
Nível Superior
Pós-Graduação, Mestrado ou Doutorado

Essas formas de interação das empresas com os empregados permitem o desenvolvimento de programas que resultam em benefícios equânimes, não paternalistas, criteriosamente planejados, observando-se os anseios dos empregados e seu grupo familiar.

Como fruto dessa forma de gestão participativa, a Rio Negro conquistou a terceira colocação na categoria das empresas que contam com 501 a 1000 empregados do *ranking* "Valor Carreira 2004", promovido pelo jornal Valor Econômico, para destacar e homenagear as empresas brasileiras que são referência em clima organizacional, segundo avaliação dos próprios empregados, aferida por pesquisa desenvolvida pela HayGroup do Brasil.

Pela implementação do seu modelo de gestão, de programas voltados à saúde, à segurança, ao meio ambiente, à educação e ao desenvolvimento, ao lazer e à cultura,

Entrega do Prêmio Sesi de Qualidade no Trabalho

em 2004 a Usiminas foi agraciada com o "Prêmio SESI de Qualidade no Trabalho – PSQT".

O prêmio foi instituído em 1996 pelo Serviço Social da Indústria – Sesi – para distinguir as empresas que desenvolvem programas de qualidade de vida no local de trabalho como fruto de uma política de responsabilidade social corporativa, ao promover uma convivência harmoniosa e produtiva entre empregados e empregadores, contribuindo para o fortalecimento do setor industrial e o desenvolvimento sustentável do País.

Entre os principais programas voltados aos empregados e seus dependentes, destacam-se:

"Nesses 40 anos de existência do nosso Sindicato, na defesa dos interesses dos trabalhadores, alcançamos um excelente padrão de qualidade de vida no trabalho e na comunidade. Em nossas relações com as empresas do Sistema Usiminas, por vezes turbulentas, nunca tivemos a necessidade de recorrer à paralisação grevista. Sempre chegamos ao bom entendimento formalizado em Acordos Coletivos que promoveram a valorização do trabalhador, independentemente de sua filiação ao nosso Sindicato."

Luiz Carlos de Miranda Faria
Presidente do Sindicato dos Trabalhadores nas Indústrias Siderúrgicas, Metalúrgicas, Mecânicas, de Material Elétrico e de Informática de Ipatinga, Belo Oriente e Santana do Paraíso - SINDIPA

6.2 SAÚDE E SEGURANÇA OCUPACIONAL

A segurança e a qualidade de vida no trabalho compõem parte importante do modelo de gestão do Sistema Usiminas. É um compromisso assumido por todos aqueles que exercem atividades profissionais nas empresas e, em especial, por todos que exercem cargos de supervisão.

Esse compromisso compartilhado deu origem, na Usina Intendente Câmara em Ipatinga, aos "Grupos de Voluntários de Segurança". Espontaneamente formados nas áreas operacionais, os grupos têm como objetivo a disseminação de conceitos prevencionistas e o zelo pela saúde e integridade dos colegas de trabalho, ampliando as ações da Comissão Interna para Prevenção de Acidentes - CIPA.

Grupo de Voluntários de Segurança - Número de membros na Usina Intendente Câmara


Nº de membros
1.560
1.540
1.520
1.500
1.524
1.551
1.540
2002
2003
2004

Sistema Usiminas - Número de acidentes do trabalho com perda de tempo


Nº de acidentes
80
60
40
20
0
74
68
47
2002
2003
2004

Todos os empregados podem utilizar quaisquer das ferramentas de prevenção de acidentes. Entre elas, a de Hipóteses de Acidente, em que o próprio empregado, identificando-se ou não, digita no sistema computadorizado (HSAT) suas observações sobre o potencial de ocorrência de acidentes.

Por norma contratual, todos os serviços prestados por terceiros nas empresas do Sistema estão obrigados ao cumprimento rigoroso desses padrões, além de normas específicas de Segurança do Trabalho e de Meio Ambiente, estendendo exigências, conceitos de responsabilidade social e desenvolvimento sustentado por toda a malha de fornecedores.

Como na Usina Intendente Câmara, as atividades operacionais na Usina José Bonifácio de Andrada, da Cosipa, em Cubatão (SP), também são minuciosamente parametrizadas por especialistas em segurança e medicina ocupacional, com o envolvimento da área operacional e participação decisiva dos empregados que as executam, organizados nas 151 "Células Motivacionais", voltadas para as questões da qualidade, do meio ambiente e da segurança do trabalho. Em 2004, 2.203 empregados participaram das "células".

Todos os riscos potenciais constatados pelos empregados são registrados em "Comunicação de Saúde e Segurança – COSS". Para os casos significativos, a unidade de segurança e medicina ocupacional abre um "Relatório de Não Conformidade – RNC –", garantindo a implantação de ações corretivas e a verificação da eficácia do plano de ação.

O relacionamento afetivo e praticamente fraterno vem principalmente da fidelidade da Empresa perante seus empregados. Uma Empresa que cumpre todas as normas de segurança, qualidade e meio ambiente e ainda oferece prêmios àqueles que se destacam nessas tão importantes atividades. Como prova maior deste relacionamento tão sadio entre Empresa e empregados, podemos citar ainda o Café da Manhã com o Presidente, em que conversam diversos assuntos, perguntam o que querem saber, e o nosso Professor, como carinhosamente é chamado o Dr. Rinaldo Campos Soares, responde a todos. Empregados que já participaram deste encontro, em sua maioria absoluta, sempre elogiaram o evento e saíram satisfeitos com o que viram e ouviram. Avaliamos esse relacionamento tão sadio entre Empresa e empregados como um dos principais motivos do incrível e constante sucesso desta grandiosa Empresa.

José Alves dos Santos
Operário-Padrão 2004

Se ainda assim vier a ocorrer algum acidente com lesão ou sem, ele será imediatamente divulgado através do programa "Divulgação Com Participação – DCP", para todos os empregados das unidades operacionais, visando à adoção de medidas preventivas.

Esses e outros programas e atividades fazem parte de um "Sistema de Gestão Integrada – SGI –", que estabelece uma política clara que abrange ações relativas ao meio ambiente, à segurança e à saúde ocupacional, todas desenvolvidas sob o acompanhamento "on-line", via rede informatizada interna, disponível para todos os empregados.

O Centro de Saúde Ocupacional – CSO –, localizado na parte interna da Usina José Bonifácio de Andrada e Silva, inaugurado em maio de 1996, tem o objetivo de promover ações preventivas de promoção à saúde dos empregados, além do cumprimento dos aspectos legais relacionados à Medicina do Trabalho. O CSO integra o Serviço de Medicina, Segurança do Trabalho e Meio Ambiente, proporcionando atendimento social, odontológico, fisioterápico, plantão médico 24 horas na própria empresa e coleta de material para exames laboratoriais, sem custo para o empregado.


Centro de Saúde Ocupacional - Cosipa


"CONSULTÓRIO MÉDICO
2

Em seus serviços odontológicos, todos os empregados realizam exames sob a premissa da prevenção e controle de lesões bucais. O resultado tem sido positivo: em 2004, menos de 15% dos empregados tiveram necessidade de tratamento odontológico.

São procedimentos constantes nos Sistemas de Gestão Integrada das empresas do Sistema, certificados em conformidade com a norma OHSAS 18.001 – "Occupational Health and Safety Assessment Series", renovadas sempre após diligentes auditorias realizadas pela *Det Norske Veritas* – DNV.


DNV

DET NORSKE VERITAS

CERTIFICADO DE SISTEMA DE GESTÃO DE SEGURANÇA E SAÚDE OCUPACIONAL

RIO NEGRO COMÉRCIO E INDÚSTRIA DE AÇO S/A

em

Av. Monteiro Lobato, 2.805 - Guarulhos, SP - Brasil
Av. das Bandeirantes, 9.000 A - Taubaté, SP - Brasil

OHSAS 18001:1999

COMERCIALIZAÇÃO E PROCESSAMENTO DE PRODUTOS LAMINADOS PLANOS DE AÇO (CENTRO DE SERVIÇOS DE AÇOS).

DET NORSKE VERITAS 1864

Certificado OHSAS 18001 da Rio Negro

DNV

DET NORSKE VERITAS

CERTIFICADO DE SISTEMA DE GESTÃO DE SEGURANÇA E SAÚDE OCUPACIONAL

Certificado Nº 3501-2004-HSO-SPA-DNV

USIMINAS MECÂNICA S/A

em

Rua 01, nº 2.000 - Bairro Usiminas
Ipatinga, MG - Brasil

está em conformidade com os requisitos da Norma de Gestão de Segurança e Saúde Ocupacional

OHSAS 18001:1999

para o seguinte escopo de produtos e serviços.

Local e data: São Paulo, 2004-09-28

Este Certificado é válido até 2007-09-16

Data da Certificação original: 2004-09-16

DET NORSKE VERITAS 1864

Certificado OHSAS 18001 da Usiminas Mecânica

Apesar dos esforços sistemáticos, cumpre registrar a ocorrência de dois acidentes fatais em 2004. Um ocorrido em 8/4/2004, às 14 horas e 20 minutos, com um empregado da Usifast Logística Industrial S.A., motorista de veículo pesado. Tinha 8 anos de empresa e 15 anos de experiência como motorista profissional, considerado apto após cursos de direção defensiva e pelos exames periódicos de medicina ocupacional promovidos pela empresa. O acidente ocorreu com um veículo da empresa que havia sido submetido a todas as revisões de manutenção, na Rodovia Regis Bittencourt, BR-116, Km 364 – Município de Miracatu (SP), em trecho com grande volume de tráfego e em precário estado de conservação.

Outro ocorrido em 18/1/2004 na Cosipa. O empregado contava com 14 anos e 10 meses na Empresa, também havia sido considerado apto, após treinamentos e exames periódicos relativos à medicina ocupacional. Durante manobra com a locomotiva, deixou de atender ao chamado por rádio da sala de controle, sendo imediatamente procurado e encontrado sem vida no interior de uma galeria pluvial, possivelmente em decorrência de queda. A Cosipa realizou exaustivos estudos a respeito do acidente, adotou medidas preventivas e de reforço em relação a todos os programas prevencionistas da Empresa, não registrando nenhum outro acidente que resultasse em afastamento temporário do trabalho durante todo o ano de 2004. As medidas adotadas, incorporadas às práticas operacionais, terão prosseguimento durante os anos seguintes.

6.3 ASSISTÊNCIA MÉDICA, ODONTOLÓGICA E HOSPITALAR

O Sistema Usiminas disponibiliza aos empregados e seus familiares extensos programas voltados à saúde, com ênfase na medicina preventiva. São programas de Promoção de Saúde, de Assistência Social, de Saúde Ocupacional e de Assistência Médica, Hospitalar e Odontológica, sendo este último em regime de co-participação nas despesas. Todas as empresas do Sistema proporcionam coberturas amplas de planos de saúde adaptados às peculiaridades regionais, abrangendo indistintamente todos os empregados e seus familiares.

A Usiminas, Cosipa, UMSA, Unigal, Usiroll e Usiparts, que abrangem mais de 115 mil pessoas entre empregados, dependentes e aposentados, através da Fundação São Francisco Xavier – FSFX –, oferecem amplo plano de assistência, com cobertura para hospitalização, consultas, exames complementares de diagnósticos e procedimentos médicos de alta complexidade. Por meio de sua Operadora de Planos de Saúde, a FSFX proporciona atendimento de qualidade, certificado pela norma ISO 9000, sempre aperfeiçoado por pesquisas de atendimento realizadas com os prestadores de serviços e beneficiários.


Emotion
Tomografia computadorizada - Hospital Márcio Cunha

O Centro de Odontologia Integrada – COI da FSFX – não se limita à restauração plena da saúde bucal. O COI desenvolveu modelo próprio de atuação, a "Inversão da Atenção Odontológica", no qual prioriza a prevenção como estratégia de atendimento.


Índice de Dentes Cariados Perdidos e Obturados - CPODT*
Índice CPO-D por pessoa
População de 12 anos de idade
4,5
3,0
1,5
0,0
4,1
3,4
3,0
2,4
2,3
1,9
1,4
1,3
1,1
1,1
0,9
0,9
0,9
0,9
0,8
3,1
0,7
0,1
Chile
Argentina
Canadá
Japão
Espanha
França
Cuba
USA
Finlândia
Suécia
Dinamarca
Holanda
Suíça
U.K.
Austrália
Brasil
Ipatinga-MG
C.O.I-USIMINAS

Fonte: World, Oral Health Report - Organização Mundial de Saúde - OMS.

Além de apresentar-se como uma instituição de sucesso no controle das doenças bucais, o COI busca o desenvolvimento tecnológico dos princípios de promoção da saúde, baseado nas melhores evidências científicas. Toda experiência e conhecimento, como os repassados à Prefeitura de Ipatinga e por ela já implementados, encontram-se disponíveis para instituições públicas e privadas interessadas.

A Cosipa desenvolve o Programa "Dente de Aço" para os filhos dos empregados, com o objetivo de promover a saúde bucal. Através de um teatro lúdico, apresentação de vídeos, desenhos, palestras e escovação prática, os filhos dos empregados com idade de 5 a 12 anos são motivados aos cuidados com a saúde bucal.

À medida que novas empresas se integram ao Sistema Usiminas, os benefícios proporcionados pela Fundação São Francisco Xavier são criteriosamente estendidos à nova comunidade, observando costumes, hábitos e necessidades dos empregados e seus familiares.

"Em que pese toda a extensão do leque de atividades da FSFX abrangendo as áreas de educação, saúde e cultura, talvez seja exatamente os recursos que ofereça na área hospitalar que toque o ponto mais sensível das necessidades da população por ela atendida.
Isso porque seus serviços contam com reconhecida qualidade de excelência sem nenhuma discriminação social, isto é, dispensando aos usuários carentes do SUS os mesmos recursos assistenciais que dedica aos demais conveniados ou aos pacientes particulares.
Demonstrando de modo exemplar essa assertiva, estão visíveis aos olhos de todos a nossa hemodiálise, a reforma e ampliação do hospital com a oferta de serviços de ponta e a construção da Unidade II do HMC, para atender a uma demanda sempre crescente que atesta tanto a necessidade como a satisfação da nossa clientela com o trabalho realizado em um processo contínuo e evolutivo."

Ronaldo Monteiro
Diretor-Executivo da FSFX

Centro de Odontologia Integrada da Fundação São Francisco Xavier



6.4 EDUCAÇÃO E CONHECIMENTO - A CHAVE PARA EXPANSÃO DOS NEGÓCIOS

Requalificação Profissional

Mediante programas de autodesenvolvimento, o Sistema Usiminas promove o realinhamento do perfil profissional dos seus empregados e de terceiros em atividades permanentes de apoio.

A iniciativa é uma forma de as empresas prepararem profissionais para novas demandas tecnológicas em sua estrutura de produção e negócios.

A iniciativa visa, ainda, à requalificação profissional em face de fatores como readaptação à função compatível à capacidade física e à reestruturação dos processos produtivos nas empresas.


Sistema Usiminas
Autodesenvolvimento - Programas de Requalificação de Empregados
Horas em requalificação
75.000
65.000
55.000
70.531
74.340
73.687
2002
2003
2004

Educação Básica de Empregados - Nível Fundamental e Médio

Os Programas de Educação Básica para os níveis fundamental e médio, oferecidos gratuitamente desde 1995, têm por objetivo aumentar a escolaridade de trabalhadores das empresas do Sistema Usiminas, empresas coligadas e prestadoras de serviços.

Professores especializados orientam os alunos, respeitando-se sempre a capacidade de aprendizado individual. Os horários de estudos são flexíveis, adequando-se às jornadas de trabalho dos alunos.

A formatura é uma solenidade em que os certificados são entregues pessoalmente pelo Presidente e pelos diretores das empresas.


Sistema Usiminas
Programa de Ensino de Nível Fundamental e Médio
Nº acumulado de formados
2003
2004
1.400
1.300
1.200
1.100
1.000
1.212
1.357
1.265
1.399
Nível Fundamental
Nível Médio

A Capacitação e o desenvolvimento de profissionais

Os programas de capacitação, desenvolvimento e aperfeiçoamento profissional estão presentes em todas as empresas do Sistema Usiminas, criando oportunidades para o aprimoramento profissional dos seus empregados.

Implementados pelo Processo de Educação Corporativa, os programas são voltados para o desenvolvimento técnico-gerencial, realizados em dependências próprias e em instituições externas no Brasil e em outros países.

Além dos cursos de capacitação, destacam-se os de pós-graduação (especialização, mestrado e doutorado), que abrangem temas como gestão, qualidade, marketing, tecnologia e meio ambiente, sempre realizados através de associações com universidades e faculdades consideradas referenciais em relação ao conhecimento especializado.

O constante investimento no aperfeiçoamento dos seus empregados possibilitou que o Sistema Usiminas registrasse a marca de 652 pedidos de patentes no Instituto Nacional de Propriedade Industrial (INPI) ao longo de sua história. Desses pedidos, 400 obtiveram registro até 2004, o que gerou novas tecnologias e aperfeiçoamentos. Esses registros têm possibilitado novos negócios por meio do licenciamento de patentes a outras empresas no Brasil e no exterior, e através da assistência técnica prestada a terceiros para a transferência da tecnologia desenvolvida.

A realização desses cursos tem sido aberta à participação de clientes e fornecedores, enriquecendo a troca de experiência e contribuindo para uma integração cada vez maior entre os agentes da cadeia produtiva.

Os cursos desenvolvidos elevaram para 25,6% o percentual dos empregados do Sistema Usiminas de nível educacional superior com formação complementar.

"A Usiminas, em parceria com a Fubrae (Fundação Brasileira de Educação), desenvolve o Programa de Educação Básica, desde abril de 1995.
Atualmente são 400 matriculados e mais de 1.800 concluintes do ensino fundamental e médio.
A oportunidade que a empresa oferece aos seus empregados pelo programa de autodesenvolvimento é resultado de seu compromisso com a qualidade de vida da sua força de trabalho.
Para muitos, retornar aos estudos após anos de afastamento é uma realização. Hoje se sentem mais valorizados, mais integrados à família e à sociedade."

Janeiva A. Quintão
Professora/Monitora da FUBRAE

Sistema Usiminas
Horas em treinamento por empregado



Nº de horas por empregado
80
60
40
20
0
73.84
72.27
2003
2004

Cursos de Pós-Graduação, Mestrado e Doutorado de Empregados - horas em capacitação



Nº de horas
100.000
80.000
60.000
40.000
20.000
0
50.617
65.495
52.900
81.562
2003
2004
Usiminas
Total - Sistema Usiminas

6.5 PREVIDÊNCIA SUPLEMENTAR

Instituídas com o objetivo de proporcionar benefícios de natureza previdenciária, a Caixa dos Empregados da Usiminas e a Fundação Cosipa de Seguridade Social – Femco –, entidades fechadas de previdência, cumprem o importante papel de concretizar o sonho de uma aposentadoria digna, com um padrão de vida estável.

Assim, estendem o vínculo dos empregados para além do marco da aposentadoria, transformando o ingresso nas empresas do Sistema Usiminas num autêntico projeto de vida. A previdência suplementar, portanto, constitui-se numa das principais ferramentas da administração de recursos humanos na busca e na permanência dos seus talentos.

Em 2004, os planos previdenciários pagaram benefícios de prestação continuada a 17.827 participantes aposentados e pensionistas, totalizando cerca de R$ 249 milhões.

Ainda no exercício de 2004, 11.719 participantes obtiveram empréstimos no montante de R$ 22,09 milhões, números que refletem o grande alcance social das entidades.

A participação das empresas patrocinadoras na formação das reservas de benefícios referentes aos planos previdenciários corresponderam, na Caixa dos Empregados da Usiminas e na Femco em 2004, a 6,43% da folha total dos salários de contribuição dos empregados participantes; a dos empregados participantes, em 4,18% dos seus salários de contribuição.

Em conjunto com o serviço social das empresas do Sistema, são desenvolvidos programas de preparação para aposentadoria, que envolvem o empregado prestes a se aposentar e seus familiares, abordando aspectos comportamentais relacionados à aposentadoria, cuidados com a saúde e outros temas. Após a aposentadoria, são periodicamente programadas visitas sociais aos antigos locais de trabalho por meio das associações de ex-empregados aposentados, com reflexos positivos tanto para os visitantes como para os empregados em exercício.

Para criar perspectivas de vida, a Femco mantém convênio com a Universidade Católica de Santos – Unisantos –, oferecendo condições vantajosas para que seus participantes e assistidos tenham acesso às vagas remanescentes nos cursos organizados dentro do programa universitário destinado à Terceira Idade.



Sistema Usiminas - Previdência privada fechada -
Caixa dos Empregados da Usiminas e Fundação Cosipa de Seguridade Social
Nº de participantes
Ativos
Assistidos
21.000
20.000
19.000
18.000
17.000
16.000
19.273
17.709
20.194
17.827
2003
2004

6.6 PROGRAMAS PARTICIPATIVOS

A participação efetiva dos empregados no cotidiano da Usiminas remonta aos primeiros momentos da sua operação industrial. A confluência de aspectos culturais de japoneses e mineiros propiciou o surgimento de grupos informais, sempre formulando soluções para questões técnicas, operacionais, de manutenção e segurança do trabalho, entre as diversas áreas industriais. Esses grupos estabeleceram novos procedimentos e critérios operacionais, superando especificações dos fabricantes em relação à segurança do trabalhador, à capacidade nominal e à durabilidade de equipamentos.

Deram origem aos "Círculos" ligados à operação, manutenção, suprimentos, qualidade, segurança do trabalho e meio ambiente, e fundamentaram um modelo de participação dos empregados que se tornou uma das faces mais marcantes da cultura organizacional da Empresa.

Esse modelo propiciou, décadas depois, que os empregados se organizassem e passassem a deter real participação acionária, influenciando decisivamente no futuro da Empresa. Hoje, através da entidade de representação dos empregados, essa participação atinge 13,24% do capital votante da Usiminas, já tendo recebido mais de R$ 127 milhões em dividendos distribuídos.

A participação compartilhada dos empregados nos processos foi gradualmente incorporada à cultura organizacional das empresas que vieram a compor o Sistema Usiminas.

Através de Programas de Participação nos Lucros e/ou Resultados elaborados após discussões com Sindicatos de Trabalhadores e Comissões de Empregados eleitas por colegas em cada uma das empresas do Sistema, são estabelecidas metas operacionais e sociais.


Dividendos e juros sobre o capital creditados à entidade de representação dos empregados
R$ milhões
150
100
50
0
89,39
127,61
Acumulado até 2003
Acumulado até 2004


Sistema Usiminas
Programas de participação dos empregados nos lucros ou resultados
R$ milhões pagos aos empregados
150
100
50
0
38,59
127,90
2003
2004

O alcance ou superação de metas individuais, setoriais e globais é premiado com remuneração adicional em valores também previamente aprovados por essas Comissões e pelos Sindicatos de Trabalhadores.

6.7 COMPROMISSOS ASSUMIDOS

	COMPROMISSOS ASSUMIDOS	ANDAMENTO EM 2004	COMPROMISSOS FUTUROS
PERFIL DOS EMPREGADOS	Elevar a escolaridade dos empregados através de oportunidades de acesso a cursos de ensino fundamental, médio e pós-graduação de nível superior.		
	a. Na Usiparts, esse compromisso tem o seguinte desdobramento: • 50% do efetivo com ensino fundamental completo em 2005; • 50% do efetivo com ensino médio completo até 2006.	Na Usiparts: a. Três empregados concluíram o curso de Pós-Graduação em Gestão Empresarial, totalizando 16; formatura de 53 empregados no ensino fundamental, totalizando 37%; formatura de 22 empregados no ensino médio, totalizando 31%;	Na Usiparts: a. No ensino fundamental, formar 48 empregados; no ensino médio, formar 88 empregados; iniciar uma nova turma de supletivo (1º ou 2º grau).
	b. Na Usiminas, o desdobramento da meta é atingir os seguintes números percentuais de empregados com formação complementar que ocupam cargos com a exigência de formação de nível superior: • Mais de 50% até o final de 2004; • Mais de 55% até o final de 2005; • Mais de 60% até o final de 2006.	b. Em 31.12.2004, a Usiminas atingiu a meta de contar com pessoal em atividades cuja exigência é de nível superior, com formação complementar, atingindo 430 empregados.	b. Na Usiminas, os empregados com formação complementar que ocupam cargos com a exigência de formação de nível superior deverão atingir 55% em 2005, e mais de 60% até o final de 2006.
	c. Na Cosipa, o compromisso é: • 100% do efetivo com no mínimo, ensino médio completo até 2006.	c. Na Cosipa, o desenvolvimento de programas de ensino fundamental e médio proporcionou que, em 31.12.2004, 91,68% do efetivo tenham concluído o ensino médio.	c. Na Cosipa, continuidade das ações para o cumprimento da meta de registrar 100% do efetivo com o ensino médio completo.
SEGURANÇA E MEDICINA OCUPACIONAL	1 Ampliar os programas de ginástica laboral nas empresas do Sistema. 2 Reduzir o número de acidentes que resultem em afastamento do trabalho. 3 Dar continuidade aos estudos de construção e aparelhamento de novos refeitórios, mais próximos dos locais de trabalho dos empregados da Usina Intendente Câmara da Usiminas, mantendo as premissas de conforto que nortearam a construção ou reforma dos sete refeitórios atuais.	1 O Programa da Usiminas foi ampliado em relação à participação dos seus empregados e estendido à Unigal, à Usiroll e às empreiteiras prestadoras de serviços de apoio permanente. 2 Em 2004, registrou-se um decréscimo de 36,8% na ocorrência de acidentes com perda de tempo de trabalho. 3 Estudo com conclusão pendente.	1 Ampliar a participação de empregados no Programa de Ginástica Laboral. 2 Manter os programas visando à contínua redução de acidentes com perda de tempo nas empresas do Sistema. 3 Concluir estudos visando à construção e ao aparelhamento de novos refeitórios na Usina Intendente Câmara, até 2006.
APOIO AO DESENVOLVIMENTO URBANO	1 Concluir em 2004 os estudos para implementação da nova fase do Plano Habitacional da Usiminas para construção de moradias destinadas a empregados da Usina Intendente Câmara, independentemente do seu nível funcional.	1 Estudos iniciados, com perspectivas de sua conclusão e início de obras até 2006.	1 Iniciar as obras do Plano Habitacional para construção de moradias para empregados da Usiminas até 2006.
MELHORIA DA QUALIDADE DE VIDA	1 Iniciar em 2004 a reestruturação e unificação dos programas para melhoria da qualidade de vida de empregados e familiares, dotando-os	1 Em 2004, a Usiminas lançou o projeto "Viver pra Valer", unificando e dando foco às iniciativas voltadas para a qualidade de vida no	1 Respeitadas as peculiaridades regionais, o projeto "Viver pra Valer" deverá ser aperfeiçoado e estendido às demais empresas do


Ao criarem condições para o desenvolvimento
social mediante iniciativas voltadas à saúde,
à educação, à cultura, ao esporte e ao lazer,
as empresas do Sistema Usiminas fazem com
que o seu crescimento seja validado pelas
próprias comunidades e gerações futuras.

7.1 DESEMPENHO SOCIAL

Apoiando a iniciativa pública, a Usiminas desenvolveu o planejamento urbanístico para Ipatinga, seguindo criterioso estudo para integrar bairros, praças, paisagismo e moradias à infra-estrutura urbana formada por escolas, clubes de esporte e lazer, lojas de cooperativa de consumo, estação de tratamento de água, postos de saúde e serviços, templos religiosos, centro de odontologia integrada, hospital geral, centros culturais e teatros, além da recomposição da cobertura vegetal nativa.

Hoje, com mais de 200 mil habitantes, Ipatinga ostenta o Índice de Desenvolvimento Humano, apurado pelo Programa das Nações Unidas para o Desenvolvimento (PNUD), superior a marca de 0,8 estabelecida pela Unesco para as localidades de "elevado desenvolvimento humano".

São realizações que promovem o bem-estar e a qualidade de vida das comunidades, sempre de forma associada ao desenvolvimento e à consolidação do Sistema Usiminas como um empreendimento privado sólido.

> "A Usiminas é uma empresa âncora no município de Ipatinga. Com a sua presença, a cidade recebeu impacto positivo na área institucional, criando a oportunidade para a emancipação do município e da comarca. É inegável que, com o progresso em vários segmentos, Ipatinga não ficou ilesa dos problemas sociais que norteiam todo o anel de progresso. Entretanto, a Usiminas tem estado presente, destacando-se como uma empresa cidadã. Um exemplo recente serve para ilustrar esse fato: com um cheque de R$ 1,17 milhão, relativo à antecipação do imposto de renda que lhe era devido, o valor foi canalizado para diversos setores sociais da cidade. Parabenizamos a nossa parceira Usiminas, pelas ações que geraram fruto e amenizaram a dor e criaram melhores oportunidades para nossa gente!"
>
> **Sebastião de Barros Quintão**
> Prefeito eleito de Ipatinga para 2005 - 2009

O Contato com a Comunidade

Através dos seus especialistas, o Sistema Usiminas mantém relacionamentos metódicos com representantes dos poderes públicos, ONGs, OSCIPs e da comunidade organizada, canalizando anseios e monitorando os impactos das atividades produtivas. Nas localidades onde é maior a importância relativa da presença da empresa em relação à comunidade, como na Cosipa, em Cubatão (SP), e, na Usiminas, em Ipatinga (MG), são mantidas estruturas organizacionais específicas para o trato dessas questões.

Como exemplo desse "ouvir a comunidade", destaca-se o programa "Painel Consultivo Comunitário", desenvolvido pelo Centro das Indústrias do Estado de São Paulo – Ciesp –, e integrado pela Cosipa e por 38 outras empresas. O programa realiza reuniões mensais com líderes comunitários, representantes de poderes públicos, instituições de ensino, entidades classistas e organizações não-governamentais, quando as expectativas da comunidade são metodicamente identificadas. Um grupo multidisciplinar da Cosipa analisa essas e outras expectativas, planejando, implantando ou dando encaminhamento a projetos sociais e relativos ao meio ambiente. Esse grupo se reporta à Diretoria da Empresa, o que permite total sintonia na harmonização dos interesses da Empresa e da comunidade.

Na Usiparts, os gerentes e a diretoria da Empresa participam da Associação das Empresas do Distrito Industrial de Pouso Alegre – Assedipa –, debatendo com outras entidades e lideranças da região assuntos de interesse das empresas e da comunidade, como transporte público, segurança, educação, infra-estrutura e meio ambiente.

Esse contato permanente com os poderes públicos e comunidade, entre outras ações, propiciaram a destinação de R$ 3,04 milhões para o Fundo para Infância e Adolescência – FIA. A aplicação dos recursos é administrada pelos Conselhos Municipais dos Direitos da Criança e do Adolescente – CMDCA – das cidades de Ipatinga (MG) e Cubatão, São Paulo, Praia Grande, São Vicente e Santos (SP), para o atendimento de políticas, programas e ações voltadas ao atendimento a crianças e a adolescentes em situação de risco, vítimas da violência, desabrigados, sem apoio ou estrutura familiar, bem como para o combate ao trabalho infantil.

Entre esses programas, destaca-se o "Atletas da Natureza", desenvolvido pela Associação Esportiva e Recreativa Usipa, em Ipatinga. É voltado para crianças e adolescentes de 8 a 14 anos em situação de vulnerabilidade social. Através do fortalecimento dos laços do núcleo familiar, do acompanhamento do desempenho escolar, do contato com o esporte e com a educação ambiental, o programa procura despertar a criança para as questões ligadas à cidadania e a sua própria integração social.

Acompanhados por assistente social, professores de educação física, pedagoga e educadores ambientais, 120 crianças e adolescentes têm a oportunidade de desenvolver seu potencial e habilidades mediante ações planejadas.

"[illegible] sempre era chamada à escola por causa de [illegible] do meu filho. Mas, depois que ele entrou para o programa, suas notas melhoraram e não precisei [illegible] chamada à escola. Ele melhorou muito."

Zélia Maria Teixeira

Mãe de aluno participante do Programa "Atletas da Natureza"

"O Balanço Social da Usiminas revela a atuação de uma empresa que faz da sua missão de produzir aço instrumento de promoção do crescimento econômico e desenvolvimento social de Minas Gerais. Os números e ações do seu Balanço Social impressionam por sua grandeza, por seus efeitos transformadores e de inclusão social e pelo trabalho voluntário desenvolvido por seus empregados. Contemporânea de seu tempo e do tempo de Minas e do Brasil, a Usiminas escreve, dia após dia, uma história notável, que mudou a vida de Ipatinga e do Vale do Aço. A Usiminas é, com certeza, motivo de orgulho para a indústria de Minas Gerais e do Brasil."

Robson Braga de Andrade

Presidente da Federação das Indústrias do Estado de Minas Gerais (Sistema Fiemg)

A comunidade também vai à Empresa através de visitas às instalações industriais. Nessas ocasiões, são apresentados os investimentos realizados, políticas e diretrizes relativas ao meio ambiente, saúde e segurança do trabalho, bem como aspectos relativos à qualidade de vida.

Entre as principais iniciativas das empresas do Sistema Usiminas em relação às comunidades, destacam-se:

7.2 O APOIO AO DESENVOLVIMENTO URBANO

A experiência adquirida pelo Sistema Usiminas com o planejamento urbanístico de Ipatinga, o domínio da tecnologia de aços com especificações técnicas voltadas para a construção civil e o desenvolvimento de soluções construtivas comerciais e residenciais unifamiliares e em edifícios residenciais, inclusive populares, proporcionou o desenvolvimento do Usiteto, um conjunto de soluções técnicas e arquitetônicas com significativos ganhos de produtividade obtidos pelo aço.

Em 2004, dentre as realizações promovidas com a tecnologia Usiteto, destacam-se:

- além das 2.864 moradias em edifícios de cinco e sete pavimentos construídas em 2003, a Companhia de Desenvolvimento Habitacional e Urbano de São Paulo – CDHU – construiu mais 44 edifícios de cinco pavimentos. O mesmo órgão ainda utilizou engradamentos metálicos em 70 edifícios e 81 casas;
- a Cooperativa Habitacional Municipal de Campinas – COHAB – construiu 1 edifício com a tecnologia de perfis formados a frio a partir de aço estrutural USI SAC 300 em solução tecnologicamente mais avançada que seus precedentes, com lajes pré-moldadas em concreto celular autoclavado e paredes do mesmo material moldadas "in loco";
- Em apoio ao movimento "Minas Solidária", ação liderada pela Coordenadoria Estadual de Defesa Civil – MG, visando à ajuda de emergência para desabrigados em decorrência de fortes chuvas, foram construídas e entregues 923 casas com engradamentos em aço USI SAC 300;
- a Prefeitura Municipal de Serra, no Espírito Santo, construiu 95 casas de 36 m^2 com o projeto padronizado desenvolvido pela Usiminas e encomendou outras 105 unidades para seu programa de moradia;
- a Prefeitura de Timóteo (MG) construiu um edifício de quatro pavimentos e está em fase final de viabilização de empreendimento com 36 edifícios, projeto aprovado pelos programas habitacionais do Ministério das Cidades do governo brasileiro;

Pela primeira vez, a tecnologia desenvolvida pelo Sistema Usiminas foi exportada. Em Angola, foram construídos 14 módulos de alojamentos com estrutura em perfis formados a frio e vedações e divisórias em paredes a seco com estrutura auxiliar em aço galvanizado e fechamento por placas de gesso acartonado.

Outro ponto de destaque foi a associação com empresa MVC Componentes Plásticos Ltda., no desenvolvimento de tecnologia de sistema de vedações em painéis com estrutura auxiliar de aço galvanizado da Usiminas e fechamento em placas de resina plástica, aplicadas em soluções construtivas do Usiteto. O projeto concorre na França ao "JEC Awards Composites Solutions 2005" na categoria "construção".

Desde a consolidação da tecnologia Usiteto, foram construídas mais de 10.000 moradias. Assim, com o Usiteto, o Sistema Usiminas oferece à sociedade soluções construtivas para amortizar o déficit habitacional brasileiro.

Conjunto habitacional construído com a tecnologia Usiteto em Timóteo, MG



7.3 O APOIO AO COOPERATIVISMO: A FORÇA DA EQUIPE

A proposta de consolidar benefícios sociais autônomos aos empregados e à comunidade leva as empresas do Sistema Usiminas a fomentar a disseminação dos ideais cooperativistas.

Em 1963, a Usiminas apoiou o início das atividades da Cooperativa de Consumo dos Empregados da Usiminas Ltda. – Consul –, com a missão de assegurar o suprimento de bens de consumo com qualidade e preços competitivos.

Hoje, a Consul é uma cooperativa aberta à comunidade e se destaca por sua política de preços adotada como referencial na região, pela significativa contribuição na arrecadação de impostos no município de Ipatinga e pela geração de empregos diretos e indiretos.

Hipermercado da Consul, no Shopping do Vale



Como primeira cooperativa de consumo a tornar-se loja-âncora, a Consul está presente com seu hipermercado no Shopping do Vale do Aço, maior empreendimento comercial da região. São 4.800m² de área de vendas, com 30 "check-outs" informatizados e mais de 23.000 itens em seu "mix" de produtos comercializados.

Os mesmos serviços são disponibilizados à população em geral através de mais dois supermercados, localizados em bairros populosos de Ipatinga, totalizando mais 2.042 m² de área de venda.


Cooperativa de Consumo dos Empregados da Usiminas - Número de Cooperados
Nº de associados
42.000
39.000
36.000
33.000
30.000
35.464
38.275
41.290
2002
2003
2004


Arrecadação de ICMS do setor supermercadista de Ipatinga - Contribuição da Consul
Percentual de participação
80
60
40
20
0
71,51
28,49
65,12
34,88
63,47
36,53
2002
2003
2004
Consul
Setor supermercadista


Cooperativa de Consumo dos Empregados da Usiminas - Faturamento anual
R$ Milhões
80
60
40
20
0
46,19
54,46
62,87
2002
2003
2004

Como resultado positivo de sua gestão auto-sustentável, voltada para atuação eficaz no mercado, a Consul vem mantendo o primeiro lugar no *ranking* das maiores cooperativas de consumo de Minas Gerais e uma das maiores do País.

Os conceitos cooperativistas também são difundidos na comunidade através da Cooperativa de Economia e Crédito Mútuo dos Empregados da Usiminas – COOPECO –, e da Cooperativa de Crédito dos Empregados da Usiparts. Ambas têm a missão de promover a poupança e financiar as necessidades ou os empreendimentos dos seus participantes.


Coopeco – Número de associados
Nº de associados
10.000
7.500
5.000
2.500
0
6.594
7.768
8.228
2002
2003
2004


Coopeco – Número de operações de crédito
Nº de operações
7.500
7.000
6.500
6.000
5.500
6.396
7.459
6.931
2002
2003
2004

Com a concessão de empréstimos diferenciados em relação ao sistema financeiro tradicional, a Coopeco beneficiou 84,24% dos seus participantes, reforçando o ideal pela busca do bem comum.

Integrada a mais de 1.599 agências do Banco Cooperativo do Brasil S/A – BANCOOB –, do qual é fundadora, oferece todos os serviços de um banco comercial múltiplo, operando contas-correntes, cobranças, recebimentos de contas de água, energia e telefone e aplicações financeiras.


Coopeco – Capital integralizado dos cooperados
R$ Milhões
8
6
4
2
0
5,19
6,24
7,19
2002
2003
2004

Confirmando o conceito de cooperativa de crédito economicamente viável e refletindo a confiança do seu quadro de cooperados, o retorno sobre o capital integralizado de seus participantes registrou ganho real de 15,28%.

Das suas sobras de exercício (lucratividade), destinou a bonificação máxima de 12% ao capital dos participantes, reteve 10% referentes ao Fundo de Reserva e destinou


Coopeco – Total de empréstimos concedidos aos cooperados
R$ Milhões
15
10
5
0
7.24
8.66
11.20
11.60
14.22
2000
2001
2002
2003
2004

5% para o Fundo de Assistência Técnica Educacional e Social – Fates –, viabilizando programas de benefício social aos cooperados de baixa renda. E, através de convênio firmado com a Associação Esportiva e Recreativa Usipa, subsidia o aprimoramento técnico de atletas nas diversas modalidades da natação.

7.4 O TRABALHO VOLUNTÁRIO NAS COMUNIDADES

As empresas do Sistema Usiminas incentivam seus empregados à prática de iniciativas voluntárias de desenvolvimento social, disponibilizando, para esse fim, recursos e imóveis.

As atividades do voluntariado abrangem o trabalho efetivo realizado em creches, comunidades de bairros, igrejas, asilos, hospitais e postos de atendimento médico e social. Estão presentes também nas ONGs de recuperação de dependentes químicos e proteção e recuperação do meio ambiente.

Em Ipatinga, a Usina Intendente Câmara e a Usiminas Mecânica têm na ação voluntária pessoal um dos critérios para a eleição, com o voto dos próprios empregados, dos "Operários-Padrão" de cada setor. Os "Operários-Padrão" coordenam campanhas beneficentes em prol de mais de 131 entidades comunitárias e de famílias carentes previamente cadastradas.

Em dezembro, apoiados pelas empresas e instituições locais, os empregados promovem o "Dia V", em que as diversas iniciativas ganham maior visibilidade pública. Também em Ipatinga, os alunos do Centro de Formação Profissional da Usina Intendente Câmara aprendem, cedo, a importância da contribuição voluntária para o desenvolvimento comunitário, participando de reformas das escolas públicas no município.

Na Cosipa, o voluntariado também é uma tradição. Coordenados pela Empresa, seus empregados formaram a "Companhia de Voluntários", da qual também participam empregados das empresas contratadas, com o objetivo de prestar ajuda a entidades assistenciais da Baixada Santista, comunidades de bairros carentes

Ação voluntária, em Ipatinga, de empregados da Usiminas



e a três escolas de Cubatão, Santos e São Vicente que participam do projeto "Cosipa na Escola".

A Companhia de Voluntários da Cosipa concentra suas ações em três focos:

- Aulas de dança, teatro, futebol, reforço escolar de matemática e português;
- Preparação para exames em escolas técnicas com aulas de reforço escolar em química, física e matemática;
- "Projeto Mantiqueira", que reúne aulas de reforço escolar em português e matemática, oficinas de teatro, programas de conscientização ambiental e aulas de informática. O Projeto atende a adolescentes de 11 a 14 anos, de famílias desestruturadas e expostos a riscos físicos e sociais e a doenças características da situação de pobreza.

Desenvolvem ainda campanhas como a do "Agasalho", que proporcionou a distribuição de roupas e cobertores para 74 entidades da comunidade, e a do "Natal sem Fome", com a doação de gêneros alimentícios para 104 entidades beneficentes de cidades da Baixada Santista.

Os empregados da Rio Negro também desenvolvem, voluntariamente, campanhas semelhantes. Em 2004, com o apoio da Empresa, realizaram em novembro a 2ª Campanha de Doação de Sangue, com a coleta de aproximadamente 100 litros, promovida pela Sociedade Beneficente de Coleta de Sangue – Colsan. A Empresa doou 103 microcomputadores a entidades assistenciais da região de Guarulhos, Taubaté, Itaquaquecetuba e Itaim Paulista, previamente cadastradas e analisadas por uma comissão de empregados voluntários, visando ao desenvolvimento e a inclusão digital de comunidades menos favorecidas.

A Rio Negro desenvolve ainda o programa de "Coleta Seletiva" interna e, na comunidade próxima, seleciona material para posterior doação à Regional São Paulo da Cáritas Brasileira, da Conferência Nacional dos Bispos Brasileiros – CNBB. Os produtos comercializados pela entidade proporcionam recursos direcionados para projetos assistenciais.

Projeto Mantiqueira



7.5 SAÚDE NA COMUNIDADE

Hospital Márcio Cunha. A Excelência Hospitalar.

Situado em Ipatinga (MG) e atendendo a uma microrregião com uma população de aproximadamente 600 mil pessoas, o Hospital Márcio Cunha, da Fundação São Francisco Xavier – FSFX –, é um hospital geral que atua em 30 especialidades médicas.

Pelo Ministério da Saúde, é considerado "estratégico" no âmbito do Sistema Único de Saúde – SUS (Decreto 4.481/02) – e credenciado como "Centro de Alta Complexidade em Oncologia". Também pela Secretaria de Estado de Saúde de Minas Gerais, é considerado referência no atendimento de urgência e emergência, de gestantes de alto risco, de transplantes renais e procedimentos de diálise, na implantação de marca-passo cardíaco, na neurocirurgia e no atendimento em Unidade de Tratamento Intensivo – UTI – para adultos. São reconhecimentos governamentais periodicamente renovados após avaliação de suas instalações físicas, equipamentos e corpo clínico.

É credenciado pelo Ministério da Educação para residência médica em cirurgia geral, radiologia, pediatria, clínica médica, ginecologia e obstetrícia. Em 2004, iniciou a implementação de um convênio com a Fundação Lucas Machado – Faculdade de Ciências Médicas de MG, para proporcionar cursos de especialização em diversas especialidades médicas.

Foi o primeiro hospital brasileiro a obter "Acreditação Hospitalar em Grau de Excelência" após auditoria da *Det Norkes Veritas* – DNV –, de acordo com as diretrizes do "Manual Brasileiro de Acreditação Hospitalar" estabelecidas pela Organização Nacional de Acreditação – ONA – e aprovadas pelo Ministério da Saúde através da Portaria n. 1.970/2001. Também pioneiramente, esse grau de acreditação foi renovado no exercício de 2004, junto com as demais certificações relativas à qualidade.

UTI Neonatal - Hospital Márcio Cunha



Reconhecendo a excelência alcançada, a *Secretaria de Estado de Saúde de Minas Gerais* firmou convênio com a FSFX, estabelecendo um "Programa de Consultoria e Assistência Técnica a Hospitais", com o objetivo de prestar assessoria de gestão hospitalar ao Hospital Municipal e ao Hospital Samaritano, ambos de Governador Valadares (MG), e à Associação Hospitalar Santa Rosália, de Teófilo Otoni (MG).

Em sua segunda etapa, prestou assessoramento no planejamento e na implementação de recomendações, em especial nas áreas de Recursos Humanos, Custos Hospitalares e Planejamento Estratégico.


"A Usiminas é um exemplo empresarial de responsabilidade social na saúde. Não tenho medo nenhum de errar ao afirmar que o Hospital Márcio Cunha é o melhor hospital de Minas Gerais."
Marcus Vinicius Caetano Pestana da Silva
Secretário de Estado de Saúde e Gestor do SUS-MG

O trabalho, concluído em 2004, proporcionou um diagnóstico gerencial e sugestões de diretrizes para uma administração eficaz, constituindo-se num instrumento para a Secretaria de Estado de Saúde promover o aperfeiçoamento da gestão dos hospitais sob a sua área de influência.

Somente em 2004, a FSFX investiu mais de R$ 26 milhões em obras e instalações, todas de grande importância para a comunidade em geral. Entre elas, a conclusão da Unidade II do Hospital Márcio Cunha, voltado ao atendimento de pacientes particulares, conveniados e, principalmente, beneficiários do Sistema Único de Saúde (SUS).

Com a inauguração da nova Unidade, com 7.400 m² de área construída, o Hospital Márcio Cunha passou a contar com 500 leitos de internação e 8 leitos de "hospital-dia", ampliando significativamente a assistência hospitalar à comunidade abrangida pela gratuidade proporcionada pelo SUS, nos mesmos padrões que o Sistema Usiminas reserva aos empregados e a seus familiares.

Considerando somente a capacidade do Hospital Márcio Cunha, a população de Ipatinga passou a contar com 2,65 leitos por mil habitantes, número próximo aos três leitos hospitalares recomendados pela Organização Mundial de Saúde – OMS –, contribuindo para a melhoria do "Índice de Desenvolvimento Humano" da região.

Ainda dentro do Plano de Obras desenvolvido em 2004, o Hospital atualizou tecnologicamente e reestruturou os espaços físicos e as áreas de lavanderia, nutrição e a central de esterilização de material da Unidade I. Os serviços de diagnósticos passaram a contar com a instalação de novos equipamentos, como os de tomografia helicoidal computadorizada e de ressonância nuclear magnética.

Foram concluídas as reformas do bloco cirúrgico e da sala de recuperação pós-anestésica, a ampliação das UTIs de atendimento geral e coronarianas, e o Centro de Hemodinâmica. Através de convênio com a Fundação Zerbini, o Hospital incorporou a tecnologia desenvolvida pelo Instituto do Coração – Incor –, da USP, passando a proporcionar procedimentos de alta complexidade em hemodinâmica e cirurgia cardíaca à comunidade, segundo os mesmos padrões e protocolos médicos do Instituto.

A Unidade I tem, ainda, uma UTI Neonatal e Pediátrica com 560 m², contando com cinco leitos de tratamento intensivo neonatal, cinco leitos para tratamento intensivo pediátrico e 20 leitos para cuidados neonatais intermediários.

Em reconhecimento aos serviços prestados à saúde pública, tanto pela divulgação de suas práticas gerenciais quanto pelas dimensões e pelo alcance da assistência prestada, a Secretaria de Estado de Saúde de Minas Gerais concedeu a Usiminas a "Grande Medalha do Mérito da Saúde" e ao Hospital Márcio Cunha o diploma e a "Medalha do Mérito da Saúde" como Instituição Privada Parceira do SUS.



Centro de Hemodinâmica do Hospital Márcio Cunha

7.6 PLANO DE SAÚDE. BOM PARA OS EMPREGADOS E PARA A COMUNIDADE.

A experiência adquirida na administração hospitalar e de planos de saúde próprios proporcionou à FSFX a capacitação necessária para estender os benefícios destinados aos empregados do Sistema Usiminas à população em geral. Mediante sua Operadora de Planos de Saúde – o Usisaúde –, a FSFX oferece Planos Individuais e Coletivos/ Empresariais, de acordo com o marco legal vigente, aliando qualidade e diversidade de atendimento à flexibilidade de benefícios, segurança e baixos custos.

Proporcionando assistência integral a mais de 120.000 beneficiários, com ampla rede credenciada, o Usisaúde disponibiliza prestadores de serviços da mais alta qualificação para o atendimento a seus clientes nos principais centros de referência médica do País. Sempre voltada ao aperfeiçoamento contínuo de suas atividades, a operadora mantém pesquisas sobre a qualidade do atendimento respondidas pelos beneficiários e pelos profissionais da sua rede credenciada. Em 2004, após diligentes auditorias realizadas pela *Det Norske Veritas* – DNV –, a Operadora teve a qualidade do seu Sistema de Gestão certificada em conformidade com a Norma ISO 9001.


DET NORSKE VERITAS
CERTIFICADO DE SISTEMA DA QUALIDADE
USISAÚDE
INMETRO

Certificado ISO 9001 Usisaúde

7.7 EDUCAÇÃO NA COMUNIDADE

Formação de níveis fundamental e médio

Em Ipatinga, o Colégio São Francisco Xavier – CSFX –, fundado pela Usiminas, conta hoje com cerca de 2.950 alunos, do pré-escolar ao ensino médio.

A qualidade de ensino valeu ao CSFX uma conquista pioneira no Brasil: a Certificação ISO 9002 em relação ao sistema da qualidade do ensino e infra-estrutura das instalações, conferida em 1997 pela *Det Norske Veritas* – DNV – e re-ratificada em auditorias posteriores.

A avaliação da qualidade do ensino também ocorre mediante o acompanhamento do desempenho dos alunos que participam do Sistema de Avaliação Seriada nas Universidades Federais de Brasília, Viçosa, Uberlândia, Ouro Preto e Juiz de Fora, a que se somam o elevado índice de aprovação de seus ex-alunos nos vestibulares das melhores universidades do País.

Em 2004, a filosofia "Ser Mais", idealizada pelo Colégio, foi transposta para toda a FSFX, fundamentada num conjunto de princípios e diretrizes que conduziram todas as atividades. Como desdobramento dessa filosofia, o Colégio realiza, a cada três anos, o "Congresso de Educação do CSFX", voltado aos educadores das redes pública e privada, aos pais, aos alunos e à comunidade. Sem ônus para os participantes, o Colégio apresenta seu desenvolvimento sobre metodologias didáticas e demais aspectos pedagógicos, que, colocados em ampla discussão, resultam em aperfeiçoamentos aplicados na rede de ensino e no próprio Colégio.

Ainda dentro da filosofia "Ser Mais", destacam-se as seguintes realizações:

- A ampliação de 236 para 299 bolsas de estudos para alunos carentes no ensino regular, indicados pelas escolas da rede pública da comunidade, observando critérios como renda familiar, entre outros. Além da isenção total das despesas com matrículas e mensalidades, os bolsistas recebem uniformes escolares, material didático e transporte escolar.

- Aperfeiçoamento do Centro para Desenvolvimento do Potencial e de Habilidades – CEDEPH – em Ipatinga, onde crianças carentes, portadoras de talentos e altas habilidades, são, através de metodologia científica apropriada, identificadas nas escolas da rede pública da comunidade. Após a identificação e confirmação do perfil, essas crianças têm seu desenvolvimento acompanhado por especialistas do CSFX e, em acréscimo ao ensino proporcionado pela escola da criança, passam a participar de programas específicos e personalizados, voltados ao aperfeiçoamento das habilidades e talentos potenciais confirmados. Em 2004, 145 crianças foram beneficiadas pelas atividades do Centro.

A Usiminas viabilizou, ainda, a construção de 28 escolas para a comunidade, hoje administradas pelo poder público estadual.

A Cosipa, com base na avaliação das necessidades de médio prazo das localidades próximas, firmou convênio de cooperação técnica com as prefeituras de Cubatão, Santos e São Vicente. Pelo convênio, especialistas da Empresa cooperam para o aperfeiçoamento da gestão escolar pública em uma escola de cada município, a partir da incorporação de modelos baseados na qualidade total implementados na Usina José Bonifácio de Andrada, associados a critérios desenvolvidos pela Unesco para educação. As escolas são equipadas pela Empresa com laboratórios de informática e mobiliário apropriado. O objetivo é transformá-las em referências da qualidade para o ensino público no Estado de São Paulo.

A iniciativa motivou a adesão da Associação dos Funcionários da Cosipa e da Universidade Santa Cecília no desenvolvimento de programa de práticas esportivas para alunos da 5ª à 8ª série do ensino fundamental, através de aulas de vôlei e futsal.

Os empregados da Cosipa, em atitude de voluntariado, organizaram as bibliotecas das escolas e proporcionam orientação profissional em diversas formações e aulas de reforço escolar, desenvolvimento de oficinas de dança, teatro, flauta e origami, entre outras. Ao todo, os programas beneficiaram cerca de 3.000 crianças de famílias de baixa renda.



Projeto Cosipa na Escola

Formação Profissional

Por meio do Centro de Formação Profissional, a Usina Intendente Câmara tem proporcionado desde 1964 a formação profissionalizante a menores aprendizes nas áreas de mecânica, elétrica, tornearia, soldagem, eletrônica e operação siderúrgica.

Os cursos extrapolam a formação meramente técnica. Mediante disciplinas focadas em educação ambiental, segurança do trabalho, saúde e civismo, educam os jovens para o exercício da cidadania. Dos atuais trabalhadores nas atividades industriais de operação, 27,10% passaram pelo Centro de Formação Profissional.

Os cursos cumprem ainda o importante objetivo de formar profissionais com o perfil adequado ao desenvolvimento das atividades industriais do Sistema Usiminas e de empresas locais, alavancando o desenvolvimento regional.

Programa idêntico é desenvolvido pela Usiparts, onde já foram formados 57 profissionais até 2004.

Na Usina José Bonifácio de Andrada, o programa existe desde 1976. Adolescentes com idade entre 14 e 17 anos têm a oportunidade de acesso a cursos profissionalizantes com duração de dois anos. Todo o período de aprendizado e estágio é remunerado. Ao concluírem os cursos, os alunos estão capacitados para atuar de forma diferenciada no mercado de trabalho.



Sistema Usiminas - Formação de menores aprendizes
Nº acumulado de formados
8.400
8.300
8.200
8.100
8.000
8.087
8.247
8.312
Até 2002
Até 2003
Até 2004

Requalificação Profissional na Comunidade

O Programa de Autodesenvolvimento na Comunidade é uma forma do Sistema Usiminas preparar profissionais para as novas demandas do mercado. Incentiva a requalificação profissional e a empregabilidade, em seu sentido mais amplo.

Em 2004, o Sistema Usiminas ofereceu a 1.371 pessoas das comunidades próximas cursos para a profissionalização de adultos nas áreas técnicas de soldagem, mecânica, elétrica e eletrônica, e área de administração, além de cursos de idiomas, cursos de relações humanas e um extenso programa ligado à informática.

O apoio ao desenvolvimento profissional na comunidade também atinge pessoas de nível educacional superior. Em 2004, credenciado pela Fundação Getúlio Vargas – FGV –, o Centro de Desenvolvimento de Pessoal da Usiminas promoveu cursos de pós-graduação em Gestão Empresarial em suas próprias instalações, com a participação, além de empregados da Empresa, de 130 pessoas da comunidade.

São oportunidades que o Sistema Usiminas disponibiliza à comunidade em apoio às iniciativas governamentais. Proporciona, como ganho, profissionais capacitados que, de forma direta ou indireta, contribuem para o sucesso das empresas em seus relacionamentos, negócios e empreendimentos.

Sistema Usiminas - Horas em cursos de requalificação profissional proporcionadas à comunidade



Nº de horas
60.000
40.000
20.000
0
42.810
53.813
2003
2004

7.8 PROGRAMAS DE ESTÁGIO SUPERVISIONADO

O Sistema Usiminas oferece oportunidade de estágio curriculares – exigência de aprendizagem em vários cursos – a estudantes do ensino médio e superior. Além de ser uma oportunidade para colocar em prática os conhecimentos teóricos adquiridos na escola, o estágio possibilita ao aluno vivenciar a realidade profissional, ao desenvolver a noção de responsabilidade, exercitar a convivência em equipe, conhecer e incorporar os valores do mundo empresarial e identificar diversas possibilidades de atuação. Os programas são estruturados em etapas previamente estabelecidas em conjunto com a entidade de ensino, acompanhadas por orientadores, e buscam conciliar os objetivos de aprendizagem com a realidade das empresas. Os estágios supervisionados proporcionam a identificação de talentos para um futuro aproveitamento dentro das empresas do Sistema.

Com o mesmo foco, a Usiminas atua, junto com outras importantes empresas, como mantenedora da "Associação Júnior Achievement - MG", uma fundação educativa, sem fins lucrativos. Através do trabalho voluntário dos executivos das empresas, a entidade implementa programas que visam despertar o espírito empreendedor de estudantes do ensino fundamental e médio, estimular o seu desenvolvimento pessoal, as

Sistema Usiminas - Programa de estágios curriculares para estudantes



Nº de alunos estagiários
Nível técnico
Nível superior
400
300
200
100
0
255
148
187
156
290
311
2002
2003
2004

suas habilidades e o fortalecimento dos princípios éticos, além de proporcionar uma visão realista da economia e do mundo dos negócios.

7.9 ESPORTE E LAZER

As empresas do Sistema Usiminas construíram e disponibilizaram mais de 20 grandes instalações voltadas ao lazer e ao esporte dos seus empregados, familiares e comunidades. Hoje, são clubes auto-sustentados e dirigidos pelos próprios associados. Além do lazer, proporcionam a prática esportiva, que promove a coesão e o trabalho de equipe. A Associação dos Funcionários da Cosipa – AFC – promove a integração de seus associados e da comunidade em geral, visando sempre ao desenvolvimento social, cultural e esportivo. Com moderna academia de ginástica junto à Usina José Bonifácio de Andrada, com o Centro de Lazer de Santos e o Centro de Lazer da Náutica, com mais de 260 mil m², em São Vicente, a AFC multiplica opções de diversão e aprimoramento físico e mental. Sempre participando de eventos esportivos especializados, a AFC colabora com o engrandecimento do desporto nacional, ao revelar vários atletas de renome.

A AFC, em conjunto a Universidade Santa Cecília, desenvolve ainda o projeto "Educação Através do Esporte". Beneficiando cerca de 360 estudantes de três escolas públicas municipais de Santos, São Vicente e Cubatão, o programa tem como meta despertar nos alunos da 5ª à 8ª série o interesse por práticas esportivas, particularmente o vôlei e o futsal.

A Associação Esportiva e Recreativa Usipa, em Ipatinga, é outro clube dotado de infra-estrutura completa para o desenvolvimento das mais diversas modalidades esportivas. É hoje referência brasileira no desenvolvimento do esporte especializado. Conta com piscina olímpica climatizada, ginásios, estádio, centro de avaliação científica de atletas, quadras poliesportivas, centro de treinamento, pistas de atletismo, alojamentos e completas instalações sociais, possibilitando a revelação de novos e talentosos atletas, com conquistas de medalhas em competições nacionais e mundiais. Em 2004, como acontece há décadas, atletas de alto desempenho da Usipa obtiveram excelentes resultados em competições esportivas, como a nadadora Roberta Kamila, patrocinada pela Cooperativa de Economia e Crédito Mútuo dos Empregados da Usiminas.



Atletas da Usipa

Na 8ª edição dos Jogos Nacionais do Trabalhador, promovidos pelo Sesi, na fase "Região Sudeste", as equipes do Sistema Usiminas obtiveram vários primeiros lugares em natação. Foi também campeã geral no futebol society e no voleibol masculino.

Também a nadadora Ingrid Sezini Souza participou de importantes competições, obtendo o 2º lugar na prova 100 metros nado de costas do "Troféu Chico Piscina Internacional de Seleções Estaduais e Internacionais de Natação" e participou da equipe campeã brasileira na prova revezamento 4x50 metros nado livre. É a atual recordista de Minas Gerais na prova dos 100 metros nado de costas.

No Atletismo, a atleta Áuria Mariana Eusébio Coelho obteve o 2º lugar no Campeonato Brasileiro de Menores na prova dos 5.000 metros marcha atlética, campeonato promovido pela Confederação Brasileira de Atletismo – CBAt.

Grande destaque alcançou o atleta Sandro Alex Cruz Santos, integrante da equipe brasileira no Campeonato Mundial de Portadores de Deficiência promovido pela Confederação Internacional para Deficientes na Suécia, sagrando-se campeão Mundial na corrida de revezamento 4x400 metros.

Na 8ª edição dos Jogos Nacionais do Trabalhador, promovidos pelo Sesi, na fase "Região Sudeste", as equipes do Sistema Usiminas obtiveram os primeiros lugares nas modalidades de Natação Masculino – "Tri Campeã Geral" - nas modalidades "revezamento 4x50 metros, nado de costas, nado livre, nado borboleta e nado de peito; medalha de bronze na natação feminina – revezamento 4x50 metros e nado borboleta 50 metros, campeã geral no futebol society e no voleibol masculino. No atletismo masculino, obteve a medalha de prata nos 200 metros rasos e no salto em altura e medalha de bronze nos 100 metros rasos e no arremesso de peso. O atletismo feminino obteve medalha de prata no revezamento 4x100 e bronze no arremesso de peso. Na fase nacional dos Jogos do Sesi, as equipes do Sistema Usiminas sagraram-se bicampeãs brasileiras de natação, com destaque para as modalidades do revezamento 4x50 metros, nado livre, nado de costas, e vice-campeã no vôlei masculino.

Associação Esportiva
e Recreativa Usipa



7.10 COMPROMISSOS ASSUMIDOS

	COMPROMISSOS ASSUMIDOS	ANDAMENTO EM 2004	COMPROMISSOS FUTUROS
APOIO AO DESENVOLVI-MENTO URBANO	Concluir em 2004 os estudos para implementação da nova fase do Plano Habitacional da Usiminas para construção de moradias destinadas a empregados da Usina Intendente Câmara, independentemente do seu nível funcional.	Estudos iniciados, com perspectivas de conclusão e início de obras até 2006.	Iniciar as obras do Plano Habitacional para construção de moradias para empregados da Usiminas até 2006.
SAÚDE NA COMUNIDADE	Conclusão em 2004 das obras de construção da Unidade II do Hospital Márcio Cunha em Ipatinga. Oferecer à população, em 2004, serviços de Hemodinâmica e de Cirurgia Cardíaca de alta complexidade a partir do apoio técnico e transferência de tecnologia proporcionada pelo convênio com a Fundação Zerbini/Instituto do Coração – Incor – nas áreas de Cardiologia, Cirurgia Cardiaca e Hemodinâmica.	Obras e instalações da Unidade II do Hospital Márcio Cunha concluídas e entregue à população em 26.10.2004. Com o convênio com a Fundação Zerbini, a inauguração do Centro de Hemodinâmica, instalação de novos equipamentos para diagnóstico e ampliação das suas UTIs, o Hospital Márcio Cunha já oferece procedimentos cardiológicos clínicos e cirúrgicos de alta complexidade à comunidade, segundo os mesmos padrões e protocolos médicos praticados pelo Incor – SP.	Difundir na comunidade a disponibilidade do Hospital Márcio Cunha para oferecer procedimentos cardiológicos clínicos e cirúrgicos de alta complexidade.
EDUCAÇÃO NA COMUNIDADE	Ampliar, por meio do CSFX, a ação do Centro de Desenvolvimento do Potencial e Habilidades – CEDPH –, destinado a crianças carentes portadoras de talentos e altas habilidades. Em 2004, deverão ser atendidas 138 crianças de 7 a 12 anos, prevendo-se um crescimento gradual que possibilite atender a cerca de 600 crianças e adolescentes de até 15 anos em 2007. Destinar 50 vagas à comunidade nos programas de pós-graduação da Usiminas em 2004.	Em 2004, o CSFX, mediante o CEDPH, atendeu a 145 crianças carentes, identificadas pelos seus potenciais talentos e habilidades. Em 2004, 130 pessoas da comunidade tiveram participação nos programas de pós graduação da Usiminas.	Dar continuidade às ações desenvolvidas pelo CEDPH, ampliando o número de crianças atendidas. Dar continuidade à oferta de vagas à comunidade, em programas de pós-graduação desenvolvidos pela Usiminas.
ESPORTE - PARTICIPAÇÃO EM JOGOS	Participação das equipes de natação e vôlei masculinas na VIII edição dos Jogos Nacionais do Trabalhador.	As equipes do Sistema Usiminas participaram de todas as fases dos Jogos Nacionais do Trabalhador, com excelentes resultados em várias modalidades esportivas.	Participação dos empregados das empresas do Sistema Usiminas na IXª edição dos Jogos Nacionais do Trabalhador, promovidos pelo Sesi.
INTEGRAÇÃO COM A COMUNIDADE	Incrementar os programas de integração entre a Usiparts, os seus empregados, familiares e a comunidade mediante ações de aproximação com entidades locais, programas de visitas de familiares, de estudantes e entidades regionais às suas instalações.	Comemorado, em 15/10/2004, o 5º aniversário da empresa, com a participação de empregados, familiares, convidados e prestadores de serviço, com aproximadamente 3.000 presentes. Recebidos, em visita, alunos de escolas técnicas e de faculdades da região.	Apoio sociocultural: destinar recursos para cinco entidades de assistência e apoio ao menor e para projetos culturais. Aproximação empresa – comunidade: proporcionar estágio curricular para 12 estudantes de nível técnico e 6 de nível superior a cada semestre; aproximar escolas e Empresa através de visitas e acompanhamento técnico;



O Sistema Usiminas
proporciona espaços
e condições para as
artes florescerem,
sem a pretensão de tutelar
a cultura artística, e sim
o seu desenvolvimento
e difusão como meta.
assim todos ganham

As empresas do Sistema Usiminas promovem o desenvolvimento humano e cultural da comunidade por meio do Instituto Cultural Usiminas – Usicultura –, fundado em 1993 e administrado pela Fundação São Francisco Xavier – FSFX.

8.1 A INTERAÇÃO COM AS COMUNIDADES

A partir de demandas percebidas pelo contato direto com a comunidade, o Usicultura estabeleceu como prioridades a criação de espaços com infra-estrutura necessária ao desenvolvimento das mais variadas vertentes artísticas; o desenvolvimento cultural e artístico local e regional e a promoção artística voltada para a formação de público e mercado e formação artística, orientada na busca da inclusão social.

Focado nesses objetivos, o Usicultura inaugurou, em 1994, o Teatro Zélia Olguin, em Ipatinga (MG), com capacidade para 206 espectadores. Nesses dez anos de atividades, foram realizados mais de 700 espetáculos de dança, teatro e música, inclusive orquestras de câmara, que envolveram 3 mil artistas e 200 mil espectadores.

Em 2002, o Usicultura concluiu as obras do Centro Cultural Usiminas, em Ipatinga. O local conta com a Galeria de Arte Hideo Kobayashi, com 1.000 m^2, e um dos mais modernos teatros do País, dotado de 724 lugares e infra-estrutura para receber espetáculos de dança, teatro, concertos, óperas e grandes montagens nacionais e internacionais.

Os espaços culturais oferecem uma programação nacional e internacional, permanente e de alta qualidade.

Além desses espaços, o Usicultura fomenta a produção de espetáculos, a criação de grupos artísticos regionais e a realização de cursos de aperfeiçoamento para a comunidade artística. Apóia, ainda, projetos de inclusão social, como o Memória Gráfica - Typographia, que, mediante atividades de gravura, impressão e cursos de formação artística e gráfica, atua com menores em situação de risco social; o Sambalelê, projeto desenvolvido pelo Corpo Cidadão para a formação artística de menores residentes na periferia de Belo Horizonte, e os corais "Gente Nossa" e "Viva Voz", em Ipatinga.

Público presente nas instalações próprias do Usicultura



Nº de pessoas
100.000
75.000
50.000
25.000
0
2003
2004
79.321
88.797
94.218
77.388
23.937
31.549
Teatro Centro Cultural Usiminas
Galeria Hideo Kobayashi
Teatro Zélia Olguin

No período de 1993 a 2004, o Usicultura destinou mais de R$ 55 milhões a iniciativas culturais, por meio de incentivos fiscais proporcionados pelas legislações estadual e federal.

Em 2004, através do Usicultura, os investimentos culturais da Usiminas, Cosipa, Usiminas Mecânica, Fasal, Dufer, Rio Negro, Usiparts e Cooperativa de Consumo dos Empregados da Usiminas superaram R$ 22 milhões, o que expressa o compromisso do Sistema Usiminas para com a inclusão social e a promoção do desenvolvimento humano.

Ação educativa no *Centro Cultural Usiminas*



8.2 REALIZAÇÕES EM 2004

Em 2004, segundo referência de cálculo desenvolvida pela Fundação João Pinheiro, estima-se que os investimentos culturais realizados pelas empresas do Sistema Usiminas tenham gerado cerca de 2.500 empregos diretos e 4.000 empregos indiretos em setores ligados à atividade artística.

Entre esses investimentos, destacam-se:

8.3 INFRA-ESTRUTURA E EQUIPAMENTOS SOCIAIS

A manutenção e revitalização de importantes instituições culturais de Minas Gerais, como a Fundação Clóvis Salgado – Palácio das Artes, Museu de Arte da Pampulha, Galpão Cine Horto, Museu Histórico Abílio Barreto, Biblioteca Pública Estadual Luiz Bessa, Arquivo Público Mineiro, Fundação de Educação Artística, Museu Giramundo, Fundação de Arte de Ouro Preto e Memória Gráfica.

A criação de infra-estrutura adequada, mediante construção, restauração e manutenção de teatros de Minas Gerais: Teatro Usiminas (inaugurado em julho de 2004 na Biblioteca Estadual Luiz de Bessa - Belo Horizonte); Teatro Municipal de Uberlândia (MG), projeto de Oscar Niemeyer; Teatro Manoel Franzen de Lima, em Nova Lima (MG); Teatro Municipal de São João del-Rei (MG); Teatro João Paulo II - Unileste, em Coronel Fabriciano (MG); Centro Cultural José Maria Barra - Teatro da Cidade de Uberaba (MG); Teatro Vânia Campos, em Itaúna (MG); Teatro Usina Gravatá, em Divinópolis (MG); Teatro Municipal de Guaxupé (MG); sede dos grupos Trampulim e Armatrux, em Nova Lima (MG); além do desenvolvimento do projeto "Biblioteca Ler é Saber", instalado na estação de metrô Paraíso, São Paulo (SP).

8.4 DESENVOLVIMENTO CULTURAL E ARTÍSTICO

- Manutenção e apoio à produção de grandes grupos artísticos como Giramundo, Armatrux, Mimulus Cia. de Dança, Cia. de Dança Palácio das Artes, Meia Ponta Cia. de Dança, Será Quê?, Catibrum, Grupo Galpão, Grupo Camaleão, entre outros.
- Manutenção e apoio a grupos artísticos de regiões de atuação da Usiminas e Empresas do Sistema, como Grupo Farroupilha, Perna de Palco, Corpo de Prova e Hibrydus, de Ipatinga; Grupontapé, de Pouso Alegre (MG), e Orquestra Sinfônica de Santos (SP).
- Edição de livro e CD que contam a história da cidade de Cubatão (MG); edição de livro sobre a cidade de Santos (SP) e edição do livro do fotógrafo paulista Militão Augusto Azevedo em formato do álbum "Por Todos os Poros".
- Realização de oficinas nas áreas de música, dança e teatro em Ipatinga e Belo Horizonte, direcionados para a classe artística de Minas Gerais.

"Exemplo de empresa-cidadã, por sua forte atuação em vários ramos do moderno conceito de Responsabilidade Social, em especial na preservação do meio ambiente natural regional e o que ocorre no seu pátio industrial, na Educação e na Saúde, não só de seus empregados mas da população de sua área de influência, a Usiminas tem também destacada presença na área da Cultura. Através do Usicultura, gerenciado por profissionais especializados, desenvolve um planejado programa de apoio e incentivo a atividades artísticas e culturais e não só em Ipatinga e municípios vizinhos, mas também em Belo Horizonte e outras cidades. Seu Centro Cultural, em Ipatinga, abriga hoje iniciativas importantes nos campos da Música, Ópera, Teatro, Dança e Artes Visuais. Investe em formação de recursos humanos para a arte e no despertar de talentos. Apóia projetos de terceiros de relevância cultural para o Estado. É parceira-mantenedora do Palácio das Artes, permitindo amplo programa cultural. Tudo isto distingue a Usiminas como empresa ética e válida, moderna e socialmente responsável, capaz, como poucas, de apresentar Balanço Social de grande densidade."

Mauro Werkema
Presidente da Fundação Clóvis Salgado

Espetáculo "Um chapéu para viagem" - Grupo Perna de Palco, de Ipatinga





8.5 PROMOÇÃO ARTÍSTICA

Entre os eventos artísticos promovidos com a parceria do Usicultura em seus espaços culturais, em 2004, destacam-se: Stanley Jordan; Paulo Autran; Mimulus Cia. de Dança; Grupo Galpão; Grupo Giramundo; ópera Madamma Buterfly, com a solista Eiko Senda, realizada no Jardim Japonês do Centro Cultural Usiminas; a peça "Melanie Klein", com Nathália Timberg, Carla Marins e Rita Emor; "Três Homens Baixos", com Gracindo Júnior, Francisco Cuoco e Chico Tenreiro; Galpão Cine Horto; "Orquestra da Académie D' Accordeon de Haguenau – Alsácia" (França); Sylvia Klein, Ana Botafogo e a pianista Lílian Barretto; Denise Stoklos e Balé de Rua de Uberlândia.

O Sistema Usiminas patrocinou, ainda, importantes eventos nacionais e internacionais, sempre com resultados de formação de público e artística, como o 5º Salão do Livro de Minas Gerais e Encontro de Literatura; a 30ª Campanha de Popularização de Teatro e Dança de Belo Horizonte e a 1ª Campanha de Ipatinga; o ECUM - Encontro Mundial de Artes Cênicas; o VI Festival Internacional de Curtas-Metragens de Belo Horizonte; a Mostra Mundial de Cinema-Indie e Passarela da Cultura Usiminas, evento realizado durante 11 dias em Ipatinga e 7 dias em Belo Horizonte, com apresentações de teatro, dança, música e circo. O Usicultura patrocinou, também, a temporada em São Paulo do espetáculo "Noites Brancas", com Débora Falabella e Luiz Arthur. O espetáculo foi o grande vencedor do teatro no 1º Prêmio Usiminas SINPARC de 2004, promovido pelo Sindicato dos Produtores de Artes Cênicas de Minas Gerais, um dos mais importantes e tradicionais do Estado. A Cosipa patrocinou, ainda, a apresentação da Cia. de Dança Palácio das Artes, com o espetáculo "Sonho de Uma Noite de Verão" em Santos, além de oficinas artísticas em Cubatão.

"Madama Butterfly"

8.6 COMPROMISSOS ASSUMIDOS

	COMPROMISSOS ASSUMIDOS	ANDAMENTO EM 2004	COMPROMISSOS FUTUROS
INSTALAÇÕES E EQUIPAMENTOS URBANOS VOLTADAS À CULTURA	Dar continuidade às atividades de aquisição de equipamentos, melhorias das instalações e aperfeiçoamento dos serviços prestados pelo Teatro Zélia Olguin e Centro Cultural Usiminas. Instalação de escultura pública de grande escala, em Ipatinga, da artista plástica Tomie Ohtake. Continuidade da política de investimento em projetos de infra-estrutura e manutenção e revitalização de centros culturais, teatros, museus e equipamentos culturais.	Foram investidos mais de R$ 2 milhões na aquisição de equipamentos, na manutenção e no custeio das atividades. Parte desses recursos foi viabilizada através de projetos beneficiados pelas leis de incentivo à cultura. Em comemoração ao aniversário da cidade, no dia 30 de abril foi entregue a escultura pública da artista nipo-brasileira Tomie Ohtake. Construção, restauração e manutenção de 21 instalações culturais, entre elas, 9 teatros, 1 centro cultural em Uberaba (MG) e a sede dos Grupos Trampulim e Armatrux; revitalização das instalações das instituições Fundação Clóvis Salgado - Palácio das Artes, Museu de Arte da Pampulha, Galpão Cine Horto, Museu Histórico Abílio Barreto, Biblioteca Pública Estadual Luiz Bessa, Arquivo Público Mineiro, Fundação de Educação Artística, Museu Giramundo, Fundação de Arte de Ouro Preto e Memória Gráfica.	Realização de cursos de aperfeiçoamento técnico e permanente atualização dos equipamentos disponíveis. Compromisso de continuidade da política de criação e melhoria de infra-estrutura para a atividade artística: investimento em projetos de restauração, manutenção e revitalização de centros culturais, teatros, museus e equipamentos culturais.
APERFEIÇOAMENTO TÉCNICO DA CLASSE ARTÍSTICA LOCAL E REGIONAL	Continuidade dos programas de cursos, oficinas e seminários oferecidos à comunidades locais, sempre buscando agregar, aos eventos e projetos, o residual alcançado através dos programas de formação nas áreas de artes cênicas, música, ópera e artes visuais.	Realização de cursos, oficinas e debates nas áreas de música, teatro e dança, ao longo de 2004, com atendimento de toda a classe artística.	Continuidade de orientação para extensão dos programas patrocinados com o objetivo de formação – cursos, oficinas, etc. Desenvolvimento de atividades regulares de formação através dos programas do Usicultura.
PROMOÇÃO ARTÍSTICA VOLTADA À FORMAÇÃO DE PÚBLICO E MERCADO	Continuidade da programação diversificada, de alta qualidade e a preços acessíveis disponibilizada nos espaços do Teatro do Centro Cultural Usiminas e Teatro Zélia Olguin. Estímulo a projetos culturais que privilegiem a formação de público e de mercado e projetos de manutenção de grupos artísticos.	Em 2004, foi apresentada uma programação nacional e internacional, permanente e diversificada, nas áreas de música, dança, teatro, ópera, etc. Em 2004, manteve-se a política de manutenção dos grupos artísticos, gerando segurança e resultados de longo prazo.	Continuidade de prospecção de programação de alta qualidade e da busca do equilíbrio para uma programação eclética dos espaços, diversidade cultural e produção regional e nacional. Continuidade dos critérios de formação de público e desenvolvimento sustentável para a seleção de projetos a serem patrocinados e programas de longo prazo.
EDUCAÇÃO ARTÍSTICA	Continuidade ao trabalho de Ação Educativa, ampliando suas ações por meio de oficinas, cursos e espetáculos didáticos, além da criação de uma biblioteca de arte e centro de referência no Centro Cultural Usiminas.	Em 2003, a Ação Educativa atendeu a 9 mil pessoas; em 2004, foram 15 mil pessoas. Foram desenvolvidas atividades externas, com visitas a creches e instituições culturais.	Implantação da Biblioteca no Centro Cultural Usiminas no primeiro semestre de 2005, com área específica para Ação Educativa. Desenvolvimento de atividades com professores da rede pública e privada de ensino, visando efeito multiplicador.
DESENVOLVIMENTO CONJUNTOS COM OUTRAS INSTITUIÇÕES DE FOMENTO	Consolidação e ampliação dos convênios de cooperação técnico-cultural com instituições como Fundação Clóvis Salgado – Palácio das Artes, Sesiminas – FIEMG, Museu de Arte da Pampulha e Museu Histórico Abílio Barreto, entre outras.	O Usicultura viabilizou o aperfeiçoamento de grupos artísticos de Ipatinga, nas áreas de dança e teatro e de grupos, como o Coral Usina Intendente Câmara e a Orquestra Jovem de Ipatinga.	Desenvolvimento, em parceria com o Estado e com as instituições culturais, de ações descentralizadoras.



O uso racional dos recursos naturais e a redução dos impactos ambientais, associados a programas de educação ambiental e à recuperação da fauna e da flora, são focos de atuação que visam a sustentabilidade das empresas

Nas empresas do Sistema Usiminas, a conservação e o uso racional dos recursos naturais, a preservação do meio ambiente e o fomento ao desenvolvimento de uma mentalidade ambientalista entre empregados e comunidade estão sempre associados a um plano ecológico integrado, regido por princípios do desenvolvimento sustentado, promovido em respeito às gerações presentes e futuras.

Na execução desses planos, constantes investimentos são realizados para reduzir impactos provenientes de processos produtivos. Em moeda atualizada, na Usina Intendente Câmara em Ipatinga, esses investimentos totalizam cerca de R$ 1,27 bilhão. Na Usina José Bonifácio de Andrada e Silva, em Cubatão, somente no período de 1995 a 2003, pós-privatização, os 23 grandes empreendimentos que compõem os "Projetos Ambientais Cosipa – PAC –" resultaram em valores da ordem de R$ 908 milhões.

São investimentos que proporcionaram melhorias ambientais substanciais, salubridade e segurança no local de trabalho e qualidade de vida para a comunidade.

Certificações comprovam o compromisso das empresas do Sistema em relação ao meio ambiente e aos impactos ambientais. Os dois complexos sidero-metalúrgicos formados pelas usinas Intendente Câmara e José Bonifácio de Andrada e Silva possuem os seus Sistemas de Gestão Ambiental certificados em relação à Norma ISO 14001, bem como as empresas com impactos de relativa significância, como Dufer, Unigal, Usiparts e Usiminas Mecânica.

9.1 DIRETRIZES RELATIVAS AO MEIO AMBIENTE

As diretrizes operacionais para todas as atividades nas empresas do Sistema, relativas aos impactos ambientais e ao meio ambiente, associam premissas para o desenvolvimento sustentado e a responsabilidade social, com ganhos operacionais e a geração de receitas com a comercialização responsável de subprodutos dos processos industriais. Visam:

- Conduta ética nos negócios e atendimento dos requisitos legais e regulamentares associados aos produtos, processos, pessoas e instalações como agentes direcionadores da gestão;
- Estratégias, planos de ação e processos orientados em função da promoção da satisfação e da conquista da fidelidade dos clientes;
- Preservação da saúde e bem-estar das pessoas, sua valorização, capacitação, envolvimento, motivação e segurança, com base na prevenção de acidentes, que são permanentes alvos da ação empresarial;
- Prevenção da poluição, identificação e controle de aspectos ambientais, redução da geração de resíduos sólidos, qualidade dos efluentes hídricos e das emissões atmosféricas, uso racional da água, da energia e dos insumos, requisitos primordiais no desenvolvimento de todas as atividades;
- A ação da gestão, que deve gerar valor e permitir o perene desenvolvimento da Empresa.

9.2 REQUISITOS LEGAIS

As atividades produtivas do Sistema Usiminas observam, como parâmetros, a conformidade com as legislações ambientais nacionais e locais, além de normas internacionais. As empresas, cujo início de atividades se deram antes dos marcos regulatórios legais relativos aos licenciamentos ambientais, encontram-se em processo normal de licenciamento no órgão local fiscalizador das posturas ambientais.

A Usina Intendente Câmara, em Ipatinga, primeira unidade industrial do Sistema Usiminas, possui licenciamento ambiental de sua planta industrial, e todos os novos processos introduzidos ou modificados são objeto de licenciamento nos órgãos ambientais competentes. São duas as Licenças Operacionais: a sob o n. 318/2004, referente às áreas de Laminações, Aciarias, Sinterizações e Altos-Fornos e Apoio, com prazo de validade até 20/4/2008, e a sob o n. 389/2003, referente as áreas de Coquerias e Carboquímicos, com prazo de validade até 9/9/2007.

Para a utilização de recursos hídricos, possui certificado de outorga do uso da água, emitido pelo Instituto Mineiro de Gestão de Águas – Igam –, através da Portaria n. 577/2000, com validade até 2005. No âmbito federal, em cumprimento à Lei n. 10.165, que visa assegurar o controle e a fiscalização das atividades potencialmente poluidoras e utilizadoras de recursos naturais, a sua atividade é cadastrada no Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – Ibama –, sob o n. 64.310, como potencialmente poluidora e utilizadora de recursos naturais.

A Usiminas Mecânica S.A. mantém as suas unidades operacionais adequadas à legislação ambiental. A empresa possui unidades operacionais nos Estados de Minas Gerais, São Paulo e Espírito Santo. São objetos de licenciamento nos órgãos ambientais competentes dos respectivos Estados:

- Fábrica de Ipatinga (MG): Licença de Operação n. 224, com validade até 8 de julho de 2009;
- Fábrica de Perfis Soldados – Taubaté (SP): Licença de Operação - LO n. 3000400, em processo de renovação conforme legislação ambiental do Estado de SP;
- Usicort/Betim (MG): fabricação de *blanks* e platinas. Licença de Operação LO n. 585/00, com validade até em 5 de agosto de 2008;
- Usial/TIM'S em Carapina (ES): Fabricação de Blanks. Licença de Operação LO n. 109/98, com validade até 24 de agosto de 2006.

No âmbito federal, a Usiminas Mecânica é cadastrada no Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – Ibama –, sob o n. 64.294.

A Unigal possui licenciamento ambiental de sua planta industrial, e todos os novos processos introduzidos ou modificados são objeto de licenciamento nos órgãos ambientais competentes. A sua licença de operação n. 776/2000, teve seu prazo de validade expirado em dezembro de 2004, encontrando-se em processo normal de revalidação. No âmbito federal, a Unigal é cadastrada no Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – Ibama –, sob o n. 64.334.

A Usina José Bonifácio de Andrada e Silva, em Cubatão (SP), atendendo à Lei Estadual de São Paulo n. 997/76, regulamentada pelo Decreto Estadual n. 47.397, possui licenças de funcionamento definitivas e áreas em processo de licenciamento. Diferentemente da legislação estadual de Minas Gerais, na Usina o licenciamento é realizado por equipamentos individualizados nas grandes áreas das Laminações (12 licenças), Aciaria (14 licenças), Redução (9 licenças), Unidade Portuária (9 licenças) e Áreas de Apoio (19 licenças).

Outorga pelo uso da água, com validade até 10/2005 - Captação 01: rio Quilombo; Captação 02: bacia de um afluente do rio Quilombo; Captação 03: bacia de um afluente do rio da Onça; Captação 04: rio Moji; e Captação 05: bacia do rio Moji - canal.

A Rio Negro, unidade de Guarulhos (SP) e sua filial em Taubaté (SP), encontram-se cadastrada na Companhia de Tecnologia de Saneamento Ambiental do Estado de São Paulo – Cetesb –, sob os números 336-01548/7 e 688-00433/6, respectivamente, possuindo licenças de instalação e de operação por parte do referido órgão ambiental.

A Usiparts Sistemas Automotivos possui todas as suas instalações sob a licença de operação LO n. 271, com validade até 8 de julho de 2007. Em função da ampliação produtiva para atendimento a fabricação futura de peças automotivas para a Bosch do Brasil, iniciou em 2004 processo de licenciamento (Licenças de Inspeção e de Operação) com o processo sob o número Copam/Feam n. 00153/1987/011/2005, sendo previsto obtenção da licenças em maio de 2005.

Lagoa da Anta



9.3 INDICADORES DOS IMPACTOS AMBIENTAIS

Nas empresas do Sistema Usiminas, os impactos ambientais significativos são os decorrentes das atividades da Usina Intendente Câmara, da Usiminas, e da Usina José Bonifácio de Andrada e Silva, da Cosipa.

Os principais impactos ambientais do processo siderúrgico dessas usinas na atmosfera são material particulado, óxidos de enxofre e de nitrogênio e compostos orgânicos voláteis. Na água, os principais impactos são alterações de pH, presença de amônia, sólidos suspensos, cianeto, fenol, óleos e graxas e alterações na demanda bioquímica de oxigênio. Os resíduos sólidos são escórias, lamas e pós, oriundos do processo siderúrgico. Esses impactos são monitorados, e seu acompanhamento proporciona o desenvolvimento de um processo de melhoria contínua. As demais empresas, embora registrem impactos ambientais de importância relativa baixa, também têm suas atividades monitoradas.

Por intermédio dos especialistas das áreas ambientais e do Centro de Pesquisas da Usiminas, em conjunto com o meio acadêmico, as empresas do Sistema desenvolvem projetos relativos ao aproveitamento de resíduos e à qualidade da água e do ar. Esses projetos são submetidos à aprovação dos órgãos ambientais, antes da sua viabilização econômica. Entre os principais impactos, relatam-se:

Resíduos Sólidos

Em decorrência das características do processo siderúrgico, a geração de resíduos sólidos está presente, de forma significativa, nas atividades da Usina Intendente Câmara em Ipatinga (MG) e da Usina José Bonifácio de Andrada e Silva, em Cubatão (SP).

Nas demais empresas do Sistema, a geração relativa de resíduos é mínima, produzindo sucatas de aço, recicladas no processo siderúrgico.

Usina Intendente Câmara - Destinação dos resíduos sólidos


Percentual
60
50
40
30
20
10
0
58.1
39.3
6.6
58.0
35.0
7.0
58.0
35.0
7.0
2002
2003
2004

Usina José Bonifácio de Andrada e Silva - Destinação de resíduos sólidos


Percentual
60
40
20
0
59,0
36,0
5,0
45,6
44,9
0,6
51,9
48,8
0,2
2002
2003
2004

Comercializado
Reciclado
Armazenamento em Aterro Controlado

Nas Usinas Intendente Câmara e José Bonifácio de Andrada e Silva, os resíduos são reincorporados aos processos produtivos, comercializados com empresas licenciadas pelo órgão local fiscalizador das posturas ambientais, ou armazenados em aterros próprios rigorosamente controlados, aguardando aplicação futura.

Na Usina Intendente Câmara, a comercialização desses resíduos para aplicações como lastro de vias férreas, adubos e corretivos de acidez de solo utilizados na agricultura e matéria-prima para indústrias de cimento, entre outras, proporcionou em 2004 receita superior a R$ 16,9 milhões. Na Usina José Bonifácio de Andrada e Silva, a comercialização desses resíduos em 2004 proporcionou receitas de R$ 48 milhões.

Por adotar corretas práticas de gerenciamento dos resíduos sólidos e preencher todos os quesitos relativos à sua destinação, a Usiminas foi homenageada com o Prêmio Inventário Estadual de Resíduos Sólidos Industriais em Minas Gerais, conferido pela Fundação Estadual de Meio Ambiente – Feam –, na categoria "Empresa de Grande Porte".

Dos resíduos gerados pela Usiparts Sistemas Automotivos em 2004, 90,1% foram reciclados, 6,4% comercializados com empresas licenciadas após análise por parte do órgão ambiental e 3,5% armazenados em aterros controlados.

Na Usifast Logística Industrial, assim como nas demais empresas do Sistema, os pneus e as baterias de veículos de transporte, quando em desuso, são devidamente acondicionados e encaminhados a fabricantes com vistas à reciclagem.

Na Unigal, os resíduos sólidos são coletados, separados e encaminhados para reciclagem, co-processamento e disposição em aterro controlado, tudo em conformidade com a legislação ambiental.

Na Usiminas Mecânica, na Dufer, na Fasal e na Rio Negro, assim como nas demais empresas cuja atividade principal é metalurgia, a geração característica de resíduo é a sucata de aço, reciclada nas unidades siderúrgicas da Usiminas e da Cosipa. Os demais resíduos (óleos minerais) impregnados em lixos (estopas e plásticos de embalagem), considerados tóxicos, são retirados por empresas especializadas e autorizadas pelo órgão ambiental local. A Rio Negro desenvolve, ainda, um programa de Educação Ambiental voltado à coleta seletiva interna na comunidade próxima, transformando resíduos sólidos recicláveis em fonte de custeio para o desenvolvimento de programas sociais da "Cáritas Brasileira, Regional de São Paulo – organismo da CNBB".

Área de preservação junto à Usina José Bonifácio de Andrada e Silva



Efluentes líquidos

Nas usinas Intendente Câmara (Usiminas) e José Bonifácio de Andrada e Silva (Cosipa), os efluentes líquidos dos processos produtivos passam por processos de tratamento em estações próprias.

Na Usina José Bonifácio de Andrada e Silva, no período de 1995 a 2004, cerca de R$ 382 milhões foram investidos em processos de tratamento por decantação, floculação e filtragem.

Essa usina permaneceu, em 2004, com o índice de recirculação de água doce em 96%. Somadas, a recirculação de água doce e água salobra registraram um índice de recirculação de 77%. Na Usina Intendente Câmara, que em seus processos utiliza somente água doce, o índice de recirculação médio de água em 2004 foi de 93,7%.

Ainda em 2004, os efluentes monitorados nas saídas das estações de tratamento, tais como as existentes na galvanização eletrolítica, na neutralização de águas ácidas, no tratamento biológico e de resíduos oleosos e também no emissário geral da Usina Intendente Câmara antes de ser lançadas na natureza, apresentaram os seguintes indicadores médios:


Índice médio anual de recirculação total de água
Percentual
100
75
50
25
0
77,0%
77,0%
93,0%
93,7%
COSIPA
(Água Salobra + Água Doce)
USIMINAS
(Somente Água Doce)

Valores Médios dos Efluentes Hídricos Monitorados no Emissário Geral da Usiminas

PARÂMETROS	Amônia (ppm)	Cianeto (ppm)	Fenóis (ppm)	Sólidos Suspensos (ppm)	Óleos e Graxas (ppm)	pH	Demanda Química de Oxigênio (ppm)
Padrão Legal	**5,00**	**0,200**	**0,200**	**60,00**	**20,00**	**6,0 a 9,0**	**90,00**
Média de 2002	1,04	0,031	0,002	28,26	3,09	7,37	6,01
Média de 2003	1,21	0,041	0,003	26,04	3,33	7,31	5,67
Média de 2004	2,05	0,06	0,002	39,69	3,11	7,50	5,44

ppm = partes por milhão

Monitoramento nas Estações de Tratamento de Efluentes Líquidos da Usiminas

PARÂMETROS	Estação de Tratamento Biológico		Estação de Tratamento da Galvanização Eletrolítica		Estação de Neutralização de Ácidos		Estação de Tratamento de Óleo	
	Cianeto	Amônia	Demanda Química de Oxigênio	Zinco	Ferro Solúvel	pH	Óleo	Sólidos Suspensos
Padrão Legal	**0,20 ppm**	**5,0 ppm**	**90,0 ppm**	**10,0 ppm**	**10 ppm**	**6 a 9**	**20,0 ppm**	**60,o ppm**
Média de 2002	0,20	0,19	6,91	3,2	0,27	7,42	11,41	19,44
Média de 2003	0,21	1,22	9,47	2,65	0,46	7,50	12,86	18,66
Média de 2004	0,19	1,10	2,97	2,73	0,38	7,44	10,55	21,20

ppm = partes por milhão

Na Cosipa, os efluentes monitorados nas saídas das estações de tratamento, tais como as existentes na neutralização de águas ácidas, no tratamento biológico e de resíduos oleosos, e também no lançamento final, apresentaram os seguintes indicadores médios antes de ser lançados na natureza:

Ponto de Lançamento da COSIPA

PARÂMETROS	Amônia (ppm)l	Cianetos (ppm)	Fenol (ppm)	Material Sedimentável (ppm)l	Óleo e Graxa Mineral (ppm)	pH	Demanda Química de Oxigênio (ppm)
Padrão Legal	**5**	**0,2**	**0,5**	**1**	**20**	**6 à 9**	**60**
Média de 2002	2,3	0,12	0,1	1,0	20	5,9	58
Média de 2003	2,4	0,03	0,09	0,16	17,7	7	18
Média de 2004	3,4	0,08	0,1	0,2	15,3	7,4	11,5

ppm = partes por milhão

Na Usiminas Mecânica, o desempenho dos processos de retenção dos principais efluentes líquidos gerados nos processos produtivos, mediante processos de tratamento em estações próprias, registrou o seguinte comportamento:

Estação de Tratamento de Esgoto – ETE – Usiminas Mecânica em Ipatinga (MG)

PARÂMETROS	Agente Tensoativo (ppm)	Oxigênio Dissolvido (ppm)	Demanda Bioquímica de Oxigênio (ppm)	Óleos e Graxas (ppm)	pH	Demanda Química de Oxigênio (ppm)
Padrão Legal	**2**	**5**	**60,00**	**20,00**	**6 a 9**	**60,00**
Média de 2002	0,09	4,10	41,26	9,19	6,32	82,87
Média de 2003	0,04	3,78	31,74	4,13	6,48	67,89
Média de 2004	0,04	2,33	33,55	3,81	6,66	47,54

ppm = partes por milhão

Valores Médios dos Efluentes Hídricos Caixa Separadora Usiminas Mecânica: Unidade USICORT em Betim (MG)

PARÂMETROS	Agente Tensoativo (ppm)	Óleos e Graxas (ppm)	pH
Padrão Legal	**2,0**	**20,00**	**6 a 9**
Média de 2002	1,57	7,72	7,42
Média de 2003	1,24	9,05	7,19
Média de 2004	0,74	6,20	7,39

ppm = partes por milhão

Efluentes Hídricos do Filtro Biológico – Usiminas Mecânica: Unidade USICORT em Betim (MG)

PARÂMETROS	Agente Tensoativo (ppm)	Sólidos Suspensos (ppm)	Óleos e Graxas (ppm)	pH
Padrão Legal	**2,0**	**60,0**	**20,00**	**6 a 9**
Média de 2002	0,3	27,3	5,1	7,0
Média de 2003	0,4	23,2	5,01	7,4
Média de 2004	0,4	30,2	5,6	7,5

ppm = partes por milhão

Na Unigal, o desempenho de processos e da estação de tratamento de efluentes líquidos apresentou o seguinte comportamento médio em 2004:

Estação de Tratamento Efluentes da Galvanização da Unigal

PARÂMETROS	pH	Sólidos Suspensos (ppm)	Óleo (ppm)	Ferro Solúvel (ppm)	Demanda Química de Oxigênio (ppm)	Detergentes (ABS) (ppm)	Cromo Trivalente (ppm)	Cromo Hexa-valente (ppm)	SS-60 * (mL/L)	Zinco (ppm)
Padrão Legal	**6 a 9**	**60**	**20**	**10**	**90**	**2**	**1**	**0,5**	**-**	**5**
Média de 2002	7,41	6,3	3,58	0,26	8,67	0,18	0,06	<0,05	0,08	0,07
Média de 2003	7,16	11,2	3,20	0,26	12,38	0,07	0,13	<0,05	0,12	0,25
Média de 2004	7,28	7,00	2,25	0,14	5,68	0,02	0,10	<0,05	0,11	0,15

* *Sólidos Sedimentáveis em 60 minutos*
ppm = partes por milhão

Na Usiparts Sistemas Automotivos, os efluentes são tratados em estação própria, constituída por uma linha biológica e duas físico-químicas. Em virtude de maior demanda da produção, fez-se necessário o redimensionamento das estações existentes. O projeto já foi elaborado e aprovado pelo órgão ambiental, estando em fase de implementação. Deverá corrigir, de forma urgente, as discrepâncias relativas à demanda química de oxigênio, as concentrações de níquel, óleos, sólidos suspensos e zinco. Testes com novas tecnologias (polímeros) e estudo para aquisição de um filtro-prensa para remoção da borra de fosfato na fonte geradora já estão sendo realizados, complementando medidas para situar o impacto dos efluentes em níveis baixos.

Usiparts - Monitoramento no Emissário Geral - valores médios

PARÂMETROS	Chumbo (ppm)	Ferro Solúvel (ppm)	Detergentes (ABS) (ppm)	Material Sedimentável (ppm)	Níquel (ppm)	Óleos e Graxas (ppm)	pH	Sólidos Suspensos (ppm)
Padrão Legal	**0,1**	**10**	**2,0**	**1,0**	**1,0**	**50**	**6,5 - 8,5**	**100**
Média de 2002	< 0,01	1,9	0,1	< 0,1	0,2	2,0	7,3	29,0
Média de 2003	< 0,01	3,15	0,3	0,7	2,9	41,1	6,6	49,4
Média de 2004	ND	0,645	ND	0,755	1,79	7,17	7,02	46,33

ND = não detectável

Na Usifast Logística Industrial, como nas demais empresas, os óleos lubrificantes utilizados pela sua frota de veículos são recolhidos e destinados à reciclagem, coletados por agente credenciado pela Agência Nacional do Petróleo – ANP.

Emissões Atmosféricas

O acompanhamento da qualidade do ar na área interna e circunvizinha aos complexos siderúrgicos-metalúrgicos da Usiminas e da Cosipa é realizado por meio de estações de monitoramento, que avaliam a performance dos equipamentos e os processos de controle das emissões atmosféricas.

O complexo industrial da Cosipa é monitorado de forma externa e independente pela Companhia de Tecnologia e Saneamento Ambiental – Cetesb/SP. Está inserido no programa "Operação Inverno", estabelecido pela Cetesb/SP, junto com várias outras grandes empresas de diversos segmentos industriais situadas no Pólo Industrial de Cubatão (SP).

Esse programa, adotado no período de maio a outubro, prevê a adoção de medidas graduais que podem chegar à interrupção dos processos produtivos das empresas, em razão da deterioração da qualidade do ar decorrente da emissão de poluentes pelas indústrias do pólo. Desde 1995, os registros dos monitoramentos da Cetesb não detectam níveis de qualidade do ar que obrigassem alguma alteração do ritmo de produção da Cosipa. A Empresa investiu, no período de 1995 a 2004, cerca de R$ 524 milhões no controle das suas emissões atmosféricas.


Usiminas - Monitoração da Emissão de NOx nos Bairros Próximos à Usina Intendente Câmara
Valores Médios Anuais em ppm
2002
2003
2004
100
80
60
40
20
0
Padrão Legal (ppm)
100,0
39,4
33,5
26,2
36,9
33,4
32,4
23,2
22,3
16,1
18,1
18,3
18,0
24,2
21,5
19,0
30,0
28,1
27,6
24,0
20,5
17,7
Bairro I
Bairro II
Bairro III
Bairro IV
Bairro V
Bairro VI
Bairro VII

Na Usiminas, além das estações internas de monitoramento, a qualidade do ar é acompanhada por mais sete estações instaladas nos bairros Bom Retiro, Castelo, Cariru, Bairro das Águas, Escritório Central, Centro de Pesquisas e Novo Cruzeiro, na cidade de Ipatinga.

Visando ao aprimoramento na avaliação da qualidade do ar, a Usiminas adquiriu em 2003 uma estação meteorológica automática, que possibilita maior precisão na análise da dispersão dos poluentes no ar. A estação fornece dados "on-line" de direção e velocidade dos ventos, radiação solar, temperatura, pressão, umidade relativa do ar e ocorrência de chuvas, permitindo a análise imediata das condições de dispersão dos poluentes.

Como ferramenta de gerenciamento da qualidade do ar na região de Ipatinga, a Usiminas utiliza um modelo matemático de avaliação da dispersão de poluentes denominado "Breeze". Esse modelo, baseado em simulações computacionais, permite que se estabeleça relação entre os níveis de emissão dos poluentes na fonte, com as concentrações no ar, bem como que se efetue previsões de impactos ambientais e determine os pontos críticos de poluição. As monitorações efetuadas demonstram níveis de concentração bem inferiores aos limites permitidos pela legislação ambiental estadual.

Para a redução das emissões atmosféricas – especificamente o material particulado –, foram instalados na Usiminas, desde a sua implantação, 72 equipamentos de desempoeiramento.

Usiminas - Monitoração da Emissão de SO_2 nos Bairros Próximos à Usina Intendente Câmara



Valores Médios Anuais em ppm
2002
2003
2004
Padrão Legal (ppm)
80,0
32,9
29,6
30,0
25,1
25,3
25,5
25,0
25,1
26,0
< 25,0
< 25,0
< 25,0
< 25,0
Bairro I
Bairro II
Bairro III
Bairro IV
Bairro V
Bairro VI
Bairro VII

Usiminas - Monitoração da Emissão de Partículas Inaláveis nos Bairros Próximos à Usina Intendente Câmara



Média Anual em miligramas/m³
2002
2003
2004
Padrão Legal (ppm)
80,0
44,4
53,1
41,3
51,8
57,4
49,4
44,7
40,9
28,8
24,4
25,9
19,7
27,4
30,2
16,2
28,25
32,3
26,0
22,95
28,8
24,4
Bairro I
Bairro II
Bairro III
Bairro IV
Bairro V
Bairro VI
Bairro VII

Usiminas - Monitoração da Emissão de Particulados nos Bairros Próximos à Usina Intendente Câmara



Média Anual em miligramas/m³
2002
2003
2004
Padrão Legal (ppm)
80,0
57,4
64,7
52,0
71,6
74,9
60,5
80,6
78,9
57,0
49,2
48,5
35,6
46,7
48,5
34,6
44,8
47,2
40,0
38,2
39,2
36,7
Bairro I
Bairro II
Bairro III
Bairro IV
Bairro V
Bairro VI
Bairro VII

Na Cosipa, o monitoramento das emissões atmosféricas dos Precipitadores Eletrostáticos das Sinterizações apresentaram os seguintes valores médios

PARÂMETROS	Efluentes Atmosféricos da Sinterização 2			Efluentes Atmosféricos da Sinterização 3		
	Material Particulado (mg/Nm³)	SO_2 (mg/Nm³)	NOx (mg/Nm³)	Material Particulado (mg/Nm³)	SO_2 (mg/Nm³)	NOx (mg/Nm³)
Padrão Legal	**75**	**2.500**	**100**	**75**	**2.500**	**100**
Média de 2002	68,1	ND	ND*	66,7	ND*	-
Média de 2003	67,2	276,3	ND*	42,7	311,5	68,2
Média de 2004	23,58	20,35	14,12	27,86	96,9	ND*

ND* = Não detectável

Na Unigal, as emissões atmosféricas monitoradas nas suas respectivas fontes registraram, em relação aos parâmetros definidos, os seguintes valores médios:

Local	Parâmetros	Padrão Legal	Média em 2002	Média em 2003	Média em 2004
Forno de Recozimento Contínuo	Material particulado (mg/Nm³)	150	48,36	17,72	38,14
	SO_2 (mg/Nm³)	2.500	529,4	385,6	485,47
	Zinco µ (g/Nm³)	50*	0,553	0,13	0,626
Forno Galvannealing	Material particulado (mg/Nm³)	150	5,12	9,4	18,28
	SO_2 (mg/Nm³)	2.500	6,71	12,83	1,14
	Zinco µ (g/Nm³)	50*	0,47	0,56	1,47
Exaustão da Cromatização	Material particulado (mg/Nm³)	150	16,69	2,84	8,92
	Cromo µ (g/Nm³)	50*	0,005	0,32	ND
Secador da Cromatização	Material particulado (mg/Nm³)	150	8,48	7	6,19
	Cromo µ (g/Nm³)	50*	ND	0,02	ND

ND = Não detectável
* = Padrão Interno

Na Usiparts Sistemas Automotivos, as emissões atmosféricas são características do processo de lixamento, aplicação e cura de pintura industrial, totalmente captadas por sistema de exaustão existentes nos equipamentos instalados, composto por captores, dutos, exaustores e chaminés (sistemas de controle licenciados pelo órgão ambiental). As emissões finais desses sistemas de controle são periodicamente amostradas e avaliadas quanto aos parâmetros aplicáveis. Comparadas com os padrões previstos na legislação ambiental, apresentam-se muito abaixo dos parâmetros estabelecidos.

O controle das emissões atmosféricas não se restringe às emissões dentro das empresas. A Usifast Logística Industrial mantém rigoroso controle da emissão de fumaça de veículos da sua frota própria, com monitoração da emissão dos gases de escapamento dos motores movidos a diesel, contribuindo para a melhoria da qualidade do ar, diminuindo o consumo de combustível e aumentando a vida útil dos veículos.

Na Usiminas Mecânica, em sua unidade industrial em Ipatinga, o controle das emissões atmosféricas é realizado através de duas estações de monitoramento em áreas limítrofes da Empresa, registrando as seguintes concentrações de partículas sedimentáveis:

PARÂMETROS	Valores Médios (μg/m3)					
	Estacionamento			Bicicletário		
	2002	2003	2004	2002	2003	2004
Padrão Legal	**10**	**10**	**10**	**10**	**10**	**10**
Partículas Sedimentáveis	14,48	8,63	7,80	21,09	10,54	10,09

ppm = partes por milhão

Os processos produtivos das demais empresas do Sistema não apresentam impactos ambientais atmosféricos significativos.

A Matriz Energética

A principal fonte energética utilizada pelas Usinas Intendente Câmara e José Bonifácio de Andrada e Silva é o carvão mineral. Em 2004, o carvão correspondeu, em média, a 77,9% total de energia primária consumida pelas duas usinas.

Os processos de coqueificação, redução do minério de ferro e refino do aço geram gases na coqueria (COG), Altos-Fornos (BFG) e Aciarias (LDG), e combustíveis líquidos, que, após limpeza, são armazenados e reutilizados em diversas etapas do processo produtivo das usinas. Já a energia elétrica consumida é adquirida das concessionárias de distribuição elétrica do Brasil, cuja predominância de geração é a hidroelétrica (70,6%).

Em 2004, a Usina Intendente Câmara registrou um consumo de energia primária de 120.060.842,1 Giga Joules, com a seguinte distribuição equivalente por fonte:

- Carvão mineral = 93.568.054,3 Giga Joules (77,93%);
- Eletricidade adquirida de concessionária = 16.918.051,7 Giga Joules (14,09 %);
- Petróleo (derivados) = 2.795.197,6 Giga Joules (2,33%);
- Gases do ar (criogênicos) = 6.779.538,5 Giga Joules (5,65%).

Já na Usina José Bonifácio de Andrada e Silva, as fontes primárias de energia registraram o consumo total equivalente de 106.916.701,0 Giga Joules, com a seguinte distribuição:

- Carvão mineral = 85.534.203,0 Giga Joules (80,0 %);
- Eletricidade adquirida de concessionária = 16.773.147,0 Giga Joules (15,7 %);
- Gás Natural = 4.445.032 Giga Joules (4,1 %);
- Petróleo (derivados) =84.266 Giga Joules (0,1%);
- Gases do ar (criogênicos) = 80.053 Giga Joules (0,1%).

A Cosipa foi, pela terceira vez, vencedora do Prêmio Nacional de Conservação e Uso Racional de Energia – 2004, na categoria Derivados de Petróleo e Gás Natural. O Prêmio foi instituído por decreto da Presidência da República em 1993 e regulamentado pelo Ministério de Minas e Energia. É uma iniciativa conjunta da Eletrobrás, Programa Nacional de Conservação de Energia Elétrica – Procel – e da Petrobras/Conpet, com diversas instituições de classe do País, entre elas a Confederação Nacional das Indústrias (CNI). A Empresa foi distinguida pelo programa de otimização e racionalização do uso do gás natural, um combustível complementar utilizado na sua matriz energética, com a adoção das seguintes medidas:

- otimização do ciclo de recozimento do material extra-limpo para a fabricação de tambores;
- enriquecimento do ar de combustão dos regeneradores do Alto-Forno nº 1;
- modificações nos pilotos das caldeiras na central termelétrica; e economia do gás natural com a redução do consumo do gás de coqueria na Sinterização 3.

O projeto alcançou redução no consumo de combustíveis, em relação à produção industrial da Usina José Bonifácio de Andrada e Silva, em Cubatão, de 2%, equivalente a uma economia 2.042,2 Mega Joules por tonelada de sínter produzida, equivalente à energia de 13.833 toneladas de petróleo.

A Usifast Logística Industrial utilizou, como fontes energéticas em 2004, energia elétrica adquirida da concessionária (8,56%); óleo diesel (89,18%); gás liqüefeito de petróleo - GLP (1,73 %) e gasolina (0,54%). Convertidos os volumes de energia, totalizaram o equivalente a 21.382,9 Giga Joules.

A Unigal utilizou em 2004, como fontes primárias repassadas pela Usiminas, a energia elétrica (27,58%); o vapor (10,2%) e os gases gerados pelo processo siderúrgico (62,21%), além do gás liqüefeito de petróleo (GLP) adquirido de terceiros (0,01%), que totalizaram o consumo equivalente de 545.720,7 Giga Joules. Em 2004, apesar do incremento de 7,44% na produção de aço revestido, a Empresa conseguiu uma redução de 4,19% no consumo de energia por tonelada de aço revestido.

A Usiparts, cujas fontes primárias de energia são a elétrica adquirida da concessionária (98,9%) e o gás liqüefeito de petróleo - GLP (1,1%), registrou em 2004 o consumo de 75.067,0 Giga Joules. A Usiminas Mecânica, com idêntica matriz energética, registrou o consumo equivalente a 75.573,4 Giga Joules, sendo 8,55% correspondentes ao consumo de gás liqüefeito de petróleo e 91,45% de energia elétrica adquirida da concessionária.

As demais empresas do Sistema utilizam, como fonte primária de energia, a elétrica adquirida das concessionárias locais de distribuição de energia. A Dufer, em seus processos industriais, adquiriu e consumiu cerca de 5.153,63 Giga Joules de energia elétrica durante 2004. Já o consumo da Rio Negro foi de 15.353,3 Giga Joules.

Área Interna da Usina Intendente Câmara



Fornecedores, Prestadores de Serviços e Clientes

As empresas do Sistema Usiminas atuam para estender as diretrizes dos Sistemas de Gestão Integrada de suas empresas, inclusive de Gestão Ambiental, a toda a cadeia produtiva.

Aos clientes são prestadas informações sobre os produtos, os cuidados relativos à sua manipulação, além de colaborar para que eles se ajustem às exigências da legislação ambiental em vigor. O aço, como um produto 100% reciclável, possui mercado agressivo na comercialização de sucatas, reduzindo sua deposição simples na natureza.

Os fornecedores são avaliados em relação aos impactos ambientais de suas atividades, dentro do Processo de Desenvolvimento de Fornecedores da Usiminas.

As empresas prestadoras de serviços, por orientação contratual, cumprem as diretrizes estabelecidas nos Sistemas de Gestão Ambiental quanto ao trabalho infantil, ao trabalho forçado, à discriminação de empregados e ao impacto de suas atividades, sempre participando de campanhas, seminários técnicos e discussões.

Visando incentivar as boas práticas ambientais, em 2004, durante a XXVI Semana do Meio Ambiente da Usiminas, foram premiados com destaque em gestão ambiental a empresa TenarisConfab, na categoria cliente, e a Petrobras Distribuidora S.A., na categoria fornecedor.

9.4 ENVOLVIMENTO DA COMUNIDADE

Assim como nas áreas social e cultural, as empresas do Sistema Usiminas possuem mecanismos metódicos para interagir com a comunidade em assuntos ligados ao meio ambiente, captando anseios e desenvolvendo programas específicos.

Nas empresas cujas atividades apresentam impactos ambientais mais significativos – Usiminas e Cosipa –, esse envolvimento comunitário apresenta maior visibilidade pública.

A Usiminas participa do Comitê Estadual da Bacia Hidrográfica do Rio Piracicaba (MG), do Comitê Federal da Bacia Hidrográfica do Rio Doce, do Conselho Consultivo do Parque Estadual do Rio Doce , do Conselho Estadual de Recursos Hídricos – CERH – e da Unidade Regional Colegiada Leste Mineiro do Conselho Estadual de Política Ambiental – Copam.

Em relação à comunidade, as empresas do Sistema Usiminas apóiam a criação e o funcionamento de ONGs regionais, que promovem a educação ambiental e programas de recuperação de áreas degradadas pela ocupação humana. Desenvolvem programas de visitas de lideranças da

presença ambiental da Usiminas em Ipatinga é uma ação natural. Ela é o resultado de medidas eficazes que permeiam seu cotidiano, cuja ética está baseada na ação inteligente e cautelosa ao lidar com o meio.
palavra ética vem do grego "ethos" que tem o significado original de "morada". Representa o zelo com a própria casa e a manutenção dos valores essenciais em íntima associação entre o humano e os demais seres do Planeta. O bom senso em perceber que os recursos naturais são finitos. Fauna e flora em Ipatinga têm um significado muito especial para a Usiminas. Todos fazem parte de um mesmo cenário. A Educação Ambiental, proporcionada a toda a comunidade, e o Projeto Mata Ciliar, em parceria com a Fundação Relictos – um presente incomensurável para a região –, são apenas alguns exemplos de uma Empresa que realmente exemplifica o desenvolvimento sustentável.

élio Costa e Silva
Médico Veterinário
Especialização em Ecologia e Conservação Ambiental
[illegible] da Fundação Relictos – Ipatinga (MG)

comunidade e pessoas em geral às suas instalações industriais, quando esses são informados sobre processos produtivos, projetos futuros e seus impactos, momento em que expressam sua expectativa e geram informações que balizarão o desenvolvimento de programas futuros.

A Cosipa vai às comunidades através do programa "Painel Consultivo Comunitário", promovido pelo Ciesp-Cubatão, participando de reuniões mensais com representantes da prefeitura e lideranças de bairros da localidade de Cubatão, instituições de ensino e associações classistas.

Entre os principais programas desenvolvidos em prol da comunidade, destacam-se:

Programa Áreas Verdes

São programas para recompor a vegetação nativa em áreas degradadas pela ocupação humana mantidos pela Usiminas. O viveiro central em seu parque zoobotânico produziu em 2004 um total de 279.259 mudas de essências nativas da região, superando em 14% a produção de mudas de 2003.

Em 2004, no projeto "Mata Ciliar", desenvolvido em parceria com a ONG "Fundação Relictos" e o Instituto Estadual de Florestas – IEF –, abrangendo 22 quilômetros de extensão e 185,30 hectares de área às margens dos rios Piracicaba e Doce, foram plantadas 44.330 mudas, acumulando 327.383 – e superando assim em 31,7 % o total de mudas replantadas em 2003. Pelo projeto "Mata Ciliar", a Usiminas foi homenageada pela empresa Furnas Centrais Elétricas S.A. e pelos jornais Estado de Minas e Correio Braziliense com o Prêmio Furnas Ouro Azul, instituído com o objetivo de valorizar os melhores projetos de preservação, valorização e uso inteligente da água por empresas, comunidade e governo.

Viveiro de mudas do Parque Zoobotânico



Também foram plantadas e replantadas nos Bosques Urbanos dos bairros Usipa e Horto um total de 22.764 mudas de espécies nativas, para recompor a área verde perdida em função de incêndios florestais. As mudas do viveiro central da Usiminas também foram utilizadas na ornamentação das suas unidades industriais e na manutenção dos bosques urbanos.

Essas ações possibilitaram que Ipatinga atingisse o indicador de 127 m² de área verde por habitante, índice 10 vezes melhor do que o recomendado pela Organização Mundial de Saúde – OMS –, de 12m²/habitante.

A Cosipa integra o projeto "São Paulo Pomar - Mais Verde, Mais Vida", criado pela Secretaria de Meio Ambiente do Estado de São Paulo para promover a recuperação ambiental das margens do rio Pinheiros. O trecho adotado pela empresa localiza-se nas cercanias da ponte da Cidade Universitária, onde foi executada a recuperação do solo e o plantio de mudas de árvores. Por esse projeto, a Cosipa obteve a distinção oferecida pelo Prêmio Von Martius, promovido pela Câmara de Comércio e Indústria Brasil-Alemanha de São Paulo.

Para as áreas verdes internas, a Usina José Bonifácio de Andrada e Silva concebeu em 1999 o Plano Diretor Paisagístico. O projeto completo insere a implantação de 213.000 m² de novas áreas verdes e a melhoria de 480.000 m² de áreas verdes já existentes. Em 2001, a Cosipa executou a 1ª fase desse projeto, concluindo 56% dos projetos de implantação (119.500 m²) e 24% dos de melhoria (117.000 m²). Em 2004, com a conclusão da 2ª fase, foram efetuadas melhorias em mais 12% de áreas verdes existentes (57.700 m²), e criados mais 7.000m² de jardins e bosques, atingindo 60% do total estabelecido no projeto global. Nessas áreas, foram plantadas 8.000 árvores, 8.000 arbustos e 117.000 m² de forração, resultando na introdução de mais 92 novas espécies de plantas. O total de áreas verdes da Usina é de 1.138.000 m², sendo 649.000m² de áreas verdes naturais (morros da Tapera e Casqueirinho) e 489.000m² implantadas, o que representa, em média, mais de 94 m² de área verde por habitante, muito superior à relação mínima de 12,0 m² por habitante, recomendada pela Organização Mundial de Saúde.

Proteção à Fauna

A proteção dos bens naturais, com ênfase na fauna silvestre regional, é outra das vertentes de atuação da Usiminas, através do Centro de Biodiversidade da Usipa – Cebus –, da Associação Esportiva e Recreativa Usipa, registrado no Ibama, sob o n. 247.002.

O Cebus, de acordo com a orientação do Ibama, recebe animais silvestres em situações diversas, sejam eles apreendidos pela Polícia Florestal, pelo próprio Ibama, sejam eles doados por particulares. Na maioria das vezes, os animais exigem cuidados especiais na sua recuperação, atividade conduzida por especialistas, profissionais da veterinária e biologia, além de tratadores com larga experiência, pertencentes ao quadro de pessoal da Usipa.

Em 2004, dando continuidade à política de ação conjunta com o Ibama e com a Polícia Ambiental de Minas Gerais, colaborando com o manejo, a triagem e a destinação de animais silvestres, a equipe do Cebus, formada por um tratador, uma bióloga e um veterinário, empenhou-se na captura, em ambiente urbano de Governador Valadares, de uma onça pintada – "Panthera onça", incluindo anestesia, exames laboratoriais e hospedagem com quarentena. Ainda recebeu e tratou um exemplar de anta – "Tapirus terrestris" em lastimável estado, apreendida de um caçador pela Polícia Ambiental em região limítrofe com o Parque Estadual do Rio Doce.

Em iniciativa conjunta com o Centro Universitário do Leste de Minas Gerais – Unileste/MG –, quatro projetos de pesquisa foram concluídos em 2004, o que contribuiu para elevar o nível de conhecimento técnico das partes envolvidas. São eles:

- Padrões de Colonização e Biodiversidade de Insetos Herbívoros em Áreas de Plantio de Eucalyptos grandis;
- Influência do ambiente hídrico e termal da incubação artificial no desenvolvimento embrionário e comportamento dos filhotes de Geochelonia carbonaria (Spix, 1824), Geochelonia denticulata (Linnaeus, 1766) e Phrynops geophranus (Schweigger, 1812);
- Aspectos morfológicos da colpocitologia durante o ciclo estral de Capivaras (Hydrochaeris hydrochaeris) criadas em cativeiro;
- Avaliação do Comportamento Reprodutivo e Crescimento Ponderal de Rhea americana (Rheiforme; Aves) no Zoológico do Centro de Biodiversidade da Usipa (Cebus) em Ipatinga (MG);
- Sinantropia dos Dípteros Muscoides das Famílias Calliphoridae e Muscidae em Ipatinga (MG).

Pelo trabalho desenvolvido em prol da biodiversidade, a Usiminas foi homenageada com o Diploma "Destaque Nacional em Desenvolvimento Sustentável" pelo Instituto Ambiental Biosfera, em solenidade realizada na capital federal.



Animais do Zoológico do Centro de Biodiversidade da Usipa



Educação Ambiental

Campanhas voltadas à educação ambiental são desenvolvidas pelo Sistema Usiminas, tanto para empregados como para a comunidade.

Para empregados, são realizadas as "Semanas de Meio Ambiente", as campanhas de motivação e os treinamentos de capacitação em relação aos impactos ambientais provocados pelas suas atividades e a forma de atuar ambientalmente correta no seu posto de trabalho, para eliminar esses impactos ou minimizá-los.

Com o objetivo de elevar a conscientização ambiental da comunidade, especialmente a rede de ensino pública e privada, a Usiminas vem patrocinando desde 1984 o " Projeto Xerimbabo de Educação Ambiental". Em 2004, com o tema "O Presente se chama Você", baseado nos vinte anos da sua história, o projeto recebeu 130.541 visitantes, oriundos de 80 municípios e 537 escolas, principalmente do Vale do Aço e do Vale do Rio Doce, totalizando, em suas 20 edições, uma participação de mais de 1,33 milhão de pessoas.

Assim como as demais empresas do Sistema, a Rio Negro promove a "Semana do Meio Ambiente", com o propósito de levar aos empregados, familiares e comunidade local o conhecimento sobre a importância do meio ambiente. Sempre focando um tema específico, os eventos são desenvolvidos mediante palestras educacionais, plantio de árvores e plantas e, ainda, distribuição de sementes de árvores frutíferas para a comunidade.

Projeto Xerimbabo





9.5 COMPROMISSOS ASSUMIDOS

Baseada numa criteriosa classificação dos impactos ambientais, a Gestão Ambiental constitui elaborados procedimentos operacionais, de forma a evitar ou minimizar os impactos.

Objetivos e metas são continuamente formulados para controlar impactos relevantes e promover a melhoria contínua do desempenho ambiental. Na Usiminas, esse programa foi reavaliado em 2004, sendo estabelecidos, para o período de 2004 a 2012, os seguintes compromissos:

	COMPROMISSOS ASSUMIDOS	ANDAMENTO EM 2004	COMPROMISSOS FUTUROS
AR	Reduzir em 30%, até dezembro de 2008, a emissão específica de material particulado monitorada em valores médios durante 2002. Implementar ações visando à redução de gases na área de coqueria e carboquímicos até dezembro de 2007.	Controle de emissões de poluentes no enfornamento da Coqueria 2 - adquirido um novo Carro de Carregamento (em fase de montagem pela empresa John M. Henderson - JMH na Escócia) e a reforma do Carro de Carregamento nº 4. Ações implementadas com reformas e projeto de novas instalações em andamento.	Implantação do novo Sistema de Alta e Baixa Pressão de Licor Amoniacal desenvolvido pela empresa UHDE - previsão de operação em dezembro/2005. Reforma no Topo da Coqueria 2 - troca e alinhamento das bocas de carregamento, troca de tirantes transversais, nivelamento do topo dos fornos e câmaras de combustão e alinhamento dos tubos de ascensão - obras civis em andamento com previsão de término em setembro/2005.
ÁGUA	Atingir um índice de recirculação igual ou maior que 93,6% até dezembro de 2004.	Concluída recirculação de água dos sistemas de refrigeração indireta da LLE. Índice de recirculação alcançado em 2004 foi de 93,7%.	Para 2005, foi estabelecida a meta de 93,9%.
SOLO	Reduzir a disposição de resíduos sólidos em aterro controlado em 2.000 toneladas/mês, a partir de maio de 2004. Comercializar 1.900.000 toneladas de resíduos sólidos em 2004. Descontaminar o solo da antiga área de disposição de resíduos ("Poço Redondo").	Disposição média de resíduos em aterro controlado em 2004 foi de 17.769 toneladas/mês, em função das dificuldades encontradas pelo setor industrial cerâmico em relação aos seus processos de licenciamento ambiental das industrias cerâmicas e de seu transporte. Comercializado em 2004 apenas 1.761.213 toneladas de resíduos em razão das dificuldades de licenciamento ambiental dos clientes, condição imposta pela Empresa. Estações de tratamento de água e vapores orgânicos em operação normal.	Para 2005, a meta de disposição de resíduos classe IIa e IIb em aterro industrial menor ou igual 15.000 toneladas /mês foi mantida. Para 2005, foi estabelecida a meta de comercializar 1.798.596 toneladas. A conclusão da descontaminação da área está prevista para 2012.

Na COSIPA, esse programa estabeleceu os seguintes compromissos:

	COMPROMISSOS ASSUMIDOS	ANDAMENTO EM 2004	COMPROMISSOS FUTUROS
AR	Reduzir em 19%, até dezembro de 2004, a emissão específica de material particulado monitorada em valores médios durante 2002. Otimizar a rede de monitoramento ambiental até dezembro de 2004.	A emissão específica da Usina foi reduzida em 36,5%, passando de 1,15 kg/tab em 2002 para 0,73 kg/tab em 2004. Utilização de 15 opacímetros monitorando continuamente fontes importantes da Usina; 2 interligados "on-line" com a Cetesb.	Implantar portas de auto-ajuste nos fornos das Baterias de Coque e reformar as paredes dos fornos visando eliminar possíveis vazamentos de gases até dezembro de 2007.
ÁGUA	Recircular 180 m^3/h dos efluentes da Desgaseificação - RH3 até 2004.	Meta atingida com a recirculação média de 180 m^3/h na Desgaseificação RH3 em 2004.	Implantar sistema de recirculação de água das galerias internas da área do Alto Forno 1, até 9/2/2006.
SOLO	Comercializar 1.680.000 toneladas de resíduos sólidos em 2004, reduzindo a necessidade de armazenamento em aterros controlados.	Foi construída uma Central de Resíduos e alcançada a meta com a ampliação de 45,6% para 51,9% do volume de resíduos comercializados com empresas licenciadas para tal.	Minimizar a geração de resíduos

A Usiparts Sistemas Automotivos estabeleceu os seguintes compromissos ambientais:

	COMPROMISSOS ASSUMIDOS	ANDAMENTO EM 2004	COMPROMISSOS FUTUROS
AR	Aperfeiçoar o sistema de exaustão da sala de preparação de tintas (projeto já aprovado pelo órgão ambiental), visando a melhores resultados quanto ao monitoramento ambiental, até 2005.	Sistema totalmente instalado e em operação em 2004.	Manter programa de monitoramento dos efluentes atmosféricos.
ÁGUA	Até 2005, aquisição de filtro-prensa para a remoção da borra de fosfato, complementando medidas para situar todos os impactos dos efluentes líquidos em níveis abaixo dos padrões estabelecidos para a atividade.	Em fase final, o estudo para a sua instalação.	Conclusão do estudo e instalação prevista para o segundo semestre/2005.
SOLO	Construção de galpão com 380 m^2 de área construída, para triagem, prensagem e fardamento de resíduos inertes classe III, com a sua operação plena em 2004	Já construído e em plena operação o depósito de triagem, prensagem e enfardamento de resíduos inertes.	Adequação da área de saída das águas pluviais da pintura com construção de dissipador de energia e reparo em erosão de talude.

Para controlar e minimizar os impactos ambientais significativos da UNIGAL, relacionados ao uso de insumos e matérias-primas, foi estabelecido o Objetivo Ambiental de "Redução da Geração de Sucata". Pretende-se, dessa forma, reduzir o consumo dos recursos naturais e outros insumos, tais como: Bobinas de Aço, COG, Água, Energia Elétrica, Zinco, GLP, Papel, Plástico, Madeira e outros. Este objetivo foi desdobrado em Metas e Projetos/Ações, e é controlados por meio de acompanhamento mensal. Em 2004, a Unigal obteve uma redução de consumo média de suas fontes de energia primária de 4,19% por tonelada de aço revestido.

A Usiminas Mecânica implementará audacioso programa de investimentos ambientais no período de 2004 a 2005 em suas unidades produtivas, visando compatibilizar seus principais indicadores de desempenho aos padrões aceitos:

	COMPROMISSOS ASSUMIDOS	ANDAMENTO EM 2004	COMPROMISSOS FUTUROS
AR	Controlar as emissões atmosféricas dos processos de pintura até dezembro de 2005, com a implantação de sistema de controle dos processos de pintura até dezembro de 2005.	Em função do aumento da produção da UMSA, foi necessária a revisão do projeto e da sua concepção, com a criação de outra subestação elétrica e de uma central de geração de ar comprimido, com rede de distribuição e aquisição de compressores. Concluída a fabricação das estruturas metálicas.	Prazo para a conclusão do galpão de pintura previsto para abril de 2005.
ÁGUA	Promover a melhoria no sistema de efluentes líquidos até dezembro de 2004, operando a Estação de Tratamento de Esgoto – ETE – com um índice de funcionamento de 90% em 2004.	A Estação de Tratamento de Esgoto – ETE – operou durante 2004 com um índice de funcionamento médio de 96%.	Em 2005, pretende se manter a performance de operação da ETE com índice de funcionamento maior ou igual a 90%.
ENERGIA	Desenvolver programa visando racionalizar o uso da energia elétrica e de GLP até dezembro de 2006.	Estabelecidas metas setoriais para o consumo de energia elétrica em Kwh/tonelada produzida e de GLP em Kg/tonelada produzida, em substituição aos indicadores anteriormente estabelecidos. Em 2004, o consumo de energia elétrica e GLP registrou valores abaixo das metas estabelecidas.	Manter o programa de racionalização do consumo de energia elétrica e GLP, por tonelada produzida, segundo os objetivos estabelecidos, ajustando as metas setoriais de consumo.



A Usiminas orienta a elaboração dos seus balanços sociais segundo recomendações do Instituto Brasileiro de Análises Sociais e Econômicas – Ibase – e, a partir de 2000, do Global Reporting Initiative – GRI –, ambos com a missão de difundir diretrizes para a elaboração de relatórios de sustentabilidade aplicáveis global e voluntariamente pelas organizações que desejam dar transparência a aspectos econômicos, ambientais, sociais e culturais de suas atividades. A seguir, apresentamos informações sobre o desempenho econômico e social do Sistema Usiminas, cuja elaboração

10.1 ÍNDICE REMISSIVO - TABELA DE CONTEÚDO - GLOBAL REPORTING INITIATIVE – GRI

Visão e estratégia

1.1	5
1.2	2

Perfil

2.1	6
2.2	6
2.3	6 a 10; 11; 12
2.4	6 a 10
2.5	6 a 10
2.6	10; 11
2.7	17
2.8	15; 16; 17
2.9	2; 6 a 10
2.10	89; 92 a 94
2.11	2
2.12	86
2.13	6 a 10
2.14	(1)*
2.15	13
2.16	(1)*
2.17	87
2.18	11
2.19	(1)*
2.20	11; 13
2.21	11; 13
2.22	92 a 94

Sistema de gestão

3.1	10; 11
3.2	10
3.3	10; 11
3.4	10; 11; 12; 13
3.5	(2)*
3.6	92 a 94
3.7	4; 5; 18; 19; 21; 22; 40; 41; 58; 64; 65
3.8	10
3.9	2
3.10	10; 19; 21; 22; 26 a 29; 41; 42; 78
3.11	10; 19; 21; 22; 26 a 29; 41; 42; 78
3.12	2; 13; 19; 22; 27; 41 a 43; 78; 82
3.13	13
3.14	capa; 12; 19; 21
3.15	75
3.16	19; 21
3.17	26; 27; 41; 42
3.18	(1)*
3.19	15; 19; 35; 36; 39; 57; 83 a 85
3.20	capa

Econômicos

Obrigatórios		Adicionais	
EC1	16		
EC2	19		
Fornecedores			
EC3	16; 21; 22	EC11	21; 22
EC4	16; 22		
Empregados			
EC5	16; 88; 89		
Financiadores e Acionistas			
EC6	16; 89		
EC7	16		
Setor Público			
EC8	16; 88	EC12	88
EC9	42; 88; 91		
EC10	88		
Impactos econômicos diretos			
		EC13	43

Ambientais

Obrigatórios		Adicionais	
Materiais			
EN1	(3)*		
EN2	68; 69		
Energia			
EN3	76; 77	EN17	76; 77
EN4	76; 77	EN18	76; 77
		EN19	76; 77
Água			
EN5	70	EN20	70 a 72
		EN21	70 a 72
		EN22	70 a 72
Biodiversidade			
EN6	6 a 10	EN23	6 a 10
RN7	68	EN24	6 a 10
		EN25	(4)*
		EN26	79; 82
		EN27	79; 80; 81
		EN28	(4)*
		EN29	(4)*
Emissão, efluentes e resíduos			
EN8	73 a 76		
EN9	(5)*		
EN10	73 a 76		
EN11	68; 69		
EN12	70 a 72		
EN13	70 a 72		
Fornecedores			
		EN33	78
Produtos e serviços			
EN14	69; 78		
EN15	68		
Conformidade			
EN16	(6)*		
Transporte			
		EN34	75
Geral			
		EN35	88

Sociais

Obrigatórios		Adicionais	
Empregados			
LA1	6 a 10; 25; 27	LA12	29 a 38
LA2	25; 88; 89		
Relações de trabalho			
LA3	26	LA13	10
LA4	26 a 28		
Saúde e segurança			
LA5	29 a 31	LA14	
LA6	29 a 31; 38	LA15	
LA7	32		
LA8	(7)*		
Treinamento e educação			
LA9	36	LA16	35; 36
		LA17	35; 36
Diversidade e oportunidade			
LA10	89		
LA11	88		
Estratégia e sistema de gestão			
HR1	12	HR8	35; 36
HR2	21; 25 a 39		
HR3	21; 22		
Não discriminação			
HR4	26 a 29		
Liberdade de associação e negociação col.			
HR5	26; 27		
Trabalho infantil			
HR6	21		
Práticas disciplinares			
		HR9	(6)*
		HR10	27
Práticas de segurança			
		HR11	35
Direitos indígenas			
		HR12	(8)*
		HR13	(8)*
		HR14	(8)*

Comunidade

SO1	41; 42	SO4	28; 29; 76
Corrupção e suborno			
SO2	11		
Contribuições políticas			
SO3	11	SO5	(9)*
Competição e preço			
		SO6	89
		SO7	10 a 13
Saúde e segurança do consumidor			
PR1	19	PR4	109
		PR5	89
		PR6	capa
Produtos e serviços			
PR2	19	PR8	12
PR7	89		
Publicidade e propaganda			
		PR9	12
		PR10	(6)*
Respeito à privacidade			
PR3	19	PR11	90

* Ver notas explicativas na página 91.

10.2 SISTEMA USIMINAS EM NÚMEROS - Ibase
(Em milhares de reais)



1 - Base de Cálculo	2004		2003	
	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas
1.1. Receita Líquida (RL)	6.683.127	12.229.873	4.808.759	8.659.909
1.2. Resultado Operacional (RO) (1)	2.792.560	4.960.097	1.512.621	2.517.538
1.3. Folha de Pagamentos Bruta (FPB)	521.198	945.343	446.846	800.822

2 - Indicadores Sociais Internos	Valor R$		% sobre FPB		% sobre RL		Valor R$		% sobre FPB		% sobre RL	
	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas
2.1. Encargos sociais compulsórios	110.722	311.006	21,24	32,90	1,66	2,54	94.132	260.873	21,07	32,58	1,96	3,01
2.2. Previdência privada	72.668	69.469	13,94	7,35	1,09	0,57	100.447	119.087	22,48	14,87	2,09	1,38
2.3. Benefícios												
2.3.1. Alimentação	14.957	34.747	2,87	3,68	0,22	0,28	14.478	27.120	3,24	3,39	0,30	0,31
2.3.2. Saúde	10.399	22.243	2,00	2,35	0,16	0,18	9.640	20.532	2,16	2,56	0,20	0,24
2.3.3. Segurança e Medicina do Trabalho	8.636	14.656	1,66	1,55	0,13	0,12	7.815	12.231	1,75	1,53	0,16	0,14
2.3.4. Educação	0	0	0	0	0	0	0	0	0	0	0	0
2.3.5. Cultura	0	0	0	0	0	0	0	0	0	0	0	0
2.3.6. Capacitação e Desenvolvimento Profissional	5.091	8.704	0,98	0,92	0,08	0,07	4.250	7.322	0,95	0,91	0,09	0,08
2.3.7. Creches ou Auxílio-Creche	0	19	0	0	0	0	0	16	0	0	0	0
2.3.8. Transporte	2.736	14.775	0,52	1,56	0,04	0,12	2.696	2.863	0,60	0,36	0,06	0,03
2.3.9. Seguros	807	1.651	0,15	0,17	0,01	0,01	807	839	0,18	0,10	0,02	0,01
2.4. Outros	2.639	7.095	0,51	0,75	0,04	0,06	1.549	6.544	0,35	0,82	0,03	0,08
2.5. Participação dos Empregados nos Lucros	92.938	127.900	17,83	13,53	1,39	1,05	35.409	38.587	7,92	4,82	0,74	0,45
Total 2 – Indicadores Sociais Internos	321.593	612.265	61,70	64,76	4,82	5,00	271.223	496.014	60,70	61,94	5,65	5,73

3 - Indicadores Sociais Externos	Valor R$		% sobre RO		% sobre RL		Valor R$		% sobre RO		% sobre RL	
	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas
3.1 Educação (2)	160	1.429	0,01	0,03	0,00	0,01	0	0	0	0	0	0
3.2 Cultura (2)	8.075	13.425	0,29	0,27	0,12	0,11	3.086	3.318	0,20	0,13	0,06	0,04
3.3 Saúde e saneamento (2)	330	330	0,01	0,01	0,00	0,00	0	0	0	0	0	0
3.4 Esporte (2)	412	412	0,01	0,01	0,01	0,00	0	0	0	0	0	0
3.5 Combate à fome e segurança alimentar (2)	25	25	0,00	0,00	0,00	0,00	0	0	0	0	0	0
3.6 Outros	873	873	0,03	0,02	0,01	0,01	0	0	0	0	0	0
Total das contribuições para a sociedade	9.875	16.494	0,35	0,34	0,14	0,13	0	0	0	0	0	0
3.7 Tributos (excluídos encargos sociais) (2)	2.111.429	3.199.663	75,61	64,51	31,59	26,16	940.648	1.640.692	62,19	65,17	19,56	18,95
Total 3 - Indicadores Sociais Externos	2.121.304	3.216.157	75,96	64,85	31,73	26,29	943.734	1.644.010	62,39	65,30	19,62	18,99

4 - Indicadores Ambientais	Valor R$		% sobre RO		% sobre RL		Valor R$		% sobre RO		% sobre RL	
	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas
Investimentos relacionados com a produção/operação das empresas	7.310	11.862	0,26	0,24	0,11	0,10	6.876	29.329	0,45	1,16	0,14	0,34
Investimentos em programas e/ou projetos externos	0	0	0	0	0	0	0	0	0	0	0	0
4.1. Total dos Investimentos em Meio Ambiente (3)	7.310	11.862	0,26	0,24	0,11	0,10	6.876	29.329	0,45	1,16	0,14	0,34

4.2 Quanto ao estabelecimento de "metas anuais" para minimizar resíduos, o consumo em geral na produção / operação e aumentar a eficácia na utilização de recursos naturais, a empresa:	2004	2003
	( ) Não possui metas ( ) Cumpre de 0 a 50% ( ) Cumpre de 51 a 75% (X) Cumpre de 76 a 100%	( ) Não possui metas ( ) Cumpre de 0 a 50% ( ) Cumpre de 51 a 75% (X) Cumpre de 76 a 100%

5 - Indicadores do Corpo Funcional

	Posição em 31.12.2004		Posição em 31.12.2003	
	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas
5.1. Nº de empregados no final do período	7.967	19.422	7.961	18.224
5.2. Nº de admissões no período	329	2.310	391	1.673
5.3. Nº de empregados terceirizados	5.542	15.171	5.237	13.539
5.4. Nº de estagiários	249	653	166	353
5.5. Nº de empregados acima de 45 anos	2.331	4.037	1.642	3.282
5.6. Nº de mulheres que trabalham na empresa	307	866	302	804
5.7. % de cargos de chefia ocupados por mulheres	3	17	0,04%	0,15%
5.8. Nº de negros que trabalham na empresa (4)	516	1.139	510	1.221
5.9. % de cargos de chefia ocupados por negros (4)	0	8	0	0
5.10. Nº de portadores de deficiência (5)	150	542	99	513

6 - Informações relevantes quanto ao exercício da cidadania empresarial

	2004			2003		
	Usiminas		Sistema Usiminas	Usiminas		Sistema Usiminas
Relação entre a maior e a menor remuneração na empresa	35,61		28,15	35		28
Número total de acidentes de trabalho	5		47	0		0
Os projetos sociais e ambientais desenvolvidos pela empresa foram definidos:	(X) pela direção	( ) direção e gerências	( ) todos os empregados	(X) pela direção	( ) direção e gerências	( ) todos os empregados
Os padrões de segurança e salubridade no ambiente de trabalho foram definidos:	( ) pela direção	( ) direção e gerências	(X) todos os empregados e CIPA	(X) pela direção	(X) direção e gerências	(X) todos os empregados e CIPA
Quanto à liberdade sindical, ao direito de negociação coletiva e à representação interna dos(as) trabalhadores(as), a Empresa	(X) não se envolve	( ) segue as normas da OIT	( ) incentiva e segue as normas da OIT	(X) não se envolve	( ) segue as normas da OIT	( ) incentiva e segue as normas da OIT
A previdência privada contempla: (6)	( ) direção	( ) direção e gerências	(X) todos os empregados	( ) direção	( ) direção e gerências	(X) todos os empregados
A participação nos lucros ou resultados contempla:	( ) direção	( ) direção e gerências	(X) todos os empregados	( ) direção	( ) direção e gerências	(X) todos os empregados
Na seleção dos fornecedores, os mesmos padrões éticos e de responsabilidade social e ambiental adotados pela empresa:	( ) não são considerados	( ) são sugeridos	(X) são exigidos	( ) não são considerados	( ) são sugeridos	(X) são exigidos
Quanto à participação dos empregados em programas de trabalho voluntário, a empresa:	( ) não se envolve	( ) apóia	(X) organiza e incentiva	( ) não se envolve	( ) apóia	(X) organiza e incentiva
Número total de reclamações e críticas de consumidores:	Na Empresa Não aplicável	No Procon Não aplicável	Na Justiça Não aplicável	Na Empresa Não aplicável	No Procon Não aplicável	Na Justiça Não aplicável
% de reclamações e críticas atendidas ou solucionadas	Na Empresa Não aplicável	No Procon Não aplicável	Na Justiça Não aplicável	Na Empresa Não aplicável	No Procon Não aplicável	Na Justiça Não aplicável
Valor adicionado total a distribuir (em mil R$):	2004			2003		
	USIMINAS R$ 6.010.580		Consolidado R$ 7.960.140	USIMINAS R$3.002.272		Consolidado R$ 4.401.281
Distribuição do Valor Adicionado (DVA)	35,13% Governo 8,67% Colaboradores 17,78% Acionistas 5,39% Terceiros 33,03% Retido		40,19% Governo 11,88% Colaboradores 13,43% Acionistas 10,00% Terceiros 24,50% Retido	31,3% Governo 14,9% Colaboradores 13,3% Acionistas 10,1% Terceiros 30,4% Retido		37,3% Governo 18,2% Colaboradores 9,1% Acionistas 14,8% Terceiros 20,6% Retido

7 - Outras Informações

A Usiminas e suas empresas controladas não utilizam mão-de-obra infantil ou trabalho escravo.

As presentes informações foram prestadas por: Engenheiro Marcus Rogério Carneiro Lemos - Telefone (55) xx 31 3499-8272 - E-mail: ubhpgh01@usiminas.com.br

(1) Antes das Despesas e receitas financeiras líquidas, Equivalência patrimonial, Amortização de ágio/deságio e Juros.
(2) Inclui inversões para o FIA, não contemplados no item 3.7, acumulados no "Total 3 – Indicadores Sociais Externos".
(3) Os investimentos ambientais relacionados à produção/operação estão contabilizados junto com programas e/ou projetos externos.
(4) As Empresas do Sistema Usiminas não admitem nenhuma forma de preconceito, seja ele racial, religioso, político, seja ele de qualquer outra natureza. Os números refletem a espontânea manifestação individual do empregado, em cumprimento a determinações legais para elaboração de informações que constam na RAIS, segundo a legislação brasileira.
(5) Somente considerado o número de Portadores de Deficiência cuja condição foi atestada por órgão governamental competente. Existem outros portadores de deficiência em pleno exercício de atividades, cujas condições ainda não foram atestadas pelo órgão competente.
(6) Os fundos fechados de previdência privada abrangem todos os empregados das empresas que aderiram como Patrocinadoras.

10.3 NOTAS EXPLICATIVAS

CONTEÚDO GLOBAL REPORTING INITIATIVE

(1) Não existem alterações significativas em relação ao escopo do relatório de práticas administrativas em relação ao relatório anterior.

(2) A remuneração da Diretoria é estabelecida pelo Conselho de Administração da Empresa, divulgada publicamente conforme determina a Comissão de Valores Imobiliários – CVM – e legislação brasileira.

(3) Não apresentado, em função da complexidade, quantidade e variedade de material utilizado em indústrias siderúrgicas, o que levaria a um relatório excessivamente extenso.

(4) As empresas do Sistema Usiminas não operam em áreas ambientalmente sensíveis ou protegidas, ou em que sua ação ameacem espécies incluídas na "lista vermelha" da UICN.

(5) Desde 1998, a Usiminas não utiliza em qualquer de suas atividades gases como o CFC.

(6) Nenhuma empresa do Sistema Usiminas foi multada por descumprimento da lesgislação ambiental, de Declarações, Convenções e Tratados Internacionais, regulamentações de propaganda e marketing ou processos judiciais por desrespeito aos direitos humanos.

(7) A Usiminas não discrimina empregados ou portadoras de HIV/AIDS, adotando as mesmas diretrizes aplicadas aos casos das demais doenças infecto-contagiosas.

(8) As empresas do Sistema Usiminas estão geograficamente distantes das localidades onde residem os povos indígenas brasileiros, que representam menos de 0,2% da população, especialmente protegidos por leis brasileiras.

(9) As contribuições de partidos políticos obedecem à legislação eleitoral brasileira quanto a valores e a sua divulgação pública.

CONTEÚDO SISTEMA USIMINAS EM NÚMEROS - Ibase

Composição dos Números Apresentados

- Base de Cálculo

  Folha de Pagamento Bruta:

  inclui todas as despesas com a remuneração anual de empregados, os encargos sociais respectivos de acordo com a legislação brasileira, encargos com previdência privada fechada, seguros, educação, capacitação e aperfeiçoamento de pessoal, benefícios assistenciais e indenizações rescisórias.

- Indicadores Sociais Internos

  Encargos Sociais:

  referem-se aos encargos de recolhimento compulsório devidos ao pagamento de salários, segundo à legislação brasileira.

  Previdência Privada:

  refere-se à parcela da Empresa relativa à formação de reservas de planos previdenciários privados fechados, administrados pela Caixa dos Empregados da Usiminas. Inclui contribuições mensais calculadas sobre os salários pagos e a cobertura de déficits sobre reservas de benefícios a conceder.

Benefícios:

- Programas de Saúde:
  referem-se às despesas com a execução dos programas de saúde ocupacional, promoção de saúde, assistência social e assistência médica, hospitalar e odontológica na livre escolha e na escolha dirigida, sempre desenvolvidas em ações suplementares às iniciativas governamentais e co-participadas naquilo que a legislação brasileira permite.
- Seguros:
  despesas com prêmios de seguros de vida em grupo concedidos de forma co-participadas e por liberalidade da Empresa a todos os empregados.
- Transporte:
  despesas com deslocamento de empregados entre as áreas industriais da Empresa e com a concessão do benefício "Vale-Transporte", instituído em lei.
- Alimentação:
  referem-se a despesas co-participadas decorrentes do fornecimento de alimentação no trabalho e de investimentos em melhorias.
- Educação, Capacitação, Treinamento e Aperfeiçoamento:
  investimentos em capacitação e desenvolvimento de pessoal, em todos os níveis funcionais, com recursos internos e externos, no País e no exterior, tanto na área tecnológica quanto em competência humana e social. Inclui também campanhas internas de valorização do trabalho, da segurança industrial e da qualidade.
- Outros Benefícios:
  referem-se ao reembolso de despesas com creches destinadas a filhos de empregados e ao apoio a promoções sociais da comunidade.
- Impostos
  Referem-se aos impostos incidentes sobre o faturamento - IPI e ICMS líquidos dos créditos das aquisições, PIS, Cofins e ISS; aos impostos sobre o lucro - Imposto de Renda e Contribuição Social; ao Imposto Territorial – IPTU – e à Contribuição Provisória sobre Movimentação Financeira – CPMF.
- Investimentos Culturais:
  Inclui renúncia fiscal e a manutenção e o apoio aos programas culturais e bens patrimoniais do Usicultura.

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS
Rua Prof. José Vieira de Mendonça, 3.011
CEP 31310-260 - Belo Horizonte - MG
www.usiminas.com.br

Conselho de Administração
Bertoldo Machado Veiga (Presidente)
Dalton Nosé
Ermínio Tadei
Gabriel Stoliar
Hidemi Kawai
José Augusto Muller de Oliveira Gomes
Kenichi Asaka
Marcus Olyntho de Camargo Arruda
Marta Xavier Gonçalves
Rinaldo Campos Soares

Diretoria-Executiva
Diretor-Presidente: Rinaldo Campos Soares
Diretor de Desenvolvimento: Gabriel Márcio Janot Pacheco
Diretor de Comercialização: Idalino Coelho Ferreira
Diretor de Finanças e Relação com Investidores: Paulo Penido Pinto Marques
Diretor de Relações Especiais: Ricardo Yasuyoshi Hashimoto
Gerente-Geral da Usina Intendente Câmara: Rômel Erwin de Souza

Companhia Siderúrgica Paulista – Cosipa
Av. do Café, 277 - Torre "B"
CEP 04311-000 - São Paulo - SP
www.cosipa.com.br

Diretor-Presidente: Omar Silva Júnior
Diretor-Comercial: Renato Vallerini Júnior
Diretor-Financeiro e de Relação com Investidores: Magno José Gonfiantini
Gerente-Geral da Usina José Bonifácio de Andrada e Silva: Marco Paulo Penna Cabral

Dufer S.A.
Rua Dianopolis, 750
CEP 03126-007 - São Paulo - SP
www.dufer.com.br

Diretor-Presidente: Cláudio Antônio Arcoverde Credie
Diretor-Administrativo-Financeiro: Hélio Carlos de Lamare

Usiminas Mecânica S.A. – UMSA
Rua Prof. José Vieira de Mendonça, 3.011
CEP 31310-260 - Belo Horizonte - MG
www.usiminasmecanica.com.br:

Diretor-Presidente: Rinaldo Campos Soares
Diretor-Industrial-Comercial: Gabriel Márcio Janot Pacheco
Diretor-Financeiro: Paulo Penido Pinto Marques
Diretor-Superintendente: Guilherme Muylaert Antunes

Rio Negro Comércio e Indústria de Aço S.A.
Av. Monteiro Lobato, 2.805
CEP 07190-902 - Guarulhos - SP
www.rionegro.ind.br

Diretor-Presidente: Carlos Jorge Loureiro
Diretor-Vice-Presidente: Luis Eduardo Kikinger Abreu
Diretor de Controle: Delson de Miranda Tolentino
Diretor de Desenvolvimento e Coordenação: Hiroshi Hayashi
Diretor-Administrativo-Financeiro: Walter Roberto Areias

Fasal S.A. Comércio e Indústria de Produtos Siderúrgicos
Rua Dr. Ângelo Teixeira da Costa, 602
CEP 33045-170 - Santa Luzia - MG
www.fasal.com.br

Diretor-Presidente: Johanes Bernardus Sleumer
Diretor de Controle: Bertoldo Machado Veiga
Diretor-Superintendente: Antônio Morais de Assis

Usifast Logística Industrial S.A.
Rua das Indústrias, 136 - Bairro Parque São João
CEP 32341-490 - Contagem - MG
usifast@usifast.com.br
www.usifast.com.br

Diretor-Comercial e Operacional: Mário Lincoln Costa
Diretora-Administrativa-Financeira: Janaína Duarte Rezende Lima

Usiparts S.A. Sistemas Automotivos
Praça Gil Pimentel Moura, s/n - Conjunto "B"
CEP 37550-000 - Pouso Alegre - MG
www.usiparts.com.br

Diretor-Superintendente: Flávio Del Soldato
Diretor-Industrial-Financeiro: Adenides E. de Matos
Gerente-Geral de Comercialização: João Pessoa do Nascimento Júnior
Gerente de Recursos Humanos: José Eustáquio Barcelos Parreiras

Usiroll - Usiminas Court Tecnologia de Acabamento Superficial Ltda.
Av. Pedro Linhares Gomes, 5.431 - Bairro Usiminas
CEP 35160-900 - Ipatinga - MG

Gerente: Celso Luiz Carvalho Ulhoa

Unigal Ltda.
Av. Pedro Linhares Gomes, 5.431 - Bairro Usiminas
CEP 35160-900 - Ipatinga - MG
unigal@unigal.com.br

Gerente-Geral: José Neves Fernandes
Vice-Gerente: Masamitsu Kobayashi

Fundação São Francisco Xavier
Av. Engenheiro Kiyoshi Tsunawaki, s/n - Bairro das Águas
CEP 35160-158 - Ipatinga - MG
www.fsfx.com.br

Presidente: Rinaldo Campos Soares
Diretor-Executivo: Ronaldo Monteiro de Sousa
Diretor do Hospital Márcio Cunha: José Carlos de Carvalho Gallinari
Diretor do Colégio São Francisco Xavier: José Amilar da Silveira
Gerente do Centro de Odontologia Integrada: Antônio Martins da Silva
Gerente de Administração e Finanças: Robson Miranda Pinto
Gerente de Planos de Saúde: Adseu Álvares de Andrade

Caixa dos Empregados da Usiminas
Rua Prof. José Vieira de Mendonça, 3.011
CEP 31310-260 - Belo Horizonte - MG
www.caixausiminas.com.br

Presidente: José Olímpio da Silva
Diretor-Financeiro: José Ruque Rossi
Diretor de Benefícios: Antônio Furtado de Araújo

Fundação Cosipa de Seguridade Social – Femco
Av. Conselheiro Nébias, 368-A, 5°, 6° e 7° andares
CEP 11015-002 - Santos - SP
femco@cosipa.com.br
www.femco.org.br

Diretor-Presidente: Heraldo Alves Margarido Júnior
Diretor-Financeiro: Aristides Bernardino Andrade Neto
Diretor-Administrativo: Carlos Gaggini

Cooperativa de Crédito Mútuo dos Empregados da Usiminas – Coopeco
Av. Castelo Branco, 632 - Horto
CEP 35160-294 - Ipatinga - MG
coopeco@uai.com.br

Diretor-Presidente: Luiz Gonzaga Viana Lage
Diretor-Administrativo: José Carlos Rigueira Penna
Diretor-Financeiro: Renato Carlos Poggiali De Souza

Cooperativa de Consumo dos Empregados da Usiminas Ltda. – Consul
Av. Pedro Linhares Gomes, 3.900 - Bairro Industrial
CEP 35160-290 - Ipatinga - MG
consul.atendimentoaocliente@usiminas.com.br

Presidente: Matusalém Dias Sampaio
Diretor-Administrativo-Financeiro: Divaldo Pires Guerra
Diretor-Comercial: Hélcio Moreira Ronzani
Diretor-Operacional: Júlio Eduardo Santos.

Cooperativa de Crédito Mútuo dos Empregados da Usiparts
Praça Gil Pimentel Moura, s/n – Conjunto "B"
CEP 37550-000 - Pouso Alegre - MG

Diretor-Presidente: Gilberto Menegucci
Diretor-Administrativo: Narciso Correa Mendes
Diretor-Operacional e Contador-Geral: José Lúcio Ribeiro

CRÉDITOS

Coordenação Geral - Usiminas
Gerência de Recursos Humanos e Administração
Equipe de trabalho:
Gerência de Comunicação Social
Gerência de Meio Ambiente e Urbanismo
Gerência de Controladoria
Gerência de Administração de Pessoal

Projeto gráfico: SMPB Comunicação
Fotos: Fernando Martins
Saulo Nogueira Coutinho
Arquivo Usiminas
Impressão: Rona Editora

RELATÓRIO ANUAL 2004


USIMINAS
SEMPRE PRESENTE E ATUANTE.

INDICADORES OPERACIONAIS	2000	2001	2002	2003	2004	VAR. 04/03
Produção Sistema - Aço Bruto (mil t)	7.184	7.080	8.448	8.621	8.951	4%
Usiminas	4.438	4.620	4.575	4.524	4.738	5%
Cosipa	2.746	2.460	3.873	4.097	4.213	3%
Vendas Físicas - Usiminas (mil t)	3.693	4.103	4.182	4.044	4.295	6%
Mercado interno	3.102	3.270	3.283	3.183	3.453	8%
% Mercado interno	84%	80%	79%	79%	80%	
Exportações	591	833	899	861	842	-2%
% Exportações	16%	20%	21%	21%	20%	
Vendas Físicas - Cosipa (mil t)	2.417	2.499	3.540	3.666	3.767	3%
Mercado interno	1.969	2.165	2.129	2.159	2.331	8%
% Mercado interno	84%	87%	60%	59%	62%	
Exportações	448	334	1.411	1.507	1.436	-5%
% Exportações	16%	13%	40%	41%	38%	
Vendas Físicas - Sistema Usiminas (mil t)	6.110	6.602	7.722	7.710	8.062	5%
Mercado interno	5.071	5.435	5.412	5.342	5.784	8%
% Mercado interno	83%	82%	70%	69%	72%	
Exportações	1.039	1.167	2.310	2.368	2.278	-4%
% Exportações	17%	18%	30%	31%	28%	

PRODUÇÃO DE AÇO BRUTO - SISTEMA

VENDAS FÍSICAS - SISTEMA



Usiminas
Cosipa
7,2
2,7
4,5
7,1
2,5
4,6
8,4
3,8
4,6
8,6
4,1
4,5
8,9
4,2
4,7
2000
2001
2002
2003
2004
MI
ME
6,1
1,0
5,1
6,6
1,2
5,4
7,7
2,3
5,4
7,7
2,4
5,3
8,1
2,3
5,8
2000
2001
2002
2003
2004

MIX DE VENDAS FÍSICAS CONSOLIDADAS



Placas
15%
Chapas grossas
20%
Produtos beneficiados
5%
Galvanizados
8%
2003
Laminados a frio
25%
Laminados a quente
27%
Placas
15%
Chapas grossas
21%
Produtos beneficiados
5%
Galvanizados
8%
2004
Laminados a frio
25%
Laminados a quente
26%

PERFIL CORPORATIVO

Constituída em 25 de abril de 1956, a Usiminas (Usinas Siderúrgicas de Minas Gerais S/A) iniciou suas atividades produtivas em 26 de outubro de 1962. A Empresa viabilizou-se após a assinatura de um acordo de cooperação técnica e financeira entre o governo brasileiro e acionistas japoneses, trazendo em seu DNA a combinação do pioneirismo e da vanguarda – marcas registradas do presidente JK – com a garra, a ética e a determinação típica dos japoneses, à época empenhados em mostrar sua força na primeira oportunidade de investimento internacional do pós-Guerra. Essa união resultou em uma cultura organizacional sólida e comprometida com os acionistas e com a sociedade, que reúne excelência operacional, visão de longo prazo e responsabilidade corporativa.

Hoje, a Usiminas lidera um pool de 14 empresas – o Sistema Usiminas –, todas com o mesmo espírito de equipe que levou a Companhia a se tornar, em poucas décadas, uma das maiores indústrias siderúrgicas do País e o Sistema Usiminas, um dos 20 maiores grupos do mundo na área de siderurgia.

Com tecnologia de última geração, fruto de investimentos de mais de R$ 3 bilhões na última década, o Sistema Usiminas atua na produção e em negócios nos quais o aço está presente. Dispõe de uma linha completa de produtos planos – de placas a revestidos – e possui duas modernas unidades operacionais:

- Usina Intendente Câmara – pólo industrial do Sistema, tem capacidade para produção de 4,8 milhões de toneladas de aço bruto por ano e está instalada na cidade de Ipatinga (270km de Belo Horizonte), no Vale do Aço, próximo a uma das maiores reservas de minério de ferro do mundo;
- Usina José Bonifácio de Andrada e Silva – a unidade operacional da controlada Cosipa, conta com capacidade instalada de 4,5 milhões de toneladas/ano de aço líquido, estrategicamente localizada na cidade de Cubatão, no litoral do Estado de São Paulo, próximo ao maior centro consumidor do País.

Responsável por 19 mil empregos diretos e cerca de 15 mil indiretos, o Sistema Usiminas detém atualmente 55% de market share do mercado interno de laminados planos e atende os segmentos automobilístico, de autopeças, máquinas agrícolas e rodoviárias, equipamentos eletroeletrônicos e tubos de grande diâmetro, construção civil, entre outros, além do setor de distribuição (varejo).

Como reflexo dessa trajetória, as ações da líder Usiminas figuram como o terceiro papel de maior peso no Ibovespa e acumulam alta de 600% nos últimos cinco anos. Nesse período, a Empresa também gerou riquezas: arcou com mais de R$ 7,1 bilhões em impostos, pagou mais de R$ 2,7 bilhões em salários e benefícios, distribuiu mais de R$ 1,7 bilhão em dividendos.

MISSÃO

- Criar valor para a sociedade através das atividades siderúrgicas e correlatas.
- Validar suas ações em toda a cadeia produtiva através do fornecimento de produtos e serviços competitivos e de qualidade aos clientes, da geração de retorno aos acionistas e da promoção do bem-estar e desenvolvimento dos empregados e comunidades.
- Buscar, sempre, a perenização do empreendimento e a harmonização dos fins econômicos com os demais interesses sociais da coletividade.

VISÃO

- Consolidar o maior, o mais moderno e o mais competitivo complexo siderúrgico na América Latina, com destaque entre os 20 maiores grupos mundiais, líder no mercado brasileiro e com expressiva presença no mercado externo, visando o retorno aos acionistas, através de estratégias focadas:
  - no atendimento diferenciado ao cliente com produtos e serviços de qualidade e maior valor agregado;
  - na busca contínua da liderança em custos e na melhor estrutura de capital;
  - na otimização das sinergias entre as Empresas do Sistema Usiminas.


Como um time vencedor, a equipe Usiminas alia competência e talento
individual a um forte trabalho de equipe, com atuação disciplinada,
visão clara dos objetivos e persistência na busca de resultados.

SISTEMA USIMINAS – NÚMERO DE ACIDENTES DO TRABALHO COM PERDA DE TEMPO

Número de acidentes

Ano	Número de acidentes
2002	74
2003	68
2004	47

DISTRIBUIÇÃO DO VALOR ADICIONADO DO SISTEMA USIMINAS 2004 - R$ [illegible] BILHÕES

Governo	41,55%
Empregados	10,53%
Acionistas	13,43%
Bancos	10,00%
Retido	24,49%

SISTEMA USIMINAS – PROGRAMA DE PARTICIPAÇÃO DOS EMPREGADOS NOS LUCROS OU RESULTADOS

R$ milhões pagos aos empregados

Ano	R$ milhões
2003	38,59
2004	127,90

SISTEMA USIMINAS – GERAÇÃO DIRETA DE EMPREGOS EM ATIVIDADES INDUSTRIAIS

Número de empregados

	2002	2003	2004
Empregados do Sistema Usiminas	18.018	18.224	19.422
Empregados de Terceiros em Atividades de Apoio	14.910	13.539	15.171

Setor	Empresa	Participação	Atividade	Dados
SIDERURGIA	**USIMINAS** (Usina - Ipatinga)		Empresa líder do Sistema Usiminas. Produz e comercializa aços laminados planos a frio e a quente, chapas, placas e revestidos.	Vendas: 4,3 milhões/t (mercado interno - 80%). Receita líquida : R$ 6,8 bilhões. Lucro líquido: R$ 3,1 bilhões.
	UNIGAL (Ipatinga)	Usiminas: 79% Nippon Steel: 21%	Instalada dentro da usina da Usiminas, atua na galvanização de chapas e bobinas de aço.	Receita líquida: R$ 140 milhões. Lucro líquido: R$ 26 milhões.
	COSIPA (Cubatão)	Usiminas: 93%	Produz aços planos não revestidos (placas, chapas grossas, laminados a quente e a frio).	Vendas: R$ 3,8 milhões de toneladas. Receita líquida: R$ 5,1 bilhões. Lucro líquido: R$ 964 milhões.
	SIDOR (Venezuela)	Consórcio Siderurgia Amazônia: 16%	Produtos siderúrgicos.	Receita líquida: R$ 5,5 bilhões.
	SIDERAR (Argentina)	Usiminas: 5,3%	Produtos siderúrgicos.	Receita líquida: R$ 3,6 bilhões.
BENS DE CAPITAL E ESTAMPARIA	**USIMINAS MECÂNICA** (Ipatinga)	Usiminas: 99,97%	Fabrica equipamentos e estruturas metálicas de grande porte.	Receita líquida: R$ 473 milhões. Lucro líquido: R$ 32 milhões.
	USIPARTS (Pouso Alegre)	Usiminas: 95%	Produz cabines e conjuntos completos pintados para o setor automotivo.	Receita líquida: R$ 163 milhões. Lucro líquido: R$ 15 milhões.
LOGÍSTICA	**USIFAST** (Betim)	Fasal: 50%	Atua como um sistema integrado de logística, com característica de operador multimodal de atuação nacional e voltado para a indústria.	
	MRS (Juiz de Fora)	Usiminas: 20%	Transporte ferroviário.	Receita líquida: R$ 1,4 bilhão.
	RIOS UNIDOS (Guarulhos)	Rio Negro: 100%	Transporte rodoviário.	
	PORTOS TPPM E TMPC	Usiminas: 64%	Transporte marítimo.	Receita líquida: R$ 606 milhões. Lucro líquido: R$ 63 milhões.
DISTRIBUIÇÃO E SERVIÇOS	**FASAL** (Santa Luzia)	Usiminas: 50%	Atua no beneficiamento e distribuição de produtos siderúrgicos destinados aos mercados interno e externo.	Receita líquida: R$ 526 milhões. Lucro líquido: R$ 78 milhões.
	RIO NEGRO (Guarulhos)	Usiminas: 64%	Processa e comercializa bobinas a quente, a frio e galvanizadas.	Receita líquida: R$ 606 milhões. Lucro líquido: R$ 63 milhões.
	DUFER (São Paulo)	Cosipa: 51%	Ligada à Cosipa, atua na transformação de bobinas em chapas, rolos, tiras e "blanks", e distribui os produtos.	Produção: 219 mil toneladas processadas. Faturamento: R$ 237 milhões.
	USIAL (Vitória)	Usiminas: 98% Usiminas Mecânica: 2%	Fabricação e comercialização de artefatos de aço.	
	USIROLL (Ipatinga)	Usiminas: 50%	Prestação de serviço e tecnologia de retificação.	Receita líquida: R$ 4 milhões. Lucro líquido: R$ 1 milhão.
SOCIAL	**FUNDAÇÃO FSFX** (Ipatinga)		Presta serviço à comunidade do Vale do Aço, nas áreas de saúde, educação e cultura.	Acreditação do Hospital Márcio Cunha em excelência nível 3 pela Organização Nacional de Acreditação (ONA).
	CAIXA DOS EMPREGADOS		Fundo de pensão dos empregados da Usiminas.	Participantes ativos: 13.661. Patrimônio: R$ 1,4 bilhão.
	FEMCO		Fundação de seguridade social da Cosipa, assiste os empregados da siderúrgica em Cubatão.	Participantes ativos: 5.645. Patrimônio: R$ 1,13 bilhão.
	CONSUL (Ipatinga)		Cooperativa de consumo dos empregados da Usiminas.	Faturamento: R$ 54,46 milhões.

Controladora | Controlada | Participação no Controle | Entidade Social | Outros

[illegible]

Receita Operacional Bruta	3.123	3.798	4.740	6.221	8.803	41%
Mercado Interno	2.724	3.264	3.955	5.208	7.363	41%
Mercado Externo	399	534	785	1.013	1.440	42%
Receita Operacional Líquida	2.395	2.942	3.714	4.809	6.683	39%
Lucro bruto	892	1.037	1.316	1.796	3.097	72%
Margem Bruta	*37%*	*35%*	*35%*	*37%*	*46%*	
Lucro Operacional (antes do Resultado Financeiro)	769	869	1.086	1.477	2.793	89%
Margem Operacional	*32%*	*30%*	*29%*	*31%*	*42%*	
EBTIDA	954	1.106	1.358	1.819	3.138	73%
Margem EBTIDA	*40%*	*38%*	*37%*	*38%*	*47%*	
Lucro Líquido	231	241	(321)	1.313	3.054	
Margem Líquida	*10%*	*8%*	*-9%*	*27%*	*46%*	
Ativos Totais	8.539	8.885	9.131	9.342	11.271	21%
Patrimônio Líquido	3.494	3.374	3.053	4.025	6.010	49%
Endividamento Líquido	3.430	3.321	3.356	2.218	332	-85%
Investimentos	249	221	92	240	161	-33%

[illegible]

[illegible]	2000	2001	2002	2003	2004	[illegible]
Receita Operacional Bruta	5.059	6.276	8.394	11.096	15.984	44%
Mercado Interno	4.333	5.337	6.405	8.611	12.178	41%
Mercado Externo	726	939	1.989	2.485	3.806	53%
Receita Operacional Líquida	3.921	4.883	6.634	8.660	12.230	41%
Lucro bruto	1.308	1.488	2.356	3.067	5.572	82%
Margem Bruta	*33%*	*30%*	*36%*	*35%*	*46%*	
Lucro Operacional (antes do Resultado Financeiro)	1.004	1.132	1.930	2.526	4.959	96%
Margem Operacional	*26%*	*23%*	*29%*	*29%*	*41%*	
EBITDA	1.344	1.547	2.429	3.072	5.624	83%
Margem EBITDA	*34%*	*32%*	*37%*	*35%*	*46%*	
Lucro Líquido	211	245	(325)	1.306	3.019	131%
Margem Líquida	*5%*	*5%*	*-5%*	*15%*	*25%*	
Ativos Totais	12.865	13.729	15.523	15.573	16.981	9%
Patrimônio Líquido	3.743	3.358	3.033	3.999	5.949	49%
Endividamento Líquido	5.968	7.038	8.803	6.744	3.495	-48%
Investimentos	929	1.324	579	475	333	-30%


Receita
12,2
8,7
6,6
4,9
3,9
5,6
3,1
2,4
1,5
1,3
3,0
1,3
0,2
0,3
(0,3)
2000
2001
2002
2003
2004


ME
28%
MI
72%

SUMÁRIO

MENSAGEM DO PRESIDENTE 4

ESTRATÉGIA 7

GOVERNANÇA CORPORATIVA 11

GESTÃO DE RISCO 17

ATIVOS INTANGÍVEIS 21

DESTAQUES DE 2004 25

DESEMPENHO OPERACIONAL 27

DESEMPENHO ECONÔMICO-FINANCEIRO 39

MERCADO DE CAPITAIS 43

NOVOS PROJETOS E PERSPECTIVAS 47

SUSTENTABILIDADE 49

PRÊMIOS E CERTIFICAÇÕES 67

INFORMAÇÕES CORPORATIVAS 71

ANEXO - DEMONSTRAÇÕES FINANCEIRAS

Para o Sistema Usiminas, 2004 foi um ano de grandes vitórias, no qual superamos as metas estabelecidas em todos os aspectos. Foram grandes conquistas, frutos da determinação, da disciplina e ética que nortearam a equipe Usiminas, desde a sua criação.

No campo operacional, novos produtos foram desenvolvidos e registramos recordes de produção em diversos segmentos. Juntas, Usiminas e Cosipa produziram mais de 9 milhões de toneladas de aço líquido no ano, sendo que dos produtos finais, 72% foram destinados ao mercado interno.

Os bons resultados estenderam-se também às outras empresas do Sistema. A Unigal ultrapassou sua capacidade instalada de 400 mil toneladas de aços galvanizados, de maior valor agregado. Reorganizada, a Usiminas Mecânica obteve receita bruta de R$ 569 milhões, 87% dos quais vindos de contratos com clientes fora do Sistema Usiminas. Sucesso, também, foi obtido na reestruturação da Sidor, na Venezuela.

O excelente desempenho industrial gerou marcas inéditas também no campo financeiro. O lucro líquido consolidado ultrapassou os R$ 3 bilhões, com crescimento de 131% frente ao valor obtido em 2003, e o EBITDA somou R$ 5,6 bilhões, significando uma margem do mesmo de 46%.

A forte geração de caixa possibilitou reduzir o endividamento do Sistema em US$ 621 milhões, ultrapassando em mais de 100% a meta programada para o ano, e manter o cronograma de investimentos fixados para o exercício de 2004. Mais que isso, organizamos o perfil de vencimento de dívidas da Empresa e terminamos 2004 com uma relação geração de caixa/dívida líquida de 0,6x, o que nos coloca em uma condição confortável para passos futuros.

Parte desses resultados refletiu o aquecimento vigoroso dos mercados interno e externo, que colocaram o preço do aço em patamares mais justos. Mas a outra fatia dessa performance é fruto de estratégias corporativas bem definidas, traçadas há uma década, e de investimentos constantes. Esse planejamento tornou o Sistema Usiminas um complexo siderúrgico sólido e integrado, com logística de fornecimento robusta e usinas de tecnologia sempre atualizada.

Em 2004, avançamos ainda mais na integração Usiminas-Cosipa, que hoje, formam o grande motor produtivo do Sistema Usiminas.

Nossa atuação também tem recebido aprovação no exterior. Fizemos uma emissão especializada no mercado norte-americano, a 144 A, que tem forte demanda, mas segue regras bastante rígidas, e foi um grande sucesso. Mais que uma captação, essa colocação significa diversificação das fontes de captação. Ao longo de 2003 e 2004, ampliamos nossas possibilidades e pudemos captar recursos com muita facilidade, a custo e prazos adequados.

Através de uma estratégia focada na manutenção de uma equipe competente, qualificada e comprometida, aliada a uma tecnologia de ponta e ao aperfeiçoamento contínuo dos processos de qualidade, nos capitalizamos e nos encontramos preparados para entrar em um novo ciclo de investimentos em linhas de produção e equipamentos, que poderá ultrapassar a casa dos US$ 600 milhões. Para começar, estão previstas, para a Usina de Ipatinga, a instalação de uma termelétrica e uma nova coqueria, que vai assegurar sua auto-suficiência em coque. Já a Usina de Cubatão irá modernizar sua linha de lingotamento contínuo e terá uma nova turbina de topo do alto-forno. Estudaremos, ainda, a viabilidade de elevar a produção em até dois milhões de toneladas.



Para alimentar esses projetos, fechamos dois importantes contratos de longo prazo em 2004: com a Companhia Energética de Minas Gerais (Cemig), que assegura o fornecimento de energia elétrica pelos próximos cinco anos para a Usiminas e a Cosipa; e com a Companhia Vale do Rio Doce, que nos garante fornecimento de minério de ferro também pelos próximos cinco anos. Também renovamos nosso contrato com a Nippon Steel, por mais seis anos, para o fornecimento de tecnologia avançada nas áreas de produção, qualidade e meio ambiente.

Para desenvolver todo esse planejamento com segurança, concentramos nossos esforços no aprimoramento de nossa agenda de criação de valor. Os resultados dessa empreitada já podem ser mensurados: os papéis da Usiminas na Bolsa de Valores de São Paulo tiveram liquidez crescente e registraram, nos últimos três anos, valorização superior a 700% – retorno de 150% ao ano no período 2003/2004.

Nossas vitórias ao longo de 2004 proporcionaram reconhecimento fora do mercado de capitais. Recebemos inúmeros prêmios, em especial por nossa forte atuação nas áreas de saúde, educação e meio ambiente. Obtivemos a certificação OHSAS 18001, consolidamos o projeto educacional "Ser Mais" e intensificamos nossa atuação social. Assim, reiteramos nosso compromisso em priorizar as ações que proporcionem bem-estar social no meio em que atuamos e privilegiar o respeito a clientes, parceiros, empregados e meio ambiente.

O posicionamento do Sistema Usiminas em 2004 comprova que estamos preparados e decididos a manter nossa liderança na consolidação do setor, contando principalmente com a experiência e competência de nosso quadro de colaboradores em processos de aquisições e convivência com culturas empresariais diferentes. A internacionalização será 'de dentro para fora' e continuará a avançar. Aproveitando a 'desconstrução' da cadeia siderúrgica em alguns países, o Sistema Usiminas estará atento a novas oportunidades e consolidará sua posição de destaque. Já temos presença estratégica na Sidor e na Siderar e desenvolvemos exportações de maior valor agregado. A médio prazo, avançaremos em alianças e parcerias internacionais, que ofereçam oportunidades de aprendizado e criação de valor. A longo prazo, vamos avaliar, com calma e critério, posições mais avançadas no grande campeonato da siderurgia global.

Rinaldo Campos Soares
DIRETOR-PRESIDENTE DA USIMINAS



O Sistema Usiminas, assim como
um time bem treinado e que trabalha em conjunto,
está preparado para enfrentar desafios
e aproveitar oportunidades de crescimento,
consolidando sua condição líder no Brasil
e marcando pontos importantes no cenário mundial.

Os anos de 2005 e 2006 terão como objetivo primordial a sustentabilidade do crescimento econômico tanto no âmbito mundial quanto nacional. A desarticulação dos suprimentos, os déficits externo e fiscal dos EUA, os preços do petróleo e de outros insumos e o desaquecimento de grandes países emergentes, como China, põem em risco o crescimento da economia mundial. No Brasil, enfrentaremos os gargalos na infra-estrutura e nas cadeias de suprimento, a redefinição de marcos regulatórios e sobretudo, a difícil conciliação dos objetivos macroeconômicos de expansão, de controle de preços e de superávit externo. O setor siderúrgico enfrentará os desafios de excesso de capacidade com o aumento da produção nos países onde os custos operacionais são menores e a consolidação do setor.

O Brasil tem condições especiais para ocupar um papel de liderança no futuro da siderurgia mundial, por possuir: competitividade mundial no setor primário e nas cadeias produtivas relacionadas, grandes oportunidades de investimento na área de infra-estrutura e nos setores de base. Mas, para consolidar uma posição de liderança, a palavra-chave é sustentabilidade. É o momento de planejar com responsabilidade e competência, de investir em novas tecnologias, agregar e criar valor para as empresas e ajustar balanços para obter resultados cada vez melhores, que proporcionem retorno aos investidores e gerem riqueza social.

Ciente desses desafios, o Sistema Usiminas desenvolveu uma agenda de criação de valor, focada no compromisso com os acionistas, no aprimoramento dos fundamentos estratégicos e corporativos e no fortalecimento das capacidades gerenciais.

Já realizamos sensíveis avanços na execução dessa agenda, que prevê, entre outros tópicos: a otimização dos investimentos, com constantes aprimoramentos nos processos de análise, para identificar oportunidades que ofereçam retorno mínimo de 18%; a participação em áreas-chave da cadeia do aço; análises rigorosas como base para planejamento, com fluxo de caixa descontado, testes exaustivos das premissas, além de simulações, sensibilidades e cenários; o aumento da geração de caixa, por meio da elevação em 10% da produção.



BAIXA
DIFICULDADE RELATIVA
ALTA
RACIONALIZAR ATIVOS FIXOS
REDUZIR CUSTOS: MELHORIA CONTÍNUA, SOURCING, SCM
OTIMIZAR CARTEIRA DE EMPRÉSTIMOS E HEDGING
CRIAR ALIANÇAS COMERCIAIS
DESENVOLVER NOVOS PRODUTOS
OTIMIZAR PORTIFÓLIO SUBSIDIÁRIAS/GOVERNANÇA
DESENVOLVER NOVOS MERCADOS
FORTALECER DISTRIBUIÇÃO
INICIATIVAS PRIORITÁRIAS
CONTROLAR INVESTIMENTOS RIGIDAMENTE
RELACIONAMENTO COM INVESTIDORES
INTEGRAR GESTÃO USIMINAS/COSIPA
ATUALIZAR A ESTRATÉGIA COMERCIAL
OTIMIZAR MODELO DE OPERAÇÃO COMERCIAL
ALIANÇAS ESTRATÉGICAS/AQUISIÇÕES
REDUZIR DÍVIDA
BAIXO
IMPACTO NA CRIAÇÃO DE VALOR NO MÉDIO PRAZO
ALTO

Para atender parte dessas propostas, o Sistema Usiminas renovou sua parceria com a Nippon Steel, que garante constante atualização tecnológica, e assinou dois contratos estratégicos. O primeiro, com a Companhia Vale do Rio Doce (CVRD), para o fornecimento de minério de ferro, com prazo de cinco anos. Durante esse período, a Vale irá garantir o abastecimento de 25 milhões de toneladas de minério de ferro (5 milhões de toneladas/ano).

Outro contrato de longo prazo foi fechado com a Companhia Energética de Minas Gerais (Cemig), para o fornecimento de energia elétrica a suas duas usinas (Usiminas e Cosipa). Pelo contrato, um dos maiores no mercado livre de energia elétrica e que objetiva reduzir os custos com esta energia, as duas unidades industriais receberão 14.293.400 MWh ao longo de cinco anos. Esse volume corresponde a 350 MW médios e equivalente a 1,2% do consumo nacional, 7% da produção total da hidrelétrica mineira ou 15% da energia industrial da Cemig.

Para elevar os ganhos com sinergia das usinas, a Empresa avançou ainda mais na integração Usiminas-Cosipa, com a implementação de uma nova etapa do sistema S.A.P., que ampliou estas sinergias em áreas vitais das duas empresas, como compras, vendas, estoques, planejamento e informática. Hoje, Usiminas e Cosipa formam o grande motor produtivo do Sistema Usiminas. Nossa meta é obter uma redução de custos de até R$ 150 milhões ao ano com essa sinergia.

OBJETIVOS ESTRATÉGICOS

Responsabilidade Social

Garantir a credibilidade pública e a legitimidade social e ambiental das empresas que compõem o Sistema Usiminas, validando-as através do desenvolvimento de produtos, ações e soluções que favoreçam a inclusão social e a preservação ambiental para as futuras gerações.



Clientes

Atender aos clientes em suas necessidades e expectativas de forma diferenciada, mobilizando as potencialidades das empresas do Sistema de forma integrada, assegurando a satisfação dos clientes e presença firme no mercado.

Lucro

Otimizar o lucro, fortalecendo a competitividade e a imagem das empresas do Sistema Usiminas, buscando novas oportunidades, reduzindo custos, aumentando receitas e produtividade, maximizando valor para acionistas, clientes, fornecedores, colaboradores, empregados, governo e comunidade.

Gestão Corporativa

Maximizar a efetividade das empresas do Sistema Usiminas, explorando integralmente suas competências específicas, buscando melhor posicionamento mercadológico, menores custos e maior eficiência através da coordenação de ações estratégicas.

Bobina Laminada a Frio.



Pessoas

Criar condições para que as pessoas sejam um dos fatores de diferencial competitivo do Sistema Usiminas, desfrutando de um ambiente de motivação e aprendizado sistêmico, desenvolvendo-se e exercitando seus talentos, compartilhando valores para vencer desafios, na velocidade que o ambiente exige, num clima de permanente cooperação e trabalho em equipe.

Competitividade Corporativa

Incorporar permanentemente novas tecnologias e práticas de pesquisa, maximizando sinergias na cadeia de valor de suas empresas, promovendo difusão tecnológica, parcerias mutuamente vantajosas, reforçada por princípios de confiança recíproca e duradoura, possibilitando respostas ágeis na neutralização de ameaças e melhor aproveitamento de oportunidades.



O Sistema Usiminas adota
constantemente novas medidas
para ampliar seu placar favorável
na área de governança corporativa,
na busca de aprimorar os mecanismos
para disponibilizar
todos os dados necessários
a uma correta avaliação
pelo mercado.

O Sistema Usiminas adota as melhores práticas de governança corporativa e vem constantemente aperfeiçoando a sua comunicação com o mercado financeiro e com seus investidores, e mantinha, em dezembro/04, um total de 70,7% de suas ações em circulação.

Para garantir transparência e manter o mercado informado, o Sistema Usiminas realiza reuniões públicas e dispõe de um calendário anual de eventos corporativos, para análises e esclarecimentos com focos em situações, projetos e perspectivas.

A Companhia empenha-se na divulgação de informações detalhadas sobre o Sistema, em níveis semelhantes aos informes preparados para operações financeiras de captação, e veicula a ocorrência de eventuais contratos, acordos e parcerias celebradas pela Empresa, disponibilizando todos os dados necessários para uma avaliação correta pelo mercado. Também divulga informações consolidadas de movimentação de valores mobiliários dos administradores, acionistas controladores e membros do conselho fiscal.

AUDITORIA INTERNA

A Usiminas mantém um Sistema de Controle Interno, que visa à observância das políticas e dos objetivos estratégicos por meio de uma estrutura organizacional, normas e procedimentos. Esse sistema, que prioriza a adoção de mecanismos de controle adequados à agilidade exigida pelo ambiente competitivo, é revisado e monitorado constantemente. O objetivo é garantir a postura ética na condução dos negócios, a transparência na geração de informações, a racionalidade na utilização dos recursos e preservação dos ativos e os interesses da organização.

Para agilizar o fluxo das informações ao controle interno, foi disponibilizado um link, na página "Auditoria Interna" da intranet, que permite a qualquer usuário comunicar-se com o departamento, solicitando seus serviços ou relatando situações que possam exigir sua atuação.

Sede da Usiminas - jardim projetado por Burle Marx.



CONSELHO DE ADMINISTRAÇÃO

Com mandato de dois anos e reeleição permitida, o Conselho de Administração do Sistema Usiminas é composto de nove conselheiros efetivos e respectivos suplentes, eleitos em Assembléia Geral, mais o Diretor-Presidente da Empresa, como membro nato. O Conselho de Administração reúne representantes indicados por grandes grupos industriais, todos com situação financeira estável, que empregam grande contingente de profissionais. São conscientes dos desafios do setor siderúrgico e têm larga experiência e tradição em investimentos de longo prazo no setor produtivo.

O Conselho de Administração elege os membros da Diretoria Executiva e determina suas atribuições. Tem como missão fixar a orientação geral dos negócios da Companhia e estabelecer as diretrizes básicas de gestão e critérios para o controle do seu desempenho. Ao Conselho também cabe aprovar e acompanhar os orçamentos anuais, os programas de investimentos e a participação em outras empresas, entre outras prerrogativas.

Ao Diretor-Presidente cabe, privativamente, presidir as Assembléias Gerais da Empresa, as reuniões da Diretoria, coordenar e orientar a atividade dos demais diretores em suas respectivas áreas de competência e zelar pela execução das deliberações do Conselho de Administração e da Diretoria.

CONSELHO FISCAL

O Conselho Fiscal, não permanente, é composto por cinco membros, eleitos em Assembléia Geral. É responsável pela fiscalização de atos dos administradores e verificação do cumprimento de seus deveres legais e estatutários e análise, ao menos trimestralmente, das demonstrações contábeis. Além disso, ele deve opinar sobre propostas relativas a modificação do capital social, planos de investimentos ou orçamentos de capital, distribuição de dividendos e transformação, incorporação, fusão ou cisão da Empresa.

DIRETORIA EXECUTIVA

A Diretoria Executiva é composta por um diretor-presidente e quatro diretores – Financeiro, Comercial, de Desenvolvimento e de Relações Especiais, com mandatos coincidentes com os dos membros do Conselho de Administração, permitida a reeleição.

A Diretoria detém todos os poderes para executar as ações referentes ao objeto social da Companhia, desde que observadas as disposições legais ou estatutárias pertinentes e as deliberações aprovadas pela Assembléia Geral e pelo Conselho de Administração.

PERFIL DOS CONSELHEIROS E DIRETORES

O Sistema Usiminas é administrado por siderurgistas, com larga experiência no setor. São executivos que estão há muitos anos ligados à Empresa, condição que demonstra a estabilidade no quadro de administradores, a fidelidade à política de gestão adotada, sem riscos de mudanças bruscas dos horizontes traçados para a Companhia, e caracteriza uma organização comprometida e preparada.

BERTOLDO MACHADO VEIGA

Presidente do Conselho de Administração

Formado em Direito pela PUC, milita no Foro de Belo Horizonte desde 1967, Diretor de Controle da Fasal Comércio e Indústria de Produtos Siderúrgicos e Membro do Conselho de Administração da Cosipa.

JOSÉ AUGUSTO MULLER DE OLIVEIRA GOMES

Conselheiro de Administração

Com formação em Engenharia Civil, foi Diretor-Presidente da Camargo Corrêa Metais S.A., Diretor de Planejamento e Controladoria da Camargo Corrêa S.A., representante da Construções e Comércio Camargo Corrêa S.A no Conselho de Cotistas, no Conselho Deliberativo e no Conselho Técnico da Unicon (União de Construtoras Ltda.), Diretor da Tencom Comércio e Participações Ltda., e atualmente é Conselheiro e Diretor do Instituto Camargo Corrêa.

MARTA XAVIER GONÇALVES

Conselheira de Administração

Formada em Ciências Econômicas, tem MBA de Finanças e Direito Societário e pós-graduação em Comércio Exterior. Coordenou o Departamento de Análise de Projetos, Operações de Crédito e Normativos da Superintendência Estadual do Banco do Brasil no Rio de Janeiro e é Analista Sênior da Gerência de Mercado de Capitais/Diretoria de Investimentos da Previ (Caixa de Previdência dos Funcionários do Banco do Brasil).

GABRIEL STOLIAR

Conselheiro de Administração

Pós-Graduado em Engenharia de Produção e com MBA/Executivo (PDG/EXE), foi Superintendente da Divisão Operacional da área de mineração e metalurgia, química e petroquímica e papel e celulose do BNDES Participações S.A., Diretor do BNDESPAR (responsável pelas áreas de investimento, desinvestimento, planejamento e controle de portifólio) e hoje é Diretor Vice-Presidente da Cia. Vale do Rio Doce, além de membro dos Conselhos de Administração da Bahia Celulose S.A. e da Bolsa de Valores do Rio de Janeiro (BVRJ).

KENICHI ASAKA

Conselheiro de Administração

Formado em Estudos Sociais, fez carreira dentro do grupo Nippon Steel, atuando, entre outras funções, como Gerente de Grupo da Divisão de Usina Química & Tanque, Divisão de Usina & Maquinaria, Gerente Geral e Diretor Substituto da Divisão de Usina Ambiental e Sistema Hidráulico da Nippon Steel Corporation. Atualmente, exerce o cargo de Diretor-Presidente da Nippon Empreendimentos Siderúrgicos S.A.

HIDEMI KAWAI

Conselheiro de Administração

Graduado em Ciências Econômicas, atuou como Diretor do Eximbank do Japão (atual JBIC) e Diretor Executivo na Marubeni Corporation. Hoje, exerce a função de Consultor Especial da Marubeni Corporation.

MARCUS OLYNTHO
DE CAMARGO ARRUDA
Conselheiro de Administração

Com formação em Direito e em Administração de Empresas, trabalhou como Diretor Jurídico das Indústrias Votorantim e de outras empresas do grupo e hoje responde pelo cargo de Diretor Vice-Presidente do Banco Votorantim.

DALTON NOSÉ
Conselheiro de Administração

Engenheiro Metalúrgico por formação, foi Presidente e CEO da Cia. Siderúrgica Pains, de Minas Gerais, Vice-presidente da ISCON (*Iron and Steel* Consulting), Presidente e CEO da Konus Icesa no Brasil, Diretor de Desenvolvimento (Área de Participações e Desenvolvimento de Negócios) da Cia. Vale do Rio Doce e Diretor-Presidente da APSL ONPN Participações, de Minas Gerais. Atualmente acumula as funções de Diretor-Presidente da Ferro Gusa Carajás e de Membro do Conselho de Administração da Siderar, de Buenos Aires (Argentina).

ERMÍNIO TADEI
Conselheiro de Administração

Formado em Economia e Administração, tem MBA em Administração, além de licenciatura e bacharelado em Letras Modernas (Português e Alemão). Fez carreira no Banco do Brasil, como Gerente adjunto do Banco em Cingapura (República de Cingapura) e Tóquio (Japão), Chefe do Departamento de Controle da Área Externa, e Gerente Executivo de Operações Externas.

RINALDO CAMPOS SOARES
Conselheiro de Administração
e Diretor-Presidente

Engenheiro de Minas e Metalurgia e Doutor em Engenharia, fez carreira na Usiminas, onde atuou como Chefe de Produção, Chefe Geral da Usina e Diretor de Operações. Hoje, é Diretor-Presidente da Usiminas, Presidente da Usiminas Mecânica e Fundação São Francisco Xavier; Presidente do Conselho de Administração da Rio Negro; Vice-Presidente do Conselho de Administração da Cosipa; Membro efetivo do Conselho da Usifast; Membro do Conselho da Siderar (Argentina) e da Sidor (Venezuela); Membro do Conselho Consultivo da Cenibra e da Faculdade Pitágoras; e Membro do Conselho de Desenvolvimento Econômico e Social da Presidência da República.

PAULO PENIDO PINTO MARQUES
Diretor de Finanças e Relações com
Investidores

Formado em Engenharia Elétrica, o atual Diretor de Finanças e Relações com Investidores da Usiminas já atuou como Diretor de Investimentos e Vice-Presidente e Diretor de Instituições Financeiras e Serviços no Citibank; como Diretor da área de Grandes Empresas e Instituições Financeiras e Diretor de Merchant Banking e Instituições Financeiras no BankBoston; e Vice-Presidente e Diretor da área de Financiamentos e Crédito no JP Morgan (Morgan Guaranty Trust Co., de Nova Iorque).

GABRIEL MÁRCIO JANOT PACHECO
Diretor de Desenvolvimento

Com formação em Engenharia Mecânica, o atual Diretor de Desenvolvimento da Usiminas fez carreira na Empresa, passando pelas funções de Chefe da Laminação de Placas, Chefe da Laminação de Tiras a Frio, Chefe do Departamento de Energia, Superintendente de Equipamentos e Instalações e Chefe Geral da Usina Intendente Câmara.

IDALINO COELHO FERREIRA
Diretor de Comercialização

Engenheiro de Minas e Metalurgia, o Diretor de Comercialização da Usiminas também fez carreira na Companhia, assumindo, entre outras funções, a Chefia Técnica da Usina, abrangendo os departamentos Metalurgia e Inspeção, Planejamento e Controle da Produção e Informática e a Gerência de Vendas no Mercado Interno.

RICARDO YASUYOSHI HASHIMOTO
Diretor de Relações Especiais

Formado em Economia, Direito, Ciências Contábeis e Administração de Empresas, é o atual Diretor de Relações Especiais na Usiminas, depois de atuar, na Empresa, nas funções de Chefe de Divisão, Assistente da Superintendência e Assistente do Diretor-Superintendente.

RELACIONAMENTO COM INVESTIDORES

O Sistema Usiminas ampliou o relacionamento com seus investidores ao longo do ano, realizando "conference calls" e eventos, promovendo melhorias no "website" e estabelecendo contatos mais freqüentes com os investidores e o mercado. Sua atuação está estruturada na agenda de criação de valor, criada para ampliar a sustentabilidade da Companhia.

Coerente com sua política de divulgação e transparência, o Sistema Usiminas realizou, em 19 de agosto de 2004, na Usina José Bonifácio de Andrada e Silva, em Cubatão, o 2º encontro com Investidores e Analistas da Usiminas, evento que reuniu mais de 200 participantes.

Além deste evento foram feitas apresentações em todas as Regionais da APIMEC – Associação dos Profissionais e Investidores de Mercado de Capitais – no País.

Auditores Independentes

A política de atuação da Companhia na contratação de serviços não relacionados à auditoria externa junto aos nossos auditores independentes assegura que não haja conflito de interesse, perda de independência ou objetividade.

Adicionalmente, em atendimento à instrução CVM 381/2003, informamos que os contratos em vigor e os serviços prestados atualmente pelos auditores independentes à Companhia e suas controladas, somente se relacionam aos trabalhos de auditoria externa.



Os técnicos da equipe
Usiminas estão sempre
atentos aos novos
desafios e preparados
para aprimorar processos
e desenvolver novas
estratégias, de forma
sincronizada, dinâmica,
eficaz e em sintonia com os
objetivos da organização.

A atividade inerente ao negócio do Sistema Usiminas expõe suas empresas a inúmeros riscos, criteriosamente avaliados e acompanhados por intermédio de avançadas tecnologias de gestão que são revisadas freqüentemente, possibilitando mudança rápida de estratégia, caso ocorram fatos inesperados. Treinamentos em diversos níveis hierárquicos também fazem parte da gestão corporativa, com o objetivo de oferecer aos profissionais sensibilidade para identificar possíveis situações de risco ou conflito e equilíbrio na tomada de decisões.

Para garantir a manutenção de um rígido controle dos fatores de risco, foi iniciado, em 2004, um trabalho envolvendo todas as áreas da Empresa, destinado a atualizar o mapeamento dos riscos característicos aos principais processos, a efetividade dos controles e ações existentes para o tratamento de cada caso. A metodologia possibilitará permanente mensuração dos riscos, gerando um plano de ação integrado e dinâmico, destinado à proteção cada vez mais eficaz e racional dos objetivos da organização.

Risco Sobre Operações Industriais

Pela própria essência de sua atividade, a siderurgia está constantemente exposta a riscos na área de produção, pelo manuseio de gases e pelo funcionamento ininterrupto de fornos de elevada temperatura. Para minimizar esses riscos, o Sistema Usiminas investe continuamente na modernização do seu parque industrial, obedece a um rígido cronograma de manutenção dos maquinários, ministra treinamentos de pessoal para manejo das máquinas e sobre segurança no trabalho, oferece equipamentos de segurança de alta qualidade – e assegura sua utilização –, e mantém severo controle de acesso em áreas de maior risco. Como resultado, além da mitigação e controle dos riscos, a empresa paga um dos menores prêmios do mercado, em comparação com outras empresas do mesmo setor, para o seguro "all risk" que cobre os seus ativos.

A área de suprimentos, para garantir a segurança de abastecimento dos diversos insumos essenciais à manutenção do plano de produção da Empresa, desenvolve ações para estabelecer acordos comerciais de longo prazo com fornecedores estratégicos de matérias-primas, material geral e serviços. Também promove o acompanhamento das evoluções e tendências dos diversos segmentos de mercado, para antecipar ações, evitar ameaças e potencializar oportunidades.

Risco Cambial

O Sistema Usiminas exporta cerca de 30% de sua produção, o que lhe garante um "hedge" natural, de uma fonte estável de moeda forte – em 2004 representou cerca de US$ 1,2 bilhão. Além dessas receitas, o Sistema Usiminas realiza operações de "swap", para trocar o risco de variação cambial de parte de sua dívida pelo risco da moeda local. A política é proteger o fluxo de caixa em moeda estrangeira.

Risco Financeiro

Em 2003, o Sistema Usiminas obteve grandes avanços nas negociações para o alongamento do perfil da sua dívida, com o objetivo de desconcentrar vencimentos de curto prazo, e em 2004 atingiu o mais baixo nível de alavancagem de sua história. Atualmente, a relação EBITDA/ dívida líquida está em 0,6x, o que permite à Empresa obter recursos com custos atraentes, para colocar em prática seu plano de crescimento.

Risco Tecnológico

Para reduzir a exposição a riscos tecnológicos, a Empresa mantém em suas plantas, sofisticado Centro de Pesquisas e Desenvolvimento, que domina e testa todas as etapas do processo tecnológico. Assim, diminui a dependência de assistência técnica internacional e ainda pode manter um corpo técnico disponível para intervir em caso de problemas.

Para assegurar interesses jurídicos, técnicos e econômicos de inventos e aperfeiçoamentos obtidos na área tecnológica, o Sistema Usiminas dispõe de uma estrutura de patenteamento desde a década de 70, inserida na filosofia global de desenvolvimento tecnológico do Sistema. Como resultado, a Usiminas é líder em número de cartas patentes do setor siderúrgico na América Latina. Até 2004, o Sistema Usiminas depositou 652 pedidos de patentes no Instituto Nacional de Propriedade Industrial (INPI) e 23 no exterior, que resultaram em 400 cartas patentes nacionais.

Pátio de Matérias-Primas da Usina Intendente Câmara.



Riscos Conjunturais e Mercadológicos

O setor siderúrgico, que depende da importação de insumos e matéria-prima, é vulnerável a mudanças repentinas do cenário econômico global. Os preços internacionais de matérias-primas e de produtos acabados têm se comportado de maneira instável, o que vem sendo enfrentado pelo Sistema com monitoramento constante e com políticas comerciais que se ajustam à nova realidade de mercado.

Risco Ambiental

Os impactos ambientais mais significativos decorrem das atividades das usinas Intendente Câmara, da Usiminas, e José Bonifácio de Andrada e Silva, da Cosipa. Na atmosfera, os principais riscos são material particulado, como óxidos de enxofre e de nitrogênio e compostos orgânicos voláteis.

Na água, os principais riscos consistem em alterações de pH, presença de amônia, sólidos suspensos, cianeto, fenol, óleos e graxas e alterações da demanda bioquímica de oxigênio. Como resíduos sólidos, temos escórias e lamas. Todos esses riscos são monitorados constantemente e seu acompanhamento possibilitou o desenvolvimento de um processo de melhoria contínua, certificado pela norma ISO 14001, após auditoria realizada pela Det Norske Veritas (DNV).

Segurança da Informação

Atualmente, a informação é considerada um dos principais ativos das organizações, o que realça, cada vez mais, a importância dos sistemas que a gerenciam. O surgimento de novas tecnologias como o comércio eletrônico, redes virtuais privadas e acessos remotos ao ambiente, principalmente através da internet, alertou as empresas para a necessidade de segurança, já que se tornaram vulneráveis a um número maior de ameaças.

Nesse contexto, o Sistema Usiminas vem implementando ações para estabelecer processos de gestão dos riscos e da segurança da informação, por meio da definição de diretrizes gerais para a utilização de recursos de informática e da criação de uma estrutura funcional formal para seu gerenciamento.

Atrelados a esse objetivo e ao planejamento de informática, foram priorizados vários projetos, como: otimização da infra-estrutura de segurança por meio de soluções de "software" e "hardware", para proteger principalmente a interligação da organização com o mundo externo; classificação e controle do conteúdo de informação que servirá de base para a definição das estratégias de gerenciamento de riscos; processo de auditoria e análise de vulnerabilidades, para monitorar a exposição dos ativos; segurança física do Centro de Processamento de Dados, para garantir disponibilidade e nível de serviço do ambiente, uma vez que as informações corporativas foram centralizadas no setor. Além disso, são realizadas constantes avaliações de novas tecnologias e tendências, tencionando manter o nível de segurança e de risco sob controle.



O Sistema Usiminas reúne
valores como forte espírito de equipe,
marca respeitada no País e no exterior,
excelência no desempenho tecnológico
e um time de administradores
equilibrado e comprometido com
os objetivos estratégicos
da Companhia.

Desde a sua criação, a gestão da Empresa esteve voltada para o desenvolvimento de valores intangíveis que garantissem o crescimento sustentável da empresa, sob os aspectos pessoal, tecnológico, comercial e social, entre outros.

Cultura Organizacional

O Sistema Usiminas possui uma cultura organizacional que prioriza a integridade profissional, a ética nos negócios e a valorização das pessoas, como força motriz em torno dos seus objetivos estratégicos e operacionais. Esses valores, cultivados e compartilhados por todos os empregados do Sistema Usiminas, conferem reputação e credibilidade à liderança da Empresa e promovem uma perfeita simbiose das rotinas diárias, proporcionando ganhos expressivos de sinergia empresarial e estimulando a determinação, a dedicação e o empenho pessoal de cada profissional.

Esse empenho tem reflexo direto nos resultados da Empresa, que constantemente registra marcas históricas de produção e tempo recorde de adaptação a novos equipamentos – as duas usinas do Sistema já foram escolhidas por clientes internacionais para treinar funcionários de grandes siderúrgicas do cenário mundial pela rapidez e qualidade obtidas com maquinários de última geração e freqüentemente são requisitadas para formar técnicos que atuarão em outras siderúrgicas brasileiras.

Tecnologia

Para manter-se na liderança do mercado nacional e ter competitividade internacional, o Sistema Usiminas atua em duas frentes na área tecnológica: mantém parcerias para atualização de produtos e processos – como o acordo de cooperação com a Nippon Steel – e dispõe de um centro de pesquisa, que emprega 136 profissionais, sendo 48 pesquisadores (aproximadamente 70% com pós-graduação), com a missão de:

- aperfeiçoar constantemente produtos e processos, para ganhar produtividade e reduzir custos;
- pesquisar novos produtos, para atender às demandas do mercado e às necessidades específicas de setores produtivos;
- atuar em atividades de engenharia de aplicação, para oferecer atendimento e soluções personalizadas, o que fideliza clientes;
- reduzir a dependência técnica internacional, que gera redução de custos;
- aprimorar o conhecimento técnico, que permite à Empresa extrair o máximo de seus equipamentos e adquirir competência para vender tecnologia;
- desenvolver e patentear novos produtos e processos, para serem aplicados no processo produtivo e comercializados, iniciativa que, há anos vem proporcionando resultado positivo na relação venda de tecnologia x aquisição e ampliação de conhecimento.

Atua, ainda, em parceria com universidades e grupos de estudiosos, no desenvolvimento de produtos, destinação ambientalmente correta de resíduos e parceria em projetos de caráter social.

Os acordos de cooperação possibilitam que o Sistema Usiminas esteja continuamente melhorando sua linha de produção e a qualidade de seus produtos, diversificando seu "mix" e proporcionando atualização do conhecimento técnico para seus profissionais.

A atualização tecnológica, no entanto, não está restrita à área operacional. Os acordos de parceria privilegiam também a obtenção de tecnologia de última geração para:

• preservação ambiental – que possibilitou à empresa conseguir todos as certificações disponíveis e atingir elevado padrão de qualidade ambiental, no caso da usina de Ipatinga, e reverter passivos ambientais, como o obtido na região de Cubatão;

• geração própria de energia – iniciativa que objetiva otimizar o aproveitamento de fontes energéticas extraídas do próprio processo produtivo, e que permite reduzir custos, diminuir a dependência e colaborar com a preservação.

Estratégia Comercial

O Sistema Usiminas é reconhecido no mercado pela alta qualidade de seus produtos e pela regularidade de seu fornecimento, fruto do esforço de seus empregados, da permanente manutenção e atualização de equipamentos e processos e do compromisso com o atendimento ao mercado nacional.

Como estratégia de distribuição, o Sistema Usiminas está comprometido com a destinação, para o mercado interno, cerca de 70% do total comercializado pela empresa, mesmo em épocas de forte demanda externa. Essa estratégia histórica, que legitima sua posição de liderança no mercado, permite que seus clientes tenham segurança para planejar seus investimentos e sua produção, além de criar um laço de confiança entre cliente e fornecedor. Não é por acaso que, os 30 maiores compradores do Sistema Usiminas fazem parte da carteira de clientes há mais de 30 anos. Na Usiminas e na Cosipa, os 30 maiores clientes respondem por 68,3% e 56% das toneladas vendidas, respectivamente.

Para o exterior segue, em média, 30% das vendas, com o objetivo de manter-se no mercado internacional. Mas também nesse âmbito, o Sistema Usiminas tem realizado parcerias de fornecimento, com o objetivo de reduzir sua participação no mercado "spot", o que significa manter estritas relações comerciais com clientes internacionais, diminuindo a exposição às oscilações de demanda e preço.

Além de primar pela qualidade dos seus produtos e pela seriedade no compromisso com prazos de entrega, o Sistema Usiminas dispõe de uma estrutura logística invejável. Suas unidades operacionais estão estrategicamente localizadas – a de Ipatinga situa-se no quadrilátero ferrífero, conhecido como Vale do Aço, e a de Cubatão fica a menos de 100 quilômetros do maior centro consumidor (São Paulo) e conta com terminais portuário e ferroviário dentro de sua planta.

O Sistema ainda dispõe de outras 14 empresas, que se dedicam à produção de aços especiais, estruturas metálicas, beneficiamento, transformação, prestação de serviços e distribuição de produtos dentro da cadeia do aço (com características de operador multimodal, de atuação nacional). Dessa forma, o Sistema está equipado para atender todos os segmentos nos quais o aço está presente, o que proporciona flexibilidade para atuar em inúmeros segmentos da indústria.

Essa estratégia de atuação – há muito reconhecida pelo mercado – permite que a marca Usiminas seja sinônimo de responsabilidade, ética, qualidade e seriedade, ativos legitimados pela sua expressiva participação de mercado.

Sinergia

Para orquestrar de forma harmônica todo o grupo de empresas, o Sistema Usiminas vem aprimorando a cada ano a sinergia entre elas, padronizando processos, oferecendo oportunidades de treinamento e crescimento profissional, partilhando experiências e disponibilizando tecnologia, entre outras iniciativas.

Essa sinergia tem seu ponto alto na consolidação operacional das duas usinas, que atuam de forma complementar, possibilitando reduções de custos crescentes e ganhos de produtividade.

Projeto Somar.

Responsabilidade Corporativa

Para atingir a atual credibilidade corporativa, o Sistema Usiminas, ao longo dos anos vem atuando em 4 direções estratégicas: definindo objetivos que proporcionem criação de valor para acionistas e para a sociedade; integrando parceiros da cadeia produtiva a esses objetivos; atendendo às expectativas de clientes e das comunidades onde atua; e buscando soluções eficazes e duradouras para a redução da exclusão socioeconômica.

A cidade de Ipatinga é hoje considerada um dos melhores exemplos de IDH (Índice de Desenvolvimento Humano) do País, graças à parceria e participação da Usiminas desde a sua fundação e na cidade de Cubatão (SP), a Cosipa tem colaborado para melhoria significativa dos indicadores ambientais e educacionais.

Governança

A opção de manter forte cultura organizacional baseada em valores como ética, transparência, conformidade legal e eqüidade, aliada ao contínuo aperfeiçoamento do "mix" de produtos, a parcerias estratégicas de longo prazo, à geração de valor social e uma relação de fidelidade e confiança com seus clientes e fornecedores reflete a política corporativa do Sistema Usiminas e seus acionistas.

As conquistas da marca Usiminas são frutos de uma administração equilibrada e comprometida com seu papel econômico e socioambiental, desenvolvida por experientes executivos do setor industrial, habituados a atuar com planos estratégicos de longo prazo, que proporcionem uma ascensão sólida e adaptável às mudanças do setor e da economia.



O time Usiminas encerrou o ano de
2004 comemorando inúmeras vitórias.
Com muita determinação e cumprindo
seus objetivos as empresas que compõem
o Sistema Usiminas registraram recordes de
produção, vendas e faturamento em 2004.
Com uma equipe afinada tudo fica mais fácil.

SISTEMA USIMINAS

O Sistema Usiminas proporcionou em 2004:

• EBITDA recorde de R$ 5,6 bilhões.

• Recorde também no lucro líquido de R$ 3 bilhões (o melhor resultado entre os produtores de aço-plano no Brasil).

• No total, em 2004, foi destinado R$ 1,1 bilhão aos seus acionistas.

USIMINAS

• Produção de mais de 4,7 milhões de toneladas de aço bruto, 4,5 milhões de toneladas de gusa, 4,5 milhões de toneladas de laminados a quente e 1,9 milhão de toneladas de laminados a frio, o melhor desempenho da história da Usina Intendente Câmara.

• Vendas físicas de 4,3 milhões de toneladas, sendo 3,5 milhões (80%) no mercado interno.

COSIPA

• Produção recorde de 4,2 milhões de toneladas de aço bruto.

• Vendas físicas de 3,8 milhões de toneladas, sendo 1,4 milhão de exportações.

UNIGAL

• Produção de 420 mil toneladas de chapas galvanizadas por imersão, superando a capacidade instalada de 400 mil toneladas.

USIMINAS MECÂNICA

• Receita bruta recorde de R$ 569 milhões, dos quais 13% provenientes do Sistema Usiminas e 87% de atendimentos a clientes externos, com destaque para a nova pista de rolamento e demais elementos estruturais para a ponte Bronx-Whitestone, em Nova Iorque, as superestruturas metálicas para a ponte sobre o Rio Orinoco, na Venezuela, e os módulos de plataforma para a Petrobras, consolidando sua atuação no mercado de óleo e gás. Destaque também para a participação no mercado de vagões, no segmento naval e máquinas agrícolas.

FASAL

Processou e distribuiu 220 mil toneladas de aço, 30% a mais que o recorde do ano anterior.

USIPARTS

• Faturamento recorde de R$ 200 milhões.

• Certificação TS 16949, que a qualifica para atender a montadoras em qualquer parte do mundo.

RIO NEGRO

• Registrou a maior produção de sua história: 622 mil toneladas de aço.

• Eleita pelo Jornal Valor Econômico a melhor empresa de comércio atacadista do País e uma das melhores na gestão de pessoas.

USIFAST

• Crescimento de 20% no volume transportado, superando a marca de 2003.

• Aumento também de 20% na receita operacional, estabelecendo novo recorde.

DUFER

• Recorde de produção: 219 mil toneladas processadas.

• Melhor resultado da história: faturamento de R$ 237 milhões.

MRS LOGÍSTICA

Ultrapassou o recorde anterior ao transportar 97 milhões de toneladas.



O time Sistema Usiminas, unido,
mostrou seu favoritismo
em mais uma temporada: em 2004,
registrou novo recorde
ao produzir 8,9 milhões de toneladas de aço bruto
e direcionou suas pesquisas
para o segmento de aços especiais,
de maior valor agregado.

PRODUÇÃO

O Sistema Usiminas registrou produção de 8,9 milhões de toneladas de aço bruto em 2004, superando em 3,8% o volume de 2003 e estabelecendo novo recorde. Desse total, 4,2 milhões de toneladas foram produzidas pela Usina José Bonifácio de Andrada e Silva e 4,7 milhões de toneladas, na unidade industrial de Ipatinga, que conseguiu bater inúmeras marcas históricas com o aperfeiçoamento da qualidade de seus produtos.

Operando a plena carga em todos os segmentos, a Usina Intendente Câmara registrou 30 marcas históricas mensais e 27 recordes anuais, entre eles, recorde de produção de gusa, de aço líquido, de volume de material laminado a quente, de material laminado a frio e de despacho.



Aciaria 2 da Usina Intendente Câmara.

Recordes de 2004 na Usina Intendente Câmara

ÁREA	RECORDE/2004	RECORDE ANTERIOR	
	TONELAGEM	TONELAGEM	ANO
Produção total de gusa	4.501.610	4.335.698	2001
Aço líquido	4.820.336	4.703.667	2001
Total de laminação a quente	4.510.949	4.271.186	2003
Total de laminação a frio	1.966.003	1.806.115	2003
Produção da Unigal	428.410	396.543	2003
Volume total de galvanização	724.912	666.117	2003
Volume total de produtos acabados	4.363.054	4.282.456	2001
Volume total de despacho de produtos	4.366.541	4.176.620	2002
Faturamento de laminados e beneficiados	4.282.956	4.123.027	2002

A preocupação com a alta nos preços do coque, que registrou seguidos aumentos ao longo do primeiro semestre de 2004, levou a equipe de técnicos da Empresa a buscar uma melhoria na mistura do produto na coqueria, para reduzir o teor de material volátil e aumentar a injeção de carvão nos altos-fornos. O esforço permitiu uma redução no consumo.

Focada no atendimento às necessidades de seus clientes, a Usiminas está direcionando suas pesquisas e projetos de novos produtos para aços de alto valor agregado como os de alta resistência destinados à indústria automotiva e à indústria de exploração de transporte de petróleo e seus derivados. Em 2004, a Usiminas desenvolveu e lançou no mercado os novos aços "Dual Phase" como laminados a frio e revestidos. São aços capazes de atender às novas exigências de segurança e de redução de peso, de consumo e de emissões e que só a Usiminas produz no Brasil. Foi também, o ano da transferência de tecnologia entre Usiminas e Cosipa para a fabricação de aços API. Assim, as empresas ampliaram sinergias e a Cosipa passou a fabricar aços especiais para a produção de gasodutos e oleodutos voltados à indústria petrolífera.

Outro objetivo alcançado foi o aprimoramento da qualidade dos laminados planos. Investimentos da ordem de R$ 58 milhões no aperfeiçoamento dos processos de produção proporcionaram uma melhoria da qualidade, identificada por meio de uma pesquisa de satisfação. Os resultados revelaram uma redução no número de reclamações tecnicamente procedentes nos produtos laminados a frio.

Área de Aciarias

Na unidade de Ipatinga, a expansão e modernização da desgaseificação a vácuo (RH) da Aciaria nº 2, realizada em outubro de 2004, aperfeiçoou uma série de processos industriais e permitiu elevar em mais 210.000 toneladas/ano a produção de aços especiais, de maior valor agregado, consumidos principalmente pela indústria automotiva. O equipamento destina-se a purificar aços nobres, laminados a frio, para aplicações como a estampagem profunda de carrocerias de automóveis. O processo consiste em extrair, ao máximo, gases entre os grãos do aço, em especial o hidrogênio, para reduzir o risco de ruptura da chapa.

Área de Laminação a Quente

Em Ipatinga, a Linha de Laminação de Tiras a Quente bateu novo recorde: 3,5 milhões de toneladas de placas laminadas, marca que supera os 3,3 milhões registrados em 2000. Esse aumento de produtividade estabeleceu um novo patamar de produção de 310 mil toneladas de placas laminadas em meses de 31 dias.

Para atender à demanda e manter-se em linha com a evolução do mercado, a Linha de Laminação de Chapas Grossas recebeu dois novos equipamentos. Com o objetivo de ampliar a capacidade tecnológica e automatizar processos, foi implantada em julho/04 a nova Máquina de Marcação. Em agosto/04, entrou em operação o novo Medidor de Espessura a Raio Gama, que garante maior precisão, agilidade e confiabilidade ao processo de inspeção na linha de acabamento de chapas grossas. Trata-se de um equipamento com 3 medidores de velocidade a laser por raio gama, que proporciona maior rapidez no processamento de produção.

CONJUNTURA ECONÔMICA

A economia mundial viveu, em 2004, um período muito positivo, em razão principalmente do desempenho das economias dos EUA, da China e de outros países da Ásia, que determinaram o dinamismo do comércio internacional, com destaque especial para o mercado de produtos siderúrgicos. Ao longo do ano pudemos observar uma evolução expressiva nos preços internacionais das matérias-primas que compõem a cadeia produtiva da siderurgia, com forte impacto nos preços dos produtos.

Esse comportamento da economia mundial trouxe reflexos importantes para a economia brasileira, que já vivia um processo de recuperação desde o 4º trimestre de 2003. A variável chave para o desempenho da economia brasileira, que encerrou o ano de 2004 com um crescimento de cerca de 5% (o maior desde o ano de 1994), foi a performance das exportações, que refletiu o momento favorável do cenário internacional. As vendas externas possibilitaram um saldo superior a US$ 33 bilhões na balança comercial e um superávit de mais de US$ 10 bilhões na conta das transações correntes do País.

O excelente desempenho do comércio exterior acabou por estimular também a retomada econômica, a partir de junho, de setores periféricos à cadeia exportadora. Essa recuperação pode ser observada nos resultados obtidos por setores de bens de consumo não duráveis (alimentos e vestuário) e de insumos para a construção civil (os últimos a detectar os efeitos de uma retomada econômica), que acabaram por melhorar os níveis de renda e salário do País.

O desafio brasileiro é retomar os investimentos, para assegurar a sustentabilidade do crescimento econômico, ainda limitado pelas condições precárias da infra-estrutura de transportes do País e pelo elevado índice de utilização da capacidade instalada de diversos segmentos produtivos.

Em 2004, esse desafio já estava evidente e o próprio setor siderúrgico brasileiro se movimenta para a retomada dos investimentos, com o objetivo de ampliar a capacidade de produção, fundamental para garantir o crescimento das diversas cadeias produtivas que têm o aço como matéria-prima.

Resfriamento de placas da
Usina José Bonifácio de Andrada e Silva.



ANÁLISE DE MERCADO

O mercado de laminados planos no Brasil, em 2004, apresentou crescimento de 13,6% se comparado a 2003, desempenho bastante superior às projeções iniciais, na demanda nacional respectiva.

Ao longo do ano, foi registrada uma reação do mercado interno, impulsionada em grande parte pelas exportações indiretas – vendas de setores transformadores de aço, como o automotivo, de equipamentos eletrônicos, de máquinas agrícolas, rodoviárias, tubos, etc.

A partir da metade do ano, o forte desempenho das exportações influenciou outros setores mais dependentes do nível de investimentos (equipamentos industriais, construção civil, naval, tubos de grande diâmetro) e do consumo interno (utilidades domésticas, recipientes), reação que permitiu maior equilíbrio no comportamento dos diversos segmentos do mercado.

Em função dessa retomada econômica, a demanda por laminados planos bateu recorde, superando em mais de 1,2 milhão de toneladas o volume comercializado pelas usinas em 2003.

Em mil toneladas

Demanda Interna de Laminados Planos

SETOR	2003	2004	VARIAÇÃO %
Automobilístico	817	1.142	39,8
Autopeças	930	1.188	27,8
Naval	33	84	153,9
Máquinas Agrícolas e Rodoviárias	217	252	16,1
Equipamentos Industriais	173	178	3,0
Equipamentos eletrônicos	339	369	8,6
Utilidades Domésticas	286	343	19,8
Recipientes	708	727	2,6
Construção Civil	801	868	8,3
Relaminação	328	365	11,3
Tubos de Pequeno Diâmetro	753	743	(1,4)
Perfis	198	168	(15,4)
Distribuição	2.799	3.097	10,7
Tubos de Grande Diâmetro	310	344	11,2
Outros	208	241	15,9
Total	**8.900**	**10.109**	**13,6**

Tiras a Quente.



VENDAS DO SISTEMA USIMINAS

Atenta ao compromisso de atender prioritariamente ao mercado interno, em 2004, o sistema Usiminas destinou 72% das suas vendas para os clientes deste mercado e exportou os demais 28% do volume. No ano, foram comercializadas 8,1 milhões de toneladas de produtos laminados e beneficiados.

Ao longo de 2004, o Sistema diversificou suas exportações e firmou novas alianças comerciais, com o objetivo de fidelizar clientes e reduzir as vendas "spot". Deve-se destacar a nova geração de aços chamados "Dual Phase", desenvolvidos para atender às exigências do setor automobilístico nos quesitos segurança, redução de peso, consumo e emissão de poluentes.

Para melhorar ainda mais seu "mix" de produtos e elevar sua participação de mercado, o Sistema Usiminas está desenvolvendo diversas linhas de produtos especiais, como aços "bake hardening", de alta resistência microligados, aços para esmaltagem, aços elétricos de alta eficiência e aços especiais para estruturas metálicas. O Sistema Usiminas conta com uma estratégia comercial segmentada e gestão de clientes unificada (Usiminas-Cosipa), sem perder o foco nos mercados em crescimento, como a indústria naval. O Sistema está empenhado em implementar iniciativas para aprimorar a sua gestão comercial. Para tanto, ampliou a integração Usiminas-Cosipa em 2004, equalizando políticas comerciais, unificando fretes internos, criando tabela de preços para todo o Sistema e atualizando tecnologicamente a unidade produtora de Cubatão.

Mercado Interno

Acompanhando o crescimento da demanda verificada em 2004, o Sistema Usiminas comercializou 5,8 milhões de toneladas de laminados planos e beneficiados, o que representou um crescimento de 8,3% em comparação com o volume comercializado em 2003. Boa parcela dessa performance é reflexo do crescimento das vendas, em níveis acima da média do Sistema, para os setores automotivo (automobilístico e autopeças), de máquinas agrícolas e rodoviárias, de equipamentos eletrônicos, de relaminação e de tubos de grande diâmetro.

No ano, os setores de distribuição, autopeças, automobilístico, tubos de pequeno e grande diâmetros e construção civil foram responsáveis por 74% dos negócios do Sistema Usiminas no mercado interno.

Expedição de Tiras a Quente.



Unid: 1.000 toneladas

Vendas do Sistema Usiminas ao Mercado Interno

SETOR	2003	2004	VARIAÇÃO %
Automobilístico	489,8	623,6	27,3
Autopeças	629,2	739,0	17,5
Naval	31,9	84,3	164,3
Máquinas Agrícolas e Rodoviárias	185,2	218,9	18,2
Equipamentos Industriais	169,7	164,0	(3,4)
Equipamentos eletrônicos	198,5	232,7	17,2
Utilidades Domésticas	123,1	123,9	0,6
Recipientes	92,5	112,6	21,7
Construção Civil	447,9	417,9	(6,7)
Relaminação	129,1	169,6	31,4
Tubos de Pequeno Diâmetro	504,9	444,3	(12,0)
Perfis	196,4	161,9	(17,6)
Distribuição	1.564,9	1.578,1	0,8
Tubos de Grande Diâmetro	304,5	337,1	10,7
Outros	274,9	376,1	28,0
Total	**5.342,5**	**5.784,0**	**7,3**

A atuação complementar da Usiminas e Cosipa permitiu ao Sistema Usiminas ter uma presença majoritária nos principais setores consumidores de produtos laminados planos. Enquanto a Usiminas prosseguiu focada nos segmentos automotivo, de máquinas agrícolas e rodoviárias, de equipamentos eletrônicos e de tubos de grande diâmetro, a Cosipa manteve uma presença mais significativa nos setores naval, de equipamentos industriais, tubos de pequeno diâmetro, perfis e distribuição.

Mesmo com a entrada de novos "players" no mercado interno, o Sistema Usiminas se manteve como o principal fornecedor de laminados planos, fechando o ano de 2004 com uma participação de 55,4% da demanda brasileira.


Market Share do Sistema Usiminas
Percentual
100
75
50
25
0
2003
2004
54,6
62,2
100,0
86,6
91,9
63,2
36,1
15,5
48,1
46,5
59,8
96,7
51,0
97,9
78,7
55,4
Automobilístico
Autopeças
Naval
Máquinas Agrícolas e Rodoviárias
Equipamentos Industriais
Equipamentos Eletrônicos
Utilidades Domésticas
Recipientes
Construção Civil
Relaminação
Tubos de Pequeno Diâmetro
Perfis
Distribuição
Tubos de Grande Diâmetro
Outros
Total

Mercado Externo

As empresas do Sistema Usiminas exportaram em 2004 um total de 2,3 milhões de toneladas de produtos laminados e beneficiados, o que representou 28% das vendas totais do Sistema, com destaque para Estados Unidos, China, México, Tailândia, Coréia do Sul, Chile e Argentina que representaram, juntos, mais de 80% dos negócios no exterior.



Vendas do Sistema Usiminas ao Mercado Externo
Principais mercados da Usiminas
(em mil toneladas)
Taiwan 7,8
Tailândia 1,4
Outros 62,7
Chile 55,1
Colômbia 73,2
Argentina 77,1
China 77,1
México 80,0
Coréia do Sul 110,0
EUA 294,5
Principais mercados da Cosipa
(em mil toneladas)
EUA 371,3
Outros 188,1
México 192,0
Taiwan 102,2
Argentina 61,3
Colômbia 7,4
Coréia do Sul 62,3
China 195,2
Tailândia 196,0
Chile 60,4
Principais mercados do Sistema Usiminas
(em mil toneladas)
EUA 665,8
Outros 250,8
Tailândia 197,4
Taiwan 110,0
Chile 115,5
Colômbia 80,6
Argentina 138,4
China 274,6
México 272,0
Coréia do Sul 172,3

LOGÍSTICA

O Sistema Usiminas despachou, em 2004, um total de 8,1 milhões de produtos siderúrgicos. A Usina Intendente Câmara bateu recorde de escoamento de produtos laminados: 4.366,54 mil toneladas, dos quais 72% via modal ferroviário e 28% rodoviário. O resultado supera em 4,5% o recorde anterior, obtido em 2002, e é bastante significativo, considerando as dificuldades e limitações da infra-estrutura logística brasileira. A Usina de Cubatão também registrou recorde na evolução dos embarques ao longo do ano, ao despachar 3.767 mil toneladas de placas e produtos acabados.

O escoamento da produção tem suporte de uma ampla rede de Centros de Distribuição e Centros de Serviços, localizados estrategicamente nos maiores centros consumidores de laminados planos:

Centros de Distribuição

- Imbiruçú (Betim/MG)
- Usicon (Contagem/MG)
- Paraíso (Ipatinga/MG)
- TESP (São Paulo/SP)
- Fasal (Santa Luzia/MG)
- Usicentro (Taubaté/SP)
- Utinga (Santo Amaro/SP)

Centros de Serviços

- Usiminas Mecânica (Ipatinga/MG)
- Usicort (Betim/MG)
- Rio Negro (Guarulhos/SP)
- Rio Negro (Taubaté/SP)
- Dufer (Guarulhos/SP)
- Usial (Serra/ES)

Depósitos Fechados

- Caterpillar (Piracicaba/SP)
- Meritor (Limeira/SP)
- GM (Porto Alegre/RS)
- Ford (Camaçari/BA)

Essa estrutura permite ao Sistema Usiminas oferecer soluções personalizadas, de acordo com as suas necessidades e características de seus clientes. Ao longo de 2004, a Empresa teve como foco o aperfeiçoamento do atendimento "just in time" e das entregas programadas de produtos laminados e beneficiados, com o objetivo de melhor adequar os serviços oferecidos, ampliar o número de clientes atendidos e elevar o índice de satisfação desses consumidores.

Visando a integração das atividades logísticas das empresas do Sistema Usiminas, foi realizado, em 2004, um amplo trabalho de padronização de processos entre a Usiminas e a Cosipa, que possibilitou o desenvolvimento das soluções implantadas no Sistema R/3-SAP. Desta forma, o Sistema Usiminas avança na consolidação de sua estrutura logística e cria as bases para a utilização de sistemas mais avançados de otimização de recursos.

Transporte de Bobinas Laminadas a Frio.



INFORMÁTICA

Foi implantado, em 2004, o projeto integrado SOMAR II, que envolveu Usiminas, Unigal e Cosipa, para a disponibilização do sistema de gestão SAP, na versão mais atualizada do mercado. A medida visou unificar e padronizar os processos dessas empresas nas áreas de vendas, especificação metalúrgica, logística de distribuição, suprimentos, manutenção, recursos humanos, custos, finanças, produção das oficinas, projetos de investimento e informações gerenciais, permitindo à administração uma gestão integrada.

O ano também marcou a informatização integrada do Planejamento e Programação da Produção, que proporcionou às duas siderúrgicas do Sistema redução de "lead time" (tempo entre a entrada da ordem de produção e a entrega do produto ao cliente), diminuição dos estoques intermediários e de produtos acabados, melhoria de performance no reaproveitamento de produtos, com maior sincronismo entre os equipamentos da linha de produção, o que contribuiu para aperfeiçoar o nível de atendimento aos clientes.

O projeto de mudança de plataforma tecnológica do computador central para a rede dos sistemas de controle de produção manteve-se dentro do cronograma previsto e o projeto de Segurança da Informação possibilitou o ambiente de acesso à rede da empresa a partir da Internet.

Ademais, o Sistema Usiminas prossegue com a reformulação geral da sua rede de comunicação de dados, parcialmente concluída em 2004. Tal reformulação consiste na troca de tecnologia do anel principal da rede de comunicação de dados da Usina, de ATM (Assincronous Transfer Module), com 155 Mbps, para a Gigabit Ethernet, que dispõe de velocidade de 2 Gbps, o que melhora significativamente o desempenho e a disponibilidade da rede em Ipatinga e cria expectativa de ganho de processamento nas aplicações críticas.



TECNOLOGIA

Na área de transferência de tecnologia, o Sistema Usiminas encerrou o ano com saldo positivo. A Empresa desembolsou R$ 6,9 milhões em novas aquisições tecnológicas e faturou cerca de três vezes mais (R$ 18,4 milhões) com a venda de conhecimento. Na área de compra de tecnologia, o destaque do ano ficou com a renovação do contrato de seis anos com a Nippon Steel Corporation (NSC) para o fornecimento de tecnologia avançada nas áreas de produção, qualidade e meio ambiente.

Dentro do escopo desse novo contrato, estão previstos o envio de 40 grupos de 90 profissionais, além de 60 missões com 100 técnicos, que fornecerão assessoria. Em 2004, já foram realizados treinamentos para três grupos de sete profissionais, nas áreas de Redução, Laminação a Frio e Metalurgia. Também foram prestadas assessorias nas áreas de Redução, Aciaria, Laminação a Frio, Automação, Energia e Transportes e Manutenção, em oito missões, com 15 técnicos.

Na venda de tecnologia, destaca-se o acordo da Usina de Ipatinga com a alemã SMS-DEMAG para treinamento operacional na área de laminação a frio à equipe da Siderúrgica Baotou, da China, que adquiriu um equipamento semelhante ao da Usiminas. Em 2004, a Usiminas deu continuidade ao contrato de assistência técnica para a Sidor, com enfoque nas áreas de produtos, processos e gestão, sendo 984 homens/dia de assessoria e 445 homens/dia de treinamento com o objetivo de ampliar a competitividade da siderúrgica venezuelana.

Com a ampliação das sinergias dentro do Sistema Usiminas, continua em vigor o acordo para a prestação de serviços técnicos à Cosipa. Como decorrência, esta passou a produzir aços especiais, destinados à indústria petrolífera (gasodutos e oleodutos).

Esse acordo vem produzindo frutos para a Cosipa, na área de transferência de conhecimento: em 2004, a Unidade Operacional de Cubatão obteve destaque com a venda de tecnologia. Um total de 78 chineses das empresas NISCO - Nanjing Iron and Steel Company (41 treinandos) e XISC - Xiang Tan Iron and Steel Group Co. Ltd. (37 profissionais) receberam treinamento teórico-prático para operação, manutenção mecânica e elétrica, instrumentação e automação da máquina de lingotamento contínuo.

Centro de Pesquisas da Usina Intendente Câmara.



Além desses contratos, a COSIPA comercializou cerca de 10 projetos de fornecimento de tecnologia, prestação de serviços, assistência técnica e treinamento, com predominância na capacitação de pessoal para o gerenciamento e estruturação do Sistema de Qualidade e obtenção de Certificações conforme normas ISO 9001, versão 2000.

Manteve-se também o acordo de cooperação técnica com a Usiminas Mecânica e foi estendida a prestação da assistência técnica para a Usiparts, nas áreas de manutenção, metarlurgia e gestão.

Em 2004, o Sistema Usiminas obteve nove novas cartas patentes, expedidas pelo Instituto Nacional da Propriedade Industrial (INPI). Ao todo, a Empresa já solicitou 652 pedidos de patente e obteve 400 patentes no Brasil e 23 no exterior, reafirmando sua liderança na América Latina em inovação de processos, produtos.



CENTRO DE PESQUISA USIMINAS

Localizado em Ipatinga, junto à planta industrial, o Centro de Pesquisa e Desenvolvimento (IGD) constitui-se em uma das bases que sustentam o desenvolvimento tecnológico da Usiminas. O setor de pesquisas, criado inicialmente para reduzir a dependência de assistência técnica externa, ampliou suas atividades e conta, hoje, com 14 laboratórios e 143 profissionais, dos quais 53 pesquisadores de nível superior (70% com pós-graduação).

Com a missão de aperfeiçoar tecnologias adquiridas pela Empresa, desenvolver novos produtos e aprimorar processos e produtos já existentes, o Centro de Pesquisas dedica-se também a atividades de engenharia de aplicação, para o atendimento a necessidades específicas de clientes.

Em 2004, o IGD concentrou seus esforços no setor de pesquisa de produtos, com enfoque para o desenvolvimento de aços avançados de alta resistência, utilizados pelo setor automotivo, ao aperfeiçoamento de aços para os setores naval e "offshore", à otimização da aplicação de aços revestidos e ao desenvolvimento de aços de alta resistência mecânica, à corrosão e ao fogo, para emprego na construção civil. No ano, foram concluídos 538 estudos e investidos R$ 13,7 milhões – 51% em processos, 41% em produtos e 8% em meio ambiente.



O Sistema Usiminas encerrou o ano
colecionando bons resultados.
A receita líquida alcançou 41%
e o lucro líquido consolidado avançou 131%.
A sólida situação financeira está refletida
na relação dívida líquida/EBITDA
que saltou de 2,2 no final de 2003
para 0,6 em dezembro de 2004.

RECEITA LÍQUIDA

A receita líquida consolidada cresceu 41% em 2004 e atingiu R$ 12,2 bilhões. O preço médio ponderado por volume, praticado por Usiminas e Cosipa passou de R$ 1.080/t em 2003 para R$ 1.463/t em 2004, uma alta de 35%.

O positivo desempenho da receita decorreu especialmente do ciclo de alta dos preços internacionais dos produtos siderúrgicos, beneficiando as exportações de chapas grossas e de placas. No ambiente doméstico, a Companhia foi beneficiada pela diminuição da defasagem dos preços praticados em relação aos valores alcançados no mercado internacional, além do aumento da produção e do "mix" de produtos mais nobres.



Receita Líquida Consolidada
R$ Milhões
+41%
3,9
4,8
6,6
8,7
12,2
2000
2001
2002
2003
2004

LUCRO BRUTO

O lucro bruto foi de R$ 5,6 bilhões, com crescimento de 82%. O custo médio por tonelada de aço passou de R$ 725 para R$ 825 pressionado pela elevação do custo dos principais insumos siderúrgicos, principalmente carvão coque.

A margem bruta alcançou 35% em 2003 e 46% em 2004, evidenciando que o ciclo de alta dos preços dos produtos siderúrgicos absorveu parte dos custos ascendentes das matérias-primas.

LUCRO OPERACIONAL

O lucro operacional antes das despesas financeiras e participação em controladas (EBIT) cresceu 96% e atingiu R$ 5,0 bilhões em 2004. A margem EBIT passou de 29% para 41%, apesar das maiores despesas comerciais, conseqüência da intensificação das receitas das exportações, que envolveram, por outro lado, despesas vultuosas.

Conseqüência da conjuntura favorável da siderurgia e da eficiência operacional do Sistema, a Usiminas apresentou forte geração de caixa no exercício. O EBITDA cresceu 83%, saltando de R$ 3,1 bilhões para R$ 5,6 bilhões.



EBITDA
Margem EBITDA
EBITDA (R$ bilhões)
34%
32%
37%
35%
46%
1,3
1,5
2,4
3,1
5,6
2000
2001
2002
2003
2004

RESULTADO FINANCEIRO

As despesas financeiras líquidas caíram de R$ 851 milhões para R$ 769 milhões, reflexo da redução com juros/comissões sobre financiamentos em função da redução do endividamento e das receitas advindas de aplicações financeiras. O impacto positivo da variação cambial sobre a dívida em moeda estrangeira, de R$ 223 milhões, foi superado pelas despesas das operações com "swap", que totalizaram resultado negativo de R$ 423 milhões.

LUCRO LÍQUIDO

O lucro líquido consolidado da Usiminas alcançou R$ 3,02 bilhões em 2004, com crescimento de 131% em relação ao resultado do ano anterior.

Adicionalmente às condições presentes do setor siderúrgico, o lucro líquido conquistado pela Usiminas resultou de sua visão de longo prazo, pela sua fidelidade e foco no mercado doméstico e pela regularidade das suas operações nos mais distintos cenários.

ESTRUTURA DE CAPITAL

O ritmo de redução da dívida foi animador. Ante uma meta inicial de redução de US$ 300 milhões, o Sistema conseguiu amortizar US$ 621 milhões no ano, favorecido por sua forte geração de caixa. A dívida bruta consolidada caiu 29%, e passou de R$ 7,6 bilhões em 2003 para R$ 5,4 bilhões no encerramento de 2004. Os compromissos financeiros de longo prazo passaram a representar 74% dos empréstimos e financiamentos, contra 63% no ano anterior.

Destaque-se que o perfil atual da dívida consolidada está totalmente compatível com a capacidade de geração de caixa do Sistema. A sólida situação financeira refletida pela relação dívida líquida/EBITDA, passou de 2,2 no final de 2003 para 0,6 em dezembro de 2004.

ENDIVIDAMENTO CONSOLIDADO

R$ Milhões	31/dez/04			31/dez/03		
	Moeda local	Moeda estrangeira	Total	Moeda local	Moeda estrangeira	Total
Curto Prazo	418	972	1.390	549	2.255	2.804
Longo Prazo	1.133	2.874	4.007	1.637	3.146	4.783
Endividamento Bruto	**1.551**	**3.846**	**5.397**	**2.186**	**5.401**	**7.587**
Caixa e Aplicações Financeiras	1.442	460	1.902	581	262	843
Endividamento Líquido	**109**	**3.386**	**3.495**	**1.605**	**5.139**	**6.744**

INVESTIMENTOS

Os investimentos consolidados totalizaram R$ 333 milhões em 2004 e respeitaram o cronograma estabelecido pela Administração. Na Usina Intendente Câmara, os investimentos focaram basicamente o plano de manutenção preventiva e somaram desembolsos de R$ 161 milhões no ano.

Na Usina José Bonifácio de Andrada e Silva, os investimentos também se concentraram na manutenção de equipamentos e pequenas reformas na Usina, com destinação de R$ 152 milhões em 2004.

Unigal.





As ações da Usiminas ganharam
pontos importantes em 2004:
os papéis da Empresa subiram
para a quarta colocação
no ranking do Ibovespa
e saltaram para a terceira
posição na carteira teórica do
primeiro quadrimestre de 2005.

As perspectivas favoráveis de crescimento da economia brasileira refletiram-se na queda do risco Brasil, motivando o fluxo positivo do investimento estrangeiro na Bolsa de Valores de São Paulo em 2004. A expectativa de lucros crescentes da maioria das companhias abertas sustentou a alta do Ibovespa, notadamente ao longo do segundo semestre. Com isso, o índice encerrou o ano em 26.196 pontos, com valorização de 17,8%.

As ações preferenciais classe "A" da Usiminas (USIM5) apresentaram desempenho bastante superior ao do Ibovespa, com ganho de 65,3% e cotação final de R$ 53,95 em 30/12/04. Essa evolução foi sustentada pelo consenso do mercado acerca do desempenho prospectivo da Companhia e do setor siderúrgico.


USIMINAS PNA X IBOVESPA EM 2004
R$ 53,95
USIM5 +65%
R$ 32,63
26.196
22.236
IBOVESPA +18%
30/12/03
30/1/04
29/2/04
30/3/04
30/4/04
30/5/04
30/6/04
30/7/04
30/8/04
30/9/04
30/10/04
30/11/04
30/12/04

Adicionalmente ao positivo desempenho da cotação, a Usiminas prosseguiu avançando em liquidez acionária, finalizando o ano como a quarta empresa de maior peso no Ibovespa, com participação de 3,98% no índice. A título comparativo, a Usiminas PNA (USIM5) apresentava participações de 1,49% e 2,67% nos encerramentos dos exercícios de 2002 e 2003, respectivamente.

Com negociação em todos os pregões, o volume médio diário transacionado em 2004 atingiu R$ 39,7 milhões, com média de 1.030 negócios/dia.

O aumento da liquidez das ações da Usiminas confirmou o acerto do planejamento estratégico da Companhia, focado na Agenda de Criação de Valor e no compromisso de constante aprimoramento da transparência e aproximação com o mercado de capitais.

Na carteira teórica do primeiro quadrimestre de 2005, a Usiminas avançou para o terceiro lugar do Ibovespa, com participação de 4,78% no índice.

Resumo do Desempenho Acionário - Usiminas PNA (USIM5)

	2003	2004	VARIAÇÃO
Número de Negócios	114.369	262.262	129%
Média Diária	*457*	*1.049*	
Quantidade Negociada - mil ações	200.034	257.397	29%
Média Diária	*800*	*1.030*	
Volume Financeiro - R$ milhões	3.186,2	9.919,0	211%
Média Diária	*12,7*	*39.7*	
Cotação Unitária Final (*)	32,63	53,95	65%
Valor de Mercado - R$ Milhões	7.351,1	12.154,2	65%

(*) Ajustada por proventos

COMPOSIÇÃO ACIONÁRIA

O capital social da Companhia é de R$ 1.280 milhões, dividido em 225.285.820 ações – 112.280.152 ações ordinárias, 112.218.708 preferenciais classe A e 786.960 preferenciais classe B (conversíveis em preferenciais A, de maior liquidez). Do lucro líquido ajustado do exercício, parcela mínima de 25% é destinada para remuneração aos acionistas. Os titulares de ações preferenciais recebem dividendos 10% maiores do que os atribuídos às ações ordinárias.


Usiminas - Capital Votante
CVRD
23,0%
Outros
9,3%
Previ
14,9%
De Castro Loureiro
0,1%
Johannes Sleumer
1,1%
MCD Brasil Ltda
1,1%
Sudameris (ABN Amro)
1,9%
Nippon Usiminas
18,4%
Bradesco
2,6%
Caixa dos Empregados da Usiminas
13,2%
Camargo Correa
7,2%
Votorantim
7,2%
Cosipa - Capital Votante
Outros
7,1%
Usiminas
92,9%

Além de listadas na Bolsa de Valores de São Paulo (Bovespa), as ações da Usiminas também são transacionadas nos Estados Unidos, como ADR nível 1, negociadas no mercado de balcão (OTC - Over the Counter).

JUROS SOBRE O CAPITAL PRÓPRIO

Em agosto de 2004, a Companhia pagou juros sobre o capital próprio, relativos ao 1° semestre de 2004, no valor de R$ 1,17318 por ação ordinária e R$ 1,29050 para cada ação preferencial.

Em dezembro desse ano, o Conselho de Administração deliberou distribuir juros sobre o capital próprio, complementares, relativos ao exercício de 2004, correspondente a R$ 0,53880 por ação ordinária e R$ 0,59270 por ação preferencial.

Em reunião de 24 de fevereiro de 2005, decidiu pelo pagamento de dividendos complementares no valor correspondente a R$ 2,93208 por ação ordinária e R$ 3,22529 por ação preferencial. No total, em 2004, a Usiminas destinou R$ 1,1 bilhão aos seus acionistas.



Lingotamento Contínuo.

RESGATE ANTECIPADO DE DEBÊNTURES

Merece destaque o resgate antecipado das debêntures em circulação de emissão da Cosipa em outubro de 2004, no montante de R$ 240 milhões.

FECHAMENTO DE CAPITAL DA COSIPA

Em novembro de 2004, a Usiminas apresentou à Comissão de Valores Mobiliários – CVM – pedido de registro de Oferta Pública para aquisição da totalidade das ações de emissão da Cosipa, com a finalidade de cancelar o registro como companhia aberta. As ações em circulação da Cosipa representam 6,3% do capital total da controlada. O edital da operação foi publicado no dia 15 de fevereiro de 2005, marcando o leilão para a aquisição das ações no dia 18 de março. Com a operação, a Usiminas estará avançando na consolidação do Sistema.



O Sistema Usiminas se prepara
para superar novos desafios.
Com uma equipe competente e afinada,
pretende implantar
uma nova fase de investimentos,
a serem consumidos
no período de três a cinco anos.
Mais um ponto para
o Sistema Usiminas.

Após um ano de grandes conquistas, o Sistema Usiminas se prepara para uma nova fase de investimentos, que podem chegar a US$ 1,5 bilhão, aplicados no período de três a cinco anos. O objetivo é aumentar a produção e aperfeiçoar o "mix" de produtos, atendendo à demanda do setor. Em 2004, foram iniciados os estudos para expansão da capacidade instalada das duas unidades operacionais.

USINA INTENDENTE CÂMARA

A central termoelétrica, com capacidade de 60 megawatts, será alimentada por gases gerados nos altos-fornos da usina. Somado às duas centrais já em funcionamento, que produzem 20 mgw cada, e a outros geradores de menor porte, a capacidade total de geração de energia elétrica da Usiminas deverá subir dos atuais 50 mgw para 120 mgw no 2º semestre de 2007 (data prevista para a entrada em funcionamento da terceira termoelétrica), o que significará produzir 56% de toda a energia consumida pela Usina Intendente Câmara. O projeto exigirá investimentos entre US$ 50 milhões e US$ 60 milhões.

Foi iniciado o processo para a compra e instalação de uma nova bateria de coque, com capacidade de 550 mil toneladas/ano, ao custo de cerca de US$ 150 milhões, que deve entrar em funcionamento no 1º trimestre de 2008 e tornará a empresa auto-suficiente em coque.

Para 2005, o Sistema Usiminas pretende concluir, ainda, um estudo de viabilidade econômica para a implantação de mais um alto-forno e de uma linha de lingotamento contínuo para a usina de Ipatinga, o que significa a possibilidade de elevar a produção em até dois milhões de toneladas.

USINA JOSÉ BONIFÁCIO DE ANDRADA E SILVA

A Usina de Cubatão fará a modernização de sua linha de lingotamento contínuo, que permitirá um enobrecimento do "mix" de produtos. A reforma, que deverá estar pronta no 1º trimestre de 2007, custará cerca de US$ 80 milhões.

A planta paulista também terá aumento da capacidade de geração própria de energia. A unidade operacional receberá uma nova turbina de topo do alto-forno, melhoria que irá consumir aproximadamente US$ 15 milhões e deverá entrar em funcionamento no segundo semestre de 2006.

PERSPECTIVAS

Com o endividamento estruturado e mercado aquecido, espera-se que a geração de caixa operacional do Sistema, observada ao longo de 2004, seja mantida nos próximos meses.

Não se prevê reduções substanciais dos preços internacionais no curto e médio prazo, em função da demanda aquecida nos principais mercados e dos aumentos dos custos das matérias-primas previstos para 2005.

Nesse contexto, o Sistema Usiminas tem como meta para o ano manter a comercialização no patamar de 8 milhões de toneladas de produtos siderúrgicos, mantendo seu compromisso de dar prioridade para o mercado interno.



Com espírito de equipe, o Sistema Usiminas
vem investindo para reduzir a exclusão social,
ampliar a preservação ambiental e capacitar seus empregados,
que trabalham em conjunto com a companhia
para garantir a vitória do desenvolvimento do país.

CAPITAL HUMANO

O Sistema Usiminas investe desde o início de sua operação na capacitação, no bem-estar e na qualidade de vida de seus colaboradores, por saber que essa iniciativa tem interferência direta no desenvolvimento pessoal e profissional de seus empregados e no resultado de suas atividades. Em 2004, a atuação na área de capital humano concentrou seu foco no avanço da integração do Sistema, especialmente entre as duas unidades operacionais (Usiminas e Cosipa).

Ao longo do ano, o Sistema Usiminas realizou inúmeras atividades de integração de profissionais das empresas, como parte do Programa de Gestão Integrada. Dentre as ações adotadas ao longo do ano, cabe destaque para o programa "OJI - On The Job Integration", com duração de 20 horas, destinado a gerentes das suas unidades industriais. O objetivo do programa é criar oportunidades para que o gerente de uma Usina acompanhe o dia-a-dia do profissional da outra usina e observe todos os aspectos da função gerencial. No ano, 10 gerentes da Usiminas participaram do OJI.

Foi dada continuidade também ao Programa de Desenvolvimento de Supervisores, que envolveu, em 2004, um total de 56 turmas (1.468 empregados) da Usiminas e 26 turmas da Cosipa (468 profissionais).

No encerramento de 2004, o Sistema Usiminas contava com 38.240 postos de trabalho – 19.422 empregados efetivos. Desse total, a Usiminas, líder do Sistema, emprega 7.967 profissionais (7.378 alocados na Usina Intendente Câmara, em Ipatinga).

A Empresa oferece benefícios a seus empregados – aposentadoria complementar, alimentação, assistência social, médica, hospitalar e odontológica, educação, lazer, esporte e seguro de vida.

Empregados da Usiminas em Treinamento.



EDUCAÇÃO E CONHECIMENTO - A CHAVE PARA EXPANSÃO DE NEGÓCIOS

Em 2004, o Sistema Usiminas investiu cerca de R$ 8,7 milhões em programas de educação, treinamento e desenvolvimento pessoal.

Requalificação Profissional

Através de programas de autodesenvolvimento, o Sistema Usiminas promove o realinhamento do perfil profissional dos seus empregados e de terceiros em atividades permanentes de apoio, para atender às novas demandas provocadas pela reestruturação dos processos produtivos nas empresas.



Sistema Usiminas
Autodesenvolvimento - Programas de Requalificação de Empregados
Horas em requalificação
75.000
65.000
55.000
74.340
73.687
2002
2003
2004

Educação Básica de Empregados - Nível Fundamental e Médio

Os Programas de Educação Básica para os níveis fundamental e médio, oferecidos gratuitamente, têm por objetivo aumentar a escolaridade de trabalhadores das empresas do Sistema Usiminas, empresas coligadas e prestadoras de serviços.

Professores especializados orientam os alunos, respeitando-se sempre a capacidade de aprendizado individual.

Os horários de estudos são flexíveis, adequando-se às jornadas de trabalho dos alunos.

A formatura é uma solenidade em que os certificados são entregues pessoalmente pelo Presidente e Diretores das empresas.



Sistema Usiminas
Programa de Ensino de Nível Fundamental e Médio
Nº acumulado de formados
2003
2004
1.400
1.300
1.200
1.100
1.000
1.357
1.399
Nível Fundamental
Nível Médio

A Capacitação e o Desenvolvimento de Profissionais

Os programas de capacitação, desenvolvimento e aperfeiçoamento profissional estão presentes em todas as empresas do Sistema Usiminas, criando oportunidades para o aprimoramento profissional dos seus empregados.

Implementados através do Processo de Educação Corporativa, os programas são voltados para o desenvolvimento técnico e gerencial, realizados em dependências próprias e em instituições externas no Brasil e em outros países.

Além dos cursos de capacitação, destacam-se os cursos de pós-graduação (especialização, mestrado e doutorado), que abrangem temas como gestão, qualidade, marketing, tecnologia e meio ambiente, sempre realizados através de associações com universidades e faculdades consideradas referenciais em relação ao conhecimento especializado.

O constante investimento no aperfeiçoamento dos seus empregados possibilitou que o Sistema Usiminas registrasse a marca de 652 pedidos de patentes junto ao Instituto Nacional de Propriedade Industrial (INPI) ao longo de sua história. Desses pedidos, 400 obtiveram registro até 2004, gerando novas tecnologias e aperfeiçoamentos. Estes registros têm possibilitado novos negócios por meio do licenciamento de patentes a outras empresas no Brasil e no exterior, e através da assistência técnica prestada a terceiros para a transferência da tecnologia desenvolvida.

A realização desses cursos tem sido aberta à participação de clientes e fornecedores, enriquecendo a troca de experiência e contribuindo para uma integração cada vez maior entre os agentes da cadeia produtiva.

Os cursos desenvolvidos elevaram para 25,6% o percentual dos empregados do Sistema Usiminas de nível educacional superior com formação complementar.


Sistema Usiminas
Horas em Treinamento por Empregado
Nº de horas
80
60
40
20
0
73.84
72.27
2003
2004


Cursos de Pós-Graduação, Mestrado e Doutorado de Empregados
Horas em Capacitação
Nº de horas
100.000
80.000
60.000
40.000
20.000
0
50.617
65.495
52.900
81.562
2003
2004
Usiminas
Total - Sistema Usiminas

SEGURANÇA E MEDICINA OCUPACIONAL

Preocupada com a qualidade de vida de seus empregados e com a segurança no trabalho, a Usiminas adota uma série de normas e medidas preventivas, que obedecem aos mais atuais e rigorosos padrões. Em função dessa postura, a Usiminas registrou, em 2004, apenas cinco acidentes com perda de tempo e 56 acidentes sem perda de tempo – dois dos menores índices de sua história.

Em 2004 a controlada Cosipa conquistou a marca de 10 milhões de homens/horas trabalhadas sem acidentes com afastamento do trabalho. O resultado é muito significativo para uma empresa do setor siderúrgico e comprova o sucesso da política de segurança do trabalho no Sistema Usiminas.

ASSISTÊNCIA MÉDICA, ODONTOLÓGICA E HOSPITALAR

O Sistema Usiminas disponibiliza aos empregados e seus familiares extensos programas voltados à saúde, com ênfase na medicina preventiva. São programas de Promoção de Saúde, de Assistência Social, de Saúde Ocupacional e de Assistência Médica, Hospitalar e Odontológica, sendo este último em regime de co-participação nas despesas.

Todas as empresas do Sistema proporcionam coberturas amplas de planos de saúde adaptados às peculiaridades regionais, abrangendo indistintamente todos os empregados e seus familiares.

A Usiminas, Cosipa, UMSA, Unigal, Usiroll e Usiparts, abrangendo mais de 115 mil pessoas entre empregados, dependentes e aposentados, através da Fundação São Francisco Xavier – FSFX, oferecem amplo plano de assistência, com cobertura para hospitalizações, consultas, exames complementares de diagnósticos e procedimentos médicos de alta complexidade. Através de sua Operadora de Planos de Saúde, a FSFX proporciona um atendimento de qualidade certificado pela norma ISO 9000, sempre aperfeiçoado por pesquisas de atendimento realizadas com os prestadores de serviços e beneficiários.

Centro de Odontologia Integrada

O Centro de Odontologia Integrada – COI da FSFX não se limita à restauração plena da saúde bucal. O COI desenvolveu um modelo próprio de atuação, a "Inversão da Atenção Odontológica", no qual prioriza a prevenção como estratégia de atendimento.


Índice de Dentes Cariados Perdidos e Obturados – CPODT
Índice CPO-D por pessoa
* População de 12 anos de idade
4,5
3,0
1,5
0,0
4,1
3,4
3,0
2,4
2,3
1,9
1,4
1,3
1,1
1,1
0,9
0,9
0,9
0,9
0,8
3,1
0,7
0,1
Chile
Argentina
Canadá
Japão
Espanha
França
Cuba
USA
Finlândia
Suécia
Dinamarca
Holanda
Suíça
Reino Unido
Austrália
Brasil
Ipatinga-MG
C.O.I.-USIMINAS

Além de apresentar-se como uma instituição de sucesso no controle das doenças bucais, o COI busca o desenvolvimento tecnológico dos princípios de promoção da saúde, baseado nas melhores evidências científicas. Toda experiência e conhecimento, como os repassados à Prefeitura de Ipatinga e por ela já implementados, encontram-se disponíveis para instituições públicas e privadas interessadas.

A Cosipa desenvolve o Programa "Dente de Aço" junto aos filhos dos empregados, com o objetivo de promover a saúde bucal. Através de um teatro lúdico, apresentação de vídeos, desenhos, palestras e escovação prática, os filhos dos empregados com 5 a 12 anos de idade são motivados aos cuidados com a saúde bucal.

À medida que novas empresas são integradas ao Sistema Usiminas, os benefícios proporcionados pela Fundação São Francisco Xavier são criteriosamente estendidos à nova comunidade, observando costumes, hábitos e necessidades dos empregados e seus familiares.

Hospital Márcio Cunha

O Hospital Márcio Cunha, localizado em Ipatinga, conta, atualmente, com 500 leitos de internação e 8 leitos de hospital-dia e oferece aos seus clientes particulares, conveniados e beneficiários do Sistema Único de Saúde (SUS) assistência médica hospitalar e ambulatorial em mais de 30 especialidades médicas.

Considerado estratégico no âmbito do SUS (Decreto n.º 4.481/02-MS) é também referência, pela Secretaria de Saúde do Estado de Minas Gerais, no atendimento a urgências e emergências, gestante de alto risco, transplantes renais e procedimentos de diálise, implantação de marca-passo cardíaco, neurocirurgia e atendimento em Unidade de Tratamento Intensivo (UTI) para adultos.

Centro de Odontologia Integrada da Fundação São Francisco Xavier.



No campo da formação e qualificação de novos profissionais, o Hospital Márcio Cunha credenciou-se para o desenvolvimento de programas de residência médica nas áreas de cirurgia geral, radiologia, pediatria, ginecologia/obstetrícia e clínica médica.

Em 2004, o Hospital Márcio Cunha obteve faturamento de R$ 48 milhões, dos quais aproximadamente R$ 26 milhões foram investidos em obras e melhorias de instalações.

Ainda em 2004, foi inaugurada a segunda unidade do Hospital Márcio Cunha, que conta com 7.400 m² de área construída e 46 mil m² de área pavimentada, dentro de um arrojado projeto paisagístico, assumindo assim sua vocação de humanizar cada vez mais a prática médica.

A nova unidade dispõe de 124 leitos de internação e 8 leitos de hospital-dia, além de um centro cirúrgico com 4 salas. Conta ainda com equipamentos para a realização de exames, uma unidade de recuperação pós-anestésica e consultórios médicos para atendimento ambulatorial de alta complexidade em cardiologia.

Por seu elevado nível tecnológico e clínico, o Hospital Márcio Cunha manteve, no ano, uma certificação inédita no Brasil: a "Acreditação Hospitalar de Excelência em Nível 3", o mais elevado grau de acreditação hospitalar, concedido pela Organização Nacional de Acreditação (ONA), entidade ligada ao Ministério da Saúde.

Em reconhecimento aos serviços prestados à saúde pública, pela divulgação de suas práticas gerenciais, as dimensões e o alcance da assistência prestada, a Secretaria de Saúde do Estado de Minas Gerais concedeu ao Hospital Márcio Cunha o diploma e a Grande Medalha do Mérito da Saúde – categoria Instituição Privada Parceira do SUS.

Usisaúde

O Usisaúde, operadora de planos de saúde da Fundação São Francisco Xavier, tornou-se a primeira instituição do setor a ser Certificada pela ISO 9001/2000, no Brasil. A Operadora oferece planos de assistência médico-hospitalar de alta qualidade aos usuários de planos segurados e administrados e já conta com mais de 121 mil vidas. O faturamento anual do Usisaúde foi da ordem de R$ 19 milhões, com um resultado financeiro totalizado de R$ 4,4 milhões.

A Fundação São Francisco Xavier dispõe, ainda, de um Centro de Odontologia Integrada que, em 2004, manteve o significativo índice de redução de 87% das necessidades de intervenções cirúrgicas nos tratamentos de doenças gengivais, em relação ao último levantamento, realizado em 2000.

Centro de Hemodinâmica do Hospital Márcio Cunha.



PREVIDÊNCIA SUPLEMENTAR

Instituídas com o objetivo de proporcionar benefícios de natureza previdenciária, a Caixa dos Empregados da Usiminas e a Fundação Cosipa de Seguridade Social – Femco, entidades fechadas de previdência, cumprem o importante papel de concretizar o sonho de uma aposentadoria digna, com um padrão de vida estável.

Assim, estendem o vínculo dos empregados para além do marco da aposentadoria, transformando o ingresso nas empresas do Sistema Usiminas num autêntico projeto de vida.


Sistema Usiminas - Previdência Privada Fechada - Caixa dos Empregados da Usiminas e Fundação Cosipa de Seguridade Social
Nº de participantes
Ativos
Assistidos
21.000
20.000
19.000
18.000
17.000
16.000
19.273
17.709
20.194
17.827
2003
2004

EDUCAÇÃO

O Colégio São Francisco Xavier, a primeira instituição de ensino do País a obter, em 1997, a Certificação ISO 9002 para todas as suas atividades (da pré-escola ao segundo grau), completou 42 anos de atividades em 2004. A instituição oferece formação de qualidade, com média de 85% de aprovação em vestibulares, e também desenvolve projetos educacionais, dentro do programa "Educação: Responsabilidade Social". Em 2004, os dois projetos desse programa, que atenderam 434 crianças, receberam investimentos da ordem de R$ 1,8 milhão, distribuídos em:

- **Programa de Bolsas de Estudo –** investimento de R$ 1,1 milhão, para o atendimento a alunos de famílias carentes, com bolsas de estudo até a conclusão do Ensino Médio, incluindo material escolar, uniforme, transporte e alimentação.
- **CEDEPH (Centro para Desenvolvimento do Potencial e de Habilidades)** – Recursos totais de R$ 700 mil, destinados ao atendimento a alunos de famílias carentes, portadores das altas habilidades e necessidades educacionais especiais.

USICULTURA

A Usiminas, que investe em cultura desde a sua criação, aplicou mais de R$ 16 milhões no setor de cultura em 2004 – um investimento recorde – dos quais R$ 8 milhões com o apoio da Lei Estadual de Incentivo à Cultura (incluída a contrapartida da Empresa, de 20% do total, obrigatória por lei), distribuídos entre 144 projetos de Minas Gerais e R$ 8 milhões pela Lei Federal, com complementação de 15% da Empresa, para 49 projetos culturais, prioritariamente do Estado mineiro. A contrapartida da Companhia na Lei Estadual foi absorvida, em sua maior parte, com a disponibilização de mão-de-obra, serviços e produtos, como assessoria de imprensa, cessão de espaço, assessoria jurídica e contábil, etc.

As estimativas são de que os investimentos da Usiminas em cultura, ao longo de 2004, geraram mais de 2.500 empregos diretos e 4.000 indiretos, nas áreas de envolvimento da atividade artística (referência de cálculo da pesquisa realizada pela Fundação João Pinheiro).

O Instituto Cultural Usiminas (Usicultura), já investiu mais de R$ 55 milhões ao longo de 11 anos, quando foram criados os dois espaços culturais localizados em Ipatinga (MG), que desempenham importante papel na consolidação de um pólo cultural na região do Vale do Aço. Com esse aporte, o Sistema Usiminas transformou-se em um dos maiores investidores em cultura do Brasil – há mais de dois anos, o Sistema é o maior investidor do Estado através da legislação estadual.

Ação Educativa no Centro Cultural Usiminas.



Na busca de um desenvolvimento cultural sustentável, a Usiminas contribui para a manutenção e ampliação de vários grupos artísticos de Minas, participa da restauração e revitalização de importantes centros de cultura do Estado, possibilita a circulação de uma produção artística de ótima qualidade, estimula a capacitação de artistas e técnicos (atores, cenógrafos, coreógrafos, figurinistas, iluminadores, etc.) e atua na formação de público, ao proporcionar acesso aos eventos culturais com ingressos a preços subsidiados, como instrumento de inclusão social.

A infra-estrutura disponibilizada pelos espaços do Usicultura (Centro Cultural Usiminas e Teatro Zélia Olguin) permitiu que a cidade de Ipatinga se tornasse destino de uma programação artística diversificada e de qualidade, nacional e internacional.

Dentre os projetos patrocinados ao longo de 2004, destacam-se:

- Manutenção e revitalização de importantes instituições culturais de Minas Gerais, como Fundação Clóvis Salgado (Palácio das Artes), Museu de Arte da Pampulha, Galpão Cine Horto, Museu Histórico Abílio Barreto, Biblioteca Pública Estadual Luiz Bessa, Arquivo Público Mineiro, Fundação de Educação Artística, Museu Giramundo, Fundação de Arte de Ouro Preto e Memória Gráfica.
- Manutenção e apoio à produção de grandes grupos artísticos de Minas Gerais.
- Realização de grandes eventos nacionais e internacionais, como V

Salão do Livro de Minas Gerais e Encontro de Literatura, 30ª Campanha de Popularização de Teatro e Dança de Belo Horizonte e 1ª Campanha de Ipatinga, ECUM - Encontro Mundial de Artes Cênicas, VI Festival Internacional de Curtas - Metragens de Belo Horizonte, Mostra Mundial de Cinema-Indie e Passarela da Cultura Usiminas, evento realizado durante 11 dias em Ipatinga e 7 dias em Belo Horizonte, na Praça da Liberdade, com apresentações de teatro, dança, música e circo.

- Criação de infra-estrutura adequada para o interior através de construção, restauração e manutenção de teatros de Minas Gerais.
- Apoio à produção e exibição audiovisual mineira e brasileira, como Associação Curta Minas - Curta Circuito, programa Cine Magazine, longas Amor Perfeito (Geraldo Magalhães), Vinho de Rosas (Elza Cataldo), Gaijin2 (Tizuka Yamazaki) e O Coronel e o Lobisomem (Guel Arraes).

Em 2004, sete empresas do Sistema Usiminas tiveram participação nos projetos do Usicultura. Usiminas, Cosipa, Dufer, Usiminas Mecânica, Fasal, Usiparts, Rio Negro e Consul (Cooperativa de Consumo dos Empregados da Usiminas), o que proporcionou uma verba total do Sistema de R$ 22 milhões – a mesma que a Lei Estadual de Incentivo à Cultura repassa ao Estado de Minas Gerais.

Ao longo do ano, a Usiminas investiu o equivalente a R$ 43 mil/dia em cultura e o Sistema atingiu R$ 60 mil/dia. Diante do excelente retorno social da iniciativa, o Usicultura deixa de ter uma atuação regional e parte para outras cidades (Santa Luzia – MG; Pouso Alegre – MG) e estados, em especial a Baixada Santista (SP). Em 2005, a Rio Negro pretende investir na cidade de Guarulhos, dentro da Grande São Paulo.

O Usicultura, que concentra seus investimentos na produção de eventos, manutenção de grupos artísticos e criação de infra-estrutura no Interior e na capital mineira, pretende focar, em 2005, o professor das escolas de 1º e 2º graus, com a intenção de aperfeiçoar a capacitação desses profissionais no desenvolvimento de trabalhos escolares a partir de eventos culturais.

Os espaços culturais do Usicultura, o Teatro Zélia Olguin e o Centro Cultural Usiminas receberam um público de quase 200 mil expectadores, ao longo de 2004:

O Teatro do Centro Cultural Usiminas, um dos mais bem equipados do País e com completa infra-estrutura de serviços, recebeu, em 2004, mais de 88 mil pessoas, presentes em 190 espetáculos e eventos, o que representou aumento de público de 12% em relação ao ano anterior. É importante destacar ainda a participação da produção local, responsável por cerca de 50% da programação do Teatro do Centro Cultural Usiminas.

No Centro Cultural, na Galeria Hideo Kobayashi e Sala Multimídia foram realizadas, ao longo do ano, seis grandes exposições, nacionais e internacionais, com público superior a 77 mil pessoas (considerando o público atendido pelo programa de Ação Educativa). Na programação de 2004, cabe destaque para a mostra "Tomie Ohtake", pela primeira vez em Minas Gerais. A mostra foi uma extensão da escultura projetada por Tomie Ohtake e presenteada à Cidade de Ipatinga dentro das comemorações dos seus quarenta e um anos.

O Teatro Zélia Olguin, o primeiro teatro da cidade e primeiro espaço artístico administrado pelo Usicultura, completou 10 anos de atividades ininterruptas. Para a comemoração, foi elaborada uma programação especial, gratuita, composta de espetáculos de música, montagens de dança e teatro, trupes de "clowns", oficinas de arte para adultos e crianças.

Em dez anos de atividades, foram realizados mais de 700 espetáculos, num total de 3 mil artistas e 200 mil espectadores. Só em 2004, o Teatro recebeu mais de 31 mil espectadores, público 32% superior ao registrado em 2003.

Cerca de 11% desses espectadores, composto por universitários, alunos, grupos artísticos, terceira idade, entidades e escolas, foi atendido pelo programa de Ação Educativa e participaram de oficinas, workshops, visitas a exposições e acesso a espetáculos.

Centro Cultural Usiminas - Ipatinga - MG.



PROJETOS ESPECIAIS - USITETO

Na construção civil, o Sistema Usiminas inovou com o "Steel Framing", tecnologia cada vez mais usada no País, que proporciona maior rapidez e qualidade nas construções.

A tecnologia construtiva, destinada à habitação popular em aço, edifícios estruturados em múltiplos andares (4, 5 e 7 pavimentos), e residências padrão uniformizadas (36, 42 e 63m²) também avançam. Exemplo disso são os 200 prédios da Companhia de Desenvolvimento Habitacional – CDHU em São Paulo e a construção de centenas de casas em Ipatinga, Timóteo, Cohab – Campinas, Cohab – São Paulo, Serro (ES) e segunda etapa das moradias em Angra dos Reis.

OUTRAS INICIATIVAS

A Fundação São Francisco Xavier ainda mantém outras iniciativas, pautadas para a organização e o desenvolvimento social. Entre eles:

- **Programa Viver pra Valer**

  Programa de qualidade de vida, que estimula os participantes a viver e a trabalhar em harmonia com a comunidade. Com ele, o Sistema Usiminas consolida as iniciativas já existentes e define novos rumos para a sua atuação social.

- **Biossegurança**

  A Fundação São Francisco Xavier, respeitando sua tradição de iniciativas preocupadas com os princípios da biossegurança, está empregando medidas técnicas, administrativas e normativas para prevenir acidentes ao ser humano e ao meio ambiente.

Essas medidas, que seguem as recomendações da ANVISA, estão registradas no Manual de Biossegurança do Hospital Márcio Cunha.

Além desse Manual, a Fundação, ligada à área de saúde, desenvolve programas específicos, como o Programa de Gerenciamento de Resíduos Sólidos de Saúde (PGRSS), Tratamento de Efluentes de seus hospitais, Reciclagem de Lâmpadas Fluorescentes, Proteção da Radiação, Programa de Prevenção de Acidentes no Trabalho e Coleta Seletiva.

MEIO AMBIENTE

Em 2004 o Sistema Usiminas consumiu recursos da ordem de R$ 17 milhões em projetos ambientais sendo R$ 4 milhões de reais na Usina Intendente Câmara e R$ 13 milhões na Usina José Bonifácio de Andrada e Silva.

Para o exercício de 2005 mais R$ 101 milhões de reais serão aplicados nas duas Usinas.

A Usiminas e a Cosipa foram pioneiras dentre as siderúrgicas integradas do mundo em receber a certificação ISO 14001, expedida pela Det Norske Veritas (DNV) e reconhecida internacionalmente por atestar a prática dos mais elevados padrões de gestão ambiental.

Em 2004, a Usina de Ipatinga passou pelo procedimento de manutenção de auditoria ambiental externa do órgão certificador DNV. Oito auditores atestaram que o Sistema de Gestão Ambiental da Usiminas mantém-se dentro das conformidades. O Sistema, certificado em 1996 conforme a Norma ISO 14001/96, completou o 9º ciclo de auditorias internas e o 13º ciclo de auditorias externas.

Na Cosipa, os principais benefícios ambientais nos últimos 10 anos envolveram a redução de: 98,5% na emissão de material particulado, 80% na carga orgânica, 99,8% no lançamento de amônia, 100% no lançamento de manganês solúvel, 99% no lançamento de óleos e graxas e 96% de recirculação de água doce. A Usina de Cubatão mantém ainda a marca de 100% dos seus processos ambientais licenciados pela CETESB.

Resíduos Sólidos

Em decorrência das características do processo siderúrgico, a geração de resíduos sólidos está presente, de forma significativa nas atividades das duas Usinas do Sistema Usiminas. Esses resíduos podem ser reincorporados aos processos produtivos (comercializados com outras empresas) ou armazenados em aterros próprios rigorosamente controlados, aguardando aplicação futura.

Na Usiminas, em Ipatinga, a grande maioria desses resíduos sólidos foram comercializados (58%) ou reciclados (35%), mantendo uma performance idêntica à registrada em 2003. A receita líquida proveniente da comercialização desses resíduos sólidos acumulou em 2004 R$ 16,9 milhões de reais.

Na Cosipa, 48,77% foram reciclados, 0,15% foram armazenados e 51,9% foram comercializados.

Resíduos Hídricos

Os efluentes hídricos passam por processos de tratamento em estações próprias. Na Cosipa, no período de 1995 a 2004, cerca de R$ 377 milhões foram investidos em processos de tratamento por decantação, floculação e filtragem. A Cosipa permaneceu em 2004 com o índice de recirculação de água doce em 96%. Somadas, a recirculação de água doce e salobra registraram um índice de recirculação de 77%.

Lagoa da Anta -
Área interna da Usina Intendente Câmara.



Em Ipatinga na Usina Intendente Câmara, a utilização de água captada foi de 11,4 m^3 por tonelada de aço bruto produzido, com redução de 13,9% em relação ao consumo de 2003. O índice de recirculação alcançado ficou em 93,7% o que corresponde ao volume de 1.523 m^3 de água por minuto.

Os resultados do monitoramento hídrico na Empresa, em 2004 atenderam em 100% os padrões legais estabelecidos pelo COPAM (Deliberação Normativa nº10/86).

Emissões Atmosféricas

O acompanhamento da qualidade do ar nas áreas internas e circunvizinhas aos dois complexos sidero-metalúrgicos do sistema Usiminas é realizado através de estações de monitoramento, que avaliam a performance dos equipamentos e processos de controle das emissões atmosféricas.



Na Usiminas, em 2004, houve redução nas emissões de partículas em suspensão em relação a 2003. Também foi registrada redução nas emissões de partículas inaláveis na comparação dos dois anos.

Em 2004, foi instalada uma nova estação meteorológica que exigiu investimentos de R$ 110 mil reais. A nova estação conta com "software Breeze", que possibilita a obtenção de dados on-line sobre as condições atmosféricas da região de Ipatinga e permite a análise da dispersão das emissões da Usina Intendente Câmara.

Em 42 anos de operação os investimentos na área ambiental da Usina Intendente Câmara atingiram a marca de US$ 439,7 milhões, dos quais 66,8% foram aplicados na qualidade do ar.

Em Cubatão, o complexo industrial da Cosipa está inserido no programa "Operação Inverno" estabelecido pela Cetesb/SP, juntamente com várias outras grandes empresas de diversos segmentos industriais situadas no mesmo pólo industrial. Este programa prevê no período de maio até outubro, a adoção de medidas graduais que podem chegar à interrupção dos processos produtivos das empresas, em razão da deterioração da qualidade do ar decorrente da emissão de poluentes pelas indústrias do pólo.

Desde 1995 os registros dos monitoramentos da Cetesb/SP não detectam níveis de qualidade do ar que obrigassem alguma alteração do ritmo de produção da Cosipa.

Ainda em 2004, foi inaugurado o sistema de monitoramento on-line do ar que permite à Cetesb controlar a concentração de material particulado dos sistemas de despoeiramento da empresa. Os dados são transmitidos minuto-a-minuto pela internet, o que proporciona agilidade e transparência ao processo.

Plano de Resposta a Emergências

Em 2004, a Usiminas realizou três simulações de vazamento de gases (vazamento de NH3 na área do Recozimento), óleo combustível (vazamento de BFG no Gasômetro de 150.000 m³) e produtos químicos (vazamento de amônia na área de expedição do produto). Essas simulações, realizadas periodicamente, têm por meta proteger pessoas, evitar e/ou reduzir danos à propriedade, ao meio ambiente, à comunidade, além de evitar a interrupção do processo produtivo.

Áreas Verdes

Projeto Mata Ciliar (Rio Piracicaba e Rio Doce)

Em Minas Gerais, na região onde se situa a Usina Intendente Câmara, é desenvolvido o Projeto Mata Ciliar nos rios Piracicaba e Doce.

O Projeto objetiva recuperar a cobertura vegetal das margens dos rios Piracicaba e Doce, para reabilitar esse importante ecossistema e contribuir para a preservação dos mananciais da região. Em 2004, foram replantadas nessa região um total de 43.330 mudas, o que superou em 220% o número de mudas replantadas em 2003. Desde o início do Projeto já foram replantadas 326.435 mudas, volume que equivale a 22 km de área verde.

Projeto São Paulo Pomar – Mais Verde, Mais Vida (Rio Pinheiros)

Em São Paulo, a Cosipa integra o projeto "São Paulo Pomar – Mais Verde Mais Vida", criado pela Secretaria do Meio Ambiente do Estado de São Paulo, para promover a recuperação ambiental das margens do rio Pinheiros. O trecho adotado pela empresa localiza-se nas cercanias da ponte da Cidade Universitária, onde foi executada a recuperação do solo e plantio de mudas de árvores. Por este projeto, a empresa obteve a distinção oferecida pelo Prêmio Von Martius, promovido pela Câmara de Comércio e Indústria Brasil-Alemanha de São Paulo.

Viveiros

Em 2004, a produção de mudas no viveiro central da Usiminas atingiu a marca de 279.259 mudas, superando em 14% a produção de mudas de 2003 (244.428 mudas).

Educação Ambiental

Projeto Xerimbabo

Foi realizada, em Ipatinga (MG), no período de 4 de junho a 29 de agosto de 2004, mais uma edição do Projeto Xerimbabo, que todos os anos promove exposições de educação ambiental. O tema escolhido para o ano foi "O presente se chama você", baseado nos 20 anos da própria história do Xerimbabo, que proporcionou ao público um reencontro dinâmico e atualizado com as questões ambientais.

Nessa 20ª edição, o Xerimbabo recebeu um público recorde de 130.541 visitantes, vindos de 80 cidades, superando em 13% a visitação da edição 2003. Desde a sua criação, 1,33 milhão de pessoas já visitaram o projeto.

Número de Visitantes


115.480
130.541
2003
2004

Projeto Xerimbabo, Ipatinga-MG.



PROGRAMA SOCIOEDUCATIVO

Fundo da Infância e Adolescência (FIA) – Município de Ipatinga

O programa socioeducativo "Atletas da Natureza", desenvolvido pela Associação Esportiva e Recreativa USIPA, objetivou a inserção social, por meio de ações pedagógicas ligadas à cultura, lazer, esporte e educação ambiental, de 120 jovens e adolescentes de Ipatinga, que se encontravam em situação de risco.

Pesquisa realizada em dezembro/04, nas escolas e com as famílias dos participantes, revelou que 42,3% dos jovens apresentaram maior interesse pelas atividades escolares, 63,9% melhoraram seu desempenho nas atividades escolares e 92% melhoraram o comportamento em casa.

SISTEMA USIMINAS EM NÚMEROS - IBASE

(Em milhares de reais)


BALANÇO
social

1 - Base de Cálculo	2004		2003	
	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas
1.1. Receita líquida (RL)	6.683.127	12.229.873	4.808.759	8.659.909
1.2. Resultado Operacional (RO) (1)	2.792.560	4.960.097	1.512.621	2.517.538
1.3. Folha de Pagamentos Bruta (FPB)	521.198	945.343	446.846	800.822

2 - Indicadores Sociais Internos	Valor R$		% sobre FPB		% sobre RL		Valor R$		% sobre FPB		% sobre RL	
	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas
2.1. Encargos sociais compulsórios	110.722	311.006	21,24	32,90	1,66	2,54	94.132	260.873	21,07	32,58	1,96	3,01
2.2. Previdência privada	72.668	69.469	13,94	7,35	1,09	0,57	100.447	119.087	22,48	14,87	2,09	1,38
2.3. Benefícios												
2.3.1. Alimentação	14.957	34.747	2,87	3,68	0,22	0,28	14.478	27.120	3,24	3,39	0,30	0,31
2.3.2. Saúde	10.399	22.243	2,00	2,35	0,16	0,18	9.640	20.532	2,16	2,56	0,20	0,24
2.3.3. Segurança e Medicina do Trabalho	8.636	14.656	1,66	1,55	0,13	0,12	7.815	12.231	1,75	1,53	0,16	0,14
2.3.4. Educação	0	0	0	0	0	0	0	0	0	0	0	0
2.3.5. Cultura	0	0	0	0	0	0	0	0	0	0	0	0
2.3.6. Capacitação e Desenvolvimento Profissional	5.091	8.704	0,98	0,92	0,08	0,07	4.250	7.322	0,95	0,91	0,09	0,08
2.3.7. Creches ou Auxílio-Creche	0	19	0	0	0	0	0	16	0	0	0	0
2.3.8. Transporte	2.736	14.775	0,52	1,56	0,04	0,12	2.696	2.863	0,60	0,36	0,06	0,03
2.3.9. Seguros	807	1.651	0,15	0,17	0,01	0,01	807	839	0,18	0,10	0,02	0,01
2.4. Outros	2.639	7.095	0,51	0,75	0,04	0,06	1.549	6.544	0,35	0,82	0,03	0,08
2.5. Participação dos Empregados nos Lucros	92.938	127.900	17,83	13,53	1,39	1,05	35.409	38.587	7,92	4,82	0,74	0,45
Total 2 – Indicadores Sociais Internos	321.593	612.265	61,70	64,76	4,82	5,00	271.223	496.014	60,70	61,94	5,65	5,73

3 - Indicadores Sociais Externos	Valor R$		% sobre RO		% sobre RL		Valor R$		% sobre RO		% sobre RL	
	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas
3.1. Educação (2)	160	1.429	0,01	0,03	0,00	0,01	0	0	0	0	0	0
3.2. Cultura (2)	8.075	13.425	0,29	0,27	0,12	0,11	3.086	3.318	0,20	0,13	0,06	0,04
3.3. Saúde e Saneamento (2)	330	330	0,01	0,01	0,00	0,00	0	0	0	0	0	0
3.4. Esporte (2)	412	412	0,01	0,01	0,01	0,00	0	0	0	0	0	0
3.5. Combate à fome e segurança alimentar (2)	25	25	0,00	0,00	0,00	0,00	0	0	0	0	0	0
3.6. Outros	873	873	0,03	0,02	0,01	0,01	0	0	0	0	0	0
Total das contribuições para a sociedade	9.875	16.494	0,35	0,34	0,14	0,13	0	0	0	0	0	0
3.7. Tributos (excluídos encargos sociais) (2)	2.111.429	3.199.663	75,61	64,51	31,59	26,16	940.648	1.640.692	62,19	65,17	19,56	18,95
Total 3 - Indicadores Sociais Externos	2121.304	3216.157	75,96	64,85	31,73	26,29	943.734	1.644.010	62,39	65,30	19,62	18,99

4 - Indicadores Ambientais	Valor R$		% sobre RO		% sobre RL		Valor R$		% sobre RO		% sobre RL	
	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas
Investimentos relacionados com a produção/operação da empresas	7.310	11.862	0,26	0,24	0,11	0,10	6.876	29.329	0,45	1,16	0,14	0,34
Investimentos em programas e/ou projetos externos	0	0	0	0	0	0	0	0	0	0	0	0
4.1. Total dos Investimentos em Meio Ambiente (3)	7.310	11.862	0,26	0,24	0,11	0,10	6.876	29.329	0,45	1,16	0,14	0,34

4.2. Quanto ao estabelecimento de "metas anuais" para minimizar resíduos, o consumo em geral na produção / operação e aumentar a eficácia na utilização de recursos naturais, a empresa:	2004	2003
	( ) Não possui metas ( ) Cumpre de 0 a 50% ( ) Cumpre de 51 a 75% (X) Cumpre de 76 a 100%	( ) Não possui metas ( ) Cumpre de 0 a 50% ( ) Cumpre de 51 a 75% (X) Cumpre de 76 a 100%

5 - Indicadores do Corpo Funcional	Posição em 31.12.2004		Posição em 31.12.2003	
	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas
5.1. Nº de empregados no final do período	7.967	19.422	7.961	18.224
5.2. Nº de admissões no período	329	2.310	391	1.673
5.3. Nº de empregados terceirizados	5.542	15.171	5.237	13.539
5.4. Nº de estagiários	249	653	166	353
5.5. Nº de empregados acima de 45 anos	2.331	4.037	1.642	3.282
5.6. Nº de mulheres que trabalham na empresa	307	866	302	804
5.7. % de cargos de chefia ocupados por mulheres	3	17	0,04%	0,15%
5.8. Nº de negros que trabalham na empresa (4)	516	1.139	510	1.221
5.9. % de cargos de chefia ocupados por negros (4)	0	8	0	0
5.10. Nº de portadores de deficiência (5)	150	542	99	513

6 - Informações relevantes quanto ao exercício da cidadania empresarial	2004		2003	
	Usiminas	Sistema Usiminas	Usiminas	Sistema Usiminas
Relação entre a maior e a menor remuneração na empresa	35,61	28,15	35	28
Número total de acidentes de trabalho	5	47	0	0

	2004			2003		
Os projetos sociais e ambientais desenvolvidos pela empresa foram definidos:	(X) pela direção	( ) direção e gerências	( ) todos os empregados	(X) pela direção	( ) direção e gerências	( ) todos os empregados
Os padrões de segurança e salubridade no ambiente de trabalho foram definidos:	( ) pela direção	( ) direção e gerências	(X) todos os empregados e CIPA	(X) pela direção	(X) direção e gerências	(X) todos os empregados e CIPA
Quanto à liberdade sindical, ao direito de negociação coletiva e à representação interna dos(as) trabalhadores(as), a Empresa	(X) não se envolve	( ) segue as normas da OIT	( ) incentiva e segue as normas da OIT	(X) não se envolve	( ) segue as normas da OIT	( ) incentiva e segue as normas da OIT
A previdência privada contempla: (6)	( ) direção	( ) direção e gerências	(X) todos os empregados	( ) direção	( ) direção e gerências	(X) todos os empregados
A participação nos lucros ou resultados contempla:	( ) direção	( ) direção e gerências	(X) todos os empregados	( ) direção	( ) direção e gerências	(X) todos os empregados
Na seleção dos fornecedores, os mesmos padrões éticos e de responsabilidade social e ambiental adotados pela empresa:	( ) não são considerados	( ) são sugeridos	(X) são exigidos	( ) não são considerados	( ) são sugeridos	(X) são exigidos
Quanto à participação dos empregados em programas de trabalho voluntário, a empresa:	( ) não se envolve	( ) apóia	(X) organiza e incentiva	( ) não se envolve	( ) apóia	(X) organiza e incentiva
Número total de reclamações e críticas de consumidores (as):	Na Empresa Não Aplicável	No Procom Não Aplicável	Na Justiça Não Aplicável	Na Empresa Não Aplicável	No Procom Não Aplicável	Na Justiça Não Aplicável
% de reclamações e críticas atendidas ou solucionadas	Na Empresa Não Aplicável	No Procom Não Aplicável	Na Justiça Não Aplicável	Na Empresa Não Aplicável	No Procom Não Aplicável	Na Justiça Não Aplicável

Valor adicionado total a distribuir (em mil R$):	2004		2003	
	USIMINAS R$ 6.010.580	Consolidado R$ 7.960.140	USIMINAS R$3.002.272	Consolidado R$ 4.401.281
Distribuição do Valor Adicionado (DVA)	35,13% Governo	40,19% Governo	31,3% Governo	37,3% Governo
	8,67% Colaboradores	11,88% Colaboradores	14,9% Colaboradores	18,2% Colaboradores
	17,78% Acionistas	13,43% Acionistas	13,3% Acionistas	9,1% Acionistas
	5,39% Terceiros	10,00% Terceiros	10,1% Terceiros	14,8% Terceiros
	33,03% Retido	24,50% Retido	30,4% Retido	20,6% Retido

7 - Outras Informações

A Usiminas e suas empresas controladas não utilizam mão-de-obra infantil ou trabalho escravo.

As presentes informações foram prestadas por: Engenheiro Marcus Rogério Carneiro Lemos - Telefone (55) xx 31 3499-8272 - E-mail: ubhpgh01@usiminas.com.br

(1) Antes das Despesas e receitas financeiras líquidas, Equivalência patrimonial, Amortização de ágio/deságio e Juros.

(2) Inclui inversões para o FIA, não contemplados no item 3.7, acumulados no "Total 3 – Indicadores Socais Externos".

(3) Os investimentos ambientais relacionados a produção/operação estão contabilizados junto com programas e/ou projetos externos.

(4) As Empresas do Sistema Usiminas não admitem nenhuma forma de preconceito, seja ele racial, religioso, político ou de qualquer outra natureza. Os números refletem a espontânea manifestação individual do empregado, em cumprimento a determinações legais para elaboração de informações que constam na RAIS, segundo a legislação brasileira.

(5) Somente considerado o número de Portadores de Deficiência cuja condição foi atestada por órgão governamental competente. Existem outros portadores de deficiência em pleno exercício de atividades, cujas condições ainda não foram atestadas pelo órgão competente.

(6) Os fundos fechados de previdência privada abrangem todos os empregados das empresas que aderiram como Patrocinadoras.



O reconhecimento do mercado
e dos diversos públicos têm sido um
estímulo fundamental para que
a equipe Usiminas mantenha a garra,
a sintonia e o dinamismo que fizeram
do Sistema um time vitorioso.

Ao longo de 2004, o Sistema Usiminas manteve todas as certificações e recebeu inúmeros reconhecimentos pelo trabalho que vem desenvolvendo, entre eles:

Valor 1000

Duas empresas do Sistema Usiminas – Usiminas e Rio Negro – receberam o Prêmio Valor 1000, concedido pelo Jornal Valor Econômico, referente ao exercício de 2003. A Usiminas foi eleita a melhor empresa do setor siderúrgico e a Rio Negro, a melhor do setor de comércio atacadista.

Investor Relations Top Performer (Institutional Investor)

A Usiminas foi classificada em 2° lugar no setor "metals & mining", na categoria "buy-side", como "top performer" na área de Relações com Investidores, conforme levantamento feito pela revista Institutional Investor junto a mais de cem instituições que acompanham o mercado acionário latino-americano.

Prêmio Forbes

A revista Forbes Brasil publicou a lista com as 200 empresas de capital nacional e aberto que mais cresceram em 2003, organizada pela Economática. Em edição especial, a revista Forbes relacionou os principais diferenciais da Usiminas, destacando a estratégia empresarial adotada pela empresa, os investimentos em modernização, o mix variado de produtos, o foco no mercado nacional e as sinergias existentes no Sistema Usiminas.

VI Prêmio Minas Desempenho Empresarial 2003/2004 (Revista Mercado Comum)

Primeiro lugar na categoria "Empresa Excelência de Minas" e premiação nas categorias "Maiores Empresas de Minas" (pela obtenção do maior lucro líquido entre todas as empresas mineiras) e "Liderança Setorial de Minas" (no segmento siderurgia).

Prêmio de Maior Empresa do Estado de Minas Gerais

A Usiminas recebeu o Prêmio de Maior Empresa do Estado de Minas Gerais em 2004, concedido pelo jornal Estado de Minas.

Prêmio Apimec Minas

A comunidade de analistas e profissionais de investimento de Minas Gerais concedeu à Usiminas o Prêmio Apimec Minas - Mercado de Capitais 2004, na categoria "Melhor Apresentação".

Mercado de Capitais

A Usiminas recebeu prêmio da Agência Estado – de propriedade do Jornal O Estado de São Paulo S/A – como uma das dez melhores empresas do mercado de capitais brasileiro.

Prêmio Balanço Social

Pelo segundo ano consecutivo, a Usiminas ganhou o Prêmio Balanço Social, da Categoria Sudeste. Com 167 empresas inscritas, o Prêmio Balanço Social é uma realização conjunta da Aberje, Apimec, Ethos, Fides e Ibase, considerada a mais importante na avaliação da excelência dos balanços sociais.

Prêmio Sesi Qualidade no Trabalho

Reconhecida pelas ações sociais direcionadas aos seus empregados e à comunidade, a

Usiminas venceu a fase estadual do prêmio, disputada com mais 16 empresas de grande porte.

Guia Exame da Boa Cidadania Corporativa

A Usiminas foi um dos destaques do Guia Exame, que apresenta as empresas consideradas exemplares no relacionamento com os diversos públicos e interessadas em estabelecer uma relação adequada entre responsabilidade social e gestão do negócio.

Prêmio Inventário Estadual de Resíduos Sólidos Industriais

A Usiminas recebeu o prêmio, conferido pela FEAM (Fundação Estadual do Meio Ambiente), na categoria Empresa de Grande Porte, por ter apresentado o melhor inventário descrito, preenchendo todos os requisitos de forma completa e clara, e por adotar corretas práticas de gerenciamento dos resíduos sólidos.

Prêmio Furnas

2º lugar, na Categoria Empresa, da 3ª edição do Prêmio Furnas Ouro Azul, com o Projeto Mata Ciliar. O prêmio, uma iniciativa conjunta do Estado de Minas, Correio Brasiliense e Furnas, tem como objetivo valorizar os melhores projetos de preservação, valorização e uso inteligente da água por empresas, comunidade e governo.

Prêmio FIEMG (Federação das Indústrias do Estado de Minas Gerais)

Outorgado pelo trabalho "Estudo de Viabilidade Técnica e Ambiental da Utilização da Lama de Alto-Forno da Usiminas em Indústrias Cerâmicas" e para o Programa "Reabilitação da Fauna sem Lar".

Diploma de Destaque Nacional em Desenvolvimento Sustentável

Concedido pelo Instituto Ambiental Biosfera.

Prêmio Inovação

Recebido durante o 3º Encontro da Arvin Meritor, uma das maiores produtoras mundiais de componente para o setor automotivo.

Meio Ambiente

Homenagem da revista Meio Ambiente Industrial, na categoria empresa certificada em conformidade com a Norma ISO 14001.

Medalha da Ordem do Mérito da Saúde

Recebida pelo diretor-presidente do Sistema Usiminas, Rinaldo Campos Soares, na categoria "Instituição Privada Parceira do SUS/MG", em reconhecimento ao trabalho realizado pelo Hospital Márcio Cunha, em Ipatinga.

10º Prêmio "Gentileza Urbana"

Uma das vencedoras do 10º Prêmio "Gentileza Urbana", pela escultura da artista Tomie Ohtake, promovido pelo Instituto dos Arquitetos do Brasil, seção Minas.

COSIPA

Ao todo, a Cosipa acumula 123 premiações, certificações, títulos e reconhecimentos de 1982 até 2004. Só este ano, foram 7 prêmios:

Prêmio CNI de Conservação e Uso Racional de Energia.

Prêmio Top of Mind - A Tribuna, para a empresa mais lembrada da região da Baixada Santista.

Prêmio Revista Meio Ambiente Industrial, para as empresas que são certificadas pela ISO 14001.
Prêmio Ibest pelo site Cosipa.
Prêmio Desempenho 2004, por ser a maior empresa do Estado de São Paulo, no setor de siderurgia.
2 prêmios da Aberje pelo TV Cosipa, categoria estadual e nacional, como o melhor vídeo de comunicação interna.
Certificações Navais – 1981.
Qualidade Total – 1986.
ISO 9001 Processos Industriais – DNV/1995.
SELO JIS - Reconhecimento de produto – chapas grossas para utilização em construção civil - JIS -Japanese Industrial Standard - 1996.
MARCA Ü - Reconhecimento de produto – chapas grossas para utilização em construção civil - TUV - Technischer Uberwachungs Verein – 1997.
QS 9000 - Certificação da Qualidade de Produto – tiras a quente e a frio para utilização pela Indústria Automobilística - Det Norske Veritas.
ISO 14001 Gestão Ambiental – DNV – 2000.
CERTIFICADO IRAM/INTI - Reconhecimento de produto – chapas grossas – para utilização em construção civil - Instituto Argentino de Normalizacion – 2000.
ISO 9001 Gestão - DNV – 2002.
Certificado ISO TS 16949 – Certificado de Qualidade para a Indústria Automotiva – DNV - 2003.

FASAL
Qualidade ISO 9001:2000 - DNV.

USIPARTS
TS 16949 - Det Norske Veritas (engloba todas as Normas de qualidade exigidas pelas Montadoras).
ISO 14001 - BVQI - Bureau Veritas Quality International.

RIO NEGRO
ISO 9002:2000.
ISO / TS 16949:2002.
OHSAS 18001:1999.
Instituto ETHOS de Empresas e Responsabilidade Social.

DUFER
ISO/ TS 16949:2002 para Matriz.
NBR ISO 9001:2000 para Fábrica de Blanks.

USIMINAS MECÂNICA
ISO 9001: 2000 – Det Norske Veritas/DNV.
ISO 9001:2000 – DNV / RvA.
AISC – QMC / AISC –USA.
ISO14001:96 – DNV / INMETRO.
ISO 14001:96 – DNV / RvA.
OHSAS 18001 – DNV.
CNEN-NN 1.15 – DNV / INMETRO.
ISO 9001:2000 – DNV / INMETRO.
ISO 9001:2000 – DNV / RvA.

FSFX
Colégio São Francisco Xavier - ISO 9001:2000 - DNV/RvA.
Laboratório de Patologia Clínica do Hospital Márcio Cunha - ISO 9001:2000 - DNV/RvA.
Usisaúde - Fundação São Francisco Xavier - ISO 9001:2000 - DNV/INMETRO.
Hospital Márcio Cunha - "Acreditado com Excelência" pela Instituição Acreditadora DNV, de acordo com as diretrizes da Organização Nacional de Acreditação - Certificado IAC 006-002.

Conselho de Administração

Bertoldo Machado Veiga (Presidente)
Dalton Nosé
Ermínio Tadei
Gabriel Stoliar
Hidemi Kawai
José Augusto Muller de Oliveira Gomes
Kenichi Asaka
Marcus Olyntho de Camargo Arruda
Marta Xavier Gonçalves
Rinaldo Campos Soares

Diretoria Executiva

Diretor-Presidente: Rinaldo Campos Soares
Diretor de Finanças e de Rel. com Investidores: Paulo Penido Pinto Marques
Diretor de Desenvolvimento: Gabriel Márcio Janot Pacheco
Diretor de Comercialização: Idalino Coelho Ferreira
Diretor de Relações Especiais: Ricardo Yasuyoshi Hashimoto

Conselho Fiscal

José Ruque Rossi (Presidente)
Antônio Joaquim Ferreira Custódio
José Wellington Marques de Araujo
José Ignacio Ortuondo Garcia
Masato Ninomiya

Endereço

Rua Prof. José Vieira de Mendonça, 3011
31310-260 – Belo Horizonte – MG
Tel.: 55 (31) 3499-8000
Fax: 55 (31) 3499-8202
www.usiminas.com.br

Relações com Investidores

Diretor: Paulo Penido Pinto Marques
Gerente: Bruno Seno Fusaro
Tel: 55 (31) 3499-8710
Fax: 55 (31) 3499-9537
E-mail: investidores@usiminas.com.br

Consultoria de Relações com Investidores

FIRB – Financial Investor Relations
São Paulo:
Paulo Esteves
Tel: (55 11) 3897-6466
E-mail: paulo.esteves@thomsonir.com.br

Sistema de Ações

Custodiante: Bradesco
Departamento de Acionistas
Prédio Amarelo – 2° Andar
Cidade de Deus – Osasco – SP

Depositário: Bank of New York

Auditores Independentes
Ernst & Young Auditores Independentes

Bolsas de Valores no Brasil
Bolsa de Valores de São Paulo (Bovespa)
Código das Ações: USIM3, USIM5, USIM6

Negociação de ADRs no mercado externo
ADR nível 1
Mercado de balcão norte-americano –
Over the Counter (OTC)
Código: USNZY
Ratio (ADR:Ação Preferencial): 1:1
Jornais de Divulgação de Informações
Minas Gerais (Diário Oficial)
Gazeta Mercantil
Estado de Minas

Créditos

Coordenação Geral - Usiminas
Gerência de Planejamento Corporativo
Equipe de trabalho: Sistema Usiminas

- Gerência de Auditoria e Controle Interno
- Gerências de Comunicação Social
- Gerência de Controladoria e Contabilidade
- Gerência para Assuntos Jurídicos
- Gerência de Relações com Investidores
- Gerências de Recursos Humanos
- Gerência de Marketing
- Chefia Geral das Usinas

Coordenação de Projeto e Conteúdo
FIRB – Financial Investor Relations

Projeto e Produção Gráfica
SMPB Comunicação

Fotos
Fernando Martins
Arquivo Usiminas

Impressão
Rona Editora

USIMINAS

DEMONSTRAÇÕES CONTÁBEIS CONTROLADORA E CONSOLIDADAS

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS

31 DE DEZEMBRO DE 2004 E 2003 COM PARECER DOS AUDITORES INDEPENDENTES

2004

DEMONSTRAÇÕES CONTÁBEIS

2004

ÍNDICE

Balanços Patrimoniais	2
Demonstrações do Resultado	4
Demonstrações das Mutações do Patrimônio Líquido	5
Demonstrações das Origens e Aplicações de Recursos	6
Demonstrações do Fluxo de Caixa	7
Demonstrações do Valor Adicionado	8
Notas Explicativas às Demonstrações Contábeis	9
Parecer dos Auditores Independentes	35
Parecer do Conselho Fiscal	36

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2004 E 2003
(em milhares de reais)

	Controladora		Consolidado	
ATIVO	2004	2003	2004	2003
Circulante				
Disponibilidades (Nota 5)	**1.398.139**	442.733	**1.902.174**	843.007
Contas a receber (Nota 6)	**890.382**	855.754	**1.810.734**	1.443.797
Estoques (Nota 8)	**931.440**	682.592	**1.980.457**	1.441.846
Impostos a recuperar	**20.583**	118.199	**162.276**	244.459
Imposto de renda e contribuição social diferidos (Nota 9)	**294.607**	138.857	**294.607**	138.857
Demais contas a receber	**211.787**	70.981	**192.969**	135.665
	3.746.938	2.309.116	**6.343.217**	4.247.631
Realizável a longo prazo				
Imposto de renda e contribuição social diferidos (Nota 9)	**550.858**	934.650	**885.816**	1.373.768
Ações e empréstimos à Eletrobrás	**20.980**	25.639	**21.001**	25.660
Valores a receber de empresas ligadas (Nota 7)	**138.206**	297.560	**80.787**	77.501
Depósitos judiciais (Nota 16)	**159.480**	130.290	**265.855**	230.506
Demais contas a receber	**44.144**	37.475	**95.548**	113.369
	913.668	1.425.614	**1.349.007**	1.820.804
Permanente				
Investimentos				
Em coligadas e controladas (Nota 10)	**3.062.846**	1.944.872	**296.976**	131.792
Outros investimentos	**46.018**	46.061	**47.324**	47.730
Imobilizado (Nota 11)	**3.501.652**	3.615.940	**8.895.881**	9.274.440
Diferido (Nota 12)	**-**	-	**49.069**	50.415
	6.610.516	5.606.873	**9.289.250**	9.504.377
Total do ativo	**11.271.122**	9.341.603	**16.981.474**	15.572.812

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2004 E 2003
(em milhares de reais)

	Controladora		Consolidado	
PASSIVO E PATRIMÔNIO LÍQUIDO	2004	2003	2004	2003
Circulante				
Fornecedores, empreiteiros e fretes	**98.979**	185.422	**347.240**	478.536
Empréstimos e financiamentos (Nota 13)	**598.244**	898.793	**1.357.961**	2.585.648
Debêntures (Nota 14)	-	-	-	16.761
Adiantamentos de clientes	**11.063**	6.359	**170.395**	132.307
Valores a pagar a sociedades ligadas (Nota 7)	**46.898**	178.054	**47.318**	43.338
Salários e encargos sociais	**55.151**	48.430	**114.568**	95.538
Tributos a recolher	**131.165**	46.412	**227.709**	94.860
Tributos parcelados (Nota 15)	**18.226**	28.218	**20.456**	30.003
Imposto de renda e contribuição social	**320.395**	24.392	**481.736**	97.994
Dividendos a pagar (Nota 18)	**794.803**	306.372	**807.026**	306.415
Instrumentos financeiros (Nota 21)	**27.167**	27.647	**129.112**	90.868
Passivo atuarial (Nota 17)	-	-	**11.166**	8.891
Demais contas a pagar	**136.992**	95.995	**202.128**	224.120
	2.239.083	1.846.094	**3.916.815**	4.205.279
Exigível a longo prazo				
Empréstimos e financiamentos (Nota 13)	**961.957**	1.597.248	**3.508.334**	4.087.373
Debêntures (Nota 14)	-	-	-	240.000
Tributos parcelados (Nota 15)	**151.267**	91.190	**161.464**	103.047
Imposto de Renda e Contribuição Social diferidos (Nota 9)	**75.592**	89.637	**243.335**	184.320
Provisão para contingências (Nota 16)	**589.769**	502.685	**1.019.548**	914.315
Passivo Atuarial (Nota 17)	**962.431**	967.802	**1.374.450**	1.390.868
Instrumentos financeiros (Nota 21)	**155.581**	54.597	**556.827**	284.000
Valores a pagar a sociedades ligadas (Nota 7)	**94.411**	20.655	**16.920**	34.072
Demais contas a pagar	**31.052**	146.637	**40.126**	15.713
	3.022.060	3.470.451	**6.921.004**	7.253.708
Participação dos acionistas minoritários			**194.171**	114.404
Patrimônio líquido (Nota 18)				
Capital social	**1.280.839**	1.280.839	**1.280.839**	1.280.839
Reservas de capital	**1.831.542**	1.831.542	**1.831.542**	1.831.542
Reservas de lucros	**2.897.598**	912.677	**2.837.103**	887.040
	6.009.979	4.025.058	**5.949.484**	3.999.421
Total do passivo e do patrimônio líquido	**11.271.122**	9.341.603	**16.981.474**	15.572.812

As notas explicativas são parte integrante das demonstrações contábeis.

DEMONSTRAÇÕES DO RESULTADO DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2004 E 2003

(em milhares de reais, exceto o lucro líquido por ação, expresso em reais)

	Controladora		Consolidado	
	2004	2003	2004	2003
Receita bruta de vendas e serviços				
Vendas de produtos				
Mercado interno	**7.239.704**	5.100.232	**11.973.574**	8.482.125
Mercado externo	**1.435.442**	1.012.749	**3.801.115**	2.484.322
Vendas de serviços	**128.210**	108.281	**209.263**	129.135
	8.803.356	6.221.262	**15.983.952**	11.095.582
Deduções da receita bruta, principalmente impostos sobre vendas	**(2.120.229)**	(1.412.503)	**(3.754.079)**	(2.435.673)
Receita líquida de vendas e serviços	**6.683.127**	4.808.759	**12.229.873**	8.659.909
Custo dos produtos e serviços vendidos	**(3.585.897)**	(3.012.755)	**(6.657.821)**	(5.592.873)
Lucro bruto	**3.097.230**	1.796.004	**5.572.052**	3.067.036
Despesas operacionais				
Despesas com vendas	**(97.650)**	(69.201)	**(241.393)**	(180.262)
Despesas gerais e administrativas	**(89.685)**	(74.852)	**(207.726)**	(194.492)
Honorários da administração	**(29.180)**	(24.460)	**(37.942)**	(31.151)
Outras despesas operacionais, líquidas	**(88.155)**	(150.279)	**(126.226)**	(135.603)
	(304.670)	(318.792)	**(613.287)**	(541.508)
Lucro operacional antes das despesas financeiras e participação em sociedades controladas e coligadas	**2.792.560**	1.477.212	**4.958.765**	2.525.528
Despesas financeiras, líquidas (Nota 19)	**(298.973)**	(360.748)	**(768.868)**	(851.445)
Participação em sociedades controladas e coligadas (Nota 10)				
Equivalência patrimonial	**1.262.486**	412.614	**323.391**	115.259
Amortização de deságio	**3.674**	3.674	**3.674**	3.674
(Provisão) reversão para passivo a descoberto	**117.662**	44.952	**-**	(3.222)
	1.084.849	100.492	**(441.803)**	(735.734)
Lucro operacional	**3.877.409**	1.577.704	**4.516.962**	1.789.794
Despesas não operacionais, líquidas	**(12.628)**	(23.951)	**(111.719)**	(33.812)
Lucro antes da tributação e participações	**3.864.781**	1.553.753	**4.405.243**	1.755.982
Imposto de renda e contribuição social (Nota 9)				
Imposto de renda	**(623.531)**	(172.408)	**(977.446)**	(310.748)
Contribuição social	**(187.526)**	(68.658)	**(317.210)**	(111.666)
	(811.057)	(241.066)	**(1.294.656)**	(422.414)
Participação dos acionistas minoritários	**-**	-	**(91.721)**	(27.396)
Lucro líquido do exercício	**3.053.724**	1.312.687	**3.018.866**	1.306.172
Lucro por ação do capital social no fim do exercício	**R$ 13,9199**	R$ 5,9837		

As notas explicativas são parte integrante das demonstrações contábeis.

DEMOSNTRAÇÕES DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO EM 31 DE DEZEMBRO DE 2004 E 2003
(em milhares de reais)

		Reservas de capital			Reservas de lucros			
	Capital social	Valor excedente na subscrição de ações	Ações em tesouraria	Incentivos fiscais	Legal	Para investimentos e capital de giro	Lucros (prejuízos) acumulados	Total
Em 31 de dezembro de 2002	1.221.000	1.863.629	(181.611)	149.524	-	-	-	3.052.542
Aumento de capital por conversão de Debêntures em ações	59.839	-	-	-	-	-	-	59.839
Cancelamento de ações em tesouraria	-	(76.316)	76.316	-	-	-	-	-
Lucro líquido do exercício	-	-	-	-	-	-	1.312.687	1.312.687
Destinação do lucro líquido do exercício:								
Reserva legal	-	-	-	-	65.634	-	(65.634)	-
Juros sobre capital próprio	-	-	-	-	-	-	(354.091)	(354.091)
Dividendos	-	-	-	-	-	-	(45.919)	(45.919)
Reserva de investimento e capital de giro	-	-	-	-	-	847.043	(847.043)	-
Em 31 de dezembro de 2003	1.280.839	1.787.313	(105.295)	149.524	65.634	847.043	-	4.025.058
Lucro líquido do exercício	-	-	-	-	-	-	**3.053.724**	**3.053.724**
Destinação do lucro líquido do exercício:								
Reserva legal	-	-	-	-	**152.686**	-	**(152.686)**	-
Juros sobre capital próprio	-	-	-	-	-	-	**(394.004)**	**(394.004)**
Dividendos	-	-	-	-	-	-	**(674.799)**	**(674.799)**
Reserva de investimento e capital de giro	-	-	-	-	-	**1.832.235**	**(1.832.235)**	-
Em 31 de dezembro de 2004	**1.280.839**	**1.787.313**	**(105.295)**	**149.524**	**218.320**	**2.679.278**	-	**6.009.979**

As notas explicativas são parte integrante das demonstrações contábeis.

DEMONSTRAÇÕES DAS ORIGENS E APLICAÇÕES DE RECURSOS DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2004 E 2003
(em milhares de reais)

	Controladora		Consolidado	
	2004	2003	2004	2003
ORIGENS DOS RECURSOS				
Das operações sociais:				
Lucro líquido do exercício	**3.053.724**	1.312.687	**3.018.866**	1.306.172
Despesas (receitas) que não afetam o capital circulante líquido:				
Variações monetárias e cambiais de longo prazo, líquidas	**63.114**	(14.716)	**16.259**	151.992
Depreciação e amortização	**252.764**	241.167	**543.331**	502.746
Participação em sociedades controladas e coligadas	**(1.383.822)**	(461.240)	**(327.065)**	(115.711)
Constituição de provisões no exigível a longo prazo	**172.435**	177.518	**269.494**	285.611
Imposto de renda e contribuição social diferidos	**256.596**	203.636	**241.582**	227.874
Provisão (reversão) para perdas no realizável a longo prazo	**4.659**	(7.251)	**5.268**	(7.350)
Resultado na venda de ativo permanente	**22.972**	39.559	**108.410**	42.849
Participação dos acionistas minoritários	-	-	**91.721**	27.396
Outras	**12.604**	(6.199)	**20.817**	(4.754)
	2.455.046	1.485.161	**3.988.683**	2.416.825
Dos acionistas:				
Integralização de capital	-	-	**49.611**	-
Aumento do capital por conversão de debêntures	-	59.839	-	59.839
	-	59.839	**49.611**	59.839
De terceiros:				
Financiamentos e debêntures	**3.931**	460.530	**1.116.984**	1.359.869
Amortização de valores a receber de sociedades ligadas	**226.362**	1.319	**17.673**	-
Acréscimo em outras contas a pagar a longo prazo	**167.963**	-	**92.195**	8.775
Decréscimo em outros realizáveis a longo prazo	**180.124**	182.270	**319.695**	242.781
Baixa de investimentos	-	-	**85.078**	-
Outras	**152.665**	50.266	**9.296**	50.266
	731.045	694.385	**1.640.921**	1.661.691
Total dos recursos obtidos	**3.186.091**	2.239.385	**5.679.215**	4.138.355
APLICAÇÕES DOS RECURSOS				
No ativo permanente				
Investimentos	**348**	1.489	**2.628**	4.099
Imobilizado	**161.167**	240.369	**332.116**	475.388
Diferido	-	-	**11.257**	19.582
Por transferência para o circulante:				
De empréstimos e financiamentos e debêntures a longo prazo	**619.314**	769.971	**1.635.727**	1.605.029
De outros exigíveis a longo prazo	**83.090**	30.405	**97.540**	22.893
Valores a receber de sociedades ligadas	**105.546**	109.964	-	-
Acréscimo em outros realizáveis a longo prazo	**40.409**	21.915	**49.733**	168.664
Decréscimo em outros exigíveis a longo prazo	**19.813**	27.402	**13.440**	27.402
Dividendos / juros sobre o capital próprio	**1.068.803**	400.010	**1.084.329**	400.010
Outras	**42.768**	264	**68.395**	35.206
Total das aplicações	**2.141.258**	1.601.789	**3.295.165**	2.758.273
Aumento no capital circulante líquido	**1.044.833**	637.596	**2.384.050**	1.380.082
Ativo circulante				
No início do exercício	**2.309.116**	2.103.290	**4.247.631**	3.700.748
No fim do exercício	**3.746.938**	2.309.116	**6.343.217**	4.247.631
	1.437.822	205.826	**2.095.586**	546.883
Passivo circulante				
No início do exercício	**1.846.094**	2.277.864	**4.205.279**	5.038.478
No fim do exercício	**2.239.083**	1.846.094	**3.916.815**	4.205.279
	392.989	(431.770)	**(288.464)**	(833.199)
Aumento no capital circulante líquido	**1.044.833**	637.596	**2.384.050**	1.380.082

As notas explicativas são parte integrante das demonstrações contábeis.

INFORMAÇÕES COMPLEMENTARES

DEMONSTRAÇÕES DO FLUXO DE CAIXA EM 31 DE DEZEMBRO DE 2004 E 2003
(em milhares de reais)

	Controladora		Consolidado	
	2004	2003	2004	2003
ATIVIDADES OPERACIONAIS				
Ajustes para conciliar o resultado:				
Lucro líquido do exercício	**3.053.724**	1.312.687	**3.018.866**	1.306.172
Encargos e variações monetárias/cambiais líquidas	**312.169**	285.960	**720.840**	520.748
Depreciação e amortização	**252.764**	241.167	**543.331**	502.746
Baixa de investimentos	**22.734**	57	**107.786**	(411)
Participações em controladas/coligadas	**(1.383.822)**	(461.240)	**(327.065)**	(115.711)
Dividendos recebidos	**-**	3.972	**1.338**	3.972
Imposto de renda e contribuição social	**811.057**	241.066	**1.294.656**	422.414
Reversão de provisões	**18.112**	77.743	**38.306**	196.124
Ajuste participação minoritários	**-**	-	**91.721**	27.396
	3.086.738	1.701.412	**5.489.779**	2.863.450
(Acréscimo) decréscimo de ativos				
Em contas a receber	**(34.628)**	(93.316)	**(366.937)**	(68.619)
Nos estoques	**(248.848)**	(20.852)	**(538.611)**	(191.464)
Impostos recuperar	**97.616**	(81.269)	**82.183**	(149.266)
Imposto de renda e contribuição social diferidos	**228.042**	(138.857)	**332.202**	(138.857)
Depósitos judiciais	**(29.190)**	(467)	**(35.349)**	(40.692)
Outros	**140.434**	(42.668)	**(4.669)**	63.744
	153.426	(377.429)	**(531.181)**	(525.154)
Acréscimo (decréscimo) de passivos				
Em fornecedores e empreiteiros no país	**(41.228)**	19.469	**26.561**	(7.396)
Valores a pagar a sociedades ligadas	**(41.814)**	(29.788)	**3.980**	9.674
Adiantamentos de clientes	**4.744**	(18.688)	**38.088**	37.046
Tributos a recolher	**84.753**	11.136	**132.849**	15.186
Imposto de renda e contribuição social	**(327.528)**	(110.702)	**(527.122)**	(182.251)
Outros	**(106.803)**	142.649	**(92.463)**	247.441
	(427.876)	14.076	**(418.107)**	119.700
Fluxo de caixa das atividades operacionais	**2.812.288**	1.338.059	**4.540.491**	2.457.996
ATIVIDADES DE INVESTIMENTOS				
Adições de investimentos	**(348)**	(1.489)	**(2.628)**	(4.792)
Adições para imobilizado, exclusive encargos capitalizados	**(161.167)**	(240.369)	**(333.276)**	(447.926)
Baixa (adições) de ativo permanente	**-**	39.501	**(51.516)**	46.688
Fluxo de caixa das atividades de investimentos	**(161.515)**	(202.357)	**(387.420)**	(406.030)
ATIVIDADES DE FINANCIAMENTOS				
Ingressos de empréstimos, financiamentos e debêntures	**20.619**	1.193.614	**1.655.060**	4.291.963
Pagamento de empréstimos, financiamentos, debêntures e tributos parcelados	**(971.627)**	(2.010.387)	**(3.471.627)**	(5.267.568)
Juros pagos de empréstimos, financiamentos, debêntures e tributos parcelados	**(155.786)**	(239.116)	**(581.947)**	(629.115)
Resgate de operações de swap	**(22.330)**	19.124	**(92.453)**	(144.518)
Dividendos pagos	**(564.500)**	(93.969)	**(564.500)**	(97.940)
Fluxo de caixa das atividades de financiamentos	**(1.693.624)**	(1.130.734)	**(3.055.467)**	(1.847.178)
VARIAÇÃO CAMBIAL SOBRE DISPONIBILIDADES	**(1.743)**	(23.927)	**(38.437)**	(93.536)
Acréscimo (decréscimo) em caixa	**955.406**	(18.959)	**1.059.167**	111.252
Saldo inicial de caixa	**442.733**	461.692	**843.007**	731.755
Saldo final de caixa	**1.398.139**	442.733	**1.902.174**	843.007

As notas explicativas são parte integrante das demonstrações contábeis.

INFORMAÇÕES COMPLEMENTARES

DEMONSTRAÇÕES DO VALOR ADICIONADO EM 31 DE DEZEMBRO DE 2004 E 2003
(em milhares de reais)

	Controladora		Consolidado	
	2004	2003	2004	2003
Receita bruta de vendas e resultado não operacional (*)	**8.667.566**	6.077.050	**15.709.465**	10.881.306
Bens e serviços adquiridos de terceiros	**(3.866.028)**	(3.272.540)	**(7.682.222)**	(6.228.769)
Valor adicionado bruto	**4.801.538**	2.804.510	**8.027.243**	4.652.537
Retenções (depreciação e amortização)	**(233.385)**	(228.609)	**(437.123)**	(418.520)
Valor adicionado líquido	**4.568.153**	2.575.901	**7.590.120**	4.234.017
Transferências				
Participação em sociedades controladas e coligadas	**1.383.822**	461.240	**327.065**	115.711
Superávit atuarial da FEMCO	-	-	**4.562**	93.556
Receitas financeiras	**58.605**	(34.869)	**130.114**	(14.607)
Participação dos acionistas minoritários	-	-	**(91.721)**	(27.396)
	1.442.427	426.371	**370.020**	167.264
Valor adicionado a distribuir	**6.010.580**	3.002.272	**7.960.140**	4.401.281

DISTRIBUIÇÃO DO VALOR ADICIONADO

	Controladora				Consolidado			
	2004		2003		2004		2003	
	Valor	%	Valor	%	Valor	%	Valor	%
Governo (**)	**2.167.152**	**36,06**	988.060	32,91	**3.307.081**	**41,55**	1.739.939	39,53
Colaboradores								
Salários	**337.808**	**5,62**	252.267	8,40	**564.868**	**7,10**	432.140	9,82
Previdência privada	**72.668**	**1,21**	100.447	3,35	**69.469**	**0,87**	107.809	2,45
Benefícios	**54.999**	**0,91**	46.720	1,56	**203.588**	**2,56**	161.626	3,67
Financiadores	**324.229**	**5,39**	302.091	10,06	**796.268**	**10,00**	653.595	14,85
Acionistas								
Dividendos/Juros s/ capital próprio	**1.068.803**	**17,78**	400.010	13,32	**1.068.803**	**13,43**	400.010	9,09
Lucros retidos do exercício	**1.984.921**	**33,03**	912.677	30,40	**1.950.063**	**24,49**	906.162	20,59
Valor adicionado distribuído	**6.010.580**	**100,00**	3.002.272	100,00	**7.960.140**	**100,00**	4.401.281	100,00

(*) Receita bruta de vendas e resultado não operacional compõe-se de: receita bruta menos vendas canceladas, abatimentos sobre vendas e provisão para devedores duvidosos; mais o resultado não operacional.

(**) Os encargos previdenciários estão classificados na rubrica Governo, de acordo com o Ofício-circular CVM/SNC/SEP nº 01/2004.

NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES CONTÁBEIS
CONTROLADORA E CONSOLIDADAS - 31 DE DEZEMBRO DE 2004 E 2003
(em milhares de reais, exceto quando mencionado)

1. CONTEXTO OPERACIONAL

A Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS - tem por objetivo a exploração da indústria siderúrgica e correlatas. Na Usina Intendente Câmara, localizada em Minas Gerais, a Companhia produz aços laminados planos destinados ao mercado interno e à exportação.

A estratégia utilizada pela Companhia inclui centros de serviços e de distribuição localizados em várias partes do país, além dos portos de Cubatão em São Paulo e de Praia Mole no Espírito Santo.

Visando à ampliação de seu ramo de atividade, a Companhia mantém participação em empresas controladas, controladas em conjunto, e coligadas, diretas e indiretas, cujos contextos operacionais das principais são sumarizados na Nota 10.

2. BASE DE ELABORAÇÃO E APRESENTAÇÃO DAS DEMONSTRAÇÕES CONTÁBEIS

As demonstrações contábeis foram elaboradas e estão sendo apresentadas de acordo com as práticas contábeis adotadas no Brasil, baseando-se nas disposições contidas na Lei das Sociedades por Ações, nas normas e pronunciamentos da Comissão de Valores Mobiliários – CVM e do Instituto dos Auditores Independentes do Brasil - IBRACON.

Com o objetivo de aprimoramento das informações prestadas ao mercado, a Companhia está apresentando as seguintes informações complementares da controladora e consolidado:

(a) Demonstração do fluxo de caixa: elaborada de acordo com a Norma e Procedimento de Contabilidade - NPC 20 do IBRACON – Instituto dos Auditores Independentes do Brasil, com a finalidade de apresentar as entradas e saídas de caixa da controladora e consolidado no exercício.

(b) Demonstração do valor adicionado: elaborada de acordo com o Ofício Circular nº 01/2004 da Comissão de Valores Mobiliários – CVM, que tem por finalidade apresentar o resultado do exercício do ponto de vista de criação de riqueza (agregação de valores) pela Companhia e a distribuição dessa riqueza pelos fatores que contribuíram para a sua criação.

3. CRITÉRIOS DE CONSOLIDAÇÃO

As demonstrações contábeis consolidadas em 31 de dezembro de 2004 e 2003 incluem as demonstrações contábeis da controladora Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS e das seguintes empresas controladas e controladas em conjunto, todas examinadas ou revisadas na extensão julgada necessária, por auditores independentes:

	% de Participação no capital	
	2004	2003
Cia.Siderúrgica Paulista – Cosipa	**92,89**	92,89
Usiminas Mecânica S.A	**99,99**	99,99
Rio Negro S.A (*)	**64,43**	22,2
Usiparts S.A	**95,23**	95,23
Usiminas International Ltd	**100**	100
Fasal S.A. Com. Ind. Prod. Siderúrgicos	**50**	-
Unigal Ltda. (**)	**79,34**	96,72
Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda.	**50**	50
Siderholding Participações Ltda.	**50**	50
RNcentro Participações Ltda.	**99,99**	99,99

(*) Em 31 de dezembro 2003, 22,2% de participação direta e 42,23% de participação indireta, via RNcentro.
(**) Em 31 de dezembro 2004, 64,99% de participação direta e 14,35% de participação indireta, via Usiminas International.

A seguir, o resumo das demonstrações contábeis das empresas controladas em conjunto:

(a) Balanços Patrimoniais

	2004			2003		
	Fasal	Usiroll	Unigal	Fasal	Usiroll	Unigal
Ativo						
Circulante	**214.459**	**3.767**	**100.846**	131.216	2.919	119.915
Realizável a longo prazo	**7.887**	**-**	**12.856**	11.252	-	11.906
Permanente	**12.365**	**5.142**	**400.311**	12.963	5.920	429.698
Total do ativo	**234.711**	**8.909**	**514.013**	155.431	8.839	561.519
Passivo e Patrimônio Líquido						
Circulante	**57.092**	**389**	**117.441**	46.382	266	136.215
Exigível a longo prazo	**16.731**	**-**	**353.929**	17.322	-	546.956
Patrimônio líquido	**160.888**	**8.520**	**42.643**	91.727	8.573	(121.652)
Total do passivo e patrimônio líquido	**234.711**	**8.909**	**514.013**	155.431	8.839	561.519

(b) Demonstrações dos resultados

	2004			2003		
	Fasal	Usiroll	Unigal	Fasal	Usiroll	Unigal
Receita líquida de vendas e serviços	**526.373**	**3.732**	**140.410**	280.553	3.196	194.729
Custo produtos e serviços vendidos	**(394.069)**	**(2.178)**	**(36.898)**	(220.585)	(2.070)	(31.376)
(Despesas) receitas operacionais	**(20.941)**	**99**	**(73.136)**	(7.569)	(1)	(76.363)
Receitas não operacionais	**540**	**-**	**-**	1.131	-	-
Provisão IR e CSLL	**(33.407)**	**(204)**	**(4.710)**	(11.634)	(144)	(37.182)
Lucro líquido do período	**78.496**	**1.449**	**25.666**	41.896	981	49.808

O processo de consolidação, para as controladas diretas e consolidação proporcional para controladas em conjunto, das contas patrimoniais e de resultados corresponde à soma horizontal dos saldos das contas de ativo, passivo, receitas e despesas, segundo a natureza de cada saldo, complementada com as eliminações:

i. das participações no capital, reservas e resultados acumulados mantidos entre as empresas;
ii. dos saldos de contas correntes e outros saldos, integrantes do ativo e/ou passivo, mantidas entre as companhias, inclusive *resultados não realizados; e*
iii. identificação da participação dos acionistas minoritários.

Deságio na aquisição de investimentos - está demonstrado em consonância com a instrução CVM nº 247/96, classificado como imobilizado.

A conciliação entre o patrimônio líquido e o lucro líquido do exercício da controladora e do consolidado em 31 de dezembro de *2004 e 2003 é como segue:*

	Patrimônio líquido		Lucro líquido do exercício	
	2004	2003	2004	2003
Saldos contábeis da controladora	**6.009.979**	4.025.058	**3.053.724**	1.312.687
Lucros não realizados	**(60.495)**	(25.637)	**(34.858)**	(6.515)
Saldos consolidados	**5.949.484**	3.999.421	**3.018.866**	1.306.172

As demonstrações contábeis da Companhia e as demonstrações contábeis consolidadas dos exercícios findos em 31 de dezembro de 2004 e de 2003, estão apresentadas separadamente, sob os títulos de CONTROLADORA e CONSOLIDADO, respectivamente.

4. SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

4.1. Apuração do resultado

O resultado é apurado pelo regime contábil de competência de exercícios e inclui os rendimentos, encargos e variações monetárias ou cambiais a índices ou taxas oficiais incidentes sobre ativos e passivos circulantes e a longo prazo. Do resultado são deduzidas/acrescidas as parcelas atribuíveis de imposto de renda e contribuição social (vide item 4.4, a seguir).

4.2. Ativo circulante e realizável a longo prazo

(a) Disponibilidades: Os títulos e valores mobiliários, classificados como disponibilidades, são representados por aplicações a curto prazo e demonstrados ao custo acrescido dos rendimentos auferidos até a data das demonstrações contábeis.

(b) Contas a Receber: São apresentados pelos respectivos valores de realização e incluem, a provisão para devedores duvidosos cujo cálculo é baseado em estimativa suficiente para cobrir possíveis perdas na realização das contas a receber, considerando a situação de cada cliente e respectivas garantias oferecidas. Os créditos em moeda estrangeira são demonstrados às taxas de câmbio vigentes na data do balanço.

(c) Estoques: Os estoques são demonstrados ao custo médio das compras ou produção, inferior ao custo de reposição ou ao valor de realização. As importações em andamento são demonstradas ao custo acumulado de cada operação.

(d) Demais ativos: São apresentados ao valor de realização, incluindo, quando aplicável, os rendimentos e as variações monetárias ou cambiais auferidos.

4.3. Ativo Permanente

(a) Investimentos: Os investimentos relevantes em controladas, controladas em conjunto e coligadas são avaliados pelo método da equivalência patrimonial e são eliminados para as empresas incluídas no processo de consolidação. Os demais investimentos estão demonstrados ao custo de aquisição, acrescido da correção monetária até 31 de dezembro de 1995. O deságio é amortizado de acordo com critérios descritos na Nota 10.

(b) Imobilizado: O imobilizado é registrado pelo custo de aquisição ou construção, corrigido monetariamente até 31 de dezembro de 1995. A depreciação é calculada pelo método linear e está de acordo com a expectativa de vida útil dos bens. Os encargos financeiros relativos a recursos captados para obras em andamento são capitalizados até que as mesmas sejam concluídas.

(c) O diferido consolidado refere-se a gastos pré-operacionais de modernização da planta industrial, de pesquisa e de desenvolvimento de projetos, substancialmente, na Cosipa e Unigal, e estão sendo amortizados pelo método linear, em períodos que variam entre cinco e dez anos.

4.4. Imposto de renda e contribuição social

O imposto sobre renda foi calculado com base no resultado, ajustado ao lucro real pelas adições e exclusões previstas na legislação, conforme descrito na Nota 9. A contribuição social foi calculada à alíquota vigente, sobre o resultado antes do imposto de renda. Imposto de renda e contribuição social diferidos foram constituídos, com base nas alíquotas conhecidas, sobre prejuízo fiscal, base negativa de contribuição social e para as adições e exclusões cuja dedutibilidade ou tributação ocorrerá em exercícios futuros, de acordo com o disposto na deliberação CVM nº 273, de 20 de agosto de 1998 e Instrução CVM nº 371 de 27 de junho de 2002, que aprovou o pronunciamento do IBRACON sobre a contabilização do imposto de renda e da contribuição social (vide Nota 9). Os montantes de imposto de renda e contribuição social a pagar estão apresentados líquidos das antecipações efetuadas ao longo dos exercícios de 2004 e 2003. O reconhecimento dos créditos tributários está fundamentado em estudo de expectativa de lucros tributáveis futuros, que foi baseado em estudo técnico de viabilidade, examinado pelo Conselho Fiscal e aprovado pelo Conselho de Administração.

O Imposto de renda e contribuição social diferidos passivos referem-se à depreciação acelerada incentivada e ao imposto incidente sobre a variação cambial líquida não realizada. Estão registrados no passivo circulante ou no exigível a longo prazo de acordo com seus respectivos prazos de exigibilidade.

4.5. Passivo circulante e exigível a longo prazo
(a) Provisões para contingências: As provisões para contingências, relacionadas a processos trabalhistas, tributários e cíveis, são constituídas em montante suficiente para fazer face a eventuais perdas nas instâncias administrativas e judiciais, baseadas nas opiniões dos consultores jurídicos internos.

(b) Passivo atuarial: A Companhia e algumas de suas controladas participam de planos de pensão, administrados por entidades fechadas de previdência privada, que provêm a seus empregados pensões e outros benefícios pós-emprego. Os passivos atuariais foram calculados sob a responsabilidade de atuários independentes, e foram registrados adotando-se o método de critério unitário projetado, conforme previsto na Deliberação CVM 371/2000 (Nota 17).

(c) Demais passivos: São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e das variações monetárias ou cambiais incorridos, em base "pró-rata" dia.

4.6. Operações em moeda estrangeira
O critério para conversão dos saldos ativos e passivos das operações em moeda estrangeira (principalmente dólar norte-americano) consiste na conversão para moeda nacional (R$) à taxa de câmbio vigente na data de encerramento do período US$ 1,00=R$ 2,6544 (31/12/2003: US$ 1,00=R$ 2,8892).

4.7. Participação dos empregados
A Companhia provisiona a participação de empregados no resultado, em função de metas operacionais e financeiras divulgadas a seus colaboradores. Tais valores foram registrados nas rubricas de "Custos dos produtos e serviços vendidos", "Despesas com vendas" e "Despesas gerais e administrativas".

4.8. Estimativas contábeis
Na elaboração das demonstrações contábeis é necessário utilizar estimativas para contabilizar certos ativos, passivos e outras transações. As demonstrações contábeis da Companhia incluem, portanto, estimativas referentes à seleção das vidas úteis do ativo imobilizado, provisões necessárias para passivos contingentes, determinações de provisões para imposto de renda e outras similares. Os resultados reais podem apresentar variações em relação às estimativas.

5. DISPONIBILIDADES

	Controladora		Consolidado	
	2004	2003	2004	2003
Caixa e bancos	**63.909**	57.046	**103.354**	129.125
Aplicações financeiras	**1.334.230**	385.687	**1.798.820**	713.882
	1.398.139	442.733	**1.902.174**	843.007

As aplicações financeiras referem-se substancialmente a certificados de depósitos bancários e fundos de renda fixa, remuneradas a uma taxa média próxima a variação do CDI e aplicações financeiras no exterior, remuneradas à taxas pré-fixadas mais variação cambial do dólar norte-americano.

6. CONTAS A RECEBER

	Controladora		Consolidado	
	2004	2003	2004	2003
Empresas controladas	**124.347**	164.600	**89.708**	74.530
Clientes				
Mercado interno	**624.060**	435.532	**1.235.699**	926.276
Mercado externo	**181.096**	281.474	**565.067**	503.834
	929.503	881.606	**1.890.474**	1.504.640
Provisão para devedores duvidosos	**(39.121)**	(25.852)	**(79.740)**	(60.843)
	890.382	855.754	**1.810.734**	1.443.797

7. TRANSAÇÕES COM PARTES RELACIONADAS

Os principais saldos e transações com partes relacionadas são os seguintes:

	ATIVO			
	Circulante		Realizável a longo	
	2004	2003	2004	2003
Usiminas Mecânica S.A.	**28.339**	15.919	-	-
Companhia Vale do Rio Doce - CVRD	**99**	475	-	-
Usiparts S.A. Sistemas Automotivos	**8.464**	25.431	**24.850**	-
Companhia Siderúrgica Paulista - Cosipa	**116.378**	54.655	**53.564**	55.411
Fasal S.A. Com. Ind. Prod. Siderúrgicos	**8.673**	28.469	-	-
Camargo Corrêa Cimentos S.A.	**458**	375	-	-
Rio Negro Com. Ind. Aço S.A.	**90.032**	57.874	-	-
Usiminas International Ltd.	-	-	**59.724**	241.843
Siderholding Participações Ltda.	**2**	2	**68**	306
Usifast Logística Industrial	**10**	-	-	-
Unigal Ltda.	**3.130**	14	-	-
	255.585	183.214	**138.206**	297.560

	PASSIVO			
	Circulante		Realizável a longo	
	2004	2003	2004	2003
Usiminas Mecânica S.A.	**2.385**	106.170	**77.491**	-
Nippon Usiminas Co Ltd (*)	**56.165**	60.736	**238.896**	317.812
Companhia Vale do Rio Doce - CVRD	**12.946**	13.270	-	-
Usiparts S.A. Sistemas Automotivos	**470**	230	-	-
Companhia Siderúrgica Paulista - Cosipa	**2.701**	22.202	-	-
Camargo Corrêa Cimentos S.A.	**3.677**	3.726	**16.920**	20.655
Rio Negro Com. Ind. Aço S.A.	**1.817**	521	-	-
MRS Logística S.A.	**282**	491	-	-
Usiminas International Ltd. (**)	**4.456**	3.990	**145.992**	158.906
Usifast Logística Industrial	**4.153**	1.425	-	-
Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda.	**288**	321	-	-
Unigal Ltda.	**18.179**	33.424	-	-
	107.519	246.506	**479.299**	497.373

(*) Empréstimos e financiamentos, em dólares norte-americanos, sobre os quais incidem encargos de 2,95% ao ano.
(**) Empréstimos e financiamentos, em dólares norte-americanos, sobre os quais incidem encargos de 4,53% ao ano.

	Vendas		Compras	
	2004	2003	**2004**	2003
Usiminas Mecânica S.A.	**222.245**	129.682	**60.790**	74.169
Companhia Vale do Rio Doce – CVRD	**1.603**	2.210	**614.531**	435.525
Usiparts S.A. Sistemas Automotivos	**63.060**	31.636	**5.194**	3.030
Companhia Siderúrgica Paulista - Cosipa	**18.345**	26.080	**112.095**	747
Camargo Corrêa Cimentos S.A.	**4.702**	4.836	**61**	51
Fasal S.A. Com. Ind. Prod. Siderúrgicos	**359.609**	187.307	**3**	12
Rio Negro Com. Ind. Aço S.A.	**479.593**	275.828	**19.883**	14.975
MRS Logística S.A.	**393**	982	**63.222**	49.945
Usifast Logística Industrial	**642**	58	**67.656**	49.361
Usimpex Industrial S.A.	**-**	-	**557**	397
Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda.	**4**	10	**4.376**	3.650
Unigal Ltda.	**141**	204	**161.561**	251.876
	1.150.337	658.833	**1.109.929**	883.738

	Receitas		Despesas	
	2004	2003	**2004**	2003
Usiminas Mecânica S.A.	**-**	-	**14.216**	23.342
Usiminas International Ltd.	**(21.163)**	(41.925)	**(6.368)**	(29.611)
Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda.	**-**	2	**-**	-
	(21.163)	41.923	**7.848**	6.269

As operações com partes relacionadas são substancialmente contratadas em condições de mercado, considerando preços, prazos e encargos financeiros. Eventuais divergências dos saldos e operações acima apresentados e aqueles que venham a ser divulgados pelas partes relacionadas, referem-se a operações em trânsito, normais, e consideradas irrelevantes às demonstrações contábeis como um todo.

8. ESTOQUES

	Controladora		Consolidado	
	2004	2003	**2004**	2003
Produtos acabados	**176.335**	182.334	**378.895**	305.015
Produtos em elaboração	**175.400**	105.875	**380.016**	243.899
Matérias-primas	**276.868**	181.678	**513.321**	429.388
Suprimentos e sobressalentes	**185.379**	158.825	**332.522**	296.357
Importações em andamento	**113.018**	51.138	**219.889**	53.287
Outros	**4.440**	2.742	**155.814**	113.900
	931.440	682.592	**1.980.457**	1.441.846

Do total do estoque consolidado, R$ 82.838 (R$ 148.511 em 2003) garantem empréstimos, financiamentos e outras obrigações da controlada Cosipa e empréstimos da controlada indireta Cosipa Overseas Ltd.

9. IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL

9.1. Imposto de renda e contribuição social no resultado

	CONTROLADORA			
	2004		2003	
	Imposto de Renda	Contribuição Social	Imposto de Renda	Contribuição Social
Lucro antes do imposto de renda e da contribuição social	**3.864.781**	3.864.781	**1.553.753**	1.553.753
Juros sobre capital próprio	**(394.004)**	(394.004)	**(354.091)**	(354.091)
Base de cálculo	**3.470.777**	3.470.777	**1.199.662**	1.199.662
Adições (exclusões)	**(1.073.762)**	(1.094.489)	**(677.372)**	(646.125)
Base de cálculo antes de compensação de prejuízos	**2.397.015**	2.376.288	**522.290**	553.537
Compensação de prejuízos fiscais / base negativa	**(719.104)**	(712.886)	**(156.687)**	(166.060)
Base de cálculo	**1.677.911**	1.663.402	**365.603**	387.477
Imposto de renda e contribuição social apurados	**(419.454)**	(149.706)	**(91.377)**	(34.873)
Incentivo Fiscal	**17.239**	-	**4.936**	-
Imposto de renda e contribuição social	**(402.215)**	(149.706)	**(86.441)**	(34.873)
IR/CS diferidos sobre adições temporárias	**(190.074)**	(37.820)	**(85.967)**	(34.359)
IR/CS exercício anterior	**(31.242)**	-	**-**	574
Total da despesa de imposto de renda e contribuição social	**(623.531)**	(187.526)	**(172.408)**	(68.658)

	CONSOLIDADO			
	2004		2003	
	Imposto de Renda	Contribuição Social	Imposto de Renda	Contribuição Social
Lucro antes do imposto de renda e da contribuição social	**4.405.243**	4.405.243	**1.755.982**	1.755.982
Juros sobre capital próprio	**(510.383)**	(510.383)	**(354.091)**	(354.091)
Base de cálculo	**3.894.860**	3.894.860	**1.401.891**	1.401.891
Adições (exclusões)	**(1.109.094)**	(1.135.865)	**(248.925)**	(355.050)
Base de cálculo antes de compensação de prejuízos	**2.785.766**	2.758.995	**1.152.966**	1.046.841
Compensação de prejuízos fiscais / base negativa	**(725.790)**	(720.425)	**(345.890)**	(314.052)
Base de cálculo	**2.059.976**	2.038.570	**807.076**	732.789
Imposto de renda e contribuição social apurados	**(767.101)**	(274.307)	**(201.769)**	(65.951)
Incentivo Fiscal	**28.441**	-	**7.934**	-
Imposto de renda e contribuição social	**(738.660)**	(274.307)	**(193.835)**	(65.951)
IR/CS diferidos sobre adições temporárias	**(184.960)**	(36.065)	**(116.913)**	(46.289)
IR/CS exercício anterior	**(53.826)**	(6.838)	-	574
Total da despesa de imposto de renda e contribuição social	**(977.446)**	(317.210)	**(310.748)**	(111.666)

A alíquota do imposto de renda é de 25% e a da contribuição social é de 9%.

9.2. Imposto de renda e contribuição social diferidos

	Controladora		Consolidado	
No ativo	2004	2003	2004	2003
Imposto de renda:				
Prejuízos fiscais	**338.157**	517.933	**496.112**	758.813
Provisões temporárias	**255.797**	282.073	**329.743**	350.162
Tributos contingentes	**31.440**	17.023	**32.534**	18.061
Outros			**13.679**	14.185
	625.394	817.029	**872.068**	1.141.221
Contribuição social:				
Base de cálculo negativa	**120.157**	163.837	**176.714**	250.106
Provisões temporárias	**94.187**	92.641	**120.814**	116.049
Outros	**5.727**		**10.827**	5.249
	220.071	256.478	**308.355**	371.404
Total	**845.465**	1.073.507	**1.180.423**	1.512.625
(-) Parcela do ativo circulante	**(294.607)**	(138.857)	**(294.607)**	(138.857)
No realizável a longo prazo	**550.858**	934.650	**885.816**	1.373.768
No passivo				
Imposto de renda / CSLL:				
Variação cambial diferida	**69.531**	64.188	**286.175**	214.972
Depreciação incentivada	**75.592**	49.841	**75.700**	51.896
Total	**145.123**	114.029	**361.875**	266.868
(-) Parcela do passivo circulante diferido	**(69.531)**	(24.392)	**(118.540)**	(82.548)
No exigível a longo prazo	**75.592**	89.637	**243.335**	184.320

A estimativa de realização do ativo fiscal diferido pode ser discriminada como segue:

	2004	
	Controladora	Consolidado
2005	**294.607**	**294.607**
2006	**258.554**	**464.740**
2007	**245.924**	**299.958**
2008	**46.380**	**65.423**
2009	**-**	**19.027**
2010 a 2014	**-**	**36.668**
Total	**845.465**	**1.180.423**

10. INVESTIMENTOS EM CONTROLADAS E COLIGADAS

10.1. Informações das controladas e coligadas

	Patrimônio líquido (passivo a descoberto)		Lucro (prejuízo) líquido do exercício	
	2004	2003	2004	2003
Companhia Siderúrgica Paulista-Cosipa	**2.123.869**	1.295.651	**961.315**	257.703
Usiminas Mecânica S.A.	**399.403**	369.016	**32.125**	20.616
RNCentro Participações Ltda.	**535**	36.745	**10.186**	11.512
Siderholding Participações Ltda.	**531**	91.574	**32.725**	34.457
Rio Negro Ind. Com. Aço S.A.	**120.580**	73.286	**63.059**	25.262
Consórcio Siderurgia Amazônia Ltd.	**1.529.633**	469.024	**1.060.609**	(487.076)
Unigal Ltda.	**42.643**	(121.652)	**25.666**	49.808
Usiminas International Ltd.	**339.581**	212.135	**144.686**	101.001
MRS Logística S.A.	**502.982**	280.638	**222.343**	351.882
Usiparts S.A. - Sistemas Automotivos	**30.845**	15.510	**15.334**	1.534
Outras	**179.747**	21.903	**80.375**	(1.546)

	Participação no capital social (%)		Quantidade de ações			
			2004		2003	
	2004	2003	Ordinárias	Preferenciais	Ordinárias	Preferenciais
Companhia Siderúrgica Paulista - Cosipa	**92,89**	92,89	**1.263.138.400**	**2.458.784.200**	1.263.138.400	2.458.784.200
Usiminas Mecânica S.A.	**99,9869**	99,9869	**1.275.989.091.970**	**306.332.475.835**	1.275.989.091.970	306.332.475.835
RNCentro Participações Ltda.	**99,9999**	99,9999	**4.373.161**	-	4.373.161	-
Siderholding Participações Ltda.	**50**	50	**948.447**	-	948.447	-
Rio Negro Ind. Com. Aço S.A.	**64,4264**	22,20213	**829.696.603**	-	285.923.595	-
Consórcio Siderurgia Amazônia Ltd.	**5,16**	5,16	**10.000**	-	10.000	-
Unigal Ltda.	**64,99**	96,72	**101.903.108**	-	95.439.582	-
Usiminas International Ltd.	**100**	100	**1**	-	1	-
MRS Logística S.A.	**10,1927**	10,1927	**35.262.482**	**342.805**	35.262.482	342.805
Usiparts S.A. - Sistemas Automotivos	**95,23**	95,23	**370.810**	**22.004**	370.810	22.004

10.2. Movimentação dos investimentos

	Em 31/12/2003	Adições	Equivalência patrimonial	Realização de deságio	Juros sobre capital próprio e dividendos	Em 31/12/2004	
Companhia Siderúrgica Paulista - COSIPA	1.203.530		892.908		(123.576)	**1.972.862**	(1)
Usiminas Mecânica S.A.	355.803		30.383	3.674		**389.860**	(2)
Usiminas International Ltd.	212.135		127.446			**339.581**	
Unigal Ltda.			27.714			**27.714**	(3) (4)
Consórcio Siderurgia Amazônia Ltd.	24.202		54.727			**78.929**	
MRS Logística S.A.	18.277		32.990			**51.267**	
Usiminas Importação e Exportação S.A.	3.853		243		(3.420)	**676**	
Siderholding Participações Ltda.	45.787	348	16.362			**62.497**	(5)
RNcentro Participações Ltda.	36.741		10.186		(5.727)	**41.200**	(5)
Usiparts S.A. - Sistemas Automotivos	14.770		14.604			**29.374**	
Fasal S.A Ind. Com. Prod. Siderúrgicos			22.710		(4.498)	**18.212**	
Rio Negro Com. Ind. Aço S.A.	16.271		31.307		(10.563)	**37.015**	
Outras	13.503		906		(750)	**13.659**	
Total	1.944.872	348	1.262.486	3.674	(148.534)	**3.062.846**	

(1) Usinas Siderúrgicas de Minas Gerais S.A.– USIMINAS ("Ofertante"), na qualidade de acionista controlador da Companhia Siderúrgica Paulista - COSIPA ("COSIPA"), e COSIPA vêm ao público informar, em cumprimento ao disposto na Instrução nº 358/02 da Comissão de Valores Mobiliários ("CVM"), que o Conselho de Administração da Ofertante, em reunião realizada em 08/11/2004, autorizou a Diretoria a apresentar à CVM, pedido de registro de oferta pública obrigatória para aquisição da totalidade de ações de emissão da COSIPA ("OPA"), com a finalidade de cancelar o registro da COSIPA de companhia aberta de que trata o artigo 21 da Lei 6.385/76, nos termos do § 4º do artigo 4º da Lei nº 6.404/76 e da Instrução CVM nº 361/02. As ações em circulação no mercado, conforme definido no artigo 3º, inciso III da Instrução CVM 361/02, correspondem a 250.514.347 ações, representativas de 6,3% do capital total da COSIPA, sendo 52.343.659 ações ordinárias, equivalentes a 3,9% do capital votante e 198.170.688 ações preferenciais, equivalentes a 7,4% do capital preferencial.

(2) Líquido de deságio no valor de R$ 9.492 (R$ 13.166 em 31 de dezembro de 2003), relativo à mais valia de bens do ativo imobilizado. Esse deságio está sendo amortizado proporcionalmente à realização daqueles bens.

(3) A Nippon Steel Corporation e a controlada Usiminas International decidiram converter os empréstimos concedidos à Unigal em aumento de capital social, integralizando R$ 138.630 em 22 de dezembro de 2004. As participações da Nippon Steel Corporation e da Usiminas International em 31/12/2004 são, respectivamente, de 18,6% e 14,35%.

(4) Reversão de provisão para perdas - passivo a descoberto, no montante de R$ 117.662 (R$ 44.952 em 2003), registrada na rubrica demais contas a pagar no passivo exigível a longo prazo, com contrapartida na rubrica (provisão) reversão para passivo a descoberto, na demonstração do resultado do exercício.

(5) Em 24 de agosto de 2004, as participações de 42,22% da holding RNcentro Participações Ltda. na Rio Negro Comércio e Indústria de Aço Ltda., e de 50% da Siderholding Ltda., na Fasal S.A. – Indústria, Comércio e Distribuição de Produtos Siderúrgicos, foram transferidas diretamente para a sua Controladora (USIMINAS).

10.3. Informações sobre as empresas controladas

a) Empresas controladas

Companhia Siderúrgica Paulista – Cosipa - Situada em Cubatão, Estado de São Paulo, atua na produção de aço bruto para a fabricação e comercialização de placas, chapas grossas, laminados a quente e laminados a frio, utilizados nas indústrias de tubos de pequeno diâmetro, utilidades domésticas, construção, automobilística e autopeças.

Usiminas Mecânica S.A. - UMSA - Situada em Ipatinga, Estado de Minas Gerais tem como atividade principal a fabricação de equipamentos e instalações para os setores de produção do aço, petróleo, petroquímico, hidroelétrico, mineração, cimento, papel e celulose, recuperação de peças, rolos, cilindros da indústria pesada, estampagem e cortes em chapas para peças automotivas seriadas, caçambas estacionárias, e, ainda, de controle ambiental.

Usiparts S.A. Sistemas Automotivos - Com sede na Cidade de Pouso Alegre, Estado de Minas Gerais, dedica-se à industrialização e comercialização de peças estampadas de aço.

Usiminas International Ltd. - Com sede em British Virgin Islands, foi criada em 2001, com o propósito de deter investimentos da Companhia no exterior.

Rio Negro Com. Ind. Aço S.A. - Situada em São Paulo, dedica-se à distribuição de produtos siderúrgicos, atuando também como centro de serviços. A Rio Negro distribui produtos e presta serviços à Companhia como parte da estratégia desta de fornecer ao mercado produtos diferenciados e de maior valor agregado, concentrando o atendimento aos clientes de pequeno e médio porte.

b) Empresas controladas em conjunto

Fasal S.A. Com. Ind. Prod. Siderúrgicos - Sediada na cidade de Santa Luzia, Estado de Minas Gerais, dedica-se à distribuição de produtos siderúrgicos no varejo, atuando também como centro de serviços. A Fasal distribui produtos e presta serviços à Companhia como parte da estratégia desta de fornecer ao mercado produtos diferenciados e de maior valor agregado, concentrando o atendimento aos clientes de pequeno e médio porte.

Unigal Ltda. - Com sede na Cidade de Ipatinga, Estado de Minas Gerais, é uma joint venture criada em 1998 pela controladora e Nippon Steel Corporation, com o objetivo de transformar bobinas laminadas a frio em bobinas galvanizadas por imersão a quente, principalmente, para atender à indústria automobilística. A Unigal possui uma capacidade instalada para galvanização de 400 mil toneladas de aço por ano.

Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda - Com sede na Cidade de Ipatinga, Estado de Minas Gerais, dedica-se à prestação de serviços, especialmente para retificação de cilindros e rolos para siderurgia.

c) Outros investimentos

MRS Logística S.A. - Com sede na cidade do Rio de Janeiro, a MRS presta serviços de transporte ferroviário e logístico na região sudeste do Brasil. A participação da Companhia na MRS representa um investimento estratégico para a otimização do fornecimento de matérias-primas, transporte de produtos acabados e transporte de cargas de terceiros, relacionado principalmente à operação dos terminais marítimos da Companhia.

Siderar S.A.I.C. - Com sede na cidade de Buenos Aires, Argentina, opera a maior planta siderúrgica de produção de aços planos naquele país. A controladora detém uma participação de 5,3% no capital total da Siderar, adquirida com o propósito de possibilitar um posicionamento estratégico da Companhia no Mercosul, bem como o intercâmbio tecnológico. Esse investimento está registrado utilizando o método de custo.

Sidor C.A. (controlada do Consórcio Siderurgia Amazônia) - A Siderúrgica Del Orinoco (Sidor) C.A. é a maior siderúrgica da Venezuela, com capacidade instalada de 3,6 milhões de toneladas de aço por ano, sendo a segunda maior exportadora do país. A Companhia detém 6,78% do capital total da Sidor (indiretamente por meio do Consórcio Siderurgia Amazonia Ltd., a controladora da Sidor C.A., que detém 59,7% do capital social da Sidor, sendo os 40,3% restantes de titularidade do governo da Venezuela).

11. IMOBILIZADO

	CONTROLADORA				
	2004				2003
	Taxa média de depreciação anual%	Custo	Depreciação acumulada	Imobilizado líquido	Imobilizado líquido
Em operação					
Edificações	**4**	**893.718**	**(679.496)**	**214.222**	205.686
Máquinas e equipamentos	**5**	**5.037.459**	**(2.108.466)**	**2.928.993**	3.169.616
Instalações	**5**	**336.290**	**(230.407)**	**105.883**	34.006
Móveis e utensílios	**10**	**10.390**	**(8.191)**	**2.199**	2.034
Equipamentos de informática	**20**	**25.364**	**(22.114)**	**3.250**	4.184
Veículos	**20**	**1.222**	**(1.184)**	**38**	65
Ferramentas e aparelhos	**10**	**63.821**	**(43.496)**	**20.325**	21.240
Software	**20**	**59.523**	**(38.539)**	**20.984**	9.819
Minas e jazidas		**75**	**(74)**	**1**	2
Total depreciável		**6.427.862**	**(3.131.967)**	**3.295.895**	3.446.652
Terrenos		**48.015**	**-**	**48.015**	48.015
Total em operação		**6.475.877**	**(3.131.967)**	**3.343.910**	3.494.667
Em obras					
Obras em andamento		**141.387**	**-**	**141.387**	119.505
Imobilizado em processamento		**1.467**	**-**	**1.467**	814
Adiantamentos a fornecedores		**14.888**	**-**	**14.888**	954
Total em obras		**157.742**	**-**	**157.742**	121.273
		6.633.619	**(3.131.967)**	**3.501.652**	3.615.940

	CONSOLIDADO				
	2004				2003
	Taxa média de depreciação anual %	Custo	Depreciação acumulada	Imobilizado líquido	Imobilizado líquido
Em operação					
Edificações	**4**	**1.474.761**	**(836.897)**	**637.864**	662.188
Máquinas e equipamentos	**5**	**10.280.460**	**(3.148.165)**	**7.132.295**	7.649.026
Instalações	**5**	**458.435**	**(257.255)**	**201.180**	120.990
Móveis e utensílios	**10**	**18.894**	**(14.739)**	**4.155**	3.985
Equipamentos de informática	**20**	**133.014**	**(54.594)**	**78.420**	19.362
Veículos	**20**	**38.306**	**(16.388)**	**21.918**	26.411
Ferramentas e aparelhos	**10**	**74.449**	**(46.171)**	**28.278**	27.756
Software	**20**	**61.576**	**(40.339)**	**21.237**	10.414
Minas e jazidas		**481**	**(289)**	**192**	225
Intangíveis		**7**	**-**	**7**	75
Outros		**44.639**	**(1.521)**	**43.118**	7.224
Total depreciável		**12.585.022**	**(4.416.358)**	**8.168.664**	8.527.656
Terrenos		**275.341**		**275.341**	273.581
Total em operação		**12.860.363**	**(4.416.358)**	**8.444.005**	8.801.237
Deságio na aquisição de investimentos na Usiminas Mecânica – (Nota 10.2)		**(9.492)**	**-**	**(9.492)**	(13.166)
Em obras					
Obras em andamento		**442.114**	**-**	**442.114**	482.336
Importações em andamento		**1.605**	**-**	**1.605**	1.018
Adiantamentos a fornecedores		**16.700**	**-**	**16.700**	1.812
Outros		**949**	**-**	**949**	1.203
Total em obras		**461.368**	**-**	**461.368**	486.369
		13.312.239	**(4.416.358)**	**8.895.881**	9.274.440

a) A depreciação da controladora, no exercício findo em 31 de dezembro de 2004, de R$ 252.764 (R$ 241.167 em 2003) consolidado R$ 543.331 (R$ 502.746 em 2003), foi registrada substancialmente a débito do custo de produção.

b) Em obras – os saldos referem-se a melhorias no processo produtivo, para a plena utilização da capacidade das unidades produtivas existentes e proteção ambiental. Os planos de atualização tecnológica e de proteção ambiental em andamento deverão estar concluídos em 2005 e em 2007, respectivamente.

c) Os investimentos previstos para 2005 totalizam R$ 418.271, sendo R$ 264.105 para atualização tecnológica, R$ 50.128 para dragagem do terminal marítimo de Cubatão, R$ 82.788 para proteção ambiental e R$ 21.250 para grandes reparos.

d) Em janeiro de 1999, a controlada Cosipa paralisou as operações da Linha 1. Em dezembro de 2004, a controlada Cosipa decidiu baixar parte desses ativos, registrando no resultado, na rubrica de despesas não-operacionais, o montante de R$ 84.196.

12. DIFERIDO

	Consolidado	
	2004	2003
A amortizar		
Pesquisa e desenvolvimento de projetos	**19.286**	11.997
Em amortização		
Implementação de projetos de expansão	**77.126**	87.334
Amortização acumulada	**(47.343)**	(48.916)
	29.783	38.418
	49.069	50.415

A amortização contabilizada no exercício findo em 31 de dezembro de 2004 foi de R$ 10.602 (R$ 11.450 em 2003), apropriadas às despesas operacionais.

13. EMPRÉSTIMOS E FINANCIAMENTOS

	Controladora				Consolidado			
	2004		2003		2004		2003	
	Circulante	Longo prazo	Circulante	Longo prazo	Circulante	Longo prazo	Circulante	Longo prazo
a) No País								
US$	**56.256**	**174.187**	101.128	247.303	**68.037**	**176.552**	737.650	468.758
UR	**6.908**	**3.394**	12.487	5.954	**6.908**	**3.394**	15.184	5.954
IGPM	**114.793**	**215.716**	104.165	287.838	**114.793**	**216.421**	104.165	288.465
TJLP	**38.832**	**59.792**	37.734	99.809	**217.061**	**356.737**	206.502	540.093
R$	**2.585**	**4.956**	2.582	7.278	**31.910**	**7.270**	146.873	39.092
CM	**-**	**-**	3.548	5.104	**-**	**-**	3.548	5.104
Outras	**-**	**-**	-	-	**15.393**	**50.217**	20.257	67.503
	219.374	**458.045**	261.644	653.286	**454.102**	**810.591**	1.234.179	1.414.969
b) No Exterior								
US$	**373.750**	**485.683**	631.841	920.560	**895.323**	**2.677.207**	1.341.637	2.640.708
EURO	**5.120**	**18.229**	5.308	23.402	**5.120**	**18.229**	5.308	23.402
CHF	**-**	**-**	-	-	**2.308**	**2.307**	2.313	6.928
Outras	**-**	**-**	-	-	**1.108**	**-**	2.211	1.366
	378.870	**503.912**	637.149	943.962	**903.859**	**2.697.743**	1.351.469	2.672.404
	598.244	**961.957**	898.793	1.597.248	**1.357.961**	**3.508.334**	2.585.648	4.087.373

A amortização contabilizada no exercício findo em 31 de dezembro de 2004 foi de R$ 10.602 (R$ 11.450 em 2003), apropriadas às despesas operacionais.

	Controladora		Consolidado	
Ano de vencimento:	2004	2003	2004	2003
2005	-	592.967	-	1.398.392
2006	**503.066**	521.662	**1.387.601**	1.221.967
2007	**235.129**	233.700	**709.336**	724.985
2008	**114.711**	124.512	**508.760**	445.036
2009 até 2016	**109.051**	124.407	**902.637**	296.993
	961.957	1.597.248	**3.508.334**	4.087.373

No exercício findo em 31 de dezembro de 2004, foram contratados financiamentos da ordem de R$ 20.619 pela controladora, sendo R$ 4.229 no País e R$ 16.390 no exterior. Esses recursos foram destinados substancialmente para capital de giro. No mesmo período foram feitas amortizações no montante de R$ 971.627. Em termos consolidados foram contratados R$ 1.655.060 em novos empréstimos e amortizados R$ 3.471.627.

Os financiamentos da controladora em moeda nacional estão sujeitos à atualização monetária e encargos financeiros a uma taxa média de 7,33% ao ano (7,50% em 2003) e os em moeda estrangeira a uma taxa média de 5,22% ao ano (4,81% em 2003) mais variação cambial. Essas operações estão compatíveis com as de mercado para operações de risco e prazos similares. Estes financiamentos estão garantidos, substancialmente, por bens do imobilizado avaliados em R$ 2.279.623 em 31 de dezembro de 2004 (R$ 2.657.337 em 2003).

A Companhia Siderúrgica Paulista - COSIPA e a Unigal Ltda. apresentam empréstimos e financiamentos com determinadas condições contratuais, com exigências de cumprimento de determinados índices financeiros ("covenants"). O descumprimento dessas exigências por parte das credoras ou pela Usiminas e suas subsidiárias, poderia gerar uma antecipação do vencimento dessas obrigações de longo prazo com credores nacionais e no exterior. Em 31 dezembro de 2003, a COSIPA e a Unigal deixaram de cumprir determinados índices e obtiveram dispensa de cumprimento desses índices ("waiver"). Para 31 de dezembro 2004, a Unigal descumpriu uma exigência de índice financeiro, para o qual também obteve dispensa ("waiver").

14. DEBÊNTURES

Em 01 de setembro de 2003, a Companhia Siderúrgica Paulista – Cosipa efetuou oferta de natureza pública para emissão de 24.000 debêntures, no montante de R$ 240.000, em uma única série, nominativas, quirografárias e não conversíveis em ações, totalmente subscritas pelo mercado em novembro de 2003, com vencimento previsto para 01 de setembro de 2007.

Em 20 de outubro de 2004, a Cosipa resgatou antecipadamente as 24.000 debêntures no montante de R$ 245.584.

15. TRIBUTOS PARCELADOS

	Controladora				Consolidado			
	2004		2003		2004		2003	
	Circulante	Longo prazo	Circulante	Longo prazo	Circulante	Longo prazo	Circulante	Longo prazo
INSS	**11.951**	**146.604**	21.942	86.528	**12.023**	**146.604**	22.210	86.595
ICMS	**-**	**-**	-	-	**330**	**384**	304	660
Tesouro Nacional	**6.217**	**4.663**	6.217	4.662	**6.217**	**4.663**	6.217	4.662
Outros	**58**	**-**	59	-	**1.886**	**9.813**	1.272	11.130
	18.226	**151.267**	28.218	91.190	**20.456**	**161.464**	30.003	103.047

Sobre os parcelamentos acima, incidem juros de 1% ao mês, sendo vencíveis em prazos que variam entre 30 e 240 meses, garantidos por bens patrimoniais de Companhia Siderúrgica Paulista - COSIPA, avaliados por R$ 350.388 em 31 de dezembro de 2004 (2003 - R$ 361.907).

As parcelas a longo prazo vencerão como segue:

	Controladora		Consolidado	
Ano de vencimento:	2004	2003	2004	2003
2005	-	20.163	-	21.815
2006	**24.559**	12.906	**26.693**	14.444
2007	**19.896**	11.581	**21.146**	12.349
2008	**19.896**	9.008	**21.116**	9.726
2009 até 2016	**86.916**	37.532	**92.509**	44.713
	151.267	91.190	**161.464**	103.047

16. PROVISÃO PARA CONTINGÊNCIAS

	Controladora		Consolidado	
	2004	2003	2004	2003
Contingências tributárias	**589.769**	502.683	**789.293**	757.791
Contingências trabalhistas	-	2	**141.719**	83.848
Contingências cíveis	-	-	**79.649**	60.495
Outras	-	-	**8.887**	12.181
Total	**589.769**	502.685	**1.019.548**	914.315

Desses montantes, os seguintes valores encontram-se suportados por depósitos judiciais registrados no ativo realizável a longo prazo, não atualizados monetariamente: controladora - R$ 159.480 (R$ 130.290 em 2003); consolidado - R$ 265.855 (R$ 230.506 em 2003).

A controladora vem discutindo judicialmente os seguintes tributos:

- Crédito de IPI relativo à aquisição de produtos isentos, imunes, não tributados e alíquota zero, no montante aproximado de R$ 150.000 em 31 de dezembro de 2004.
- Imposto de renda e contribuição social sobre o lucro líquido sobre a diferença entre a inflação medida pelo Índice de Preços ao Consumidor–IPC em janeiro e fevereiro de 1989, de 70,28%, e a correção monetária oficial medida pela UFIR, de 11,4%. Tais efeitos montam em R$ 48.000, aproximadamente, em 31 de dezembro de 2004.
- Imposto de renda sobre lucro inflacionário à alíquota reduzida de 5%, pago em 1993, cujo valor aproximado em 31 de dezembro de 2004 é de R$ 43.000. Este tributo foi compensado pela Usiminas em 1998 face à revogação da Lei que o instituiu.
- Autuações diversas do INSS, cuja provisão, em 31 de dezembro de 2004, monta em R$ 156.000, aproximadamente. A Companhia recorreu de todas elas na via administrativa e judicial. Existem depósitos recursais e judiciais no valor de R$ 23.000, aproximadamente, como garantia de parte destas discussões.

A controlada Cosipa tem como maior item de contingência fiscal o ICMS de produtos semi-elaborados. Entre junho de 1992 e fevereiro de 1997 o Estado de São Paulo lavrou quatro autos de infração. Estas autuações foram decorrentes do não recolhimento deste tributo no período de maio de 1991 a setembro de 1996, devido a Companhia entender que seus produtos não se enquadravam nesta tributação.

As contingências trabalhistas são na sua totalidade da controlada Cosipa e referem-se, substancialmente, a periculosidade, insalubridade, salário-família e diferenças salariais. Em 2004, a Companhia efetuou análise detalhada desses processos, cuja expectativa de êxito dos consultores jurídicos internos é remota, atualizando os mesmos com base em cálculos periciais e índices do TRT – Tribunal Regional do Trabalho.

Adicionalmente, a Companhia possui diversas contingências fiscais, trabalhistas e cíveis em andamento, cujas expectativas de êxito, baseada em opinião de seus consultores jurídicos internos e externos, são consideradas possíveis. Essas contingências totalizavam, aproximadamente, R$ 19.000 em 31 de dezembro de 2004 (R$ 16.000 em 2003).

17. PASSIVO ATUARIAL

17.1. Caixa dos Empregados da Usiminas

A Companhia instituiu, em 28 de agosto de 1972, a Caixa dos Empregados da Usiminas, uma sociedade civil sem fins lucrativos, classificada como entidade fechada de previdência complementar. Essa entidade, em consonância com a legislação aplicável, tem como finalidade principal a administração e execução de planos de benefícios de natureza previdenciária.

Atualmente a entidade administra dois planos de benefícios: o plano original, que se encontra em extinção, denominado Plano de Benefícios 1, caracterizado como "benefício definido" e o Plano atual, que entrou em operação em 1º de agosto de 1998, denominado Plano de Benefícios 2 e caracterizado como "contribuição definida". As contribuições para os dois planos durante o exercício findo em 31 de dezembro de 2004 totalizaram R$ 10.203 (R$ 8.589 em 2003) na Companhia e R$ 11.792 (R$ 9.671 em 2003) no total dos patrocinadores e foram imputadas ao resultado, substancialmente, em custo dos produtos e serviços vendidos.

A partir de janeiro de 2002, a insuficiência de reserva apurada em dezembro de 1994 passou a ser amortizada pelas patrocinadoras no prazo de 19 anos (inicialmente previsto para 35 anos), incorrendo em taxa de juros de 6% a.a. e atualização mensal pelo IGP-M. As parcelas pagas durante o exercício findo em 31 de dezembro de 2004 montam a R$ 78.039 (R$ 71.355 em 2003) na controladora e R$ 84.615 (R$ 77.427 em 2003) no total dos patrocinadores (Usiminas e Usiminas Mecânica).

As reservas técnicas da Caixa (exigível atuarial) são calculadas pelo e sob responsabilidade do atuário independente contratado pela Caixa e representam a obrigação assumida de benefícios concedidos e a conceder aos participantes e aos seus beneficiários.

Em atendimento à Deliberação CVM nº 371 de 13 de dezembro de 2000, a Companhia reconheceu o ajuste no passivo atuarial decorrente dos benefícios a que os empregados farão jus após o tempo de serviço. O estudo atuarial, efetuado por atuário independente na data-base de 31 de dezembro de 2004, apresentou um passivo de R$ 962.431 na controladora e R$ 1.017.144 no total dos patrocinadores (em 2003 R$ 967.802 na controladora e R$ 1.024.539 no total dos patrocinadores).

Os valores estimados a serem reconhecidos na demonstração de resultado de 2005 estão demonstrados conforme abaixo:

	Controladora	Consolidado
Custo do serviço corrente bruto	**1.855**	2.546
Custo dos juros	**247.364**	263.695
Rendimento esperado do ativo do plano	**(225.386)**	(240.849)
Amortização de ganho	**(11.247)**	(11.723)
Contribuição do empregado	**(859)**	(872)
Total	**11.727**	12.797

As principais hipóteses atuariais, em 31 de dezembro de 2004 e de 2003 são:

Método atuarial (crédito unitário projetado):

	2004	2003
Taxa de desconto	**12,00% a.a.**	12,35% a.a.
Taxa de retorno esperado dos ativos	**14,40% a.a.**	13,40% a.a.
Crescimentos salariais futuros	**7,10% a.a.**	7,10% a.a.
Crescimentos dos benefícios da previdência social	**5,0% a.a.**	5,0% a.a.
Inflação	**5,0% a.a.**	5,0% a.a.
Fator de capacidade		
Salários	**97%**	97%
Benefícios	**97%**	97%

Demográficas:

Tábua de mortalidade	GAM-83 agravada de 1 ano (2003 - Média entre a GAM-71 e GAM-83 agravadas de 1 (um) ano)
Tábua de mortalidade de inválidos	RRB 1983
Tábua de entrada em invalidez	RRB 1944 (agravada 2x)
Tábua de rotatividade	Plano de benefícios 1: Experiência da Towers USIPREV: Experiência da Towers (agravada 3x em 2004 e agravada 2x em 2003)
Tábua de morbidez	Padrão Towers (agravada 2,5x)
Idade de aposentadoria	Primeira idade de atingimento das elegibilidades para aposentadoria
Dados dos filhos	Experiência de empresas congêneres, combinada com os dados fornecidos pela Usiminas
Dados dos cônjuges dos ativos e dos futuros aposentados	95% dos participantes casados com uma diferença de 4 anos de idade, sendo a mulher mais jovem
Benefício do INSS	Considera as alterações da Lei 9876 de 26 de novembro de 1999 (fator previdenciário)
Idade de entrada no INSS	Informada pela Usiminas

17.2. Contas a pagar à Fundação Cosipa de Seguridade Social – FEMCO

Em 31 de dezembro de 2004 o saldo devedor da controlada Companhia Siderúrgica Paulista – COSIPA, junto à FEMCO, registrado nos passivos circulante e exigível a longo prazo era de R$ 11.166 e R$ 337.357, respectivamente (R$ 8.891 e R$ 353.067, respectivamente, em 2003). Esta dívida está garantida por bens patrimoniais avaliados por R$ 507.459 (R$ 494.809 em 2003).

Em outubro de 2003 a Secretária de Previdência Complementar aprovou nova sistemática de utilização do superávit atuarial da FEMCO, refletindo em redução parcial da dívida da patrocinadora COSIPA em R$ 93.556 no exercício de 2003. No exercício findo em 31 de dezembro de 2004, aplicando-se a mesma sistemática, foi registrado superávit de R$ 4.562.

O saldo devedor passou a ser de natureza atuarial, ajustado mensalmente, de forma a manter uma margem de oscilação de risco em valor igual a 10% do valor da provisões matemáticas de benefícios concedidos e a conceder no Plano de Benefício Definido. Em 31 de dezembro de 2004 o saldo do Fundo Previdencial de Oscilação de Risco era de R$ 91.974 (R$ 89.064 em 2003).

O saldo devedor da dívida será estabelecido no encerramento de cada exercício, com base em reavaliação atuarial direta das provisões matemáticas de benefícios concedidos e a conceder.

Esse saldo devedor tem uma primeira parcela do total de 12, que foi amortizada a partir de 20 de março de 2004, correspondente ao valor de todas as prestações mensais calculadas com base na Tabela Price, com juros equivalentes a 6% (seis por cento) ao ano e atualização mensal pelo INPC – Índice Nacional de Preços ao Consumidor, e uma segunda parcela que será amortizada posteriormente sujeita ao resultado da reavaliação atuarial do exercício seguinte, e assim sucessivamente.

A controlada COSIPA registrou na rubrica de passivo atuarial no exigível a longo prazo o montante de R$ 19.949 (R$ 13.262 em 2003) como déficit do Plano de Benefício de Assistência Médica.

17.3. Composição do passivo atuarial

	Controladora		Consolidado	
	2004	2003	2004	2003
Caixa dos Empregados da Usiminas				
Valor presente da obrigação atuarial	**(2.137.192)**	(1.931.531)	**(2.278.207)**	(2.058.214)
Valor justo dos ativos	**1.596.847**	1.164.172	**1.705.402**	1.244.031
Valor líquido das perdas não reconhecidas no balanço	**(422.086)**	(200.443)	**(444.339)**	(210.356)
Custo do serviço corrente líquido	**(962.431)**	(967.802)	**(1.017.144)**	(1.024.539)
Fundação Cosipa de Seguridade Social – FEMCO (Nota 17.2)				
Saldo devedor da Cosipa	**-**	-	**(337.357)**	(353.067)
Déficit do plano de benefícios de assistência médica	**-**	-	**(19.949)**	(13.262)
	-	-	**(357.306)**	(366.329)
Total no longo prazo	**(962.431)**	(967.802)	**(1.374.450)**	(1.390.868)
(+) Parcela do saldo devedor da Cosipa no curto prazo	**-**	-	**(11.166)**	(8.891)
Total do passivo atuarial	**(962.431)**	(967.802)	**(1.385.616)**	(1.399.759)

18. PATRIMÔNIO LÍQUIDO

18.1. Capital social

O capital social da Companhia é de R$1.280.839 e está composto por 225.285.820 ações, sem valor nominal, e está dividido em 112.280.152 ações ordinárias, 112.218.708 ações preferenciais classe A e 786.960 ações preferenciais classe B. Em 29 de dezembro de 2003, a Companhia emitiu 4.282.180 novas ações PNA em decorrência da decisão do BNDESPAR em converter as 750 debêntures nominativas, de sua titularidade, em ações preferenciais classe A, no montante de R$ 59.839. Adicionalmente, a Companhia cancelou 4.282.180 ações preferenciais classe A, mantidas em tesouraria, no intuito de não alterar o número total de ações.

Cada ação ordinária dá direito a 1 (um) voto nas deliberações da Assembléia Geral e as ações preferenciais não têm direito a voto mas perceberão (i) dividendos 10% (dez por cento) maiores do que os atribuídos às ações ordinárias (ii) direito de participar, em igualdade de condições, com as ações ordinárias, de quaisquer bonificações votadas em Assembléia Geral; (iii) prioridade no reembolso de capital, sem direito a prêmio, no caso de liquidação da companhia; (iv) voto nas assembléias se a companhia deixar de pagar dividendos preferenciais durante três exercícios consecutivos.

As ações preferenciais não poderão ser convertidas em ordinárias.

Os titulares de ações preferenciais classe B gozarão de prioridade no reembolso do capital, sem direito a prêmio, no caso de liquidação da Companhia. Os titulares de ações preferenciais classe A gozarão da mesma prioridade, porém, somente após o atendimento da prioridade conferida às ações preferenciais classe B. As ações preferenciais classe B poderão, a qualquer tempo e a exclusivo critério do acionista, ser convertidas em ações preferenciais classe A.

Aos acionistas é assegurado dividendo mínimo de 25% do lucro líquido do exercício calculado nos termos da lei societária.

18.2. Reservas

a) Valor excedente na subscrição de ações - constituída no processo de incorporação, em conformidade com o Artigo 14, § único da Lei 6.404/76. Esta reserva poderá ser utilizada na absorção de prejuízos que ultrapassarem os lucros acumulados e as reservas de lucros, resgate, reembolso ou compra de ações, resgate de partes beneficiárias, incorporação ao capital social e pagamento de dividendos a ações preferenciais, quando essa vantagem lhes for assegurada (Art. 200 da Lei 6.404/76).

b) Ações em tesouraria - Em 31 de dezembro de 2004, a Companhia possuía, em tesouraria, 561.482 ações ordinárias, 5.015.170 ações preferenciais classe A e 331.576 ações preferenciais classe B.

c) Incentivos fiscais – corresponde à redução, até 1996, de 95% do Imposto sobre Produtos Industrializados – IPI recolhido (Lei 7.554/86).

d) Reserva legal – constituída na base de 5% do lucro líquido de cada exercício até atingir 20% do capital social.

e) Reserva para investimentos e capital de giro – constituída em 31 de dezembro de 2003 no valor de R$ 847.043, complementada em 31 de dezembro de 2004 em R$1.832.235, como segue:

(i) Parcela correspondente a 50% do lucro líquido do exercício ajustado, no montante de R$ 1.450.519, que tem por finalidade assegurar investimentos operacionais ou acréscimo de capital de giro.

(ii) Parcela correspondente a R$ 381.716, destinada a complemento dos investimentos supracitados, nos termos do Artigo 196 da Lei 6.404/76, com base em Plano de Investimentos a ser submetido à Assembléia Geral Ordinária.

Conforme previsto no estatuto da Companhia, o saldo da reserva de lucros não poderá ultrapassar 95% do capital social e poderá ser utilizada na absorção de prejuízos, distribuição de dividendos, resgates, reembolso ou compra de ações ou, ainda, capitalizada.

Em 31 de dezembro de 2004, a Companhia apresenta excesso de reservas de lucros sobre o capital social. Em atendimento à Legislação Societária (art. 199 da Lei 6.404/76), a administração proporá em Assembléia Geral de Acionistas o aumento de capital da Companhia com reserva de lucros de R$ 1.119.161, sem a emissão de novas ações.

18.3. Dividendos e juros sobre capital próprio

A distribuição de dividendos pode ser assim demonstrada:

	2004
Lucro líquido do exercício	**3.053.724**
Constituição da reserva legal (5%)	**152.686**
Base de cálculo dos dividendos	**2.901.038**
Dividendos mínimos obrigatórios (25%)	**725.259**
Juros s/ capital próprio intermediários pagos (R$ 1,17318 por ação ON e R$ 1,29050 por ação PN)	**270.000**
Juros s/ capital próprio complementares a pagar (R$ 0,53880 por ação ON e R$ 0,59270 por ação PN)	**124.004**
Dividendos complementares a pagar (R$ 2,93208 por ação ON e R$ 3,22529 por ação PN)	**674.799**
Total	**1.068.803**

A administração deliberou distribuir juros sobre o capital próprio em conformidade com a Lei 9.249/95, que serão imputados ao valor dos dividendos a serem distribuídos, relativos ao exercício de 2004, para todos os efeitos legais. O valor correspondente a R$ 394.004 foi contabilizado como despesa financeira para fins fiscais. Em atendimento à deliberação CVM 207/96, foi revertido à mesma rubrica do resultado, não produzindo, desta forma, efeito no lucro líquido do exercício, exceto quanto aos reflexos fiscais, estes reconhecidos nas linhas de imposto de renda e contribuição social sobre o lucro líquido.

19. RECEITAS (DESPESAS) FINANCEIRAS, LÍQUIDAS

As receitas (despesas) financeiras podem ser assim sumariadas:

	Controladora		Consolidado	
	2004	2003	2004	2003
Receitas financeiras				
Juros de clientes	**9.763**	15.231	**36.493**	26.783
Receita de aplicações financeiras	**73.964**	45.246	**133.606**	100.994
Outras receitas financeiras	**21.022**	17.033	**20.851**	11.919
Despesas financeiras				
Juros e comissões sobre financiamentos	**(130.627)**	(271.797)	**(496.825)**	(657.912)
Outras despesas financeiras	**(46.055)**	(44.513)	**(101.510)**	(93.935)
Efeitos cambiais				
De empréstimos e financiamentos	**69.706**	413.578	**284.141**	1.197.922
De clientes no exterior	**(16.521)**	(36.837)	**(33.162)**	(47.995)
Resultado das operações de Swap e Hedge	**(126.541)**	(321.764)	**(422.870)**	(993.103)
Outros	**(29.737)**	(75.714)	**(28.479)**	(107.962)
Efeitos monetários				
De empréstimos e financiamentos	**(46.540)**	(48.235)	**(51.064)**	(95.512)
Outros	**(77.407)**	(52.976)	**(110.049)**	(192.644)
	(298.973)	(360.748)	**(768.868)**	(851.445)

20. DEMONSTRAÇÃO DO EBITDA

EBITDA – Lucro operacional antes das despesas financeiras, da participação em sociedades controladas e coligadas, mais depreciação e adições e exclusões que não afetam caixa, conforme demonstrado abaixo:

		Controladora		Consolidado	
		2004	2003	2004	2003
	Lucro operacional	**3.877.409**	1.577.704	**4.516.962**	1.789.794
(+/-)	Participação em sociedades controladas e coligadas	**(1.383.822)**	(461.240)	**(327.065)**	(115.711)
(+)	Despesas financeiras líquidas	**298.973**	360.748	**768.868**	851.445
(+)	Depreciação	**252.764**	241.167	**543.331**	502.746
(+)	Adições / exclusões que não afetam caixa	**92.998**	100.500	**121.798**	44.152
(+)	EBITDA	**3.138.322**	1.818.879	**5.623.894**	3.072.426
	EBITDA / Receita Líquida (Margem %)	**47**	38	**46**	36

21. INSTRUMENTOS FINANCEIROS

Os instrumentos financeiros da companhia e de suas controladas encontram-se registrados em contas patrimoniais em 31 de dezembro de 2004 e de 2003. A administração desses instrumentos é efetuada através de estratégias operacionais, visando liquidez, rentabilidade e segurança. A política de controle consiste em acompanhamento permanente das taxas contratadas versus as vigentes no mercado.

21.1. Risco de crédito

A política de vendas do grupo se subordina às normas de crédito fixadas por sua Administração, que procuram minimizar os eventuais problemas decorrentes da inadimplência de seus clientes. Este objetivo é obtido através da seleção de clientes de acordo com sua capacidade de pagamento e através da diversificação de suas contas a receber (pulverização do risco).
A companhia conta ainda com provisão para devedores duvidosos, no montante de R$ 39.121 (R$ 25.852 em 2003) representativos de 4,21% do saldo de contas a receber em aberto (2,93% em 2003) para fazer face ao risco de crédito. Em termos consolidados, essa provisão totaliza R$ 79.740 (R$ 60.843 em 2003), representativos de 4,21% do saldo de contas a receber em aberto (4,04% em 2003).

21.2. Risco de taxa de câmbio

Uma vez que a companhia e suas controladas possuem um passivo significativo em moeda estrangeira, principalmente dólar norte-americano, seus resultados podem ser significativamente afetados pela variação da taxa de câmbio.

Como medida preventiva e de redução dos efeitos da variação cambial, a Administração tem adotado como política a manutenção de ativos vinculados à correção cambial, conforme quadro abaixo:

	Em milhares de dólares – US$			
	Controladora		Consolidado	
	2004	2003	2004	2003
A) Empréstimos/financiamentos em moeda estrangeira	**419.388**	670.840	**1.448.987**	1.813.279
B) Fornecedores no exterior		15.650	**1.475**	55.992
C) Ativos em moeda estrangeira	**343.174**	272.976	**416.155**	292.746
D) Operações financeiras de Swap	**200.866**	327.517	**490.631**	949.572
E) Exposição líquida (A+B-C-D)	**(124.652)**	85.997	**543.676**	626.953

Em conjunto com a posição líquida de ativos e passivos em dólares norte-americanos em 31 de dezembro de 2004 anteriormente demonstrada, deve-se considerar o saldo líquido verificado entre as contas de exportação e de importação da controladora e de suas controladas, a serem realizadas no exercício de 2005, conforme previsão abaixo (não auditada):

	Em milhares de dólares – US$
A) Exportação	
da Controladora	**414.594**
de Controladas	**720.453**
Total	**1.135.047**
B) Importação	
da Controladora	**291.966**
de Controladas	**349.772**
Total	**641.738**
	493.309

A controlada Cosipa e a controlada indireta Cosipa Overseas Ltd., por meio de um planejamento combinado das áreas comercial e financeira, avaliou operações que eliminassem ou minimizassem os efeitos da volatilidade do câmbio. Em razão disto, foi escolhida a captação de recursos vinculada a pré-pagamento de exportação, tornando-se um elemento de proteção natural quando da sua liquidação. Em 31 de dezembro de 2004 o saldo dessas operações na Cosipa (consolidado) totalizam, respectivamente, US$ 623.021 mil e US$ 574.298 mil (US$ 254.712 mil e US$ 441.312 mil em 2003).

Reforçando a intenção de que o vínculo contratual básico dessa operação é o fornecimento de placas de aço de forma exclusiva, caracterizando-a como uma operação comercial de pré-venda, estabeleceu-se, na sua estrutura, que a controladora (USIMINAS), e companhias seguradoras internacionais garantiriam sua performance, caso esta viesse a ter qualquer problema na exportação de seus produtos, substituindo-os pelos daquela usina.

Os contratos de pré-pagamento, com placas, de dívidas contraídas no exterior, estendem-se até 2012.

21.3. Operações de hedge e swap

As operações financeiras realizadas ao longo do exercício podem ser sumariadas como segue:

	Controladora		Consolidado	
	2004	2003	2004	2003
Montante contratado em US$ mil	**200.866**	327.517	**642.139**	949.572
			Em milhares de reais	
Saldo patrimonial no passivo circulante na rubrica "Instrumentos financeiros"	**27.167**	27.647	**129.112**	90.868
Saldo patrimonial no exigível a longo prazo na rubrica "Instrumentos financeiros"	**155.581**	54.597	**556.827**	284.000
Despesas líquidas na rubrica "Receitas (Despesas) financeiras", líquidas	**(126.541)**	(321.764)	**(422.870)**	(993.103)

Em 31 de dezembro de 2004, caso as operações acima referidas fossem realizadas por condições de mercado atuais, representariam um saldo passivo de R$ 146.064 na controladora e R$ 609.608 no consolidado (R$ 35.227 e R$ 269.093 em 2003, respectivamente).

A Companhia não emite instrumentos financeiros para fins de comércio e não tem a intenção de liquidar essas operações antes dos seus vencimentos.

Os valores de mercado dos demais ativos e passivos financeiros não divergem significativamente dos valores contábeis dos mesmos, na extensão de que foram pactuados e registrados por taxas e condições praticadas no mercado para operações de natureza, risco e prazo similares.

21.4. Risco de preço

Sendo as exportações equivalentes a 16% da receita líquida da controladora prevista para 2005 e a 24% da receita líquida das controladas, a eventual volatilidade da taxa de câmbio representa, na verdade, um risco de preço que pode comprometer os resultados esperados. Este risco é, em grande parte, contrabalançado pelo volume relevante das importações das empresas do Grupo previstas para esse mesmo ano, conforme demonstrado anteriormente (não auditada).

21.5. Risco de taxa de juros

As taxas de juros contratadas para os empréstimos e financiamentos no curto e longo prazos e debêntures podem ser demonstradas conforme abaixo:

	Controladora				Consolidado			
	2004	%	2003	%	2004	%	2003	%
Empréstimos e financiamentos:								
Pré-fixada	**564.145**	**36**	951.368	38	**1.568.347**	**32**	2.140.309	31
TJLP	**108.926**	**7**	155.984	6	**649.276**	**13**	849.069	12
Libor	**887.130**	**57**	1.388.689	56	**2.621.003**	**54**	3.500.486	50
Outras	**-**	**-**	-	-	**27.669**	**1**	183.157	3
Subtotal	**1.560.201**	**100**	2.496.041	100	**4.866.295**	**100**	6.673.021	96
Debêntures:								
CDI	**-**	**-**	-	-	**-**	**-**	256.761	4
Subtotal	**-**	**-**	-	-	**-**	**-**	256.761	4
	1.560.201	**100**	2.496.041	100	**4.866.295**	**100**	6.929.782	100

22. SERVIÇOS NÃO RELACIONADOS À AUDITORIA EXTERNA

A política de atuação da Companhia na contratação de serviços não relacionados à auditoria externa junto aos nossos auditores independentes assegura que não haja conflito de interesse, perda de independência ou objetividade. Adicionalmente, em atendimento à Instrução CVM 381/2003, informamos que os contratos em vigor e os serviços prestados atualmente pelos auditores independentes à Companhia e suas controladas, somente se relacionam aos trabalhos de auditoria externa.

23. COBERTURA DE SEGUROS

As apólices de seguros mantidas pela Companhia e algumas controladas proporcionam as seguintes coberturas consideradas como suficientes pela administração: para os prédios, mercadorias e matérias-primas, equipamentos, maquinismos, móveis, objetos, utensílios e instalações que constituem os estabelecimentos segurados e respectivas dependências de Usiminas, Usiminas Mecânica, Cosipa, Unigal, tendo como valor em risco US$ 13.431.529 mil, uma apólice "All Risks" com limite máximo de indenização de US$ 800.000 mil por sinistro. A franquia para danos materiais é de US$ 7.500 mil e para as coberturas de lucros cessantes a franquia é de vinte e um dias (tempo de espera) com mínimo de US$ 7.500 mil.

CONSELHO DE ADMINISTRAÇÃO

BERTOLDO MACHADO VEIGA
PRESIDENTE

DALTON NOSÉ
CONSELHEIRO

ERMÍNIO TADEI
CONSELHEIRO

GABRIEL STOLIAR
CONSELHEIRO

HIDEMI KAWAI
CONSELHEIRO

JOSÉ AUGUSTO MULLER DE OLIVEIRA GOMES
CONSELHEIRO

KENICHI ASAKA
CONSELHEIRO

MARCUS OLYNTHO DE CAMARGO ARRUDA
CONSELHEIRO

MARTA XAVIER GONÇALVES
CONSELHEIRA

RINALDO CAMPOS SOARES
CONSELHEIRO

CONSELHO FISCAL

JOSÉ RUQUE ROSSI
PRESIDENTE

ANTÔNIO JOAQUIM FERREIRA CUSTÓDIO
CONSELHEIRO

JOSÉ IGNACIO ORTUONDO GARCIA
CONSELHEIRO

JOSÉ WELLINGTON MARQUES DE ARAÚJO
CONSELHEIRO

MASATO NINOMIYA
CONSELHEIRO

DIRETORIA

RINALDO CAMPOS SOARES
DIRETOR-PRESIDENTE

PAULO PENIDO PINTO MARQUES
DIRETOR DE FINANÇAS E RELAÇÕES COM INVESTIDORES

GABRIEL MÁRCIO JANOT PACHECO
DIRETOR DE DESENVOLVIMENTO

IDALINO COELHO FERREIRA
DIRETOR DE COMERCIALIZAÇÃO

RICARDO YASUYOSHI HASHIMOTO
DIRETOR DE RELAÇÕES ESPECIAIS

JOÃO LUCAS FERRAZ DUNGAS
GERENTE DE CONTROLADORIA
CONTADOR CRC-MG 9644

PARECER DOS AUDITORES INDEPENDENTES

Aos
Administradores e Acionistas da
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1. Examinamos o balanço patrimonial da Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS e o balanço patrimonial consolidado da Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS e suas controladas, levantados em 31 de dezembro de 2004, e as respectivas demonstrações dos resultados, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes ao exercício findo naquela data, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis.

2. Nosso exame foi conduzido de acordo com as normas de auditoria aplicáveis no Brasil e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e o sistema contábil e de controles internos da Companhia; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

3. Em nossa opinião, as demonstrações contábeis acima referidas representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS, a posição patrimonial e financeira consolidada da Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS e suas controladas em 31 de dezembro de 2004, e os respectivos resultados de suas operações, mutações de seu patrimônio líquido e origens e aplicações de seus recursos referentes ao exercício findo naquela data, de acordo com as práticas contábeis adotadas no Brasil.

4. Nosso exame foi conduzido com o objetivo de emitirmos parecer sobre as demonstrações contábeis referidas no primeiro parágrafo. As demonstrações do fluxo de caixa e do valor adicionado (controladora e consolidado), preparadas de acordo com as práticas contábeis adotadas no Brasil, estão sendo apresentadas para propiciar informações complementares sobre a Companhia, apesar de não serem requeridas como parte das demonstrações contábeis. Essas demonstrações foram submetidas aos procedimentos de auditoria descritos no segundo parágrafo e, em nossa opinião, estão adequadamente apresentadas em todos os seus aspectos relevantes em relação às demonstrações contábeis tomadas em conjunto.

5. O exame das demonstrações contábeis do exercício findo em 31 de dezembro de 2003, apresentadas para fins de comparação, foi conduzido sob a responsabilidade de outros auditores independentes, que, baseados em laudo atuarial, emitiram parecer sem ressalvas datado de 04 de março de 2004, contendo parágrafo de ênfase sobre o descumprimento de determinadas condições contratuais de empréstimos e financiamentos (índices financeiros dos "covenants") pelas controladas Companhia Siderúrgica Paulista – COSIPA e Unigal Ltda., que poderiam vir a provocar o vencimento antecipado de obrigações de longo prazo. Os auditores indicam ainda em seu parecer que as supracitadas controladas promoveram gestões junto aos credores para assegurar o cumprimento das condições pactuadas nos contratos, tendo obtido pleno êxito na repactuação das mesmas.

Belo Horizonte, 24 de fevereiro de 2005.


ERNST & YOUNG

Auditores Independentes S.S.
CRC - 2SP 015.199/O-6-F-MG

João Ricardo Pereira da Costa
Contador CRC - 1RJ 066.748/O-3-S-MG

PARECER DO CONSELHO FISCAL

Senhores Acionistas,

Na qualidade de membros do Conselho Fiscal de Usinas Siderúrgicas de Minas Gerais S/A – Usiminas e de acordo com as disposições legais e estatutárias vigentes, examinamos o Relatório Anual da Administração e as Demonstrações Contábeis referentes ao exercício encerrado em 31 de dezembro de 2004. Com base nas análises efetuadas e de acordo com o parecer da Ernst & Young Auditores Independentes S/ S. de 24.02.2005, somos de opinião que os referidos documentos merecem a aprovação dos senhores acionistas.

Belo Horizonte, 24 de fevereiro de 2005.

José Ruque Rossi - Presidente
Antônio Joaquim Ferreira Custódio - Secretário
José Ignácio Ortuondo Garcia - Conselheiro
José Wellington Marques de Araujo - Conselheiro
Masato Ninomiya - Conselheiro